Form 10-K, Exhibit 13
period 1993-12-31
AMERICAN BRANDS INC /DE/
filed 1994-03-28
CIK 789073

EXHIBIT 13



                               FINANCIAL SECTION
                     --------------------------------------
                     AMERICAN BRANDS, INC. AND SUBSIDIARIES

- ---------------------------------------------------------------------------
                                 CONTENTS

                                                                 Page in
                                                                 Printed
                                                                Version of
                                                       Page   Annual Report
                                                       ----   -------------
Results of Operations                                    1           20
Financial Review                                         9           26
Consolidated Statement of Income                        14           29
Consolidated Balance Sheet                              16           30
Consolidated Statement of Cash Flows                    18           32
Consolidated Statement of Common Stockholders' Equity   20           33
Notes to Consolidated Financial Statements              21           34
Report of Independent Accountants                       50           50
Report of Management                                    51           50
Information on Business Segments                        52           51
Eleven-Year Consolidated Selected Financial Data        54           52


- -----------------------------------------------------------------------------------------------------------------------------------
                                                       RESULTS OF OPERATIONS

                                                                      Revenues                            Operating Income
                                                       -------------------------------------     ---------------------------------
(In millions)                                             1993          1992          1991         1993         1992         1991
===================================================================================================================================
Tobacco products
   International                                       $ 5,940.0     $ 6,376.6     $ 6,373.7     $  486.5     $  554.4     $  528.4
   Domestic                                              1,501.5       1,780.3       1,726.4        169.2        536.1        540.8
- -----------------------------------------------------------------------------------------------------------------------------------
     Total Tobacco                                       7,441.5       8,156.9       8,100.1        655.7      1,090.5      1,069.2
Distilled spirits                                        1,194.6       1,268.3       1,061.2        214.7        195.8        151.6
Life insurance                                           1,070.9         965.5         870.4        217.3        165.3        151.8
Hardware and home improvement products                   1,119.5       1,014.8         902.3        155.5        159.0        141.5
Office products                                            977.2       1,003.5         982.3         63.2         58.1         37.7
Specialty businesses                                     1,897.7       2,214.6       2,147.5         91.5         86.3         79.0
- -----------------------------------------------------------------------------------------------------------------------------------
                                                       $13,701.4     $14,623.6     $14,063.8     $1,397.9     $1,755.0     $1,630.8
===================================================================================================================================

===========================================================================
                                  CONSOLIDATED

1993 compared to 1992
   Revenues and operating income declined 6% and 20%, respectively. Translation of foreign currencies at substantially lower average exchange rates adversely affected revenues and operating income by $1.4 billion and $100.3 million, respectively. Excluding the effect of foreign exchange, revenues would have been up 3% on price increases (including excise tax increases) and new products, partly offset by significant unit declines in domestic tobacco. Operating income, excluding the effect of foreign exchange, restructuring items and a $29.9 million domestic tobacco trade inventory buydown, would have been down 10%. The decrease reflected lower cigarette units, unfavorable tobacco product mix and higher marketing expenses, partly offset by price increases and higher realized investment gains in the life insurance segment.
   Interest and related charges decreased $25.9 million (10%) on lower average interest and foreign exchange rates.
   Earnings per share before the cumulative effect of accounting changes was $3.30, down 23% compared with $4.29 last year. Excluding restructuring items, the buydown of domestic tobacco trade inventories and currency translation, earnings per share before accounting changes would have been $3.89, down 9% from last year. Net income of $469.8 million, or $2.32 per Common share, was down 47%, also reflecting a non-cash charge of $198.4 million, or 98 cents per share, due to the adoption of FAS Statements No. 106, 112, and 115 as described on page 21, Notes to Consolidated Financial Statements.
   Several conditions indicate that profit comparisons in 1994 may continue to be unfavorable. With slow growth, low inflation economies prevailing through much of the world, price competition is intense in virtually every market and seems likely to endure for the foreseeable future. This will tend to have an adverse impact on margins and profits, particularly in tobacco. Profit comparisons in the life insurance segment are also likely to be difficult due to extraordinarily high realized investment gains during 1993.
   For a description of certain pending litigation, see page 49, Notes to Consolidated Financial Statements. As stated therein, while it is not possible to predict the outcome of such litigation or its effect on the results of operations for any period, management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company.
   The Company is involved in proceedings concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. As of February 1, 1994, various subsidiaries of the Company had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 39 sites. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on the Company's competitive position, financial condition or results of operations.

1992 compared to 1991
   Record revenues and operating income rose 4% and 8%, respectively. Revenues were favorably affected by higher prices (which included excise tax increases in international tobacco products), the results of certain distilled spirits products for which trademarks were acquired at the end of 1991 and benefits from new products and line extensions, partly offset by volume declines (principally tobacco products). Operating income also reflected higher realized investment gains in the life insurance segment. Translation of pounds sterling did not have a significant impact on results.
   Corporate administrative expenses decreased $53.8 million, reflecting a reduction in legal and stock appreciation rights expenses in 1992, while 1991 included a substantial increase in nontobacco legal reserves.
   The effective income tax rate increased from 34.9% to 36.8%, reflecting a lower tax differential relating to foreign operations and lower tax benefits from the utilization of tax loss carryforwards.
   Record net income was $883.8 million, or $4.29 per Common share, compared with $806.1 million, or $3.91 per Common share in 1991.


===========================================================================
                                TOBACCO PRODUCTS

1993 compared to 1992
   Worldwide revenues decreased 9% and operating income declined 40%; total cigarette units decreased 1.5%.
   International tobacco revenues in sterling increased 11% on price increases, which principally resulted from higher U.K. tobacco taxes, and a 5.4% increase in total cigarette volume (including exports and line extensions), partly offset by an unfavorable product mix. U.K. cigarette volume increased 2.3% as compared to an estimated industry volume increase of 1.9%. Underlying consumer demand is estimated to have declined in the area of 5.5%. Results benefited from substantial buying by the trade in anticipation of the November 1993 U.K. budget increase. Continuing the trend in recent years, the U.K. budgets announced in November and March 1993, and March 1992 each provided for an increase in taxes on tobacco products with the result that the tax on a typical pack of cigarettes increased 11 pence, 10 pence and 13 pence, respectively. The continuing impact of price increases, principally due to substantial excise tax increases, combined with the prolonged recession, have reduced annual industry volumes, led to greater price competition and increased trading down by consumers to lower priced brands. These changes are particularly affecting Gallaher, the majority of whose sales are in the premium sector. Despite these factors, Gallaher maintained its position as the #1 tobacco company in the U.K. with an estimated 41.7% cigarette market share for the year compared to 41.5% in 1992 and its share of consumer sales increased. Operating income in sterling increased 4%, resulting from price increases and the 5.4% total volume increase, partly offset by higher advertising costs associated with the launch of Benson and Hedges Superkings, and restructuring charges. On a comparable basis with 1992, excluding restructuring items, operating income in sterling would have increased 8%. Gallaher has moved decisively to control costs, with a plant closing and workforce reductions completed or announced totaling over 16% of its prior year employment. Translated at substantially lower average exchange rates, revenues and operating income in dollars declined 7% and 12%, respectively.

   Domestic tobacco revenues declined 16% on substantial volume declines, price decreases, and a $29.9 million charge related to a buydown of trade inventories, partly offset by new products. The effects of list price reductions were partly offset by the four cents per pack increase in federal excise taxes on January 1, 1993. Although both the industry and American Tobacco's U.S. shipments declined about 9% in 1993, reflecting changes in trade buying patterns, it is estimated that the underlying decline in consumer demand was in the range of 3% to 4%. American Tobacco maintained its market share for 1993 at about 6.75%. Unit sales of the more profitable premium brands, particularly nonfilter and charcoal filter brands, were down 20.9% and continued to decline in excess of the overall industry decline in recent years. The industry's less profitable price-value category, comprising discount and deep discount brands, grew from 30% to 37% as price increases over the years, including excise taxes, have resulted in trading down by consumers, particularly to deep discount brands. American Tobacco's price-value brands unit sales increased 5.3% as the introduction of deep discount brands (Private Stock in June 1992, Prime in September 1992 and Summit in March 1993) more than offset declines in discount brands. Price-value brands accounted for 52% of American Tobacco's U.S. unit sales, compared to 45% in 1992. Operating income declined 68% on volume declines, lower prices (including buydown costs), a less favorable product mix, higher promotional expenses to meet intense competitive activity and $44 million in restructuring provisions (principally for voluntary early retirement programs), partly offset by a $25.5 million gain in connection with an exchange of trademarks.
   The intense price and promotional competition in the domestic tobacco industry continues. In August, American Tobacco's principal competitors decreased list prices of their premium and discount brands and increased prices of their deep discount brands. American Tobacco announced similar decreases in list prices of its premium and discount brands, but did not significantly change the prices of its deep discount brands. In November, American Tobacco and its competition raised prices of certain brands, but the amount of these increases was far less than the amount of the August decreases. Conditions in the U.S. tobacco market remain unsettled. Profit comparisons for American Tobacco are likely to be difficult in 1994, particularly in the first half. The full impact of the lower prices and, conversely, the primary benefit of American Tobacco's cost reduction programs including lower ongoing marketing expenses, will not be realized until 1994. American Tobacco expects continued pressure on units, product mix and margins, and is hopeful, based on its assessment of the current market conditions, that comparisons will improve as the year progresses and that full year results for 1994 will approximate 1993's result.
   In addition to the previously discussed increases in U.S. and U.K. tobacco excise taxes, the Clinton administration has proposed increasing the tax on cigarettes from 24 cents to 99 cents per pack. Legislation has also been introduced in the U.S. Congress that would increase excise taxes on cigarettes. The effects of any of the foregoing cannot be determined but will likely add to the overall industry declines and the shift to lower priced brands. In addition, further restrictions on advertising and use of tobacco products in the U.S., the U.K. and elsewhere are possible. A change in timing of the U.K. budget resulted in a second budget announcement on November 30, 1993, and thereafter will be at about the same time each year. This change had the effect of drawing significant sales into the fourth quarter of 1993 from the first quarter of 1994. As a result, the first quarter 1994 comparison will be especially difficult as 1993's first quarter benefited from trade buying in anticipation of the March U.K. budget increase.
   Recent legislation restricts the use of imported tobacco in U.S. manufactured cigarettes. Based on the preliminary rules issued, the impact of this legislation may increase American Tobacco's 1994 manufacturing cost by an estimated $10 million.

1992 compared to 1991
   Revenues increased 1% and operating income increased 2%. Worldwide cigarette unit sales decreased 3.8%.
   International tobacco revenues in sterling increased slightly as price increases, which principally resulted from higher U.K. tobacco taxes, line extensions and new products were largely offset by a 10.9% decline in U.K. cigarette unit sales. The U.K. industry declined 6.7%. Export sales increased principally on shipments of cigarettes to markets in the C.I.S. The U.K. budgets, announced in March 1992 and March 1991, each provided for an increase in taxes on tobacco products with the result that the tax on a pack of cigarettes increased 13 pence and 22 pence, respectively. The decline in unit sales reflected the continuing impact of price increases, including the effect of substantial excise tax increases, which, combined with the prolonged recession, reduced industry volumes and led to greater price competition and increased trading down by consumers to lower priced brands. These changes particularly affected Gallaher, the majority of whose sales are in the premium sector. Despite the decline in unit sales, Gallaher maintained its position as the #1 tobacco company in the U.K. with an estimated 41.5% cigarette market share for 1992, compared to 43.5% in 1991. Operating income in sterling was up 6% on higher gross margin, favorable comparison to the 1991 provision for workforce reductions and lower expenses. Dollar revenues and operating income percentage changes approximated the sterling results.
   Record domestic tobacco revenues increased 3% on price increases and unit gains in price-value brands, resulting from product introductions and exports, partly offset by substantial unit declines in premium brands. American Tobacco's U.S. unit sales were down 4.3%, while industry unit sales declined slightly, and market share for the year was 6.76% compared to 7.03% for 1991. Price-value brands accounted for 45% of American Tobacco's U.S. unit sales, compared with 38% in 1991. Operating income declined 1% on substantially higher promotional expenses to meet competitive activity and less favorable product mix, almost offset by price increase benefits and reductions in coupon redemption accruals.


===========================================================================
                               DISTILLED SPIRITS

1993 compared to 1992
   Revenues decreased 6% while record operating income in 1993 rose 10%. Beam's revenues were down 5% on lower domestic volume principally reflecting competitive pricing pressures, the effect of lower foreign exchange rates and a domestic bulk sale last year. U.S. distilled spirits consumption continued its long-term decline. Worldwide branded case sales were down 1.7% and domestic branded cases declined 4.6%. Record operating income was up slightly on the timing of operating expenses and higher margins, partly offset by higher international selling costs. With recent heavy price competition and consumer rebates, margins may well be under pressure as the intensifying competitive situation may limit future price increases.

   Whyte & Mackay revenues in sterling were up 6% on inclusion of Invergordon for one month and higher volume, mainly in export markets, partly offset by 1992's significant level of bulk sales. Excluding Invergordon, worldwide case sales were up 10.4% and U.K. case sales were up 6.5%. Translated at substantially lower average foreign exchange rates, revenues were down 9% in dollars. Operating income in sterling and dollars was up with continuing profit improvement from higher margins, despite the lingering effects of the U.K. recession and competitive pricing pressures, partly offset by higher general and administrative expenses. Operating income included a $6.7 million benefit resulting from the application of the equity method to prior periods for Invergordon.
   The 1993 U.K. budgets did not provide for increases in excise taxes on distilled spirits as compared with an increase in taxes of 31 pence on a typical bottle announced in March 1992 and an increase of 84 pence announced in March 1991. The U.S. federal excise tax on distilled spirits was increased by one dollar per proof gallon on January 1, 1991. It is possible that any future tax increases as well as any restrictions on advertising would have an adverse effect on unit sales and add to continuing industry declines.

1992 compared to 1991
   Record revenues and operating income increased 20% and 29%, respectively, primarily reflecting the results of certain distilled spirits products acquired by Beam at the end of 1991, which contributed to margin growth and case sales.
   Beam achieved record results, as revenues and operating income increased 30% and 39%, respectively, with worldwide branded case sales up 29%. Excluding the acquired brands, Beam's worldwide branded case sales would have increased 3%. U.S. industry volume continued to decline and was down about 3% in 1992. Additionally, operations benefited from a domestic bulk sale in 1992.
   Whyte & Mackay revenues in sterling were down 9% on lower units, and after translation into dollars, revenues declined 11%. While bulk sales, which are highly profitable, declined substantially, worldwide branded case sales rose 1.6%. Results continued to be adversely affected by severe price competition, trading down by consumers to lower priced products in a prolonged recessionary climate and higher marketing expenses.


===========================================================================
                                 LIFE INSURANCE
1993 compared to 1992
   Record revenues were up 11% on higher net investment income, reflecting a larger investment portfolio and $51.8 million higher realized investment gains (principally due to bond redemptions), as well as increased commissions and allowances on group health reinsurance assumed. The higher realized investment gains in 1993 will result in very difficult comparisons through 1994. Future investment gains and redemptions are dependent on market conditions and cannot be predicted. The adoption of FAS No. 115, which requires that unrealized gains and losses on trading securities be included as a component of income, could result in increased volatility in future period results. The continuing large number of high coupon bond redemptions will adversely affect future net investment income. Record operating income increased 31% as the higher revenues were partly offset by increased insurance benefits and selling and administrative expenses. Excluding realized investment gains, operating income was up slightly.

1992 compared to 1991
   Revenues were up 11%, principally on a $47.8 million increase in net investment income, reflecting both a larger investment portfolio and $20.2 million higher realized investment gains, due to bond redemptions. Premiums increased $42.1 million, principally from assumption reinsurance agreements and higher ordinary life and annuity sales. Operating income increased $13.5 million (9%), reflecting the $20.2 million increase in investment gains, partly offset by higher policy reserves, benefits paid and operating expenses.


===========================================================================
                                  HARDWARE AND
                           HOME IMPROVEMENT PRODUCTS

1993 compared to 1992
   Revenues were up 10%, reaching record levels in all companies, on new products, price increases and volume gains. Operating income was down 2%. Excluding last year's one-time gain from a change in an employee benefit program, operating income would have been up 2%, reflecting price and volume gains, partly offset by higher manufacturing costs associated with the introduction of several new faucet lines, unfavorable product mix and higher marketing and administrative expenses.

1992 compared to 1991
   Record revenues and operating income both increased 12%. All companies posted record revenues on strong volumes, product introductions and price increases. Moen increased its share of the U.S. faucet market and Aristokraft increased its share of the U.S. kitchen and bath cabinet market with higher volume. Excluding the one-time benefit from a change in an employee benefit program in 1992, operating income would have been up 7% despite substantially increased marketing expenses. Moen and Aristokraft achieved record operating income while Master Lock, which was heavily supporting new products, was down slightly.


===========================================================================
                                OFFICE PRODUCTS

1993 compared to 1992
   Revenues declined 3%, reflecting the absence of two nonstrategic businesses sold in 1992 and substantially lower average foreign exchange rates. Excluding these items, revenues would have been up 8%. Revenues benefited from new products and volume gains resulting in an increase in market share, particularly in the faster growing channels of distribution, despite continuing pricing pressures. Operating income was up 9%, principally reflecting volume gains and the benefits of ongoing cost reductions, partly offset by translation at substantially lower average foreign exchange rates and the continuing effects of pricing pressures. On a comparable basis, principally excluding the effects of the two businesses sold and the lower average foreign exchange rates, operating income would have been up 24%.

1992 compared to 1991
   Revenues and operating income increased 2% and 54%, respectively. Excluding a gain on the sale of nonstrategic businesses in the U.K., operating income would have been up 32%. Significant improvements in customer service contributed to unit growth and market share gain in spite of weak economies in all of ACCO's major markets, particularly Europe and Australia. Despite intense price competition and a shift of distribution channels to larger retailers and buying groups, margins improved from benefits of facilities rationalization, restructuring and cost reduction programs.


===========================================================================
                              SPECIALTY BUSINESSES
1993 compared to 1992
   Revenues declined 14%. In sterling, revenues from foreign businesses declined 5% primarily on retail distribution's volume declines and fewer outlets, partly offset by price increases. Optical, in sterling, declined slightly as effects of lower exchange rates and volume declines were almost offset by price increases. Golf and leisure products posted record revenues, up 9%, on new products, volume gains and price increases, partly offset by unfavorable exchange rates. Operating income increased 6%. In sterling, operating income from foreign businesses increased 9%. Results of optical were up 40% in sterling, reflecting improved margins on higher prices and cost reductions, and lower advertising and other expenses. Retail distribution declined 29% in sterling, on the volume decreases and higher selling and other expenses. Record golf and leisure products operating income increased 19% on record revenues, partly offset by higher advertising costs to meet competitive activity. In dollars, revenues and operating income from foreign businesses declined 19% and 5%, respectively, due to translation at substantially lower average foreign exchange rates.

1992 compared to 1991
   Revenues and operating income increased 3% and 9%, respectively, primarily on golf and leisure products increases. Record revenues and operating income for golf and leisure products rose 6% and 16%, respectively, on product introductions, line extensions and price increases. Results of optical in sterling were slightly ahead. Retail distribution revenues declined 1% in sterling, reflecting volume decreases in a recessionary market and unfavorable comparisons due to fewer outlets, partly offset by price increase benefits. Operating income in sterling decreased 28%, reflecting the volume decreases and higher marketing expenses. Housewares revenues declined 5% in sterling on lower volume due to effects of the continuing recession. Improved operating efficiencies resulted in a lower sterling operating loss in 1992.

                                FINANCIAL REVIEW
                     --------------------------------------
                     AMERICAN BRANDS, INC. AND SUBSIDIARIES


===========================================================================
                                    EARNINGS

   Earnings per Common share decreased to $2.32 in 1993, from $4.29 in 1992, principally reflecting weaker domestic tobacco earnings, a one-time, non-cash charge due to the adoption of the FAS Statements, the unfavorable impact of sterling translation, and restructuring charges.


===========================================================================
                                   DIVIDENDS

   Dividends paid on Common stock in 1993 rose to $397.5 million, or $1.97 per share, from $368 million, or $1.805 per share in 1992, marking the 26th consecutive year in which the dividend paid increased. The Common stock dividend paid per share has increased 74% over the past five years compared to an increase in the Consumer Price Index of 21%. 1993 marked the 89th consecutive year in which the Company paid dividends.
   The quarterly dividend on the Common stock paid during 1993 was unchanged at 49.25 cents per share.


===========================================================================
                                   CASH FLOW

Net Cash Provided from Operating Activities
   Net cash provided from operating activities in 1993 of $967.6 million, which compared with $1.08 billion in 1992, exceeded the funds required for capital expenditures and dividends by $318.6 million. The reduction was principally due to a decline in net income and an increase in inventories, partly offset by a reduction in accrued excise and other taxes. The changes in inventories and accrued taxes were primarily due to a change in the timing of the U.K. budget and 1992 changes in pre-U.K. budget restrictions on inventory movements. In addition, accrued excise and other taxes decreased in 1992 due to a change in VAT collection procedures in the U.K.
   Additionally, cash flow benefited from a decrease in accounts receivable due to lower domestic tobacco sales and enhanced collections and an increase in accounts payable, accrued expenses and other liabilities due to higher provisions at domestic tobacco for advertising and rebates and reserves for restructuring activities.

Net Cash Used by Investing Activities
   Net cash used by investing activities of $1.04 billion compared with $693.5 million in 1992.
   The capital expenditures program is focused on the operating companies becoming the lowest cost producers of the highest quality products. Capital expenditures for 1993 of $249.9 million decreased 13.4% compared to 1992 expenditures of $288.5 million reflecting a reduction in expenditures in domestic tobacco. Capital expenditures by industry segments are shown on page 49, Notes to Consolidated Financial Statements. Funds for 1994 capital expenditures, budgeted at approximately $260 million, are expected to be generated internally.

   Acquisitions. On June 30, 1993, The American Tobacco Company acquired from B.A.T Industries, PLC the Benson and Hedges cigarette trademark in Europe in exchange for its Lucky Strike and Pall Mall trademarks overseas, and $107.2 million in cash and contingent payments based on future volume.
   During the fourth quarter 1993, Whyte & Mackay purchased the remaining outstanding ordinary shares of Invergordon for $343.6 million.
   Life insurance investing activities increased primarily due to substantial calls of fixed income investments and reinvestment of the proceeds.

Net Cash Provided (Used) by Financing Activities
   Net cash provided by financing activities of $76.5 million compared to a use of $333.1 million in 1992. The increase resulted primarily from higher net borrowings and lower treasury stock purchases in 1993 and, in 1992, the redemption of the $2.75 Preferred stock for $134.4 million. The increase was partially offset by a lower net increase in deposits in investment-type contracts.


===========================================================================
                               FINANCIAL POSITION

   At year end, total debt increased $443.8 million to $3.7 billion. Short-term debt increased $358.2 million to $1.2 billion and long-term debt increased $85.6 million to $2.5 billion. The ratio of total debt to total capital increased from 42.9% for 1992 to 46.2% at year-end 1993. The increase was as a result of the acquisitions and the year end U.K. budget announcement. The average ratio of total debt to total capital was 43.8% in 1993 compared to 42.7% in 1992.
   During the year, the Company issued $150 million of 7-7/8% Debentures, Due 2023. The net proceeds from this issuance was used for general corporate purposes, including the repayment of outstanding debt. During 1993, 75 million pounds sterling of 9-3/4% Notes and $20 million in Medium Term Notes matured.
   At December 31, 1993, the Company had $850 million of debt securities (including Medium Term Notes) available for sale under its shelf registration with the Securities and Exchange Commission.
   At year end, the Company had $4 billion of long-term credit facilities, of which $3.8 billion remained unused. These facilities are available for general corporate purposes, including acquisitions and support of the Company's short-term borrowings in the commercial paper market. In addition, Gallaher has committed short-term revolving credit agreements of 300 million pounds sterling (approximately $444 million) which are available for general corporate purposes, including acquisitions.
   The Company believes that its internally generated funds, together with its access to global credit markets, are more than adequate to meet its capital needs.
   Working capital decreased from $664.4 million in 1992 to $575.4 million in 1993. Management believes this is an adequate level to support continued growth.
   Life insurance net assets were $1.3 billion, up $69.8 million. Although life insurance net assets and cash flow are consolidated in the financial statements, generally Franklin is restricted by the insurance laws of the State of Illinois as to amounts that can be transferred to the Company in the form of dividends, loans or advances without approval of the Director of Insurance. This restriction has not had and is not expected to have a material effect on the ability of the Company to meet its cash obligations.

   Life insurance investments in 1993 increased by $487.6 million primarily reflecting increases in fixed maturities and mortgage loans.
   At December 31, 1993, the unrealized gain on Franklin's held-to-maturity portfolio was $467.1 million.
   In 1993, independent insurance analysts continued to rate Franklin highly in terms of financial strength. Franklin has consistently followed a conservative investment program and has maintained a high-quality portfolio. At year-end, only 4.5% of Franklin's held-to-maturity portfolio was in non-investment grade securities. Its mortgage loans represented 9.2% of its investment portfolio, and its non-performing assets comprised less than 1%.
   Franklin's insurance and investment-type contracts contain provisions that permit surrender for cash. At December 31, 1993, outstanding contracts representing approximately 22% of the liabilities for these products provided for withdrawal fees, which may discourage early surrender. During 1993, contracts representing less than 4% of these liabilities were surrendered prior to maturity. Such surrenders are a part of the normal course of business and do not reflect any significant change in surrender activity.


===========================================================================
                                FOREIGN EXCHANGE

   The Company has sizeable investments in, and derives substantial income from, Europe (primarily the United Kingdom). Therefore, changes in the value of foreign currencies, principally sterling, can have a significant effect on its financial statements when translated into dollars.


===========================================================================
                                     TAXES

   Federal excise taxes on cigarettes increased four cents per pack on January 1, 1993. In 1993, U.K. taxes on cigarettes increased 12%. Total domestic and international excise taxes were $5.4 billion and income taxes amounted to $407.9 million. Including Social Security and other taxes, the Company's total taxes amounted to $6 billion, as compared with $6.5 billion in 1992.


===========================================================================
                          COMMON STOCKHOLDERS' EQUITY

   Common stockholders' equity at year end was $4.3 billion. Equity remained flat primarily resulting from the charge to net income due to the adoption of the FAS Statements and the purchase of 1.1 million shares for the treasury, offset by results from operations net of dividends to stockholders. In 1993, Common stockholders' equity also reflected a decrease of $56.5 million due to foreign currency translation adjustments.
   Return on average Common stockholders' equity was 11.1% as compared to 20.3% in 1992. Excluding the impact of the one-time charge due to the adoption of the FAS Statements, the return on equity would have been 15.2%.
   At year end, the Company had 27.8 million treasury shares, an amount sufficient to cover future requirements of shares deliverable upon conversions of outstanding preferred stock and debentures, the exercise of outstanding stock options and in connection with other stock-based awards.

   During the year, American Brands Common stock traded within a range of $28.50 to $40.625. The Common stock generated a total return of 258.7%, or 13.6% compounded annually, over the ten-year period ended December 31, 1993.
   Book value per Common share was $21.09 at year end.


===========================================================================
                             QUARTERLY COMMON STOCK
                               DIVIDEND PAYMENTS

           1993                                            1992
- ------------------------------                -----------------------------
===========================================================================
Payment             Amount                    Payment              Amount
 Date              per Share                    Date              per Share
- ---------------------------------------------------------------------------
 3/1/93             $ .4925                    3/2/92             $ .4375
 6/1/93               .4925                    6/1/92               .4375
 9/1/93               .4925                    9/1/92               .4375
12/1/93               .4925                   12/1/92               .4925
- ---------------------------------------------------------------------------
                    $1.97                                         $1.805
==========================================================================


===========================================================================
                              QUARTERLY COMPOSITE
                              COMMON STOCK PRICES

                                   1993                        1992
                          ---------------------      ----------------------
===========================================================================
                           High          Low           High          Low
- ---------------------------------------------------------------------------
First                     40-5/8        31-7/8       46-1/2        42-3/4
Second                    34-1/4        28-1/2       49-3/8        42-3/4
Third                     34-3/8        29-7/8       49-7/8        44-1/2
Fourth                    35-3/4        32           46            39
===========================================================================

   The Common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

===========================================================================
                       QUARTERLY FINANCIAL DATA unaudited

(In millions, except
per share amounts)                  1ST        2ND        3RD        4TH
1993                              --------   --------   --------   --------
===========================================================================
Revenues                          $3,737.6   $2,846.0   $3,302.0   $3,815.8
Operating income                     430.8      316.5      248.0      402.6
Income before cumulative effect
   of accounting changes             247.1      151.3       85.0      184.8
Cumulative effect of
   accounting changes               (201.0)        --         --        2.6
Net income                            46.1      151.3       85.0      187.4
Earnings per Common share
   Primary
     Income before cumulative
       effect of accounting changes  $1.22       $.75       $.42       $.91
     Cumulative effect of
       accounting changes             (.99)        --         --        .01
- ---------------------------------------------------------------------------
   Net income                        $ .23       $.75       $.42       $.92
- ---------------------------------------------------------------------------
   Fully diluted
     Income before cumulative effect
       of accounting changes         $1.18       $.73       $.42       $.90
     Cumulative effect of
       accounting changes             (.95)        --         --        .01
- ---------------------------------------------------------------------------
   Net income                        $ .23       $.73       $.42       $.91
===========================================================================
                                     1st        2nd        3rd        4th
1992                              --------   --------   --------   --------
===========================================================================
Revenues                          $3,833.6   $3,245.0   $3,773.1   $3,771.9
Operating income                     473.4      398.0      420.8      462.8
Net income                           245.2      202.6      202.7      233.3
Earnings per Common share
   Primary                           $1.18       $.98       $.98      $1.15
   Fully diluted                      1.14        .94        .95       1.10
===========================================================================

                                         CONSOLIDATED STATEMENT OF INCOME
                                      --------------------------------------
                                      AMERICAN BRANDS, INC. AND SUBSIDIARIES

                                                                            1993           1992           1991
For years ended December 31 (In millions, except per share amounts)       ---------      ---------      ---------
=================================================================================================================
REVENUES
   Consumer products                                                      $12,630.5      $13,658.1      $13,193.4
   Life insurance                                                           1,070.9          965.5          870.4
- -----------------------------------------------------------------------------------------------------------------
                                                                           13,701.4       14,623.6       14,063.8
- -----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of products sold                                                    3,587.6        3,823.5        3,685.6
   Excise taxes on products sold                                            5,413.9        5,783.3        5,684.8
   Insurance benefits                                                         654.2          646.3          571.0
   Advertising, selling and administrative expenses
     Consumer products                                                      2,315.2        2,388.5        2,271.4
     Life insurance                                                           188.2          143.1          136.8
   Amortization of intangibles                                                103.6           92.4           83.4
   Restructuring charges (credits), net                                        40.8           (8.5)            --
- -----------------------------------------------------------------------------------------------------------------
                                                                           12,303.5       12,868.6       12,433.0
- -----------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                            1,397.9        1,755.0        1,630.8
- -----------------------------------------------------------------------------------------------------------------
Interest and related charges                                                  244.2          270.1          264.0
Corporate administrative expenses                                              78.1           80.7          134.5
Other (income) expenses, net                                                   (0.5)           6.1           (5.7)
- -----------------------------------------------------------------------------------------------------------------
                                                                              321.8          356.9          392.8
- -----------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                  1,076.1        1,398.1        1,238.0
Income taxes                                                                  407.9          514.3          431.9
- -----------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                         668.2          883.8          806.1
Cumulative effect of accounting changes (net of income taxes of $122.5)      (198.4)            --             --
- -----------------------------------------------------------------------------------------------------------------
NET INCOME                                                                $   469.8      $   883.8      $   806.1
=================================================================================================================














                                    14

EARNINGS PER COMMON SHARE
   Primary
     Income before cumulative effect of accounting changes                    $3.30          $4.29          $3.91
     Cumulative effect of accounting changes                                   (.98)            --             --
- -----------------------------------------------------------------------------------------------------------------
   Net income                                                                 $2.32          $4.29          $3.91
- -----------------------------------------------------------------------------------------------------------------
   Fully diluted
     Income before cumulative effect of accounting changes                    $3.23          $4.13          $3.74
     Cumulative effect of accounting changes                                   (.94)            --             --
- -----------------------------------------------------------------------------------------------------------------
   Net income                                                                 $2.29          $4.13          $3.74
=================================================================================================================
DIVIDENDS PAID PER COMMON SHARE                                               $1.97         $1.805        $1.5925
=================================================================================================================
See Notes to Consolidated Financial Statements.

                                            CONSOLIDATED BALANCE SHEET
                                      --------------------------------------
                                      AMERICAN BRANDS, INC. AND SUBSIDIARIES

                                                                                           1993           1992
December 31 (In millions, except per share amounts)                                      --------       ---------
=================================================================================================================
ASSETS
   CONSUMER PRODUCTS AND CORPORATE
     Current assets
       Cash and cash equivalents                                                         $    62.5      $    54.8
       Accounts receivable, net                                                            1,241.6        1,255.3
       Inventories                                                                         2,043.2        1,810.2
       Other current assets                                                                  385.8          332.8
- -----------------------------------------------------------------------------------------------------------------
       TOTAL CONSUMER PRODUCTS AND CORPORATE CURRENT ASSETS                                3,733.1        3,453.1
- -----------------------------------------------------------------------------------------------------------------
     Property, plant and equipment, net                                                    1,472.1        1,406.4
     Intangibles resulting from business acquisitions, net                                 3,637.9        3,104.0
     Other assets                                                                            379.4          631.1
- -----------------------------------------------------------------------------------------------------------------
       TOTAL CONSUMER PRODUCTS AND CORPORATE ASSETS                                        9,222.5        8,594.6
- -----------------------------------------------------------------------------------------------------------------
   LIFE INSURANCE
     Investments                                                                           5,808.8        5,321.2
     Cash and cash equivalents                                                                79.1           85.4
     Accrued investment income                                                               101.1           98.9
     Deferred policy acquisition costs                                                       470.5          437.9
     Present value of future profits, net                                                    170.0          175.6
     Intangibles resulting from business acquisitions, net                                    83.2           86.5
     Other assets                                                                            403.8          119.6
- -----------------------------------------------------------------------------------------------------------------
       TOTAL LIFE INSURANCE ASSETS                                                         7,116.5        6,325.1
- -----------------------------------------------------------------------------------------------------------------
         TOTAL ASSETS                                                                    $16,339.0      $14,919.7
=================================================================================================================
See Notes to Consolidated Financial Statements.

                                                                                           1993           1992
December 31                                                                              ---------      ---------
=================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
   CONSUMER PRODUCTS AND CORPORATE
     Current liabilities
       Notes payable to banks                                                            $   298.9      $   247.1
       Commercial paper                                                                      711.3          433.4
       Accounts payable                                                                      454.1          339.6
       Accrued excise and other taxes                                                        726.3          884.0
       Accrued expenses and other liabilities                                                794.4          740.4
       Current portion of  long-term debt                                                    172.7          144.2
- -----------------------------------------------------------------------------------------------------------------
       TOTAL CONSUMER PRODUCTS AND CORPORATE CURRENT LIABILITIES                           3,157.7        2,788.7
- -----------------------------------------------------------------------------------------------------------------
     Long-term debt                                                                        2,492.4        2,406.8
     Deferred income taxes                                                                   124.7          195.2
     Postretirement and other liabilities                                                    520.3          176.5
- -----------------------------------------------------------------------------------------------------------------
       TOTAL CONSUMER PRODUCTS AND CORPORATE LIABILITIES                                   6,295.1        5,567.2
- -----------------------------------------------------------------------------------------------------------------
   LIFE INSURANCE
     Policy reserves and claims                                                            2,553.4        2,401.2
     Investment-type contract deposits                                                     2,732.3        2,265.9
     Other policyholders' funds                                                              238.1          217.1
     Other liabilities                                                                       248.7          166.7
- -----------------------------------------------------------------------------------------------------------------
       TOTAL LIFE INSURANCE LIABILITIES                                                    5,772.5        5,050.9
- -----------------------------------------------------------------------------------------------------------------
   CONVERTIBLE PREFERRED STOCK-REDEEMABLE AT COMPANY'S OPTION
     $2.67 Convertible Preferred stock, without par value, stated value $30.50 per share      17.1           19.1
- -----------------------------------------------------------------------------------------------------------------
   COMMON STOCKHOLDERS' EQUITY
     Common stock, par value $3.125 per share, 229.6 shares issued                           717.4          717.4
     Paid-in capital                                                                         173.3          177.9
     Unrealized appreciation on investments                                                    5.3           10.5
     Foreign currency adjustments                                                           (317.4)        (260.9)
     Retained earnings                                                                     4,393.4        4,322.7
     Treasury stock, at cost                                                                (717.7)        (685.1)
- -----------------------------------------------------------------------------------------------------------------
       TOTAL COMMON STOCKHOLDERS' EQUITY                                                   4,254.3        4,282.5
- -----------------------------------------------------------------------------------------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $16,339.0      $14,919.7
=================================================================================================================

                                            CONSOLIDATED STATEMENT OF CASH FLOWS
                                           --------------------------------------
                                           AMERICAN BRANDS, INC. AND SUBSIDIARIES

                                                                                       1993           1992           1991
For years ended December 31 (In millions)                                            ---------      ---------      ---------
============================================================================================================================
OPERATING ACTIVITIES
Net income                                                                           $   469.8      $   883.8      $   806.1
Depreciation and amortization                                                            308.9          304.1          281.2
Changes in accounting principles                                                         198.4             --             --
Gain on dispositions and investments, net                                               (120.9)         (43.2)         (27.1)
Decrease (increase) in accounts receivable                                                40.1          (64.6)         (20.6)
(Increase) decrease in inventories                                                      (147.9)         150.6         (114.8)
Decrease (increase) in other assets                                                       15.1          (56.9)         (40.8)
(Decrease) increase in accrued excise and other taxes                                   (179.7)        (344.9)         195.0
Increase in accounts payable, accrued expenses and other liabilities                     192.5           33.9           47.3
Increase (decrease) in deferred income taxes                                               4.8           (5.3)         (71.6)
Increase in deferred policy acquisition costs                                            (32.6)         (29.3)         (21.7)
Increase in insurance policy and investment-type contract related liabilities            295.2          329.0          259.2
Other operating activities, net                                                          (76.1)         (80.2)          10.6
- ----------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED FROM OPERATING ACTIVITIES                                         967.6        1,077.0        1,302.8
- ----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to property, plant and equipment                                              (249.9)        (288.5)        (233.9)
Proceeds from the disposition of property, plant and equipment                            19.3           18.9           32.7
Proceeds from the disposition of operations, net of cash and income taxes                  9.6           13.7             --
Acquisitions, net of cash acquired                                                      (456.7)            --         (632.6)
Purchases of investments                                                              (2,079.7)      (1,576.8)        (890.2)
Proceeds from the maturity, call and sale of investments                               1,708.2        1,142.7          472.8
Other investing activities, net                                                            4.9           (3.5)            --
- ----------------------------------------------------------------------------------------------------------------------------
     NET CASH USED BY INVESTING ACTIVITIES                                            (1,044.3)        (693.5)      (1,251.2)
- ----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Deposits on annuity and other financial products                                         386.0          427.3          363.2
Withdrawals of annuity and other financial products                                     (268.5)        (227.4)        (200.3)
Increase (decrease) in short-term debt                                                   296.9          399.8         (431.7)
Issuance of  long-term debt                                                              511.2          357.7        1,173.8
Repayment of  long-term debt                                                            (387.3)        (689.1)        (561.3)
Dividends to stockholders                                                               (399.1)        (377.8)        (337.6)
Cash purchases of Common stock for treasury                                              (57.9)        (100.4)        (106.7)
Redemption and purchases of  $2.75 Preferred stock                                          --         (134.4)          (1.8)
Other financing activities, net                                                           (4.8)          11.2            3.3
- ----------------------------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                     76.5         (333.1)         (99.1)
- ----------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                                            1.6          (38.7)          22.0
- ----------------------------------------------------------------------------------------------------------------------------
     NET INCREASE (DECREASE) IN TOTAL CASH AND CASH EQUIVALENTS                      $     1.4      $    11.7       $  (25.5)
============================================================================================================================



                                    18

Total cash and cash equivalents at beginning of year                                    $140.2         $128.5         $154.0
Total cash and cash equivalents at end of year                                          $141.6         $140.2         $128.5
============================================================================================================================
Cash paid during the year for
     Interest, net of capitalized amount                                                $245.1         $265.5         $239.8
     Income taxes                                                                       $464.4         $502.4         $493.8
============================================================================================================================
See Notes to Consolidated Financial Statements.

                                       CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
                                               --------------------------------------
                                               AMERICAN BRANDS, INC. AND SUBSIDIARIES

                                                                                  Unrealized
                                                                                 appreciation    Foreign                  Treasury
                                                             Common   Paid-in   (depreciation)   currency     Retained     stock,
                                                             stock    capital   on investments  adjustments   earnings    at cost
(In millions)                                                ------   -------   --------------  -----------   --------    --------
==================================================================================================================================
Balance at January 1, 1991                                   $717.4    $137.7      $(15.4)        $  40.7     $3,348.2     $(626.6)
Net income                                                       --        --          --              --        806.1          --
Cash dividends                                                   --        --          --              --       (337.6)         --
Translation adjustments                                          --        --          --           (21.7)          --          --
Net unrealized appreciation                                      --        --        42.8              --           --          --
Purchases                                                        --        --          --              --           --      (110.3)
Conversion of securities and delivery of stock plan shares       --      44.6          --              --           --       137.4
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                                  717.4     182.3        27.4            19.0      3,816.7      (599.5)
Net income                                                       --        --          --              --        883.8          --
Cash dividends                                                   --        --          --              --       (377.8)         --
Translation adjustments                                          --        --          --          (279.9)          --          --
Net unrealized depreciation                                      --        --       (16.9)             --           --          --
Purchases                                                        --        --          --              --           --      (122.5)
Conversion of securities and delivery of stock plan shares       --      (0.2)         --              --           --        36.9
Redemption of $2.75 Preferred stock                              --      (4.2)         --              --           --          --
- -----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                                  717.4     177.9        10.5          (260.9)     4,322.7      (685.1)
Net income                                                       --        --          --              --        469.8          --
Cash dividends                                                   --        --          --              --       (399.1)         --
Translation adjustments                                          --        --          --           (56.5)          --          --
Net unrealized depreciation                                      --        --        (5.2)             --           --          --
Purchases                                                        --        --          --              --           --       (40.3)
Conversion of securities and delivery of stock plan shares       --      (4.6)         --              --           --         7.7
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                 $717.4    $173.3      $  5.3         $(317.4)    $4,393.4     $(717.7)
===================================================================================================================================
See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     --------------------------------------
                     AMERICAN BRANDS, INC. AND SUBSIDIARIES

===========================================================================
                        SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
   The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Balance sheet accounts are segregated into two categories. Consumer products and corporate accounts are classified as current or noncurrent, whereas the life insurance accounts are unclassified, in accordance with industry practice. Fiscal year ends of certain subsidiaries of Gallaher Limited and ACCO World Corporation are November 30 to facilitate year-end closing.
   Certain 1992 balance sheet amounts have been reclassified to conform to the 1993 presentation.

Accounting Changes
   On January 1, 1993, the Company adopted FAS Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FAS Statement No. 112, "Employers' Accounting for Postemployment Benefits." See Other Retiree Benefits and Postemployment Benefits notes on pages 41 and 42, respectively. On December 31, 1993, the Company adopted FAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." See "Investments" on page 29. The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows:

===========================================================================
                                              FAS Statements No.
(In millions, except per share amounts)      106     112      115     Total
- ---------------------------------------------------------------------------
Pretax charge (credit)                     $310.0   $15.0   $(4.1)   $320.9
Income taxes                                119.0     5.0    (1.5)    122.5
- ---------------------------------------------------------------------------
Net loss (income)                          $191.0   $10.0   $(2.6)   $198.4
===========================================================================
Earnings per Common share                    $.94    $.05   $(.01)     $.98
===========================================================================

Cash and Cash Equivalents
   Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents. The carrying amount approximates fair value.

Inventories
   Inventories are priced at the lower of cost (principally average and first-in, first-out and minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, the leaf tobacco and bulk whiskey inventories are classified as current assets, although part of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

Property, Plant and Equipment
   Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Profits or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

Intangibles Resulting from Business Acquisitions
   Intangibles resulting from business acquisitions, comprising cost in excess of net assets of businesses acquired, and brands and trademarks, are being amortized on a straight-line basis over 40 years, except for intangibles acquired prior to 1971, which are not being amortized because they are considered to have a continuing value over an indefinite period. Amortization amounted to $95.7 million, $84.9 million and $75.9 million in 1993, 1992 and 1991, respectively. The cumulative amortization amounted to $476.1 million and $380.8 million at December 31, 1993 and 1992, respectively.

Valuation of Investments
   At December 31, 1993, held-to-maturity securities, which are fixed maturity securities that Franklin has the ability and intent to hold until maturity, are carried at amortized cost. Trading securities, principally equity securities that Franklin purchased with the intent of selling in the near term, are carried at fair value with unrealized gains and losses included in income. Available-for-sale securities, representing fixed maturity securities not elsewhere classified, are carried at fair value with unrealized gains and losses included directly in Common stockholders' equity, net of applicable deferred federal income taxes.
   Prior to December 31, 1993, all fixed maturity securities were valued at amortized cost. Unrealized appreciation and depreciation on marketable equity securities (including Invergordon through November 1993) were included directly in Common stockholders' equity, net of applicable deferred federal income taxes.
   Investment income is recognized as revenue when earned. Realized gains and losses on disposals of investments are determined on a specific identification basis and are included in income.

Recognition of Premium Revenue and Policy Benefits
   For traditional life and annuity products, premiums are recognized as revenue when received. Policy reserves have been established in a manner which allocates policy benefits and expenses on a basis consistent with the recognition of the related premiums and generally results in the recognition of profits over the premium-paying period of the policies. For investment-type contracts, principally deferred annuity contracts, premiums are treated as policyholder deposits and are recorded as liabilities. Benefits paid reduce the policyholder liability.

Deferred Policy Acquisition Costs
   Costs directly associated with acquiring new business, principally commissions, along with home office expenses relating to underwriting and policy issue and certain agency expenses, all of which vary with and are primarily related to the production of new business, have been deferred to the extent recoverable. Deferred costs for traditional products are being amortized over the anticipated premium-paying period of the related policies, using the same assumptions that are applied in calculating policy reserves. For investment-type contracts, deferred costs are amortized at a constant rate in proportion to the anticipated profits.

Present Value of Future Profits
   The present value of profits to be realized from future premiums, relating to insurance in force at the date of acquisition of Franklin and additions related to assumption reinsurance agreements, is being amortized over the years that such profits are anticipated to be earned. These future profits have been discounted to provide an appropriate rate of return using assumptions applied in calculating policy reserves and deferred policy acquisition costs. Amortization, included in amortization of intangibles, amounted to $7.9 million in 1993 and $7.5 million in each of 1992 and 1991, net of imputed interest of $25.5 million, $26.3 million and $27.3 million in 1993, 1992 and 1991, respectively. As a result of assumption reinsurance agreements acquired, $2.2 million and $4.3 million was added to the present value of future profits in 1993 and 1992, respectively. Approximately $8 million will be amortized in each of the next five years. The cumulative amortization amounted to $131.1 million, $123.2 million and $115.7 million at December 31, 1993, 1992 and 1991, respectively.

Policy Reserves and Investment-Type Contract Deposits
   Policy reserves provide amounts adequate to discharge estimated future obligations on policies in force. Policy reserves for traditional insurance contracts are computed by the net level premium valuation method. Life and annuity reserves have been computed based upon future investment needs, mortality, withdrawals and current dividend scale assumptions applicable to these coverages, including provision for reasonable adverse deviations. Interest rates range from 2% to 11.5%, and mortality and withdrawal assumptions reflect company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration.
   For investment-type contracts, the liability for future policyholder benefits and the policyholder account balance are equal. The policyholder account balance includes premium deposits and interest credits less mortality and expense charges.

Participating Policyholders' Interest
   Income before taxes for participating policies is determined annually. From this amount, a portion is allocated to participating policies for dividends and to satisfy regulatory requirements. These amounts, net of applicable income taxes, are included in other policyholders' funds.
   Participating insurance accounted for 51%, 51% and 50% during 1993, 1992 and 1991, respectively, of the total ordinary insurance in force and premium income from ordinary life participating policies amounted to 65%, 69% and 68% of total premiums during 1993, 1992 and 1991, respectively.

Income Taxes
   Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.
   Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $1.2 billion at December 31, 1993, as such earnings are expected to be permanently reinvested in these companies.

   Under insurance tax laws in effect for years prior to 1984, a portion of Franklin's accumulated statutory income has not been subject to tax. Should the aggregated untaxed income exceed certain prescribed maximums or cash dividends to the Company exceed the accumulated taxed portion, the excess would be subject to federal income tax. Taxes of $70 million calculated using the current federal statutory income tax rate have not been provided on the untaxed income, which aggregated $201 million at December 31, 1993, since Franklin does not contemplate distributing such income in the foreseeable future.

Earnings Per Share
   Earnings per Common share are based on the weighted average number of Common shares outstanding in each year and after preferred stock dividend requirements.
   Fully diluted earnings per Common share assume that any convertible debentures and convertible preferred shares outstanding at the beginning of each year or at their date of issuance, if later, were converted at those dates, with related interest, preferred stock dividend requirements and outstanding Common shares adjusted accordingly. It also assumes that outstanding Common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds.


===========================================================================
                                  ACQUISITIONS

   During the fourth quarter of 1993, Whyte & Mackay completed its acquisition of Invergordon Distillers Group PLC ("Invergordon") by purchasing the remaining 58.7% of the outstanding shares of Invergordon for a cost, including fees and expenses, of $343.6 million. In 1991, Whyte & Mackay acquired 41.3% of the outstanding shares of Invergordon for a cost, including fees and expenses, of $255.5 million. Due to absence of control, this was recorded in "Other assets" as an investment in marketable equity securities at a carrying value of $222.2 million at December 31, 1992. The aggregate cost of Invergordon of $599.1 million, exceeded the fair value of net assets acquired by $492.9 million. The financial statements for prior periods were not restated because the effect was not material. Operations, including the effect of the application of the equity method to prior periods, were consolidated from December 1, 1993. Had operations been consolidated from January 1, 1992, they would not have materially affected the periods being reported. In connection with the acquisition of Invergordon, liabilities amounting to $108.4 million were recorded at date of acquisition.
   On June 30, 1993, The American Tobacco Company acquired from B.A.T Industries, PLC the Benson and Hedges cigarette trademark in Europe in exchange for assignment of its Lucky Strike and Pall Mall overseas cigarette trademarks, and $107.2 million in cash, including expenses, and contingent future payments based on volumes. Results from the Benson and Hedges trademark are included in international tobacco from the date of acquisition. A pretax gain of $25.5 million was recognized in domestic tobacco as a result of the assignment of the Lucky Strike and Pall Mall trademarks. Certain of the contingent payments are guaranteed and, accordingly, their present value is included in the initial $183 million of intangibles that have been recorded. Any payments in excess of the guarantees will also be amortized over periods not to exceed 40 years.

   On December 13, 1991, Jim Beam Brands Co. acquired certain distilled spirits trademarks for an aggregate cost, including fees and expenses, of $376.2 million. Results from these trademarks were included in operations from January 1, 1992.


===========================================================================
                            ACCOUNTS RECEIVABLE, NET

   The components of accounts receivable, net are as follows:

                                                      1993           1992
(In millions)                                       --------       --------
===========================================================================
Accounts receivable                                 $1,304.1       $1,315.3
Less allowances for discounts, doubtful accounts
   and returns                                          62.5           60.0
- ---------------------------------------------------------------------------
                                                    $1,241.6       $1,255.3
===========================================================================

   The Company's accounts receivable comprises amounts due from customers, principally in the tobacco products segment. At December 31, 1993 and 1992, approximately 45% and 42% of accounts receivable were related to U.K. operations, and 6% and 5% were due from a U.K. tobacco distributor, respectively.


===========================================================================
                                  INVENTORIES

   The components of inventories are as follows:

                                                      1993           1992
(In millions)                                       --------       --------
===========================================================================
Leaf tobacco                                        $  477.7       $  522.1
Bulk whiskey                                           359.3          272.6
Other raw materials, supplies and work in process      306.9          324.7
Finished products                                      899.3          690.8
- ---------------------------------------------------------------------------
                                                    $2,043.2       $1,810.2
===========================================================================

===========================================================================
                       PROPERTY, PLANT AND EQUIPMENT, NET

   The components of property, plant and equipment, net are as follows:

                                                       1993
                                       ------------------------------------
===========================================================================
                                         Consumer
                                       products and      Life
(In millions)                           corporate    insurance(a)    Total
- ---------------------------------------------------------------------------
Land and improvements                    $   92.3       $ 3.7      $   96.0
Buildings and improvements to leaseholds    636.9        14.4         651.3
Machinery and equipment                   1,847.2        33.7       1,880.9
Construction in progress                    114.3          --         114.3
- ---------------------------------------------------------------------------
                                          2,690.7        51.8       2,742.5
Less accumulated depreciation             1,218.6        32.5       1,251.1
- ---------------------------------------------------------------------------
                                         $1,472.1       $19.3      $1,491.4
===========================================================================

                                                       1992
                                       ------------------------------------
===========================================================================
                                         Consumer
                                       products and      Life
(In millions)                           corporate    insurance(a)    Total
- ---------------------------------------------------------------------------
Land and improvements                    $   88.9       $ 3.7      $   92.6
Buildings and improvements to leaseholds    593.2        11.7         604.9
Machinery and equipment                   1,729.2        30.0       1,759.2
Construction in progress                    102.9          --         102.9
- ---------------------------------------------------------------------------
                                          2,514.2        45.4       2,559.6
Less accumulated depreciation             1,107.8        29.2       1,137.0
- ---------------------------------------------------------------------------
                                         $1,406.4       $16.2      $1,422.6
===========================================================================
(a) Included in Life insurance-Other assets

===========================================================================
                      THE FRANKLIN LIFE INSURANCE COMPANY

INCOME AND CASH FLOW STATEMENTS
   Summarized income statement data for The Franklin Life Insurance Company and its subsidiaries are as follows:

                                           1993          1992         1991
(In millions)                            --------       ------       ------
===========================================================================
Revenues
   Premiums                              $  462.2       $459.8       $417.7
   Net investment income                    558.0        484.1        436.3
   Other income                              50.7         21.6         16.4
- ---------------------------------------------------------------------------
                                          1,070.9        965.5        870.4
- ---------------------------------------------------------------------------
Insurance benefits
   Benefits paid or provided and change
     in policy reserves                     561.9        551.9        477.7
   Dividends to policyholders                92.3         94.4         93.3
Advertising, selling and administrative
     expenses
   Amortization of deferred policy
     acquisition costs                       68.0         58.3         58.6
   Amortization of intangibles and present
     value of future profits                 11.2         10.8         10.8
   Other                                    120.2         84.8         78.2
- ---------------------------------------------------------------------------
                                            853.6        800.2        718.6
- ---------------------------------------------------------------------------
Operating income                            217.3        165.3        151.8
Income taxes                                 79.5         56.2         50.4
- ---------------------------------------------------------------------------
Income before cumulative effect of
   accounting changes                       137.8        109.1        101.4
Cumulative effect of accounting changes
   (net of income taxes of $12.4)           (18.0)          --           --
- ---------------------------------------------------------------------------
Net income                               $  119.8       $109.1       $101.4
===========================================================================

   Generally, Franklin is restricted by the insurance laws of its domiciliary state as to amounts that can be transferred to the Company in the form of dividends, loans or advances without the approval of the Director of Insurance. Under these restrictions, loans or advances in excess of $144 million and dividends in any twelve-month period aggregating in excess of $72 million will require the approval of the Director.

   Summarized cash flow data is as follows:

                                          1993         1992         1991
(In millions)                          ---------    ---------    ---------
==========================================================================
Operating activities
   Net income                          $   119.8    $   109.1    $   101.4
   Depreciation and amortization            15.0         15.1         15.0
   Changes in accounting principles         18.0           --           --
   Gain on dispositions and
     investments, net                      (92.6)       (40.8)       (20.6)
   Increase in deferred policy
     acquisition costs                     (32.6)       (29.3)       (21.7)
   Change in policy reserves and claims
     and other policyholders' funds        140.1        185.9        136.1
   Interest, net of charges on
     investment-type contract deposits     155.1        143.1        123.1
   Other, net                              (23.5)       (51.8)       (44.7)
- ---------------------------------------------------------------------------
     Net cash provided from operating
       activities                          299.3        331.3        288.6
- ---------------------------------------------------------------------------
Investment activities
   Additions to property and equipment      (6.5)        (2.8)        (1.9)
   Purchases of investments             (2,079.7)    (1,576.8)      (890.2)
   Proceeds from the sale of
     investments:
     Fixed maturities                       34.1         68.1         38.8
     Other                                 256.5        220.5        118.6
   Proceeds from maturity and
     call of investments                 1,417.6        854.1        315.4
- ---------------------------------------------------------------------------
     Net cash used by investing
       activities                         (378.0)      (436.9)      (419.3)
- ---------------------------------------------------------------------------
Financing activities
   Dividends to parent                     (45.1)       (55.1)       (50.5)
   Deposits on annuity and other
     financial products                    386.0        427.3        363.2
   Withdrawals of annuity and other
     financial products                   (268.5)      (227.4)      (200.3)
- ---------------------------------------------------------------------------
     Net cash provided by financing
       activities                           72.4        144.8        112.4
- ---------------------------------------------------------------------------
Net (decrease) increase in cash
   and cash equivalents                $    (6.3)   $    39.2    $   (18.3)
===========================================================================

INVESTMENTS
   On December 31, 1993, the Company adopted FAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The effect of adoption of this statement, recorded as a cumulative change in accounting principle, representing the unrealized gain on the trading portfolio, was a benefit of $2.6 million, net of $1.5 million of income taxes, or one cent per Common share. The net unrealized gain on the available-for-sale portfolio, which amounted to $5.3 million, net of $2.9 million of income taxes, is included in unrealized appreciation on investments in Common stockholders' equity at December 31, 1993.
   The components of investments are as follows:

                                                        1993        1992
(In millions)                                          -------    --------
===========================================================================
Held-to-maturity, fixed maturities at amortized cost $4,525.5     $     --
Trading securities:
   Equity securities, at fair value, cost - $257.7      261.5           --
   Other securities, at fair value, cost - $9.9          10.2           --
Available-for-sale securities, at fair value,
   cost - $129.8                                        138.0           --
Fixed maturities, at amortized cost                        --      4,286.9
Equity securities, at fair value, cost - $236.4            --        252.5
Mortgage loans on real estate, at unpaid
   principal balance                                    537.2        436.0
Policy loans, at unpaid principal balance               311.2        310.3
Other investments                                        25.2         35.5
- ---------------------------------------------------------------------------
                                                     $5,808.8     $5,321.2
===========================================================================

   The amortized cost and estimated fair value of investments in fixed maturities are as follows:

                                                1993
                           -----------------------------------------------
===========================================================================
                                          Gross        Gross
                           Amortized    unrealized   unrealized     Fair
(In millions)                 cost        gains        losses      value
- ---------------------------------------------------------------------------
Held-to-maturity:
   U.S. Treasury
     securities and
     obligations of
     U.S. Government
     corporations and
     agencies               $   47.2      $  7.2      $   --      $   54.4
   Obligations of states
     and political
     subdivisions               25.9         2.3        (0.2)         28.0
   Fixed maturity securities
     issued by foreign
     governments                97.1        11.2        (0.4)        107.9
   Corporate securities
     Public utilities        1,479.6       137.9        (6.1)      1,611.4
     All other               2,407.5       273.6        (7.1)      2,674.0
   Mortgage-backed
     securities                465.4        48.6        (0.4)        513.6
   Redeemable preferred
     stocks                      2.8         0.5          --           3.3
- ---------------------------------------------------------------------------
                             4,525.5       481.3       (14.2)      4,992.6
- ---------------------------------------------------------------------------
Available-for-sale:
   U.S. Treasury
     securities and
     obligations of
     U.S. Government
     corporations and
     agencies                  125.9         7.2        (0.2)        132.9
   Fixed maturity
     securities
     issued by foreign
     governments                 3.1         1.1          --           4.2
   Redeemable preferred
     stocks                      0.8         0.1          --           0.9
- ---------------------------------------------------------------------------
                               129.8         8.4        (0.2)        138.0
- ---------------------------------------------------------------------------
                            $4,655.3      $489.7      $(14.4)     $5,130.6
===========================================================================

                                                1992
                           -----------------------------------------------
==========================================================================
                                          Gross        Gross
                           Amortized    unrealized   unrealized     Fair
(In millions)                 cost        gains        losses      value
- --------------------------------------------------------------------------
Bonds
   Federal, state and local $  130.8      $  9.4      $ (3.9)     $  136.3
   Foreign governments          94.1        10.3          --         104.4
   Corporate securities
     Public utilities        1,426.8       122.6        (6.3)      1,543.1
     All other               2,161.4       162.9       (12.2)      2,312.1
   Mortgage-backed
     securities                468.4        35.9        (6.0)        498.3
Redeemable preferred stocks      5.4          --        (0.6)          4.8
- --------------------------------------------------------------------------
                            $4,286.9      $341.1      $(29.0)     $4,599.0
==========================================================================

   Franklin is restricted by the insurance laws of its domiciliary state as to the amount which it can invest in any entity. At December 31, 1993 and 1992, Franklin's largest investment in any one entity was $39.3 million and $24.9 million, respectively. Exclusive of the concentration noted above, the fixed maturity investments in all other corporate securities did not contain any significant geographic or industry concentrations of credit risk.
   The amortized cost and estimated fair value of investments in fixed maturities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
                                                             1993
                                                    ----------------------
==========================================================================
                                                    Amortized        Fair
(In millions)                                         amount        value
- --------------------------------------------------------------------------
Held-to-maturity:
   Due in one year or less                           $   38.4     $   38.6
   Due after one year through five years                501.2        556.2
   Due after five years through ten years             1,479.9      1,625.4
   Due after ten years                                2,040.6      2,258.8
   Mortgage-backed securities                           465.4        513.6
- --------------------------------------------------------------------------
                                                      4,525.5      4,992.6
- --------------------------------------------------------------------------
Available-for-sale:
   Due in one year or less                               15.1         15.1
   Due after one year through five years                  4.7          5.2
   Due after five years through ten years                44.5         46.6
   Due after ten years                                   65.5         71.1
- --------------------------------------------------------------------------
                                                        129.8        138.0
- --------------------------------------------------------------------------
                                                     $4,655.3     $5,130.6
==========================================================================

   During 1993, 1992 and 1991, proceeds from sales of investments in fixed maturities were $34.1 million, $68.1 million and $38.8 million, respectively. During 1993, 1992 and 1991, gross gains of $1 million, $1.4 million and $1.7 million, respectively, and during 1993 and 1992, gross losses of $0.2 million and $0.5 million, respectively, were realized on those sales.
   Summary of net investment income is as follows:

                                           1993         1992         1991
(In millions)                             ------       ------       ------
==========================================================================
Fixed maturities                          $394.2       $383.5       $359.3
Equity securities                            8.3          5.9          5.5
Mortgage loans                              47.7         38.3         30.1
Net realized gains on investments           92.6         40.8         20.6
Policy loans                                17.8         17.7         17.6
Other investments                            3.8          3.7          9.4
- --------------------------------------------------------------------------
                                           564.4        489.9        442.5
Less investment expenses                     6.4          5.8          6.2
- --------------------------------------------------------------------------
                                          $558.0       $484.1       $436.3
==========================================================================

DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
   Information is provided about management's best estimates of the fair value of certain financial instruments for which it is practicable to estimate that value. This disclosure excludes certain insurance policy-related financial instruments and all nonfinancial instruments. The aggregate fair value amounts presented are not intended to represent the underlying aggregate fair value of Franklin.
   The methods and assumptions used to estimate fair value are as follows:
   Fair values for held-to-maturity and available-for-sale (fixed maturity) securities are determined from quoted market prices, where available. For securities not actively traded, fair value is estimated by discounting cash flows and using current interest rates considering credit ratings and the remaining terms to maturity.
   Fair value for trading (equity) securities is based on quoted market prices.
   Fair value for mortgage loans is estimated by discounting cash flows and using current interest rates on similar real estate loans considering credit ratings and the remaining terms to maturity.
   Fair value for investment-type insurance contracts is estimated by reducing the policyholder liability for applicable surrender or mortality charges, if any.
   Fair value for commitments to extend credit, principally mortgage loans, is calculated using current interest rates that approximate the amount a willing buyer would pay to acquire a similar instrument. The amount of commitments to extend credit at December 31, 1993 and 1992 was $176 million and $90 million, respectively, which approximates fair value.
   Fair value for accrued investment income approximates the carrying amount.

   Policy loans have no stated maturity dates and are an integral part of the related insurance contract. Accordingly, it is not practicable to estimate a fair value.
   The estimated fair value of Franklin's financial instruments, for which it is practicable to estimate that value, are as follows:

                                                             1993
                                                     ---------------------
==========================================================================
                                                     Carrying        Fair
(In millions)                                         amount        value
- --------------------------------------------------------------------------
Held-to-maturity securities                          $4,525.5     $4,992.6
Trading securities                                      271.7        271.7
Available-for-sale securities                           138.0        138.0
Mortgage loans                                          537.2        559.4
Liabilities for investment-type contracts,
   principally individual and group annuities        (1,800.8)    (1,713.1)
==========================================================================

                                                             1992
                                                     ---------------------
==========================================================================
                                                     Carrying        Fair
(In millions)                                         amount        value
- --------------------------------------------------------------------------
Fixed maturities                                     $4,286.9     $4,599.0
Equity securities                                       252.5        252.5
Mortgage loans                                          436.0        449.6
Liabilities for investment-type contracts,
   principally individual and group annuities        (1,517.9)    (1,444.0)
==========================================================================


===========================================================================
                           SHORT-TERM BORROWINGS AND
                               CREDIT FACILITIES

   The estimated fair value of the Company's $298.9 million and $247.1 million of notes payable to banks and $711.3 million and $433.4 million of commercial paper at December 31, 1993 and 1992, respectively, approximates the carrying amounts due principally to their short maturity.
   At December 31, 1993, there was $44 million outstanding under committed bank credit agreements which provide for unsecured borrowings of up to $444 million for general corporate purposes, including acquisitions. Fees of 1/8% per annum are paid.
   In addition, the Company had uncommitted bank lines of credit which provide for unsecured borrowings for working capital of up to $824 million, of which $253 million was outstanding at year end.

==========================================================================
                                 LONG-TERM DEBT

   The components of long-term debt are as follows:

                                                      1993          1992
(In millions)                                       --------      --------
==========================================================================
Notes payable(a)                                    $  300.0      $  200.0
Revolving credit notes(a)                              211.2         237.8
Other notes(b)                                         356.5         376.5
5-3/4% Eurodollar Convertible Debentures, Due 2005(c)  200.0         200.0
7-5/8% Eurodollar Convertible Debentures, Due 2001(d)  150.0         150.0
Other Eurodollar Convertible Debentures(e)              41.0          43.4
8-1/2% Notes, Due 2003                                 200.0         200.0
5-1/4% Notes, Due 1995                                 200.0         200.0
8-5/8% Debentures, Due 2021                            150.0         150.0
9-1/8% Debentures, Due 2016                            150.0         150.0
7-7/8% Debentures, Due 2023                            150.0            --
7-1/2% Notes, Due 1999                                 150.0         150.0
9-3/4% Eurosterling Notes, Due 1993                       --         113.6
9% Notes, Due 1999(f)                                  100.0         100.0
9-1/2% Eurosterling Notes, Due 1994                     74.0          75.7
9-1/4% Eurosterling Notes, Due 1998                     74.0          75.7
12% Eurosterling Notes, Due 1995                        59.2          60.6
12-1/2% Sterling Loan Stock, Due 2009                   44.4          45.4
Miscellaneous                                           54.8          22.3
- --------------------------------------------------------------------------
                                                     2,665.1       2,551.0
Less current portion                                   172.7         144.2
- --------------------------------------------------------------------------
                                                    $2,492.4      $2,406.8
==========================================================================
(a) The Company maintains revolving credit agreements expiring in 1995 with various banks which provide for unsecured borrowings of up to $4 billion, including $1 billion in various Eurocurrencies. The interest rate is set at the time of each borrowing, and a commitment fee of 1/4% per annum is paid. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market.
The Company, in the event that it becomes advisable, intends to exercise its rights under these agreements to refinance $300 million of short-term notes payable; accordingly, short-term notes payable in this amount have been classified as long-term debt at December 31, 1993.
(b) The Other notes have maturity dates ranging from one to eight years, with a weighted average coupon of 8.4%.
(c) The 5-3/4% Eurodollar Convertible Debentures, Due 2005, are convertible into Common shares at a conversion price of $39.50 per share. Each debenture holder will have a one-time put on April 11, 1995, at a price of 114.74%, plus accrued interest, and if there is a fundamental change in the Common stock prior to April 11, 1995, at a price of 105.75%, or thereafter prior to April 11, 2000 at par, plus accrued interest. The Company may redeem all or part of the debentures at its option any time after April 11, 1995 at par, plus accrued interest.

(d) The 7-5/8% Eurodollar Convertible Debentures, Due 2001, are convertible into Common shares at a conversion price of $53.19 per share. If a fundamental change in the Common stock occurs, each debenture holder will have the right to repayment at a price of 106.1% declining to par at maturity, plus accrued interest. The Company may redeem all or part of the debentures at its option any time on or after March 5, 1994 at a price of 105.3375% declining to par at maturity, plus accrued interest.
(e) The Other Eurodollar Convertible Debentures include 7-3/4% Debentures, Due 2002, of $39.9 million and $40 million and 5-3/8% Debentures, Due 2003, of $1.1 million and $3.4 million, in 1993 and 1992, respectively. These 7-3/4% and 5-3/8% debentures are convertible into Common shares based on conversion prices of $28.35 and $29 per share, respectively. During 1992 and 1991, $10.5 million and $155.2 million of these debentures were converted and 0.4 million and 5.4 million treasury shares, respectively, were issued upon such conversions.
(f) The holders of the 9% Notes, Due 1999, have a one-time put on June 15, 1994 at par, plus accrued interest.

   Estimated payments for maturing debt and sinking fund requirements, assuming one-time put options are not exercised, during the next five years are as follows: 1994, $172.7 million; 1995, $815.1 million; 1996, $112.6 million; 1997, $56.4 million; and 1998, $169.4 million.
   The estimated fair value of the Company's $2,665.1 million and $2,551 million total long-term debt (including current portion) at December 31, 1993 and 1992 approximated $2,880 million and $2,698 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.


===========================================================================
                           REDEEMABLE PREFERRED STOCK

   On August 17, 1992, the Company redeemed its outstanding $2.75 Preferred stock at a redemption price of $31.46 per share, plus an amount representing accrued dividends of 52 cents per share. The aggregate redemption payment including accrued dividends was $133.9 million.
   A cash dividend of $2.75 per share in the aggregate amount of $8 million and $11.8 million was paid in the years ended December 31, 1992 and 1991, respectively.


===========================================================================
                             CONVERTIBLE PREFERRED
                                STOCK-REDEEMABLE
                              AT COMPANY'S OPTION

   Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1993, 1992 and 1991 were 561,286 shares, 624,933 shares and 742,382 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, to three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), to preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and to convert each share of such stock into 4.08 shares of Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. 63,647 shares, 117,634 shares and 78,859 shares were converted during 1993, 1992 and 1991, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.
   A cash dividend of $2.67 per share in the aggregate amounts of $1.6 million, $1.8 million and $2.1 million was paid in each of the years ended December 31, 1993, 1992 and 1991, respectively.


===========================================================================
                                 CAPITAL STOCK

   The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.
   There were 201,744,048 Common shares outstanding at December 31, 1993. The cash dividends paid on the Common stock for the years ended December
31, 1993, 1992 and 1991 aggregated $397.5 million, $368 million and $323.7 million, respectively.
   Treasury shares purchased and received as consideration for stock options exercised amounted to 1,159,262 shares in 1993, 2,882,362 shares in 1992 and 2,794,910 shares in 1991. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 326,494 shares in 1993, 1,541,437 shares in 1992 and 6,355,610 shares in 1991. At December
31, 1993, there were 27,825,976 treasury shares.


===========================================================================
                        PREFERRED SHARE PURCHASE RIGHTS

   Each outstanding share of Common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of or a tender offer for 10% or more of the Common stock. If exercisable, each Right is exercisable for 1/200th of a share of Series A Junior Participating Preferred Stock at an exercise price of $52.50. Also, upon an acquisition of 10% or more of the Common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than rights held by the 10% acquiror, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for Common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 10% or more of the Common stock at a redemption price of $.005 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. Unless either redeemed or exchanged, the Rights will expire on December 24, 1997.
   All 1.4 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1993, outstanding Rights were exercisable as described above in the aggregate for 1,008,720 of such shares.

===========================================================================
                                  STOCK PLANS

   The 1990 Long-Term Incentive Plan authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 1995 for up to 6.4 million shares of the Common stock. The Company's Long-Term Incentive Plan for Key Employees of Subsidiaries also authorizes the granting to key employees of the Company's subsidiaries of similar types of awards other than stock options and stock appreciation rights, and one million shares have been reserved for issuance upon payment of any awards granted thereunder after December 31, 1990. Stock options and stock appreciation rights may no longer be granted under the Company's 1981 or 1986 Stock Option Plans, but outstanding awards may continue to be exercised until their expiration dates.
   Stock options under the Plans have exercise prices of fair market values at dates of grant. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of Common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the Common stock at the time of exercise of such right.
   Changes during the three years ended December 31, 1993 in shares under option were as follows:

                                             Option Prices         Shares
                                           ----------------      ---------
==========================================================================
Under option at
   January 1, 1991                         $ 9.70 to $36.31      4,955,790
     Options granted                        40.19 to  46.63      1,977,200
     Options exercised                       9.70 to  34.59       (743,840)
     Options lapsed                               --               (59,200)
- --------------------------------------------------------------------------
Under option at
   December 31, 1991                       $11.83 to $46.63      6,129,950
     Options granted                        44.38 to  46.81      1,554,550
     Options exercised                      11.83 to  44.56     (1,034,090)
     Options lapsed                               --               (60,500)
- --------------------------------------------------------------------------
Under option at
   December 31, 1992                       $14.44 to $46.81      6,589,910
     Options granted                        33.75 TO  34.25      2,358,600
     Options exercised                      14.44 TO  33.91        (73,150)
     Options lapsed                               --               (96,300)
- --------------------------------------------------------------------------
UNDER OPTION AT
   DECEMBER 31, 1993                       $15.03 TO $46.81      8,779,060
==========================================================================

   At December 31, 1993, options for 6,434,760 shares were exercisable. Under the Long-Term Incentive Plans, awards of 93,000 restricted or deferred shares were granted during 1990 and 1991 subject to a restriction period of three years from date of grant. As of December 31, 1993, the restriction period had ended as to 48,900 shares. At December 31, 1993, performance awards were outstanding pursuant to which up to 54,246 shares, 145,390 shares and 112,855 shares may be issued in 1994, 1995 and 1996, respectively, depending on the extent to which certain specified performance objectives are met. 9,048 shares, 838 shares and 1,062 shares were issued pursuant to performance awards during 1993, 1992 and 1991, respectively. The costs of restricted and deferred shares and performance awards are expensed over the restriction or performance period.
   Shares available in connection with future awards under the Company's stock plans at January 1 and December 31, 1993 were 3.6 million and 1.2 million, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.


===========================================================================
                       PENSION AND OTHER RETIREE BENEFITS

   The Company has a number of pension plans covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are sufficient to satisfy legal funding requirements.

U.S. PENSION PLANS
   The components of net pension costs are as follows:

                                       1993           1992           1991
(In millions)                         ------         ------        -------
==========================================================================
Service cost                          $ 23.7         $ 21.2        $  18.7
Interest cost                           70.1           67.8           65.3
Actual return on plan assets           (92.3)         (55.5)        (118.9)
Net amortization and deferral           13.6          (22.1)          55.3
- --------------------------------------------------------------------------
                                      $ 15.1         $ 11.4        $  20.4
==========================================================================

   The funded status of the plans as of  December 31 was as follows:

                                  1993                      1992
                        ------------------------  ------------------------
==========================================================================
                          Assets     Accumulated    Assets     Accumulated
                          exceed      benefits      exceed      benefits
                        accumulated    exceed     accumulated    exceed
(In millions)            benefits      assets      benefits      assets
- --------------------------------------------------------------------------
Accumulated benefit
   obligation
     Vested               $744.2       $100.8       $657.3        $56.2
     Nonvested              30.7          2.6         28.9          2.6
- --------------------------------------------------------------------------
                          $774.9       $103.4       $686.2        $58.8
==========================================================================
Projected benefit
   obligation             $903.2       $113.6       $810.0       $ 70.6
Fair value of plan assets,
   principally equity
   securities and
   corporate bonds         883.0         66.5        848.0         24.7
- --------------------------------------------------------------------------
(Deficiency) excess of
   assets over projected
   benefit obligation      (20.2)       (47.1)        38.0        (45.9)
Unrecognized net transition
   (gain) loss              (0.6)         2.0         (2.3)         4.2
Unrecognized net loss from
   experience differences   74.6         24.1         24.4         10.3
Unrecognized prior service
   cost                      8.7         25.5         13.0          7.3
Adjustment needed to
   recognize minimum
   liability                  --        (26.2)          --        (11.6)
- --------------------------------------------------------------------------
Prepaid pension cost
   (pension liability)    $ 62.5       $(21.7)      $ 73.1       $(35.7)
==========================================================================
Actuarial assumptions:
   Discount rate            7.25%        7.25%        8.25%        8.25%
- --------------------------------------------------------------------------
   Weighted average rate of
     compensation increase   4.9%         5.1%         6.1%         6.1%
- --------------------------------------------------------------------------
     Expected long-term
       rate of return on
       plan assets           9.5%         9.5%         9.5%         9.5%
==========================================================================

NON-U.S. PENSION PLANS
   The components of net pension costs are as follows:

                                        1993          1992           1991
(In millions)                         -------        ------        -------
==========================================================================
Service cost                          $  27.1        $ 29.1        $  20.2
Interest cost                            62.3          66.5           57.5
Actual return on plan assets           (222.0)        (32.1)        (198.7)
Net amortization and deferral           144.4         (61.2)         125.5
- --------------------------------------------------------------------------
                                      $  11.8        $  2.3        $   4.5
==========================================================================

   The funded status (assets exceed accumulated benefits) of the plans as of December 31 was as follows:

                                                      1993           1992
(In millions)                                        ------         ------
==========================================================================
Accumulated benefit obligation
     Vested                                          $720.1         $525.2
     Nonvested                                          3.8            2.9
- --------------------------------------------------------------------------
                                                     $723.9         $528.1
==========================================================================
Projected benefit obligation                       $  857.8         $633.1
Fair value of plan assets, principally
   equity securities and corporate bonds            1,021.8          815.6
- --------------------------------------------------------------------------
Excess of assets over projected benefit
   obligation(a)                                      164.0          182.5
Unrecognized net transition gain                      (35.1)         (40.7)
Unrecognized net loss (gain) from
   experience differences                               3.3          (16.2)
Unrecognized prior service cost                        49.9           52.3
- --------------------------------------------------------------------------
Prepaid pension cost                               $  182.1         $177.9
==========================================================================
Actuarial assumptions:
   Weighted average discount rate                       8.0%          9.75%
- --------------------------------------------------------------------------
   Weighted average rate of compensation
     increase                                           7.0%           7.0%
- --------------------------------------------------------------------------
   Expected long-term rate of return on
     plan assets                                        9.5%           9.5%
==========================================================================
(a) The excess of assets over the projected benefit obligation, calculated under the valuation method mandated by FAS Statement No. 87, "Employers' Accounting for Pensions," arises principally in the U.K. At December 31, under current U.K. legislation, no part of this excess could be repaid to the Company from the U.K. plans.

DEFINED CONTRIBUTION PLANS
   The Company sponsors a number of defined contribution plans.
Contributions are determined under various formulas. Costs related to such plans amounted to $24.4 million, $30.3 million and $25.4 million in 1993, 1992 and 1991, respectively.

OTHER RETIREE BENEFITS
   The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs.
   Effective January 1, 1993, the Company adopted FAS Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," for its retiree benefit plans. Under FAS No. 106, the Company is required to accrue the estimated cost of these benefits during employees' active service periods. The Company previously expensed the cost of these benefits as incurred.
   The Company elected to recognize the one-time transition obligation charge resulting from this change in accounting on the immediate recognition basis. The transition obligation at January 1, 1993 was $310 million, net of $41.3 million of liabilities previously recorded. The cumulative change in accounting principle, net of $119 million of deferred income taxes, was $191 million, or 94 cents per Common share. The increase in ongoing pretax expense for these benefits for 1993 was $19.6 million.
   The components of the postretirement benefit costs for 1993 are $7.5 million for service cost and $28.9 million for interest cost, for a total of $36.4 million.
   The status of the plans was as follows:

                                               DECEMBER 31,     January 1,
                                                   1993           1993
(In millions)                                  ------------    -----------
===========================================================================
Accumulated benefit obligation
   Retirees                                          $265.7         $231.0
   Fully eligible active plan participants             42.2           40.7
   Other active plan participants                      98.7           79.6
- --------------------------------------------------------------------------
                                                      406.6          351.3
Unrecognized net loss from experience
   differences                                        (34.9)            --
- --------------------------------------------------------------------------
Accrued postretirement costs                         $371.7         $351.3
==========================================================================
Assumed weighted average discount rate                  7.4%           8.5%
==========================================================================

   The assumed health care cost trend rate used in measuring the principal portion of the accumulated benefit obligation was 13.25% for 1993, gradually declining to 6% by the year 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated benefit obligation as of December 31, 1993 and postretirement benefit costs for 1993 by approximately 9%.
   Postretirement health and life insurance benefits prior to January 1, 1993 were expensed as incurred and amounted to $14.3 million and $11.2 million in 1992 and 1991, respectively.

POSTEMPLOYMENT BENEFITS
   The Company provides certain postemployment benefits to former or inactive employees after employment but before retirement. Effective January 1, 1993, the Company adopted FAS Statement No. 112, "Employers' Accounting for Postemployment Benefits," which required a change from the cash basis to the accrual basis for these postemployment benefits. Accordingly, the cumulative effect of the accounting change as of January 1, 1993 of adopting FAS No. 112, net of $5 million of income taxes, was a charge of $10 million, or five cents per Common share.


===========================================================================
                                  INCOME TAXES

   The components of income before income taxes are as follows:

                                      1993           1992           1991
(In millions)                       --------       --------       --------
==========================================================================
Domestic operations                 $  495.8       $  793.2       $  657.2
Foreign operations                     580.3          604.9          580.8
- --------------------------------------------------------------------------
                                    $1,076.1       $1,398.1       $1,238.0
==========================================================================

   Income taxes are as follows:

                                       1993           1992           1991
(In millions)                         ------         ------         ------
==========================================================================
Currently payable
   Federal                            $209.1         $277.1         $252.1
   Foreign                             187.2          181.2          190.1
   Other                                 4.1           50.2           45.0
Deferred
   Federal and other                    20.6            0.3          (38.5)
   Foreign                             (13.1)           5.5          (16.8)
- --------------------------------------------------------------------------
                                      $407.9         $514.3         $431.9
==========================================================================

   A reconciliation of income taxes at the 35% federal statutory income tax rate for 1993, and 34% for each of 1992 and 1991 to income taxes as reported is as follows:

                                       1993           1992           1991
(In millions)                         ------         ------         ------
==========================================================================
Income taxes computed at federal
   statutory income tax rate          $376.6         $475.4         $420.9
Other income taxes, net of federal tax
   benefit                              21.8           37.6           39.0
Realization of capital loss
   carryforwards                        (0.9)         (20.8)         (28.4)
Goodwill not deductible for income
   tax purposes                         29.5           28.9           25.8
Tax differential relating to foreign
   operations                           11.0           (1.0)         (17.4)
Miscellaneous, including reversals of
   tax provisions no longer required   (30.1)          (5.8)          (8.0)
- --------------------------------------------------------------------------
Income taxes as reported              $407.9         $514.3         $431.9
==========================================================================

   The components of net deferred tax assets (liabilities) are as follows:

                                                      1993           1992
(In millions)                                       -------        -------
==========================================================================
Consumer products and corporate
   Current assets
     Compensation and benefits                      $  14.0        $  11.2
     Other reserves                                    37.1           48.8
     Product coupons                                   21.7           23.7
     Capitalized interest-inventory                    26.9           25.4
     Restructuring                                     29.0           16.5
     Interest                                           6.6            9.4
     Accounts receivable                               12.4           13.3
     Miscellaneous                                     39.2           25.5
- --------------------------------------------------------------------------
                                                      186.9          173.8
- --------------------------------------------------------------------------
   Current liabilities
     Inventories                                      (27.9)         (22.4)
     Miscellaneous                                    (18.0)         (16.1)
- --------------------------------------------------------------------------
                                                      (45.9)         (38.5)
- --------------------------------------------------------------------------
       Deferred income taxes included in
         Other current assets                         141.0          135.3
- --------------------------------------------------------------------------
   Noncurrent assets
     Compensation and benefits                         22.8           15.6
     Other retiree benefits                           132.7           15.7
     Other reserves                                    11.7            6.2
     Foreign exchange                                    --           11.1
     Miscellaneous                                     15.7           13.6
- --------------------------------------------------------------------------
                                                      182.9           62.2
- --------------------------------------------------------------------------
   Noncurrent liabilities
     Depreciation                                    (145.8)        (131.8)
     Pensions                                         (96.7)         (90.6)
     Trademark amortization                           (30.8)         (14.8)
     Miscellaneous                                    (34.3)         (20.2)
- --------------------------------------------------------------------------
                                                     (307.6)        (257.4)
- --------------------------------------------------------------------------
       Deferred income taxes                         (124.7)        (195.2)
- --------------------------------------------------------------------------

Life insurance
     Policy reserves                                  115.2          103.5
     Participating policyholders' interests            63.4           57.4
     Other retiree benefits                            11.3             --
     Miscellaneous                                     13.2            9.6
- --------------------------------------------------------------------------
       Assets                                         203.1          170.5
- --------------------------------------------------------------------------
     Deferred policy acquisition costs               (141.5)        (133.5)
     Present value of future profits                  (59.7)         (59.9)
     Miscellaneous                                    (20.5)         (26.5)
- --------------------------------------------------------------------------
       Liabilities                                   (221.7)        (219.9)
- --------------------------------------------------------------------------
       Deferred income taxes included in Other
       liabilities                                    (18.6)         (49.4)
- --------------------------------------------------------------------------
 Net deferred tax liability                         $  (2.3)       $(109.3)
==========================================================================


==========================================================================
                                  COMMITMENTS

Leases
   Future minimum rental payments under noncancelable operating leases as of December 31, 1993 are as follows:

(In millions)
==========================================================================
1994                                                                $ 83.1
1995                                                                  77.3
1996                                                                  73.5
1997                                                                  69.1
1998                                                                  65.1
Remainder                                                            454.3
- --------------------------------------------------------------------------
Total minimum rental payments                                        822.4
Less minimum rentals to be received under noncancelable
subleases                                                             17.5
- --------------------------------------------------------------------------
                                                                    $804.9
==========================================================================

   Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $89.7 million, $97.3 million and $91.6 million in 1993, 1992 and 1991, respectively.

Other
   The Company enters into a variety of contracts and agreements in order to hedge known transactions, or achieve costs or obtain terms that might not otherwise be available. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these transactions, management currently believes that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

   At December 31, 1993 and 1992, outstanding swap agreements effectively converted $342.4 million and $269.8 million, respectively, of variable-interest-rate debt into fixed-rate debt. These agreements mature at various dates through 1999 and have resulted in weighted average fixed rates of 7.8% and 8.1% for 1993 and 1992, respectively.
   The estimated fair value of these swap agreements, which represents the estimated payment that would be made by the Company to terminate these agreements, approximated $29 million and $19 million at December 31, 1993 and 1992, respectively. The fair value is based on dealer quotes, considering current interest rates.
   The estimated fair value of foreign currency contracts represents the amount required to enter into like contracts with similar remaining maturities based on quoted market prices. At December 31, 1993 and 1992, the difference between the contract values and fair values was immaterial.


==========================================================================
                         SUPPLEMENTARY PROFIT AND LOSS
                                  INFORMATION

   Supplementary profit and loss information is as follows:

                                        1993          1992          1991
(In millions)                          -------      --------      --------
==========================================================================
Federal and foreign excise taxes
   included in consumer products
   revenues
     International tobacco           $4,548.0       $4,894.1      $4,884.9
     Domestic tobacco                   360.9          337.0         350.3
     Distilled spirits                  505.0          552.2         449.6
- ---------------------------------------------------------------------------
                                     $5,413.9       $5,783.3      $5,684.8
==========================================================================
Research and development expense        $39.7          $33.7         $28.9
==========================================================================

   Corporate administrative expenses in 1993 included a $5 million provision for staff reduction at the corporate headquarters and in 1991 included a substantial increase in nontobacco legal reserves.


==========================================================================
                        INFORMATION ON BUSINESS SEGMENTS

   The Company's subsidiaries operate principally in the following business segments:
   Tobacco products includes cigarettes manufactured by American Tobacco and cigarettes and other tobacco products manufactured by Gallaher.
   Distilled spirits includes products produced or imported by Jim Beam and Whyte & Mackay.
   Life insurance includes the operations of The Franklin group of companies.

   Hardware and home improvement products includes kitchen and bathroom faucets, plumbing supply and repair products manufactured, packaged or distributed by Moen, locks manufactured by Master Lock, tool storage products manufactured by Waterloo and kitchen cabinets and bathroom vanities manufactured by Aristokraft.
   Office products includes office supplies, stationery and other office products manufactured by ACCO World subsidiaries.
   Specialty businesses includes golf and leisure products and rubber products of Acushnet, and optical goods and services, retail distribution and housewares products of Gallaher subsidiaries.
   The intersegment elimination primarily includes sales of international tobacco products to retail distribution.
   The Company operates in the United States, Europe (principally the United Kingdom) and other areas (principally Canada and Australia).
   Restructuring charges (credits), net by industry segments are as follows:

                                                     1993            1992
(In millions)                                        ------          -----
==========================================================================
Tobacco products
   International                                     $ 29.8          $  --
   Domestic                                            18.5             --
- --------------------------------------------------------------------------
     Total Tobacco                                     48.3             --
Distilled spirits                                     (15.8)            --
Hardware and home improvement products                  4.7             --
Office products                                         3.6           (8.5)
- --------------------------------------------------------------------------
                                                     $ 40.8          $(8.5)
==========================================================================

   Revenues and operating income for the years 1993, 1992 and 1991, and identifiable assets for the related year ends by industry segments and by geographic areas, are shown on page 52.
   Specialty businesses revenues are as follows:

                                      1993           1992           1991
(In millions)                       --------       --------       --------
==========================================================================
Golf and leisure products           $  452.7       $  416.2       $  391.0
Optical goods and services             368.9          433.7          429.2
Retail distribution                  1,283.9        1,524.8        1,546.9
Housewares                              91.8          109.5          116.7
Rubber products                         52.3           48.1           44.5
Other                                    7.0           51.5           68.5
- --------------------------------------------------------------------------
                                     2,256.6        2,583.8        2,596.8
Less intersegment elimination          358.9          369.2          449.3
- --------------------------------------------------------------------------
                                    $1,897.7       $2,214.6       $2,147.5
==========================================================================

   Reconciliation of identifiable assets to consolidated total assets is as follows:

                                     1993           1992           1991
(In millions)                      ---------      ---------      ---------
==========================================================================
Identifiable assets                $16,145.8      $14,689.9      $14,831.5
Corporate                              193.2          229.8          230.1
- --------------------------------------------------------------------------
                                   $16,339.0      $14,919.7      $15,061.6
==========================================================================

   Depreciation by industry segments is as follows:

                                       1993           1992           1991
(In millions)                         ------         ------         ------
==========================================================================
Tobacco products
   International                      $ 29.2         $ 29.8         $ 28.8
   Domestic                             22.0           23.8           21.8
- --------------------------------------------------------------------------
     Total Tobacco                      51.2           53.6           50.6
Distilled spirits                       31.6           29.5           23.9
Life insurance                           3.8            4.3            4.2
Hardware and home improvement products  30.7           29.3           27.1
Office products                         35.4           37.6           36.8
Specialty businesses                    52.6           57.4           55.2
- --------------------------------------------------------------------------
                                      $205.3         $211.7         $197.8
==========================================================================

   Amortization of intangibles by industry segments is as follows:

                                       1993           1992           1991
(In millions)                         ------         ------         ------
==========================================================================
International tobacco                 $  2.3         $   --         $   --
Distilled spirits                       32.2           23.0           13.5
Life insurance                          11.2           10.8           10.8
Hardware and home improvement products  30.1           30.2           30.4
Office products                         20.9           21.0           21.2
Specialty businesses                     6.9            7.4            7.5
- --------------------------------------------------------------------------
                                      $103.6          $92.4          $83.4
==========================================================================

   Capital expenditures by industry segments are as follows:

                                       1993           1992           1991
(In millions)                         ------         ------         ------
==========================================================================
Tobacco products
   International                      $ 43.1         $ 42.9         $ 29.5
   Domestic                             21.8           33.0           38.1
- --------------------------------------------------------------------------
     Total Tobacco                      64.9           75.9           67.6
Distilled spirits                       29.8           41.4           32.4
Life insurance                           6.5            2.8            1.9
Hardware and home improvement products  62.7           53.9           33.8
Office products                         26.0           24.2           28.2
Specialty businesses                    60.0           90.3           70.0
- --------------------------------------------------------------------------
                                      $249.9         $288.5         $233.9
==========================================================================


==========================================================================
                               PENDING LITIGATION

   The American Tobacco Company subsidiary and other tobacco manufacturers are defendants in various actions based upon allegations that human ailments have resulted from tobacco use. While it is not possible to predict the outcome of the pending litigation or the effect of such litigation on the results of operations for any period, management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company. Such actions are being vigorously defended.


==========================================================================
                                 ENVIRONMENTAL

   The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect on the Company's financial condition or results of operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

==========================================================================
      TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMERICAN BRANDS, INC.:

   We have audited the accompanying consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the management of American Brands, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Brands, Inc. and Subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for the years ended December 31, 1993, 1992 and 1991, in conformity with generally accepted accounting principles.
   As discussed in Notes to Consolidated Financial Statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and certain investments in debt and equity securities.


Coopers & Lybrand


1301 Avenue of the Americas
New York, New York
February 1, 1994

                              REPORT OF MANAGEMENT
==========================================================================
                 TO THE STOCKHOLDERS OF AMERICAN BRANDS, INC.:

   We have prepared the consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1993, 1992 and 1991. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in the Annual Report is consistent with that in the financial statements.
   The system of internal controls of the Company and its subsidiaries is designed to provide reasonable assurances that the financial records are adequate and can be relied upon to provide information for the preparation of financial statements and that established policies and procedures are carefully followed.
   Independent accountants are elected annually by the stockholders of the Company to audit the financial statements. Coopers & Lybrand, independent accountants, are currently engaged to perform such audit. Their audit is in accordance with generally accepted auditing standards and includes tests of transactions and selective tests of internal accounting controls.
   The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent accountants, internal auditors and management to review accounting, auditing, and financial reporting matters. The auditors have direct access to the Audit Committee.

                                                 INFORMATION ON BUSINESS SEGMENTS(1)
                                               --------------------------------------
                                               AMERICAN BRANDS, INC. AND SUBSIDIARIES

                                                      1993          1992          1991          1990          1989          1988
(In millions)                                       ---------     ---------     ---------     ---------     ---------     ---------
===================================================================================================================================
BUSINESS BY INDUSTRY SEGMENTS
REVENUES
Tobacco products
   International                                    $ 5,940.0     $ 6,376.6     $ 6,373.7     $ 6,394.8     $ 5,402.8     $ 5,453.5
   Domestic                                           1,501.5       1,780.3       1,726.4       1,596.6       1,570.7       1,528.6
- -----------------------------------------------------------------------------------------------------------------------------------
     Total Tobacco                                    7,441.5       8,156.9       8,100.1       7,991.4       6,973.5       6,982.1
Distilled spirits                                     1,194.6       1,268.3       1,061.2       1,005.3         735.4         758.7
Life insurance                                        1,070.9         965.5         870.4         805.5         831.0         923.4
Hardware and home improvement products                1,119.5       1,014.8         902.3         632.6         503.7         437.2
Office products                                         977.2       1,003.5         982.3       1,024.6         968.3         883.2
Specialty businesses                                  1,897.7       2,214.6       2,147.5       2,321.5       1,909.5       1,995.4
- -----------------------------------------------------------------------------------------------------------------------------------
                                                    $13,701.4     $14,623.6     $14,063.8     $13,780.9     $11,921.4     $11,980.0
===================================================================================================================================
OPERATING INCOME
Tobacco products
   International                                     $  486.5      $  554.4      $  528.4      $  580.6      $  418.2      $  362.0
   Domestic                                             169.2         536.1         540.8         506.8         481.5         455.3
- -----------------------------------------------------------------------------------------------------------------------------------
     Total Tobacco                                      655.7       1,090.5       1,069.2       1,087.4         899.7         817.3
Distilled spirits                                       214.7         195.8         151.6         135.5         106.8         100.4
Life insurance                                          217.3         165.3         151.8         140.5         156.8         203.3
Hardware and home improvement products                  155.5         159.0         141.5          78.1          69.7          63.8
Office products                                          63.2          58.1          37.7          87.2          96.5          26.0
Specialty businesses                                     91.5          86.3          79.0          73.9          70.2         113.1
- -----------------------------------------------------------------------------------------------------------------------------------
                                                     $1,397.9      $1,755.0      $1,630.8      $1,602.6      $1,399.7      $1,323.9
===================================================================================================================================
IDENTIFIABLE ASSETS
Tobacco products
   International                                    $ 1,540.2     $ 1,251.0     $ 1,690.2     $ 1,733.6     $ 1,426.1     $ 1,606.4
   Domestic                                             702.1         806.0         762.9         654.8         648.3         579.7
- -----------------------------------------------------------------------------------------------------------------------------------
     Total Tobacco                                    2,242.3       2,057.0       2,453.1       2,388.4       2,074.4       2,186.1
Distilled spirits                                     2,229.7       1,830.9       1,947.4       1,295.2         806.6         822.2
Life insurance                                        7,116.5       6,325.1       5,778.7       5,251.8       4,951.6       5,576.1
Hardware and home improvement products                1,809.0       1,786.4       1,734.6       1,720.4         633.1         639.6
Office products                                       1,465.7       1,510.5       1,588.4       1,692.9       1,542.8       1,553.7
Specialty businesses                                  1,282.6       1,180.0       1,329.3       1,349.5       1,107.7       1,116.3
- -----------------------------------------------------------------------------------------------------------------------------------
                                                    $16,145.8     $14,689.9     $14,831.5     $13,698.2     $11,116.2     $11,894.0
===================================================================================================================================





                                    52

BUSINESS BY GEOGRAPHIC AREAS
REVENUES
United States                                       $ 5,486.1     $ 5,556.7     $ 5,077.2     $ 4,686.4     $ 4,521.7     $ 4,459.7
Europe                                                7,881.8       8,740.9       8,736.3       8,948.6       7,263.2       7,378.5
Other                                                   333.5         326.0         250.3         145.9         136.5         141.8
- -----------------------------------------------------------------------------------------------------------------------------------
                                                    $13,701.4     $14,623.6     $14,063.8     $13,780.9     $11,921.4     $11,980.0
===================================================================================================================================
OPERATING INCOME
United States                                        $  775.4      $1,079.8      $  995.6      $  905.5      $  882.5      $  842.2
Europe                                                  578.4         633.7         594.7         679.9         503.3         457.0
Other                                                    44.1          41.5          40.5          17.2          13.9          24.7
- -----------------------------------------------------------------------------------------------------------------------------------
                                                     $1,397.9      $1,755.0      $1,630.8      $1,602.6      $1,399.7      $1,323.9
===================================================================================================================================
IDENTIFIABLE ASSETS
United States                                       $12,160.2     $11,475.5     $10,808.9     $ 9,897.5     $ 8,430.0     $ 8,994.3
Europe                                                3,767.3       3,019.8       3,840.1       3,648.9       2,545.1       2,741.6
Other                                                   218.3         194.6         182.5         151.8         141.1         158.1
- -----------------------------------------------------------------------------------------------------------------------------------
                                                    $16,145.8     $14,689.9     $14,831.5     $13,698.2     $11,116.2     $11,894.0
===================================================================================================================================

(1) See page 46, Notes to Consolidated Financial Statements, for further information on business segments.

                                       ELEVEN-YEAR CONSOLIDATED SELECTED FINANCIAL DATA (1)
                                              --------------------------------------
                                              AMERICAN BRANDS, INC. AND SUBSIDIARIES

(In millions, except per share amounts     1993(2)          1992           1991(2)         1990(2)         1989(2)         1988(2)
and number of Common stockholders)        ---------       ---------       ---------       ---------       ---------       ---------
===================================================================================================================================
OPERATING DATA
Revenues                                  $13,701.4       $14,623.6       $14,063.8       $13,780.9       $11,921.4       $11,980.0
Depreciation and amortization                 308.9           304.1           281.2           259.2           218.1           227.7
Operating income                            1,397.9         1,755.0         1,630.8         1,602.6         1,399.7         1,323.9
Interest and related charges                  244.2           270.1           264.0           278.7           281.1           266.6
Income taxes                                  407.9           514.3           431.9           454.3           431.0           449.7
Income from continuing operations             668.2           883.8           806.1           588.6           633.3           544.5
Income from discontinued operations              --              --              --              --              --            21.4
Cumulative effect of accounting changes      (198.4)             --              --              --              --              --
Net income                                    469.8           883.8           806.1           588.6(3)        633.3           565.9
Earnings per Common share
   Primary
     Continuing operations                    $3.30           $4.29           $3.91           $2.95(3)        $3.27           $2.74
     Discontinued operations                     --              --              --              --              --             .11
     Cumulative effect of accounting
        changes                                (.98)             --              --              --              --              --
- -----------------------------------------------------------------------------------------------------------------------------------
   Net income                                 $2.32           $4.29           $3.91           $2.95           $3.27           $2.85
- -----------------------------------------------------------------------------------------------------------------------------------
   Fully diluted
     Continuing operations                    $3.23           $4.13           $3.74           $2.80(3)        $3.05           $2.59
     Discontinued operations                     --              --              --              --              --             .10
     Cumulative effect of accounting
        changes                                (.94)             --              --              --              --              --
- -----------------------------------------------------------------------------------------------------------------------------------
   Net income                                 $2.29           $4.13           $3.74           $2.80           $3.05           $2.69
===================================================================================================================================
COMMON SHARE DATA
Dividends paid                               $397.5          $368.0          $323.7          $274.3          $238.0          $221.9
Dividends paid per share                      $1.97          $1.805         $1.5925          $1.405          $1.255           $1.13
Average number of shares outstanding          201.8           204.0           202.6           194.5           189.2           193.4
Book value per share                         $21.09          $21.14          $20.42          $17.98          $15.21          $13.20
Number of stockholders, December 31(4)       63,537          63,929          66,950          69,378          72,404          77,106
===================================================================================================================================














                                    54

BALANCE SHEET DATA
Consumer products and corporate
   Inventories                             $2,043.2        $1,810.2        $2,141.5        $2,043.8        $1,675.0        $1,815.9
   Current assets                           3,733.1         3,453.1         3,869.8         3,829.4         3,005.4         3,080.2
   Working capital                            575.4           664.4           609.4           622.3           440.2           434.5
   Property, plant and equipment, net       1,472.1         1,406.4         1,472.4         1,488.3         1,201.7         1,179.6
   Intangibles, net                         3,637.9         3,104.0         3,284.0         2,975.3         1,831.4         1,911.2
   Short-term debt                          1,182.9           824.7           730.6           845.4           740.0           829.3
   Long-term debt                           2,492.4         2,406.8         2,551.9         2,433.8         1,717.4         2,359.2
Life insurance
   Investments                              5,808.8         5,321.2         4,859.7         4,341.6         4,050.8         4,418.3
   Policy reserves and claims               2,553.4         2,401.2         2,230.8         2,111.5         2,007.5         2,398.7
   Investment-type contract deposits        2,732.3         2,265.9         1,921.4         1,632.6         1,460.8         1,438.3
Total assets
   Consumer products and corporate          9,222.5         8,594.6         9,282.9         8,616.4         6,511.7         6,606.4
   Life insurance                           7,116.5         6,325.1         5,778.7         5,251.8         4,951.6         5,576.1
Redeemable preferred stock                       --              --           130.1           131.9           135.6           137.5
Common stockholders' equity                 4,254.3         4,282.5         4,163.3         3,602.0         2,912.4         2,466.4
Capital expenditures                          249.9           288.5           233.9           296.7           256.8           235.3
===================================================================================================================================

(In millions, except per share amounts         1987(2)          1986           1985           1984           1983
and number of Common stockholders)            ---------       --------       --------       --------       --------
===================================================================================================================
OPERATING DATA
Revenues                                      $10,076.6       $8,114.2       $6,983.0       $6,669.4       $6,568.5
Depreciation and amortization                     168.7          127.4          107.9          104.1           92.4
Operating income                                1,087.7          797.6          844.1          835.0          786.2
Interest and related charges                      150.4           95.5           99.2           98.6           84.5
Income taxes                                      379.0          284.1          306.9          263.1          319.1
Income from continuing operations                 492.6          357.0          407.5          443.9          357.6
Income from discontinued operations                20.0            4.8           16.9           20.4           26.0
Cumulative effect of accounting changes              --             --             --             --             --
Net income                                        512.6          361.8          424.4          464.3          383.6
Earnings per Common share
   Primary
     Continuing operations                        $2.16          $1.55          $1.78          $1.94          $1.54
     Discontinued operations                        .09            .02            .07            .09            .12
     Cumulative effect of accounting
        changes                                      --             --             --             --             --
- -------------------------------------------------------------------------------------------------------------------
   Net income                                     $2.25          $1.57          $1.85          $2.03          $1.66
- -------------------------------------------------------------------------------------------------------------------
   Fully diluted
     Continuing operations                        $2.09          $1.52          $1.74          $1.89          $1.51
     Discontinued operations                        .09            .02            .07            .09            .11
     Cumulative effect of accounting
        changes                                      --             --             --             --             --
- -------------------------------------------------------------------------------------------------------------------
   Net income                                     $2.18          $1.54          $1.81          $1.98          $1.62
===================================================================================================================
COMMON SHARE DATA
Dividends paid                                   $232.4         $224.1         $214.9         $204.4         $195.0
Dividends paid per share                         $1.055         $1.019          $.975          $.928          $.887
Average number of shares outstanding              220.3          219.7          220.4          220.2          219.7
Book value per share                             $13.24         $11.51         $10.82          $9.52          $8.93
Number of stockholders, December 31(4)           83,004         86,477         94,862        101,303        106,588
===================================================================================================================
BALANCE SHEET DATA
Consumer products and corporate
   Inventories                                 $1,693.4       $1,264.4       $1,254.8       $1,180.4       $1,259.3
   Current assets                               3,414.0        2,052.3        1,975.6        1,750.0        1,880.6
   Working capital                              1,006.6          415.6          660.0          621.3          680.6
   Property, plant and equipment, net           1,078.7          745.1          637.1          532.1          528.4
   Intangibles, net                             1,381.6          532.1          453.5          407.1          407.3
   Short-term debt                                751.4          465.0          375.6          397.7          427.7
   Long-term debt                               1,631.5          671.1          735.5          727.7          595.5









                                    56

Life insurance
   Investments                                  4,114.9        3,773.1        3,530.0        3,246.1        2,409.4
   Policy reserves and claims                   2,316.6        2,225.9        2,187.0        2,191.5        1,647.5
   Investment-type contract deposits            1,185.1        1,021.4          848.4          672.9          505.6
Total assets
   Consumer products and corporate              6,080.5        3,947.3        3,589.2        3,189.7        3,317.2
   Life insurance                               5,216.2        4,863.6        4,557.0        4,347.0        3,218.2
Redeemable preferred stock                        137.5          137.5          137.5          137.5          152.7
Common stockholders' equity                     2,915.3        2,529.1        2,369.2        2,098.2        1,962.7
Capital expenditures                              216.2          201.8          135.8          145.6          110.3
===================================================================================================================

(1) See pages 1 through 13 for Financial Section.
(2) See page 24, Notes to Consolidated Financial Statements, for information related to acquisitions. 1990 includes the acquisitions of The Moen Group, Inc. in August and Whyte & Mackay in February. Southland Life Insurance was sold in March 1989. 1988 includes the acquisition in February of Aristokraft, Waterloo Industries, Twentieth Century Companies, Day-Timers and Vogel Peterson. 1987 includes acquisitions in May of National Distillers and Chemical Corporation's distilled spirits business and in August of ACCO World Corporation.
(3) Net income and primary and fully diluted earnings per Common share include $179.9 million and 93 cents and 83 cents, respectively, relating to a write-down of an investment.
(4) On January 31, 1994, there were 62,978 Common stockholders of record, not necessarily reflecting beneficial ownership.































                                    57