Form 10-K, Exhibit 13
AMERICAN BRANDS INC /DE/
filed 1995-03-29
CIK 789073

                                                                      EXHIBIT 13
FINANCIAL SECTION

American Brands, Inc. and Subsidiaries

CONTENTS

Results of Operations                                16
Financial Condition                                  23
Consolidated Balance Sheet                           26
Consolidated Statement of Income                     28
Consolidated Statement of Cash Flows                 29
Consolidated Statement of
  Common Stockholders' Equity                        30
Notes to Consolidated Financial Statements           31
Report of Independent Accountants                    43
Report of Management                                 43
Eleven-Year Consolidated Selected Financial Data     44
Information on Business Segments                     46


RESULTS OF OPERATIONS

                                          Net Sales                        Operating Income
                          -----------------------------------     --------------------------------
$(In millions)                 1994         1993(1)      1992(1)      1994        1993(1)     1992(1)
--------------------------------------------------------------------------------------------------
International tobacco     $ 6,168.9    $ 5,940.0    $ 6,376.6     $  517.2    $  486.5    $  554.4
Distilled spirits           1,268.2      1,194.6      1,268.3        221.2       214.7       195.8
Hardware and home
  improvement products      1,270.6      1,119.5      1,014.8        176.5       155.5       159.0
Office products             1,049.7        977.2      1,003.5         74.5        63.2        58.1
Golf and leisure products     507.1        452.7        416.2         73.3        63.6        53.3
Other businesses(2)         1,287.3      1,445.0      1,798.4          2.1        27.9        33.0
--------------------------------------------------------------------------------------------------
  Ongoing operations       11,551.8     11,129.0     11,877.8      1,064.8     1,011.4     1,053.6
Domestic tobacco(2)         1,594.7      1,501.5      1,780.3        247.6       169.2       536.1
--------------------------------------------------------------------------------------------------
  Total                   $13,146.5    $12,630.5    $13,658.1     $1,312.4    $1,180.6    $1,589.7
--------------------------------------------------------------------------------------------------

(1) Restated for discontinued life insurance operations. See page 33 for Discontinued Operations.
(2) See page 32 for Dispositions.

CONSOLIDATED

1994 COMPARED TO 1993

  Net sales and operating income from ongoing operations (which excludes domestic tobacco and life insurance) increased 4% and 5%, respectively. Translation of foreign currencies at higher average exchange rates favorably affected net sales and operating income by $186 million and $19.1 million, respectively. Excluding the effect of foreign exchange, net sales from ongoing operations were up 2% on price increases (including international tobacco excise tax increases), new products and inclusion of Invergordon for a full year, partly offset by an unfavorable product mix in international tobacco, and the sale of optical goods and services in July 1994. Operating income from ongoing operations, excluding the effect of foreign exchange and restructuring charges in 1993, was up 1% as increases in all five major business segments were offset by a decline in "other businesses", principally reflecting the sale of optical.

  Consolidated net sales and operating income from continuing operations (which includes domestic tobacco) rose 4% and 11%, respectively.

  The net gain on disposal of businesses reflected a $577.9 million pretax gain on the sale of domestic tobacco, partly offset by a $245 million non-cash pretax loss on the expected sale of a number of nonstrategic businesses and product lines, including U.K.-based Prestige and Forbuoys. The loss is based on the anticipated sale of these operations for proceeds in the range of $150-$175 million. The operations to be disposed of had net sales of $752 million and a small operating loss in 1994.

  Interest and related expenses decreased $15.5 million (7%) on lower average borrowings.

  The effective income tax rate of 34.5% decreased from 38.2% last year, principally as a result of a low effective rate on this year's disposal of businesses and the proportionately lower impact of nondeductible goodwill on higher income, partly offset by this year's lower reversal of tax provisions no longer required.

  Earnings per Common share from continuing operations of $4.38, compared with $2.67 last year, was up $1.71, or 64%, reflecting a $1.32 net gain on the disposal of businesses.

  The loss from discontinued operations in 1994 of $151 million, or 75 cents per share, compared with income from discontinued operations in 1993 of $127 million, or 63 cents per share.

  Net income of $734.1 million, or $3.63 per share, compared with $469.8 million, or $2.32 per share in 1993, which reflected a non-cash charge of $198.4 million, or 98 cents per share, due to adoption of FAS Statements No. 106, 112 and 115 as described on page 31.

The Company's 1995 goal is for continued profit growth from its operating companies, although distilled spirits and international tobacco continue to contend with highly competitive environments. Reported income from continuing operations in 1995 will be negatively affected, when compared to 1994, by the absence of the results of domestic tobacco and the net gain on disposal of businesses, partly offset by lower interest expense based on existing lower levels of borrowings. In connection with the sale of American Tobacco and Franklin, the Board of Directors authorized the purchase of up to 20 million shares of the Company's Common stock in the open market and in privately negotiated transactions from time to time, subject to market conditions. Earnings per Common share in 1995 will benefit from the Company's purchase of shares of its Common stock.

The Company derived 45% of its operating income in 1994 from Europe, primarily the United Kingdom. The proportion of the Company's income derived from foreign sources in 1995 will increase significantly due to the absence of businesses sold. As a result, fluctuations in foreign currencies, principally sterling, will increase the volatility of dollar results in future periods.

The Company currently uses forward foreign exchange contracts solely to offset the impact of changes in foreign exchange rates on known transactions or balances denominated in foreign currencies. See pages 24 and 39 for additional information on Financial Instruments.

For a description of certain pending litigation, see page 42. As stated therein, it is not possible to predict the outcome of such litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

  The Company is involved in proceedings concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. As of February 1, 1995 various subsidiaries of the Company had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 40 sites. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

1993 COMPARED TO 1992

  Net sales and operating income from ongoing operations declined 6% and 4%, respectively. Translation of foreign currencies at substantially lower average exchange rates adversely affected net sales and operating income by $1.4 billion and $100.3 million, respectively. Excluding the effect of foreign exchange, net sales from ongoing operations would have been up 5% on price increases (including international tobacco excise tax increases) and new products. Operating income from ongoing operations, excluding the effect of foreign exchange and restructuring charges, would have been up 9% on price increases, partly offset by higher marketing expenses.

  Consolidated net sales and operating income from continuing operations (which includes domestic tobacco) were down 8% and 26%, respectively.

  Interest and related expenses decreased $24 million (10%) on lower average interest and foreign exchange rates.

  Earnings per Common share from continuing operations of $2.67 compared with $3.81 in 1992.

  Income from discontinued operations of $127 million, or 63 cents per share compared with $96.9 million, or 48 cents per share in 1992.

  Net income of $469.8 million, or $2.32 per share, which reflected a non-cash charge of $198.4 million, or 98 cents per share, due to adoption of FAS Statements No. 106, 112 and 115, compared with $883.8 million, or $4.29 per share, in 1992.

INTERNATIONAL TOBACCO

1994 COMPARED TO 1993

  Net sales in sterling were up slightly on price increases, principally resulting from higher U.K. tobacco taxes, and a total cigarette volume increase of 0.6%, largely offset by an unfavorable product mix and a 10.9% total cigar volume decline. The total cigarette volume increase reflected export volume gains of 70.3% from a full year's shipments of Benson and Hedges to Europe and increased shipments to the C.I.S. and a 6.8% Gallaher (Dublin) volume gain. The increase was largely offset by a 10.4% U.K. cigarette volume decline, primarily resulting from a change in the timing of the U.K. budget during 1993. This change resulted in two budget announcements in 1993, one in March and another in November, the latter drawing significant sales into the fourth quarter of 1993 from the first quarter of 1994. The effects of the U.K. cigarette volume decline were partly offset by manufacturers' price increases in August 1993 and April 1994.

  Operating income in sterling increased 2%, primarily on price increases and the favorable comparison to 1993's workforce reduction provisions, partly offset by an unfavorable product mix and increased marketing costs associated with export expansion and support for Benson and Hedges Special Filter. On a comparable basis, excluding 1993 restructuring charges, operating income in sterling would have decreased 3%. In dollars, net sales and operating income as reported increased 4% and 6%, respectively, reflecting translation at higher average exchange rates.

  Continuing the trend of tax increases in recent years, the U.K. budget announcement in November 1994 resulted in a 10 pence increase in the tax on a typical pack of cigarettes. A supplemental budget announcement in December 1994 resulted in a further increase of 6 pence in the tax on a typical pack of cigarettes effective January 1, 1995. The U.K. budgets announced in March and November 1993 and March 1992 resulted in an increase in the tax on a typical pack of cigarettes of 10 pence, 11 pence and 13 pence, respectively. The continuing impact of price increases, principally due to substantial excise tax increases in recent years, has reduced annual industry volumes, led to greater price competition and accelerated trading down by con-sumers to lower priced brands. These changes are particularly affecting Gallaher, the majority of whose sales are in the premium sector.

  Despite these factors, Gallaher maintained its position as the number one tobacco company in the U.K. Its share of consumer sales was 39.7% in 1994, as compared with 40.6% in 1993. Consumer demand is estimated to have declined about 3% as compared with 5.5% in 1993. The U.K. cigarette industry volume is estimated to have declined 3.8%. Gallaher's U.K. cigarette market share was estimated to be 38.8% for the year, as compared with 41.7% in 1993.

  Voluntary agreements with the U.K. government have been entered into that restrict the marketing of tobacco products, and proposed legislation has been introduced in the U.K. and the European Community that might further restrict advertising, labeling, sponsorship and the use of tobacco products in the U.K. and elsewhere. It is possible that these and other restrictions, as well as any future tax increases, would have an adverse effect on unit sales and add to continuing industry declines.

1993 COMPARED TO 1992

  Net sales in sterling increased 11% on price increases, which principally resulted from higher U.K. tobacco taxes, and a 5.4% increase in total cigarette volume (including exports and line extensions), partly offset by an unfavorable product mix. U.K. cigarette volume increased 2.3% as compared with an estimated industry volume increase of 1.9%. Consumer demand is estimated to have declined in the area of 5.5%. Results benefited from substantial buying by the trade in anticipation of the November 1993 U.K. budget increase. Gallaher's cigarette market share in 1993 was 41.7%, as compared with 41.5% in 1992, and its share of consumer sales increased.

  Operating income in sterling increased 4%, resulting from price increases and the 5.4% total volume increase, partly offset by higher advertising costs associated with the launch of Benson and Hedges Superkings, and restructuring charges. On a comparable basis with 1992, excluding restructuring charges, operating income in sterling would have increased 8%. To control costs, Gallaher closed a plant and instituted workforce reductions totaling over 16% of its 1992 employment. Translated at substantially lower average exchange rates, net sales and operating income in dollars declined 7% and 12%, respectively.

DISTILLED SPIRITS

1994 COMPARED TO 1993

  Worldwide net sales and operating income increased 6% and 3%, respectively.

  Beam's net sales were down 3%, principally on lower domestic volume. Estimated depletions of Beam's major brands from distributors to retailers declined 3% in the U.S., in line with industry trends. Beam's international net sales increased 25%. Total branded case sales were down 2.4% reflecting a 5.7% decline in domestic branded case sales tempered by a 14.8% increase in international branded case sales. Operating income increased 2% as a result of lower media advertising and increased international shipments at higher margins, largely offset by reduced domestic volume and margins and higher international selling costs related to market development.

  U.S. distilled spirits consumption continued its long-term decline. With continuing heavy price competition and consumer rebates, margins may be under further pressure as the intensifying competitive situation may continue to limit future price increases.

  Whyte & Mackay's net sales in sterling increased 38% on a total unit volume increase of 151.8% due to the inclusion of Invergordon, consolidated beginning December 1, 1993, and one-time bulk sales in 1994. Operating income in sterling increased 9% on inclusion of Invergordon for a full year and benefits from one-time bulk sales and other nonrecurring items in 1994, partly offset by widespread and intense competitive activity, primarily in Whyte & Mackay's U.K. branded business. Operating income in 1993 benefited from the application of the equity method to prior periods for Invergordon. The intense price competition in Whyte & Mackay's U.K. branded business is expected to continue in 1995.

  The supplemental 1994 U.K. budget resulted in a 26 pence tax increase on a typical bottle effective January 1, 1995. The 1993 U.K. budgets did not result in a tax increase on distilled spirits as compared with a 31 pence tax increase on a typical bottle announced in March 1992. It is possible that these and any future U.K. and U.S. tax increases, as well as any restrictions on advertising, would have an adverse effect on unit sales and add to continuing industry declines.

1993 COMPARED TO 1992

  Net sales decreased 6% while record operating income in 1993 rose 10%.

  Beam's net sales were down 5% on lower domestic volume, principally reflecting competitive pricing pressures, the effect of lower foreign exchange rates and a domestic bulk sale in 1992. Worldwide branded case sales were down 1.7% due to a domestic decline of 4.6%. Record operating income was up slightly on the timing of operating expenses and higher margins, partly offset by higher international selling costs.

  Whyte & Mackay's net sales in sterling were up 6% on inclusion of Invergordon for one month and higher volume, mainly in export markets, partly offset by a significant level of bulk sales in 1992. Excluding Invergordon, worldwide case sales were up 10.4% and U.K. case sales were up 6.5%. Translated at substantially lower average foreign exchange rates, net sales were down 9% in dollars. Operating income in sterling and dollars was up with continuing profit improvement from higher margins, despite the lingering effects of the U.K. recession and competitive pricing pressures, partly offset by higher general and administrative expenses. Operating income included a $6.7 million benefit resulting from the application of the equity method to prior periods for Invergordon.

HARDWARE AND HOME IMPROVEMENT PRODUCTS

1994 COMPARED TO 1993

  Record net sales increased 13% on new products and line extensions, price increases and volume gains. All four companies in the group achieved record net sales. Moen was up on new products, volume gains and price increases; Aristokraft was up on line extensions and price increases; Master Lock was up on higher volume, new products and line extensions; and Waterloo was up principally on new products. Record operating income was up 14% with increases in each company. The increase reflected net sales gains, partly offset by higher raw material costs at Aristokraft and higher marketing and other operating expenses at Moen.

1993 COMPARED TO 1992

  Net sales were up 10%, reaching record levels in all companies, on new products, price increases and volume gains. Operating income was down 2%. Excluding a one-time gain from a change in an employee benefit program in 1992, operating income would have been up 2%, reflecting price and volume gains, partly offset by higher manufacturing costs associated with the introduction of several new faucet lines, unfavorable product mix and higher marketing and administrative expenses.

OFFICE PRODUCTS

1994 COMPARED TO 1993

  Record net sales increased 7% on new products and volume gains despite continuing pricing pressures. ACCO continued to increase penetration in the fastest growing distribution channels. Operating income increased 18% on the record net sales and improved margins, partly offset by increased operating expenses. The net sales and operating income increases reflected improvements in both domestic and international businesses.

1993 COMPARED TO 1992

Net sales declined 3% reflecting the absence of two nonstrategic businesses sold in 1992 and substantially lower average foreign exchange rates. Excluding these items, net sales would have been up 8%. Net sales benefited from new products and volume gains resulting in an increase in market share, particularly in the faster growing channels of distribution, despite continuing pricing pressures. Operating income was up 9%, principally reflecting volume gains and the benefits of ongoing cost reductions, partly offset by translation at substantially lower average foreign exchange rates and the continuing effects of pricing pressures. On a comparable basis, principally excluding the effects of the two businesses sold and the lower average foreign exchange rates, operating income would have been up 24%.

GOLF AND LEISURE PRODUCTS

1994 COMPARED TO 1993

Record net sales and operating income were up 12% and 15%, respectively. The increases primarily resulted from new golf balls and golf shoes and strong volume gains in all lines. Operating income was also impacted by increased marketing and other operating expenses.

1993 COMPARED TO 1992

Record net sales were up 9% on new products, volume gains and price increases, partly offset by unfavorable exchange rates. Record operating income increased 19% on record net sales, partly offset by higher advertising costs to meet competitive activity.

OTHER BUSINESSES

1994 COMPARED TO 1993

  Net sales declined $157.7 million (11%) and operating income decreased $25.8 million (92%). Excluding optical goods and services and Acushnet's rubber division, both sold in 1994, net sales of $1,026.7 million increased $2.9 million, and an operating loss of $5.2 million compared with operating income of $1.2 million in 1993. The unfavorable change in operating income reflected volume declines in retail distribution.

  Other businesses principally includes a number of nonstrategic businesses which are expected to be sold in 1995, including U.K.-based Prestige and Forbuoys.

1993 COMPARED TO 1992

  Net sales declined $353.4 million (20%) and operating income decreased $5.1 million (15%). In sterling, net sales from foreign businesses declined 5% primarily on retail distribution's volume declines and fewer outlets, partly offset by price increases. In sterling, operating income from foreign businesses increased 9%, principally due to optical. Retail distribution declined 29% in sterling on volume decreases and higher selling and other expenses. In dollars, net sales and operating income from foreign businesses declined 19% and 5%, respectively, due to translation at substantially lower average foreign exchange rates.

DOMESTIC TOBACCO

1994 COMPARED TO 1993

  Domestic tobacco represents the results of operations of The American Tobacco Company and its subsidiaries, sold on December 22, 1994. Net sales increased 6% reflecting increased volume and favorable comparison with a $29.9 million trade inventory buydown charge in 1993, partly offset by the effects of the August 1993 list price reductions. Operating income increased 46% as 1994 benefited from lower expenses reflecting reversals of accruals relating to returned goods, coupon redemption and other marketing programs and volume gains, partly offset by lower prices and a less favorable product mix. Operating income in 1993 was adversely affected by restructuring provisions and trade inventory buydown costs, partly offset by a gain on the assignment of trademarks.

1993 COMPARED TO 1992

  Net sales declined 16% on substantial volume declines, price decreases and a $29.9 million trade inventory buydown, partly offset by new products. The effects of list price reductions were partly offset by a federal excise tax increase on January 1, 1993. Operating income declined 68% on volume declines, lower prices (including buydown costs), a less favorable product mix, higher promotional expenses to meet intense competitive activity and $44 million in restructuring provisions (principally for voluntary early retirement programs), partly offset by a $25.5 million gain on the assignment of trademarks.

Results of Operations (concluded)

DISCONTINUED OPERATIONS

1994 COMPARED TO 1993

  Income from discontinued life insurance operations for 1994, excluding the $206.8 million loss on the disposal, was $55.8 million as compared with $127 million in 1993. The decline reflects an unfavorable $104.7 million pretax change in investment gains/losses and the unfavorable comparison of eleven months of operations due to the November 30, 1994 measurement date on the disposal.

1993 Compared to 1992

  Income from discontinued operations of $127 million was up $30.1 million, or 31%, on higher net investment income, principally reflecting the $51.8 million higher pretax realized investment gains, mainly due to bond redemptions.

QUARTERLY FINANCIAL DATA unaudited
(In millions, except per share amounts)

1994                                                 1st         2nd         3rd         4th
--------------------------------------------------------------------------------------------
Continuing operations
  Net sales                                     $3,000.9    $3,040.9    $3,354.6    $3,750.1
  Gross profit                                     874.4       910.1       924.1     1,016.0
  Operating income                                 290.9       296.6       310.7       414.2
  Income from continuing operations                129.5       151.9       131.8       471.9
Income (loss) from discontinued operations          19.7        12.0        20.1      (202.8)
--------------------------------------------------------------------------------------------
  Net income                                    $  149.2    $  163.9    $  151.9    $  269.1
--------------------------------------------------------------------------------------------
Earnings per Common share
  Primary
    Continuing operations                           $.64        $.75        $.65       $2.34
    Discontinued operations                          .10         .06         .10       (1.01)
--------------------------------------------------------------------------------------------
    Net income                                      $.74        $.81        $.75       $1.33
--------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                           $.63        $.74        $.64       $2.23
    Discontinued operations                          .09         .06         .09        (.95)
--------------------------------------------------------------------------------------------
    Net income                                      $.72        $.80        $.73       $1.28
--------------------------------------------------------------------------------------------

1993                                                 1st         2nd         3rd         4th
--------------------------------------------------------------------------------------------
Continuing operations
  Net sales                                     $3,495.7    $2,578.7    $3,046.2    $3,509.9
  Gross profit                                     969.2       876.3       819.6       963.9
  Operating income                                 379.7       263.7       203.2       334.0
  Income from continuing operations                216.3       119.3        61.7       143.9
Income from discontinued operations                 30.8        32.0        23.3        40.9
Accounting changes                                (201.0)         --          --         2.6
--------------------------------------------------------------------------------------------
    Net income                                  $   46.1    $  151.3    $   85.0    $  187.4
--------------------------------------------------------------------------------------------
Earnings per Common share
  Primary
    Continuing operations                          $1.07        $.59        $.30        $.71
    Discontinued operations                          .15         .16         .12         .20
    Accounting changes                              (.99)         --          --         .01
--------------------------------------------------------------------------------------------
    Net income                                      $.23        $.75        $.42        $.92
--------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                          $1.04        $.58        $.31        $.70
    Discontinued operations                          .14         .15         .11         .20
    Accounting changes                              (.95)         --          --         .01
--------------------------------------------------------------------------------------------
    Net income                                      $.23        $.73        $.42        $.91
--------------------------------------------------------------------------------------------

All previously published quarterly financial data have been restated for discontinued operations. See page 33 for Discontinued Operations. Income from continuing operations in the fourth quarter of 1994 includes a net gain of $267 million on the disposal of businesses, or $1.32 and $1.25 per Common share primary and fully diluted, respectively. See page 32 for Dispositions.

FINANCIAL CONDITION

American Brands, Inc. and Subsidiaries

CASH FLOW

NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES

  Net cash provided from continuing operating activities during 1994 of $996.4 million, as compared with $668.3 million in 1993, exceeded the funds required for capital expenditures and dividends by $391.9 million. The increase was principally attributable to international tobacco. Fluctuations in accounts receivable, inventories and accrued taxes were the result of changes in the timing of the 1993 U.K. budgets and the supplemental budget announcement on December 8, 1994.

  Net cash provided included American Tobacco's cash flows of $150 million, $234.7 million and $284.5 million for 1994, 1993 and 1992, respectively. The absence of American Tobacco's cash flow in 1995 will be partially offset by the use of the proceeds from its sale.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES

  Net cash provided by investing activities of $921.1 million compared with a use of $666.3 million in 1993. The increase is principally due to the sale of American Tobacco and the absence of acquisitions in 1994.

  Capital expenditures. Capital spending is focused on the operating companies becoming the lowest cost producers of the highest quality products. Capital expenditures for 1994 of $201.4 million decreased 17% compared with 1993 expenditures of $243.4 million, reflecting a reduction in expenditures in hardware and home improvement, domestic tobacco, international tobacco and other businesses, as shown on page 42. Funds for 1995 capital expenditures, estimated at $225 million, are expected to be generated internally.

  Dispositions. On December 22, 1994, the Company sold American Tobacco for $1 billion. On July 12, 1994, Dollond & Aitchison, a U.K.-based subsidiary of Gallaher Limited, was sold for a total consideration of $146 million.

  On January 31, 1995, the Company sold its life insurance business for $1.17 billion.

  The Company plans to dispose of a number of nonstrategic businesses and product lines. Proceeds in the range of $150-$175 million are anticipated during 1995.

  Acquisitions. On June 30, 1993, the Benson and Hedges cigarette trademark in Europe was acquired in exchange for the Lucky Strike and Pall Mall trademarks overseas and $107.2 million in cash and contingent payments based on future volume. During the fourth quarter 1993, Whyte & Mackay purchased the remaining outstanding ordinary shares of Invergordon for $343.6 million.

NET CASH USED BY FINANCING ACTIVITIES

  Net cash used by financing activities of $1.9 billion in 1994 compared with $41 million in 1993. The increased use of cash resulted from the reduction of short and long-term debt principally with proceeds received from the sale of American Tobacco.

CASH PROVIDED BY DISCONTINUED OPERATIONS

  Franklin provided $37.8 million in dividends during 1994 as compared with $45.1 million in 1993.

DIVIDENDS

  Dividends paid on Common stock in 1994 rose to $401.7 million, or $1.9925 per share, from $397.5 million, or $1.97 per share in 1993.

  With the June 1, 1994 payment, the quarterly dividend on Common stock was increased 1.5% to 50 cents per share, or an indicated annual rate of $2.00 per share.

  The sale of American Tobacco and the life insurance business will have no material impact on the Company's ability to pay dividends. Although the dividend payout ratio is currently higher than it has been in the past, the ratio may be brought down over time with future growth in earnings per share.

FINANCIAL POSITION

  At year end, total debt decreased $1.5 billion to $2.2 billion. Short-term debt decreased $477.1 million to $705.8 million and long-term debt decreased $980.3 million to $1.5 billion. The ratio of total debt to total capital decreased from 46.2% in 1993 to 32.4% at year end 1994. The decrease was principally the result of the sale of American Tobacco late in the year.

  Proceeds from the sale of Franklin will be used for debt reduction, share purchases, and, as opportunities arise, strategic acquisitions. The ultimate use of the funds, or combination of uses, may alter the debt to capital ratio.

  During 1994, $74 million of 91/2% Eurosterling Notes and $82.5 million in Medium Term Notes matured.

  At December 31, 1994, the Company had $850 million of debt securities (including Medium Term Notes) available for sale under its shelf registration with the Securities and Exchange Commission.

  At year end, the Company had $4 billion of longterm credit facilities, substantially all of which remained unused. During the year, the Company extended the expiration dates of these credit facilities to June 15, 1999. These facilities are available for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. In addition, Gallaher has Pounds Sterling 300 million (approximately $470 million) in committed, short-term revolving credit agreements available for general corporate purposes, including acquisitions.

  Management believes that the Company's internally generated funds, together with its access to global credit markets, are more than adequate to meet the Company's capital needs.

  Working capital increased from $575.4 million in 1993 to $1.6 billion in 1994, principally reflecting the reclassification of the expected proceeds from the sale of Franklin as well as the use of proceeds from the sale of American Tobacco. Management believes that the 1994 level, excluding the Franklin reclassification, was adequate to support continued growth.

FOREIGN EXCHANGE

  The Company has sizeable investments in Europe, primarily the U.K. Therefore, changes in the value of foreign currencies, principally sterling, can affect the Company's balance sheet and cash flow statements when translated into dollars. As a result of the sale of American Tobacco and Franklin, changes in the sterling exchange rate will have a greater effect on these statements.

FINANCIAL INSTRUMENTS

  The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments, principally forward foreign exchange contracts, are used to reduce the impact of changes in foreign currency exchange rates with respect to short-term loans, dividends declared by foreign subsidiaries and a portion of the Company's investment in Gallaher. Interest rate swaps are used to reduce the impact of changes in interest rates. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

  The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are reflected in the income statement. During the year, the Company also enters into forward foreign exchange contracts to hedge a portion of its net investment in Gallaher. The gains or losses on these contracts effectively offset losses and gains on the portion of the net investment being hedged, which are reflected in Common stockholders' equity.

Financial Condition (concluded)

  At December 31, 1994, the Company had outstanding forward foreign exchange contracts to purchase $24 million and sell $557 million of various foreign currencies (principally sterling), with a weighted average maturity of 13 days. At December 31, 1993, the Company had outstanding forward foreign exchange contracts to purchase $106 million and sell $658 million of various foreign currencies (principally sterling), with a weighted average maturity of 37 days.

  The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense, and did not have a significant effect on interest expense for 1994, 1993 or 1992. At December 31, 1994 and 1993, the Company had outstanding interest rate swap agreements denominated in dollars and sterling, maturing at various dates through 1999, with aggregate notional principal amounts of $406.6 million and $342.4 million, respectively. See page 39 for additional information on Financial Instruments.

TAXES

  Total international and domestic excise taxes were $5.7 billion and income taxes amounted to $466.1 million. Including Social Security and other taxes, the Company's total taxes amounted to $6.3 billion, as compared with $6 billion in 1993.

COMMON STOCKHOLDERS' EQUITY

  Common stockholders' equity at year end increased $367.5 million to $4.6 billion primarily due to net income, partly offset by dividends to stockholders and the purchase of 900,000 shares for the treasury. In 1994, Common stockholders' equity also reflected an increase of $68.4 million due to foreign currency translation adjustments.

  Return on average Common stockholders' equity was 16.6%, reflecting the gain on sale of American Tobacco partially offset by the loss on discontinued operations, as compared with 11.1% in 1993. Excluding the impact of the one-time charge due to the adoption of the FAS Statements, 1993 return on equity would have been 15.2%.

  At year end, the Company had 28.4 million treasury shares, an amount sufficient to cover future requirements of shares deliverable upon conversions of outstanding preferred stock and debentures, the exercise of outstanding stock options and grants of other stock-based awards.

  In connection with the sale of American Tobacco and Franklin, the Board of Directors authorized the purchase of up to 20 million shares of Common stock of which in excess of 9 million shares had been purchased by February 28, 1995.

  During the year, the Common stock traded within a range of $29.375 to $38.375. The Common stock generated a total return of 271.8%, or 14% compounded annually, over the ten-year period ended December 31, 1994.

  Book value per Common share was $22.97 at year end.

QUARTERLY COMMON STOCK
DIVIDEND PAYMENTS

                                          1994                        1993
--------------------------------------------------------------------------
Payment                                 Amount                      Amount
Date                                 per Share                   per Share
--------------------------------------------------------------------------
March 1                                $ .4925                     $ .4925
June 1                                   .50                         .4925
September 1                              .50                         .4925
December 1                               .50                         .4925
--------------------------------------------------------------------------
                                       $1.9925                     $1.97
--------------------------------------------------------------------------

QUARTERLY COMPOSITE COMMON
STOCK PRICES

                            1994          1994          1993          1993
--------------------------------------------------------------------------
                            High           Low          High           Low
--------------------------------------------------------------------------
First                     35-7/8        29-7/8        40-5/8        31-7/8
Second                    34-3/4        29-3/8        34-1/4        28-1/2
Third                     37-1/8        31-1/2        34-3/8        29-7/8
Fourth                    38-3/8        32-7/8        35-3/4        32
--------------------------------------------------------------------------

The Common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED BALANCE SHEET

American Brands, Inc. and Subsidiaries

----------------------------------------------------------------------------------------------------------------------------------
December 31 (In millions, except per share amounts)                                                              1994         1993
----------------------------------------------------------------------------------------------------------------------------------
Assets
  Current assets
    Cash and cash equivalents                                                                                $  110.1    $    62.5
    Accounts receivable less allowances for discounts, doubtful accounts and returns, 1994 $52; 1993 $62.5    1,067.9      1,241.6
    Inventories
      Leaf tobacco                                                                                              132.2        477.7
      Bulk whiskey                                                                                              351.4        359.3
      Other raw materials, supplies and work in process                                                         266.8        306.9
      Finished products                                                                                       1,265.3        899.3
                                                                                                             --------     --------
                                                                                                              2,015.7      2,043.2
    Net assets of discontinued operations                                                                     1,170.0           --
    Other current assets                                                                                        307.2        385.8
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT ASSETS                                                                                    4,670.9      3,733.1
----------------------------------------------------------------------------------------------------------------------------------
  Property, plant and equipment
    Land and improvements                                                                                        77.0         92.3
    Buildings and improvements to leaseholds                                                                    558.7        636.9
    Machinery and equipment                                                                                   1,540.7      1,847.2
    Construction in progress                                                                                     52.3        114.3
                                                                                                             --------     --------
                                                                                                              2,228.7      2,690.7
    Less accumulated depreciation                                                                             1,016.0      1,218.6
                                                                                                             --------     --------
    Property, plant and equipment, net                                                                        1,212.7      1,472.1
  Intangibles resulting from business acquisitions, net                                                       3,549.1      3,637.9
  Net assets of discontinued operations                                                                            --      1,344.0
  Other assets                                                                                                  361.7        379.4
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                                           $9,794.4    $10,566.5
----------------------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

December 31                                                                                                1994               1993
----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
  Current liabilities
    Notes payable to banks                                                                             $   77.3          $   298.9
    Commercial paper                                                                                      103.3              711.3
    Accounts payable                                                                                      471.4              454.1
    Accrued excise and other taxes                                                                      1,082.1              726.3
    Accrued expenses and other liabilities                                                                856.2              794.4
    Current portion of long-term debt                                                                     525.2              172.7
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL CURRENT LIABILITIES                                                                         3,115.5            3,157.7
----------------------------------------------------------------------------------------------------------------------------------
    Long-term debt                                                                                      1,512.1            2,492.4
    Deferred income taxes                                                                                 133.0              124.7
    Postretirement and other liabilities                                                                  396.3              520.3
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                                                                 5,156.9            6,295.1
----------------------------------------------------------------------------------------------------------------------------------
  Convertible preferred stock--redeemable at Company's option
    $2.67 Convertible Preferred stock, without par value, stated value $30.50 per share                    15.7               17.1
----------------------------------------------------------------------------------------------------------------------------------
  Common stockholders' equity
    Common stock, par value $3.125 per share, 229.6 shares issued                                         717.4              717.4
    Paid-in capital                                                                                       174.6              173.3
    Unrealized appreciation on investments                                                                   --                5.3
    Foreign currency adjustments                                                                         (249.0)            (317.4)
    Retained earnings                                                                                   4,724.4            4,393.4
    Treasury stock, at cost                                                                              (745.6)            (717.7)
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL COMMON STOCKHOLDERS' EQUITY                                                                 4,621.8            4,254.3
----------------------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     $9,794.4          $10,566.5
----------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

American Brands, Inc. and Subsidiaries

For years ended December 31 (In millions, except per share amounts)                   1994         1993         1992
--------------------------------------------------------------------------------------------------------------------
Net Sales                                                                        $13,146.5    $12,630.5    $13,658.1
--------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                              3,765.1      3,587.6      3,823.5
Excise taxes on products sold                                                      5,656.8      5,413.9      5,783.3
                                                                                 ---------    ---------    ---------
                                                                                   9,421.9      9,001.5      9,606.8
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                                                       3,724.6      3,629.0      4,051.3
--------------------------------------------------------------------------------------------------------------------
Advertising, selling and administrative expenses                                   2,315.9      2,315.2      2,388.5
Amortization of intangibles                                                           96.3         92.4         81.6
Restructuring charges (credits), net                                                    --         40.8         (8.5)
                                                                                 ---------    ---------    ---------
                                                                                   2,412.2      2,448.4      2,461.6
--------------------------------------------------------------------------------------------------------------------
Operating Income                                                                   1,312.4      1,180.6      1,589.7
--------------------------------------------------------------------------------------------------------------------
Interest and related expenses                                                        212.1        227.6        251.6
Corporate administrative expenses                                                     69.9         78.1         80.7
Other (income) expenses, net                                                          12.1         (0.5)         6.1
                                                                                 ---------    ---------    ---------
                                                                                     294.1        305.2        338.4
--------------------------------------------------------------------------------------------------------------------
                                                                                   1,018.3        875.4      1,251.3
--------------------------------------------------------------------------------------------------------------------
Gain on disposal of businesses, net                                                  332.9           --           --
--------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Income Taxes                              1,351.2        875.4      1,251.3
Income taxes                                                                         466.1        334.2        464.4
--------------------------------------------------------------------------------------------------------------------
Income From Continuing Operations Before Cumulative  Effect of
  Accounting Changes                                                                 885.1        541.2        786.9
Income (loss) from discontinued operations                                          (151.0)       127.0         96.9
Cumulative effect of accounting changes                                                 --       (198.4)          --
--------------------------------------------------------------------------------------------------------------------
Net Income                                                                       $   734.1    $   469.8    $   883.8
--------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share
  Primary
    Income from continuing operations                                                $4.38        $2.67        $3.81
    Income (loss) from discontinued operations                                        (.75)         .63          .48
    Cumulative effect of accounting changes                                             --         (.98)          --
--------------------------------------------------------------------------------------------------------------------
    Net income                                                                       $3.63        $2.32        $4.29
--------------------------------------------------------------------------------------------------------------------
  Fully diluted
    Income from continuing operations                                                $4.24        $2.63        $3.69
    Income (loss) from discontinued operations                                        (.71)         .60          .44
    Cumulative effect of accounting changes                                             --         (.94)          --
--------------------------------------------------------------------------------------------------------------------
    Net income                                                                       $3.53        $2.29        $4.13
--------------------------------------------------------------------------------------------------------------------
Dividends Paid Per Common Share                                                    $1.9925        $1.97       $1.805
--------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

American Brands, Inc. and Subsidiaries

For years ended December 31 (In millions)                                             1994         1993         1992
--------------------------------------------------------------------------------------------------------------------
                                                                                              (Restated)   (Restated)
Operating Activities
Net income                                                                        $  734.1      $ 469.8      $ 883.8
Loss (income) from discontinued operations                                           151.0       (127.0)       (96.9)
Changes in accounting principles                                                        --        198.4           --
Gain on disposals, net                                                              (331.5)       (28.3)        (2.3)
Depreciation and amortization                                                        314.4        293.9        289.0
Decrease (increase) in accounts receivable                                           168.4         40.1        (64.6)
(Increase) decrease in inventories                                                  (425.5)      (147.9)       150.6
(Increase) decrease in other assets                                                  (19.1)        15.1        (56.9)
Increase (decrease) in accrued excise and other taxes                                362.8       (179.7)      (344.9)
Increase in accounts payable, accrued expenses and other liabilities                  10.4        184.4         29.6
Increase in deferred income taxes                                                     38.0         26.1         27.3
Other operating activities, net                                                       (6.6)       (76.6)       (69.0)
--------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES                           996.4        668.3        745.7
--------------------------------------------------------------------------------------------------------------------
Investing Activities
Additions to property, plant and equipment                                          (201.4)      (243.4)      (285.7)
Proceeds from the disposition of property, plant and equipment                        21.1         19.3         18.9
Proceeds from the disposition of operations, net of cash                           1,121.8          9.6         13.7
Acquisitions, net of cash acquired                                                   (19.9)      (456.7)          --
Other investing activities, net                                                       (0.5)         4.9         (3.5)
--------------------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                 921.1       (666.3)      (256.6)
--------------------------------------------------------------------------------------------------------------------
Financing Activities
(Decrease) increase in short-term debt                                            (1,147.3)       296.9        399.8
Issuance of long-term debt                                                            35.9        511.2        357.7
Repayment of long-term debt                                                         (376.6)      (387.3)      (689.1)
Dividends to stockholders                                                           (403.1)      (399.1)      (377.8)
Cash purchases of Common stock for treasury                                          (20.1)       (57.9)      (100.4)
Redemption and purchases of $2.75 Preferred stock                                       --           --       (134.4)
Other financing activities, net                                                        1.9         (4.8)        11.2
--------------------------------------------------------------------------------------------------------------------
    NET CASH USED BY FINANCING ACTIVITIES                                         (1,909.3)       (41.0)      (533.0)
--------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                                        1.6          1.6        (38.7)
--------------------------------------------------------------------------------------------------------------------
Cash provided by discontinued operations                                              37.8         45.1         55.1
--------------------------------------------------------------------------------------------------------------------
    NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          $   47.6      $   7.7      $ (27.5)
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                                      $ 62.5        $54.8        $82.3
Cash and cash equivalents at end of year                                            $110.1        $62.5        $54.8
--------------------------------------------------------------------------------------------------------------------
Cash paid during the year for
    Interest, net of capitalized amount                                             $226.1       $245.1       $265.5
    Income taxes                                                                    $354.2       $470.5       $502.6
--------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.
                                                                  29

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY

American Brands, Inc. and Subsidiaries

                                                              Unrealized
                                                            appreciation       Foreign                   Treasury
                                      Common     Paid-in   (depreciation)     currency      Retained       stock,
(In millions)                          stock     capital  on investments   adjustments      earnings      at cost
-----------------------------------------------------------------------------------------------------------------
Balance at January 1, 1992            $717.4      $182.3          $ 27.4       $  19.0      $3,816.7      $(599.5)
Net income                                --          --              --            --         883.8           --
Cash dividends                            --          --              --            --        (377.8)          --
Translation adjustments                   --          --              --        (279.9)           --           --
Net unrealized depreciation               --          --           (16.9)           --            --           --
Purchases                                 --          --              --            --            --       (122.5)
Conversion of securities and
  delivery of stock plan shares           --        (0.2)             --            --            --         36.9
Redemption of $2.75 Preferred stock       --        (4.2)             --            --            --           --
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992           717.4       177.9            10.5        (260.9)      4,322.7       (685.1)
Net income                                --          --              --            --         469.8           --
Cash dividends                            --          --              --            --        (399.1)          --
Translation adjustments                   --          --              --         (56.5)           --           --
Net unrealized depreciation               --          --            (5.2)           --            --           --
Purchases                                 --          --              --            --            --        (40.3)
Conversion of securities and
  delivery of stock plan shares           --        (4.6)             --            --            --          7.7
-----------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993           717.4       173.3             5.3        (317.4)      4,393.4       (717.7)
Net income                                --          --              --            --         734.1           --
Cash dividends                            --          --              --            --        (403.1)          --
Translation adjustments                   --          --              --          68.4            --           --
Net unrealized depreciation               --          --            (5.3)           --            --           --
Purchases                                 --          --              --            --            --        (32.5)
Conversion of securities and
  delivery of stock plan shares           --         1.3              --            --            --          4.6
-----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994          $717.4      $174.6            $ --       $(249.0)     $4,724.4      $(745.6)
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

American Brands, Inc. and Subsidiaries

SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries, other than the Franklin Life Insurance business which is accounted for as a discontinued operation. Fiscal year ends of certain subsidiaries of Gallaher Limited and ACCO World Corporation are November 30 to facilitate year-end closing.

  Consolidated financial statements have been restated for discontinued operations. The accompanying notes present amounts related only to continuing operations.

ACCOUNTING CHANGES

  On January 1, 1993, the Company adopted FAS Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FAS Statement No. 112, "Employers' Accounting for Postemployment Benefits." On December 31, 1993, the Company adopted FAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows:

                                   FAS Statements No.
(In millions, except       -----------------------------------
per share amounts)            106      112      115      Total
--------------------------------------------------------------
Pretax charge (credit)     $310.0    $15.0    $(4.1)    $320.9
Income taxes                119.0      5.0     (1.5)     122.5
--------------------------------------------------------------
Net loss (income)          $191.0    $10.0    $(2.6)    $198.4
--------------------------------------------------------------
Earnings per Common share    $.94     $.05    $(.01)      $.98
--------------------------------------------------------------

CASH AND CASH EQUIVALENTS

  Highly liquid investments with original maturities of three months or less are included in cash and cash equivalents.

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

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

INTANGIBLES RESULTING FROM BUSINESS ACQUISITIONS

  Intangibles resulting from business acquisitions, comprising cost in excess of net assets of businesses acquired, and brands and trademarks, are being amortized on a straight-line basis over 40 years, except for intangibles acquired prior to 1971, which are not being amortized because they are considered to have a continuing value over an indefinite period. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends and prospects and market and economic conditions. Amortization amounted to $96.3 million, $92.4 million and $81.6 million in 1994, 1993 and 1992, respectively. The cumulative amortization amounted to $512 million and $429 million at December 31, 1994 and 1993, respectively.

INCOME TAXES

  Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

  Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $1.4 billion at December 31, 1994, as such earnings are expected to be permanently reinvested in these companies.

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

ACQUISITIONS

  In 1991, Whyte & Mackay acquired 41.3% of the outstanding shares of Invergordon Distillers Group PLC ("Invergordon") for a cost, including fees and expenses, of $255.5 million, which was accounted for under the cost method. In December 1993, Whyte & Mackay completed its acquisition of Invergordon by purchasing the remaining 58.7% of the outstanding shares of Invergordon for a cost, including fees and expenses, of $343.6 million. The aggregate cost of Invergordon of $599.1 million exceeded the fair value of net assets acquired by $492.9 million. Operations, including the effect of the application of the equity method to prior periods, were consolidated from December 1, 1993. Had operations been consolidated from January 1, 1992, they would not have materially affected the periods being reported. In connection with the acquisition of Invergordon, liabilities amounting to $108.4 million were recorded at date of acquisition.

  On June 30, 1993, the Benson and Hedges cigarette trademark in Europe was acquired in exchange for assignment of the Lucky Strike and Pall Mall overseas cigarette trademarks and $107.2 million in cash, including expenses, and contingent future payments based on volumes. Results from the Benson and Hedges trademark were included in international tobacco from the date of acquisition. A pretax gain of $25.5 million was recognized in domestic tobacco as a result of the assignment of the Lucky Strike and Pall Mall trademarks. Certain of the contingent payments were guaranteed and, accordingly, their present value was included in the initial $183 million of intangibles recorded. Any payments in excess of the guarantees will also be amortized over periods not to exceed 40 years.

DISPOSITIONS

  On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses.

  The Company plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Prestige and Forbuoys, and recorded a loss, substantially non-cash, based on the anticipated sale of these businesses for proceeds in the range of $150-$175 million. The operations to be disposed of had net sales of $752 million and a small operating loss in 1994.

  The components of the gain on the disposal of businesses, net are as follows:

                                                       Earnings per
(In millions, except       Pretax    Income        Net       Common
per share amounts)     Gain (Loss)    Taxes     Income        share
-------------------------------------------------------------------
Domestic tobacco           $577.9     $69.6     $508.3        $2.52
Other businesses           (245.0)     (3.7)    (241.3)       (1.20)
-------------------------------------------------------------------
                           $332.9     $65.9     $267.0        $1.32
-------------------------------------------------------------------

  On July 12, 1994, the Company sold the Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, for total consideration of $146 million which approximated the carrying value of the company.

DISCONTINUED OPERATIONS

  On November 30, 1994, the Company entered into an agreement to sell Franklin for $1.17 billion in cash, before related expenses. The sale was completed on January 31, 1995.

  The net assets and results of operations of Franklin have been reclassified to identify them as discontinued operations.

  Summarized data for Franklin, net of allocation of total interest expense based on a normal debt to equity ratio for a life insurance company, is as follows:

RESULTS OF OPERATIONS

(In millions)                      1994        1993      1992
-------------------------------------------------------------
Revenues                         $951.8    $1,070.9    $965.5
-------------------------------------------------------------
Income from operations
  Income before taxes            $ 91.3      $200.7    $146.8
  Income taxes                     35.5        73.7      49.9
-------------------------------------------------------------
  Net income from operations       55.8       127.0      96.9
-------------------------------------------------------------
Loss on disposal of operations
  Income during the phase-out
    period, net of $4.2 million
    of income taxes                 4.2          --        --
  Loss on disposal               (211.0)         --        --
-------------------------------------------------------------
  Net loss on disposal           (206.8)         --        --
-------------------------------------------------------------
Net income (loss) from
  discontinued operations       $(151.0)     $127.0     $96.9
-------------------------------------------------------------


NET ASSETS OF DISCONTINUED OPERATIONS

(In millions)                                  1994      1993
-------------------------------------------------------------
Revenues                                  $1,070.9     $965.5
Investments                               $6,268.8   $5,808.8
Other assets                               1,206.2    1,307.7
Policy reserves and claims                (2,772.4)  (2,553.4)
Investment-type contract deposits         (2,897.3)  (2,732.3)
Other liabilities                           (424.3)    (486.8)
Write-down to estimated realizable value    (211.0)        --
-------------------------------------------------------------
Net assets of discontinued operations     $1,170.0   $1,344.0
-------------------------------------------------------------


SHORT-TERM BORROWINGS
AND CREDIT FACILITIES

  At December 31, 1994 and 1993, there were $180.6 million and $1,010.2 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 6% and 4.1%, respectively.

  At December 31, 1994, there was $57.8 million outstanding under committed bank credit agreements which provide for unsecured borrowings of up to $513 million for general corporate purposes, including acquisitions. Fees of 1/8% per annum are paid.

  In addition, the Company had uncommitted bank lines of credit which provide for unsecured borrowings for working capital of up to $799.1 million, of which $18.2 million was outstanding at year end.

  For a description of the Company's use of financial instruments, see page 39.

LONG-TERM DEBT

The components of long-term debt are as follows:

(In millions)                                  1994       1993
--------------------------------------------------------------
Notes payable(a)                           $     --   $  300.0
Revolving credit notes(a)                      32.5      211.2
Other notes(b)                                274.0      356.5
5-3/4% Eurodollar Convertible Debentures,
  Due 2005(c)                                 200.0      200.0
7-5/8% Eurodollar Convertible Debentures,
  Due 2001(d)                                 150.0      150.0
Other Eurodollar Convertible Debentures(e)     40.7       41.0
8-1/2% Notes, Due 2003                        200.0      200.0
5-1/4% Notes, Due 1995                        200.0      200.0
8-5/8% Debentures, Due 2021                   150.0      150.0
9-1/8% Debentures, Due 2016                   150.0      150.0
7-7/8% Debentures, Due 2023                   150.0      150.0
7-1/2% Notes, Due 1999                        150.0      150.0
9% Notes, Due 1999                            100.0      100.0
9-1/2% Eurosterling Notes, Due 1994              --       74.0
9-1/4% Eurosterling Notes, Due 1998            78.3       74.0
12% Eurosterling Notes, Due 1995               62.6       59.2
12-1/2% Sterling Loan Stock, Due 2009          47.0       44.4
Miscellaneous                                  52.2       54.8
--------------------------------------------------------------
                                            2,037.3    2,665.1
Less current portion                          525.2      172.7
--------------------------------------------------------------
                                           $1,512.1   $2,492.4
--------------------------------------------------------------

  (a) The Company maintains revolving credit agreements expiring in 1999 with various banks which provide for unsecured borrowings of up to $4 billion, including $1 billion in various Eurocurrencies. The interest rate is set at the time of each borrowing, and a commitment fee of 1/4% per annum is paid. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market.

  At December 31, 1993, $300 million of short-term notes payable were reclassified as long-term debt since the Company intended to exercise its rights under these arrangements to refinance these notes, in the event that it became advisable. There was no reclassification at December 31, 1994.

  (b) The Other notes have maturity dates ranging from one to seven years, with a weighted average coupon of 8.5%.

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

  (d) The 7-5/8% Eurodollar Convertible Debentures, Due 2001, are convertible into Common shares at a conversion price of $53.19 per share. If a fundamental change in the Common stock occurs, each debenture holder will have the right to repayment at a price of 105.3375% declining to par at maturity, plus accrued interest. The Company may redeem all or part of the debentures at its option at a price of 105.3375% declining to par at maturity, plus accrued interest.

  (e) The Other Eurodollar Convertible Debentures include 7-3/4% Debentures, Due 2002, of $39.6 million and $39.9 million in 1994 and 1993, respectively, and 5-3/8% Debentures, Due 2003, of $1.1 million, in each of 1994 and 1993. These debentures are convertible into Common shares based on conversion prices of $28.35 and $29 per share, respectively.

  Estimated payments for maturing debt and sinking fund requirements, assuming the one-time put option on the 5-3/4% Eurodollar Convertible Debentures is exercised in 1995, during the next five years are as follows: 1995, $525.2 million; 1996, $113.5 million; 1997, $57 million; 1998, $173.9 million; and
1999, $281.7 million.

REDEEMABLE PREFERRED STOCK

  On August 17, 1992, the Company redeemed its outstanding $2.75 Preferred stock at a redemption price of $31.46 per share, plus an amount representing accrued dividends of 52 cents per share. The aggregate redemption payment including accrued dividends was $133.9 million.

  A cash dividend of $2.75 per share in the aggregate amount of $8 million was paid in the year ended December 31, 1992.

CONVERTIBLE PREFERRED STOCK--
REDEEMABLE AT COMPANY'S OPTION

  Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1994, 1993 and 1992 were 516,186 shares, 561,286 shares and
624,933 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, to three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), to preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and to convert each share of such stock into 4.08 shares of Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. 45,100 shares, 63,647 shares and 117,634 shares were converted during 1994, 1993 and 1992, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

  A cash dividend of $2.67 per share in the aggregate amounts of $1.4 million, $1.6 million and $1.8 million was paid in each of the years ended December 31, 1994, 1993 and 1992, respectively.

CAPITAL STOCK

  The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.

  There were 201,210,623 Common shares outstanding at December 31, 1994.

  The cash dividends paid on the Common stock for the years ended December 31, 1994, 1993 and 1992 aggregated $401.7 million, $397.5 million and $368 million, respectively.

  Treasury shares purchased as well as those received as consideration for stock options exercised amounted to 950,220 shares in 1994, 1,159,262 shares in 1993 and 2,882,362 shares in 1992. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 416,795 shares in 1994, 326,494 shares in 1993 and 1,541,437 shares in 1992. At December 31, 1994, there were 28,359,401 treasury shares.

PREFERRED SHARE PURCHASE RIGHTS

  Each outstanding share of Common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of or a tender offer for 10% or more of the Common stock. If exercisable, each Right is exercisable for one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $52.50. Also, upon an acquisition of 10% or more of the Common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than Rights held by the 10% acquiror, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for Common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 10% or more of the Common stock at a redemption price of $.005 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. Unless either redeemed or exchanged, the Rights will expire on December 24, 1997.

  All 1.4 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1994, outstanding Rights were exercisable as described above in the aggregate for 1,006,053 of such shares.

STOCK PLANS

  The 1990 Long-Term Incentive Plan, as amended, authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made after December 31, 1993 and on or before December 31, 1999 for up to 12 million shares of Common stock. The Company's Long-Term Incentive Plan for Key Employees of Subsidiaries also authorizes the granting to key employees of the Company's subsidiaries of similar types of awards other than stock options and stock appreciation rights, and one million shares have been reserved for issuance upon payment of any awards granted thereunder after December 31, 1990. Stock options and stock appreciation rights may no longer be granted under the Company's 1981 or 1986 Stock Option Plans, but outstanding awards may continue to be exercised until their expiration dates.

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

  Changes during the three years ended December 31, 1994 in shares under option were as follows:

                           Option Prices       Shares
-----------------------------------------------------
Under option at
  January 1, 1992       $11.83 to $46.63    6,129,950
    Options granted      44.38 to $46.81    1,554,550
    Options exercised    11.83 to $44.56   (1,034,090)
    Options lapsed             --             (60,500)
-----------------------------------------------------
Under option at
  December 31, 1992     $14.44 to $46.81    6,589,910
    Options granted      33.75 to $34.25    2,358,600
    Options exercised    14.44 to $33.91      (73,150)
    Options lapsed             --             (96,300)
-----------------------------------------------------
Under option at
  December 31, 1993     $15.03 to $46.81    8,779,060
    Options granted     $34.13 to $35.13    2,562,200
    Options exercised   $15.77 to $34.59     (239,650)
    Options lapsed             --            (953,880)
    Options cancelled          --            (472,890)
-----------------------------------------------------
UNDER OPTION AT
  DECEMBER 31, 1994     $15.03 to $46.81    9,674,840
-----------------------------------------------------

  At December 31, 1994, options for 7,464,240 shares were exercisable.

  At December 31, 1994, the restriction period had ended on the 93,000 restricted and deferred shares awarded under the Long-Term Incentive Plans in 1991 and 1990. In 1994, 16,320 restricted shares were awarded. At December 31, 1994, performance awards were outstanding pursuant to which up to 142,120 shares, 107,605 shares and 107,605 shares may be issued in 1995, 1996 and 1997, respectively, depending on the extent to which certain specified performance objectives are met. 14,135 shares, 9,048 shares and 838 shares were issued pursuant to performance awards during 1994, 1993 and 1992, respectively. The costs of restricted and deferred shares and performance awards are expensed over the restriction or performance period.

  Shares available in connection with future awards under the Company's stock plans at January 1 and December 31, 1994 were 1.2 million and 10.6 million, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

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

U.S. PENSION PLANS

  The components of net pension costs are as follows:

(In millions)                    1994     1993     1992
-------------------------------------------------------
Service cost                    $24.3    $21.0    $18.8
Interest cost                    67.6     65.7     63.7
Actual return on plan assets    (48.8)   (86.4)   (49.7)
Net amortization and deferral   (23.9)    10.8    (24.7)
-------------------------------------------------------
                                $19.2    $11.1    $ 8.1
-------------------------------------------------------

  The funded status of the plans as of December 31 was as follows:

                                             1994                        1993
                        -------------------------   -------------------------
                             Assets   Accumulated        Assets   Accumulated
                             exceed      benefits        exceed      benefits
                        accumulated        exceed   accumulated        exceed
(In millions)              benefits        assets      benefits        assets
-----------------------------------------------------------------------------
Accumulated benefit
  obligation
    Vested                   $194.9         $87.3        $704.2        $100.8
    Nonvested                   8.0           1.9          29.2           2.6
-----------------------------------------------------------------------------
                             $202.9         $89.2        $733.4        $103.4
-----------------------------------------------------------------------------
Projected benefit
  obligation                 $246.7         $97.6        $843.6        $113.6
Fair value of plan
  assets, principally
  equity securities
  and corporate bonds         270.0          61.4         833.1          66.5
-----------------------------------------------------------------------------
Excess (deficiency) of
  assets over projected
  benefit obligation           23.3         (36.2)        (10.5)        (47.1)
Unrecognized net
  transition (gain) loss      (10.8)          1.6          (2.8)          2.0
Unrecognized net loss from
  experience differences       10.4          11.7          66.3          24.1
Unrecognized prior
  service cost                 (1.1)         21.5           8.2          25.5
Adjustment needed to
  recognize minimum
  liability                      --         (24.3)           --         (26.2)
-----------------------------------------------------------------------------
Prepaid pension cost
  (pension liability)         $21.8        $(25.7)        $61.2        $(21.7)
-----------------------------------------------------------------------------
Actuarial assumptions:
  Discount rate                8.75%         8.75%         7.25%         7.25%
-----------------------------------------------------------------------------
Weighted average rate of
  compensation increase         5.2%          5.1%          5.0%          5.1%
-----------------------------------------------------------------------------
Expected long-term rate
  of return on plan assets      9.5%          9.5%          9.5%          9.5%
-----------------------------------------------------------------------------

NON-U.S. PENSION PLANS

  The components of net pension costs are as follows:

(In millions)                    1994      1993      1992
---------------------------------------------------------
Service cost                    $38.8    $ 27.1     $29.1
Interest cost                    68.7      62.3      66.5
Actual return on plan assets    (61.0)   (222.0)    (32.1)
Net amortization and deferral   (32.7)    144.4     (61.2)
---------------------------------------------------------
                                $13.8    $ 11.8     $ 2.3
---------------------------------------------------------

  The funded status (assets exceed accumulated benefits) of the plans as of December 31 was as follows:

(In millions)                               1994      1993
----------------------------------------------------------
Accumulated benefit obligation
  Vested                                  $670.6    $720.1
  Nonvested                                  3.7       3.8
----------------------------------------------------------
                                          $674.3    $723.9
----------------------------------------------------------
Projected benefit obligation            $  773.4  $  857.8
Fair value of plan assets, principally
  equity securities and corporate bonds  1,017.6   1,021.8
----------------------------------------------------------
Excess of assets over projected
  benefit obligation(a)                    244.2     164.0
Unrecognized net transition gain           (29.3)    (35.1)
Unrecognized net (gain) loss from
  experience differences                   (66.2)      3.3
Unrecognized prior service cost             45.0      49.9
----------------------------------------------------------
Prepaid pension cost                      $193.7    $182.1
----------------------------------------------------------
Actuarial assumptions:
  Weighted average discount rate             9.0%      8.0%
----------------------------------------------------------
  Weighted average rate of compensation
    increase                                 7.0%      7.0%
----------------------------------------------------------
  Expected long-term rate of return
    on plan assets                           9.5%      9.5%
----------------------------------------------------------

(a) The excess of assets over the projected benefit obligation, calculated under the valuation method mandated by FAS Statement No. 87, "Employers' Accounting for Pensions," arises principally in the U.K. Under current U.K. legislation, no part of this excess could be repaid to the Company from the U.K. plans.


DEFINED CONTRIBUTION PLANS

  The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $26.2 million, $23.8 million and $29.7 million in 1994, 1993 and 1992, respectively.

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

  The Company elected to recognize the one-time transition obligation charge resulting from this change in accounting on the immediate recognition basis. The transition obligation at January 1, 1993 was $310 million, net of $41.3 million of liabilities previously recorded. The cumulative change in accounting principle, net of $119 million of deferred income taxes, was $191 million, or 94 cents per Common share. The increase in pretax expense for these benefits for 1993 was $17.3 million.

  The components of the postretirement benefit costs are as follows:

(In millions)                                  1994       1993
--------------------------------------------------------------
Service cost                                  $ 8.1      $ 6.7
Interest cost                                  26.9       26.3
--------------------------------------------------------------
                                              $35.0      $33.0
--------------------------------------------------------------

  The status of the plans as of December 31 was as follows:

(In millions)                                   1994      1993
--------------------------------------------------------------
Accumulated postretirement benefit obligation
  Retirees                                    $122.1    $247.5
  Fully eligible active plan participants       18.1      36.5
  Other active plan participants                36.0      83.2
--------------------------------------------------------------
                                               176.2     367.2
Unrecognized prior service costs                 3.0       1.6
Unrecognized net gain (loss) from
  experience differences                        15.1     (31.3)
--------------------------------------------------------------
Accrued postretirement costs                  $194.3    $337.5
--------------------------------------------------------------
Assumed weighted average discount rate           8.8%      7.4%
--------------------------------------------------------------

  The assumed health care cost trend rate used in measuring the health care portion of the accumulated benefit obligation was 11.75% for 1994, gradually declining to 6% by the year 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated benefit obligation as of December 31, 1994 and postretirement benefit costs for 1994 by approximately 10% and 13%, respectively.

  Postretirement health and life insurance benefits prior to January 1, 1993 were expensed as incurred and amounted to $13.5 million in 1992.

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

INCOME TAXES

  The components of income from continuing operations before income taxes are as follows:

(In millions)                 1994      1993        1992
--------------------------------------------------------
Domestic operations       $  924.7    $295.1    $  646.4
Foreign operations           426.5     580.3       604.9
--------------------------------------------------------
                          $1,351.2    $875.4    $1,251.3
--------------------------------------------------------

  A reconciliation of income taxes at the 35% federal statutory income tax rate for 1994 and 1993, and 34% for 1992 to income taxes as reported is as follows:

(In millions)                   1994      1993      1992
--------------------------------------------------------
Income taxes computed
  at federal statutory
  income tax rate             $472.9    $306.4    $425.5
Other income taxes, net
  of federal tax benefit        22.3      19.7      36.0
Lower effective rate on
  disposal of businesses       (50.6)       --        --
Realization of capital loss
  carryforwards                   --      (0.9)    (20.8)
Goodwill not deductible
  for income tax purposes       28.4      28.3      27.7
Tax differential relating
  to foreign operations           --      11.0      (1.0)
Miscellaneous, including
  reversals of tax provisions
  no longer required            (6.9)    (30.3)     (3.0)
--------------------------------------------------------
Income taxes as reported      $466.1    $334.2    $464.4
--------------------------------------------------------

Income taxes are as follows:

(In millions)                 1994       1993       1992
--------------------------------------------------------
Currently payable
  Federal                   $208.9     $120.4     $207.6
  Foreign                    186.0      187.2      181.2
  Other                       26.2        0.4       47.3
Deferred
  Federal and other           39.8       39.3       22.8
  Foreign                      5.2      (13.1)       5.5
--------------------------------------------------------
                            $466.1     $334.2     $464.4
--------------------------------------------------------

  The components of net deferred tax assets (liabilities) are as follows:

(In millions)                            1994       1993
--------------------------------------------------------
Current assets
  Compensation and benefits            $ 14.7     $ 14.0
  Other reserves                         28.5       37.1
  Product coupons                         3.7       21.7
  Capitalized interest-inventory         12.7       26.9
  Restructuring                          14.4       29.0
  Interest                                9.9        6.6
  Accounts receivable                    11.9       12.4
  Miscellaneous                          29.8       39.2
--------------------------------------------------------
                                        125.6      186.9
--------------------------------------------------------
Current liabilities
  Inventories                           (25.4)     (27.9)
  Miscellaneous                         (23.4)     (18.0)
--------------------------------------------------------
                                        (48.8)     (45.9)
--------------------------------------------------------
   Deferred income taxes included in
     Other current assets                76.8      141.0
--------------------------------------------------------
Noncurrent assets
  Compensation and benefits              16.2       22.8
  Other retiree benefits                 73.3      132.7
  Other reserves                         13.2       11.7
  Foreign exchange                        3.7         --
  Miscellaneous                          12.9       15.7
--------------------------------------------------------
                                        119.3      182.9
--------------------------------------------------------
Noncurrent liabilities
  Depreciation                         (115.5)    (145.8)
  Pensions                              (70.5)     (96.7)
  Trademark amortization                (42.9)     (30.8)
  Miscellaneous                         (23.4)     (34.3)
--------------------------------------------------------
                                       (252.3)    (307.6)
--------------------------------------------------------
    Deferred income taxes              (133.0)    (124.7)
--------------------------------------------------------
Net deferred tax (liability) asset     $(56.2)     $16.3
--------------------------------------------------------

LEASE COMMITMENTS

  Future minimum rental payments under noncancelable operating leases as of December 31, 1994 are as follows:

(In millions)
--------------------------------------------
1995                                   $61.9
1996                                    55.4
1997                                    50.1
1998                                    45.5
1999                                    41.6
Remainder                              332.5
--------------------------------------------
Total minimum rental payments          587.0
Less minimum rentals to be received
  under noncancelable subleases         24.9
--------------------------------------------
                                      $562.1
--------------------------------------------

  Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $81.3 million, $88.7 million and $96.3 million in 1994, 1993 and 1992, respectively.

FINANCIAL INSTRUMENTS

  The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments are used to reduce the impact of changes in foreign currency exchange rates and interest rates. The principal financial instruments used are forward foreign exchange contracts and interest rate swaps. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

  The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are recorded in the "Other (income) expenses, net" caption. During the year, the Company also enters into forward foreign exchange contracts which are treated as a hedge of a portion of its net investment in Gallaher. The gains or losses on these contracts, which effectively offset losses and gains on the portion of the net investment being hedged, are included in the "Foreign currency adjustments" caption in Common stockholders' equity.

  At December 31, 1994, the Company had outstanding forward foreign exchange contracts to purchase $24 million and sell $557 million of various foreign currencies (principally sterling), with maturities ranging from January 3, 1995 to December 29, 1995, with a weighted average maturity of 13 days. At December 31, 1993, the Company had outstanding forward foreign exchange contracts to purchase $106 million and sell $658 million of various foreign currencies (principally sterling), with maturities ranging from January 3, 1994 to December 31, 1994, with a weighted average maturity of 37 days.

  The estimated fair value of foreign currency contracts represents the amount required to enter into like contracts with similar remaining maturities based on quoted market prices. At December 31, 1994 and 1993, the difference between the contract amounts and fair values was immaterial.

  The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense.

  At December 31, 1994 and 1993, the Company had outstanding interest rate swap agreements denominated in dollars and sterling, maturing at various dates through 1999, with aggregate notional principal amounts of $328.3 million and $342.4 million, respectively. Under these agreements the Company receives a floating rate principally based on thirty day commercial paper rates, or a weighted average rate of 6.1% at December 31, 1994 and 3.9% at December 31, 1993, and pays a weighted average fixed interest rate of 7.7% and 7.8% for 1994 and 1993, respectively.

  At December 31, 1994, the Company also had outstanding interest rate swap agreements denominated in sterling, maturing in 1998, with an aggregate notional principal amount of $78.3 million. Under these agreements, the Company receives a fixed interest rate of 6.7% and pays a floating interest rate based on the three month London Interbank Offered Rate (LIBOR), or a weighted average rate of 6% at December 31, 1994.

  The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1994, the Company would have received $2 million and at December 31, 1993 would have paid $29 million to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

  The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

  The estimated fair value of the Company's $2,037.3 million and $2,665.1 million total long-term debt (including current portion) at December 31, 1994 and 1993 was approximately $2,072.6 million and $2,880 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

  The Company's accounts receivable represents amounts due from customers, principally in the tobacco products segment. At December 31, 1994 and 1993, approximately 38% and 45% of accounts receivable were related to U.K. operations, and 5% and 6% were due from a U.K. tobacco distributor, respectively.

SUPPLEMENTARY PROFIT AND
LOSS INFORMATION

  Supplementary profit and loss information is as follows:

(In millions)                       1994        1993        1992
----------------------------------------------------------------
Federal and foreign excise
  taxes included in net sales:
    International tobacco       $4,742.6    $4,548.0    $4,894.1
    Domestic tobacco               425.3       360.9       337.0
    Distilled spirits              488.9       505.0       552.2
----------------------------------------------------------------
                                $5,656.8    $5,413.9    $5,783.3
----------------------------------------------------------------
Research and development
  expense                          $43.5       $39.7       $33.7
----------------------------------------------------------------

  Corporate administrative expenses in 1993 included a $5 million provision for staff reduction at the corporate headquarters.

INFORMATION ON BUSINESS SEGMENTS

  The Company's subsidiaries operate principally in the following business segments:

  International tobacco includes cigarettes and other tobacco products manufactured by Gallaher.

  Distilled spirits includes products produced or imported by Jim Beam and Whyte & Mackay.

  Hardware and home improvement products includes kitchen and bathroom faucets, plumbing supply and repair products manufactured, packaged or distributed by Moen, locks manufactured by Master Lock, kitchen cabinets and bathroom vanities manufactured by Aristokraft, and tool storage products manufactured by Waterloo.

  Office products includes office supplies, computer-related supplies and other office products manufactured by ACCO World subsidiaries.

  Golf and leisure products includes golf balls, shoes, gloves and clubs manufactured and marketed by Titleist and Foot-Joy Worldwide.

  Other businesses includes optical goods and services, sold in July 1994, rubber products of Acushnet, sold in December 1994, and retail distribution and housewares products of Gallaher subsidiaries. The Company plans to dispose of the housewares products business and a significant portion of its retail distribution business in 1995.

  Domestic tobacco included cigarettes manufactured by American Tobacco, sold on December 22, 1994.

  The Company operates in the United States, Europe (principally the U.K.) and other areas (principally Canada and Australia).

  Restructuring charges (credits), net by industry segments are as follows:

(In millions)                                1993         1992
--------------------------------------------------------------
International tobacco                       $29.8       $   --
Distilled spirits                           (15.8)          --
Hardware and home improvement products        4.7           --
Office products                               3.6         (8.5)
--------------------------------------------------------------
  Ongoing operations                         22.3         (8.5)
Domestic tobacco                             18.5           --
--------------------------------------------------------------
                                            $40.8        $(8.5)
--------------------------------------------------------------

  Net sales and operating income for the years 1994, 1993 and 1992, and identifiable assets for the related year ends by industry segments and by geographic areas, are shown on page 46.

  Reconciliation of identifiable assets to consolidated total assets is as follows:

(In millions)                      1994         1993        1992
----------------------------------------------------------------
Identifiable assets            $8,452.0    $ 9,029.3    $8,364.8
Corporate                         172.4        193.2       229.8
Net assets of discontinued
  operations                    1,170.0      1,344.0     1,274.2
----------------------------------------------------------------
                               $9,794.4    $10,566.5    $9,868.8
----------------------------------------------------------------

                                                                             41

Notes (concluded)

  Depreciation by industry segments is as follows:

(In millions)                   1994      1993      1992
--------------------------------------------------------
International tobacco         $ 41.1    $ 29.2    $ 29.8
Distilled spirits               36.2      31.6      29.5
Hardware and home
  improvement products          34.4      30.7      29.3
Office products                 36.7      35.4      37.6
Golf and leisure products        8.9       8.0       7.5
Other businesses                36.9      44.6      49.9
--------------------------------------------------------
  Ongoing operations           194.2     179.5     183.6
Domestic tobacco                23.9      22.0      23.8
--------------------------------------------------------
                              $218.1    $201.5    $207.4
--------------------------------------------------------

Amortization of intangibles by industry segments is as follows:

(In millions)                   1994     1993     1992
------------------------------------------------------
International tobacco          $ 5.1    $ 2.3    $  --
Distilled spirits               33.9     32.2     23.0
Hardware and home
  improvement products          30.1     30.1     30.2
Office products                 20.5     20.9     21.0
Golf and leisure products        1.1      1.0      1.0
Other businesses                 5.6      5.9      6.4
------------------------------------------------------
                               $96.3    $92.4    $81.6
------------------------------------------------------

  Capital expenditures by industry segments are as follows:

(In millions)                   1994      1993      1992
--------------------------------------------------------
International tobacco         $ 33.0    $ 43.1    $ 42.9
Distilled spirits               34.3      29.8      41.4
Hardware and home
  improvement products          45.3      62.7      53.9
Office products                 33.5      26.0      24.2
Golf and leisure products       15.5      12.1      22.6
Other businesses                29.0      47.9      67.7
--------------------------------------------------------
  Ongoing operations           190.6     221.6     252.7
Domestic tobacco                10.8      21.8      33.0
--------------------------------------------------------
                              $201.4    $243.4    $285.7
--------------------------------------------------------

PENDING LITIGATION

  The Company and its subsidiaries are defendants in various lawsuits associated with their business and operations, including actions based upon allegations that human ailments have resulted from tobacco use. It is not possible to predict the outcome of the pending litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company. These actions are being vigorously contested.

  On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. Brown & Williamson Tobacco Corporation and The American Tobacco Company have agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

ENVIRONMENTAL

  The Company is subject to laws and regulations relating to the protection of the environment. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMERICAN BRANDS, INC.:

  We have audited the accompanying consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the management of American Brands, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Brands, Inc. and Subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for the years ended December 31, 1994, 1993 and 1992, in conformity with generally accepted accounting principles.

  As discussed in Notes to Consolidated Financial Statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and certain investments in debt and equity securities.




Coopers & Lybrand L.L.P.

1301 Avenue of the Americas
New York, New York
February 1, 1995


REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF AMERICAN BRANDS, INC.:

  We have prepared the consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1994, 1993 and 1992. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in the Annual Report is consistent with that in the financial statements.

  The system of internal controls of the Company and its subsidiaries is designed to provide reasonable assurances that the financial records are adequate and can be relied upon to provide information for the preparation of financial statements and that established policies and procedures are carefully followed.

  Independent accountants are elected annually by the stockholders of the Company to audit the financial statements. Coopers & Lybrand L.L.P., independent accountants, are currently engaged to perform such audit. Their audit is in accordance with generally accepted auditing standards and includes tests of transactions and selective tests of internal accounting controls.

  The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent accountants, internal auditors and management to review accounting, auditing, and financial reporting matters. The auditors have direct access to the Audit Committee.

ELEVEN-YEAR CONSOLIDATED SELECTED FINANCIAL DATA(1)(2)

American Brands, Inc. and Subsidiaries

(In millions, except per share amounts
and number of Common stockholders)                    1994         1993(3)      1992         1991(3)
-------------------------------------------------------------------------------------------------
Operating Data
Net sales                                        $13,146.5    $12,630.5    $13,658.1    $13,193.4
Gross profit                                       3,724.6      3,629.0      4,051.3      3,823.0
Depreciation and amortization                        314.4        293.9        289.0        266.2
Operating income from continuing operations        1,312.4      1,180.6      1,589.7      1,479.0
Interest and related expenses                        212.1        227.6        251.6        246.6
Income taxes                                         466.1        334.2        464.4        387.4
Income from continuing operations                    885.1        541.2        786.9        716.2
Income (loss) from discontinued operations          (151.0)       127.0         96.9         89.9
Cumulative effect of accounting changes                 --       (198.4)          --           --
Net income                                           734.1(4)     469.8        883.8        806.1
Earnings per Common share
  Primary
    Continuing operations                            $4.38(4)     $2.67        $3.81        $3.47
    Discontinued operations                           (.75)         .63          .48          .44
    Cumulative effect of accounting changes             --         (.98)          --           --
-------------------------------------------------------------------------------------------------
    Net income                                       $3.63        $2.32        $4.29        $3.91
-------------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                            $4.24(4)     $2.63        $3.69        $3.33
    Discontinued operations                           (.71)         .60          .44          .41
    Cumulative effect of accounting changes             --         (.94)          --           --
-------------------------------------------------------------------------------------------------
    Net income                                       $3.53        $2.29        $4.13        $3.74
-------------------------------------------------------------------------------------------------
Common Share Data
Dividends paid                                      $401.7       $397.5       $368.0       $323.7
Dividends paid per share                           $1.9925        $1.97       $1.805      $1.5925
Average number of shares outstanding                 201.6        201.8        204.0        202.6
Book value per share                                $22.97       $21.09       $21.14       $20.42
Number of stockholders, December 31 (5)             60,611       63,537       63,929       66,950
-------------------------------------------------------------------------------------------------
Balance Sheet Data
Inventories                                       $2,015.7     $2,043.2     $1,810.2     $2,141.5
Current assets                                     4,670.9(6)   3,733.1      3,453.1      3,869.8
Working capital                                    1,555.4(6)     575.4        664.4        609.4
Property, plant and equipment, net                 1,212.7      1,472.1      1,406.4      1,472.4
Intangibles, net                                   3,549.1      3,637.9      3,104.0      3,284.0
Net assets of discontinued operations                   --      1,344.0      1,274.2      1,239.0
Total assets                                       9,794.4     10,566.5      9,868.8     10,521.9
Short-term debt                                      705.8      1,182.9        824.7        730.6
Long-term debt                                     1,512.1      2,492.4      2,406.8      2,551.9
Redeemable preferred stock                              --           --           --        130.1
Common stockholders' equity                        4,621.8      4,254.3      4,282.5      4,163.3
Capital expenditures                                 201.4        243.4        285.7        232.0

(1) See pages 16 through 25 for Financial Section.
(2) Years prior to 1994 have been restated for discontinued operations. See page 33 for Discontinued Operations.
(3) See page 32 for Acquisitions. 1991 includes the acquisition in December by Jim Beam Brands Co. of certain distilled spirits trademarks. 1990 includes the acquisitions of The Moen Group, Inc. in August and Whyte & Mackay in February.
    1988 includes the acquisition in February of Aristokraft, Waterloo Industries, Twentieth Century Companies, Day-Timers
    and Vogel Peterson. 1987 includes acquisitions in August of ACCO World Corporation and in May of National Distillers and
    Chemical Corporation's distilled spirits business.

(In millions, except per share amounts
and number of Common stockholders)                          1990(3)           1989(3)             1988(3)            1987(3)
--------------------------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                              $12,975.4         $11,090.4           $11,056.6           $9,152.9
Gross profit                                             3,702.5           3,085.1             2,906.2            2,212.5
Depreciation and amortization                              244.1             198.7               201.4              141.3
Operating income from continuing operations              1,462.1           1,242.9             1,120.6              901.5
Interest and related expenses                              259.3             261.7               244.6              131.1
Income taxes                                               414.7             383.5               332.9              313.4
Income from continuing operations                          507.1             543.4               480.0              391.3
Income (loss) from discontinued operations                  81.5              89.9                85.9              121.3
Cumulative effect of accounting changes                       --                --                  --                 --
Net income                                                 588.6(4)          633.3               565.9              512.6
Earnings per Common share
  Primary
    Continuing operations                                  $2.53(4)          $2.79               $2.40              $1.71
    Discontinued operations                                  .42               .48                 .45                .54
    Cumulative effect of accounting changes                   --                --                  --                 --
--------------------------------------------------------------------------------------------------------------------------------
    Net income                                             $2.95             $3.27               $2.85              $2.25
--------------------------------------------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                                  $2.43(4)          $2.63               $2.29              $1.67
    Discontinued operations                                  .37               .42                 .40                .51
    Cumulative effect of accounting changes                   --                --                  --                 --
--------------------------------------------------------------------------------------------------------------------------------
    Net income                                             $2.80             $3.05               $2.69              $2.18
--------------------------------------------------------------------------------------------------------------------------------
Common Share Data
Dividends paid                                            $274.3            $238.0              $221.9             $232.4
Dividends paid per share                                  $1.405            $1.255               $1.13             $1.055
Average number of shares outstanding                       194.5             189.2               193.4              220.3
Book value per share                                      $17.98            $15.21              $13.20             $13.24
Number of stockholders, December 31 (5)                   69,378            72,404              77,106             83,004
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Inventories                                             $2,043.8          $1,675.0            $1,815.9           $1,693.4
Current assets                                           3,829.4           3,005.4             3,080.2            3,414.0
Working capital                                            622.3             440.2               434.5            1,006.6
Property, plant and equipment, net                       1,488.3           1,201.7             1,179.6            1,078.7
Intangibles, net                                         2,975.3           1,831.4             1,911.2            1,381.6
Net assets of discontinued operations                    1,143.4           1,114.0             1,273.3            1,249.8
Total assets                                             9,759.8           7,625.7             7,879.7            7,330.3
Short-term debt                                            845.4             740.0               829.3              751.4
Long-term debt                                           2,433.8           1,717.4             2,359.2            1,631.5
Redeemable preferred stock                                 131.9             135.6               137.5              137.5
Common stockholders' equity                              3,602.0           2,912.4             2,466.4            2,915.3
Capital expenditures                                       293.1             253.8               226.7              181.7
--------------------------------------------------------------------------------------------------------------------------------


(In millions, except per share amounts
and number of Common stockholders)                                1986               1985                1984
-------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                                     $7,252.9           $6,205.6            $5,916.1
Gross profit                                                   1,754.1            1,493.6             1,410.7
Depreciation and amortization                                     98.5               86.3                80.9
Operating income from continuing operations                      627.4              675.3               659.8
Interest and related expenses                                     77.1               81.0                82.0
Income taxes                                                     235.3              262.5               240.6
Income from continuing operations                                254.0              301.3               307.8
Income (loss) from discontinued operations                       107.8              123.1               156.5
Cumulative effect of accounting changes                             --                 --                  --
Net income                                                       361.8              424.4               464.3
Earnings per Common share
  Primary
    Continuing operations                                        $1.08              $1.29               $1.32
    Discontinued operations                                        .49                .56                 .71
    Cumulative effect of accounting changes                         --                 --                  --
-------------------------------------------------------------------------------------------------------------
    Net income                                                   $1.57              $1.85               $2.03
-------------------------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                                        $1.07              $1.27               $1.29
    Discontinued operations                                        .47                .54                 .69
    Cumulative effect of accounting changes                         --                 --                  --
-------------------------------------------------------------------------------------------------------------
    Net income                                                   $1.54              $1.81               $1.98
-------------------------------------------------------------------------------------------------------------


Common Share Data
Dividends paid                                                  $224.1             $214.9              $204.4
Dividends paid per share                                        $1.019              $.975               $.928
Average number of shares outstanding                             219.7              220.4               220.2
Book value per share                                            $11.51             $10.82               $9.52
Number of stockholders, December 31 (5)                         86,477             94,862             101,303
-------------------------------------------------------------------------------------------------------------
Balance Sheet Data
Inventories                                                   $1,264.4           $1,254.8            $1,180.4
Current assets                                                 2,052.3            1,975.6             1,750.0
Working capital                                                  415.6              660.0               621.3
Property, plant and equipment, net                               745.1              637.1               532.1
Intangibles, net                                                 532.1              453.5               407.1
Net assets of discontinued operations                          1,710.9            1,607.6             1,529.3
Total assets                                                   5,145.6            4,735.0             4,257.1
Short-term debt                                                  465.0              375.6               397.7
Long-term debt                                                   671.1              735.5               727.7
Redeemable preferred stock                                       137.5              137.5               137.5
Common stockholders' equity                                    2,529.1            2,369.2             2,098.2
Capital expenditures                                             199.2              133.2               143.0
-------------------------------------------------------------------------------------------------------------

(4) Net income and primary and fully diluted earnings per Common share in 1994 include $267 million and $1.32 and $1.25, respectively, on the net gain on disposal of businesses (see page 32 for Dispositions) and in 1990 include $179.9 million and 93 cents and 83 cents, respectively, relating to a write-down of an investment.
(5) On January 31, 1995, there were 60,279 Common stockholders of record, not necessarily reflecting beneficial ownership.
(6) Includes $1,170 million of net assets of discontinued operations.

INFORMATION ON BUSINESS SEGMENTS(1)(2)
American Brands, Inc. and Subsidiaries

$(In millions)                                          1994          1993          1992          1991          1990          1989
----------------------------------------------------------------------------------------------------------------------------------
Business by Industry Segments
NET SALES
International tobacco                              $ 6,168.9     $ 5,940.0     $ 6,376.6     $ 6,373.7     $ 6,394.8     $ 5,402.8
Distilled spirits                                    1,268.2       1,194.6       1,268.3       1,061.2       1,005.3         735.4
Hardware and home improvement products               1,270.6       1,119.5       1,014.8         902.3         632.6         503.7
Office products                                      1,049.7         977.2       1,003.5         982.3       1,024.6         968.3
Golf and leisure products                              507.1         452.7         416.2         391.0         359.5         325.4
Other businesses                                     1,287.3       1,445.0       1,798.4       1,756.5       1,962.0       1,584.1
----------------------------------------------------------------------------------------------------------------------------------
     Ongoing operations                             11,551.8      11,129.0      11,877.8      11,467.0      11,378.8       9,519.7
Domestic tobacco                                     1,594.7       1,501.5       1,780.3       1,726.4       1,596.6       1,570.7
----------------------------------------------------------------------------------------------------------------------------------
                                                   $13,146.5     $12,630.5     $13,658.1     $13,193.4     $12,975.4     $11,090.4
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
International tobacco                              $   517.2     $   486.5     $   554.4     $   528.4     $   580.6     $   418.2
Distilled spirits                                      221.2         214.7         195.8         151.6         135.5         106.8
Hardware and home improvement products                 176.5         155.5         159.0         141.5          78.1          69.7
Office products                                         74.5          63.2          58.1          37.7          87.2          96.5
Golf and leisure products                               73.3          63.6          53.3          45.9          41.6          27.2
Other businesses                                         2.1          27.9          33.0          33.1          32.3          43.0
----------------------------------------------------------------------------------------------------------------------------------
     Ongoing operations                              1,064.8       1,011.4       1,053.6         938.2         955.3         761.4
Domestic tobacco                                       247.6         169.2         536.1         540.8         506.8         481.5
----------------------------------------------------------------------------------------------------------------------------------
                                                    $1,312.4      $1,180.6      $1,589.7      $1,479.0      $1,462.1      $1,242.9
----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
International tobacco                               $1,893.2      $1,540.2      $1,251.0      $1,690.2      $1,733.6      $1,426.1
Distilled spirits                                    2,208.1       2,229.7       1,830.9       1,947.4       1,295.2         806.6
Hardware and home improvement products               1,806.6       1,809.0       1,786.4       1,734.6       1,720.4         633.1
Office products                                      1,540.4       1,465.7       1,510.5       1,588.4       1,692.9       1,542.8
Golf and leisure products                              336.2         308.9         264.0         240.6         248.4         228.1
Other businesses                                       667.5         973.7         916.0       1,088.7       1,101.1         879.6
----------------------------------------------------------------------------------------------------------------------------------
     Ongoing operations                              8,452.0       8,327.2       7,558.8       8,289.9       7,791.6       5,516.3
Domestic tobacco                                          --         702.1         806.0         762.9         654.8         648.3
----------------------------------------------------------------------------------------------------------------------------------
                                                    $8,452.0      $9,029.3      $8,364.8      $9,052.8      $8,446.4      $6,164.6
Business by Geographic Areas
NET SALES
United States                                       $4,676.4      $4,415.2      $4,591.2      $4,206.8      $3,880.9      $3,690.7
Europe                                               8,073.9       7,881.8       8,740.9       8,736.3       8,948.6       7,263.2
Other countries                                        396.2         333.5         326.0         250.3         145.9         136.5
----------------------------------------------------------------------------------------------------------------------------------
                                                   $13,146.5     $12,630.5     $13,658.1     $13,193.4     $12,975.4     $11,090.4
----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME
United States                                       $  671.4      $  558.1      $  914.5      $  843.8      $  765.0      $  725.7
Europe                                                 585.8         578.4         633.7         594.7         679.9         503.3
Other countries                                         55.2          44.1          41.5          40.5          17.2          13.9
----------------------------------------------------------------------------------------------------------------------------------
                                                    $1,312.4      $1,180.6      $1,589.7      $1,479.0      $1,462.1      $1,242.9
----------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States                                       $4,494.1      $5,043.7      $5,150.4      $5,030.2      $4,645.7      $3,478.4
Europe                                               3,709.4       3,767.3       3,019.8       3,840.1       3,648.9       2,545.1
Other countries                                        248.5         218.3         194.6         182.5         151.8         141.1
----------------------------------------------------------------------------------------------------------------------------------
                                                    $8,452.0      $9,029.3      $8,364.8      $9,052.8      $8,446.4      $6,164.6
----------------------------------------------------------------------------------------------------------------------------------

(1) See page 41 for further Information on Business Segments.
(2) Years prior to 1994 have been restated for discontinued operations. See page 33 for Discontinued Operations.

46