Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN BRANDS INC /DE/
filed 1996-04-01
CIK 789073

EXHIBIT 13


Financial Section

CONTENTS

- -----------------------------------------------------------
Results of Operations                                    25
Financial Condition                                      32
Consolidated Balance Sheet                               36
Consolidated Statement of Income                         38
Consolidated Statement of Cash Flows                     39
Consolidated Statement of Common Stockholders' Equity    40
Notes to Consolidated Financial Statements               41
Report of Independent Accountants                        56
Report of Management                                     56
Information on Business Segments                         57
Eleven-Year Consolidated Selected Financial Data         58
- -----------------------------------------------------------

RESULTS OF OPERATIONS
American Brands, Inc. and Subsidiaries
- -----------------------------------------------------------------------------

                                                  Net Sales                        Operating Income
                                     ----------------------------------    --------------------------------
(In millions)                            1995         1994         1993        1995        1994        1993
- -----------------------------------------------------------------------------------------------------------
Ongoing operations
  International tobacco              $6,436.1    $ 6,168.9    $ 5,940.0    $  553.3    $  517.2    $  486.5
  Distilled spirits                   1,288.6      1,268.2      1,194.6       189.7       221.2       214.7
  Hardware and home
    improvement products              1,306.8      1,270.6      1,119.5       178.3       176.5       155.5
  Office products                     1,206.1      1,049.7        977.2        84.5        74.5        63.2
  Golf and leisure products             579.3        507.1        452.7        83.0        73.3        63.6
- -----------------------------------------------------------------------------------------------------------
                                     10,816.9     10,264.5      9,684.0     1,088.8     1,062.7       983.5
 Domestic tobacco(1)                       --      1,594.7      1,501.5          --       247.6       169.2
 Other businesses(1)                    550.2      1,287.3      1,445.0         4.2         2.1        27.9
- -----------------------------------------------------------------------------------------------------------
Total                               $11,367.1    $13,146.5    $12,630.5    $1,093.0    $1,312.4    $1,180.6
- -----------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------

(1) See page 43 for Dispositions.

- -----------------------------------------------------------------------------
Consolidated

1995 Compared to 1994

Net sales and operating income from ongoing operations, which exclude domestic tobacco, life insurance and other businesses sold in 1995 and 1994 (see pages 43 and 44 for Dispositions and Discontinued Operations, respectively), increased 5% and 2%, respectively. Excluding the favorable effects of higher average foreign exchange rates of $197.2 million and $15.5 million, net sales and operating income from ongoing operations were up 3% and 1%, respectively. Net sales increased due to price increases (including international tobacco excise tax increases), new products and line extensions, partly offset by volume declines, principally in international tobacco. Operating income increased due to the higher sales, partly offset by increased operating expenses.

  Consolidated net sales and operating income from continuing operations, which include domestic tobacco and other businesses sold, decreased 14% and 17%, respectively.

  Corporate administrative expenses increased $6.3 million (9%) on higher stock appreciation rights expense and an unfavorable comparison to last year's reversal of accruals, notably for a headquarters workforce reduction. These increases were partly offset by lower human resource related expenses in 1995.

  Interest and related expenses decreased $52.3 million (25%) due to lower average borrowings. Higher interest income caused the favorable change in other (income) expenses, net. Both changes reflected the use of proceeds from the disposition of The American Tobacco Company and the Franklin life insurance business.

  The net gain on disposal of businesses in 1995 reflected a $20 million reversal of the estimated loss recorded in 1994 in connection with the disposal of nonstrategic businesses. 1994 reflected a $577.9 million pretax gain on the sale of domestic tobacco, partly offset by a $245 million pretax loss on the expected sale of nonstrategic businesses.

  The effective income tax rate of 39.2% increased from 34.5% last year, principally as a result of the lower effective income tax rate on last year's net gain on disposal of businesses and lower reversals of tax provisions no longer required this year.

  Income from continuing operations before extraordinary item was $543.1 million, or $2.90 per Common share, compared with $885.1 million, or $4.38 per share, last year. The decrease was largely due to last year's $267 million, or $1.32 per share, net gain on disposal of businesses as well as the absence of The American Tobacco Company's results of operations, partly offset by this year's $20 million provision reversal for disposal of businesses.

  The extraordinary item resulted from a charge of $2.7 million ($4.1 million pretax), or one cent per share, for the extinguishment of debt resulting from holders of the Company's 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercising their right to "put" the debentures.

- -----------------------------------------------------------------------------

  Net income of $540.4 million, or $2.89 per Common share, compared with $734.1 million, or $3.63 per share, last year, which included a loss of $151 million, or 75 cents per share, from discontinued life insurance operations. The Company, through share repurchases and the extinguishment of the 5-3/4% Eurodollar Convertible Debentures, reduced outstanding fully diluted shares by 30 million, or more than 14% in 1995. Lower average Common shares outstanding in 1995 benefited earnings per share by 21 cents and fully diluted earnings per share by 24 cents.

  The Company's 1996 goal is for continued profit growth from its operating companies, although distilled spirits and international tobacco continue to contend with highly competitive environments and growth in hardware and home improvement is somewhat dependent on the U.S. housing market. In January 1996, the Company acquired Cobra Golf Incorporated ("Cobra"), a manufacturer of premium golf clubs. The addition of Cobra will benefit golf and leisure sales and operating income in 1996.

  On January 17, 1996, the Company announced that it will redeem in March 1996 the 7-5/8% Eurodollar Convertible Debentures, Due 2001 and 9-1/8% Debentures, Due 2016. The Company expects that ongoing interest expense will be reduced and the redemption of the 7-5/8% Eurodollar Convertible Debentures will, in addition, reduce the number of fully diluted shares by 2.8 million. In connection with the redemptions, an "extraordinary item" charge of approximately $10 million, or 6 cents per Common share, will be recorded in the first quarter of 1996. The redemption of the 7-5/8% Eurodollar Convertible Debentures, along with anticipated ongoing share repurchases, could reduce fully diluted shares by more than 5 million, or 3%, during 1996. In addition, the Company will consider further share repurchases depending on market conditions and investment needs and opportunities.

  The Company derived 45% of its operating income in 1994 from Europe, primarily the United Kingdom. In 1995 the proportion increased to 55%, due to the absence of businesses sold. As a result, fluctuations in foreign currencies, principally sterling, will increase the volatility of dollar results in future periods.

  The Company currently uses forward foreign exchange contracts solely to offset the impact of changes in foreign exchange rates on known transactions or balances denominated in foreign currencies. See pages 34, 42 and 52 for additional information on Financial Instruments.

  For a description of certain pending litigation, see page 55. As stated therein, it is not possible to predict the outcome of such litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

  The Company is involved in proceedings concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. As of February 1, 1996, various subsidiaries of the Company had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 42 sites. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

1994 Compared to 1993

Net sales and operating income from ongoing operations (which exclude domestic tobacco, life insurance and other businesses sold) increased 6% and 8%, respectively. Translation of foreign currencies at higher average exchange rates favorably affected net sales and operating income by $186.8 million and $20.8 million, respectively. Excluding the effect of foreign exchange, net sales from ongoing operations would have been up 4% on price increases (including international tobacco excise tax increases), new products and inclusion of Invergordon for a full year, partly offset by an unfavorable product mix in international tobacco. Operating income from ongoing operations, excluding the effect of foreign exchange and restructuring charges in 1993, would have been up 4% on increases in all business segments.

  Consolidated net sales and operating income from continuing operations (which includes domestic tobacco and other businesses sold) rose 4% and 11%, respectively.

  Interest and related expenses decreased $15.5 million (7%) on lower average borrowings.

  The net gain on disposal of businesses reflected a $577.9 million pretax gain on the sale of domestic tobacco, partly offset by $245 million non-cash pretax loss on the expected sale of a number of nonstrategic businesses and product lines, including U.K.-based Prestige and Forbuoys.

  The effective income tax rate of 34.5% decreased from 38.2% in 1993 principally as a result of a low effective rate on the net gain on disposal of businesses in 1994 and the proportionately lower impact of nondeductible goodwill on higher income, partly offset by the lower reversal of tax provisions no longer required in 1994.

  Earnings per Common share from continuing operations of $4.38, compared with $2.67 in 1993, was up $1.71, or 64%, reflecting a $1.32 net gain on the disposal of businesses.

  The loss from discontinued operations in 1994 of $151 million, or 75 cents per share, compared with income from discontinued operations in 1993 of $127 million, or 63 cents per share.

  Net income of $734.1 million, or $3.63 per share, compared with $469.8 million, or $2.32 per share in 1993, which reflected a non-cash charge of $198.4 million, or 98 cents per share, due to adoption of FAS Statements No. 106, 112 and 115 as described on page 41.

- -----------------------------------------------------------------------------
International Tobacco

1995 Compared to 1994

Net sales in sterling were up 2%, principally on price increases resulting from higher U.K. tobacco taxes and manufacturers' price increases in April 1995 and 1994. The effect of these price increases was partly offset by a 5.8% U.K. cigarette unit sales decline, which was affected by changes in trade buying patterns related to the U.K. budget announcements at the end of 1994 and 1995. Gallaher's worldwide cigarette unit sales were down 5.3%. Operating income in sterling increased 4% on higher sales, partly offset by higher operating expenses, including increased advertising and promotional costs on U.K. support for Benson and Hedges Special Filter. In dollars, net sales and operating income increased 4% and 7%, respectively, reflecting translation at higher average foreign exchange rates.

  Continuing the trend of tax increases in recent years, the U.K. budget announcement in November 1995 resulted in a 15 pence increase in the tax on a typical pack of cigarettes. The U.K. budget announced in November 1994 resulted in a 10 pence increase in the tax on a typical pack of cigarettes. A supplemental budget announcement in December 1994 resulted in a further increase of 6 pence in the tax on a typical pack of cigarettes effective January 1, 1995. The U.K. budgets announced in March and November 1993 resulted in an increase in the tax on a typical pack of cigarettes of 10 pence and 11 pence, respectively. The continuing impact of price increases, principally due to substantial excise tax increases in recent years, has reduced annual industry volumes, led to greater price competition and accelerated trading down by consumers to lower

- -----------------------------------------------------------------------------

priced brands, resulting in pressures on margins. These changes are particularly affecting Gallaher, the majority of whose sales are in the premium sector.

  Despite these factors, Gallaher maintained its position as the number one tobacco company in the U.K. Its estimated share of consumer sales was 39.2% in 1995, as compared with 39.7% in 1994. Consumer demand is estimated to have declined about 2% as compared with about 3% in 1994. The U.K. cigarette industry volume is estimated to have declined 8.8% as compared to Gallaher's 5.8% U.K. cigarette unit sales decline. Shipments were affected by changes in trade buying patterns related to the U.K. budget announcements at the end of 1994 and 1995. Gallaher's share of U.K. cigarette market shipments was estimated to be 40% for the year, as compared with 38.8% in 1994.

  Voluntary agreements with the U.K. government have been entered into that restrict the marketing of tobacco products, and proposed legislation has been introduced in the U.K. and the European Community that might further restrict advertising, labeling, sponsorship and the use of tobacco products. It is possible that these and other restrictions, as well as any future tax increases, would have an adverse effect on unit sales and add to continuing industry declines.


1994 Compared to 1993

  Net sales in sterling were up slightly on price increases, principally resulting from higher U.K. tobacco taxes, and a total cigarette volume increase of 0.6%, largely offset by an unfavorable product mix and a 10.9% total cigar volume decline. The total cigarette volume increase reflected export volume gains of 70.3% from a full year's shipments of Benson and Hedges to Europe and increased shipments to the former Soviet Union and a 6.8% Gallaher (Dublin) volume gain. The increase was largely offset by a 10.4% U.K. cigarette volume decline, primarily resulting from a change in the timing of the U.K. budget during 1993. This change resulted in two budget announcements in 1993, one in March and another in November, the latter drawing significant sales into the fourth quarter of 1993 from the first quarter of 1994. The effects of the U.K. cigarette volume decline were partly offset by manufacturers' price increases in August 1993 and April 1994.

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

- -----------------------------------------------------------------------------
Distilled Spirits

1995 Compared to 1994

Worldwide net sales increased 2% and operating income decreased 14%. Excluding a restructuring charge in 1995 of $17.8 million and the nonrecurring benefits (including one-time bulk sales) at Whyte & Mackay in 1994, operating income would have increased 3%. The 1995 restructuring charge reflected a one-time charge principally in connection with a bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce.

  Beam's net sales increased 2% on the introduction of After Shock cordial, higher international shipments, and price increases, partly offset by lower domestic shipments. Operating income increased 2% on the higher sales, partly offset by higher marketing expenses and increased costs of materials. The increased marketing expenses included costs to promote Jim Beam bourbon's 200th anniversary and the introduction of After Shock as well as higher international expenditures. International sales and operating income increased on higher shipments, principally in Australia and Germany.

  U.S. distilled spirits consumption continued its long-term decline. With continuing heavy price competition, consumer rebates and increased costs of materials, margins may be under further pressure as the intense competitive situation may continue to limit future price increases.

  Whyte & Mackay's net sales in sterling decreased 1% on unfavorable comparison to last year's benefit from one-time bulk sales, partly offset by the effects of the supplemental 1994 U.K. budget 26 pence tax increase on a typical bottle, effective January 1, 1995 and export volume increases in Scotch whisky. Operating income in sterling decreased 80%, principally due to a 1995 restructuring charge and an unfavorable comparison to last year's benefits from one-time bulk sales and other nonrecurring benefits. Intense price competition in Whyte & Mackay's U.K. business is expected to continue in 1996.

  The November 1995 U.K. budget resulted in a 27 pence tax reduction on a typical bottle. The effect of this tax reduction cannot be determined at this time. The supplemental 1994 U.K. budget resulted in a 26 pence tax increase on a typical bottle effective January 1, 1995. The 1993 U.K. budgets did not result in a tax increase on distilled spirits. While it is impossible to predict any future U.K. and U.S. tax increases, as well as any restrictions on advertising, it is possible that any such increases or restrictions would have an adverse effect on unit sales and add to continuing industry declines.

1994 Compared to 1993

Worldwide net sales and operating income increased 6% and 3%, respectively.

  Beam's net sales were down 3%, principally on lower domestic volume. Estimated depletions of Beam's major brands from distributors to retailers declined 3% in the U.S., in line with industry trends. Beam's international sales increased 25%. Total branded case sales were down 2.4% reflecting a 5.7% decline in domestic branded case sales tempered by a 14.8% increase in international branded case sales. Operating income increased 2% as a result of lower media advertising and increased international shipments at higher margins, largely offset by reduced domestic volume and margins and higher international selling costs related to market development.

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

- -----------------------------------------------------------------------------
Hardware and Home Improvement Products

1995 Compared to 1994

Record net sales increased 3% on price increases, line extensions and new products, partly offset by volume declines. All four companies in the group achieved record sales. Operating income increased 1% as the sales increase and lower operating expenses were largely offset by increased raw material costs and effects of lower volume. All companies reported improved operating income, except Moen. Moen's decline reflected a downturn in its U.S. market, principally in the second and third quarters, higher raw material and marketing costs and the effects of difficult economic conditions in Taiwan and Canada.

1994 Compared to 1993

Record net sales increased 13% on new products and line extensions, price increases and volume gains. All four companies in the group achieved record sales. Moen was up on new products, volume gains and price increases; Aristokraft was up on line extensions and price increases; Master Lock was up on higher volume, new products and line extensions; and Waterloo was up principally on new products. Record operating income was up 14% with increases in each company. The increase reflected sales gains, partly offset by higher raw material costs at Aristokraft and higher marketing and other operating expenses at Moen.

- -----------------------------------------------------------------------------
Office Products

1995 Compared to 1994

Record net sales increased 15% on new products and volume increases reflecting continued market share gains, higher average foreign exchange rates and limited price increases. Operating income was up 13%, principally in domestic businesses, reflecting the sales increase, partly offset by higher raw material costs which were not fully recovered by the price increases, and higher marketing and volume-related expenses.

1994 Compared to 1993

Record net sales increased 7% on new products and volume gains despite continuing pricing pressures. ACCO continued to increase penetration in the fastest growing distribution channels. Operating income increased 18% on the record net sales and improved margins, partly offset by increased operating expenses. The sales and operating income increases reflected improvements in both domestic and international businesses.

- -----------------------------------------------------------------------------
Golf and Leisure Products

1995 Compared to 1994

Record net sales were up 14% on increased volume in all product lines, reflecting benefits from line extensions and new products. Record operating income increased 13% on record sales, partly offset by higher operating expenses, principally marketing and volume related expenses including costs related to European expansion. The addition of Cobra will benefit golf and leisure sales and operating income in 1996.

1994 Compared to 1993

Record net sales and operating income were up 12% and 15%, respectively. The increases primarily resulted from new golf balls and golf shoes and strong volume gains in all lines. The operating income gain was also impacted by increased marketing and other operating expenses.

Results of Operations (concluded)
- -----------------------------------------------------------------------------

Quarterly Financial Data
unaudited

(In millions, except per share amounts)
1995                                                      1st         2nd         3rd         4th
- -------------------------------------------------------------------------------------------------
Continuing operations
  Net sales                                          $2,792.5    $2,594.7    $2,895.3    $3,084.6
  Gross profit                                          688.3       676.9       690.1       739.7
  Operating income                                      262.2       238.3       278.4       314.1
  Income from continuing operations                     116.6       119.1       153.3       154.1
Extraordinary item                                         --        (2.7)         --          --
    Net income                                          116.6       116.4       153.3       154.1
Earnings per Common share
  Primary
    Continuing operations                                $.60        $.63        $.82        $.85
    Extraordinary item                                     --        (.01)         --          --
- -------------------------------------------------------------------------------------------------
    Net income                                           $.60        $.62        $.82        $.85
- -------------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                                $.59        $.62        $.80        $.83
    Extraordinary item                                     --        (.01)         --          --
- -------------------------------------------------------------------------------------------------
    Net income                                           $.59        $.61        $.80        $.83
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

$1994                                                     1st         2nd         3rd         4th
- -------------------------------------------------------------------------------------------------
Continuing operations
  Net sales                                          $3,000.9    $3,040.9    $3,354.6    $3,750.1
  Gross profit                                          874.4       910.1       924.1     1,016.0
  Operating income                                      290.9       296.6       310.7       414.2
  Income from continuing operations                     129.5       151.9       131.8       471.9
Income (loss) from discontinued operations               19.7        12.0        20.1      (202.8)
    Net income                                          149.2       163.9       151.9       269.1
Earnings per Common share
  Primary
    Continuing operations                                $.64        $.75        $.65       $2.34
    Discontinued operations                               .10         .06         .10       (1.01)
- -------------------------------------------------------------------------------------------------
    Net income                                           $.74        $.81        $.75       $1.33
- -------------------------------------------------------------------------------------------------
  Fully diluted
    Continuing operations                                $.63        $.74        $.64       $2.23
    Discontinued operations                               .09         .06         .09        (.95)
- -------------------------------------------------------------------------------------------------
    Net income                                           $.72        $.80        $.73       $1.28
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

Income from continuing operations in the fourth quarter of 1994 includes a net gain of $267 million on the disposal of businesses, or $1.32 and $1.25 per Common share primary and fully diluted, respectively. See page 43 for Dispositions.

FINANCIAL CONDITION
American Brands, Inc. and Subsidiaries
- -----------------------------------------------------------------------------
Cash Flow

Net Cash Provided from Continuing Operating Activities

Net cash provided from continuing operating activities in 1995 of $591.6 million, as compared with $996.4 million in 1994, exceeded capital expenditures and dividends to stockholders by $6.1 million. The decrease was principally the result of the absence of American Tobacco's cash flow of $150 million, the unfavorable change in international tobacco resulting from the supplemental U.K. budget announcement in December 1994, and the payment of $29.4 million related to the "put" exercise premium on the 5-3/4% Eurodollar Convertible Debentures. This decrease was partly offset by lower interest expense and higher interest income from the use of proceeds from dispositions.

Net Cash Provided by Investing Activities

Net cash provided by investing activities in 1995 was $1.1 billion, as compared with $921.1 million in 1994. The increase was principally attributable to increased proceeds received from the disposition of operations in 1995, as compared to 1994.

  Capital expenditures.   Capital spending is focused on the operating companies
becoming the lowest cost producers of the highest quality products. Capital expenditures in 1995 were $208 million, as compared with $201.4 million in 1994. This increase is principally attributable to higher expenditures in hardware and home improvement, distilled spirits and golf and leisure, partly offset by a reduction in expenditures due to the absence of businesses sold, as shown on page 55. Funds for 1996 capital expenditures, estimated at $225 million, are expected to be generated internally.

  Dispositions.   Proceeds from the disposition of the Franklin life insurance business and other nonstrategic businesses in 1995 were $1.3 billion, as compared to $1.1 billion in 1994.

  On December 22, 1994, the Company sold American Tobacco for $1 billion. On July 12, 1994, Dollond & Aitchison, a U.K.-based subsidiary of Gallaher Limited, was sold for a total consideration of $146 million.

  Acquisitions.   In 1993, Whyte & Mackay purchased the remaining outstanding ordinary shares of Invergordon for $343.6 million. Also in 1993, the Benson and Hedges cigarette trademark in Europe was acquired.

  In January 1996, Cobra was acquired for approximately $715 million, including fees and expenses. The acquisition was financed in the commercial paper market.

Net Cash Used by Financing Activities

Net cash used by financing activities in 1995 was $1.7 billion, as compared to $1.9 billion in 1994. The decrease resulted principally from lower debt repayments and lower aggregate cash dividends paid, partly offset by the purchase of 25 million shares of Common stock for the treasury.

- -----------------------------------------------------------------------------
Dividends

Dividends paid per Common share in 1995 increased to $2.00 per share from $1.9925 per share in 1994. However, dividends paid to Common stockholders in 1995 decreased to $376.2 million from $401.7 million, reflecting lower shares outstanding during 1995.

  Although the dividend payout ratio continues to be higher than it has been in the past, the ratio may be brought down over time with future growth in earnings per share.

- -----------------------------------------------------------------------------
Financial Position

At December 31, 1995, total debt decreased $352.5 million to $1.9 billion. The decrease principally resulted from the maturity of the 5-1/4% Notes and the 12% Eurosterling Notes and extinguishment of $199.5 million of the 5-3/4% Eurodollar Convertible Debentures as holders exercised their right to "put" their debentures back to the Company.

  The ratio of total debt to total capital increased to 32.5% at year end 1995, reflecting the purchase of Common stock for the treasury and lower debt levels. This ratio would have been approximately 40% had Cobra been acquired on December 31, 1995.

  The Company announced that it will redeem on March 5, 1996 all $150 million of the 7-5/8% Eurodollar Convertible Debentures at a redemption price of 103.8125% of the principal amount plus accrued interest. The Company also announced that it will redeem on March 1, 1996 all $150 million of the 9-1/8% Debentures at a redemption price of 104.4375% of the principal amount plus accrued interest. The Company currently intends to redeem these debentures from existing resources, including refinancing in the capital markets. As a result of the Company's announcement to redeem these debentures, the outstanding principal amount of the debentures has been reclassified to current portion of long-term debt at December 31, 1995.

  At December 31, 1995, the Company had $850 million of debt securities (including Medium Term Notes) available for sale under its shelf registration with the Securities and Exchange Commission.

  At year end 1995, the Company had $4 billion of long-term credit facilities, substantially all of which remained unused. During the year, the Company extended the expiration dates of these credit facilities to September 1, 2000. In addition, the commitment fee was reduced to 0.15% per annum of the unused facility. The commitment fee is subject to increases up to a maximum of 0.25% per annum in the event the Company's long-term debt rating falls below specified levels. These facilities are available for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. In addition, Gallaher had 150 million pounds sterling (approximately $233 million) in committed, short-term revolving credit agreements available for general corporate purposes, including acquisitions.

  Management believes that the Company's internally generated funds, together with its access to global credit markets, are more than adequate to meet the Company's capital needs.

  Working capital decreased to $752.7 million in 1995 from $1.6 billion in 1994, principally reflecting the use of proceeds from dispositions to fund authorized share purchases. Management believes that the 1995 level was adequate to support continued growth.

- -----------------------------------------------------------------------------
Foreign Exchange

The Company has sizable investments in Europe, primarily the U.K. Therefore, changes in the value of foreign currencies, principally sterling, affect the Company's balance sheet and cash flow statements when translated into U.S. dollars. As a result of the sales of American Tobacco and Franklin, changes in the sterling exchange rate will have a greater effect on these statements.

- -----------------------------------------------------------------------------
Financial Instruments

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

  The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are reflected in the income statement. The Company also enters into forward foreign exchange contracts to hedge a portion of its investment in Gallaher. The gains and losses on these contracts effectively offset losses and gains on the portion of the investment being hedged, which are reflected in Common stockholders' equity.

  At December 31, 1995, the Company had outstanding forward foreign exchange contracts to purchase $141 million and sell $346 million of various foreign currencies (principally sterling) with a weighted average maturity of 58 days. At December 31, 1994, the Company had outstanding forward foreign exchange contracts to purchase $24 million and sell $557 million of various foreign currencies (principally sterling), with a weighted average maturity of 13 days.

  The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense, and did not have a significant effect on interest expense for 1995, 1994 or 1993. At December 31, 1995 and 1994, the Company had outstanding interest rate swap agreements denominated in dollars and sterling, maturing at various dates through 1999, with aggregate notional principal amounts of $355.3 million and $406.6 million, respectively. See page 52 for additional information on Financial Instruments.

Financial Condition (concluded)

- -----------------------------------------------------------------------------
Common Stockholders' Equity

Common stockholders' equity at year end 1995 decreased $758.7 million to $3.9 billion principally from the purchase of Common shares and dividends to stockholders, partly offset by net income.

  Return on average Common stockholders' equity was 13% during 1995 as compared with 16.6% last year. 1994 benefited from the net gain on the disposal of businesses and their operating results in 1994, partly offset by the loss from discontinued operations.

  In connection with the sale of American Tobacco and Franklin, the Board of Directors authorized the purchase of up to 20 million shares of Common stock, which was completed during the third quarter of 1995. Under an additional authorization, 5 million shares were purchased during the fourth quarter of 1995. In 1996, further share purchases will be considered, depending on market conditions and investment needs and opportunities.

  At year end 1995, the Company had 51.4 million treasury shares, which exceeds the future requirements of shares deliverable upon conversions of outstanding preferred stock and debentures, the exercise of outstanding stock options and grants of other stock-based awards.

  During the year, the Common stock traded within a range of $36.625 to $47.25. The Common stock generated a total return of 324.2%, or 15.5% compounded annually, over the ten-year period ended December 31, 1995.

  Book value per Common share was $21.69 at year end.


- -----------------------------------------------------------------------------
Quarterly Common Stock Dividend Payments

                                                   1995                  1994
- -----------------------------------------------------------------------------
Payment Date                                  Per Share             Per Share
- -----------------------------------------------------------------------------
March 1                                           $ .50               $ .4925
June 1                                              .50                 .50
September 1                                         .50                 .50
December 1                                          .50                 .50
- -----------------------------------------------------------------------------
                                                  $2.00               $1.9925
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------


- -----------------------------------------------------------------------------
Quarterly Composite Common Stock Prices

                                     1995                         1994
- -----------------------------------------------------------------------------
                               High           Low          High          Low
- -----------------------------------------------------------------------------
First                        39-7/8        36-5/8        35-7/8        29-7/8
Second                       42-1/8        37-1/2        34-3/4        29-3/8
Third                        43-1/2        38-5/8        37-1/8        31-1/2
Fourth                       47-1/4        40-3/8        38-3/8        32-7/8
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

The Common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED BALANCE SHEET
American Brands, Inc. and Subsidiaries

December 31 (In millions, except per share amounts)          1995        1994
- -----------------------------------------------------------------------------
Assets

Current assets

  Cash and cash equivalents                              $  139.9    $  110.1

  Accounts receivable less allowances for discounts,
    doubtful accounts and returns, 1995 $47.2; 1994 $52     984.4     1,067.9

  Inventories
    Leaf tobacco                                            148.1       132.2
    Bulk whiskey                                            343.7       351.4
    Other raw materials, supplies and work in process       271.6       266.8
    Finished products                                     1,076.8     1,265.3
                                                         --------------------
                                                          1,840.2     2,015.7

  Net assets of discontinued operations                        --     1,170.0

  Other current assets                                      199.5       307.2
- -----------------------------------------------------------------------------
    Total current assets                                  3,164.0     4,670.9
- -----------------------------------------------------------------------------

Property, plant and equipment

  Land and improvements                                      76.8        77.0
  Buildings and improvements to leaseholds                  524.0       558.7
  Machinery and equipment                                 1,456.3     1,540.7
  Construction in progress                                   76.2        52.3
                                                         --------------------
                                                          2,133.3     2,228.7
  Less accumulated depreciation                             996.0     1,016.0
                                                         --------------------

  Property, plant and equipment, net                      1,137.3     1,212.7

Intangibles resulting from business acquisitions, net
  of cumulative amortization, 1995 $550.8; 1994 $512      3,305.2     3,549.1

Other assets                                                414.7       361.7
- -----------------------------------------------------------------------------
    Total assets                                         $8,021.2    $9,794.4
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

December 31                                                    1995    1994
- -----------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities

  Notes payable to banks                                 $  297.4    $   77.3
  Commercial paper                                             --       103.3
  Accounts payable                                          301.9       471.4
  Accrued excise and other taxes                            826.8     1,082.1
  Accrued expenses and other liabilities                    571.8       856.2
  Current portion of long-term debt                         413.4       525.2
- -----------------------------------------------------------------------------
    Total current liabilities                             2,411.3     3,115.5
- -----------------------------------------------------------------------------
Long-term debt                                            1,154.6     1,512.1
Deferred income taxes                                       127.6       133.0
Postretirement and other liabilities                        450.5       396.3
- -----------------------------------------------------------------------------
    Total liabilities                                     4,144.0     5,156.9
- -----------------------------------------------------------------------------

$2.67 Convertible Preferred stock, without par value,
  stated value $30.50 per share--redeemable at
  Company's option                                           14.1        15.7
- -----------------------------------------------------------------------------
Common stockholders' equity
  Common stock, par value $3.125 per share,
    229.6 shares issued                                     717.4       717.4
  Paid-in capital                                           171.6       174.6
  Foreign currency adjustments                             (234.6)     (249.0)
  Retained earnings                                       4,887.3     4,724.4
  Treasury stock, at cost                                (1,678.6)     (745.6)
- -----------------------------------------------------------------------------
    Total Common stockholders' equity                     3,863.1     4,621.8
- -----------------------------------------------------------------------------
    Total liabilities and stockholders' equity           $8,021.2    $9,794.4
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME
American Brands, Inc. and Subsidiaries

For years ended December 31
(In millions, except per share amounts)         1995         1994        1993
- -----------------------------------------------------------------------------
Net Sales                                  $11,367.1    $13,146.5   $12,630.5
- -----------------------------------------------------------------------------
Cost of products sold                        3,109.9      3,765.1     3,587.6
Excise taxes on products sold                5,462.2      5,656.8     5,413.9
                                           ----------------------------------
                                             8,572.1      9,421.9     9,001.5
- -----------------------------------------------------------------------------
Gross Profit                                 2,795.0      3,724.6     3,629.0
- -----------------------------------------------------------------------------
Advertising, selling and administrative
  expenses                                   1,589.1      2,315.9     2,315.2
Amortization of intangibles                     95.1         96.3        92.4
Restructuring charges                           17.8           --        40.8
                                           ----------------------------------
                                             1,702.0      2,412.2     2,448.4
- -----------------------------------------------------------------------------
Operating Income                             1,093.0      1,312.4     1,180.6
- -----------------------------------------------------------------------------
Interest and related expenses                  159.8        212.1       227.6
Corporate administrative expenses               76.2         69.9        78.1
Other (income) expenses, net                   (16.8)        12.1        (0.5)
                                           ----------------------------------
                                               219.2        294.1       305.2
- -----------------------------------------------------------------------------
                                               873.8      1,018.3       875.4
Gain on disposal of businesses, net             20.0        332.9          --
- -----------------------------------------------------------------------------
Income From Continuing Operations Before
  Income Taxes                                 893.8      1,351.2       875.4
Income taxes                                   350.7        466.1       334.2
- -----------------------------------------------------------------------------
Income From Continuing Operations Before
  Extraordinary Item and Cumulative Effect
  of Accounting Changes                        543.1        885.1       541.2
Income (loss) from discontinued operations        --       (151.0)      127.0
Extraordinary item                              (2.7)          --          --
Cumulative effect of accounting changes           --           --      (198.4)
- -----------------------------------------------------------------------------
Net Income                                  $  540.4     $  734.1    $  469.8
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Earnings Per Common Share
Primary
  Income from continuing operations            $2.90        $4.38       $2.67
  Income (loss) from discontinued operations      --         (.75)        .63
  Extraordinary item                            (.01)          --          --
  Cumulative effect of accounting changes         --           --        (.98)
- -----------------------------------------------------------------------------
  Net income                                   $2.89        $3.63       $2.32
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Fully diluted
  Income from continuing operations            $2.84        $4.24       $2.63
  Income (loss) from discontinued operations      --         (.71)        .60
  Extraordinary item                            (.01)          --          --
  Cumulative effect of accounting changes         --           --        (.94)
- -----------------------------------------------------------------------------
  Net income                                   $2.83        $3.53       $2.29
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Dividends Paid Per Common Share                $2.00      $1.9925       $1.97
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
American Brands, Inc. and Subsidiaries

For years ended December 31 (In millions)       1995         1994        1993
- -----------------------------------------------------------------------------
Operating Activities
Net income                                  $  540.4     $  734.1    $  469.8
Loss (income) from discontinued operations        --        151.0      (127.0)
Extraordinary item                               2.7           --          --
Cumulative effect of accounting changes           --           --       198.4
Gain on disposals, net                         (20.0)      (331.5)      (28.3)
Depreciation and amortization                  257.5        314.4       293.9
Decrease in accounts receivable                 33.6        168.4        40.1
Decrease (increase) in inventories              82.7       (425.5)     (147.9)
(Increase) decrease in other assets            (47.7)       (19.1)       15.1
(Decrease) increase in accrued excise and
  other taxes                                 (229.0)       362.8      (179.7)
(Decrease) increase in accounts payable,
  accrued expenses and other liabilities      (174.5)        10.4       184.4
Increase in deferred income taxes                4.2         38.0        26.1
Other operating activities, net                141.7         (6.6)      (76.6)
- -----------------------------------------------------------------------------
    Net cash provided from continuing
      operating activities                     591.6        996.4       668.3
- -----------------------------------------------------------------------------
Investing Activities
Additions to property, plant and equipment    (208.0)      (201.4)     (243.4)
Proceeds from the disposition of property,
  plant and equipment                           17.7         21.1        19.3
Proceeds from the disposition of
  operations, net of cash                    1,312.3      1,121.8         9.6
Acquisitions, net of cash acquired             (24.1)       (19.9)     (456.7)
Other investing activities, net                 (2.3)        (0.5)        4.9
- -----------------------------------------------------------------------------
    Net cash provided (used) by investing
      activities                             1,095.6        921.1      (666.3)
- -----------------------------------------------------------------------------
Financing Activities
Increase (decrease) in short-term debt         100.0     (1,147.3)      296.9
Issuance of long-term debt                      94.1         35.9       511.2
Repayment of long-term debt                   (523.2)      (376.6)     (387.3)
Dividends to stockholders                     (377.5)      (403.1)     (399.1)
Cash purchases of Common stock for treasury   (988.4)       (20.1)      (57.9)
Other financing activities, net                 25.5          1.9        (4.8)
- -----------------------------------------------------------------------------
    Net cash used by financing activities   (1,669.5)    (1,909.3)      (41.0)
- -----------------------------------------------------------------------------
Effect of foreign exchange rate changes
  on cash                                       12.1          1.6         1.6
- -----------------------------------------------------------------------------
Cash provided by discontinued operations          --         37.8        45.1
- -----------------------------------------------------------------------------
  Net increase in cash and cash equivalents $   29.8     $   47.6    $    7.7
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Cash and cash equivalents at beginning
  of year                                     $110.1       $ 62.5       $54.8
Cash and cash equivalents at end of year      $139.9       $110.1       $62.5
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
Cash paid during the year for
Interest, net of capitalized amount           $206.6       $226.1      $245.1
Income taxes                                  $295.5       $354.2      $470.5
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.
                                                                           39

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
American Brands, Inc. and Subsidiaries


                                                            Unrealized
                                                           appreciation      Foreign                         Treasury
                              Common          Paid-in     (depreciation)     currency       Retained           stock,
(In millions)                 stock           capital     on investments   adjustments      earnings          at cost
- ----------------------------------------------------------------------------------------------------------------------
Balance at
  January 1, 1993              $717.4          $177.9          $10.5        $(260.9)        $4,322.7         $(685.1)
Net income                         --              --             --             --            469.8              --
Cash dividends                     --              --             --             --           (399.1)             --
Translation
  adjustments                      --              --             --          (56.5)              --              --
Net unrealized
  depreciation                     --              --           (5.2)            --               --              --
Purchases                          --              --             --             --               --           (40.3)
Conversion of
  securities and
  delivery of stock
  plan shares                      --            (4.6)            --             --               --             7.7
- ----------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1993             717.4           173.3            5.3         (317.4)         4,393.4          (717.7)
Net income                         --              --             --             --            734.1              --
Cash dividends                     --              --             --             --           (403.1)             --
Translation
  adjustments                      --              --             --           68.4               --              --
Net unrealized
  depreciation                     --              --           (5.3)            --               --              --
Purchases                          --              --             --             --               --           (32.5)
Conversion of
  securities and
  delivery of stock
  plan shares                      --             1.3             --             --               --             4.6
- ----------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1994             717.4           174.6             --         (249.0)         4,724.4          (745.6)
Net income                         --              --             --             --            540.4              --
Cash dividends                     --              --             --             --           (377.5)             --
Translation
  adjustments                      --              --             --           14.4               --              --
Purchases                          --              --             --             --               --          (981.1)
Conversion of
  securities and
  delivery of stock
  plan shares                      --            (3.0)            --             --               --            48.1
- ----------------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1995            $717.4          $171.6             --        $(234.6)        $4,887.3       $(1,678.6)
- ----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
American Brands, Inc. and Subsidiaries


Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Fiscal year ends of certain subsidiaries of Gallaher Limited ("Gallaher") and ACCO World Corporation are November 30 to facilitate year-end closing.

  The consolidated financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results for future periods could differ from those estimates.

Accounting Changes

On January 1, 1993, the Company adopted FAS Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FAS Statement No. 112, "Employers' Accounting for Postemployment Benefits." On December 31, 1993, the Company adopted FAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement related to the life insurance business, which was sold on January 31, 1995. The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows:

                                     FAS Statement No.
(In millions, except ----------------------------------------------------------
per share amounts)            106            112               115        Total
- -------------------------------------------------------------------------------
Pretax charge (credit)     $310.0          $15.0             $(4.1)      $320.9
Income taxes                119.0            5.0              (1.5)       122.5
- -------------------------------------------------------------------------------
Net loss (income)          $191.0          $10.0             $(2.6)      $198.4
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Earnings per Common share    $.94           $.05             $(.01)        $.98
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

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

Advertising Costs

Advertising costs, which amounted to $390.3 million in 1995, are principally charged to expense as incurred.

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

- -------------------------------------------------------------------------------
Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $1.4 billion at December 31, 1995, as such earnings are expected to be permanently reinvested in these companies.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of Common stockholders' equity.

  The Company has sizable investments in Europe, primarily the U.K. Therefore, changes in the value of foreign currencies, principally sterling, affect the Company's consolidated financial statements when translated into U.S. dollars.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce interest rate and foreign exchange risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes.

  Gains and losses on forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies and the offsetting losses and gains on hedged transactions are recorded in the "Other (income) expenses, net" caption in the income statement. Gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in Gallaher and the offsetting losses and gains on the portion of the investment being hedged are recorded in the "Foreign currency adjustments" caption in Common stockholders' equity.

  Payments or receipts on interest rate swap agreements are recorded in the "Interest and related expenses" caption in the income statement.

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

Recently Issued Accounting Standards

In March 1995, FAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued, effective January 1, 1996. FAS No. 121 requires that in the event certain facts and circumstances indicate an asset may be impaired, an evaluation of recoverability must be performed to determine whether or not the carrying amount of the asset is required to be written down. The Company does not expect the adoption of this statement to have a material effect on its financial condition or results of operations.

  In October 1995, FAS Statement No. 123, "Accounting for Stock-Based Compensation" was issued, effective January 1, 1996. The Company will continue to measure compensation costs for its employee stock compensation plans as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under FAS No. 123.

Acquisitions

In 1991, Whyte & Mackay acquired 41.3% of the outstanding shares of Invergordon Distillers Group PLC ("Invergordon") for a cost, including fees and expenses, of $255.5 million, which was accounted for under the cost method. In December 1993, Whyte & Mackay completed its acquisition of Invergordon by purchasing the remaining 58.7% of the outstanding shares of Invergordon for a cost, including fees and expenses, of $343.6 million. The aggregate cost of Invergordon of $599.1 million exceeded the fair value of assets acquired by $492.9 million. Operations, including the effect of the application of the equity method to prior periods, were consolidated from December 1, 1993. Had operations been consolidated from January 1, 1993, they would not have materially affected 1993 results. In connection with the acquisition of Invergordon, liabilities amounting to $108.4 million were recorded at date of acquisition.

  In June 1993, the Benson and Hedges cigarette trademark in Europe was acquired in exchange for assignment of the Lucky Strike and Pall Mall overseas cigarette trademarks and $107.2 million in cash, including expenses, and contingent future payments based on volumes. Results from the Benson and Hedges trademark were included in international tobacco from the date of acquisition. A pretax gain of $25.5 million was recognized in domestic tobacco as a result of the assignment of the Lucky Strike and Pall Mall trademarks. Certain of the contingent payments were guaranteed and, accordingly, their present value was included in the initial $183 million of intangibles that have been recorded.
Any payments in excess of the guarantees will also be amortized over periods not to exceed 40 years.

  In January 1996, Cobra Golf Incorporated ("Cobra"), a leader in golf clubs, was acquired for an aggregate cost of approximately $715 million in cash, including fees and expenses. Based on preliminary estimates, the cost exceeds the fair value of net assets acquired by approximately $650 million. Had operations been consolidated from January 1, 1995, they would not have materially affected 1995 results.

- -------------------------------------------------------------------------------
Dispositions

On December 22, 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses.

  In the fourth quarter of 1994, the Company recorded a $245 million charge to income in connection with plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Forbuoys (retail distribution) and Prestige (housewares), both subsidiaries of Gallaher. The sale of Prestige was completed on May 2, 1995. With the sale of the retail distribution operations on July 24, 1995, the Company completed the disposition of nonstrategic businesses and product lines. As a result, $20 million of the $245 million provision that was recorded in 1994 in connection with the dispositions was reversed in the third quarter of 1995.

The components of the gain on the disposal of businesses, net are as follows:

(In millions, except per                 1995              1994
share amounts)                     ----------  ------------------------------
                                        Other  Domestic       Other
                                   Businesses   Tobacco  Businesses     Total
- -----------------------------------------------------------------------------
Pretax gain (loss)                      $20.0    $577.9     $(245.0)   $332.9
Income taxes                               --      69.6        (3.7)     65.9
- -----------------------------------------------------------------------------
Net income                              $20.0    $508.3     $(241.3)   $267.0
- -----------------------------------------------------------------------------
Earnings per Common share                $.10     $2.52      $(1.20)    $1.32
- -----------------------------------------------------------------------------
- -----------------------------------------------------------------------------

  On July 12, 1994, the Company sold Dollond & Aitchison (optical), a subsidiary of Gallaher, for total consideration of $146 million, which approximated the carrying value of the company.

Discontinued Operations

In the fourth quarter of 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. The sale was completed on January 31, 1995.

  The net assets and results of operations of Franklin were reclassified to separately identify them as discontinued operations.

  Summarized data for Franklin, net of allocation of interest expense based on a normal debt to equity ratio for a life insurance company, was as follows:

Results of Operations

(In millions)                                            1994        1993
- -------------------------------------------------------------------------
Revenues                                               $951.8    $1,070.9
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------
Income from operations Income before taxes             $ 91.3      $200.7
  Income taxes                                           35.5        73.7
- -------------------------------------------------------------------------
  Net income from operations                             55.8       127.0
- -------------------------------------------------------------------------
Loss on disposal of operations
  Income during the phase-out
    period, net of $4.2 million of
    income taxes                                          4.2          --
  Loss on disposal                                     (211.0)         --
- -------------------------------------------------------------------------
  Net loss on disposal                                 (206.8)         --
- -------------------------------------------------------------------------
Net income (loss) from
  discontinued operations                             $(151.0)     $127.0
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

Net Assets of Discontinued Operations

(In millions)                                                        1994
- -------------------------------------------------------------------------
Investments                                                      $6,268.8
Other assets                                                      1,206.2
Policy reserves and claims                                       (2,772.4)
Investment-type contract deposits                                (2,897.3)
Other liabilities                                                  (424.3)
Write-down to estimated realized value                             (211.0)
- -------------------------------------------------------------------------
Net assets of discontinued operations                            $1,170.0
- -------------------------------------------------------------------------
- -------------------------------------------------------------------------

Short-Term Borrowings and Credit Facilities

At December 31, 1995 and 1994, there were $297.4 million and $180.6 million of short- term borrowings outstanding, respectively, comprised of notes payable to banks and, at December 31, 1994, commercial paper. The weighted average interest rate on these borrowings was 6.5% and 6%, respectively.

  At December 31, 1995, there was $17.8 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $286 million for general corporate purposes, including acquisitions. Fees of 0.10% per annum are paid.

  In addition, the Company had uncommitted bank lines of credit which provide for unsecured borrowings for working capital of up to $497.4 million, of which $279.6 million was outstanding at year end.

For a description of the Company's use of financial instruments, see page 52.

Long-Term Debt

The components of long-term debt are as follows:

(In millions)                                                 1995     1994
- ---------------------------------------------------------------------------
Revolving credit notes(a)                                    $97.0    $32.5
Other notes(b)                                               251.3    274.0
5-3/4% Eurodollar Convertible
  Debentures, Due 2005(c)                                      0.5    200.0
7-5/8% Eurodollar Convertible
  Debentures, Due 2001(d)                                    150.0    150.0
Other Eurodollar Convertible
  Debentures(e)                                               24.8     40.7
8-1/2% Notes, Due 2003                                       200.0    200.0
5-1/4% Notes, Due 1995                                          --    200.0
8-5/8% Debentures, Due 2021                                  150.0    150.0
9-1/8% Debentures, Due 2016(d)                               150.0    150.0
7-7/8% Debentures, Due 2023                                  150.0    150.0
7-1/2% Notes, Due 1999                                       150.0    150.0
9% Notes, Due 1999                                           100.0    100.0
9-1/4% Eurosterling Notes, Due 1998                           77.7     78.3
12% Eurosterling Notes, Due 1995                                --     62.6
12-1/2% Sterling Loan Stock, Due 2009                         46.6     47.0
Miscellaneous                                                 20.1     52.2
- ---------------------------------------------------------------------------
                                                           1,568.0  2,037.3
Less current portion                                         413.4    525.2
- ---------------------------------------------------------------------------
                                                          $1,154.6 $1,512.1
- ---------------------------------------------------------------------------
- ---------------------------------------------------------------------------

(a) The Company maintains revolving credit agreements expiring in 2000 with various banks, which provide for unsecured borrowings of up to $4 billion including $1 billion in various Eurocurrencies. The interest rate is set at the time of each borrowing. A commitment fee of 0.15% per annum is paid. The commitment fee is subject to increases up to a maximum of 0.25% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market.

(b) The Other notes have maturity dates ranging from one to six years, with a weighted average coupon of 8.5%.

(c) On April 11, 1995, holders of the 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures. See page 55 for Extraordinary Item.

(d) On March 5 and March 1, 1996, respectively, the Company will redeem the 7-5/8% Eurodollar Convertible Debentures, Due 2001, and the 9-1/8% Debentures, Due 2016. An extraordinary charge of approximately $10 million, or 6 cents per Common share, will be recorded in the first quarter of 1996.

(e) The Other Eurodollar Convertible Debentures include 7-3/4% Debentures, Due 2002, of $23.9 million and $39.6 million and 5-3/8% Debentures, Due 2003, of $0.9 million and $1.1 million, in 1995 and 1994, respectively. These debentures are convertible into Common shares based on conversion prices of $28.35 and $29 per share, respectively. During 1995, $15.7 million of the 7-3/4% Debentures were converted and 551,487 treasury shares were issued upon such conversions.


  Estimated payments for maturing debt during the next five years are as follows: 1996, $413.4 million; 1997, $54.2 million; 1998, $170.1 million; 1999,
$252.4 million; and 2000, $92.6 million.

$2.67 Convertible Preferred Stock--Redeemable at Company's Option

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1995, 1994 and 1993 were 461,008 shares, 516,186 shares and
561,286 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and convert each share of such stock into 4.08 shares of Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. During 1995, 1994 and 1993, 55,178 shares, 45,100 shares and 63,647 shares, respectively, were converted. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

  A cash dividend of $2.67 per share in the aggregate amounts of $1.3 million, $1.4 million and $1.6 million was paid in each of the years ended December 31, 1995, 1994 and 1993, respectively.

Capital Stock

The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.

  There were 178,130,371 Common shares outstanding at December 31, 1995.

  The cash dividends paid on the Common stock for the years ended December 31, 1995, 1994 and 1993 aggregated $376.2 million, $401.7 million and $397.5 million, respectively.

  Treasury shares purchased and received as consideration for stock options exercised amounted to 24,790,403 shares in 1995, 950,220 shares in 1994 and 1,159,262 shares in 1993. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 1,710,151 shares in 1995, 416,795 shares in 1994 and 326,494 shares in 1993. At December 31, 1995, there were 51,439,653 treasury shares.

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

  All 1.4 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1995, outstanding Rights were exercisable as described above in the aggregate for 890,652 of such shares.

Stock Plans

The 1990 Long-Term Incentive Plan, as amended, authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 1999 for up to 12 million shares of the Common stock. The Company's Long-Term Incentive Plan for Key Employees of Subsidiaries also authorizes the granting to key employees of the Company's subsidiaries of similar types of awards other than stock options and stock appreciation rights, and one million shares have been reserved for issuance upon payment of any awards granted thereunder after December 31, 1990. Stock options and stock appreciation rights may no longer be granted under the Company's 1986 Stock Option Plan, but outstanding awards may continue to be exercised until their expiration dates.

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

  Changes during the three years ended December 31, 1995 in shares under option were as follows:

                                Option Prices               Shares
- ------------------------------------------------------------------
Under option at
  January 1, 1993            $14.44 to $46.81            6,589,910
    Options granted           33.75 to $34.25            2,358,600
    Options exercised         14.44 to $33.91              (73,150)
    Options lapsed                  --                     (96,300)
- ------------------------------------------------------------------
Under option at
  December 31, 1993          $15.03 to $46.81            8,779,060
    Options granted          $34.13 to $35.13            2,562,200
    Options exercised        $15.77 to $34.59             (239,650)
    Options lapsed                  --                    (953,880)
    Options cancelled               --                    (472,890)
- ------------------------------------------------------------------
Under option at
  December 31, 1994          $15.03 to $46.81            9,674,840
    Options granted          $37.44 to $42.25            1,760,400
    Options exercised        $15.03 to $35.13             (869,030)
    Options lapsed                  --                    (646,650)
Under option at
  December 31, 1995          $21.25 to $46.81            9,919,560
- ------------------------------------------------------------------
- ------------------------------------------------------------------

  At December 31, 1995, options for 8,159,160 shares were exercisable.

  At December 31, 1995, the restriction period had ended on the 16,320 restricted shares awarded under the 1990 Long-Term Incentive Plan, as amended. At December 31, 1995, performance awards were outstanding pursuant to which up to 68,837 shares, 68,837 shares, 90,750 shares, and 111,450 shares may be issued in 1996, 1997, 1998, and 1999, respectively, depending on the extent to which certain specified performance objectives are met. 112,994 shares, 14,135 shares and 9,048 shares were issued pursuant to performance awards during 1995, 1994 and 1993, respectively. The costs of restricted and deferred shares and performance awards are expensed over the restriction or performance period.

  Shares available in connection with future awards under the Company's stock plans at January 1 and December 31, 1995 were 10.6 million and 8.9 million, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

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

U.S. Pension Plans

The components of net pension costs are as follows:

(In millions)                                1995     1994     1993
- -------------------------------------------------------------------
Service cost                                $13.9    $24.3    $21.0
Interest cost                                28.9     67.6     65.7
Actual return on plan assets                (77.3)   (48.8)   (86.4)
Net amortization and deferral                46.0    (23.9)    10.8
- -------------------------------------------------------------------
                                            $11.5    $19.2    $11.1
- -------------------------------------------------------------------
- -------------------------------------------------------------------

The funded status of the U.S. plans as of December 31 was as follows:

                                                   1995                           1994
                                       ---------------------------     ----------------------------
                                            Assets     Accumulated          Assets      Accumulated
                                            exceed        benefits          exceed         benefits
(In millions)                          accumulated          exceed     accumulated           assets
- ---------------------------------------------------------------------------------------------------
Accumulated benefit obligation
    Vested                                  $253.2          $102.4          $194.9            $87.3
    Nonvested                                 10.5             1.8             8.0              1.9
- ---------------------------------------------------------------------------------------------------
                                            $263.7          $104.2          $202.9            $89.2
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
Projected benefit obligation                $313.2          $113.6          $246.7            $97.6
Fair value of plan assets,
  principally equity securities
  and corporate bonds                        333.3            72.3           270.0             61.4
- ---------------------------------------------------------------------------------------------------
Excess (deficiency) of assets
  over projected benefit obligation           20.1           (41.3)           23.3            (36.2)
Unrecognized net transition (gain) loss       (9.1)            1.2           (10.8)             1.6
Unrecognized net loss
  from experience differences                 14.5            21.3            10.4             11.7
Unrecognized prior service cost               (0.2)           23.4            (1.1)            21.5
Adjustment needed to
  recognize minimum liability                   --           (35.0)             --            (24.3)
- ---------------------------------------------------------------------------------------------------
Prepaid pension cost (pension liability)     $25.3          $(30.4)          $21.8           $(25.7)
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
Actuarial assumptions
  Discount rate                               7.25%           7.25%           8.75%            8.75%
- ---------------------------------------------------------------------------------------------------
  Weighted average rate
    of compensation increase                   4.2%            4.6%            5.2%             5.1%
- ---------------------------------------------------------------------------------------------------
  Expected long-term rate of
    return on plan assets                     10.0%           10.0%            9.5%             9.5%
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------

Non-U.S. Pension Plans

The components of net pension costs are as follows:

(In millions)                       1995     1994     1993
- ----------------------------------------------------------
Service cost                       $25.3    $38.8    $27.1
Interest cost                       65.9     68.7     62.3
Actual return on plan assets      (124.4)   (61.0)  (222.0)
Net amortization and deferral       28.7    (32.7)   144.4
- ----------------------------------------------------------
                                   $(4.5)   $13.8    $11.8
- ----------------------------------------------------------
- ----------------------------------------------------------

  The funded status (assets exceed accumulated benefits) of the non-U.S. plans as of December 31 was as follows:

(In millions)                            1995      1994
- -------------------------------------------------------
Accumulated benefit obligation
    Vested                             $686.5    $670.6
    Nonvested                             3.2       3.7
- -------------------------------------------------------
                                       $689.7    $674.3
- -------------------------------------------------------
- -------------------------------------------------------
Projected benefit obligation           $784.4    $773.4
Fair value of plan assets,
  principally equity securities
  and corporate bonds                 1,034.1   1,017.6
- -------------------------------------------------------
Excess of assets over projected
  benefit obligation(a)                 249.7     244.2
Unrecognized net transition gain        (18.3)    (29.3)
Unrecognized net gain from
  experience differences                (43.7)    (66.2)
Unrecognized prior service cost          33.8      45.0
- -------------------------------------------------------
Prepaid pension cost                   $221.5    $193.7
- -------------------------------------------------------
- -------------------------------------------------------
Actuarial assumptions
  Weighted average discount rate          8.5%      9.0%
- -------------------------------------------------------
  Weighted average rate of
    compensation increase                 7.0%      7.0%
- -------------------------------------------------------
  Expected long-term rate of
    return on plan assets                 9.5%      9.5%
- -------------------------------------------------------
- -------------------------------------------------------


(a) The excess of assets over the projected benefit obligation, calculated under the valuation method mandated by FAS Statement No. 87, "Employers' Accounting for Pensions," arises principally in the U.K. Under current U.K. legislation, no part of this excess could be repaid to the Company from the U.K. plans.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $16.9 million, $26.2 million and $23.8 million in 1995, 1994 and 1993, respectively.

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

  The components of the postretirement benefit costs are as follows:

(In millions)                    1995    1994    1993
- -----------------------------------------------------
Service cost                     $3.7    $8.1    $6.7
Interest cost                    14.4    26.9    26.3
- -----------------------------------------------------
                                $18.1   $35.0   $33.0
- -----------------------------------------------------
- -----------------------------------------------------

  The status of the plans as of December 31 was as follows:

(In millions)                         1995      1994
- ----------------------------------------------------
Accumulated postretirement
  benefit obligation
    Retirees                        $130.0    $122.1
    Fully eligible active
      plan participants               16.5      18.1
    Other active plan participants    52.9      36.0
- ----------------------------------------------------
                                     199.4     176.2
Unrecognized prior service costs       3.1       3.0
Unrecognized net gain from
  experience differences                --      15.1
- ----------------------------------------------------
Accrued postretirement costs        $202.5    $194.3
- ----------------------------------------------------
- ----------------------------------------------------
Assumed weighted average
  discount rate                        7.7%      8.8%
- ----------------------------------------------------
- ----------------------------------------------------


  The assumed health care cost trend rate used in measuring the health care portion of the postretirement benefit cost for 1996 is 11%, gradually declining to 6% by the year 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated benefit obligation as of December 31, 1995 and postretirement benefit costs for 1995 by approximately 10% and 13%, respectively.

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

Lease Commitments

Future minimum rental payments under noncancelable operating leases as of December 31, 1995 are as follows:


(In millions)
- ------------------------------------------
1996                                $ 44.9
1997                                  38.2
1998                                  32.3
1999                                  27.4
2000                                  23.8
Remainder                            211.4
- ------------------------------------------
Total minimum rental payments        378.0
Less minimum rentals to be
  received under noncancelable
  subleases                           36.3
- ------------------------------------------
                                    $341.7
- ------------------------------------------
- ------------------------------------------


  Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $58.5 million, $81.3 million and $88.7 million in 1995, 1994 and 1993, respectively.

Income Taxes

The components of income from continuing operations before income taxes are as follows:

(In millions)                           1995      1994      1993
- ----------------------------------------------------------------
Domestic operations                   $236.7    $924.7    $295.1
Foreign operations                     657.1     426.5     580.3
- ----------------------------------------------------------------
                                      $893.8  $1,351.2    $875.4
- ----------------------------------------------------------------
- ----------------------------------------------------------------


  A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                           1995      1994      1993
- ----------------------------------------------------------------
Income taxes computed at
  federal statutory
  income tax rate                     $312.8    $472.9    $306.4
Other income taxes, net of
  federal tax benefit                   12.9      22.3      19.7
Lower effective rate on
  disposal of businesses                (7.0)    (50.6)       --
Goodwill not deductible for
  income tax purposes                   27.9      28.4      28.3
Miscellaneous, including
  reversals of tax provisions
  no longer required                     4.1      (6.9)    (20.2)
- ----------------------------------------------------------------
Income taxes as reported              $350.7    $466.1    $334.2
- ----------------------------------------------------------------
- ----------------------------------------------------------------


  Income taxes are as follows:

(In millions)                           1995      1994      1993
- ----------------------------------------------------------------
Currently payable
  Federal                             $129.0    $208.9    $120.4
  Foreign                              201.8     186.0     187.2
  Other                                 16.5      26.2       0.4
Deferred
  Federal and other                      3.0      39.8      39.3
  Foreign                                0.4       5.2     (13.1)
- ----------------------------------------------------------------
                                      $350.7    $466.1    $334.2
- ----------------------------------------------------------------
- ----------------------------------------------------------------


  The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                      1995     1994
- ----------------------------------------------------------------
Current assets
  Compensation and benefits                       $14.2    $14.7
  Other reserves                                   16.5     28.5
  Product coupons                                   9.8      3.7
  Capitalized interest-inventory                   12.2     12.7
  Restructuring                                    14.1     14.4
  Interest                                         11.4      9.9
  Accounts receivable                              11.8     11.9
  Miscellaneous                                    33.1     29.8
- ----------------------------------------------------------------
                                                  123.1    125.6
- ----------------------------------------------------------------

Current liabilities
  Inventories                                     (23.6)   (25.4)
  Miscellaneous                                   (14.6)   (23.4)
- ----------------------------------------------------------------
                                                  (38.2)   (48.8)
- ----------------------------------------------------------------
    Deferred income taxes
      included in Other
      current assets                               84.9     76.8
- ----------------------------------------------------------------
Noncurrent assets
  Compensation and benefits                        21.9     16.2
  Other retiree benefits                           70.1     73.3
  Other reserves                                   24.1     13.2
  Foreign exchange                                  9.8      3.7
  Miscellaneous                                    13.8     12.9
- ----------------------------------------------------------------
                                                  139.7    119.3
- ----------------------------------------------------------------
Noncurrent liabilities
  Depreciation                                   (110.3)  (115.5)
  Pensions                                        (78.5)   (70.5)
  Trademark amortization                          (55.2)   (42.9)
  Miscellaneous                                   (23.3)   (23.4)
- ----------------------------------------------------------------
                                                 (267.3)  (252.3)
- ----------------------------------------------------------------
    Deferred income taxes                        (127.6)  (133.0)
- ----------------------------------------------------------------
Net deferred tax liability                       $(42.7) $ (56.2)
- ----------------------------------------------------------------
- ----------------------------------------------------------------

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


  The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company also enters into forward foreign exchange contracts which are treated as a hedge of a portion of its investment in Gallaher.

  At December 31, 1995, the Company had outstanding forward foreign exchange contracts to purchase $141 million and sell $346 million of various foreign currencies (principally sterling), with maturities ranging from January 2, 1996 to December 31, 1996, with a weighted average maturity of 58 days. At December 31, 1994, the Company had outstanding forward foreign exchange contracts to purchase $24 million and sell $557 million of various foreign currencies (principally sterling), with maturities ranging from January 3, 1995 to December 29, 1995, with a weighted average maturity of 13 days.

  The estimated fair value of foreign currency contracts represents the amount required to enter into like contracts with similar remaining maturities based on quoted market prices. At December 31, 1995 and 1994, the difference between the contract amounts and fair values was immaterial.

  The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount.

  At December 31, 1995 and 1994, the Company had outstanding interest rate swap agreements denominated in dollars and sterling, maturing at various dates through 1999, with aggregate notional principal amounts of $277.6 million and $328.3 million, respectively. Under these agreements the Company receives a floating rate principally based on thirty day commercial paper rates, or a weighted average rate of 6.1% at December 31, 1995 and 1994, and pays a weighted average fixed interest rate of 7.4% and 7.7% for 1995 and 1994, respectively.

  At December 31, 1995 and 1994, the Company also had outstanding interest rate swap agreements denominated in sterling, maturing in 1998, with aggregate notional principal amounts of $77.7 million and $78.3 million, respectively. Under these agreements, the Company receives a fixed interest rate of 6.7% and pays a floating interest rate based on the three month London Interbank Offered Rate (LIBOR), or a weighted average rate of 6.8% at December 31, 1995 and 6% at December 31, 1994, respectively.

  The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1995, the Company would have paid $15.4 million and at December 31, 1994 would have received $2 million to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

  The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

  The estimated fair value of the Company's $1,568 million and $2,037.3 million total long-term debt (including current portion) at December 31, 1995 and 1994 was approximately $1,687.8 million and $2,072.6 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

  Concentration of credit risk with respect to accounts receivables is limited because a large number of geographically diverse customers make up the subsidiaries' domestic and international customer base, thus spreading the credit risk.

Supplementary Profit and Loss Information

Supplementary profit and loss information is as follows:

(In millions)                               1995        1994        1993
- ------------------------------------------------------------------------
Federal and foreign
  excise taxes included in
  net sales
    International tobacco               $4,976.5    $4,742.6    $4,548.0
    Distilled spirits                      485.7       488.9       505.0
    Domestic tobacco                          --       425.3       360.9
- ------------------------------------------------------------------------
                                        $5,462.2    $5,656.8    $5,413.9
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------
Research and
  development expenses                     $31.8       $43.5       $39.7
- ------------------------------------------------------------------------
- ------------------------------------------------------------------------

  The 1995 restructuring charge of $17.8 million in distilled spirits reflected a one-time charge principally in connection with a bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce.

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

Office products includes paper fastening, computer accessories, time management systems and other office products manufactured by ACCO World subsidiaries.

Golf and leisure products includes golf balls, shoes, gloves and clubs manufactured and marketed by Titleist and Foot-Joy Worldwide.

Domestic tobacco included cigarettes manufactured by American Tobacco, which was sold in December 1994.

Other businesses included optical (Dollond & Aitchison), sold in July 1994, rubber products, sold in December 1994, housewares (Prestige), sold in May 1995, and retail distribution (Forbuoys), sold in July 1995.

The Company's subsidiaries operate in the United States, Europe
(principally the U.K.) and other areas (principally Canada and Australia).

Restructuring charges (credits), net are as follows:

(In millions)                 1995    1994     1993
- ---------------------------------------------------
International tobacco           --      --    $29.8
Distilled spirits            $17.8      --    (15.8)
Hardware and home
  improvement products          --      --      4.7
Office products                 --      --      3.6
- ---------------------------------------------------
  Ongoing operations          17.8      --     22.3
Domestic tobacco                --      --     18.5
- ---------------------------------------------------
                             $17.8      --    $40.8
- ---------------------------------------------------
- ---------------------------------------------------

Net sales and operating income for the years 1995, 1994 and 1993, and identifiable assets for the related year ends by business segments and by geographic areas, are shown on page 57.

Reconciliation of identifiable assets to consolidated total assets is as follows:

(In millions)                   1995        1994        1993
- ------------------------------------------------------------
Identifiable assets         $7,845.9    $8,452.0    $9,029.3
Corporate                      175.3       172.4       193.2
Net assets of
  discontinued operations         --     1,170.0     1,344.0
- ------------------------------------------------------------
                            $8,021.2    $9,794.4   $10,566.5
- ------------------------------------------------------------
- ------------------------------------------------------------

Depreciation is as follows:

(In millions)                1995     1994     1993
- ---------------------------------------------------
International tobacco       $28.5    $41.1    $29.2
Distilled spirits            35.9     36.2     31.6
Hardware and home
  improvement products       35.2     34.4     30.7
Office products              35.8     36.7     35.4
Golf and leisure products    10.0      8.9      8.0
Corporate                     2.9      2.7      2.8
- ---------------------------------------------------
  Ongoing operations        148.3    160.0    137.7
Domestic tobacco               --     23.9     22.0
Other businesses             14.1     34.2     41.8
- ---------------------------------------------------
                           $162.4   $218.1   $201.5
- ---------------------------------------------------
- ---------------------------------------------------

Notes (concluded)

Amortization of intangibles is as follows:


(In millions)                1995     1994     1993
- ---------------------------------------------------
International tobacco        $5.1     $5.1     $2.3
Distilled spirits            34.4     33.9     32.2
Hardware and home
  improvement products       30.1     30.1     30.1
Office products              21.0     20.5     20.9
Golf and leisure products     1.2      1.1      1.0
- ---------------------------------------------------
  Ongoing operations         91.8     90.7     86.5
Other businesses              3.3      5.6      5.9
- ---------------------------------------------------
                            $95.1    $96.3    $92.4
- ---------------------------------------------------
- ---------------------------------------------------


Capital expenditures are as follows:


(In millions)                1995     1994     1993
- ---------------------------------------------------
International tobacco       $32.4    $33.0    $43.1
Distilled spirits            39.5     34.3     29.8
Hardware and home
  improvement products       68.1     45.3     62.7
Office products              36.1     33.5     26.0
Golf and leisure products    20.6     15.5     12.1
Corporate                     0.9      1.1      1.7
  Ongoing operations        197.6    162.7    175.4
- ---------------------------------------------------
Domestic tobacco               --     10.8     21.8
Other businesses             10.4     27.9     46.2
- ---------------------------------------------------
                           $208.0   $201.4   $243.4
- ---------------------------------------------------
- ---------------------------------------------------

Extraordinary Item

On April 11, 1995, holders of $199.5 million of the $200 million 5-3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and reduced the number of fully diluted shares outstanding by 5.1 million. The extinguishment of debt resulted in a charge of $2.7 million ($4.1 million pretax), or one cent per share.

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

On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

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

American Brands, Inc. and Subsidiaries

Report of Independent Accountants


To the Board of Directors and
Stockholders of American Brands, Inc.


We have audited the accompanying consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1995, 1994 and 1993. These financial statements are the responsibility of the management of American Brands, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Brands, Inc. and Subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years ended December 31, 1995, 1994 and 1993, in conformity with generally accepted accounting principles.
As discussed in Notes to Consolidated Financial Statements, in 1993 the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits and certain investments in debt and equity securities.

1301 Avenue of the Americas                   COOPERS & LYBRAND L.L.P.
New York, New York
February 1, 1996

- ----------------------------------------------------------------------------

Report of Management

To the Stockholders of American Brands, Inc.

We have prepared the consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and Common stockholders' equity for the years ended December 31, 1995, 1994 and 1993. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in the Annual Report is consistent with that in the financial statements.

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

Thomas C. Hays
Chairman of the Board and
Chief Executive Officer

Robert L. Plancher
Senior Vice President and
Chief Accounting Officer

INFORMATION ON BUSINESS SEGMENTS(1)
American Brands, Inc. and Subsidiaries

(In millions)                 1995        1994        1993        1992        1991        1990
- ----------------------------------------------------------------------------------------------
Business Segments
Net sales
International tobacco     $6,436.1    $6,168.9    $5,940.0    $6,376.6    $6,373.7    $6,394.8
Distilled spirits          1,288.6     1,268.2     1,194.6     1,268.3     1,061.2     1,005.3
Hardware and home
  improvement products     1,306.8     1,270.6     1,119.5     1,014.8       902.3       632.6
Office products            1,206.1     1,049.7       977.2     1,003.5       982.3     1,024.6
Golf and leisure products    579.3       507.1       452.7       416.2       391.0       359.5
- ----------------------------------------------------------------------------------------------
Ongoing operations        10,816.9    10,264.5     9,684.0    10,079.4     9,710.5     9,416.8
Domestic tobacco                --     1,594.7     1,501.5     1,780.3     1,726.4     1,596.6
Other businesses             550.2     1,287.3     1,445.0     1,798.4     1,756.5     1,962.0
- ----------------------------------------------------------------------------------------------
                         $11,367.1   $13,146.5   $12,630.5   $13,658.1   $13,193.4   $12,975.4
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------
Operating income
International tobacco       $553.3      $517.2      $486.5      $554.4      $528.4      $580.6
Distilled spirits            189.7       221.2       214.7       195.8       151.6       135.5
Hardware and home
  improvement products       178.3       176.5       155.5       159.0       141.5        78.1
Office products               84.5        74.5        63.2        58.1        37.7        87.2
Golf and leisure products     83.0        73.3        63.6        53.3        45.9        41.6
- ----------------------------------------------------------------------------------------------
Ongoing operations         1,088.8     1,062.7       983.5     1,020.6       905.1       923.0
Domestic tobacco                --       247.6       169.2       536.1       540.8       506.8
Other businesses               4.2         2.1        27.9        33.0        33.1        32.3
- ----------------------------------------------------------------------------------------------
                          $1,093.0    $1,312.4    $1,180.6    $1,589.7    $1,479.0    $1,462.1
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------
Identifiable assets
International tobacco     $1,909.2    $1,893.2    $1,540.2    $1,251.0    $1,690.2    $1,733.6
Distilled spirits          2,176.7     2,208.1     2,229.7     1,830.9     1,947.4     1,295.2
Hardware and home
  improvement products     1,824.7     1,806.6     1,809.0     1,786.4     1,734.6     1,720.4
Office products            1,553.6     1,540.4     1,465.7     1,510.5     1,588.4     1,692.9
Golf and leisure products    381.7       336.2       308.9       264.0       240.6       248.4
- ----------------------------------------------------------------------------------------------
Ongoing operations         7,845.9     7,784.5     7,353.5     6,642.8     7,201.2     6,690.5
Domestic tobacco                --          --       702.1       806.0       762.9       654.8
Other businesses                --       667.5       973.7       916.0     1,088.7     1,101.1
- ----------------------------------------------------------------------------------------------
                          $7,845.9    $8,452.0    $9,029.3    $8,364.8    $9,052.8    $8,446.4
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

Geographic Areas

Net sales
United States             $3,232.6    $4,676.4    $4,415.2    $4,591.2    $4,206.8    $3,880.9
Europe                     7,724.0     8,073.9     7,881.8     8,740.9     8,736.3     8,948.6
Other countries              410.5       396.2       333.5       326.0       250.3       145.9
- ----------------------------------------------------------------------------------------------
                         $11,367.1   $13,146.5   $12,630.5   $13,658.1   $13,193.4   $12,975.4
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------
Operating income
United States               $425.7      $671.4      $558.1      $914.5      $843.8      $765.0
Europe                       599.3       585.8       578.4       633.7       594.7       679.9
Other countries               68.0        55.2        44.1        41.5        40.5        17.2
- ----------------------------------------------------------------------------------------------
                          $1,093.0    $1,312.4    $1,180.6    $1,589.7    $1,479.0    $1,462.1
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

Identifiable assets

United States             $4,539.9    $4,494.1    $5,043.7    $5,150.4    $5,030.2    $4,645.7
Europe                     3,051.8     3,709.4     3,767.3     3,019.8     3,840.1     3,648.9
Other countries              254.2       248.5       218.3       194.6       182.5       151.8
- ----------------------------------------------------------------------------------------------
                          $7,845.9    $8,452.0    $9,029.3    $8,364.8    $9,052.8    $8,446.4
- ----------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------

(1) See page 54 for further Information on Business Segments.

ELEVEN-YEAR CONSOLIDATED SELECTED FINANCIAL DATA(1)
American Brands, Inc. and Subsidiaries

(In millions, except per share amounts
and number of Common stockholders)                   1995(2)      1994(2)      1993(2)
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
Operating Data
Net sales                                       $11,367.1    $13,146.5    $12,630.5
Gross profit                                      2,795.0      3,724.6      3,629.0
Depreciation and amortization                       257.5        314.4        293.9
Operating income from continuing operations       1,093.0      1,312.4      1,180.6
Interest and related expenses                       159.8        212.1        227.6
Income taxes                                        350.7        466.1        334.2
Income from continuing operations                   543.1        885.1        541.2
Income (loss) from discontinued operations            --        (151.0)       127.0
Extraordinary item                                   (2.7)          --           --
Cumulative effect of accounting changes                --           --       (198.4)
Net income                                          540.4        734.1(3)     469.8
Earnings per Common share
  Primary
    Continuing operations                           $2.90        $4.38(3)     $2.67
    Discontinued operations                            --         (.75)         .63
    Extraordinary item                               (.01)          --           --
    Cumulative effect of accounting changes            --           --         (.98)
- -----------------------------------------------------------------------------------
    Net income                                      $2.89        $3.63        $2.32
- -----------------------------------------------------------------------------------

  Fully diluted
    Continuing operations                           $2.84        $4.24(3)     $2.63
    Discontinued operations                            --         (.71)         .60
    Extraordinary item                               (.01)          --           --
    Cumulative effect of accounting changes            --           --         (.94)
- -----------------------------------------------------------------------------------
    Net income                                      $2.83        $3.53        $2.29
- -----------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
Common Share Data

Dividends paid                                      $376.2      $401.7       $397.5
Dividends paid per share                             $2.00     $1.9925        $1.97
Average number of shares outstanding                 186.9       201.6        201.8
Book value per share                                $21.69      $22.97       $21.09
Number of stockholders, December 31(4)              56,769      60,611       63,537
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
Balance Sheet Data

Inventories                                       $1,840.2    $2,015.7     $2,043.2
Current assets                                     3,164.0     4,670.9(5)   3,733.1
Working capital                                      752.7     1,555.4(5)     575.4
Property, plant and equipment, net                 1,137.3     1,212.7      1,472.1
Intangibles, net                                   3,305.2     3,549.1      3,637.9
Net assets of discontinued operations                   --          --      1,344.0
Total assets                                       8,021.2     9,794.4     10,566.5
Short-term debt                                      710.8       705.8      1,182.9
Long-term debt                                     1,154.6     1,512.1      2,492.4
Redeemable preferred stock                              --          --           --
Common stockholders' equity                        3,863.1     4,621.8      4,254.3
Capital expenditures                                 208.0       201.4        243.4
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------

(1) See pages 24 through 35 of Financial Section.
(2) See page 43 for Acquisitions and Dispositions. 1991 includes the acquisition in December by Jim Beam Brands Co. of certain
distilled spirits trademarks. 1990 includes the acquisitions of The Moen Group, Inc.
in August and Whyte & Mackay in February. 1988
includes the acquisition in February of Aristokraft, Waterloo Industries, Twentieth
Century Companies, Day-Timers and Vogel
Peterson. 1987 includes acquisitions in August of ACCO World Corporation and in
May of National Distillers and Chemical Corporation's distilled spirits business.

     1992         1991(2)      1990(2)      1989         1988(2)     1987(2)     1986        1985
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
$13,658.1    $13,193.4    $12,975.4    $11,090.4    $11,056.6    $9,152.9    $7,252.9    $6,205.6
  4,051.3      3,823.0      3,702.5      3,085.1      2,906.2     2,212.5     1,754.1     1,493.6
    289.0        266.2        244.1        198.7        201.4       141.3        98.5        86.3
  1,589.7      1,479.0      1,462.1      1,242.9      1,120.6       901.5       627.4       675.3
    251.6        246.6        259.3        261.7        244.6       131.1        77.1        81.0
    464.4        387.4        414.7        383.5        332.9       313.4       235.3       262.5
    786.9        716.2        507.1        543.4        480.0       391.3       254.0       301.3
     96.9         89.9         81.5         89.9         85.9       121.3       107.8       123.1
       --           --           --           --           --          --          --          --
       --           --           --           --           --          --          --          --
    883.8        806.1        588.6(3)     633.3        565.9       512.6       361.8       424.4


    $3.81        $3.47        $2.53(3)     $2.79        $2.40       $1.71       $1.08       $1.29
      .48          .44          .42          .48          .45         .54         .49         .56
       --           --           --           --           --          --          --          --
       --           --           --           --           --          --          --          --
- -------------------------------------------------------------------------------------------------
    $4.29        $3.91        $2.95        $3.27        $2.85       $2.25       $1.57       $1.85
- -------------------------------------------------------------------------------------------------

    $3.69        $3.33        $2.43(3)     $2.63        $2.29       $1.67       $1.07       $1.27
      .44          .41          .37          .42          .40         .51         .47         .54
       --           --           --           --           --          --          --          --
       --           --           --           --           --          --          --          --
- -------------------------------------------------------------------------------------------------
    $4.13        $3.74        $2.80        $3.05        $2.69       $2.18       $1.54       $1.81
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

   $368.0       $323.7       $274.3       $238.0       $221.9      $232.4      $224.1      $214.9
   $1.805      $1.5925       $1.405       $1.255        $1.13      $1.055      $1.019       $.975
    204.0        202.6        194.5        189.2        193.4       220.3       219.7       220.4
   $21.14       $20.42       $17.98       $15.21       $13.20      $13.24      $11.51      $10.82
   63,929       66,950       69,378       72,404       77,106      83,004      86,477      94,862
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

 $1,810.2     $2,141.5     $2,043.8     $1,675.0     $1,815.9    $1,693.4    $1,264.4    $1,254.8
  3,453.1      3,869.8      3,829.4      3,005.4      3,080.2     3,414.0     2,052.3     1,975.6
    664.4        609.4        622.3        440.2        434.5     1,006.6       415.6       660.0
  1,406.4      1,472.4      1,488.3      1,201.7      1,179.6     1,078.7       745.1       637.1
  3,104.0      3,284.0      2,975.3      1,831.4      1,911.2     1,381.6       532.1       453.5
  1,274.2      1,239.0      1,143.4      1,114.0      1,273.3     1,249.8     1,710.9     1,607.6
  9,868.8     10,521.9      9,759.8      7,625.7      7,879.7     7,330.3     5,145.6     4,735.0
    824.7        730.6        845.4        740.0        829.3       751.4       465.0       375.6
  2,406.8      2,551.9      2,433.8      1,717.4      2,359.2     1,631.5       671.1       735.5
       --        130.1        131.9        135.6        137.5       137.5       137.5       137.5
  4,282.5      4,163.3      3,602.0      2,912.4      2,466.4     2,915.3     2,529.1     2,369.2
    285.7        232.0        293.1        253.8        226.7       181.7       199.2       133.2
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(3) Net income and primary and fully diluted earnings per Common share in 1994 include $267 million and $1.32 and $1.25, respectively, on the net gain on disposal of businesses (see page 43 for Dispositions) and in 1990 include $179.9 million and 93 cents and 83 cents, respectively, relating to a write-down of an investment.
(4) On January 31, 1996, there were 56,547 Common stockholders of record, not necessarily reflecting beneficial ownership.
(5) Includes $1,170 million of net assets of discontinued operations.