Form 10-K405, Exhibit 13
period 1996-12-31
AMERICAN BRANDS INC /DE/
filed 1997-03-14
CIK 789073

                                                                      EXHIBIT 13



Financial Contents

Results of Operations
 ............................................page            27

Financial Condition
 ............................................page            36

Consolidated Statement
of Income
 ............................................page            39

Consolidated Balance Sheet
 ............................................page            40

Consolidated Statement
of Cash Flows
 ............................................page            42

Consolidated Statement
of Stockholders' Equity
 ............................................page            43

Notes to Consolidated Financial
Statements
 ............................................page            44

Report of Independent
Accountants
 ............................................page            57

Report of Management
 ............................................page            57

Information on Business
Segments
 ............................................page            58

Six-Year Consolidated Selected
Financial Data
 ............................................page            59

Results of Operations
American Brands, Inc. and Subsidiaries


                                           Net sales                     Operating income(1)
                              ---------------------------------   ---------------------------------
(In millions)                      1996        1995        1994        1996        1995        1994
---------------------------------------------------------------------------------------------------
Ongoing operations
  International tobacco       $ 6,861.6   $ 6,439.0   $ 6,174.8   $   488.2   $   554.1   $   521.1
  Distilled spirits             1,303.5     1,288.6     1,268.2       208.4       189.7       221.2
  Hardware and home
    improvement products        1,374.1     1,306.8     1,270.6       184.1       178.3       176.5
  Golf and leisure products       811.4       579.3       507.1       109.0        83.0        73.3
  Office products               1,228.7     1,206.1     1,049.7        95.6        84.5        74.5
                              ---------   ---------   ---------   ---------   ---------   ---------
                               11,579.3    10,819.8    10,270.4     1,085.3     1,089.6     1,066.6
Domestic tobacco(2)                  --          --     1,594.7          --          --       247.6
Other businesses(2)                  --       547.3     1,281.4          --         3.4        (1.8)
                              ---------   ---------   ---------   ---------   ---------   ---------
Continuing operations         $11,579.3   $11,367.1   $13,146.5   $ 1,085.3   $ 1,093.0   $ 1,312.4
                              =========   =========   =========   =========   =========   =========

(1) Operating income represents net sales less all costs and expenses excluding corporate administrative expenses, interest and related expenses and other (income) expenses, net.
(2)  See page 46 for Dispositions.


CONSOLIDATED

1996 Compared to 1995

Net sales and operating income from continuing operations increased 2% and decreased 1%, respectively.

     Net sales and operating income from ongoing operations, which exclude other businesses sold in 1995 (see page 46 for Dispositions), increased 7% and decreased 0.4%, respectively. Net sales increased due to price increases (including international tobacco excise tax increases), new products and line extensions (principally in international tobacco), and the inclusion of Cobra Golf, acquired in January 1996, partly offset by volume declines, principally in international tobacco and distilled spirits. Excluding restructuring charges of $88.8 million in international tobacco in 1996 and $17.8 million in distilled spirits in 1995, operating income from ongoing operations was up 6% on the higher sales, partly offset by increased operating expenses. The effects of lower average exchange rates on sales and operating income were not significant.

     Interest and related expenses increased $18.9 million (12%) due to higher average borrowings to fund the purchase of Cobra and Common share purchases.

     The unfavorable change in other (income) expenses, net, reflected interest income in 1995 from the investment of proceeds from the disposition of The American Tobacco Company and of the Franklin life insurance business.

     The 1996 restructuring charge in international tobacco amounted to $88.8 million ($59.5 million after taxes), or 34 cents and 33 cents on a primary and fully diluted per share basis. The 1995 restructuring charge in distilled spirits amounted to $17.8 million ($12.2 million after taxes), or six cents per share on both a primary and fully diluted per share basis.

     The 1995 gain on disposal of businesses, net, reflected a $20 million reversal of the $245 million loss provision recorded in 1994 in connection with the disposal of nonstrategic businesses and increased 1995 primary and fully diluted E.P.S. by ten cents and nine cents, respectively.

     Income from continuing operations was $496.8 million, or $2.86 per Common share, compared with $543.1 million, or $2.90 per share, last year. Excluding restructuring charges and amounts related to businesses disposed, income from continuing operations was $556.3 million, or $3.20 per Common share, compared with $539.6 million, or $2.88 per share, last year.

     The extraordinary item charge in 1996 of $10.3 million ($15.8 million pre-tax), or six cents per share, and the 1995 charge of $2.7 million ($4.1 million pre-tax), or one cent per share, reflected the extinguishment of debt. See page 55 for Extraordinary Items.

     Net income of $486.5 million, or $2.80 per Common share, compared with $540.4 million, or $2.89 per share, last year. The Company, through Common share purchases and redemption of convertible debentures, reduced outstanding fully diluted shares by 12.8 million and 30 million in 1996 and 1995, respectively. During 1996, the Company purchased 10 million Common shares at an aggregate cost of $444.3 million, which, after consideration of the related impact on borrowing levels, interest expense and net income, benefited primary earnings per share by 16 cents and fully diluted earnings per share by 20 cents.

     On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. Completion of the transaction, which is expected around mid-1997, is pending receipt of favorable tax rulings and relevant stockholder approvals. When the spin-off is completed, the name of the Company will be changed to Fortune Brands and the financial statements will be restated to show tobacco operations (Gallaher and The American Tobacco Company) as discontinued operations. Following the transaction, the Company's stockholders will own shares in two publicly-traded companies--Fortune Brands and Gallaher.

     Earnings per Common share in 1997 will continue to benefit from the Company's 1996 purchase of shares of Common stock. Following the proposed spin-off of Gallaher, the Company will consider purchasing up to 10 million additional Common shares depending on market conditions and investment needs and opportunities. The Company is also reviewing productivity-enhancing opportunities at the non-tobacco operations, and anticipates that this review may result in restructuring charges in 1997.

     The Company derived 49% of its operating income in 1996 from Europe, primarily the United Kingdom. As a result, fluctuations in foreign currencies, principally sterling, can have a significant effect on dollar results in future periods. If the planned spin-off of Gallaher occurs, changes in the sterling exchange rate will have significantly less impact on the results of operations of Fortune Brands.

     For a description of certain pending litigation, see page 56. As stated therein, it is not possible to predict the outcome of such litigation, but management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

     Subsidiaries of the Company are involved in proceedings concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. As of February 3, 1997, various subsidiaries of the Company had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 44 sites. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

1995 Compared to 1994

Net sales and operating income from continuing operations decreased 14% and 17%, respectively.

     Net sales and operating income from ongoing operations, which exclude domestic tobacco and other businesses sold in 1995 and 1994, increased 5% and 2%, respectively. Excluding the favorable effects of higher average foreign exchange rates of $197.2 million and $15.5 million, net sales and operating income from ongoing operations were up 3% and 1%, respectively. Net sales increased due to price increases (including international tobacco excise tax increases), new products and line extensions, partly offset by volume declines, principally in international tobacco. Operating income increased due to the higher sales, partly offset by increased operating expenses.

     Interest and related expenses decreased $52.3 million (25%) due to lower average borrowings. Higher interest income caused the favorable change in other (income) expenses, net. Both changes reflected the use of proceeds from the disposition of The American Tobacco Company and of the Franklin life insurance business.

     The net gain on disposal of businesses in 1995 reflected a $20 million reversal of the estimated loss recorded in 1994 in connection with the businesses disposed. 1994 reflected a $577.9 million pre-tax gain on the sale of domestic tobacco, partly offset by a $245 million pre-tax loss in connection with the businesses disposed.

     The effective income tax rate of 39.2% in 1995 increased from 34.5% in 1994, principally as a result of the lower effective income tax rate on 1994's net gain on disposal of businesses and lower reversals of tax provisions no longer required in 1995.

     Income from continuing operations was $543.1 million, or $2.90 per Common share in 1995, compared with $885.1 million, or $4.38 per share in 1994. The decrease was largely due to 1994's $267 million, or $1.32 per share, net gain on disposal of businesses as well as the absence of The American Tobacco Company's results of operations, partly offset by 1995's $20 million provision reversal for disposal of businesses.

     The extraordinary item resulted from a charge of $2.7 million ($4.1 million pre-tax), or one cent per share, for the extinguishment of debt. See page 55 for Extraordinary Items.

     Net income of $540.4 million, or $2.89 per Common share, compared with $734.1 million, or $3.63 per share, in 1994, which included a loss of $151 million, or 75 cents per share, from the discontinued life insurance operations. The Company, through Common share purchases and the extinguishment of debt, reduced outstanding fully diluted shares by 30 million, or more than 14% in 1995. During 1995, the Company purchased 24.7 million Common shares at an aggregate cost of $981.1 million, which, after consideration of the related impact on borrowing levels, interest expense and net income, benefited primary earnings per share by 11 cents and fully diluted earnings per share by 14 cents.

International Tobacco

General

The tobacco market in developed economies has been subject to significant regulatory influence and/or voluntary agreements with governments in recent years, including the levying of substantial tax and duty charges, the imposition of restrictions on advertising and marketing, the introduction of health warnings on packaging, restrictions on the tar content of cigarettes and the prohibition of smoking in many public places. Partly as a result of certain of these measures, tobacco consumption in certain of Gallaher's principal markets has declined in recent years and Gallaher expects this trend to continue. Gallaher has taken steps to limit the impact of this decline on its operations. Gallaher has invested heavily in its brands to build brand recognition and thereby strengthen its position in the event that further restrictions are imposed on tobacco advertising. In the U.K., its principal market, Gallaher has broadened its portfolio through product launches and brand extensions in order to benefit from growth in specific sectors of the market, such as those for lower tar and lower price cigarettes, and to increase its ability to compete for market share. Gallaher has also established market positions in the Republic of Ireland, key markets in continental western Europe and part of the former Soviet Union, further reducing its sensitivity to regulatory changes in any single country.

     Advertising, promotion and brand building play a key role in Gallaher's business, with significant expenditures on programs in the U.K. and overseas to support its key brands and to develop the markets for new brands and brand extensions. It is possible, however, that any further regulation in respect of advertising and promotion in its key markets would have an adverse effect on Gallaher's sales and operating performance. A general election is to take place in the U.K. before the end of May 1997. The U.K. Labour Party has indicated that if it were to form the next government, it would legislate further advertising restrictions on tobacco products. It is unclear which forms of marketing and promotion would be affected and to what extent, if any, this would affect sales and profitability in the U.K. tobacco market.

     A significant factor affecting Gallaher's operations is the government duty on tobacco products. Continuing the trend of tax increases in recent years, the U.K. budget announcements in November 1996 and 1995 each resulted in 15 pence increases and in November 1994 a 10 pence increase in the tax on a typical pack of cigarettes. A supplemental budget announcement in December 1994 resulted in a further increase of 6 pence in the tax on a typical pack of cigarettes effective January 1, 1995. The current U.K. government has expressed an intent to increase duty on tobacco products by an average of at least 3% per annum in excess of the rate of inflation. This represents an annual direct increase in cost of sales for Gallaher, which, if passed on to the retail trade, would be expected to affect the consumption of tobacco products. Gallaher has generally passed on the full duty increases to its customers in recent years with the result that these amounts are included in net sales and cost of sales. The continuing impact of price increases, principally due to substantial duty increases in recent years, has reduced annual industry volumes, led to greater price competition and accelerated trading down by consumers to lower price brands, resulting in pressure on margins. These changes are particularly affecting Gallaher, the majority of whose sales are in the premium sector.

     In 1996, 86% of Gallaher's tobacco sales of (Pounds Sterling) 4.4 billion and 83% of operating income of (Pounds Sterling) 367.1 million, excluding the restructuring charge, were in the U.K. Over the period 1992 to 1996, total cigarette consumption in certain of Gallaher's principal markets declined, with total consumer sales in the U.K. falling by an average of 2.5% per annum. Within this overall downward trend, however, growth has been apparent in certain sectors of the U.K. market, particularly those for lower tar products, lower price brands and distributors' and retailers' own-label product lines.

     Gallaher's share of U.K. unit sales to consumers increased significantly from a level of 32.3% in 1985 to a peak of 42.9% in 1990 and was 39.1% in 1996. In 1988, Gallaher became the cigarette market leader in the U.K. The growth in share was achieved through, among other measures, the introduction of a series of creative advertising campaigns to build consumer awareness of Gallaher's products and the launches of new brands and brand extensions. The reduction in share in recent years has been primarily a result of the trend away from premium price cigarettes to lower price products.

     Historically, Gallaher's sales in the U.K. have peaked in the weeks preceding the budget announcement, as trade customers have sought to avoid the expected duty increases by acquiring inventories of tobacco products at pre-budget prices. Shipments were affected by such changes in trade buying patterns related to the U.K. budget announcements at the end of 1996, 1995 and 1994. In addition, as a result of paying duty at the pre-budget rate, Gallaher has held significantly higher inventory values in the months immediately following the U.K. government's budget announcement. Any unexpected change in the timing of the budget announcement or in the regulations relating to the application of duty increases could have a material impact on Gallaher's operating performance, as could the outcome of pending litigation, not involving Gallaher, if it resulted in commercial organizations being entitled to act as agents for U.K. individuals to bring into the U.K. tobacco products on which duty had been paid in another European Union member state without the need to pay U.K. excise duty.

1996 Compared to 1995

Net sales in sterling were up 7% on price increases (principally resulting from higher U.K. tobacco taxes and the April 1996 and 1995 manufacturers' price increases), the inclusion of one additional month's results for Gallaher (Dublin) (change to a calendar year-end added (Pounds Sterling) 26 million sterling to net sales and an immaterial amount to operating income) and a slight increase in U.K. cigarette unit sales, reflecting benefits from the launch of Sovereign and growth in Mayfair. Gallaher's estimated share of U.K. consumer sales was 39.1% in 1996, as compared with 39.2% in 1995. Gallaher's share of U.K. cigarette market shipments was estimated to be 39.3% for the year, as compared with 40% in 1995. Gallaher (Dublin) also benefited from volume gains and favorable exchange rates. Gallaher's worldwide cigarette unit sales were up 3%. Operating income in sterling decreased 10%. Excluding a (Pounds Sterling)
53.3 million restructuring charge in 1996, operating income in sterling was up 5%, on higher sales, partly offset by increased advertising and promotional costs to support the launch of Sovereign in the U.K. In dollars, net sales and operating income, excluding the restructuring charge, increased 7% and 4%, respectively, reflecting translation at lower average foreign exchange rates.

     The restructuring charge, primarily covering termination costs, reflects Gallaher's plan announced in December 1996 to consolidate cigarette production in the U.K. into one factory. The three- to four-year program will result in the expansion of Gallaher's factory and installation of new high-speed cigarette machinery at Lisnafillan, Northern Ireland, creating about 300 new positions, and the closing of the Hyde factory in Manchester, England with the elimination of all 950 positions. The timetable of the plan reflects the lead time needed for the manufacture and installation of the new cigarette machinery.

1995 Compared to 1994

Net sales in sterling were up 2%, principally on price increases resulting from higher U.K. tobacco taxes and manufacturers' price increases in April 1995 and 1994. The effect of these price increases was partly offset by a 5.8% U.K. cigarette unit sales decline, which was affected by changes in trade buying patterns related to the U.K. budget announcements at the end of 1995 and 1994. Gallaher's worldwide cigarette unit sales were down 5.3%. Operating income in sterling increased 4% on higher sales, partly offset by higher operating expenses, including increased advertising and promotional costs on U.K. support for Benson and Hedges Special Filter. In dollars, net sales and operating income increased 4% and 6%, respectively, reflecting translation at higher average foreign exchange rates.

Distilled Spirits

1996 Compared to 1995

Net sales and operating income increased 1% and 10%, respectively. Excluding the 1995 restructuring charge of $17.8 million, operating income increased slightly. The 1995 restructuring charge reflected a bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce.

     The sales increase reflects one additional month (change to calendar year-end added $34.3 million) of Whyte & Mackay U.K. operations, higher volume applicable to international sales (primarily Jim Beam bourbon and premixed cocktails) and private label Scotch whisky sales, price increases on certain products (primarily Jim Beam bourbon and, in the U.S. market, DeKuyper cordials), and the benefit of new product introductions in the U.S. market, largely offset by volume declines (primarily in the U.S. market and on branded products from the U.K. operations) and the effect of the reduction in U.K. excise taxes.

     The small increase in operating income, excluding the 1995 restructuring charge, reflects improved results from Jim Beam bourbon international sales, particularly in Australia, and the private label Scotch whisky business, partly offset by lower profits in the U.S. domestic market and from U.K.-based branded products. The inclusion of the additional month of the Whyte & Mackay business had an immaterial effect on operating income. U.S. domestic results were negatively impacted by volume declines, including the effects of lower distributor inventories, and higher brand support spending, offset in part by price increases on key brands such as Jim Beam bourbon and DeKuyper cordials and by higher earnings from new product introductions. U.K.-based branded products profitability was negatively impacted by lower volume and increased brand support spending. Total marketing expenses increased 17%, reflecting higher support of new products in the North American market and Whyte & Mackay branded products in the U.K.

     The November 1996 U.K. budget resulted in a 26 pence tax reduction on a typical bottle following a similar reduction of 27 pence in November 1995. The supplemental 1994 U.K. budget resulted in a 26 pence tax increase on a typical bottle effective January 1, 1995, whereas the 1993 U.K. budget did not result in any tax change. While considered from time to time, the last excise tax increase on distilled spirits in the U.S. was an 8% increase effective January 1, 1991.

     In recent years, distilled spirits consumption in many countries, including the U.S., continued its long-term decline. It is estimated that overall sales of distilled spirits in the U.S. declined by 2-3% in each year since 1993. Total unit depletions (sales into retail distribution) by JBB Worldwide in the U.S. decreased by 3.3%, 3.4% and 2.8% in 1996, 1995 and 1994, respectively. Whiskey consumption has declined faster than the overall rate of decline of distilled spirits consumption in the U.S. Whiskeys comprise over 50% of JBB Worldwide's U.S. unit sales, a larger percentage than the estimated 34% of unit sales for the overall U.S. market. In recent years, the market for beverage alcohol has demanded an increasingly broad variety of products, particularly in the U.S.

     During 1996, certain competitors of JBB Worldwide began television and radio broadcast advertising of distilled spirits products in the U.S. market, and the national distilled spirits industry association retracted a previous voluntary ban on such activities. These developments have created a certain amount of controversy and threats of government regulation and other actions at federal, state and local levels. JBB Worldwide, through its Jim Beam subsidiary, has not begun any such advertising but may yet do so in response to competitive conditions. Other operating units outside the U.S. have previously begun such broadcast advertising in markets where legal and not in violation of voluntary restrictions by industry groups.

     While it is impossible to predict any future U.K. and U.S. tax increases, as well as any restrictions on advertising, any such increases or restrictions may have an adverse effect on unit sales and add to continuing industry declines.

1995 Compared to 1994

Net sales increased 2% and operating income decreased 14%. Excluding the $17.8 million restructuring charge in 1995 and nonrecurring benefits (including one-time bulk sales) at Whyte & Mackay in 1994, operating income increased 3%.

     Beam's sales increased 2% on the introduction of After Shock cordial, higher international shipments, and price increases, partly offset by lower domestic shipments. Operating income increased 2% on the higher sales, partly offset by higher marketing expenses and increased costs of materials. The increased marketing expenses included costs to promote Jim Beam bourbon's 200th anniversary and the introduction of After Shock as well as higher international expenditures. International sales and operating income increased on higher shipments, principally in Australia and Germany.

     Whyte & Mackay's sales in sterling decreased 1% on unfavorable comparison to last year's benefit from one-time bulk sales, partly offset by the effects of the supplemental 1994 U.K. budget 26 pence tax increase on a typical bottle, effective January 1, 1995 and export volume increases in Scotch whisky. Operating income in sterling decreased 80%, principally due to the 1995 restructuring charge and an unfavorable comparison to 1994's benefits from one-time bulk sales and other nonrecurring benefits.

Hardware and Home Improvement Products

1996 Compared to 1995

Net sales increased 5% on price increases, line extensions, new products and higher overall volume. All four companies in the group reported increased sales except Master Lock, which was flat. The overall volume increase resulted from Moen, while the other companies reported lower volume. Price, line extension and new product increases were reported by all companies.

     Operating income increased 3% on the sales increase, and a $2.2 million gain on the sale of Moen's joint venture in Taiwan, partly offset by increased manufacturing and operating expenses. The manufacturing expense increase reflects higher labor and overhead costs. The higher operating expenses reflect higher selling and distribution expenses (principally Moen and Master Lock to meet competitive activities), increased research and development expenses at Moen, and an unfavorable comparison to last year's reversal of reserves related to a joint venture. All companies but Master Lock reported increased operating income. Master Lock declined on lower volume and increased spending on selling and pricing programs as a result of a shift by mass merchants to competitors' value-priced products. In response to these competitive conditions, on January 1, 1997, Master Lock decreased prices on its core padlock products by an average of 15% and aggressive restructuring actions are being considered to reduce costs.

     As the home building industry continues to consolidate, the growth of large mass merchants and home centers will continue to present pricing and service challenges to manufacturers.

1995 Compared to 1994

Net sales increased 3% on price increases, line extensions and new products, partly offset by volume declines. All four companies in the group achieved higher sales. Operating income increased 1% as the sales increase and lower operating expenses were largely offset by increased raw material costs and effects of lower volume. All companies reported improved operating income, except Moen. Moen's decline reflected a downturn in its U.S. market, principally in the second and third quarters, higher raw material and marketing costs and the effects of difficult economic conditions in Taiwan and Canada.

Golf and Leisure Products

1996 Compared to 1995

Net sales increased 40% on the inclusion of Cobra, acquired January 24, 1996, and volume gains in all product lines, reflecting benefits from line extensions and new products, partly offset by lower average foreign exchange rates. Operating income was up 31% on the inclusion of Cobra and an increase at Titleist and Foot-Joy Worldwide. Cobra's lower than expected results were due primarily to startup production problems and marketing costs associated with new products. Titleist's increased operating income reflected the higher sales, partly offset by higher operating expenses, principally associated with the support and development of new products to meet competitive activity.

1995 Compared to 1994

Net sales were up 14% on increased volume in all product lines, reflecting benefits from line extensions and new products. Operating income increased 13% on higher sales, partly offset by higher operating expenses, principally marketing and volume-related expenses including costs related to European expansion.

Office Products

1996 Compared to 1995

Net sales increased 2%. Excluding the office furniture operations sold in 1995 and the acquisition of Advanced Gravis in September 1996, sales increased 5% on new products and price increases, partly offset by volume declines in existing product lines and lower average foreign exchange rates. Operating income increased 13% reflecting the sales increase and improved gross margin (principally reflecting the price increases), partly offset by higher operating expenses, principally customer programs and new product and business development costs in North America and increased freight and distribution expenses in Europe. Comparisons for Day-Timers were adversely affected by the impact of strong initial sales into the retail channel in 1995.

     As the office products industry continues to consolidate, the growth of large retailers will continue to present pricing and service challenges to manufacturers.

1995 Compared to 1994

Net sales increased 15% on new products and volume increases reflecting continued market share gains, higher average foreign exchange rates and limited price increases. Operating income was up 13%, principally in domestic businesses, reflecting the sales increase, partly offset by higher raw material costs, which were not fully recovered by the price increases, and higher marketing and volume-related expenses.

Quarterly Financial Data
unaudited

(In millions, except per share amounts)

1996                                     1st         2nd         3rd        4th
--------------------------------------------------------------------------------
Net sales                           $2,737.9    $2,486.0    $2,920.1   $3,435.3
Gross profit                           678.7       667.7       710.0      837.7
Operating income                       274.3       254.6       293.1      263.3
Income from continuing operations     $124.1      $122.0      $136.7     $114.0
Extraordinary items                    (10.3)         --          --         --
                                    --------    --------    --------   --------
Net income                            $113.8      $122.0      $136.7     $114.0
                                    --------    --------    --------   --------
Earnings per Common share
  Primary
    Continuing operations               $.70        $.69        $.80       $.67
    Extraordinary items                 (.06)         --          --         --
                                    --------    --------    --------   --------
    Net income                          $.64        $.69        $.80       $.67
                                    --------    --------    --------   --------

  Fully diluted
    Continuing operations               $.68        $.68        $.79       $.65
    Extraordinary items                 (.06)         --          --         --
                                    --------    --------    --------   --------
    Net income                          $.62        $.68        $.79       $.65
                                    ========    ========    ========   ========

1995                                     1st         2nd         3rd        4th
--------------------------------------------------------------------------------
Net sales                           $2,792.5    $2,594.7    $2,895.3   $3,084.6
Gross profit                           688.3       676.9       690.1      739.7
Operating income                       262.2       238.3       278.4      314.1
Income from continuing operations     $116.6      $119.1      $153.3     $154.1
Extraordinary items                       --        (2.7)         --         --
                                    --------    --------    --------   --------
Net income                            $116.6      $116.4      $153.3     $154.1
                                    --------    --------    --------   --------
Earnings per Common share
  Primary
    Continuing operations               $.60        $.63        $.82       $.85
    Extraordinary items                   --        (.01)         --         --
                                    --------    --------    --------   --------
    Net income                          $.60        $.62        $.82       $.85
                                    --------    --------    --------   --------
  Fully diluted
    Continuing operations               $.59        $.62        $.80       $.83
    Extraordinary items                   --        (.01)         --         --
                                    --------    --------    --------   --------
    Net income                          $.59        $.61        $.80       $.83
                                    ========    ========    ========   ========

The fourth quarter of 1996 includes a restructuring charge of $88.8 million ($59.5 million after taxes), or $.34 and $.33 per Common share primary and fully diluted, respectively, in international tobacco related to the closing of a U.K. cigarette factory.

Financial Condition

American Brands, Inc. and Subsidiaries

CASH FLOW

Net Cash Provided from Continuing Operating Activities

Net cash provided from continuing operating activities in 1996 was $474.4 million, as compared with $591.6 million in 1995. Fluctuations in inventories, accounts payable, accrued taxes and accounts receivable are principally attributable to the impact of U.K. budget announcements, including the U.K. supplemental budget announcement in 1994, and the absence of U.K. retail distribution operations sold in 1995. Net cash provided in 1996 was also impacted unfavorably by the inclusion of Cobra's working capital requirements and the change to a calendar year-end at Gallaher (Dublin). The 1995 net cash provided included the payment of $29.4 million related to the "put" exercise premium on the 5-3/4% Eurodollar Convertible Debentures.

Net Cash (Used) Provided by Investing Activities

Net cash used by investing activities in 1996 was $918 million, as compared with net cash provided in 1995 of $1.1 billion. The net cash used in 1996 was principally attributable to the acquisition of Cobra in 1996. Net cash provided in 1995 was principally attributable to proceeds received from the disposition of operations.

     Capital expenditures. Capital spending is focused on the operating companies becoming the lowest cost producers of the highest quality products. Capital expenditures in 1996 were $239.6 million, as compared with $208 million in 1995. This increase is principally attributable to higher expenditures in golf and leisure due primarily to the expansion of a ball plant. See page 55 for capital expenditures. Funds for 1997 capital expenditures, estimated at $220 million, are expected to be generated internally.

     Dispositions. Proceeds from the disposition of the Franklin life insurance business and of other nonstrategic businesses in 1995 were $1.3 billion. On December 22, 1994, the Company sold American Tobacco for $1 billion.

     Acquisitions. In January 1996, Cobra was acquired for $712 million, including fees and expenses.

Net Cash Provided (Used) by Financing Activities

Net cash provided by financing activities in 1996 was $424.2 million, as compared with net cash used in 1995 of $1.7 billion. The change resulted principally from 1996 borrowings, primarily in the short-term capital markets, and lower purchases of Common stock for treasury. The Company's purchases of Common stock amounted to $444.3 million during 1996, as compared with $988.4 million in 1995.

PROPOSED SPIN-OFF OF GALLAHER TOBACCO

On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher will borrow and pay to Fortune Brands approximately $1.4 billion. Fortune Brands will use the proceeds (approximately $1.25 billion after taxes) initially to pay down short-term debt. The Gallaher debt will be in addition to its seasonal working capital requirements.

DIVIDENDS

Dividends paid per Common share in 1996 were $2.00 per share. Dividends paid to Common stockholders in 1996 decreased to $347.2 million from $376.2 million, reflecting lower shares outstanding during 1996.

     Although the dividend payout ratio continues to be higher than it has been in the past, the ratio may be brought down over time with future growth in earnings per share. The payout ratio for Fortune Brands is anticipated to be lower than that of American Brands.

     Following the completion of the proposed spin-off of Gallaher, the combined initial annualized dividend per share currently contemplated by the management of both companies (Fortune Brands and Gallaher) will equal, based on a $1.56 sterling exchange rate on the date of the announcement, the existing $2.00 per share American Brands dividend. U.S. and eligible U.K. taxpayers will effectively receive about another 30 cents, or 15%, for a total of about $2.30 per share. This added benefit comes in the form of a refund or credit of the U.K. Advance Corporation Tax ("A.C.T.") that is paid by Gallaher on its dividends. U.S. taxpayers will be entitled to a cash refund of the A.C.T. paid by Gallaher less applicable U.K. withholding taxes which can be credited against their U.S. income tax liability. The U.S. foreign tax credit is subject to complicated limitations.

     Future dividends for Fortune Brands and Gallaher will be determined by, and will be at the discretion of, the respective Board of each company following the spin-off, subject to available profits and other considerations.

     It is currently contemplated that any post spin-off dividend payable by Gallaher in respect of 1997 will be paid as to 50% of such dividend in the form of an interim dividend in 1997 and as to the other 50% as a final 1997 dividend, subject to Gallaher shareholder approval, payable in 1998. Thereafter, Gallaher anticipates that any dividends will be paid in the form of a one-third interim dividend and a two-thirds final dividend, as is customary for many U.K. companies.

FINANCIAL POSITION

At December 31, 1996, total debt increased $1.2 billion to $3.1 billion. Short-term debt increased $748.9 million and long-term debt increased $443.7 million. The ratio of total debt to total capital increased to 45.4% at year-end 1996, from 32.5% at year-end 1995. The increase was principally due to increased commercial paper borrowings primarily for the Cobra acquisition and additional Common share purchases.

     On March 5, 1996, the Company redeemed its $150 million 7-5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest. On March 1, 1996, the Company redeemed its $150 million 9-1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus accrued interest. In connection with the redemptions, the Company reduced the number of fully diluted shares outstanding by 2.8 million. The Company redeemed these debentures from existing resources.

     At December 31, 1996, the Company had $850 million of debt securities (including Medium Term Notes) available for sale under its shelf registration with the Securities and Exchange Commission.

     At year-end 1996, the Company had $4 billion of long-term credit facilities, substantially all of which remained unused. These facilities are available for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. In addition, Gallaher had (Pounds Sterling) 150 million ($257 million) in committed, short-term revolving credit agreements available for general corporate purposes, including acquisitions.

     Management believes that the Company's internally generated funds, together with its access to global credit markets, are more than adequate to meet the Company's capital needs.

     Working capital decreased to $178.1 million in 1996 from $752.7 million in 1995 principally due to higher levels of short-term debt, partly offset by other increases in working capital. Management believes that the 1996 level was adequate to support continued growth. Accounts receivable increased principally due to higher sales in the fourth quarter of 1996, the inclusion of Cobra and the higher sterling foreign exchange rate at December 31, 1996. The increase in inventories reflects higher levels of duty paid finished goods inventories in international tobacco, higher sterling foreign exchange rate and the inclusion of Cobra.

FOREIGN EXCHANGE

The Company has sizable investments in Europe, primarily in the U.K. Therefore, changes in the value of foreign currencies, principally sterling, affect the Company's balance sheet and cash flow statements when translated into U.S. dollars.

     If the planned spin-off of Gallaher occurs, changes in the sterling exchange rate will have significantly less impact on the financial statements of Fortune Brands.

FINANCIAL INSTRUMENTS

The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments, principally forward foreign exchange contracts, are used to reduce the impact of changes in foreign currency exchange rates with respect to short-term loans, dividends declared by foreign operating companies and a portion of the Company's investments in U.K. operating companies. Interest rate swaps are used to reduce the impact of changes in interest rates. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit losses is remote and that such losses, if any, would be immaterial.

     The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are reflected in the income statement. The Company also enters into forward foreign exchange contracts to hedge a portion of its investments in U.K. operating companies. The gains and losses on these contracts effectively offset losses and gains on the portion of the investment being hedged and are reflected in stockholders' equity.

     At December 31, 1996, the Company had outstanding forward foreign exchange contracts to purchase $148 million and sell $2.1 billion of various foreign currencies (principally sterling), with a weighted average maturity of 142 days. At December 31, 1995, the Company had outstanding forward foreign exchange contracts to purchase $141 million and sell $346 million of various foreign currencies (principally sterling), with a weighted average maturity of 58 days. The increased activity in 1996 reflects the decision to hedge a greater portion of the investments in U.K. operating companies.

     If the planned spin-off of Gallaher occurs, the Company's foreign exchange activity will be greatly reduced.

     The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense, and did not have a significant effect on interest expense for 1996, 1995 or 1994. At December 31, 1996 and 1995, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates through 1999, with aggregate notional principal amounts of $500 million and $200 million, respectively. See page 53 for additional information on Financial Instruments.

STOCKHOLDERS' EQUITY

Stockholders' equity at year-end 1996 decreased $193 million to $3.7 billion principally from the purchase of Common shares and dividends to stockholders, partly offset by net income. Return on average Common stockholders' equity was 13.1% during 1996 as compared with 13% last year.

     During 1996, the Company purchased 10 million shares of Common stock. Following the proposed spin-off of Gallaher, Fortune Brands will consider purchasing up to 10 million additional Common shares, depending on market conditions and investment needs and opportunities.

     During the year, the Common stock traded within a range of $39.875 to $50.125. The Common stock generated a total return of 266.4%, or 13.9% compounded annually, over the ten-year period ended December 31, 1996.

     Book value per Common share was $21.52 at year end.

Cautionary Statement

This annual report contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to international tobacco and distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

Quarterly Common Stock Dividend Payments



                                                   1996               1995
--------------------------------------------------------------------------
Payment date                                  Per share          Per share
--------------------------------------------------------------------------
March 1                                            $.50               $.50
June 1                                              .50                .50
September 1                                         .50                .50
December 1                                          .50                .50
                                                -------            -------
                                                  $2.00              $2.00
                                                =======            =======

Quarterly Composite Common Stock Prices

                             1996                       1995
--------------------------------------------------------------------
                      High           Low          High           Low
--------------------------------------------------------------------
First               47-7/8        42-3/8        39-7/8        36-5/8
Second              46-1/8        39-7/8        42-1/8        37-1/2
Third               46-7/8        40            43-1/2        38-5/8
Fourth              50-1/8        41-3/4        47-1/4        40-3/8
                    ======        ======        ======        ======

The Common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

Consolidated Statement of Income

American Brands, Inc. and Subsidiaries

For years ended December 31
(In millions, except per share amounts)                         1996            1995            1994
----------------------------------------------------------------------------------------------------
Net sales                                                  $11,579.3       $11,367.1       $13,146.5
  Cost of products sold                                      2,882.2         3,109.9         3,765.1
  Excise taxes on products sold                              5,803.0         5,462.2         5,656.8
  Advertising, selling, general and administrative
    expenses                                                 1,698.5         1,665.3         2,385.8
  Amortization of intangibles                                  107.4            95.1            96.3
  Restructuring charges                                         88.8            17.8              --
  Interest and related expenses                                178.7           159.8           212.1
  Other (income) expenses, net                                  (3.6)          (16.8)           12.1
  Gain on disposal of businesses, net                             --            20.0           332.9
                                                           ---------       ---------       ---------
Income from continuing operations before income taxes          824.3           893.8         1,351.2
  Income taxes                                                 327.5           350.7           466.1
                                                           ---------       ---------       ---------
Income from continuing operations                              496.8           543.1           885.1
Loss from discontinued operations                                 --              --          (151.0)
Extraordinary items                                            (10.3)           (2.7)             --
                                                           ---------       ---------       ---------
Net income                                                    $486.5          $540.4          $734.1
                                                           =========       =========       =========
Earnings per Common share
Primary
  Income from continuing operations                            $2.86           $2.90           $4.38
  Loss from discontinued operations                               --              --            (.75)
  Extraordinary items                                           (.06)           (.01)             --
                                                           ---------       ---------       ---------
  Net income                                                   $2.80           $2.89           $3.63
                                                           =========       =========       =========
Fully diluted
  Income from continuing operations                            $2.80           $2.84           $4.24
  Loss from discontinued operations                               --              --            (.71)
  Extraordinary items                                           (.06)           (.01)             --
                                                           ---------       ---------       ---------
  Net income                                                   $2.74           $2.83           $3.53
                                                           =========       =========       =========
Dividends paid per Common share                                $2.00           $2.00         $1.9925
                                                           =========       =========       =========
Average number of Common shares outstanding
  Primary                                                      173.3           186.9           201.6
                                                           =========       =========       =========
  Fully diluted                                                178.4           195.7           213.7
                                                           =========       =========       =========

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet

American Brands, Inc. and Subsidiaries

December 31 (In millions, except per share amounts)               1996      1995
--------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                                 $  119.7  $  139.9
    Accounts receivable less allowances for discounts,
      doubtful accounts and returns, 1996 $53.5; 1995 $47.2    1,125.0     984.4
    Inventories
      Leaf tobacco                                               196.3     148.1
      Bulk whiskey                                               379.3     343.7
      Other raw materials, supplies and work in process          313.1     271.6
      Finished products                                        1,367.5   1,076.8
                                                              --------  --------
                                                               2,256.2   1,840.2
                                                              --------  --------
    Other current assets                                         372.5     199.5
                                                              --------  --------
      Total current assets                                     3,873.4   3,164.0
                                                              --------  --------
  Property, plant and equipment
    Land and improvements                                         76.3      76.8
    Buildings and improvements to leaseholds                     552.3     524.0
    Machinery and equipment                                    1,650.0   1,456.3
    Construction in progress                                      96.8      76.2
                                                              --------  --------
                                                               2,375.4   2,133.3
    Less accumulated depreciation                              1,144.5     996.0
                                                              --------  --------
    Property, plant and equipment, net                         1,230.9   1,137.3
  Intangibles resulting from business acquisitions,
    net of cumulative amortization, 1996 $665.4; 1995 $550.8   3,936.4   3,305.2
  Other assets                                                   463.5     414.7
                                                              --------  --------
       Total assets                                           $9,504.2  $8,021.2
                                                              ========  ========

See Notes to Consolidated Financial Statements.

                                                               1996        1995
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Notes payable to banks                                 $  482.9    $  297.4
    Commercial paper                                          922.9          --
    Accounts payable                                          475.2       301.9
    Accrued excise and other taxes                            855.9       826.8
    Accrued expenses and other liabilities                    904.5       571.8
    Current portion of long-term debt                          53.9       413.4
                                                           --------    --------
      Total current liabilities                             3,695.3     2,411.3
                                                           --------    --------
  Long-term debt                                            1,598.3     1,154.6
  Deferred income taxes                                       119.5       127.6
  Postretirement and other liabilities                        406.9       450.5
                                                           --------    --------
      Total liabilities                                     5,820.0     4,144.0
                                                           --------    --------
  Stockholders' equity
    $2.67 Convertible Preferred stock                          12.9        14.1
    Common stock, par value $3.125 per share,
      229.6 shares issued                                     717.4       717.4
    Paid-in capital                                           166.5       171.6
    Foreign currency adjustments                             (195.9)     (234.6)
    Retained earnings                                       5,025.4     4,887.3
    Treasury stock, at cost                                (2,042.1)   (1,678.6)
                                                           --------    --------
      Total stockholders' equity                            3,684.2     3,877.2
                                                           --------    --------
      Total liabilities and stockholders' equity           $9,504.2    $8,021.2
                                                           ========    ========

Consolidated Statement of Cash Flows

American Brands, Inc. and Subsidiaries

For years ended December 31 (In millions)                            1996        1995        1994
-------------------------------------------------------------------------------------------------
Operating activities
Net income                                                       $  486.5    $  540.4    $  734.1
Loss from discontinued operations                                      --          --       151.0
Extraordinary items                                                  10.3         2.7          --
Restructuring charges                                                88.8        17.8          --
Gain on disposals, net                                               (1.3)      (20.0)     (331.5)
Depreciation and amortization                                       274.8       257.5       314.4
(Increase) decrease in accounts receivable                          (55.9)       33.6       168.4
(Increase) decrease in inventories                                 (299.7)       82.7      (425.5)
Increase in other assets                                            (30.0)      (47.7)      (19.1)
(Decrease) increase in accrued excise and other taxes              (107.0)     (229.0)      362.8
Increase (decrease) in accounts payable, accrued expenses
  and other liabilities                                             169.9      (192.3)       10.4
(Decrease) increase in deferred income taxes                        (11.0)        4.2        38.0
Other operating activities, net                                     (51.0)      141.7        (6.6)
                                                                 --------    --------    --------
    Net cash provided from continuing operating activities          474.4       591.6       996.4
                                                                 --------    --------    --------
Investing activities
Additions to property, plant and equipment                         (239.6)     (208.0)     (201.4)
Proceeds from the disposition of property, plant and equipment       20.1        17.7        21.1
Proceeds from the disposition of operations, net of cash              8.0     1,312.3     1,121.8
Acquisitions, net of cash acquired                                 (700.3)      (24.1)      (19.9)
Other investing activities, net                                      (6.2)       (2.3)       (0.5)
                                                                 --------    --------    --------
    Net cash (used) provided by investing activities               (918.0)    1,095.6       921.1
                                                                 --------    --------    --------
Financing activities
Increase (decrease) in short-term debt, net                       1,090.6       100.0    (1,147.3)
Issuance of long-term debt                                          513.1        94.1        35.9
Repayment of long-term debt                                        (421.0)     (523.2)     (376.6)
Dividends to stockholders                                          (348.4)     (377.5)     (403.1)
Cash purchases of Common stock for treasury                        (444.3)     (988.4)      (20.1)
Other financing activities, net                                      34.2        25.5         1.9
                                                                 --------    --------    --------
    Net cash provided (used) by financing activities                424.2    (1,669.5)   (1,909.3)
                                                                 --------    --------    --------
Effect of foreign exchange rate changes on cash                      (0.8)       12.1         1.6
                                                                 --------    --------    --------
Cash provided by discontinued operations                               --          --        37.8
                                                                 --------    --------    --------
    Net (decrease) increase in cash and cash equivalents           $(20.2)      $29.8       $47.6
                                                                 ========    ========    ========
Cash and cash equivalents at beginning of year                     $139.9      $110.1       $62.5
Cash and cash equivalents at end of year                           $119.7      $139.9      $110.1
                                                                 ========    ========    ========
Cash paid during the year for
    Interest, net of capitalized amount                            $198.9      $206.6      $226.1
    Income taxes                                                   $393.1      $295.5      $354.2
                                                                 ========    ========    ========

See Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity

American Brands, Inc. and Subsidiaries

                                     $2.67
                               Convertible                             Foreign                Treasury
                                 Preferred      Common    Paid-in     currency   Retained       stock,
(In millions)                        stock       stock    capital  adjustments   earnings      at cost
------------------------------------------------------------------------------------------------------
Balance at January 1, 1994           $17.1      $717.4     $173.3     $(317.4)   $4,393.4     $(717.7)
Net income                              --          --         --          --       734.1          --
Cash dividends                          --          --         --          --      (403.1)         --
Translation adjustments                 --          --         --        68.4          --          --
Purchases                               --          --         --          --          --       (32.5)
Conversion of securities and
  delivery of stock plan shares       (1.4)         --        1.3          --          --         4.6
                                     -----      ------     ------     -------    --------   ---------
Balance at December 31, 1994          15.7       717.4      174.6      (249.0)    4,724.4      (745.6)
Net income                              --          --         --          --       540.4          --
Cash dividends                          --          --         --          --      (377.5)         --
Translation adjustments                 --          --         --        14.4          --          --
Purchases                               --          --         --          --          --      (981.1)
Conversion of securities and
  delivery of stock plan shares       (1.6)         --       (3.0)         --          --        48.1
                                     -----      ------     ------     -------    --------   ---------
Balance at December 31, 1995          14.1       717.4      171.6      (234.6)    4,887.3    (1,678.6)
Net income                              --          --         --          --       486.5          --
Cash dividends                          --          --         --          --      (348.4)         --
Translation adjustments                 --          --         --        38.7          --          --
Purchases                               --          --         --          --          --      (444.3)
Conversion of securities and
  delivery of stock plan shares       (1.2)         --       (5.1)         --          --        80.8
                                     -----      ------     ------     -------    --------   ---------
Balance at December 31, 1996         $12.9      $717.4     $166.5     $(195.9)   $5,025.4   $(2,042.1)
                                     =====      ======     ======     =======    ========   =========

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

American Brands, Inc. and Subsidiaries

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries.

     The Company is presenting its consolidated statement of income in a "single-step" format and, accordingly, certain reclassifications of prior year amounts have been made to conform to this presentation.

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

Intangibles Resulting from Business Acquisitions

Intangibles resulting from business acquisitions, comprising cost in excess of net assets of businesses acquired, and brands and trademarks, are being amortized on a straight-line basis over 40 years, except for intangibles acquired prior to 1971, which are not being amortized because they are considered to have a continuing value over an indefinite period. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and cash flows as well as other factors, such as business trends, prospects and market and economic conditions.

Advertising Costs

Advertising costs, which amounted to $433 million and $390.3 million in 1996 and 1995, respectively, are principally charged to expense as incurred.

Income Taxes

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred tax asset for which realization is not likely.

     Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $596.6 million at December 31, 1996, as such earnings are expected to be permanently reinvested in these companies.

Foreign Currency Translation

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of stockholders' equity.

     The Company has sizable investments in Europe, primarily in the U.K. Therefore, changes in the value of foreign currencies, principally sterling, affect the Company's consolidated financial statements when translated into U.S. dollars.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce foreign exchange and interest rate risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes.

     Gains and losses on forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies and the offsetting losses and gains on hedged transactions are recorded in the "Other (income) expenses, net" caption in the income statement. Gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in the "Foreign currency adjustments" caption in stockholders' equity.

     Payments or receipts on interest rate swap agreements are recorded in the "Interest and related expenses" caption in the income statement.

Earnings Per Share

Earnings per Common share are based on the weighted average number of Common shares outstanding in each year and after preferred stock dividend requirements.

     Fully diluted earnings per Common share assume that any convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding Common shares adjusted accordingly. It also assumes that outstanding Common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds.

PROPOSED SPIN-OFF OF GALLAHER TOBACCO

On October 8, 1996, the Company announced plans to spin off its U.K.-based Gallaher tobacco business. Completion of the transaction, which is expected around mid-1997, is pending receipt of favorable tax rulings and relevant stockholder approvals. When the spin-off is completed, the name of the Company will be changed to Fortune Brands and the financial statements will be restated to show tobacco operations (Gallaher and The American Tobacco Company) as discontinued operations. Following the transaction, the Company's stockholders will own shares in two publicly-traded companies--Fortune Brands and Gallaher.

     To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher will borrow and pay to Fortune Brands approximately $1.4 billion. Fortune Brands will use the proceeds (approximately $1.25 billion after taxes) initially to pay down short-term debt. The Gallaher debt will be in addition to its seasonal working capital requirements.

ACQUISITIONS

In January 1996, Cobra Golf Incorporated ("Cobra"), a leader in golf clubs, was acquired for an aggregate cost of $712 million in cash, including fees and expenses. In connection with this acquisition, liabilities amounting to $60 million were included at the date of acquisition. The cost exceeded the fair value of net assets acquired by $657 million. Cobra's operations have been included in consolidated results from date of acquisition. Had operations been consolidated from January 1, 1995, they would not have materially affected 1995 results.

DISPOSITIONS

In December 1994, the Company sold The American Tobacco Company, its domestic tobacco business, for $1 billion in cash, before related expenses.

     In the fourth quarter of 1994, the Company recorded a $245 million charge to income in connection with plans to dispose of a number of nonstrategic businesses and product lines, including U.K.-based Forbuoys (retail distribution) and Prestige (housewares), both subsidiaries of Gallaher. The sale of Prestige was completed in May 1995. With the sale of the retail distribution operations in July 1995, the Company completed the disposition of nonstrategic businesses and product lines. As a result, $20 million of the $245 million provision that was recorded in 1994 in connection with the dispositions was reversed in the third quarter of 1995.

     In July 1994, the Company sold Dollond & Aitchison (optical), a subsidiary of Gallaher, for total consideration of $146 million, which approximated the carrying value of the company.

     The components of the gain on the disposal of businesses, net are as follows:

                                        1995                                1994
                                  ----------   ---------------------------------
(In millions,                          Other   Domestic       Other
except per share amounts)         businesses    tobacco  businesses        Total
--------------------------------------------------------------------------------
Pre-tax gain (loss)                    $20.0     $577.9     $(245.0)      $332.9
Income taxes                              --       69.6        (3.7)        65.9
                                     -------    -------     -------      -------
Net income                             $20.0     $508.3     $(241.3)      $267.0
                                     -------    -------     -------      -------
Earnings per Common share               $.10      $2.52      $(1.20)       $1.32
                                     =======    =======     =======      =======

DISCONTINUED OPERATIONS

In the fourth quarter of 1994, the Company entered into an agreement to sell its Franklin life insurance business for $1.17 billion in cash, before related expenses. The sale was completed in January 1995.

     The results of operations of Franklin were reclassified as discontinued operations. Summarized results of operations for Franklin, net of allocation of interest expense based on a normal debt to equity ratio for a life insurance company, were as follows:

(In millions)                                                              1994
--------------------------------------------------------------------------------
Revenues                                                                $ 951.8
                                                                        =======
Income from operations
  Income before taxes                                                     $91.3
  Income taxes                                                             35.5
                                                                        -------
  Net income from operations                                               55.8
                                                                        -------
Loss on disposal of operations
  Income during the phase-out period,
    net of $4.2 million of income taxes                                     4.2
  Loss on disposal(a)                                                    (211.0)
                                                                        -------
  Net loss on disposal                                                   (206.8)
                                                                        -------
Loss from discontinued operations                                       $(151.0)
                                                                        =======

(a)  No income tax benefit was recorded since the loss was non-deductible.

SHORT-TERM BORROWINGS AND
CREDIT FACILITIES

At December 31, 1996 and 1995, there were $1,405.8 million and $297.4 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.8% and 6.5%, respectively.

     At December 31, 1996 and 1995, there were $23.2 million and $17.8 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $313 million and $286 million, respectively, for general corporate purposes, including acquisitions. Fees of 0.10% per annum are paid on Gallaher's credit agreements totaling (Pounds Sterling) 150 million ($257 million).

     In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital of up to $794 million of which $447 million was outstanding at year end.

     See page 53 for a description of the Company's use of financial instruments.

LONG-TERM DEBT

The components of long-term debt are as follows:

(In millions)                                                  1996         1995
--------------------------------------------------------------------------------
Notes payable(a)                                           $  400.0     $     --
Revolving credit notes(a)                                     204.9         97.0
Other notes(b)                                                150.3        251.3
8-1/2% Notes, Due 2003                                        200.0        200.0
8-5/8% Debentures, Due 2021                                   150.0        150.0
7-7/8% Debentures, Due 2023                                   150.0        150.0
7-1/2% Notes, Due 1999                                        150.0        150.0
9% Notes, Due 1999                                            100.0        100.0
9-1/4% Eurosterling Notes,
  Due 1998                                                     85.6         77.7
12-1/2% Sterling Loan Stock,
  Due 2009                                                     51.4         46.6
7-5/8% Eurodollar Convertible
  Debentures, Due 2001(c)                                        --        150.0
9-1/8% Debentures, Due 2016(c)                                   --        150.0
     Miscellaneous                                             10.0         45.4
                                                           --------     --------
                                                            1,652.2      1,568.0
     Less current portion                                      53.9        413.4
                                                           --------     --------
                                                           $1,598.3     $1,154.6
                                                           ========     ========

(a) The Company maintains revolving credit agreements expiring in 2000 with various banks, which provide for unsecured borrowings of up to $4 billion including $1 billion in various Eurocurrencies. The interest rate is set at the time of each borrowing. A commitment fee of 0.15% per annum is paid on the unused portion. The fee is subject to increases up to a maximum of 0.25% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company, in the event that it becomes advisable, intends to exercise its rights under these agreements to refinance $400 million of short-term notes payable; accordingly, short-term notes payable in this amount have been classified as long-term debt at December 31, 1996.
(b) The Other notes have maturity dates ranging from one to five years, with a weighted average coupon of 8.6%.
(c) In March 1996, the Company redeemed the 7-5/8% Eurodollar Convertible Debentures, Due 2001, and the 9-1/8% Debentures, Due 2016. An extraordinary charge of $10.3 million, or six cents per Common share, was recorded in the first quarter of 1996.

     Estimated payments for maturing debt during the next five years are as follows: 1997, $53.9 million; 1998, $178.6 million; 1999, $252.7 million; 2000,
$601.5 million; and 2001, $11.5 million.

$2.67 CONVERTIBLE PREFERRED STOCK--
REDEEMABLE AT COMPANY'S OPTION

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1996, 1995 and 1994 were 422,732 shares, 461,008 shares and 516,186 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and convert each share of such stock into 4.08 shares of Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. During 1996, 1995 and 1994, 38,276 shares, 55,178 shares and 45,100 shares, respectively, were converted. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

     A cash dividend of $2.67 per share in the aggregate amounts of $1.2 million, $1.3 million and $1.4 million was paid in each of the years ended December 31, 1996, 1995 and 1994, respectively.

CAPITAL STOCK

The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.

     There were 170,565,785 and 178,130,371 Common shares outstanding at December 31, 1996 and 1995, respectively.

     The cash dividends paid on the Common stock for the years ended December 31, 1996, 1995 and 1994 aggregated $347.2 million, $376.2 million and $401.7 million, respectively.

     Treasury shares purchased and received as consideration for stock options exercised amounted to 10,108,848 shares in 1996, 24,790,403 shares in 1995 and 950,220 shares in 1994. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 2,544,262 shares in 1996, 1,710,151 shares in 1995 and 416,795 shares in 1994. At December 31, 1996 and 1995, there were 59,004,239 and 51,439,653 Common treasury shares, respectively.

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

     All 1.4 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1996, outstanding Rights were exercisable as described above in the aggregate for 852,829 of such shares.

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

     Stock options under the Plans have exercise prices equal to fair market values at dates of grant. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of Common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the Common stock at the time of exercise of such right.

     The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, the adoption of this statement did not affect the Company's results of operations, financial position or liquidity. Had compensation cost for the fixed stock options granted in 1996 and 1995 been determined consistent with FAS No. 123, pro forma net income and earnings per share would have been as follows:



(In millions, except per share amounts)                     1996            1995
--------------------------------------------------------------------------------
Net income                                                $477.5          $539.6
                                                          ======          ======
Earnings per Common share
  Primary                                                  $2.75           $2.88
                                                          ======          ======
  Fully diluted                                            $2.69           $2.82
                                                          ======          ======

     The effects of applying FAS No. 123 in this pro forma disclosure are not necessarily indicative of future amounts.

     Changes during the three years ended December 31, 1996 in shares under option were as follows:

                                                     1996                   1995                   1994
                                     --------------------   --------------------   --------------------
                                                Weighted-              Weighted-              Weighted-
                                                  average                average                average
                                                 exercise               exercise               exercise
                                        Options     price      Options     price      Options     price
-------------------------------------------------------------------------------------------------------
Outstanding at beginning of year      9,919,560    $38.34    9,674,840    $37.33    8,779,060    $37.85
  Granted                             1,772,550     48.65    1,760,400     42.20    2,562,200     35.12
  Exercised                          (1,721,260)    35.17     (869,030)    33.15     (239,650)    30.60
  Lapsed                               (189,700)    44.84     (646,650)    40.69     (953,880)    39.70
  Canceled                                   --        --           --        --     (472,890)    33.67
                                     ----------    ------   ----------    ------   ----------    ------
Outstanding at end of year            9,781,150    $40.64    9,919,560    $38.34    9,674,840    $37.33
                                     ==========    ======   ==========    ======   ==========    ======
Options exercisable at end of year    8,075,350    $38.93    8,159,160    $37.51    7,464,240    $37.98
                                     ==========    ======   ==========    ======   ==========    ======
Weighted-average fair value of
  options granted during year                       $7.11                  $5.98
                                                   ======                 ======

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                                  1996       1995
                 ------------------------------------------------
                 Expected dividend yield          5.0%       5.0%
                 Expected forfeiture rate        12.5%       2.2%
                 Expected volatility             19.0%      19.0%
                 Risk-free interest rate          5.9%       5.6%
                 Expected term                 5 Years    5 Years
                                               =======    =======

     Options outstanding and exercisable at December 31, 1996 were as follows:

                                      Options outstanding    Options exercisable
---------------------------------------------------------  ---------------------
                                      Weighted- Weighted-              Weighted-
                                        average   average                average
       Range of        Number         remaining  exercise       Number  exercise
exercise prices   outstanding  contractual life     price  exercisable     price
--------------------------------------------------------------------------------
$21.25 to $29.84      348,290               1.6    $28.26      348,290    $28.26
 31.44 to  37.44    3,802,170               6.1     34.42    3,802,170     34.42
 40.19 to  48.75    5,630,690               7.7     45.60    3,924,890     44.25
----------------    ---------               ---    ------    ---------    ------
$21.25 to $48.75    9,781,150               6.8    $40.64    8,075,350    $38.93
================    =========               ===    ======    =========    ======

     At December 31, 1996, performance awards were outstanding pursuant to which up to 68,837 shares, 90,750 shares, 111,450 shares and 91,950 shares may be issued in 1997, 1998, 1999 and 2000, respectively, depending on the extent to which certain specified performance objectives are met. 45,890 shares, 112,994 shares and 14,135 shares were issued pursuant to performance awards during 1996, 1995 and 1994, respectively. The costs of restricted and deferred shares and performance awards are expensed over the restriction or performance period.

     The compensation expense for stock based plans recorded for 1996 was $2.3 million.

     Shares available in connection with future awards under the Company's stock plans at December 31, 1996, 1995 and 1994 were 7,193,139, 8,955,039 and
10,598,855, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

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

U.S. Pension Plans

The components of net pension cost are as follows:

(In millions)                                1996           1995           1994
--------------------------------------------------------------------------------
Service cost                                $18.1          $13.9          $24.3
Interest cost                                31.1           28.9           67.6
Actual return on plan assets                (60.3)         (77.3)         (48.8)
Net amortization and deferral                26.1           46.0          (23.9)
                                            -----          -----          -----
                                            $15.0          $11.5          $19.2
                                            =====          =====          =====

     The funded status of the U.S. plans as of December 31 was as follows:

                                                                          1996                          1995
                                                    --------------------------    --------------------------
                                                         Assets    Accumulated         Assets    Accumulated
                                                         exceed       benefits         exceed       benefits
                                                    accumulated         exceed    accumulated         exceed
(In millions)                                          benefits         assets       benefits         assets
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                 $243.6         $122.1         $253.2         $102.4
  Nonvested                                                13.6            3.6           10.5            1.8
                                                         ------         ------         ------         ------
                                                         $257.2         $125.7         $263.7         $104.2
                                                         ======         ======         ======         ======
Projected benefit obligation                             $312.0         $137.6         $313.2         $113.6
Fair value of plan assets, principally
  equity securities and corporate bonds                   366.0          103.1          333.3           72.3
                                                         ------         ------         ------         ------
Excess (deficiency) of assets over
  projected benefit obligation                             54.0          (34.5)          20.1          (41.3)
Unrecognized net transition (gain) loss                    (7.4)           0.8           (9.1)           1.2
Unrecognized net (gain) loss from
  experience differences                                  (17.2)          17.5           14.5           21.3
Unrecognized prior service cost                            (0.9)          24.6           (0.2)          23.4
Adjustment needed to recognize minimum liability             --          (30.0)            --          (35.0)
                                                         ------         ------         ------         ------
Prepaid pension cost (pension liability)                  $28.5         $(21.6)         $25.3         $(30.4)
                                                         ======         ======         ======         ======
Actuarial assumptions
  Discount rate                                            7.75%          7.75%          7.25%          7.25%
  Weighted average rate of compensation increase            4.7%           5.1%           4.2%           4.6%
  Expected long-term rate of return on plan assets         10.0%          10.0%          10.0%          10.0%
                                                         ======         ======         ======         ======

Non-U.S. Pension Plans

The components of net pension cost are as follows:



(In millions)                          1996         1995        1994
--------------------------------------------------------------------
Service cost                       $   26.3     $   25.3     $  38.8
Interest cost                          66.2         65.9        68.7
Actual return on plan assets         (125.6)      (124.4)      (61.0)
Net amortization and deferral          29.7         28.7       (32.7)
                                   --------     --------     -------
                                   $   (3.4)    $   (4.5)    $  13.8
                                   ========     ========     =======

     The funded status (assets exceed accumulated benefits) of the non-U.S. plans as of December 31 was as follows:

(In millions)                                              1996           1995
------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                                $ 824.3        $ 686.5
  Nonvested                                                 4.2            3.2
                                                        -------        -------
                                                        $ 828.5        $ 689.7
                                                        =======        =======
Projected benefit obligation                            $ 929.7        $ 784.4
Fair value of plan assets,
  principally equity securities
  and corporate bonds                                   1,265.2        1,034.1
                                                        -------        -------
Excess of assets over projected
  benefit obligation(a)                                   335.5          249.7
Unrecognized net transition gain                          (16.0)         (18.3)
Unrecognized net gain from experience differences         (74.2)         (43.7)
Unrecognized prior service cost                            31.3           33.8
                                                        -------        -------
Prepaid pension cost                                    $ 276.6        $ 221.5
                                                        =======        =======
Actuarial assumptions
  Weighted average discount rate                            8.3%           8.5%
  Weighted average rate of compensation increase            6.9%           7.0%
  Expected long-term rate of return on plan assets          9.5%           9.5%
                                                        =======        =======

(a) The excess of assets over the projected benefit obligation, calculated under the valuation method mandated by FAS Statement No. 87, "Employers' Accounting for Pensions," arises principally in the U.K. Under current U.K. legislation, no part of this excess could be repaid to the Company from the U.K. plans.

Defined Contribution Plans

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Cost related to such plans amounted to $18.1 million, $16.9 million and $26.2 million in 1996, 1995 and 1994, respectively.

Other Retiree Benefits

     The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs.

     The components of the postretirement benefit cost are as follows:



(In millions)                                 1996           1995           1994
--------------------------------------------------------------------------------
Service cost                               $   3.1        $   3.7        $   8.1
Interest cost                                 11.5           14.4           26.9
                                           -------        -------        -------
                                           $  14.6        $  18.1        $  35.0
                                           =======        =======        =======

     The status of the plans as of December 31 was as follows:



(In millions)                                                1996          1995
-------------------------------------------------------------------------------
Accumulated postretirement
  benefit obligation
    Retirees                                              $ 107.5       $ 130.0
    Fully eligible active plan participants                  13.3          16.5
    Other active plan participants                           40.5          52.9
                                                          -------       -------
                                                            161.3         199.4
Unrecognized prior service cost                               3.9           3.1
Unrecognized net gain from experience differences            18.8            --
                                                          -------       -------
Accrued postretirement cost                               $ 184.0       $ 202.5
                                                          =======       =======
Assumed weighted average  discount rate                       7.9%          7.7%
                                                          =======       =======

     The assumed health care cost trend rate used in measuring the health care portion of the postretirement benefit cost for 1997 is 10.25%, gradually declining to 6% by the year 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated benefit obligation as of December 31, 1996 and postretirement benefit cost for 1996 by approximately 11% and 13%, respectively.

LEASE COMMITMENTS

Future minimum rental payments under noncancelable operating leases as of December 31, 1996 are as follows:

(In millions)
-------------------------------------------------------------------------------
1997                                                                      $45.3
1998                                                                       39.4
1999                                                                       33.7
2000                                                                       27.3
2001                                                                       24.4
Remainder                                                                 202.9
                                                                         ------
Total minimum rental payments                                             373.0
Less minimum rentals to be received
  under noncancelable subleases                                            45.8
                                                                         ------
                                                                         $327.2
                                                                         ======

     Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $45.7 million, $58.5 million and $81.3 million in 1996, 1995 and 1994, respectively.

INCOME TAXES

The components of income from continuing operations before income taxes are as follows:

(In millions)                                      1996        1995        1994
--------------------------------------------------------------------------------
Domestic operations                            $  219.7    $  236.7    $  924.7
Foreign operations                                604.6       657.1       426.5
                                               --------    --------    --------
                                               $  824.3    $  893.8    $1,351.2
                                               ========    ========    ========

     A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                                      1996        1995        1994
--------------------------------------------------------------------------------
Income taxes
  computed at
  federal statutory
  income tax rate                              $  288.5    $  312.8    $  472.9
Other income taxes,
  net of federal tax
  benefit                                          18.4        12.9        22.3
Lower effective rate
  on disposal of
  businesses                                         --        (7.0)      (50.6)
Goodwill not
  deductible for
  income tax
  purposes                                         32.4        27.9        28.4
Miscellaneous,
  including
  reversals of tax
  provisions no
  longer required                                 (11.8)        4.1        (6.9)
                                               --------    --------    --------
Income taxes as
  reported                                     $  327.5    $  350.7    $  466.1
                                               ========    ========    ========

     Income taxes are as follows:

(In millions)                                      1996        1995        1994
--------------------------------------------------------------------------------
Currently payable
  Federal                                      $  124.5    $  129.0    $  208.9
  Foreign                                         185.7       201.8       186.0
  Other                                            24.5        16.5        26.2
Deferred
  Federal and other                                 5.8         3.0        39.8
  Foreign                                         (13.0)        0.4         5.2
                                               --------    --------    --------
                                               $  327.5    $  350.7    $  466.1
                                               ========    ========    ========

     The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                                 1996         1995
--------------------------------------------------------------------------------
Current assets
  Compensation and benefits                                $  23.0      $  14.2
  Other reserves                                              32.0         16.5
  Product coupons                                              9.8          9.8
  Capitalized interest-inventory                              12.1         12.2
  Restructuring                                               37.2         14.1
  Interest                                                    13.6         11.4
  Accounts receivable                                         15.3         11.8
  Miscellaneous                                               40.7         33.1
                                                           -------      -------
                                                             183.7        123.1
                                                           -------      -------
Current liabilities
  Inventories                                                (22.9)       (23.6)
  Miscellaneous                                              (17.9)       (14.6)
                                                           -------      -------
                                                             (40.8)       (38.2)
                                                           -------      -------
    Deferred income taxes
      included in Other
      current assets                                         142.9         84.9
                                                           -------      -------
Noncurrent assets
  Compensation and benefits                                   17.6         21.9
    Other retiree benefits                                    61.2         70.1
    Other reserves                                            23.4         24.1
    Foreign exchange                                          52.0          9.8
    Miscellaneous                                             23.4         13.8
                                                           -------      -------
                                                             177.6        139.7
                                                           -------      -------
Noncurrent liabilities
  Depreciation                                              (112.1)      (110.3)
  Pensions                                                   (92.2)       (78.5)
  Trademark amortization                                     (69.2)       (55.2)
  Miscellaneous                                              (23.6)       (23.3)
                                                           -------      -------
                                                            (297.1)      (267.3)
                                                           -------      -------
    Deferred income taxes                                   (119.5)      (127.6)
                                                           -------      -------
Net deferred tax asset (liability)                         $  23.4      $ (42.7)
                                                           =======      =======

FINANCIAL INSTRUMENTS

The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments are used to reduce the impact of changes in foreign currency exchange rates and interest rates. The principal financial instruments used are forward foreign exchange contracts and interest rate swaps. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring credit losses is remote and that such losses, if any, would be immaterial.

     The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, principally short-term loans to Gallaher, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company also enters into forward foreign exchange contracts to hedge a portion of its investments in U.K. operating companies.

     At December 31, 1996, the Company had outstanding forward foreign exchange contracts to purchase $148 million and sell $2.1 billion of various foreign currencies (principally sterling), with maturities ranging from January 2, 1997 to December 29, 1997, with a weighted average maturity of 142 days. At December 31, 1995, the Company had outstanding forward foreign exchange contracts to purchase $141 million and sell $346 million of various foreign currencies (principally sterling), with maturities ranging from January 2, 1996 to December 31, 1996, with a weighted average maturity of 58 days. The increased activity in 1996 reflects the decision to hedge a greater portion of the investments in U.K. operating companies.

     The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1996, the Company would have paid $140 million, the difference between the contract amounts and fair values, to offset the existing contracts. At December 31, 1995, the difference between the contract amounts and fair values was immaterial.

     The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount.

     At December 31, 1996 and 1995, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates through 1999, with aggregate notional principal amounts of $500 million and $200 million, respectively. Under these agreements the Company receives a floating rate based on thirty day commercial paper rates, or a weighted average rate of 5.7% and 5.8% at December 31, 1996 and 1995, and pays a weighted average fixed interest rate of 6.6% and 7.8% for 1996 and 1995, respectively.

     The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1996, the Company would have paid $8.7 million and at December 31, 1995 would have paid $15.4 million to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

     The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

     The estimated fair value of the Company's $1,652.2 million and $1,568 million total long-term debt (including current portion) at December 31, 1996 and 1995 was approximately $1,726.1 million and $1,687.8 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

     Concentration of credit risk with respect to accounts receivables is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

SUPPLEMENTARY PROFIT AND LOSS INFORMATION

Supplementary profit and loss information is as follows:

(In millions)                                     1996         1995         1994
--------------------------------------------------------------------------------
Federal and foreign
  excise taxes
  included in net sales
    International
      tobacco                                 $5,349.8     $4,976.5     $4,742.6
    Distilled spirits                            453.2        485.7        488.9
    Domestic tobacco                                --           --        425.3
                                              --------     --------     --------
                                              $5,803.0     $5,462.2     $5,656.8
                                              ========     ========     ========
Research and
  development
  expenses                                    $   40.2     $   31.8     $   43.5
                                              ========     ========     ========



RESTRUCTURING CHARGES

The 1996 restructuring charge in international tobacco of $88.8 million, primarily covering termination costs, reflected Gallaher's plan announced in December 1996 to consolidate cigarette production in the U.K. into one factory. The three- to four-year program will result in the expansion of Gallaher's factory and installation of new high-speed cigarette machinery at Lisnafillan, Northern Ireland, and the closure of the Hyde factory in Manchester, England with the elimination of all 950 positions. There were no payments or terminations during 1996.

     The 1995 restructuring charge of $17.8 million reflected distilled spirits' bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce. This restructuring was substantially completed by December 31, 1996.

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

     Golf and leisure products includes golf balls, shoes, gloves and clubs manufactured and marketed by Titleist and Foot-Joy Worldwide and golf clubs manufactured and marketed by Cobra acquired in January 1996.

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

     The Company's subsidiaries operate in the United States, Europe (principally in the U.K.) and other areas (principally in Canada and Australia).

     Net sales and operating income for the years 1996, 1995 and 1994, and identifiable assets for the related year ends by business segments and by geographic areas, are shown on page 58.

     Operating income represents net sales less all costs and expenses excluding corporate administrative expenses, interest and related expenses and other (income) expenses, net. A reconciliation of operating income to income from continuing operations before income taxes is as follows:

(In millions)                                   1996         1995          1994
--------------------------------------------------------------------------------
Operating income                            $1,085.3     $1,093.0      $1,312.4
Interest and related
  expenses                                     178.7        159.8         212.1
Non-operating
  expenses                                      82.3         59.4          82.0
Gain on disposal of
  businesses, net                                 --        (20.0)       (332.9)
                                            --------     --------      --------
Income from
  continuing
  operations before
  income taxes as
  reported                                  $  824.3     $  893.8      $1,351.2
                                            ========     ========      ========

     Reconciliation of identifiable assets to consolidated total assets is as follows:

(In millions)                                   1996         1995          1994
--------------------------------------------------------------------------------
Identifiable assets                         $9,355.3     $7,845.9      $8,452.0
Corporate                                      148.9        175.3         172.4
Net assets of
  discontinued
  operations                                      --           --       1,170.0
                                            --------     --------      --------
                                            $9,504.2     $8,021.2      $9,794.4
                                            ========     ========      ========

     Depreciation is as follows:

(In millions)                                           1996      1995      1994
--------------------------------------------------------------------------------
International tobacco                                $  31.8   $  28.5   $  41.1
Distilled spirits                                       39.4      35.9      36.2
Hardware and home improvement products                  40.8      35.2      34.4
Golf and leisure products                               13.4      10.0       8.9
Office products                                         39.2      35.8      36.7
Corporate                                                2.8       2.9       2.7
                                                     -------   -------   -------
Ongoing operations                                     167.4     148.3     160.0
Domestic tobacco                                          --        --      23.9
Other businesses                                          --      14.1      34.2
                                                     -------   -------   -------
                                                     $ 167.4   $ 162.4   $ 218.1
                                                     =======   =======   =======

     Amortization of intangibles is as follows:

(In millions)                                           1996      1995      1994
--------------------------------------------------------------------------------
International tobacco                                $   4.7   $   5.1   $   5.1
Distilled spirits                                       35.7      34.4      33.9
Hardware and home improvement products                  30.0      30.1      30.1
Golf and leisure products                               16.3       1.2       1.1
Office products                                         20.7      21.0      20.5
                                                     -------   -------   -------
Ongoing operations                                     107.4      91.8      90.7
Other businesses                                          --       3.3       5.6
                                                     -------   -------   -------
                                                     $ 107.4   $  95.1   $  96.3
                                                     =======   =======   =======

     Capital expenditures are as follows:

(In millions)                                           1996      1995      1994
--------------------------------------------------------------------------------
International tobacco                                $  39.9   $  32.4   $  33.0
Distilled spirits                                       46.5      39.5      34.3
Hardware and home improvement products                  60.6      68.1      45.3
Golf and leisure products                               50.4      20.6      15.5
Office products                                         40.9      36.1      33.5
Corporate                                                1.3       0.9       1.1
                                                     -------   -------   -------
Ongoing operations                                     239.6     197.6     162.7
Domestic tobacco                                          --        --      10.8
Other businesses                                          --      10.4      27.9
                                                     -------   -------   -------
                                                     $ 239.6   $ 208.0   $ 201.4
                                                     =======   =======   =======

EXTRAORDINARY ITEMS

In March 1996, the Company redeemed $149.6 million of the $150 million 7-5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 million 91/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus accrued interest. In connection with the redemptions, the Company recorded a charge of $10.3 million ($15.8 million pre-tax), or six cents per Common share.

     In April 1995, holders of $199.5 million of the $200 million 53/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and reduced the number of fully diluted shares outstanding by 5.1 million. The extinguishment of debt resulted in a charge of $2.7 million ($4.1 million pre-tax), or one cent per Common share.

PRO FORMA HISTORICAL FINANCIAL
INFORMATION (Unaudited)

The pro forma information represents the historical amounts of the Company restated to show the tobacco operations of Gallaher and The American Tobacco Company as discontinued operations, including an allocation of interest expense.

     The pro forma results are presented for informational purposes only and do not purport to be indicative of the results of operations which would actually have been obtained if the transactions had occurred in such periods, or which may exist or be obtained in the future. The pro forma information does not reflect the use of the $1.25 billion net cash proceeds to be received when the spin-off of Gallaher is completed.

     The pro forma information is as follows:

(In millions, except per share amounts)          1996         1995         1994
--------------------------------------------------------------------------------
Net sales
  Continuing operations
    Ongoing operations                      $ 4,717.7    $ 4,380.8    $ 4,095.6
    Other businesses                               --        547.3      1,281.4
                                            ---------    ---------    ---------
                                            $ 4,717.7    $ 4,928.1    $ 5,377.0
                                            =========    =========    =========

Income (loss) from continuing operations
    Ongoing operations                      $   181.7    $   170.2    $   167.0
    Other businesses(1)                            --         15.7       (245.8)
                                            ---------    ---------    ---------
                                                181.7        185.9        (78.8)

Discontinued operations(2)                      315.1        357.2        812.9
Extraordinary items                             (10.3)        (2.7)          --
                                            ---------    ---------    ---------
    Net income                              $   486.5    $   540.4    $   734.1
                                            =========    =========    =========
Earnings per Common share
  Primary
  Continuing operations
    Ongoing operations(3)                   $    1.04    $     .91    $     .82
    Other businesses(1)                            --          .08        (1.22)
                                            ---------    ---------    ---------
                                                 1.04          .99         (.40)

  Discontinued operations(2)                     1.82         1.91         4.03
  Extraordinary items                            (.06)        (.01)          --
                                            ---------    ---------    ---------
    Net income                              $    2.80    $    2.89    $    3.63
                                            =========    =========    =========
Fully diluted
  Continuing operations
    Ongoing operations(3)                   $    1.03    $     .93    $     .88
    Other businesses(1)                            --          .08        (1.15)
                                            ---------    ---------    ---------
                                                 1.03         1.01         (.27)

  Discontinued operations(2)                     1.77         1.83         3.80
  Extraordinary items                            (.06)        (.01)          --
                                            ---------    ---------    ---------
    Net income                              $    2.74    $    2.83    $    3.53
                                            =========    =========    =========

(1) 1995 includes a $20 million (no taxes required) reversal of a portion of the 1994 loss on disposal of businesses, or $.10 and $.09 primary and fully diluted E.P.S., respectively. 1994 includes a $245 million ($241.3 million after taxes) loss on disposal of businesses, or $1.20 and $1.13 primary and fully diluted E.P.S., respectively.
(2) Discontinued operations for 1994 also includes the gain on the sale of American Tobacco of $508.3 million, or $2.52 and $2.38 per Common share on a primary and fully diluted basis, respectively, and $55.8 million of income from the results of operations of the Franklin life insurance business, (net of allocated interest) and a $206.8 million loss on its disposal, for a net loss of $151 million, or $.75 and $.71 primary and fully diluted E.P.S., respectively.
(3) Pro forma as adjusted earnings per Common share for 1996 of $1.32 primary and $1.30 fully diluted gives effect to the benefit of $1.25 billion net proceeds resulting from the payment that Gallaher will make to Fortune Brands when the transaction is consummated, as if the proceeds were received and used for the possible purchase of 10 million shares of Fortune Brands Common stock and the repayment of debt at January 1, 1996.

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

     On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly- owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of American Brands, Inc.

We have audited the accompanying consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the management of American Brands, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Brands, Inc. and Subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
1301 Avenue of the Americas
New York, New York
February 3, 1997

REPORT OF MANAGEMENT

To the Stockholders of American Brands, Inc.

We have prepared the consolidated balance sheet of American Brands, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1996, 1995 and 1994. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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

/s/ Thomas C. Hays

Thomas C. Hays
Chairman of the Board and
Chief Executive Officer


/s/ Craig P. Omtvedt

Craig P. Omtvedt
Vice President and Chief
Accounting Officer

Information on Business Segments
American Brands, Inc. and Subsidiaries

(In millions)                   1996       1995       1994        1993       1992       1991
--------------------------------------------------------------------------------------------
BUSINESS SEGMENTS(1)
Net sales
International tobacco      $ 6,861.6  $ 6,439.0  $ 6,174.8   $ 5,946.8  $ 6,387.3  $ 6,384.3
Distilled spirits            1,303.5    1,288.6    1,268.2     1,194.6    1,268.3    1,061.2
Hardware and home
improvement products         1,374.1    1,306.8    1,270.6     1,119.5    1,014.8      902.3
Golf and leisure products      811.4      579.3      507.1       452.7      416.2      391.0
Office products              1,228.7    1,206.1    1,049.7       977.2    1,003.5      982.3
                           ---------  ---------  ---------   ---------  ---------  ---------
Ongoing operations          11,579.3   10,819.8   10,270.4     9,690.8   10,090.1    9,721.1
Domestic tobacco                  --         --    1,594.7     1,501.5    1,820.9    1,784.6
Other businesses                  --      547.3    1,281.4     1,438.2    1,747.1    1,687.7
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $11,579.3  $11,367.1  $13,146.5   $12,630.5  $13,658.1  $13,193.4
                           =========  =========  =========   =========  =========  =========
Operating income
International tobacco      $   488.2  $   554.1  $   521.1   $   487.2  $   558.8  $   532.0
Distilled spirits              208.4      189.7      221.2       214.7      195.8      151.6
Hardware and home
improvement products           184.1      178.3      176.5       155.5      159.0      141.5
Golf and leisure products      109.0       83.0       73.3        63.6       53.3       45.9
Office products                 95.6       84.5       74.5        63.2       58.1       37.7
                           ---------  ---------  ---------   ---------  ---------  ---------
Ongoing operations           1,085.3    1,089.6    1,066.6       984.2    1,025.0      908.7
Domestic tobacco                  --         --      247.6       169.2      540.4      547.8
Other businesses                  --        3.4       (1.8)       27.2       24.3       22.5
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $ 1,085.3  $ 1,093.0  $ 1,312.4   $ 1,180.6  $ 1,589.7  $ 1,479.0
                           =========  =========  =========   =========  =========  =========
Identifiable assets
International tobacco      $ 2,448.3  $ 1,909.2  $ 1,893.2   $ 1,540.2  $ 1,251.0  $ 1,690.2
Distilled spirits            2,250.1    2,176.7    2,208.1     2,229.7    1,830.9    1,947.4
Hardware and home
improvement products         1,809.3    1,824.7    1,806.6     1,809.0    1,786.4    1,734.6
Golf and leisure products    1,239.2      381.7      336.2       308.9      264.0      240.6
Office products              1,608.4    1,553.6    1,540.4     1,465.7    1,510.5    1,588.4
                           ---------  ---------  ---------   ---------  ---------  ---------
Ongoing operations           9,355.3    7,845.9    7,784.5     7,353.5    6,642.8    7,201.2
Domestic tobacco                  --         --         --       702.1      806.0      762.9
Other businesses                  --         --      667.5       973.7      916.0    1,088.7
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $ 9,355.3  $ 7,845.9  $ 8,452.0   $ 9,029.3  $ 8,364.8  $ 9,052.8
                           =========  =========  =========   =========  =========  =========
GEOGRAPHIC AREAS(1)
Net sales
United States              $ 3,452.0  $ 3,232.6  $ 4,676.4   $ 4,415.2  $ 4,591.2  $ 4,206.8
Europe                       7,662.2    7,724.0    8,073.9     7,881.8    8,740.9    8,736.3
Other countries                465.1      410.5      396.2       333.5      326.0      250.3
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $11,579.3  $11,367.1  $13,146.5   $12,630.5  $13,658.1  $13,193.4
                           =========  =========  =========   =========  =========  =========
Operating income
United States              $   475.2  $   425.7  $   671.4   $   558.1  $   914.5  $   843.8
Europe                         536.7      599.3      585.8       578.4      633.7      594.7
Other countries                 73.4       68.0       55.2        44.1       41.5       40.5
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $ 1,085.3  $ 1,093.0  $ 1,312.4   $ 1,180.6  $ 1,589.7  $ 1,479.0
                           =========  =========  =========   =========  =========  =========
Identifiable assets
United States              $ 5,103.8  $ 4,539.9  $ 4,494.1   $ 5,043.7  $ 5,150.4  $ 5,030.2
Europe                       4,012.8    3,051.8    3,709.4     3,767.3    3,019.8    3,840.1
Other countries                238.7      254.2      248.5       218.3      194.6      182.5
                           ---------  ---------  ---------   ---------  ---------  ---------
                           $ 9,355.3  $ 7,845.9  $ 8,452.0   $ 9,029.3  $ 8,364.8  $ 9,052.8
                           =========  =========  =========   =========  =========  =========

(1)  See page 54 for further Information on Business Segments.

Six-Year Consolidated Selected Financial Data
American Brands, Inc. and Subsidiaries

(In millions, except per share amounts
and number of Common stockholders)              1996(2)       1995(2)       1994(2)       1993(2)       1992         1991(2)
-------------------------------------------------------------------------------------------------------------------------
OPERATING DATA(1)
Net sales                                  $11,579.3     $11,367.1     $13,146.5     $12,630.5     $13,658.1    $13,193.4
Gross profit                                 2,894.1       2,795.0       3,724.6       3,629.0       4,051.3      3,823.0
Depreciation and amortization                  274.8         257.5         314.4         293.9         289.0        266.2
Operating income from
continuing operations                        1,085.3       1,093.0       1,312.4       1,180.6       1,589.7      1,479.0
Interest and related expenses                  178.7         159.8         212.1         227.6         251.6        246.6
Income taxes                                   327.5         350.7         466.1         334.2         464.4        387.4
Income from continuing operations              496.8         543.1         885.1         541.2         786.9        716.2
Income (loss) from discontinued
operations                                        --            --        (151.0)        127.0          96.9         89.9
Extraordinary items                            (10.3)         (2.7)           --            --            --           --
Cumulative effect of accounting changes(3)        --            --            --        (198.4)           --           --
Net income(4)                                  486.5         540.4         734.1         469.8         883.8        806.1
Earnings per Common share
Primary
Continuing operations(4)                    $   2.86      $   2.90      $   4.38      $   2.67      $   3.81     $   3.47
Discontinued operations                           --            --          (.75)          .63           .48          .44
Extraordinary items                             (.06)         (.01)           --            --            --           --
Accounting changes(3)                             --            --            --          (.98)           --           --
                                           ---------     ---------     ---------     ---------     ---------    ---------
Net income                                  $   2.80      $   2.89      $   3.63      $   2.32      $   4.29     $   3.91
                                           ---------     ---------     ---------     ---------     ---------    ---------
Fully diluted
Continuing operations(4)                    $   2.80      $   2.84      $   4.24      $   2.63      $   3.69     $   3.33
Discontinued operations                           --            --          (.71)          .60           .44          .41
Extraordinary items                             (.06)         (.01)           --            --            --           --
Accounting changes(3)                             --            --            --          (.94)           --           --
                                           ---------     ---------     ---------     ---------     ---------    ---------
Net income                                  $   2.74      $   2.83      $   3.53      $   2.29      $   4.13     $   3.74
                                           =========     =========     =========     =========     =========    =========
COMMON SHARE DATA(1)
Dividends paid                              $  347.2      $  376.2      $  401.7      $  397.5      $  368.0     $  323.7
Dividends paid per share                    $   2.00      $   2.00      $ 1.9925      $   1.97      $  1.805     $ 1.5925
Average number of shares outstanding           173.3         186.9         201.6         201.8         204.0        202.6
Book value per share                        $  21.52      $  21.69      $  22.97      $  21.09      $  21.14     $  20.42
Number of stockholders,
December 31(5)                                52,832        56,769        60,611        63,537        63,929       66,950
                                           =========     =========     =========     =========     =========    =========
BALANCE SHEET DATA(1)
Inventories                                 $2,256.2      $1,840.2      $2,015.7      $2,043.2      $1,810.2     $2,141.5
Current assets(6)                            3,873.4       3,164.0       4,670.9       3,733.1       3,453.1      3,869.8
Working capital(6)                             178.1         752.7       1,555.4         575.4         664.4        609.4
Property, plant and equipment, net           1,230.9       1,137.3       1,212.7       1,472.1       1,406.4      1,472.4
Intangibles, net                             3,936.4       3,305.2       3,549.1       3,637.9       3,104.0      3,284.0
Net assets of discontinued operations             --            --            --       1,344.0       1,274.2      1,239.0
Total assets                                 9,504.2       8,021.2       9,794.4      10,566.5       9,868.8     10,521.9
Short-term debt                              1,459.7         710.8         705.8       1,182.9         824.7        730.6
Long-term debt                               1,598.3       1,154.6       1,512.1       2,492.4       2,406.8      2,551.9
Stockholders' equity                         3,684.2       3,877.2       4,637.5       4,271.4       4,301.6      4,316.0
Capital expenditures                           239.6         208.0         201.4         243.4         285.7        232.0
                                           =========     =========     =========     =========     =========    =========

(1)  See pages 26 through 38 of Financial Section.
(2) See pages 45 and 46 for Acquisitions and Dispositions, respectively. 1991 includes the acquisition in December of certain distilled spirits trademarks and 1993 includes the acquisition in December of Invergordon and the acquisition in June of the Benson and Hedges cigarette trademark in Europe.
(3) Principally represents a change in the method of accounting for postretirement benefits.
(4) Net income and primary and fully diluted earnings per Common share in 1994 include $267 million and $1.32 and $1.25, respectively, on the net gain on disposal of businesses (see page 46 for Dispositions).
(5) On January 31, 1997, there were 52,412 Common stockholders of record, not necessarily reflecting beneficial ownership.
(6) Includes $1,170 million of net assets of discontinued life insurance operations in 1994.