Form 10-K405, Exhibit 13
period 1997-12-31
FORTUNE BRANDS INC
filed 1998-03-30
CIK 789073

EXHIBIT 13

FINANCIAL CONTENTS

     Results of Operations                             page 33
     Financial Condition                               page 40
     Consolidated Statement of Income                  page 43
     Consolidated Balance Sheet                        page 44
     Consolidated Statement of Cash Flows              page 46
     Consolidated Statement of Stockholders' Equity    page 47
     Notes to Consolidated Financial Statements        page 48
     Report of Independent Accountants                 page 61
     Report of Management                              page 61
     Information on Business Segments                  page 62
     Six-Year Consolidated Selected Financial Data     page 63

RESULTS OF OPERATIONS Fortune Brands, Inc. and Subsidiaries

                                          Net Sales                       Operating Income(1)
                           ------------------------------------- ------------------------------------
                               1997        1996      1995           1997     1997(2)     1996   1995
(In millions)                                                             (Adjusted)
-----------------------------------------------------------------------------------------------------
Home products              $1,394.0      $1,374.1    $1,306.8      $  96.2   $193.0   $184.1   $178.3
Office products              1,294.2       1,228.7    1,206.1         19.3    106.6     95.6     84.5
                           ------------------------------------- ------------------------------------
   Home and office products  2,688.2       2,602.8    2,512.9        115.5    299.6    279.7    262.8
Golf products                  911.6         811.4      579.3         69.7    120.4    109.0     83.0
Distilled spirits            1,244.7       1,303.5    1,288.6        158.8    222.2    208.4    189.7
                           ------------------------------------- ------------------------------------
   Ongoing operations        4,844.5       4,717.7    4,380.8        344.0    642.2    597.1    535.5
Other businesses(3)               --            --      547.3           --       --        --     3.4
                           ------------------------------------- ------------------------------------
Continuing operations       $4,844.5      $4,717.7   $4,928.1       $344.0   $642.2   $597.1   $538.9
                           ==========================================================================

  (1) Operating income represents net sales less all costs and expenses excluding corporate administrative expenses, interest and related expenses and other (income) expenses, net.
  (2) Excludes restructuring and other nonrecurring charges of $298.2 million. See Note 15.
  (3) Includes housewares and retail distribution sold in 1995.

CONSOLIDATED

On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off ("Gallaher spin-off") and the Company's name was changed from American Brands, Inc. to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies -- Fortune Brands, Inc. and Gallaher. The consolidated financial statements have been restated to present Gallaher as a discontinued operation. (See Notes to Consolidated Financial Statements, Note 4.)

1997 COMPARED TO 1996

Net sales increased 3% on benefits from new products and line extensions, partly offset by volume declines. The benefits from acquisitions in home and office products were offset by the sale of nonstrategic businesses. Net sales in 1996 benefited from the inclusion of an additional month in distilled spirits U.K. operations (change to calendar year-end). Operating income decreased 42% due to $298.2 million of restructuring and other nonrecurring charges taken in 1997 across all segments. Excluding these charges, operating income increased 8%, primarily due to higher sales and gross margins, partly offset by increased marketing and research and development expenses. The effects of lower average foreign exchange rates on sales and operating income were not significant.

          The Company reviewed productivity-enhancing opportunities throughout the year and recorded pre-tax restructuring and other nonrecurring charges of $298.2 million. The restructuring actions are expected to produce annualized savings exceeding $50 million, much of that beginning in 1998. The Company expects to use much of the savings to support the future growth of its operating companies' brands. In connection with the restructuring, home and office products will be reducing their combined workforce by 7%, or 1,125 individuals, principally production employees. Approximately 30% of the charge will be cash payments, principally relating to employee termination costs, of which $61.6 million will be paid during 1998. The Company's capital expenditures on restructuring related projects amounted to $5.5 million in 1997 and is expected to approach $70 million in 1998. The restructuring actions will be substantially completed during 1998. (See Note 15.)

          Interest and related expenses decreased 29% reflecting lower average borrowings resulting principally from the use of the proceeds from the Gallaher spin-off. Fixed interest rate debt and short-term debt effectively converted into fixed-rate debt by interest rate swaps comprised almost all of the borrowings at December 31, 1997.

          The effective income tax rate comparisons were distorted by the restructuring and other nonrecurring charges. Excluding these charges, the effective income tax rates for 1997 and 1996 were 44.6% and 46.5%, respectively.

RESULTS OF OPERATIONS Fortune Brands, Inc. and Subsidiaries

          Income from continuing operations of $41.5 million, or 24 cents per basic Common share, compared with $181.7 million, or $1.04 per share for 1996. The decrease was due to the restructuring and other nonrecurring charges of $201 million after taxes, or $1.17 per share. Excluding these charges, income from continuing operations was $242.5 million, or $1.41 per share.

          Income from discontinued operations, which represents five months of Gallaher's net income of $65.1 million, or 38 cents per share, in 1997, compared with $315.1 million, or $1.82 per share, for the full year 1996. In addition, the 1997 amount included $67.1 million in pre-tax spin-off expenses. (See Note 4.)

          The extraordinary items charge in 1997 of $8.1 million ($12.4 million pre-tax), or five cents per share, and the 1996 charge of $10.3 million ($15.8 million pre-tax), or six cents per share, resulted from the extinguishment of debt. (See Note 17.)

          Net income of $98.5 million, or 57 cents per share, compared with $486.5 million, or $2.80 last year.

          The Company derived about 20% of its 1997 operating income before restructuring and other nonrecurring charges from operations in foreign countries, principally the United Kingdom, Australia, and Canada. Fluctuations in the exchange rates of such countries' currencies represent the principal exposures that may affect results in future periods. The Company cannot accurately predict fluctuations in foreign exchange rates for 1998. However, a 10% reduction in average exchange rates for these foreign currencies from the 1997 average rates would not have resulted in a material decrease in 1997 operating income.

          Pro forma income from operations and basic and diluted earnings per Common share, respectively, of $257.8 million, and $1.51 and $1.48 compared with $222.7 million, and $1.30 and $1.28 in 1996. Pro forma results reflect adjustments to income from continuing operations to include a net cash payment that approximated $1.25 billion, after taxes, that Gallaher made to the Company in connection with the Gallaher spin-off and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1996. In addition, the 1997 pro forma amounts exclude the $201 million, or $1.17 and $1.16 per basic and diluted share, respectively, of restructuring and other nonrecurring charges. Pro forma information is presented for informational purposes only and does not purport to be indicative of the results of operations which would actually have been obtained if the transactions had occurred on January 1, 1996, or which may exist or be obtained in the future.

          The Company and its operating companies have undertaken a program to determine the work necessary to make their computer information systems Year 2000 compliant. The program, which covers internal information technology and external business partner issues, encompasses various stages including assessment, strategy, development, testing and implementation. Based on activities to date and on project plans, critical systems are expected to be Year 2000 compliant by December 31, 1998. Resolution of the Year 2000 issue is not expected to have a material adverse effect upon the results of operations, cash flow or financial condition of the Company.

          On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

          The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

          In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

          Subsidiaries of the Company are involved in proceedings concerning the discharge of materials into the environment and the handling, disposal and clean-up of waste materials and otherwise relating to the protection of the environment. As of February 4, 1998, various subsidiaries of the Company had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 46 sites. While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

1996 COMPARED TO 1995

Net sales and operating income from ongoing operations increased 8% and 12%, respectively.

          Net sales increased due to price increases, new products and line extensions and the inclusion of Cobra Golf, acquired in January 1996, partly offset by volume declines, principally in distilled spirits. Excluding restructuring charges of $17.8 million in distilled spirits in 1995, operating income from ongoing operations was up 8% on the higher sales, partly offset by increased operating expenses. The effects of lower average foreign exchange rates on sales and operating income were not significant.

          Interest and related expenses increased $28.9 million (21%) due to higher average borrowings to fund the purchase of Cobra and Common share purchases.

          The unfavorable change in other (income) expenses, net, reflected interest income in 1995 from the investment of proceeds from the disposition of The American Tobacco Company and of the Franklin life insurance business.

          The 1995 restructuring charge in distilled spirits amounted to $17.8 million ($12.2 million after taxes), or six cents per share.

          The 1995 gain on disposal of businesses reflected a $20 million reversal of a loss provision recorded in 1994 in connection with the disposal of nonstrategic businesses and increased 1995 earnings per share by 10 cents.

          Income from continuing operations was $181.7 million, or $1.04 per Common share, compared with $185.9 million, or $.99 per share in 1995.

          Income from discontinued operations, which represents Gallaher's net income of $315.1 million, or $1.82 per share, in 1996 compared with $357. 2 million, or $1.91 per share, in 1995.

          The extraordinary item charge in 1996 of $10.3 million ($15.8 million pre-tax), or six cents per share, and the 1995 charge of $2.7 million ($4.1 million pre-tax), or one cent per share, resulted from the extinguishment of debt.

          Net income of $486.5 million, or $2.80 per Common share, compared with $540.4 million, or $2.89 per share in 1995. The Company, through Common share purchases and redemption of convertible debentures, reduced outstanding diluted shares by 12.8 million and 30 million in 1996 and 1995, respectively. During 1996, the Company purchased 10 million Common shares at an aggregate cost of $444.3 million, which, after consideration of the related impact on borrowing levels, interest expense and net income, benefited earnings per share by three cents.

HOME PRODUCTS

1997 COMPARED TO 1996

Net sales increased 1% principally on line extensions and new products, partly offset by lower volume on existing products as well as the absence of Moen operations in Taiwan and Japan. All companies except Master Lock reported higher sales.

          Operating income decreased 48% due to a $96.8 million restructuring and other nonrecurring charge related to the disposition of certain product lines and the rationalization of operations. Operating income excluding this charge increased 5% on the sales increase and improved gross margin (principally favorable product mix at Moen), partly offset by higher operating expenses and unfavorable comparison to last year's $2.2 million gain on the sale of Moen's joint venture in Taiwan. The increased operating expenses result from higher volume-related selling expenses at Moen and increased research and development expenses, partly offset by lower general

RESULTS OF OPERATIONS Fortune Brands, Inc. and Subsidiaries

and administrative expenses. Operating income increased at all companies except Master Lock. Operating income at Master Lock declined principally due to the January 1, 1997 average price reduction of 15% in response to a shift by mass merchants to competitors' value-priced imported products.

          As the home building industry continues to consolidate, the growth of large mass merchants and home centers will continue to present pricing and service challenges to manufacturers and will present opportunities for the most efficient manufacturers.

1996 COMPARED TO 1995

Net sales increased 5% on price increases, line extensions, new products and higher overall volume. All four companies in the group reported increased sales except Master Lock, which was flat. The overall volume increase resulted from Moen, while the other companies reported lower volume. Price, line extension and new product increases were reported by all companies.

          Operating income increased 3% on the sales increase, and a $2.2 million gain on the sale of Moen's joint venture in Taiwan, partly offset by increased manufacturing and operating expenses. The manufacturing expense increase reflected higher labor and overhead costs. The higher operating expenses reflected higher selling and distribution expenses (principally Moen and Master Lock to meet competitive activities), increased research and development expenses at Moen, and an unfavorable comparison to the reversal of reserves related to a joint venture in 1995. All companies but Master Lock reported increased operating income. Master Lock declined on lower volume and increased spending on selling and pricing programs as a result of a shift by mass merchants to competitors' value-priced products.

OFFICE PRODUCTS

1997 COMPARED TO 1996

Net sales increased 5% on the introduction of new products, partly offset by lower prices, volume declines in existing product lines and lower average foreign exchange rates. The benefits from acquisitions were largely offset by the sale of nonstrategic businesses. The majority of the increase occurred in North America and Europe, reflecting higher Kensington computer accessories sales (new products) and higher Day-Timer time-management products sold through the retail channel.

          Operating income decreased 80% due to an $87.3 million restructuring and other nonrecurring charge principally related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a pre-tax gain on the sale of nonstrategic businesses. Operating income excluding this charge increased 12% reflecting the sales increase and improved gross margin (principally manufacturing effciencies in North America and Europe, stabilized raw material costs and favorable product mix), partly offset by higher operating expenses. The increased operating expenses principally reflected higher customer program costs in North America, higher marketing, freight, distribution and research and development costs associated with the new products and higher general and administrative costs.

          As the office products industry continues to consolidate, the growth of large customers will continue to present pricing and service challenges to manufacturers and will present opportunities for the most efficient manufacturers.

1996 COMPARED TO 1995

Net sales increased 2%. Excluding the office furniture operations sold in 1995 and the acquisition of Advanced Gravis in September 1996, sales increased 5% on new products and price increases, partly offset by volume declines in existing product lines and lower average foreign exchange rates. Operating income increased 13% reflecting the sales increase and improved gross margin (principally reflecting the price increases), partly offset by higher operating expenses, principally customer programs and new product and business development costs in North America and increased freight and distribution expenses in Europe. Comparisons for Day-Timer products were adversely affected by the impact of strong initial sales into the retail channel in 1995.

GOLF PRODUCTS

1997 COMPARED TO 1996

Net sales were up 12% on line extensions and new products, volume increases in golf balls, clubs, gloves and shoes and one additional month of Cobra results in 1997 (acquired January 24, 1996), partly offset by discontinued products associated with new product introductions and lower average foreign exchange rates. Operating income decreased 36% due to a $50.7 million restructuring and other nonrecurring charge related to the discontinuance of certain product lines and the rationalization of operations. Operating income excluding this charge increased 10% reflecting the higher sales, partly offset by a shift in product mix and increases in material costs, advertising and promotional expenditures and research and development expenses associated with the development of new products.

1996 COMPARED TO 1995

Net sales increased 40% on the inclusion of Cobra and volume gains in all product lines, reflecting benefits from line extensions and new products, partly offset by lower average foreign exchange rates. Operating income was up 31% on the inclusion of Cobra and an increase at Titleist and FootJoy Worldwide. Cobra's lower than expected results were due primarily to startup production problems and marketing costs associated with new products. Titleist's increased operating income reflected the higher sales, partly offset by higher operating expenses, principally associated with the support and development of new products to meet competitive activity.

DISTILLED SPIRITS

1997 COMPARED TO 1996

Net sales decreased 5% principally resulting from lower volume and inclusion of an additional month of sales for the U.K. operations in 1996 (change to calendar year-end added $34.3 million), partly offset by price increases, new products and line extensions, the benefit from a domestic bulk sale and higher average foreign exchange rates. The volume declines reflect lower case shipments in the U.S., partially to reduce trade inventories, and decreased case shipments in the U.K. These declines were partly offset by higher case shipments in selected international markets (principally Australia and Germany) for Jim Beam Bourbon and pre-mixed cocktails, and higher case shipments in Canada.

          Operating income decreased 24% due to a $63.4 million restructuring and other nonrecurring charge related to a change in estimate for bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines. Operating income excluding this charge increased 7% on an improved product mix, benefits of price increases and lower operating expenses resulting from lower advertising and promotional support on selected brands and effective cost controls. Operating results improved in North America (price increases and lower brand support spending, partly offset by lower U.S. case shipments), Australia (higher volume, partly offset by unfavorable average foreign exchange rates) and the U.K. (lower operating expenses, partly offset by lower volume). The inclusion of an additional month of U.K. operations in 1996 had an immaterial effect on operating income.

          The November 1997 U.K. budget resulted in a 19 pence tax increase on a typical bottle effective January 1, 1998. The November 1996 U.K. budget resulted in a 26 pence tax reduction on a typical bottle following a similar reduction of 27 pence in November 1995. While considered from time to time, the last federal excise tax increase on distilled spirits in the U.S. was an 8% increase effective January 1, 1991.

RESULTS OF OPERATIONS Fortune Brands, Inc. and Subsidiaries

          Through 1995, distilled spirits consumption in many countries, including the U.S., continued a long-term decline. Estimated total unit sales of distilled spirits in the U.S. declined by approximately 2 to 3% from 1993 to 1995. In 1996, estimated total U.S. distilled spirits unit sales equaled 1995, and preliminary information suggests total 1997 U.S. sales of distilled spirits in units declined only slightly. Whether the historic decline in distilled spirits consumption has been reversed is uncertain. JBB Worldwide's total unit depletions (sales from distributors to retailers) in the U.S. decreased by 3.1%, 3.5% and 3.4% in 1997, 1996 and 1995, respectively. The decline in unit sales by JBB Worldwide in the U.S., which is greater than the decline for the U.S. industry as a whole, is believed to be the result of its concentration on whiskey brands and mid-to-low priced products, both of which are estimated to be declining at higher rates than the aggregate decline of distilled spirits consumption in the U.S., and on price increases taken to increase profits as compared to unit sales.

          During 1996, certain competitors of JBB Worldwide began television and radio broadcast advertising of distilled spirits products in the U.S. market, and the national distilled spirits industry association retracted a previous voluntary ban on such activities. These developments led to calls for government regulation and other actions at federal, state and local levels. JBB Worldwide, through its Jim Beam Brands Co. subsidiary, has not begun any such advertising but may yet do so in response to competitive conditions. JBB Worldwide operating units outside the U.S. have conducted broadcast advertising in markets where legal and not in violation of voluntary restrictions by industry groups.

          While it is impossible to predict any future U.K. and U.S. tax increases, as well as any restrictions on advertising, any such increases or restrictions may have an adverse effect on unit sales and industry trends.


1996 COMPARED TO 1995

Net sales and operating income increased 1% and 10%, respectively. Excluding the 1995 restructuring charge of $17.8 million, operating income increased slightly. The 1995 restructuring charge reflected a bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce.

          The sales increase reflected one additional month for the U.K. operations (change to calendar year-end added $34.3 million), higher volume applicable to international sales (primarily Jim Beam Bourbon and pre-mixed cocktails) and private label Scotch whisky sales, price increases on certain products (primarily Jim Beam Bourbon and, in the U.S. market, DeKuyper cordials), and the benefit of new product introductions in the U.S. market, largely offset by volume declines (primarily in the U.S. market and on branded products from the U.K. operations) and the effect of the reduction in U.K. excise taxes.

          The small increase in operating income, excluding the 1995 restructuring charge, reflected improved results from Jim Beam Bourbon international sales, particularly in Australia, and the private label Scotch whisky business, partly offset by lower profits in the U.S. domestic market and from U.K.-based branded products. The inclusion of the additional month of the U.K. operations had an immaterial effect on operating income. U.S. domestic results were negatively impacted by volume declines, including the effects of lower distributor inventories, and higher brand support spending, offset in part by price increases on key brands such as Jim Beam Bourbon and DeKuyper cordials and higher earnings from new product introductions. U.K.-based branded products profitability was negatively impacted by lower volume and increased brand support spending. Total marketing expenses increased 17%, reflecting higher support of new products in the North American market and on branded products in the U.K.

QUARTERLY FINANCIAL DATA(1)
unaudited


(In millions, except per share amounts)
1997                                              1st                2nd            3rd          4th
-------------------------------------------------------------------------------------------------------
Net sales                                       $1,105.1           $1,235.5      $1,185.5    $1,318.4
Gross profit                                       448.6              469.0         452.6       515.2
Operating income                                   125.9               79.9         108.8        29.4
Income (loss) from continuing operations (2)     $  35.0            $   4.3         $28.0      $(25.8)
Income (loss) from discontinued operations         101.6              (36.5)           --          --
Extraordinary items                                   --                 --            --         (8.1)
                                                -------------------------------------------------------
Net income (loss)                                 $136.6             $(32.2)        $28.0       $(33.9)
                                                -------------------------------------------------------
Earnings per Common share
     Basic
          Continuing operations(2)                  $.20              $ .03          $.16        $(.15)
          Discontinued operations                    .60               (.22)           --           --
          Extraordinary items                         --                 --            --         (.05)
                                                -------------------------------------------------------
          Net income                                $.80              $(.19)         $.16        $(.20)
                                                -------------------------------------------------------
     Diluted
          Continuing operations(2)                  $.20              $ .02          $.16        $(.15)
          Discontinued operations                    .58               (.20)           --           --
          Extraordinary items                         --                 --            --         (.05)
                                                -------------------------------------------------------
          Net income                                $.78              $(.18)         $.16        $(.20)
                                                =======================================================

1996                                              1st                2nd            3rd          4th
-------------------------------------------------------------------------------------------------------
Net sales                                       $1,055.1           $1,207.7      $1,158.1     $1,296.8
Gross profit                                       421.1              474.6         446.7        521.0
Operating income                                   125.2              153.1         134.0        184.8
Income from continuing operations                $  31.8            $  56.0       $  31.2      $  62.7
Income from discontinued operations                 92.3               66.0         105.5         51.3
Extraordinary items                                (10.3)                --            --           --
                                                -------------------------------------------------------
Net income                                        $113.8             $122.0        $136.7       $114.0
                                                -------------------------------------------------------
Earnings per Common share
     Basic
          Continuing operations                    $ .18               $.31         $.19          $.36
          Discontinued operations                    .52                .38          .61           .31
          Extraordinary items                       (.06)                --           --            --
                                                -------------------------------------------------------
          Net income                               $ .64               $.69         $.80          $.67
                                                -------------------------------------------------------

     Diluted
          Continuing operations                    $ .18               $.31         $.18          $.36
          Discontinued operations                    .51                .37          .61           .30
          Extraordinary items                       (.06)                --           --            --
                                                -------------------------------------------------------
          Net income                               $ .63               $.68         $.79          $.66
                                                =======================================================

(1) All previously published quarterly financial data have been restated. (See Notes 1, 4 and 18.)

(2) In 1997, income (loss) from continuing operations and basic and diluted earnings per Common share reflected restructuring and other nonrecurring charges of $65.4 million ($89.3 million pre-tax) and 38 cents and 38 cents in the second quarter, $23 million ($38.1 million pre-tax) and 13 cents and 12 cents in the third quarter, and $112.6 million ($170.8 million pre-tax) and 66 cents and 66 cents in the fourth quarter, respectively. (See Note 15.)

FINANCIAL CONDITION Fortune Brands, Inc. and Subsidiaries

CASH FLOW

NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES

Net cash provided from continuing operating activities in 1997 was $426.3 million, as compared with $333.5 million in 1996. This increase in net cash provided principally reflects higher operating income excluding restructuring and other nonrecurring charges, lower interest expense and favorable changes in various components of working capital. Net cash provided in 1996 was impacted unfavorably by the inclusion of Cobra's working capital requirements.

NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES

Net cash used by investing activities in 1997 was $227.6 million, as compared with net cash used in 1996 of $867.3 million.

          Capital expenditures. Capital spending is focused on the operating companies becoming the lowest cost producers of the highest quality products. Capital expenditures in 1997 were $196.9 million, as compared with $199.7 million in 1996. See Note 16 for capital expenditures. Funds for 1998 capital expenditures, estimated at $250 million (which includes $70 million related to the restructuring), are expected to be generated internally.

          Dispositions. In 1997, the Company disposed of two nonstrategic businesses for a total of $48 million. In 1995, proceeds from the disposition of the Franklin life insurance business and of other nonstrategic businesses were $1.2 billion.

          Acquisitions. In 1997, the Company completed the acquisition of five companies for $84.6 million, net of cash acquired. In 1996, acquisitions, net of cash acquired, amounted to $700.3 million, principally Cobra.


NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES

Net cash used by financing activities in 1997 was $1.5 billion, as compared with net cash provided in 1996 of $95.9 million, principally reflecting the repayment of debt in 1997 using the proceeds provided in connection with the Gallaher spin-off, the impact of the acquisition of Cobra in 1996 and lower Common share purchases in 1997. At the time of the spin-off, Gallaher paid to the Company an amount that approximated $1.25 billion, after taxes. The Company's purchases of Common stock amounted to $90 million during 1997 as compared with $444.3 million during 1996.

CASH PROVIDED BY DISCONTINUED OPERATIONS

To allocate the overall debt burden of the Company at the time of the Gallaher spin-off, Gallaher borrowed and paid to the Company approximately $1.25 billion, after taxes. The Company used the proceeds to pay down debt.

DIVIDENDS

Dividends paid per Common share in 1997 were $1.41 per share. Dividends paid to Common stockholders in 1997 decreased to $242.3 million from $347.2 million, reflecting the lower dividend rate following the Gallaher spin-off as well as fewer shares outstanding during 1997.

          In connection with the Gallaher spin-off, the Company's dividend was set at an indicated annual rate of $.80 per share. On December 1, 1997, the quarterly dividend paid on Common stock was increased 5% to $.21 per share, or an indicated annual rate of $.84 per share.

FINANCIAL POSITION

At December 31, 1997, total debt decreased $1.3 billion to $1.1 billion. Short-term debt decreased $377.6 million and long-term debt decreased $859.2 million. The ratio of total debt to total capital decreased to 22.2% at year end 1997, from 39.3% at year end 1996. The decrease principally reflected the repayment of debt using the proceeds received in connection with the Gallaher spin-off.

          At December 31, 1997, the Company had $850 million of debt securities (including Medium Term Notes) available for sale under its shelf registration with the Securities and Exchange Commission.

          In 1997, the Company purchased $95.8 million principal amount of its debt. In 1996, the Company redeemed $300 million principal amount of its debt. (See Note 17.)

          At year end 1997, the Company had $2.5 billion of long-term credit facilities, substantially all of which remained unused. On September 2, 1997, the Company terminated the revolving credit agreements that had been in place and entered into revolving credit agreements with expiration dates of August 1, 2002 with various banks which provide for unsecured committed borrowings of up to $2.5 billion, including Eurocurrencies. A commitment fee of .10% per annum is paid on the unused portion. These facilities are available for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market.

          Management believes that the Company's internally generated funds, together with its access to global credit markets, are more than adequate to meet the Company's capital needs.

          Working capital decreased to $327.1 million in 1997 from $774 million in 1996 principally due to the impacts of the Gallaher spin-off. Management believes that the 1997 working capital level was adequate to support continued growth.

FOREIGN EXCHANGE

The Company has investments in various foreign countries, principally the United Kingdom, as well as Australia and Canada. Therefore, changes in the value of the currencies of these countries affect the Company's balance sheet and cash flow statements when translated into U.S. dollars.

MARKET RISK

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. The Company enters into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates and interest rates. The counterparties are major financial institutions.

FOREIGN EXCHANGE CONTRACTS

The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. During 1997, the principal transactions hedged were short-term intercompany loans, intercompany purchases and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions are reflected in the income statement.

          At December 31, 1997, the Company had outstanding forward foreign exchange contracts to purchase $72 million and sell $164 million of various currencies (principally pound sterling) with a weighted average maturity of 121 days.

          The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1997, the difference between the fair value of all outstanding contracts and the contract amounts was immaterial. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $9 million. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would be offset by changes in the underlying value of the transactions being hedged.

INTEREST RATES

The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. Payments or receipts on the agreements are recorded as adjustments to interest expense. At December 31, 1997, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates through 1999, with an aggregate notional principal amount of $200 million. Under these agreements the Company receives a floating rate based on thirty day commercial paper rates and pays a fixed interest rate. These swaps effectively change the Company's payment of interest on $200 million of variable rate debt to fixed rate debt.

FINANCIAL CONDITION Fortune Brands, Inc. and Subsidiaries

          The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1997, the Company would have paid $6.6 million to terminate the agreements. A 1% decrease in the thirty day commercial paper rates would increase the amount paid by approximately $3 million. The fair value is based on dealer quotes, considering current interest rates.

          The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of the Company's total long-term debt (including current portion) at December 31, 1997 was $1,013 million. A 1% increase from prevailing interest rates at December 31, 1997 would result in a decrease in fair value of total long-term debt by approximately $51 million. Fair values were determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

     See Notes 1 and 14 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

STOCKHOLDERS' EQUITY

Stockholders' equity at year end 1997 increased $341.1 million to $4 billion principally reflecting changes resulting from the Gallaher spin-off.

          During 1997, the Company purchased 2.5 million shares of Common stock. At its July 29, 1997 meeting, the Board of Directors authorized a systematic share purchase program to cover future stock option exercises. This program is anticipated to be in the range of two million shares per year.

          From June 2, 1997, the initial trading date of the Company as Fortune Brands, the Common stock traded within a range of $30.375 to $38.00. The Common stock generated a total return of 21.1% from June 2 through December 31, 1997.

          Book value per Common share was $23.31 at year end.


CAUTIONARY STATEMENT

This annual report contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

QUARTERLY COMMON STOCK DIVIDEND PAYMENTS

                                   Fortune Brands*     American Brands
                                  ----------------------------------------
                                   1997           1997                1996
------------------------------------------------------                ----
Payment date                       Per share Per share           Per share
------------------------------------------------------           ---------
March 1                              --          $.50                $ .50
June 1                               --           .50                  .50
September 1                        $.20           --                   .50
December 1                          .21           --                   .50
                                  -------------------            ---------
                                          $1.41                      $2.00
                                  ===================            =========

QUARTERLY COMPOSITE COMMON STOCK PRICES

                                   Fortune Brands*      American Brands
                                  ----------------------------------------
                                   1997           1997                1996
----------------------------------------------------------------      ----
                                   High   Low   High  Low  High        Low
----------------------------------------------------------------      ----
First                              --     --   537/8 483/8 477/8     423/8
Second                             38  301/2      56 473/4 461/8     397/8
Third                          375/16  325/8      --    -- 467/8        40
Fourth                          375/8  303/8      --    -- 501/8     413/4
                               ===========================================

 *   From June 2, 1997, the initial trading date of the Company as Fortune
Brands.

The Common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED STATEMENT OF INCOME Fortune Brands, Inc. and Subsidiaries


FOR YEARS ENDED DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)         1997           1996           1995
--------------------------------------------------------------------------------------------------------------

NET SALES                                                               $4,844.5       $4,717.7       $4,928.1
  Cost of products sold                                                  2,540.4        2,401.1        2,626.0
  Excise taxes on distilled spirits                                        418.7          453.2          485.7
  Advertising, selling, general and administrative expenses              1,301.6        1,249.5        1,245.8
  Amortization of intangibles                                              104.2          102.7           90.1
  Restructuring charges                                                    209.1              -           17.8
  Interest and related expenses                                            116.7          165.5          136.6
  Other (income) expenses, net                                              14.1            6.1          (11.3)
  Gain on disposal of businesses                                               -              -           20.0
                                                                        --------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                      139.7          339.6          357.4
  Income taxes                                                              98.2          157.9          171.5
                                                                        --------------------------------------

INCOME FROM CONTINUING OPERATIONS                                           41.5          181.7          185.9
Income from discontinued operations                                         65.1          315.1          357.2
Extraordinary items                                                         (8.1)         (10.3)          (2.7)
                                                                        --------------------------------------

Net income                                                              $   98.5       $  486.5       $  540.4
                                                                        ======================================

Earnings per Common share
Basic
  Income from continuing operations                                     $    .24       $   1.04       $    .99
  Income from discontinued operations                                        .38           1.82           1.91
  Extraordinary items                                                       (.05)          (.06)          (.01)
                                                                        --------------------------------------
  Net income                                                            $    .57       $   2.80       $   2.89
                                                                        ======================================

Diluted
  Income from continuing operations                                     $    .23       $   1.03       $    .98
  Income from discontinued operations                                        .38           1.79           1.89
  Extraordinary items                                                       (.05)          (.06)          (.01)
                                                                        --------------------------------------
  Net income                                                            $    .56       $   2.76       $   2.86
                                                                        ======================================

DIVIDENDS PAID PER COMMON SHARE                                         $   1.41       $   2.00       $   2.00
                                                                        ======================================

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
  Basic                                                                    171.6          173.3          186.9
                                                                        ======================================
  Diluted                                                                  173.3          176.1          189.6
                                                                        ======================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEET Fortune Brands, Inc. and Subsidiaries


DECEMBER 31 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                         1997           1996
-----------------------------------------------------------------------------------------------

ASSETS
  Current assets
    Cash and cash equivalents                                            $  54.2        $  34.9
    Accounts receivable less allowances for discounts,
      doubtful accounts and returns, 1997 $54.3; 1996 $49.6                862.0          892.4
    Inventories
      Bulk whiskey                                                         338.1          379.3
      Other raw materials, supplies and work in process                    258.7          266.8
      Finished products                                                    358.4          391.8
                                                                        -----------------------
                                                                           955.2        1,037.9
    Net assets of discontinued operations                                      -          683.3
    Other current assets                                                   224.2          193.6
                                                                        -----------------------
      TOTAL CURRENT ASSETS                                               2,095.6        2,842.1
                                                                        -----------------------
  Property, plant and equipment
    Land and improvements                                                   65.8           59.4
    Buildings and improvements to leaseholds                               494.8          472.9
    Machinery and equipment                                              1,262.7        1,198.9
    Construction in progress                                               106.8           92.1
                                                                        -----------------------
                                                                         1,930.1        1,823.3
    Less accumulated depreciation                                          949.2          850.7
                                                                        -----------------------
    Property, plant and equipment, net                                     980.9          972.6
  Intangibles resulting from business acquisitions,
    net of cumulative amortization, 1997 $747.7; 1996 $649.3             3,674.1        3,730.7
  Other assets                                                             191.9          191.9
                                                                        -----------------------
      TOTAL ASSETS                                                      $6,942.5       $7,737.3
                                                                        =======================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                                            1997           1996
-----------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Notes payable to banks                                             $    36.8      $    37.1
    Commercial paper                                                       191.6          691.2
    Accounts payable                                                       254.6          241.3
    Accrued taxes                                                          475.2          443.4
    Accrued expenses and other liabilities                                 634.1          601.2
    Current portion of long-term debt                                      176.2           53.9
                                                                       ------------------------
      TOTAL CURRENT LIABILITIES                                          1,768.5        2,068.1
                                                                       ------------------------

  Long-term debt                                                           739.1        1,598.3
  Deferred income taxes                                                     38.5           19.3
  Postretirement and other liabilities                                     379.3          375.6
                                                                       ------------------------
      TOTAL LIABILITIES                                                  2,925.4        4,061.3
                                                                       ------------------------
  Stockholders' equity
    $2.67 Convertible Preferred stock                                       11.3           12.9
    Common stock, par value $3.125 per share, 229.6 shares issued          717.4          717.4
    Paid-in capital                                                        151.1          166.5
    Foreign currency adjustments                                            19.9         (195.9)
    Minimum pension liability adjustment                                   (13.0)          (8.2)
    Retained earnings                                                    5,129.7        5,025.4
    Treasury stock, at cost                                             (1,999.3)      (2,042.1)
                                                                       ------------------------
      TOTAL STOCKHOLDERS' EQUITY                                         4,017.1        3,676.0
                                                                       ------------------------


      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                       $ 6,942.5      $ 7,737.3
                                                                       ========================


CONSOLIDATED STATEMENT OF CASH FLOWS Fortune Brands, Inc. and Subsidiaries


FOR YEARS ENDED DECEMBER 31 (IN MILLIONS)                                   1997           1996           1995
--------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Net income                                                             $    98.5      $   486.5      $   540.4
Income from discontinued operations                                        (65.1)        (315.1)        (357.2)
Extraordinary items                                                          8.1           10.3            2.7
Restructuring charges                                                      209.1              -           17.8
Gain on disposals                                                              -              -          (20.0)
Depreciation and amortization                                              242.7          238.3          224.0
Decrease (increase) in accounts receivable                                  29.8          (74.4)         (59.2)
Decrease (increase) in inventories                                          31.9          (34.2)         121.2
Increase in other assets                                                    (4.5)          (5.1)         (18.7)
(Decrease) increase in accrued taxes                                       (27.8)          43.4           12.1
(Decrease) increase in accounts payable, accrued expenses and
 other liabilities                                                         (16.0)          20.3         (211.3)
(Decrease) increase in deferred income taxes                               (74.8)          (1.6)           1.1
Other operating activities, net                                             (5.6)         (34.9)         127.4
                                                                       ---------------------------------------

  NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES                   426.3          333.5          380.3
                                                                       ---------------------------------------

INVESTING ACTIVITIES
Additions to property, plant and equipment                                (196.9)        (199.7)        (175.6)
Proceeds from the disposition of property, plant and equipment               5.5           14.5           15.3
Proceeds from the disposition of operations, net of cash                    48.0            5.9        1,175.8
Acquisitions, net of cash acquired                                         (84.6)        (700.3)          (4.2)
Other investing activities, net                                              0.4           12.3           (2.3)
                                                                       ---------------------------------------

  NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES                        (227.6)        (867.3)       1,009.0
                                                                       ---------------------------------------

FINANCING ACTIVITIES
(Decrease) increase in short-term debt, net                               (506.4)         670.7           10.2
Issuance of long-term debt                                                  18.6          604.7           94.1
Repayment of long-term debt                                               (756.0)        (421.0)        (588.3)
Dividends to stockholders                                                 (243.4)        (348.4)        (377.5)
Cash purchases of Common stock for treasury                                (90.0)        (444.3)        (988.4)
Other financing activities, net                                             82.3           34.2           25.5
                                                                       ---------------------------------------

  NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                      (1,494.9)          95.9       (1,824.4)
                                                                       ---------------------------------------

Effect of foreign exchange rate changes on cash                             (6.4)          (3.6)         (16.9)
Cash provided by discontinued operations                                 1,321.9          244.4          230.0
                                                                       ---------------------------------------

  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 $    19.3      $  (197.1)     $  (222.0)
                                                                       =======================================

Cash and cash equivalents at beginning of year                         $    34.9      $   232.0      $   454.0
Cash and cash equivalents at end of year                               $    54.2      $    34.9      $   232.0
                                                                       =======================================

Cash paid during the year for
  Interest, net of capitalized amount                                  $   126.1      $   193.8      $   197.5
  Income taxes                                                         $   300.6      $   132.9      $   137.9
                                                                       =======================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY Fortune Brands, Inc. and Subsidiaries

                                        $2.67                                                 MINIMUM
                                  CONVERTIBLE                                  FOREIGN        PENSION                      TREASURY
                                    PREFERRED         COMMON    PAID-IN       CURRENCY      LIABILITY       RETAINED         STOCK,
(IN MILLIONS)                           STOCK          STOCK    CAPITAL    ADJUSTMENTS     ADJUSTMENT       EARNINGS        AT COST
-----------------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1995              $15.7         $717.4     $174.6        $(249.0)         $(4.4)      $4,724.4      $  (745.6)
Net income                                  -              -          -              -              -          540.4              -
Cash dividends                              -              -          -              -              -         (377.5)             -
Changes during the year                     -              -          -           14.4           (8.8)             -              -
Purchases                                   -              -          -              -              -              -         (981.1)
Conversion of securities and
  delivery of stock plan shares          (1.6)             -       (3.0)             -              -              -           48.1
                                        -------------------------------------------------------------------------------------------

Balance at December 31, 1995             14.1          717.4      171.6         (234.6)         (13.2)       4,887.3       (1,678.6)
Net income                                  -              -          -              -              -          486.5              -
Cash dividends                              -              -          -              -              -         (348.4)             -
Changes during the year                     -              -          -           38.7            5.0              -              -
Purchases                                   -              -          -              -              -              -         (444.3)
Conversion of securities and
  delivery of stock plan shares          (1.2)             -       (5.1)             -              -              -           80.8
                                        -------------------------------------------------------------------------------------------

Balance at December 31, 1996             12.9          717.4      166.5         (195.9)          (8.2)       5,025.4       (2,042.1)
Net income                                  -              -          -              -              -           98.5              -
Cash dividends                              -              -          -              -              -         (243.4)             -
Changes during the year                     -              -          -          (44.9)          (4.8)             -              -
Purchases                                   -              -          -              -              -              -          (86.2)
Conversion of securities and
  delivery of stock plan shares          (1.6)             -      (15.3)             -              -              -          119.4
Shares issued in connection
  with an acquisition                       -              -       (0.1)             -              -              -            9.6
Gallaher spin-off                           -              -          -          260.7              -          249.2              -
                                        -------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997            $11.3         $717.4     $151.1        $  19.9         $(13.0)      $5,129.7      $(1,999.3)
                                        ===========================================================================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Fortune Brands, Inc. and Subsidiaries

1      SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The consolidated financial statements have been restated to present certain disposed subsidiaries as discontinued operations. In addition, certain financial statement amounts have been reclassified to conform to the 1997 presentation.

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

INVENTORIES

Inventories are priced at the lower of cost (principally average and first-in, first-out and minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although part of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

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

ADVERTISING COSTS

Advertising costs, which amounted to $303 million, $290.2 million and $205.4 million in 1997, 1996 and 1995, respectively, are principally charged to expense as incurred.

RESEARCH AND DEVELOPMENT

Research and development expenses, which amounted to $46.6 million, $34.2 million and $25.8 million in 1997, 1996 and 1995, respectively, are charged to expense as incurred.

INCOME TAXES

Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

            Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $196.9 million at December 31, 1997, as such earnings are expected to be permanently reinvested in these companies.

FOREIGN CURRENCY TRANSLATION

Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of stockholders' equity.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the Company to reduce foreign currency exchange and interest rate risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 1997, FAS Statement No.130, "Reporting Comprehensive Income" was issued, effective January 1, 1998. FAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. FAS No. 130 requires financial statement disclosures for prior periods to be restated. The Company is in the process of determining its preferred disclosure format.

            In June 1997, FAS Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued, effective with the 1998 annual financial statements. FAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements. FAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers and requires financial statement disclosure for prior periods to be restated. The Company is in the process of evaluating the disclosure requirements under this standard.

2      ACQUISITIONS

During the second half of 1997, acquisitions were made in home and office products for an aggregate cost of $92 million, including fees, expenses and $9.5 million resulting from the issuance of Common shares. In connection with these acquisitions, liabilities amounting to $72 million were included at the dates of acquisition. The cost exceeded the fair value of net assets acquired by $90 million.

       In January 1996, Cobra Golf Incorporated ("Cobra") was acquired for an aggregate cost of $712 million in cash, including fees and expenses. In connection with this acquisition, liabilities amounting to $60 million were included at the date of acquisition. The cost exceeded the fair value of net assets acquired by $657 million.

       These operations have been included in consolidated results from the dates of acquisition. Had operations of home and office products' acquisitions been consolidated from January 1, 1996, they would not have materially affected 1996 results. Had Cobra's operations been consolidated from January 1, 1995, they would not have materially affected 1995 results.

3      DISPOSITIONS

In January 1995, the Company completed the sale of the Franklin life insurance business for $1.17 billion, before related expenses. The results of operations of Franklin were previously reclassified as discontinued operations.

            In 1994, the Company recorded a $245 million charge to income in connection with plans to dispose of a number of nonstrategic businesses. The sales of these businesses were completed in 1995. As a result, $20 million of the charge was reversed in 1995.

4      DISCONTINUED OPERATIONS

On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off and the Company's name was changed from American Brands, Inc. to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies--Fortune Brands, Inc. and Gallaher.

            To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that approximated $1.25 billion, after taxes. The Company used the proceeds to pay down debt.

            As a result of the spin-off, 63.18% of each shareholder's tax basis in American Brands Common shares should be allocated to Fortune Brands Common shares and 36.82% should be allocated to Gallaher shares.

            Also, in connection with the spin-off, Gallaher and Gallaher Limited agreed to indemnify the Company against claims arising from smoking and health and fire safe cigarette matters relating to the tobacco business of Gallaher and its subsidiaries.

            The consolidated financial statements have been reclassified to identify Gallaher's international tobacco operations as discontinued operations for all periods. Summarized data for the discontinued operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

RESULTS OF OPERATIONS
(In millions, except per share amounts)        1997(a)     1996         1995
-----------------------------------------------------------------------------

Net sales                                     $2,575.0   $6,861.6      $6,439.0
                                              =================================
Income before taxes                             $186.4     $484.7        $536.4
Spin-off expenses                                (67.1)        --            --
Income taxes                                     (54.2)    (169.6)       (179.2)
                                              ---------------------------------
Income from discontinued operations              $65.1     $315.1        $357.2
                                              =================================
Earnings per Common share
       Basic                                      $.38      $1.82         $1.91
                                              =================================
       Diluted                                    $.38      $1.79         $1.89
                                              =================================

  (a)  Includes results through May 30, 1997.

NET ASSETS OF DISCONTINUED OPERATIONS
(In millions)                                            December 31, 1996
-------------------------------------------------------------------------

Current assets                                                   $2,020.4
Property, plant and equipment, net                                  258.4
Other assets                                                        477.2
Current liabilities                                              (1,933.0)
Noncurrent liabilities                                             (139.7)
                                                                 --------
                                                                 $  683.3
                                                                 ========

5      SHORT-TERM BORROWINGS AND CREDIT FACILITIES

At December 31, 1997 and 1996, there were $228.4 million and $728.3 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.7% and 5.6%, respectively.

       At December 31, 1997 and 1996, there were $26.4 million and $21.4 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $63 million and $56 million, respectively, for general corporate purposes, including acquisitions.

       In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital of up to $41 million of which $16 million was outstanding at year end.

            See Note 14 for a description of the Company's use of financial instruments.

6        LONG-TERM DEBT

The components of long-term debt are as follows:
(In millions)                                         1997        1996
----------------------------------------------------------------------
Notes payable(a)                                    $  --     $  400.0
Revolving credit notes(a)                            18.5        204.9
Other notes(b)                                      101.0        150.3
8-1/2% Notes, Due 2003(c)                           157.3        200.0
8-5/8% Debentures, Due 2021(c)                      123.6        150.0
7-7/8% Debentures, Due 2023                         150.0        150.0
7-1/2% Notes, Due 1999                              150.0        150.0
9% Notes, Due 1999(c)                                73.3        100.0
9-1/4% Eurosterling Notes, Due 1998                  82.5         85.6
12-1/2% Sterling Loan Stock, Due 2009                49.4         51.4
Miscellaneous                                         9.7         10.0
                                                   -------------------
                                                    915.3      1,652.2
Less current portion                                176.2         53.9
                                                   -------------------
                                                   $739.1     $1,598.3
                                                   ===================

(a) The Company maintains revolving credit agreements expiring in 2002 with various banks, which provide for unsecured borrowings of up to $2.5 billion. The interest rate is set at the time of each borrowing. A commitment fee of .10% per annum is paid on the unused portion. The fee is subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. At December 31, 1996, $400 million of short-term notes payable were reclassified as long-term debt since the Company intended to exercise its rights under these arrangements to refinance these notes, in the event that it became advisable. There was no reclassification at December 31, 1997.

(b) The Other notes have maturity dates ranging from one to four years, with a weighted average coupon of 8.8%.

(c) See Note 17.

         Estimated payments for maturing debt during the next five years are as follows: 1998, $176.2 million; 1999, $227.4 million; 2000, $2.9 million;
2001, $13.8 million; and 2002, $14.1 million.

7           $2.67 CONVERTIBLE PREFERRED STOCK--
            REDEEMABLE AT COMPANY'S OPTION

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1997, 1996 and 1995 were 369,939 shares, 422,732 shares and 461,008 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and convert each share of such stock into 6.205 shares of Common stock. In connection with the Gallaher spin-off, the conversion rate of each share of $2.67 Convertible Preferred Stock was adjusted from 4.08 shares of American Brands Common stock to 6.205 shares of Fortune Brands Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. During 1997, 1996 and 1995, 52,793 shares, 38,276 shares and 55,178 shares, respectively, were converted. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

            A cash dividend of $2.67 per share in the aggregate amounts of $1.1 million, $1.2 million and $1.3 million was paid in each of the years ended December 31, 1997, 1996 and 1995, respectively.

8      CAPITAL STOCK

The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.

            There were 171,855,989 and 170,565,785 Common shares outstanding at December 31, 1997 and 1996, respectively.

            The cash dividends paid on the Common stock for the years ended December 31, 1997, 1996 and 1995 aggregated $242.3 million, $347.2 million and $376.2 million, respectively.

            Treasury shares purchased and received as consideration for stock options exercised amounted to 2,507,737 shares in 1997, 10,108,848 shares in 1996, and 24,790,403 shares in 1995. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 3,521,779 shares in 1997, 2,544,262 shares in 1996 and 1,710,151 shares in 1995. In connection with a 1997 acquisition, 276,162 shares were issued. At December 31, 1997 and 1996 there were 57,714,035 and 59,004,239 Common treasury shares, respectively.

9      PREFERRED SHARE PURCHASE RIGHTS

Each outstanding share of Common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of, or a tender offer for, 15% or more of the Common stock. If exercisable, each Right is exercisable for 1/100th of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. Also, upon an acquisition of 15% or more of the Common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than Rights held by the 15% acquiror, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for Common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 15% or more of the Common stock at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. The Rights expire on December 24, 2007.

            All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1997, outstanding Rights would have been exercisable as described above in the aggregate for 1,718,560 of such shares.

10     STOCK PLANS

The 1990 Long-Term Incentive Plan, as amended, authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 1999 for up to 17 million shares of the Common stock. The Company's Long-Term Incentive Plan for Key Employees of

Subsidiaries also authorizes the granting to key employees of the Company's subsidiaries of similar types of awards other than stock options and stock appreciation rights, and one million shares have been reserved for issuance upon payment of any awards granted thereunder after December 31, 1990. Stock options and stock appreciation rights may no longer be granted under the Company's 1986 Stock Option Plan, but outstanding awards may continue to be exercised until their expiration dates.

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

            The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for the fixed stock options granted in 1997, 1996 and 1995 been determined consistent with FAS No. 123, pro forma net income and earnings per Common share would have been as follows:

(In millions, except per share amounts)    1997      1997(a)    1996      1995
------------------------------------------------------------------------------
Net income                                $78.7     $90.6     $477.5    $539.6
                                          ====================================
Earnings per Common share
       Basic                               $.45      $.52      $2.75     $2.88
                                          ====================================
       Diluted                             $.45      $.52      $2.71     $2.85
                                          ====================================

(a) Excludes incremental fair value, as calculated under the Black-Scholes option-pricing model, related to the adjustment of options in the Gallaher spin-off.

    These pro forma amounts are not necessarily indicative of future amounts.

    Changes during the three years ended December 31, 1997 in shares under options were as follows:

                                                              Weighted-Average
                                                     Options    Exercise Price
------------------------------------------------------------------------------
Outstanding at January 1, 1995                     9,674,840            $37.33
     Granted                                       1,760,400             42.20
     Exercised                                      (869,030)            33.15
     Lapsed                                         (646,650)            40.69
------------------------------------------------------------------------------
Outstanding at December 31, 1995                   9,919,560             38.34
     Granted                                       1,772,550             48.65
     Exercised                                    (1,721,260)            35.17
     Lapsed                                         (189,700)            44.84
------------------------------------------------------------------------------
Outstanding at December 31, 1996                   9,781,150             40.64
     Granted                                          99,100             52.75
     Exercised                                    (2,267,110)            37.04
     Lapsed                                          (43,000)            48.66
     Cancelled                                      (297,400)            46.65
------------------------------------------------------------------------------
OUTSTANDING AT MAY 30, 1997                        7,272,740             41.63
GALLAHER SPIN-OFF ADJUSTMENT(a)                    4,427,250                --
------------------------------------------------------------------------------
Outstanding at May 30, 1997 after
          Gallaher spin-off                       11,699,990             25.88
     Granted                                       1,786,000             35.63
     Exercised                                    (1,325,538)            23.38
     Lapsed                                          (56,653)            30.26
------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1997                  12,103,799            $27.57
==============================================================================

  (a) On May 30, 1997, in connection with the Gallaher spin-off, the Company adjusted the number of shares under options and the option exercise prices to preserve, as closely as possible, the economic value of the options that existed at the time of the spin-off.

          Options exercisable at the end of each of the three years ended December 31, 1997 were as follows:

                                                Options    Weighted-Average
                                            Exercisable      Exercise Price
---------------------------------------------------------------------------
December 31, 1997                            10,166,612              $26.07
December 31, 1996                             8,075,350              $38.93
December 31, 1995                             8,159,160              $37.51

     The weighted-average fair values of options granted during 1997, 1996 and 1995 were $7.66, $7.11 and $5.98, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                                             1997      1996      1995
----------------------------------------------------------------------
Expected dividend yield                      2.6%       5.0%      5.0%
Expected volatility                          20.9%     19.0%     19.0%
Risk-free interest rate                      5.8%       5.9%      5.6%
Expected term                           4.5 Years    5 Years   5 Years

          Options outstanding at December 31, 1997 were as follows:

                                   Weighted-average
        Range of         Number           remaining         Weighted-average
 exercise prices    outstanding    contractual life           exercise price
----------------------------------------------------------------------------
$18.55 to $23.27      3,396,337                 5.3                   $21.39
 26.03 to  29.10      4,582,560                 5.6                    27.53
 30.30 to  35.63      4,124,902                 9.3                    32.70
----------------------------------------------------------------------------
$18.55 to $35.63     12,103,799                 6.8                   $27.57
============================================================================

          Options exercisable at December 31, 1997 were as follows:

                         Number    Weighted-average
                    exercisable      exercise price
                    -------------------------------
                      3,396,337              $21.39
                      4,582,560               27.53
                      2,187,715               30.30
                    -------------------------------
                     10,166,612              $26.07
                    ===============================

     At December 31, 1997, performance awards were outstanding pursuant to which up to 122,352 shares, 155,412 shares, 142,140 shares and 147,300 shares may be issued in 1998, 1999, 2000 and 2001, respectively, depending on the extent to which certain specified performance objectives are met. 40,240 shares, 45,890 shares and 112,994 shares were issued pursuant to performance awards during 1997, 1996 and 1995, respectively. The costs of performance awards are expensed over the performance period.

     Compensation expense for stock based plans recorded for 1997 and 1996 was $5 million and $1.9 million, respectively.

     Shares available in connection with future awards under the Company's stock plans at December 31, 1997, 1996 and 1995 were 8,216,471, 7,193,139 and
8,955,039, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.


11        PENSION AND OTHER RETIREE BENEFITS

The Company has a number of pension plans, principally in the United States, covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are sufficient to satisfy legal funding requirements.

PENSION PLANS

The components of net pension cost are as follows:

(In millions)                       1997         1996          1995
--------------------------------------------------------------------
Service cost                    $   26.2       $ 24.0        $ 16.3
Interest cost                       46.5         42.4          35.1
Actual return on plan assets      (101.9)       (76.3)        (85.7)
Net amortization and deferral       46.7         28.0          45.7
                                ------------------------------------
                                $   17.5       $ 18.1        $ 11.4
                                ====================================

          The funded status of the pension plans as of December 31 was as follows:

                                                              1997                              1996
                                          ----------------------------------------------------------
                                     Assets exceed     Accumulated   Assets exceed       Accumulated
                                       accumulated        benefits     accumulated          benefits
(In millions)                             benefits   exceed assets        benefits     exceed assets
----------------------------------------------------------------------------------------------------
Accumulated benefit obligation
  Vested                                    $404.4          $209.9          $389.7            $122.1
  Nonvested                                   20.9             3.6            16.5               3.6
                                          ----------------------------------------------------------
                                            $425.3          $213.5          $406.2            $125.7
                                          ==========================================================
Projected benefit obligation                $484.0          $234.7          $470.6            $137.6
Fair value of plan assets, principally
  equity securities and corporate bonds      566.5           183.7           548.7             103.1
                                          ----------------------------------------------------------
Excess (deficiency) of assets
  over projected benefit obligation           82.5           (51.0)           78.1             (34.5)
Unrecognized net transition (gain) loss       (8.6)            0.3           (11.3)              0.8
Unrecognized net (gain) loss from
  experience differences                     (36.4)           49.2           (22.1)             17.5
Unrecognized prior service cost               10.2            17.2             4.1              24.6
Adjustment needed to recognize
  minimum liability                             --           (29.8)             --             (30.0)
                                          ----------------------------------------------------------
Prepaid pension cost
  (pension liability)                      $  47.7          $(14.1)          $48.8            $(21.6)
                                          ==========================================================
Actuarial assumptions
  Discount rate                               7.0%            7.0%           7.75%             7.75%
  Weighted average rate of
    compensation increase                     4.5%            4.7%            4.9%              5.1%
  Expected long-term rate of
    return on plan assets                    10.0%           10.0%           10.0%             10.1%
                                          ==========================================================

DEFINED CONTRIBUTION PLANS

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $21.4 million, $18.1 million and $16.8 million in 1997, 1996 and 1995, respectively.

OTHER RETIREE BENEFITS

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs.

          The components of the postretirement benefit cost are as follows:

(In millions)                       1997           1996           1995
----------------------------------------------------------------------
Service cost                       $ 1.9         $  2.5         $  2.6
Interest cost                        8.2            9.1           10.0
Net amortization and deferral       (2.8)          (1.2)          (2.4)
                                   -----------------------------------
                                   $ 7.3          $10.4          $10.2
                                   ===================================

     The status of the other retiree benefit plans as of December 31 was as follows:

(In millions)                                      1997           1996
----------------------------------------------------------------------
Accumulated postretirement benefit
  obligation
    Retirees                                     $ 84.3         $ 76.3
    Fully eligible active plan participants        11.1           13.4
    Other active plan participants                 29.8           28.8
                                                 ---------------------
                                                  125.2          118.5
Unrecognized prior service cost                     3.0            3.9
Unrecognized net gain from experience
  differences                                      18.5           22.9
                                                 ---------------------
Accrued postretirement liability                 $146.7         $145.3
                                                 =====================
Assumed weighted average discount rate             7.0%           7.8%
                                                 =====================

          The assumed health care cost trend rate used in measuring the health care portion of the postretirement benefit cost for 1998 is 8.5%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate for each year would increase the accumulated benefit obligation as of December 31, 1997 and postretirement benefit cost for 1997 by approximately 7% and 13%, respectively.

12        LEASE COMMITMENTS

Future minimum rental payments under noncancelable operating leases as of December 31, 1997 are as follows:

(In millions)
----------------------------------------------------
1998                                         $  43.5
1999                                            37.1
2000                                            30.6
2001                                            25.3
2002                                            25.1
Remainder                                      136.7
                                             -------
Total minimum rental payments                  298.3
Less minimum rentals to be received under
     noncancelable subleases                    16.1
                                             -------
                                             $ 282.2
                                             =======

          Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $42.5 million, $43.3 million and $39.9 million in 1997, 1996 and 1995, respectively.

13        INCOME TAXES

The components of income from continuing operations before income taxes are as follows:

(In millions)                   1997      1996      1995
--------------------------------------------------------
Domestic operations           $120.8    $215.2    $238.9
Foreign operations              18.9     124.4     118.5
                              --------------------------
                              $139.7    $339.6    $357.4
                              ==========================

          A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                            1997      1996      1995
-----------------------------------------------------------------
Income taxes computed at
  federal statutory income
  tax rate                              $48.9    $118.9    $125.1
Other income taxes, net of
  federal tax benefit                    10.9      18.4      12.9
Lower effective rate on disposal
  of businesses                            --        --      (7.0)
Goodwill amortization not
  deductible for income tax
  purposes                               32.9      32.4      27.9
Miscellaneous, including
  reversals of tax provisions
  no longer required                      5.5     (11.8)     12.6
                                        -------------------------
Income taxes as reported                $98.2    $157.9    $171.5
                                        =========================

     Income taxes are as follows:

(In millions)                            1997      1996      1995
-----------------------------------------------------------------
Currently payable
     Federal                           $100.3    $104.4    $110.2
     Foreign                             38.2      26.2      45.3
     Other                               21.1      24.5      16.5
Deferred
     Federal and other                  (42.3)      0.2       1.0
     Foreign                            (19.1)      2.6      (1.5)
                                      ---------------------------
                                      $  98.2    $157.9    $171.5
                                      ===========================

     The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                 1997           1996
-----------------------------------------------------------------
Current assets
     Compensation and benefits             $  12.6        $  13.0
     Other reserves                           30.6           29.9
     Capitalized interest-inventory           12.7           12.1
     Restructuring                            30.1            5.0
     Interest                                 14.8           12.7
     Accounts receivable                      14.1           14.9
     Miscellaneous                            26.8           21.5
                                           ----------------------
                                             141.7          109.1
                                           ----------------------
Current liabilities
     Inventories                             (13.0)         (22.9)
     Miscellaneous                            (1.9)          (6.6)
                                           ----------------------
                                             (14.9)         (29.5)
                                           ----------------------
        Deferred income taxes included in
        Other current assets                 126.8           79.6
                                           ----------------------
Noncurrent assets
     Compensation and benefits                18.8           17.6
     Other retiree benefits                   49.8           49.1
     Other reserves                           42.0           23.4
     Foreign exchange                          6.3           52.0
     Miscellaneous                            18.6           17.6
                                           ----------------------
                                             135.5          159.7
                                           ----------------------
Noncurrent liabilities
     Depreciation                            (85.2)         (91.9)
     Pensions                                (11.5)         (11.3)
     Trademark amortization                  (60.9)         (55.1)
     Miscellaneous                           (16.4)         (20.7)
                                           ----------------------
                                            (174.0)        (179.0)
                                           ----------------------
        Deferred income taxes                (38.5)         (19.3)
                                           ----------------------
Net deferred tax asset                     $  88.3        $  60.3
                                           ======================

14        FINANCIAL INSTRUMENTS

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

          The Company enters into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company periodically enters into forward foreign exchange contracts to hedge a portion of its investments in U.K. operating companies.

          At December 31, 1997, the Company had outstanding forward foreign exchange contracts to purchase $72 million and sell $164 million of various foreign currencies (principally pound sterling), with maturities ranging from January 5, 1998 to November 30, 1998, with a weighted average maturity of 121 days. At December 31, 1996, the Company also had outstanding forward foreign exchange contracts to purchase $103 million and sell $2.1 billion of various foreign currencies (principally pound sterling), with maturities ranging from January 2, 1997 to December 29, 1997, with a weighted average maturity of 142 days. The higher activity in 1996 reflected the decision to hedge a greater portion of the investment in U.K. operating companies.

          The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1997, the difference between the contract amounts and fair values was immaterial. At December 31, 1996, the Company would have paid $137 million, the difference between the contract amounts and fair values, to offset the existing contracts.

          The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount.

          At December 31, 1997 and 1996, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates through 1999, with aggregate notional principal amounts of $200 million and $500 million, respectively. Under these agreements the Company receives a floating rate based on thirty day commercial paper rates, or a weighted average rate of 5.8% and 5.7% at December 31, 1997 and 1996, respectively, and pays a weighted average fixed interest rate of 7.8% and 6.6% at December 31, 1997 and 1996, respectively.

          The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1997 and 1996, the Company would have paid $6.6 million and $8.7 million, respectively, to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

          The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

          The estimated fair value of the Company's $915.3 million and $1,652.2 million total long-term debt (including current portion) at December 31, 1997 and 1996 was approximately $1,013 million and $1,726.1 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

          Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

15        RESTRUCTURING AND OTHER NONRECURRING CHARGES

Restructuring and other nonrecurring charges are as follows:

                                                 1997
                                  ---------------------------------
                                         Cost of Sales
(In millions)              Restructuring       Charges        Total
-------------------------------------------------------------------
Home products                     $ 79.5        $17.3        $ 96.8
Office products                     82.5          4.8          87.3
                                  ---------------------------------
  Home and office products         162.0         22.1         184.1
Golf products                       15.9         34.8          50.7
Distilled spirits                   31.2         32.2          63.4
                                  ---------------------------------
                                  $209.1        $89.1        $298.2
                                  =================================

     Home products include charges related to the disposition of certain product lines and the rationalization of operations.

     Office products include charges related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a $12.6 million pre-tax gain on the sale of nonstrategic businesses.

     Golf products include charges related to the discontinuance of certain product lines and the rationalization of operations.

     Distilled spirits include charges related to a change in estimate for bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines.

     The rationalization of operations referred to above includes the closure of certain manufacturing facilities, the consolidation of certain selling facilities, the termination of a foreign joint venture, and the sale or disposal of certain facilities.

     Restructuring and other nonrecurring charges by category of expenditures relates to the following:
                                                 1997
                                      ------------------------------------
                                              Cost of Sales
(In millions)                   Restructuring       Charges          Total
--------------------------------------------------------------------------
Rationalization of operations
  Employee termination
    costs(a)                          $ 59.3            --         $ 59.3
  Facilities closing costs              19.2            --           19.2
  Other                                 35.7         $19.1           54.8
Inventories                               --          70.0           70.0
International distribution
  and lease agreements                  27.2            --           27.2
Loss on disposal of fixed assets
  and businesses(b)                     67.7            --           67.7
                                      ------------------------------------
                                      $209.1         $89.1         $298.2
                                      ====================================

(a) Home and Office products will be reducing their workforce by 7%, or 1,125 individuals, primarily production employees.

(b) The remaining net book value of assets to be disposed of at December 31, 1997 approximated $55 million.

     Reconciliation of the restructuring and other nonrecurring charges liability is as follows:

                                                      1997
                                     -------------------------------------
                                             Cost of Sales
(In millions)                  Restructuring       Charges          Total
--------------------------------------------------------------------------
Provision                            $ 209.1        $ 89.1        $ 298.2
Cash expenditures                      (20.5)         (8.5)         (29.0)
Non-cash write-offs                   (127.0)        (80.6)        (207.6)
                                     -------------------------------------
Balance at December 31, 1997         $  61.6       $    --        $  61.6
                                     =====================================

     The balance at December 31, 1997 relates principally to employee termination costs that will be paid during 1998. The Company anticipates that the restructuring actions will be substantially completed during 1998.

     In 1995, a restructuring charge of $17.8 million was recorded in distilled spirits principally in connection with a bottling plant closing, write-down of property, plant and equipment, and related employee termination costs on a 5% reduction in workforce.

16        INFORMATION ON BUSINESS SEGMENTS

The Company's subsidiaries operate principally in the following business segments:

     Home products includes kitchen and bathroom faucets, plumbing supply and repair products manufactured, packaged or distributed by Moen, locks manufactured by Master Lock, kitchen cabinets and bathroom vanities manufactured by Aristokraft, and tool storage products manufactured by Waterloo.

     Office products includes paper fastening, computer accessories, time management systems and other office products manufactured by ACCO World subsidiaries.

     Golf products includes golf balls, shoes, gloves and clubs manufactured and marketed by Titleist and FootJoy Worldwide and golf clubs manufactured and marketed by Cobra, acquired in January 1996.

     Distilled spirits includes products produced or imported by JBB Worldwide subsidiaries.

     Other businesses included housewares (Prestige), sold in May 1995, and retail distribution (Forbuoys), sold in July 1995.

     The Company's subsidiaries operate in the United States, Europe (principally in the U.K.) and other areas (principally in Canada and Australia).

     Net sales and operating income for the years 1997, 1996 and 1995 and identifiable assets for the related year ends by business segments and by geographic areas, are shown on page 62.

     Operating income represents net sales less all costs and expenses excluding corporate administrative expenses, interest and related expense and other (income) expenses, net. A reconciliation of operating income to income from continuing operations before income taxes is as follows:

(In millions)                           1997          1996           1995
--------------------------------------------------------------------------
Operating income                      $344.0        $597.1         $538.9
Interest and related expenses          116.7         165.5          136.6
Non-operating expenses                  87.6          92.0           64.9
Gain on disposal of
     businesses                           --            --          (20.0)
                                      ------------------------------------
Income from continuing
     operations before
     income taxes                     $139.7        $339.6         $357.4
                                      ====================================

     Reconciliation of identifiable assets to total assets is as follows:

(In millions)                           1997          1996           1995
--------------------------------------------------------------------------
Identifiable assets                 $6,787.8      $6,907.0       $5,936.7
Corporate                              154.7         147.0          376.0
Net assets of discontinued
     operations                           --         683.3          520.7
                                    --------------------------------------
                                    $6,942.5      $7,737.3       $6,833.4
                                    ======================================

     Depreciation is as follows:

(In millions)                           1997          1996           1995
--------------------------------------------------------------------------
Home products                          $42.3        $ 40.8         $ 35.2
Office products                         39.9          39.2           35.8
                                      ------------------------------------
     Home and office products           82.2          80.0           71.0
Golf products                           16.3          13.4           10.0
Distilled spirits                       37.1          39.4           35.9
Corporate                                2.9           2.8            2.9
                                      ------------------------------------
     Ongoing operations                138.5         135.6          119.8
Other businesses                          --            --           14.1
                                      ------------------------------------
                                      $138.5        $135.6         $133.9
                                      ====================================

     Amortization of intangibles is as follows:

(In millions)                           1997          1996          1995
--------------------------------------------------------------------------
Home products                          $29.9        $ 30.0          $30.1
Office products                         21.5          20.7           21.0
                                      ------------------------------------
     Home and office products           51.4          50.7           51.1
Golf products                           17.8          16.3            1.2
Distilled spirits                       35.0          35.7           34.4
                                      ------------------------------------
     Ongoing operations                104.2         102.7           86.7
Other businesses                          --            --            3.4
                                      ------------------------------------
                                      $104.2        $102.7          $90.1
                                      ====================================


     Capital expenditures are as follows:

(In millions)                           1997          1996           1995
--------------------------------------------------------------------------
Home products                        $  55.6        $ 60.6         $ 68.1
Office products                         43.0          40.9           36.1
                                      ------------------------------------
     Home and office products           98.6         101.5          104.2
Golf products                           59.4          50.4           20.6
Distilled spirits                       37.5          46.5           39.5
Corporate                                1.4           1.3            0.9
                                      ------------------------------------
     Ongoing operations                196.9         199.7          165.2
Other businesses                          --            --           10.4
                                      ------------------------------------
                                      $196.9        $199.7         $175.6
                                      ====================================

17        EXTRAORDINARY ITEMS

In the fourth quarter of 1997, the Company purchased the following principal amounts of its outstanding debt: $42.7 million of 8 1/2% Notes, Due 2003, $26.7 million of 9% Notes, Due 1999 and $26.4 million of 8 5/8% Debentures, Due 2021. The extinguishment of debt resulted in a charge of $8.1 million ($12.4 million pre-tax) or five cents per Common share.

     In March 1996, the Company redeemed $149.6 million of its $150 million
7 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 million 9 1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus accrued interest. The extinguishment of debt resulted in a charge of $10.3 million ($15.8 million pre-tax), or six cents per share.

     In April 1995, holders of $199.5 million of the $200 million 5 3/4% Eurodollar Convertible Debentures, Due 2005, exercised their right to "put" their debentures at a price of 114.74%, plus accrued interest. This resulted in a total payment by the Company of $240.4 million, including premium and accrued interest, and reduced the number of diluted shares outstanding by 5.1 million. The extinguishment of debt resulted in a charge of $2.7 million ($4.1 million pre-tax), or one cent per share.

18        EARNINGS PER SHARE

In the fourth quarter of 1997, the Company adopted FAS Statement No. 128, "Earnings per Share". Accordingly, diluted earnings per Common share for all prior periods have been restated.

     Basic earnings per Common share are based on the weighted average number of Common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per Common share assume that any dilutive convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding Common shares adjusted accordingly. It also assumes that outstanding Common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The Convertible Preferred stock was not included in the computation of diluted earnings per Common share for 1997 since it would have resulted in an antidilutive effect.

     The computation of basic and diluted earnings per Common share for "Income from continuing operations" is as follows:

(In millions,
except per share amounts)               1997          1996           1995
--------------------------------------------------------------------------
Income from continuing
     operations                        $41.5        $181.7         $185.9
Less: Preferred stock dividends          1.1           1.2            1.3
                                      ------------------------------------
Income available to
     Common stockholders
     -- basic                           40.4         180.5          184.6
Convertible Preferred stock
     dividend requirements                --           1.2            1.3
                                      ------------------------------------
Income available to
     Common stockholders
     -- diluted                        $40.4        $181.7         $185.9
                                      ====================================
Weighted average number of
     Common shares outstanding
     -- basic                          171.6         173.3          186.9
Conversion of Convertible
     Preferred stock                      --           1.8            2.0
Exercise of stock options                1.7           1.0            0.7
                                      ------------------------------------
Weighted average number of
     Common shares outstanding
     -- diluted                        173.3         176.1          189.6
                                      ====================================
Earnings per Common share
     Basic                              $.24         $1.04           $.99
                                      ====================================
     Diluted                            $.23         $1.03           $.98
                                      ====================================

19        PENDING LITIGATION

TOBACCO LITIGATION AND INDEMNIFICATION

On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

     The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

OTHER LITIGATION

In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

20        ENVIRONMENTAL

The Company is subject to laws and regulations relating to the protection of the environment.

     The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are not discounted. Statement of Position 96-1, "Environmental Remediation Liabilities" ("SOP 96-1"), was effective as of January 1, 1997. SOP 96-1 provides guidance on specific accounting matters in connection with recognizing, measuring and disclosing environmental remediation liabilities. Adoption of SOP 96-1 did not have any effect on the Company's financial condition or results of operations.

     While it is not possible to quantify with certainty the potential impact of actions regarding environmental matters, particularly remediation and other compliance efforts that the Company's subsidiaries may undertake in the future, in the opinion of management, compliance with the present environmental protection laws, before taking into account estimated recoveries from third parties, will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company.

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF FORTUNE BRANDS, INC.

We have audited the accompanying consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the management of Fortune Brands, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for the years ended December 31, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

1301 Avenue of the Americas
New York, New York
February 4, 1998

REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF FORTUNE BRANDS, INC.

We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1997, 1996 and 1995. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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


/s/ Thomas C. Hays

Thomas C. Hays
Chairman of the Board and
Chief Executive Officer


/s/ Craig P. Omtvedt

Craig P. Omtvedt
Senior Vice President and
Chief Accounting Officer

INFORMATION ON BUSINESS SEGMENTS(1)(2) Fortune Brands, Inc. and Subsidiaries


(In millions)                  1997        1996         1995        1994         1993         1992
--------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
NET SALES
Home products              $1,394.0    $1,374.1     $1,306.8    $1,270.6     $1,119.5     $1,014.8
Office products             1,294.2     1,228.7      1,206.1     1,049.7        977.2      1,003.5
                           -----------------------------------------------------------------------
  Home and office products  2,688.2     2,602.8      2,512.9     2,320.3      2,096.7      2,018.3
Golf products                 911.6       811.4        579.3       507.1        452.7        416.2
Distilled spirits           1,244.7     1,303.5      1,288.6     1,268.2      1,194.6      1,268.3
                           -----------------------------------------------------------------------
  Ongoing operations        4,844.5     4,717.7      4,380.8     4,095.6      3,744.0      3,702.8
Other businesses                 --          --        547.3     1,281.4      1,438.2      1,747.1
                           -----------------------------------------------------------------------
                           $4,844.5    $4,717.7     $4,928.1    $5,377.0     $5,182.2     $5,449.9
                           =======================================================================
OPERATING INCOME(3)
Home products               $  96.2      $184.1       $178.3      $176.5       $155.5       $159.0
Office products                19.3        95.6         84.5        74.5         63.2         58.1
                           -----------------------------------------------------------------------
  Home and office products    115.5       279.7        262.8       251.0        218.7        217.1
Golf products                  69.7       109.0         83.0        73.3         63.6         53.3
Distilled spirits             158.8       208.4        189.7       221.2        214.7        195.8
                           -----------------------------------------------------------------------
  Ongoing operations          344.0       597.1        535.5       545.5        497.0        466.2
Other businesses                 --          --          3.4        (1.8)        27.2         24.3
                           -----------------------------------------------------------------------
                             $344.0      $597.1       $538.9      $543.7       $524.2       $490.5
                           =======================================================================
IDENTIFIABLE ASSETS
Home products              $1,785.8    $1,809.3     $1,824.7    $1,806.6     $1,809.0     $1,786.4
Office products             1,638.9     1,608.4      1,553.6     1,540.4      1,465.7      1,510.5
                           -----------------------------------------------------------------------
  Home and office products  3,424.7     3,417.7      3,378.3     3,347.0      3,274.7      3,296.9
Golf products               1,260.9     1,239.2        381.7       336.2        308.9        264.0
Distilled spirits           2,102.2     2,250.1      2,176.7     2,208.1      2,229.7      1,830.9
                           -----------------------------------------------------------------------
  Ongoing operations        6,787.8     6,907.0      5,936.7     5,891.3      5,813.3      5,391.8
Other businesses                 --          --           --       667.5        973.7        916.0
                           -----------------------------------------------------------------------
                           $6,787.8    $6,907.0     $5,936.7    $6,558.8     $6,787.0     $6,307.8
                           =======================================================================
GEOGRAPHIC AREAS
NET SALES
  United States            $3,550.9    $3,417.8     $3,203.8    $3,069.2     $2,895.8     $2,765.9
  Europe                      808.0       813.3      1,293.2     1,906.3      1,935.0      2,346.6
  Other countries             485.6       486.6        431.1       401.5        351.4        337.4
                           -----------------------------------------------------------------------
                           $4,844.5    $4,717.7     $4,928.1    $5,377.0     $5,182.2     $5,449.9
                           =======================================================================
Operating income(3)
  United States              $317.8      $477.7       $430.4      $425.4       $394.3       $379.5
  Europe                      (34.2)       46.8         41.3        61.0         91.4         67.0
  Other countries              60.4        72.6         67.2        57.3         38.5         44.0
                           -----------------------------------------------------------------------
                             $344.0      $597.1       $538.9      $543.7       $524.2       $490.5
                           =======================================================================
Identifiable assets
  United States            $4,899.3    $4,935.8     $4,165.0    $4,139.8     $4,186.9     $4,163.0
  Europe                    1,541.5     1,617.4      1,495.8     2,158.1      2,347.6      1,892.1
  Other countries             347.0       353.8        275.9       260.9        252.5        252.7
                           -----------------------------------------------------------------------
                           $6,787.8    $6,907.0     $5,936.7    $6,558.8     $6,787.0     $6,307.8
                           =======================================================================


(1)  See Note 16 for further Information on Business Segments.

(2)  Years prior to 1997 restated for discontinued tobacco operations.

(3) 1997 includes $298.2 million of restructuring and other nonrecurring charges. (See Note 15.)

SIX-YEAR CONSOLIDATED SELECTED FINANCIAL DATA(1) Fortune Brands, Inc. and Subsidiaries


(In millions, except per share amounts
and number of Common stockholders)                          1997(3)        1996(3)        1995     1994(3)(4)   1993(3)     1992
----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA(2)

Net sales                                                   $4,844.5     $4,717.7      $4,928.1     $5,377.0   $5,182.2   $5,449.9
Gross profit                                                 1,885.4      1,863.4       1,816.4      1,971.1    1,947.0    2,015.0
Depreciation and amortization                                  242.7        238.3         224.0        244.5      240.4      235.4
Operating income                                               344.0        597.1         538.9        543.7      524.2      490.5
Interest and related expenses                                  116.7        165.5         136.6        173.0      188.2      177.4
Income taxes                                                    98.2        157.9         171.5        119.8      126.7      108.9
Income (loss) from continuing operations                        41.5        181.7         185.9        (78.8)     120.1      113.4
Income from discontinued operations                             65.1        315.1         357.2        812.9      548.1      770.4
Extraordinary items                                             (8.1)       (10.3)         (2.7)          --         --         --
Cumulative effect of accounting changes(5)                        --           --            --           --     (198.4)        --
Net income(6)                                                   98.5        486.5         540.4        734.1      469.8      883.8
Earnings per Common share
     Basic
          Continuing operations(6)                              $.24        $1.04        $  .99        $(.40)    $  .59     $  .51
          Discontinued operations                                .38         1.82           1.91        4.03       2.71       3.78
          Extraordinary items                                   (.05)        (.06)          (.01)         --         --         --
          Accounting changes(5)                                   --           --             --          --       (.98)        --
                                                         -------------------------------------------------------------------------
               Net income                                       $.57        $2.80          $2.89       $3.63      $2.32      $4.29

     Diluted
          Continuing operations(6)                             $ .23        $1.03         $  .98       $(.40)     $ .59     $  .51
          Discontinued operations                                .38         1.79           1.89        4.03       2.71       3.76
          Extraordinary items                                   (.05)        (.06)          (.01)         --         --         --
          Accounting changes(5)                                   --           --             --          --       (.98)        --
                                                         -------------------------------------------------------------------------
               Net income                                      $ .56        $2.76          $2.86       $3.63      $2.32      $4.27
                                                         =========================================================================
COMMON SHARE DATA(2)
Dividends paid                                                $242.3       $347.2         $376.2      $401.7     $397.5     $368.0
Dividends paid per share                                       $1.41        $2.00          $2.00     $1.9925      $1.97     $1.805
Average number of shares outstanding                           171.6        173.3          186.9      201. 6      201.8      204.0
Book value per share                                          $23.31       $21.48         $21.61      $22.95     $21.01     $21.11
Number of stockholders, December 31(7)                        46,537       52,832         56,769      60,611     63,537     63,929
                                                         =========================================================================
BALANCE SHEET DATA(2)
Inventories                                                $   955.2     $1,037.9       $  950.9    $1,156.0   $1,198.7   $1,046.6
Current assets(8)                                            2,095.6      2,842.1        2,112.5     3,726.1    2,597.7    1,972.5
Working capital(8)                                             327.1        774.0          651.7     1,673.4    1,110.6      320.3
Property, plant and equipment, net                             980.9        972.6          904.3       979.7    1,065.0      998.9
Intangibles, net                                             3,674.1      3,730.7        3,103.2     3,346.4    3,429.9    3,077.0
Net assets of discontinued operations                             --           --          520.7       334.9    1,320.3    2,136.3
Total assets                                                 6,942.5      7,737.3        6,833.4     8,557.9    8,598.0    8,603.7
Short-term debt                                                404.6        782.2          470.0       553.7      333.2      610.5
Long-term debt                                                 739.1      1,598.3        1,063.0     1,485.5    2,492.0    2,405.0
Stockholders' equity                                         4,017.1      3,676.0        3,864.0     4,633.1    4,256.0    4,296.3
Capital expenditures                                           196.9        199.7          175.6       157.6      178.5      209.8
                                                         =========================================================================

(1)  Years prior to 1997 have been restated. See Notes 1, 4 and 18.
(2)  See pages 32 through 42 of Financial Section.
(3) See Notes 2 and 4. 1993 includes the acquisition in December of Invergordon Distillers Group PLC.
(4) The years 1994 and prior reflect as discontinued operations, the results of the former domestic tobacco subsidiary, The American Tobacco Company, and the former Franklin life insurance business.
(5) Principally represents a change in the method of accounting for postretirement benefits.
(6) Net income and both basic and diluted earnings per Common share in 1994 include $241.3 million and $1.20, respectively, on the loss on disposal of businesses.
(7) On January 31, 1998, there were 46,065 Common stockholders of record, not necessarily reflecting beneficial ownership.
(8) 1996, 1994 and 1993 include net assets of discontinued operations as current assets.