Form 10-K405, Exhibit 13
period 1998-12-31
FORTUNE BRANDS INC
filed 1999-03-31
CIK 789073

EXHIBIT 13

FINANCIAL HIGHLIGHTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES


                                                Reported               Pro Forma Basis(1)
----------------------------------------------------------------------------------------------
(In millions, except per share amounts)     1998        1997        1998        1997    Change
----------------------------------------------------------------------------------------------
Net sales
   Home products                         $ 1,624.4   $ 1,394.0   $ 1,624.4   $ 1,394.0
   Office products                         1,387.7     1,294.2     1,387.7     1,294.2
----------------------------------------------------------------------------------------------
      Home and office products             3,012.1     2,688.2     3,012.1     2,688.2
   Golf products                             962.9       911.6       962.9       911.6
   Spirits and wine                        1,265.9     1,244.7     1,265.9     1,244.7
----------------------------------------------------------------------------------------------
                                         $ 5,240.9   $ 4,844.5   $ 5,240.9   $ 4,844.5     8%
==============================================================================================
Operating company contribution(2)
   Home products                         $   252.5   $   222.9   $   252.5   $   222.9
   Office products                           134.0       128.1       134.0       128.1
----------------------------------------------------------------------------------------------
      Home and office products               386.5       351.0       386.5       351.0
   Golf products                             142.9       138.2       142.9       138.2
   Spirits and wine                          268.9       257.2       268.9       257.2
----------------------------------------------------------------------------------------------
                                         $   798.3   $   746.4   $   798.3   $   746.4     7%
==============================================================================================
Income from continuing operations        $   293.6   $    41.5   $   293.6   $   257.8    14%
==============================================================================================
Earnings per Common share
from continuing operations
==============================================================================================
   Basic                                 $    1.70   $     .24   $    1.70   $    1.51    13%
==============================================================================================
   Diluted                               $    1.67   $     .23   $    1.67   $    1.48    13%
==============================================================================================
EBITDA(3)                                $   865.7   $   499.1   $   865.7   $   797.3     9%
==============================================================================================

===============================================================================================
Dividends paid per Common share          $     .85   $    1.41   $     .85   $     .81     5%
==============================================================================================
Average number of Common shares
   outstanding                               172.2       171.6       172.2       170.3
==============================================================================================

(1) Unaudited pro forma results exclude restructuring and other nonrecurring charges in 1997 (See Note 14) and reflect the net cash payment Gallaher Group Plc made to the Company in connection with the spin-off on May 30, 1997 (See Note 3) and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1997. Pro forma information is presented for informational purposes only and does not purport to be indicative of the results of operations which would actually have been obtained if the transactions had occurred on January 1, 1997.

(2) Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes.

(3) EBITDA is defined as income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is a measure commonly used by analysts and investors. Accordingly, this information has been presented to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.Fortune Brands, Inc. is a holding company with subsidiaries engaged in the manufacture and sale of home products, office products, golf products and distilled spirits and wine. To make this annual report easier to read, we've used the words "we," "our" and similar terms to describe the activities of Fortune Brands or its subsidiary companies or both, depending upon the context.

Fortune Brands, Inc. is a holding company with subsidiaries engaged in the manufacture and sale of home products, office products, golf products and distilled spirits and wine. To make this annual report easier to read, we've used the words "we," "our" and similar terms to describe the activities of Fortune Brands or its subsidiary companies or both, depending upon the context.

Financial Contents

Results of Operations                                                         29
Financial Condition                                                           36
Consolidated Statement of Income                                              39
Consolidated Balance Sheet                                                    40
Consolidated Statement of Cash Flows                                          42
Consolidated Statement of Stockholders' Equity                                43
Notes to Consolidated Financial Statements                                    44
Report of Independent Accountants                                             57
Report of Management                                                          57
Information on Business Segments                                              58
Six-Year Consolidated Selected Financial Data                                 59

RESULTS OF OPERATIONS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

                                           Net Sales          Operating Company Contribution(1)
---------------------------------------------------------------------------------------------------
(In millions)                     1998         1997         1996         1998       1997       1996
---------------------------------------------------------------------------------------------------
Home products                 $1,624.4     $1,394.0     $1,374.1       $252.5     $222.9     $214.1
Office products                1,387.7      1,294.2      1,228.7        134.0      128.1      116.3
---------------------------------------------------------------------------------------------------
   Home and office products    3,012.1      2,688.2      2,602.8        386.5      351.0      330.4
Golf products                    962.9        911.6        811.4        142.9      138.2      125.3
Spirits and wine               1,265.9      1,244.7      1,303.5        268.9      257.2      244.1
---------------------------------------------------------------------------------------------------
Continuing operations         $5,240.9     $4,844.5     $4,717.7       $798.3     $746.4     $699.8
===================================================================================================

(1) Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes. (See
      Note 15.)

CONSOLIDATED

1998 Compared to 1997 Net sales grew by $396.4 million, an increase of 8%. The introduction of new products and line extensions, acquisitions, and price increases primarily caused the increase. The net sales increase was tempered by fewer units sold of some existing products, the sale of nonstrategic businesses and the effects of lower average foreign exchange rates (primarily the Australian dollar).

      Operating company contribution is the key measure by which we gauge performance. In 1998, OCC grew $51.9 million, up 7%. The higher sales principally caused this increase. The increase was tempered by lower average foreign exchange rates and higher operating expenses. OCC benefited from the restructuring activities initiated in 1997. If the exchange rates had remained constant at their 1997 levels, net sales and operating company contribution would have increased 9%.

      During 1997, we recorded an aggregate of $298.2 million of pre-tax restructuring and other nonrecurring charges. (See Notes to Consolidated Financial Statements, Note 14.) During 1998, the program was substantially completed. The following activities are in the process of being finalized: the completion of the Nogales, Mexico, operation related to office products' Swingline stapling production and a significant portion of home products' Master Lock assembly operations, and the resultant reduction of workforces (approximately 500 positions) in the home and office products segments. These remaining restructuring activities are expected to be completed during 1999. When the restructuring activities are completed, we expect these actions to produce annualized savings exceeding $50 million. Much of these savings were achieved in 1998.

      Interest and related expenses decreased $14 million, or 12%. This decrease reflects lower average borrowings principally because of the use of a portion of the proceeds paid to us by Gallaher Group Plc in 1997 in connection with its spin-off from the Company. (See Note 3.)

      Lower pre-tax income in 1997 due to restructuring and other nonrecurring charges distorted the effective income tax rate comparisons for 1998 and 1997. Excluding these charges, the effective income tax rates were 42.6% and 44.6%, respectively. We had a lower effective tax rate this year principally because of foreign and state tax initiatives and nondeductible goodwill had a smaller impact on higher pre-tax income.

      Income from continuing operations of $293.6 million, or $1.70 per basic Common share, for 1998 compared with $41.5 million, or 24 cents per share, for 1997. The significant increase occurred principally because in 1997 we recorded $201 million, or $1.17 per share ($1.16 diluted), in net restructuring and other nonrecurring charges. Excluding these charges, income from continuing operations was up $51.1 million, or 21%.

      Income from discontinued operations for 1997 represented Gallaher's net income before the spin-off. It was $65.1 million, or 38 cents per share. (See
Note 3.)

      In 1998, we incurred extraordinary items charges of $30.5 million ($46.9 million pre-tax), or 18 cents per share, and in 1997 the charge was $8.1 million ($12.4 million pre-tax), or five cents per share. In both years, the charges related to purchasing or redeeming debt. (See Note 16.)

      Net income of $263.1 million, or $1.52 per share, compared with $98.5 million, or 57 cents per share, for 1997.

      Pro forma financial information is discussed because of the significant changes to our businesses that occurred in 1997. Pro forma results reflect the exclusion of the 1997 restructuring and other nonrecurring charges, the inclusion of a net cash payment that approximated $1.25 billion, after taxes, that Gallaher paid to us in connection with its spin-off and the assumption that as of January 1, 1997 we used those proceeds to purchase 2.5 million Common shares and repay debt.

      Income from continuing operations of $293.6 million, and basic and diluted earnings per share of $1.70 and $1.67, respectively, for 1998 compared with pro forma income from continuing operations of $257.8 million, and pro forma basic and diluted earnings per share of $1.51 and $1.48, respectively, in 1997. This pro forma information is provided for informational purposes only. We cannot state for certain that these results of operations actually would have been obtained if the transactions had occurred on January 1, 1997.

      The Company derived 26% of its 1998 and 1997 operating company contribution from foreign countries, principally the United Kingdom, Australia and Canada. Fluctuations in the

RESULTS OF OPERATIONS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

exchange rates of foreign currencies represent a principal exposure that may affect results in future periods. Lower average foreign exchange rates reduced 1998 OCC by $11.7 million. We cannot accurately predict fluctuations in foreign exchange rates. A 10% change in average exchange rates for the foreign currencies from the 1998 average rates would result in a change in 1998 OCC of approximately $20 million, or about 21/2%.

Pending Litigation On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

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

Environmental Matters Along with other responsible parties, our subsidiaries face claims relating to the protection of the environment. As of February 15, 1999, various of our subsidiaries had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 47 sites. We believe that the costs of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition.

Recently Issued Accounting Standards In June 1998, FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. It will become effective for us beginning on January 1, 2000. FAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. We are in the process of evaluating the effect of adoption on future results and the disclosure requirements under this standard.

      In March 1998, AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued. It became effective on January 1, 1999. SOP 98-1 provides guidance on which types of costs should be capitalized and expensed for computer software developed or obtained for internal use. We do not currently expect the adoption of SOP 98-1 to have a material effect on our financial statements.

Year 2000 Issue General. The "Year 2000", or "Y2K", problem exists because many computer programs and computerized devices use only the last two digits to refer to a year. As a result, these programs and devices may not properly recognize a year that begins with "20" instead of "19." If this problem is not corrected, many computer applications could fail or produce erroneous results.

      In early 1997, we established a task force, comprised of our and our subsidiaries' information technology specialists, to develop an action plan to address the Year 2000 issues. The task force functions primarily as a means to coordinate information sharing across our operating companies, to assess and facilitate the progress towards becoming Y2K compliant and to regularly advise our management and Board of Directors regarding the project's status.

      Project Overview. We and our operating companies have focused our Y2K compliance efforts in three areas: information technology ("IT") related systems and processes such as operating systems, applications and programs; embedded logic ("non-IT") systems and processes such as manufacturing machines, security devices, etc.; and compliance efforts of third parties (such as suppliers, customers, joint venture partners, government, utilities and other service providers). Within each of the IT and non-IT areas, the project includes inventorying all programs and devices and identifying those that are affected by the Y2K issue, developing strategies to resolve the issues, testing such strategies and installing the solutions. The third party aspect of the project involves contacting and, where appropriate, visiting with significant third parties to request that they confirm their own Y2K compliance.

      In addition to the efforts that have been focused on resolution of the Year 2000 issue, some of our business segments also have undertaken the normal course replacement of older IT systems and non-IT devices with enterprise programs and other system solutions to improve business processes. These enterprise programs also will result in making the affected systems Year 2000 compliant.

      Internal State Of Readiness. The non-IT portion of the project is substantially complete, and we currently anticipate that all critical non-IT systems will be Y2K compliant by June 30, 1999. A significant amount of the IT portion of the project also has been completed, and we anticipate that all IT systems also will be Y2K compliant by June 30, 1999.

      Third Party Risks. Many third parties have responded to our requests for information and more extensive inquiries are ongoing with significant suppliers and customers. If one or more significant third parties fails to be Y2K compliant, results may include, among other things, temporary plant closings, delays in the delivery of products, delays in the receipt of supplies and invoice and collection errors.

      The Y2K compliance of third parties is inherently difficult to assess. As a result, each of our business segments consider disruptions caused by the failure of such parties to be Y2K compliant to present the most reasonably likely worst-case scenarios. In addition to the risks facing businesses generally, such as the failure of significant service providers in the utilities, communications, transportation, banking, financial and government sectors to be Y2K compliant, we face certain risks specific to our businesses. The continuing rationalization of manufacturing activities in the home, office and golf segments has resulted in an increase in the level of manufacturing, and purchases from vendors and suppliers in less-developed countries. The Y2K compliance in such countries is particularly difficult to assess, and the failure of key suppliers to be Y2K compliant could cause disruptions in these segments. Also, the continued trend towards consolidation among the customer base in the home and office products segments presents special risks. Because the sales in these segments are becoming concentrated on a number of larger customers, the failure of one or more such customers to be Y2K compliant could result in interruptions in sales to affected customers. Finally, the spirits and wine segment faces potential disruptions in the U.S. related to non-compliance by any of the state and local government entities that control the distribution and sale of spirits and wine in 18 "control" states. In essence, the requirement that spirits and wine be sold only through the government in such jurisdictions may legally prohibit the spirits and wine segment from taking the necessary steps to continue to sell or distribute products until such government entities' Y2K problems are successfully resolved.

      Contingency Planning. We have been focusing our efforts on compliance, and we believe the critical IT and non-IT portions of the project will be compliant in time. In addition, we are engaged in continuing efforts to evaluate the Y2K compliance of our significant third party suppliers and customers. The Year 2000 problem presents a number of risks that are beyond our reasonable control. Accordingly, contingency plans focusing on critical activities are being developed and will be implemented to the extent necessary. Among the plans being considered are arranging for contingent raw material, component and manufacturing capacity sources; building supplies and inventory; escrowing the computer source codes of key software applications; reviewing data recovery disaster plans; and rescheduling normal year-end plant shutdowns to the initial days of 2000.

      Costs To Address Year 2000 Issues. Based on the efforts to date and on project plans, we currently estimate that the total costs (including costs of existing internal resources) will be approximately $25 million, which is being provided by internally generated sources. Of the total cost, we spent approximately 72% as of December 31, 1998. This cost estimate may change as the program progresses.

      Conclusion. Based on current assessment efforts, we anticipate that our internal Year 2000 issues will be resolved in a timely manner. However, the Year 2000 problem presents a number of risks that are beyond our reasonable control, particularly with respect to the Y2K compliance of third parties, both domestic and international. Although we believe that our Y2K program is designed to appropriately identify and address those issues which are within our reasonable control, there can be no assurance that our efforts will be fully effective or that Y2K issues will not have a material adverse effect upon our results of operations, cash flows or financial condition.

Conversion to the Euro On January 1, 1999, eleven participating countries of the European Union converted to the Euro as their common national currency. The previous national currencies of these countries will still be accepted as legal tender until at least January 1, 2002. We do not expect the conversion to the Euro to have a material effect on our results of operations, cash flows or financial condition.

Cost Initiatives We continuously evaluate the productivity of our product lines and existing asset base and actively seek to identify opportunities to improve our cost structure. Future opportunities may involve, among other things, the relocation of manufacturing or assembly to locations generally having lower costs or the reorganization of operations. Implementing any significant identified cost reduction and efficiency opportunities could result in charges.

1997 Compared to 1996 On May 30, 1997, we spun off Gallaher Group Plc, our international tobacco subsidiary, and changed our name from American Brands, Inc. to Fortune Brands, Inc. As a result, our stockholders owned shares in two publicly-traded companies -- Fortune Brands, Inc. and Gallaher. (See Note 3.)

      Net sales increased $126.8 million, up 3%. New products and line extensions primarily caused the increase, which was partly offset by volume declines. Acquisitions in home and office products and nonstrategic divestitures largely offset one another. We included an additional month in distilled spirits' U.K. operations in 1996 (change to calendar year-end), which also benefited net sales. Operating company contribution

RESULTS OF OPERATIONS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

increased by $46.6 million, up 7%. Higher sales and gross margin primarily caused this increase. The OCC increase was tempered by increased marketing and research and development expenses. Lower average foreign exchange rates did not significantly affect sales and OCC.

      We reviewed productivity-enhancing opportunities throughout the year and recorded pre-tax restructuring and other nonrecurring charges of $298.2 million. In connection with the restructuring, the home and office products segments will be terminating 1,125 individuals (about 7% of the combined workforce), principally production employees. Cash payments account for approximately 30% of the charge, principally relating to employee termination costs. (See Note 14.)

      Interest and related expenses decreased $48.8 million, or 29%; average borrowings were lower because we had the use of the proceeds from the Gallaher spin-off.

      The effective income tax rate comparisons were distorted by the restructuring and other nonrecurring charges. Excluding these charges, the effective income tax rates for 1997 and 1996 were 44.6% and 46.5%, respectively.

      Income from continuing operations of $41.5 million, or 24 cents per basic Common share, compared with $181.7 million, or $1.04 per share, for 1996. Restructuring and other nonrecurring charges of $201 million after taxes, or $1.17 per share, caused this significant decrease. Excluding these charges, income from continuing operations was $242.5 million, or $1.41 per share.

      Income from discontinued operations represents Gallaher's net income before the spin-off. It was $65.1 million, or 38 cents per share, in 1997, compared with $315.1 million, or $1.82 per share, for the full year 1996. In addition, the 1997 amount included $67.1 million in pre-tax spin-off expenses. (See Note 3.)

      In 1997 and 1996, we incurred the extraordinary items charges in purchasing or redeeming our debt. In 1997, the charge was $8.1 million ($12.4 million pre-tax), or five cents per share, and in 1996 the charge was $10.3 million ($15.8 million pre-tax), or six cents per share. (See Note 16.)

      Net income in 1997 of $98.5 million, or 57 cents per share, compared with $486.5 million, or $2.80 per share in 1996.

HOME PRODUCTS

1998 Compared to 1997 Net sales increased $230.4 million, or 17%. The increase was attributable primarily to the acquisitions of Schrock cabinets in June 1998 and Donner bath products in December 1997 and the benefit of overall volume and price increases. The overall volume increase reflects line extensions and the introduction of new products, but was partially offset by volume declines in some existing products. Master Lock disposed of its door hardware business in early 1998 and Moen disposed of its operations in Japan in 1997, actions which tempered the segment's sales increase. All companies except Master Lock reported higher sales.

      Operating company contribution increased $29.6 million, up 13%. The increase principally reflects the increased sales, and was partially offset by a lower gross margin (principally lower margins at acquired companies) and increased operating expenses. Moen's higher volume-related selling programs, advertising and Y2K spending were the principal reasons for the increased operating expenses.

      Sales of our companies' home products are becoming increasingly concentrated in a smaller number of major customers, principally mass merchant superstores, home centers and large distributors and home builders. Our products also are increasingly facing competition on a value-priced basis. As the home building industry continues to consolidate, the growth of large mass merchants and home centers will continue to present us and our competitors with pricing and service challenges. It will also present opportunities for the most efficient manufacturers.

1997 Compared to 1996 Net sales increased $19.9 million, or 1%. The increase was the result of an overall volume increase partially offset by the absence of Moen's operations in Taiwan and Japan. This overall volume increase reflects line extensions and new products, partially offset by lower volume on some existing products. All companies except Master Lock reported higher sales.

      Operating company contribution increased $8.8 million, or 4%, on the sales increase and an improved gross margin. A more favorable product mix at Moen was the principal factor leading to the margin improvement. These increases were partially offset by higher operating expenses and unfavorable comparison to 1996's $2.2 million gain on the sale of Moen's joint venture in Taiwan. The increased operating expenses resulted from higher volume-related selling expenses at Moen and increased research and development expenses, but was partly offset by lower general and administrative expenses. Operating company contribution increased at all companies except Master Lock. Operating company contribution at Master Lock declined principally due to the January 1, 1997 average price reduction of 15% taken in response to a shift by mass merchants to competitors' value-priced imported products.

OFFICE PRODUCTS

1998 Compared to 1997 Net sales increased $93.5 million, up 7%. The increase was primarily attributable to acquisitions made in each year as well as an overall volume increase. The sales increase was tempered by lower prices and the absence of two nonstrategic businesses sold in 1997. The overall volume increase reflects the introduction of new products, partially offset by volume declines in some existing products. Excluding acquisitions and divestitures, net sales were down slightly because increases in North America and Continental Europe were more than offset by declines in Australia (largely due to lower average foreign exchange rates).

      Operating company contribution increased $5.9 million, up 5%. This increase reflects the sales increase and an improvement in gross margin, partially offset by higher operating expenses. The gross margin increase principally reflects stabilized raw material costs and other cost reductions, mostly offset by lower gross margins at acquired companies. The increased operating expenses reflected higher volume-related freight and distribution costs, higher customer service costs incurred to maintain customer service levels while undergoing restructuring programs, higher customer program costs, advertising and Y2K expenses. Operating company contribution benefited from the acquisitions and was hurt by lower average foreign exchange rates.

      The office products business is increasingly concentrated in a small number of major customers, principally office products superstores, wholesalers and contract stationers. The continuing consolidation of both competitors and customers is causing increased pricing pressures that have negatively affected results. The reduction in net prices, particularly in the fourth quarter of 1998, was compounded by the decision of several customers to reduce inventory levels. These conditions are expected to affect comparisons for the first half of 1999 and generally will continue to present challenges for our office products group and its competitors. They also will present opportunities for the most efficient manufacturers.

1997 Compared to 1996 Net sales increased $65.5 million, up 5%. An overall volume increase (new products, partly offset by volume declines in some existing products) primarily accounted for the increase. The increase was partially offset by lower prices and lower average foreign exchange rates. Acquisitions and nonstrategic divestitures largely offset one another. The majority of the sales increase occurred in North America and Europe, primarily reflecting higher Kensington computer accessories sales (new products) and higher Day-Timer time-management products sold through the retail channel.

      Operating company contribution increased $11.8 million, up 10%. This increase reflects the sales increase and an improved gross margin (reflecting manufacturing efficiencies in North America and Europe, stabilized raw material costs and a more favorable product mix). It was partially offset by higher operating expenses. The increased operating expenses principally reflected higher costs in the areas of North American customer programs; marketing, freight and distribution; research and development associated with the new products; and general and administration.

GOLF PRODUCTS

1998 Compared to 1997 Net sales increased $51.3 million, up 6%. An overall volume increase in golf balls, clubs and gloves (new products and line extensions) and price increases primarily caused the increase. The increase was tempered by volume declines in golf shoes and irons and by trade incentives on existing club models in connection with introducing new product lines. Operating company contribution increased $4.7 million, up 3%. This increase primarily reflects the higher sales. It was partially offset by higher operating expenses, including increased advertising and promotional expenditures and research and development expenses associated with the support of existing products and the development of new products.

      The golf club market was adversely affected in 1998 by lower consumer demand, leading to increased inventory and price discounting. These changes led to an estimated revenue decline in the U.S. market in the range of 10 - 15%. Both the Titleist and Cobra brands were affected by the overall weakness in the market for irons, though both achieved volume gains in metal woods. Titleist golf club net sales were up on a favorable product mix and firm pricing. For Cobra, sales results were more in line with the overall market trend and profits declined significantly, particularly in the second half of the year. Conditions in the club market and the overall inventory levels are likely to affect comparisons in 1999. Aggressive actions are underway to bring Cobra expenses in line with lower demand and to identify further synergies between Titleist and Cobra.

      The United States Golf Association establishes standards for golf equipment used in competitive play in the United States. On November 2, 1998, the USGA announced the immediate implementation of a new rule with respect to the performance of golf clubs. We believe that most or all of our group's golf products currently marketed and under development will conform to this new rule. In the long term, this new rule could hamper innovation and make it more difficult to use technological advances to produce USGA conforming products. However, it is not possible to determine whether in the long term this new rule will have a material effect on the golf club industry and on our golf products segment.

      The USGA has also announced its intention to propose a new rule in the spring of 1999 addressing the initial velocity and overall distance standard for golf balls. Until more details regarding the proposed rule change become available, we cannot determine whether it would have an effect on our group's golf ball business and/or the golf ball industry.

      Taylor Made Golf and Nike have recently introduced golf balls into their product offerings. Callaway Golf announced it intends to do so in the near future. Each company has significant brand awareness in the golf market that could encourage purchases of their respective golf ball products by the trade

RESULTS OF OPERATIONS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

and by consumers. It is not possible to predict what effect, if any, the Callaway, Taylor Made and Nike golf balls will have on our or our competitors' businesses.

1997 Compared to 1996 Net sales were up $100.2 million, or 12%. Line extensions and new products, volume increases in golf balls, clubs, gloves and shoes and one additional month of Cobra results in 1997 (acquired January 24, 1996) primarily caused the increase. The trade incentives on existing club models in connection with introducing new product lines and lower average foreign exchange rates partially offset the increase. Operating company contribution increased $12.9 million, or 10%, reflecting the higher sales. The OCC increase was tempered by a shift in product mix and increases in material costs, advertising and promotional expenditures and research and development expenses associated with the development of new products.

Spirits And Wine

1998 Compared to 1997 Net sales increased $21.2 million, up 2%. Price and overall volume increases and the benefit of the Geyser Peak wine business (acquired August 1998) were the primary drivers of this growth. The increase was partially offset by lower average foreign exchange rates and the unfavorable comparison to a one-time domestic bulk sale in 1997. The overall volume increase principally reflected higher case shipments in the U.S. (benefits from reduced trade inventories in late 1997), Australia and Canada, line extensions and new products. Volume in Europe was lower.

      Operating company contribution increased $11.7 million, up 5%. The sales increase and an improved gross margin (principally reflecting price increases and more favorable product mix) were the primary reasons for this increase. Increased operating expenses, chiefly increased domestic brand spending on Jim Beam bourbon, DeKuyper cordials and Small Batch Bourbons, tempered the amount of the OCC increase. Operating results improved in North America and Europe. Australian results declined primarily because the average foreign exchange rate was 15% lower than the prior year.

      The merger of Grand Metropolitan PLC and Guinness PLC to create Diageo PLC in late 1997 may reflect a trend towards consolidation in the highly competitive global spirits business. The creation of Diageo PLC and the breadth of its portfolio, as well as continued consolidation of the supplier, distributor and retailer tiers, may present pricing and service challenges for our subsidiaries and their competitors. It may also present opportunities, particularly for the most efficient competitors.

      Beverage alcohol sales are particularly sensitive to higher excise tax rates. In the past, governments raised excise taxes in our operating companies' two largest markets, the U.S. and the U.K. Although no such increases are presently pending, the possibility of future increases cannot be ruled out. In addition, previously there has been discussion and legislation introduced to ban U.S. television advertising of spirits. Although no legislation is pending or has been enacted, most TV networks and local affiliated stations in the U.S. currently decline to accept distilled spirits advertising. Our operating subsidiaries outside the U.S. have conducted broadcast advertising in markets where legal. It is impossible to predict any future U.K. and U.S. excise tax increases, as well as any restrictions on advertising. If they occur, they may have an adverse effect on unit sales and industry trends.

      Through 1995, consumption of distilled spirits declined in many countries, including our major market, the U.S. However, since 1996, consumption in the U.S. has been steady or increased slightly, indicating that the historic decline may be reversing. Since 1996, our depletions (sales from distributors to retailers) have declined. In 1998, total depletions were down slightly in the U.S., although the rate of decline slowed from prior years, and depletions of Jim Beam bourbon and DeKuyper cordials increased. The decline in the total number of cases we sold may be due to our historic concentration on mid-to-low priced products that may not be benefiting from the factors influencing the recent industry trends. The number of cases sold also may be affected by price increases we have taken in recent years to increase profits as compared to unit sales.

1997 Compared to 1996 Net sales decreased $58.8 million, down 5%. Lower volume and inclusion of an additional month of sales for the U.K. operations in 1996 (change to calendar year-end added $34.3 million) primarily caused the decrease. Price increases, new products and line extensions, the benefit from a one-time domestic bulk sale in 1997 and higher average foreign exchange rates partially offset the sales decrease. The volume declines reflect lower case shipments in the U.S., in part to reduce trade inventories, and fewer case shipments in the U.K. These volume declines were partially offset by higher case shipments in selected international markets (principally Australia and Germany) for Jim Beam bourbon and pre-mixed cocktails, higher case shipments in Canada, line extensions and new products.

      Operating company contribution increased $13.1 million, up 5%. The increase was led by an improved product mix, price increases and lower operating expenses (lower advertising and promotional support on selected brands and effective cost controls). Operating results improved in North America, Australia and the U.K. In North America the reason was price increases and lower brand support spending, partially offset by lower U.S. case shipments. In Australia, the reason was higher volume, partially offset by unfavorable average foreign exchange rates. In the U.K., lower operating expenses, partly offset by lower volume caused the increase. The inclusion of an additional month of U.K. operations in 1996 immaterially affected operating company contribution.

QUARTERLY FINANCIAL DATA (unaudited)
FORTUNE BRANDS, INC. AND SUBSIDIARIES

(In millions, except per share amounts)
1998                                                1st          2nd          3rd         4th
---------------------------------------------------------------------------------------------
Net sales                                     $ 1,203.5    $ 1,326.2    $ 1,300.3   $ 1,410.9
Gross profit                                      497.7        545.8        511.8       574.0
Operating company contribution                    168.1        209.2        183.5       237.5

Income from continuing operations             $    53.0    $    87.9    $    56.8   $    95.9
Extraordinary items                                (8.4)       (22.1)          --          --
---------------------------------------------------------------------------------------------
Net income                                    $    44.6    $    65.8    $    56.8   $    95.9
---------------------------------------------------------------------------------------------

Earnings per Common share
   Basic
      Continuing operations                   $     .31    $     .50    $     .33   $     .56
      Extraordinary items                          (.05)        (.13)          --          --
---------------------------------------------------------------------------------------------
      Net income                              $     .26    $     .37    $     .33   $     .56
---------------------------------------------------------------------------------------------

   Diluted

      Continuing operations                   $     .30    $     .50    $     .32   $     .55
      Extraordinary items                          (.05)        (.13)          --          --
---------------------------------------------------------------------------------------------
      Net income                              $     .25    $     .37    $     .32   $     .55
=============================================================================================

1997                                              1st          2nd          3rd         4th
---------------------------------------------------------------------------------------------
Net sales                                     $ 1,105.1    $ 1,235.5    $ 1,185.5   $ 1,318.4
Gross profit                                      448.6        469.0        452.6       515.2
Operating company contribution                    151.9        195.1        172.9       226.5

Income (loss) from continuing operations(1)   $    35.0    $     4.3    $    28.0   $   (25.8)
Income (loss) from discontinued operations        101.6        (36.5)          --          --
Extraordinary items                                  --           --           --        (8.1)
---------------------------------------------------------------------------------------------
Net income (loss)                             $   136.6    $   (32.2)   $    28.0   $   (33.9)
---------------------------------------------------------------------------------------------

Earnings per Common share
   Basic
      Continuing operations(1)                $     .20    $     .03    $     .16   $    (.15)
      Discontinued operations                       .60         (.22)          --          --
      Extraordinary items                            --           --           --        (.05)
---------------------------------------------------------------------------------------------
      Net income                              $     .80    $    (.19)   $     .16   $    (.20)
---------------------------------------------------------------------------------------------

   Diluted
      Continuing operations(1)                $     .20    $     .02    $     .16   $    (.15)
      Discontinued operations                       .58         (.20)          --          --
      Extraordinary items                            --           --           --        (.05)
---------------------------------------------------------------------------------------------
      Net income                              $     .78    $    (.18)   $     .16   $    (.20)
=============================================================================================

(1) In 1997, income (loss) from continuing operations and basic and diluted earnings per Common share reflected restructuring and other nonrecurring charges of $65.4 million ($89.3 million pre-tax) and 38 cents and 38 cents in the second quarter, $23 million ($38.1 million pre-tax) and 13 cents and 12 cents in the third quarter, and $112.6 million ($170.8 million pre-tax) and 66 cents and 66 cents in the fourth quarter, respectively. (See Note 14.)

FINANCIAL CONDITION
FORTUNE BRANDS, INC. AND SUBSIDIARIES

CASH FLOW

Net Cash Provided from Continuing Operating Activities Net cash provided from continuing operating activities in 1998 was $404.2 million. This compared with $426.3 million in 1997. Increases in various components of working capital principally caused the decrease in net cash provided. Higher operating company contribution and lower interest expense partly offset the increase in working capital.

Net Cash Used by Investing Activities Net cash used by investing activities in 1998 was $502.8 million. This compared with $227.6 million in 1997. Capital expenditures. We focus our capital spending on becoming the lowest cost producers of the highest quality products.

Capital expenditures in 1998 were $251.9 million as compared with $196.9 million in 1997. This includes $64.7 million in 1998 and $5.5 million in 1997 related to the 1997 restructuring (principally land and buildings related to transferring operations to Mexico). See Note 15 for capital expenditures. We estimate the 1999 capital expenditures to be $240 million. We expect to generate these funds internally.

      Acquisitions. In 1998, we acquired Apollo Presentation Products, Schrock Cabinet Company and Geyser Peak Winery for a total of $271.8 million, net of cash acquired. In 1997, we acquired five companies for $84.6 million, net of cash acquired. In 1996, our acquisitions, net of cash acquired, amounted to $700.3 million, principally Cobra Golf. See Note 2 for acquisitions.

      Dispositions. In 1998, Master Lock Company disposed of its door hardware business for $17 million. In 1997, we disposed of two nonstrategic businesses for a total of $48 million.

Net Cash Provided (Used) by Financing Activities Net cash provided by financing activities in 1998 was $90.2 million. This compared with $1.5 billion of net cash used in 1997. At the time of the spin-off, Gallaher paid us an amount that approximated $1.25 billion, after taxes. We used a portion of these proceeds to repay debt in 1997. The purchases of our Common stock, including those shares purchased pursuant to the systematic share purchase program approved in 1997, amounted to $112 million during 1998, as compared with $90 million during 1997.

Cash Provided by Discontinued Operations To allocate the overall debt burden of the Company at the time of the Gallaher spin-off in 1997, Gallaher borrowed and paid to us approximately $1.25 billion, after taxes. As mentioned above, we used a portion of the proceeds to pay down debt.

DIVIDENDS

We paid dividends in 1998 of $.85 per Common share. Dividends paid to Common stockholders in 1998 decreased to $146.5 million from $242.3 million. We paid the lower dividends in 1998 because we reset the dividend rate in 1997 to an indicated annual rate of $.80 per share when we spun off Gallaher.

      On December 1, 1997, we increased the Common stock quarterly dividend by 5% to $.21 per share, or an indicated annual rate of $.84 per share. On December 1, 1998 we increased it again by 5% to $.22 per share, or an indicated annual rate of $.88 per share.

FINANCIAL POSITION

At December 31, 1998, total debt increased $342.7 million to $1.5 billion. Short-term debt increased $100.1 million and long-term debt increased $242.6 million. Our total debt to total capital ratio increased to 26.6% at year end 1998 from 22.2% at year end 1997.

      During 1998, we issued $200 million of 65/8% Debentures, Due 2028 and $200 million of 61/4% Notes, Due 2008.

      In 1998, we purchased or redeemed $175.1 million principal amount of our debt, and in 1997 we purchased $95.8 million. (See Note 16.)

      At December 31, 1998, $450 million of debt securities were available for public sale under our shelf registration with the Securities and Exchange Commission.

      At year end 1998, we had $2.5 billion of long-term credit facilities, substantially all of which remained unused. These facilities are available for general corporate purposes, including acquisitions. They also support our short-term borrowings in the commercial paper market.

      We believe that our internally generated funds, together with access to global credit markets, are more than adequate to meet our capital needs.

      Working capital increased to $420.7 million in 1998 from $327.1 million in 1997. Increases in accounts receivable and inventories, primarily resulting from the 1998 acquisitions, were the principal causes for the increase, but higher levels of short-term debt tempered the increase. The increase in inventories also reflects the customer inventory reduction programs in office products and lower consumer demand in the golf club market. We believe that our 1998 working capital level was adequate to support continued growth.

FOREIGN EXCHANGE

We have investments in various foreign countries, principally the United Kingdom, as well as Australia and Canada. Therefore, changes in the value of the currencies of these countries affect our balance sheet and cash flow statements when translated into U.S. dollars.

MARKET RISK

We are exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates and interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. We enter into financial instruments to manage and reduce the impact of changes in foreign currency exchange rates and interest rates. The counterparties are major financial institutions.

Foreign Exchange Contracts We enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies. These contracts limit the risk that would otherwise result from changes in exchange rates. We primarily hedge short-term intercompany loans, intercompany purchases and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. We reflect any gains and losses on forward foreign exchange contracts and the offsetting losses and gains from hedged transactions on our income statement.

      At December 31, 1998, we had outstanding forward foreign exchange contracts to purchase $35 million and sell $201 million of various currencies (principally pound sterling) with a weighted average maturity of 110 days. At December 31, 1997, we had outstanding forward foreign exchange contracts to purchase $72 million and sell $164 million in various currencies (principally pound sterling) with a weighted average maturity of 121 days.

      The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1998 and 1997, the fair value of all outstanding contracts and the contract amounts were essentially the same. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $17 million and $9 million, respectively. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts will equal the changes in the underlying value of the transactions being hedged.

Interest Rates We enter into interest rate swap agreements in order to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. We record the payments or receipts on the agreements as adjustments to interest expense. At December 31, 1998 and 1997, we had outstanding interest rate swap agreements denominated in dollars, maturing at various dates in 1999, with an aggregate notional principal amount of $200 million. Under these agreements, we receive a floating rate based on thirty day commercial paper rates and pay a fixed interest rate. These swaps effectively convert our interest rate on $200 million of debt from a variable rate into a fixed rate.

      The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1998, we would have paid $4.2 million to terminate the agreements, compared with $6.6 million in 1997. If the thirty day commercial paper rates decreased 1%, it would increase the amount paid by approximately $1 million at December 31, 1998 and $3 million at December 31, 1997. We based the fair value on dealer quotes, considering current interest rates.

      The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt (including current portion) at December 31, 1998 was $1,252.3 million; in 1997 it was $1,013 million. If the prevailing interest rates at December 31, 1998 and 1997 increased by 1%, that would result in the fair value of our total long-term debt decreasing by approximately $76 million and $51 million, respectively. We based fair values on quoted market prices, where available, and on investment bankers' quotes using current interest rates considering credit ratings and the remaining terms to maturity.

      See Notes 1 and 13 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

STOCKHOLDERS' EQUITY

      Stockholders' equity at year end 1998 increased $80.4 million to $4.1 billion. This increase principally reflects net income partially offset by dividends to stockholders and purchases of Common shares.

During 1998 and 1997, pursuant to a systematic share purchase program and other open market purchases, we purchased 3.4 million and 2.5 million shares of Common stock, respectively. At its July 29, 1997 meeting, our Board of Directors authorized a systematic share purchase program principally to cover future stock option exercises and other stock awards.

FINANCIAL CONDITION
FORTUNE BRANDS, INC. AND SUBSIDIARIES

CAUTIONARY STATEMENT

This annual report contains statements relating to future results. They are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution readers that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:

o     changes in general economic conditions,

o     foreign exchange rate fluctuations,

o     competitive product and pricing pressures,

o     the impact of excise tax increases with respect to distilled spirits,

o     regulatory developments,

o     the uncertainties of litigation,

o     changes in golf equipment regulatory standards,

o the impact of weather, particularly on the home products and golf brand groups,

o expenses and disruptions related to shifts in manufacturing to different locations and sources,

o     delays in the integration of recent acquisitions,

o     the timely resolution of the Year 2000 issue, and

o other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

QUARTERLY COMMON STOCK DIVIDEND PAYMENTS

                                               Fortune Brands    American Brands
                                        ----------------------------------------
                                             1998         1997*             1997
--------------------------------------------------------------------------------
Payment date                            Per share    Per share         Per share
--------------------------------------------------------------------------------
March 1                                     $ .21       $   --            $  .50
June 1                                        .21           --               .50
September 1                                   .21          .20                --
December 1                                    .22          .21                --
--------------------------------------------------------------------------------
                                            $ .85                 $ 1.41
================================================================================

QUARTERLY COMPOSITE COMMON STOCK PRICES

                              Fortune Brands                  American Brands
              ------------------------------------------------------------------
                      1998                    1997*                1997
--------------------------------------------------------------------------------
                 High          Low         High       Low       High       Low
--------------------------------------------------------------------------------
First        411 3/16      35                --        --     53 7/8    48 3/8
Second        42 1/4       35 9/16      38         30 1/2     56        47 3/4
Third        391 5/16      25 1/4       37 5/16    32 5/8        --         --
Fourth        36 5/16      26 3/8       37 5/8     30 3/8        --         --
================================================================================
*     From June 2, 1997, our initial trading date as Fortune Brands.

      Our Common stock is listed on the New York Stock Exchange, its principal market. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED STATEMENT OF INCOME
FORTUNE BRANDS, INC. AND SUBSIDIARIES

For years ended December 31 (In millions, except per share amounts)       1998         1997         1996
--------------------------------------------------------------------------------------------------------
Net sales                                                            $ 5,240.9    $ 4,844.5    $ 4,717.7
   Cost of products sold                                               2,667.9      2,540.4      2,401.1
   Excise taxes on spirits and wine                                      443.7        418.7        453.2
   Advertising, selling, general and administrative expenses           1,401.5      1,301.6      1,249.5
   Amortization of intangibles                                           108.2        104.2        102.7
   Restructuring charges                                                    --        209.1           --
   Interest and related expenses                                         102.7        116.7        165.5
   Other (income) expenses, net                                            5.0         14.1          6.1
--------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes                    511.9        139.7        339.6
   Income taxes                                                          218.3         98.2        157.9
--------------------------------------------------------------------------------------------------------
Income from continuing operations                                        293.6         41.5        181.7
Income from discontinued operations                                         --         65.1        315.1
Extraordinary items                                                      (30.5)        (8.1)       (10.3)
--------------------------------------------------------------------------------------------------------
Net income                                                           $   263.1    $    98.5    $   486.5
========================================================================================================
Earnings per Common share
Basic
   Income from continuing operations                                 $    1.70    $     .24    $    1.04
   Income from discontinued operations                                      --          .38         1.82
   Extraordinary items                                                    (.18)        (.05)        (.06)
--------------------------------------------------------------------------------------------------------
   Net income                                                        $    1.52    $     .57    $    2.80
========================================================================================================
Diluted
   Income from continuing operations                                 $    1.67    $     .23    $    1.03
   Income from discontinued operations                                      --          .38         1.79
   Extraordinary items                                                    (.18)        (.05)        (.06)
--------------------------------------------------------------------------------------------------------
   Net income                                                        $    1.49    $     .56    $    2.76
========================================================================================================
Dividends paid per Common share                                      $     .85    $    1.41    $    2.00
========================================================================================================
Average number of Common shares outstanding
   Basic                                                                 172.2        171.6        173.3
========================================================================================================
   Diluted                                                               176.2        173.3        176.1
========================================================================================================

See Notes to Consolidated Financial Statements.39

CONSOLIDATED BALANCE SHEET
FORTUNE BRANDS, INC. AND SUBSIDIARIES

December 31 (In millions, except per share amounts)                       1998        1997
------------------------------------------------------------------------------------------
ASSETS
   Current assets
      Cash and cash equivalents                                       $   40.3    $   54.2
      Accounts receivable less allowances for discounts,
         doubtful accounts and returns, 1998 $61.4; 1997 $54.3           919.9       862.0
      Inventories
         Bulk whiskey                                                    338.0       338.1
         Other raw materials, supplies and work in process               280.8       258.7
         Finished products                                               468.8       358.4
------------------------------------------------------------------------------------------
                                                                       1,087.6       955.2
      Other current assets                                               217.5       224.2
------------------------------------------------------------------------------------------
         Total current assets                                          2,265.3     2,095.6
------------------------------------------------------------------------------------------

   Property, plant and equipment
      Land and improvements                                               76.8        65.8
      Buildings and improvements to leaseholds                           529.8       494.8
      Machinery and equipment                                          1,389.0     1,262.7
      Construction in progress                                           165.3       106.8
------------------------------------------------------------------------------------------
                                                                       2,160.9     1,930.1
      Less accumulated depreciation                                    1,041.0       949.2
------------------------------------------------------------------------------------------
      Property, plant and equipment, net                               1,119.9       980.9
   Intangibles resulting from business acquisitions,
      net of cumulative amortization, 1998 $857.1; 1997 $747.7         3,761.3     3,674.1
   Other assets                                                          213.2       191.9
------------------------------------------------------------------------------------------
         Total assets                                                 $7,359.7    $6,942.5
==========================================================================================

See Notes to Consolidated Financial Statements.39

                                                                          1998        1997
------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities
      Notes payable to banks                                          $   71.5    $   36.8
      Commercial paper                                                   249.9       191.6
      Current portion of long-term debt                                  183.3       176.2
      Accounts payable                                                   274.9       254.6
      Accrued taxes                                                      472.4       475.2
      Accrued expenses and other liabilities                             592.6       634.1
------------------------------------------------------------------------------------------
         Total current liabilities                                     1,844.6     1,768.5
------------------------------------------------------------------------------------------

   Long-term debt                                                        981.7       739.1
   Deferred income taxes                                                  49.9        38.5
   Postretirement and other liabilities                                  386.0       379.3
------------------------------------------------------------------------------------------
         Total liabilities                                             3,262.2     2,925.4
------------------------------------------------------------------------------------------

   Stockholders' equity
      $2.67 Convertible Preferred stock                                   10.5        11.3
      Common stock, par value $3.125 per share, 229.6 shares issued      717.4       717.4
      Paid-in capital                                                    147.6       151.1
      Accumulated other comprehensive income                               4.7         6.9
      Retained earnings                                                5,245.4     5,129.7
      Treasury stock, at cost                                         (2,028.1)   (1,999.3)
------------------------------------------------------------------------------------------
         Total stockholders' equity                                    4,097.5     4,017.1
------------------------------------------------------------------------------------------
         Total liabilities and stockholders' equity                   $7,359.7    $6,942.5
==========================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

For years ended December 31 (In millions)                             1998       1997        1996
-------------------------------------------------------------------------------------------------
Operating activities
Net income                                                       $   263.1  $    98.5   $   486.5
Income from discontinued operations                                     --      (65.1)     (315.1)
Extraordinary items                                                   30.5        8.1        10.3
Restructuring charges                                                   --      209.1          --
Depreciation and amortization                                        251.1      242.7       238.3
(Increase) decrease in accounts receivable                           (38.0)      29.8       (74.4)
(Increase) decrease in inventories                                   (89.7)      31.9       (34.2)
Increase in other assets                                             (20.6)      (4.5)       (5.1)
Increase (decrease) in accrued taxes                                  38.6      (27.8)       43.4
(Decrease) increase in accounts payable,
   accrued expenses and other liabilities                            (63.1)     (16.0)       20.3
Increase (decrease) in deferred income taxes                          44.0      (74.8)       (1.6)
Other operating activities, net                                      (11.7)      (5.6)      (34.9)
-------------------------------------------------------------------------------------------------
   Net cash provided from continuing operating activities            404.2      426.3       333.5
-------------------------------------------------------------------------------------------------
Investing activities
Additions to property, plant and equipment                          (251.9)    (196.9)     (199.7)
Acquisitions, net of cash acquired                                  (271.8)     (84.6)     (700.3)
Proceeds from the disposition of property, plant and equipment         6.5        5.5        14.5
Proceeds from the disposition of operations, net of cash              17.0       48.0         5.9
Other investing activities, net                                       (2.6)       0.4        12.3
-------------------------------------------------------------------------------------------------
   Net cash used by investing activities                            (502.8)    (227.6)     (867.3)
-------------------------------------------------------------------------------------------------
Financing activities
Increase (decrease) in short-term debt, net                           92.8     (506.4)      670.7
Issuance of long-term debt                                           624.1       18.6       604.7
Repayment of long-term debt                                         (376.0)    (756.0)     (421.0)
Dividends to stockholders                                           (147.4)    (243.4)     (348.4)
Cash purchases of Common stock for treasury                         (112.0)     (90.0)     (444.3)
Other financing activities, net                                        8.7       82.3        34.2
-------------------------------------------------------------------------------------------------
   Net cash provided (used) by financing activities                   90.2   (1,494.9)       95.9
-------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash                       (5.5)      (6.4)       (3.6)
Cash provided by discontinued operations                                --    1,321.9       244.4
-------------------------------------------------------------------------------------------------
   Net (decrease) increase in cash and cash equivalents          $   (13.9) $    19.3   $  (197.1)
=================================================================================================
Cash and cash equivalents at beginning of year                   $    54.2  $    34.9   $   232.0
Cash and cash equivalents at end of year                         $    40.3  $    54.2   $    34.9
=================================================================================================
Cash paid during the year for
   Interest, net of capitalized amount                           $   211.8  $   126.1   $   193.8
   Income taxes                                                  $   124.1  $   300.6   $ 132.942
=================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FORTUNE BRANDS, INC. AND SUBSIDIARIES

                                           $2.67                              Accumulated
                                     Convertible                                    Other                    Treasury
                                       Preferred       Common      Paid-in  Comprehensive       Retained       Stock,
(In millions)                              Stock        Stock      Capital         Income       Earnings      at Cost        Total
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1996            $     14.1   $    717.4   $    171.6     $   (247.8)    $  4,887.3   $ (1,678.6)  $  3,864.0

Comprehensive income
   Net income                                 --           --           --             --          486.5           --        486.5
   Changes during the year                    --           --           --           43.7             --           --         43.7
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --           --           --           43.7          486.5           --        530.2

Dividends                                     --           --           --             --         (348.4)          --       (348.4)
Purchases                                     --           --           --             --             --       (444.3)      (444.3)
Conversion of preferred stock and
   delivery of stock plan shares            (1.2)          --         (5.1)            --             --         80.8         74.5
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                12.9        717.4        166.5         (204.1)       5,025.4     (2,042.1)     3,676.0

Comprehensive income
   Net income                                 --           --           --             --           98.5           --         98.5
   Changes during the year                    --           --           --          (49.7)            --           --        (49.7)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --           --           --          (49.7)          98.5           --         48.8

Dividends                                     --           --           --             --         (243.4)          --       (243.4)
Purchases                                     --           --           --             --             --        (86.2)       (86.2)
Conversion of preferred stock and
   delivery of stock plan shares            (1.6)          --        (15.3)            --             --        119.4        102.5
Shares issued in connection
   with an acquisition                        --           --         (0.1)            --             --          9.6          9.5
Gallaher spin-off                             --           --           --          260.7          249.2           --        509.9
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                11.3        717.4        151.1            6.9        5,129.7     (1,999.3)     4,017.1

Comprehensive income
   Net income                                 --           --           --             --          263.1           --        263.1
   Changes during the year                    --           --           --           (2.2)            --           --         (2.2)
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                    --           --           --           (2.2)         263.1           --        260.9

Dividends                                     --           --           --             --         (147.4)          --       (147.4)
Purchases                                     --           --           --             --             --       (112.2)      (112.2)
Conversion of preferred stock and
   delivery of stock plan shares            (0.8)          --         (3.5)            --             --         83.4         79.1
----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998          $     10.5   $    717.4   $    147.6     $      4.7     $  5,245.4   $ (2,028.1)  $4,097.543
==================================================================================================================================

See Notes to Consolidated Financial Statements.43

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

Inventories Inventories are priced at the lower of cost (principally first-in, first-out, and average and minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although part of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

Property, Plant and Equipment Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

Intangibles Resulting From Business Acquisitions Intangibles resulting from business acquisitions, comprising cost in excess of net assets of businesses acquired, and brands and trademarks, are being amortized on a straight-line basis over 40 years, except for intangibles acquired prior to 1971, which are not being amortized because they are considered to have a continuing value over an indefinite period. The Company periodically evaluates the recoverability of intangibles resulting from business acquisitions and measures the amount of impairment, if any, by assessing current and future levels of income and undiscounted cash flows as well as other factors, such as business trends, prospects and market and economic conditions.

Advertising Costs Advertising costs, which amounted to $318.6 million, $303 million and $290.2 million in 1998, 1997 and 1996, respectively, are principally charged to expense as incurred.

Research and Development Research and development expenses, which amounted to $54 million, $46.6 million and $34.2 million in 1998, 1997 and 1996, respectively, are charged to expense as incurred.

Income Taxes Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

      Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $214.1 million at December 31, 1998, as such earnings are expected to be permanently reinvested in these companies.

Foreign Currency Translation Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of the "Accumulated other comprehensive income" caption in stockholders' equity.

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

      Gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in the "Accumulated other comprehensive income" caption in stockholders' equity.

      Payments or receipts on interest rate swap agreements are recorded in the "Interest and related expenses" caption in the income statement.

Recently Issued Accounting Standards In June 1998, FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued, to be effective January 1, 2000. FAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is in the process of evaluating the effect of adoption on its financial condition and the disclosure requirements under this standard.

2 ACQUISITIONS

During 1998, acquisitions were made in home products, office products and spirits and wine segments for an aggregate cost of $271.8 million, including fees and expenses. In connection with these acquisitions, liabilities amounting to $51 million were included at the dates of acquisition. The cost exceeded the fair value of net assets acquired by $193.7 million.

      During 1997, acquisitions were made in the home and office products segments for an aggregate cost of $92 million, including fees, expenses and $9.5 million resulting from the issuance of Common shares. In connection with the 1997 acquisitions, liabilities amounting to $72 million were included at the dates of acquisition. The cost exceeded the fair value of net assets acquired by $90 million.

      In January 1996, Cobra Golf Incorporated was acquired for an aggregate cost of $712 million in cash, including fees and expenses. In connection with this acquisition, liabilities amounting to $60 million were included at the date of acquisition. The cost exceeded the fair value of net assets acquired by $657 million.

      These operations have been included in consolidated results from the dates of acquisition. Had the acquisitions been consolidated at the beginning of the year prior to the acquisitions, they would not have materially affected results.

3 DISCONTINUED OPERATIONS

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

      The consolidated financial statements were reclassified to identify Gallaher's international tobacco operations as discontinued operations for all periods. Summarized data for the discontinued operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

Results of Operations

(In millions, except per share amounts)                    1997(a)         1996
-------------------------------------------------------------------------------
Net sales                                             $ 2,575.0       $ 6,861.6
-------------------------------------------------------------------------------
Income before taxes                                   $   186.4       $   484.7
Spin-off expenses                                         (67.1)             --
Income taxes                                              (54.2)         (169.6)
-------------------------------------------------------------------------------
Income from discontinued operations                   $    65.1       $   315.1
===============================================================================
Earnings per Common share
    Basic                                             $     .38       $    1.82
===============================================================================
    Diluted                                           $     .38       $    1.79
===============================================================================

(a)   Includes results through May 30, 1997.

4 SHORT-TERM BORROWINGS AND CREDIT FACILITIES

At December 31, 1998 and 1997, there were $321.4 million and $228.4 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.3% and 5.7%, respectively.

      At December 31, 1998 and 1997, there were $40.8 million and $26.4 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $56 million and $63 million, respectively, for general corporate purposes, including acquisitions.

      In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital of up to $28 million of which $20.4 million was outstanding at year end.

      See Note 13 for a description of the Company's use of financial instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

5 LONG-TERM DEBT

The components of long-term debt are as follows:
(in millions)                                             1998              1997
--------------------------------------------------------------------------------
Notes payable(a)                                     $   200.0         $      --
Revolving credit notes(a)                                 16.6              18.5
Other notes(b)                                            11.0             101.0
61/4% Notes, Due 2008                                    200.0                --
65/8% Debentures, Due 2028                               200.0                --
81/2% Notes, Due 2003(c)                                 106.9             157.3
85/8% Debentures, Due 2021(c)                             90.9             123.6
77/8% Debentures, Due 2023                               150.0             150.0
71/2% Notes, Due 1999(c)                                 118.6             150.0
9% Notes, Due 1999(c)                                     62.8              73.3
91/4% Eurosterling Notes, Due 1998                          --              82.5
121/2% Sterling Loan Stock, Due 2009(c)                     --              49.4
Miscellaneous                                              8.2               9.7
--------------------------------------------------------------------------------
                                                       1,165.0             915.3
Less current portion                                     183.3             176.2
--------------------------------------------------------------------------------
                                                     $   981.7         $   739.1
================================================================================

(a) The Company maintains revolving credit agreements expiring in 2002 with various banks, which provide for unsecured borrowings of up to $2.5 billion. The interest rate is set at the time of each borrowing. A commitment fee of .10% per annum is paid on the unused portion. The fee is subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company, in the event that it becomes advisable, intends to exercise its rights under these agreements to refinance $200 million of short-term notes payable; accordingly, short-term notes payable in this amount have been classified as long-term debt at December 31, 1998.

(b)   The Other notes mature in 2001, with a weighted average coupon of 8.8 %.

(c)   See Note 16.

      Estimated payments for maturing debt during the next five years are as follows: 1999, $183.3 million; 2000, $3.4 million; 2001, $13 million; 2002,
$216.5 million; and 2003, $107.6 million.

6 $2.67 CONVERTIBLE PREFERRED STOCK -- REDEEMABLE AT COMPANY'S OPTION

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1998, 1997 and 1996 were 344,831 shares, 369,939 shares and 422,732 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the Common shares), preference in liquidation over holders of Common stock of $30.50 per share plus accrued dividends and convert each share of such stock into 6.205 shares of Common stock. Authorized but unissued Common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. Shares converted were 25,108 shares, 52,793 shares and 38,276 shares during 1998, 1997 and 1996, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

      A cash dividend of $2.67 per share in the aggregate amounts of $0.9 million, $1.1 million and $1.2 million was paid in each of the years ended December 31, 1998, 1997 and 1996, respectively.

7 CAPITAL STOCK

The Company has 750 million authorized shares of Common stock and 60 million authorized shares of preferred stock.

      There were 170,884,270 and 171,855,989 Common shares outstanding at December 31, 1998 and 1997, respectively.

      The cash dividends paid on the Common stock for the years ended December 31, 1998, 1997 and 1996 aggregated $146.5 million, $242.3 million and $347.2 million, respectively.

      Treasury shares purchased and received as consideration for stock options exercised amounted to 3,444,180 shares in 1998, 2,507,737 shares in 1997 and 10,108,848 shares in 1996. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 2,472,461 shares in 1998, 3,521,779 shares in 1997 and 2,544,262 shares in 1996. In connection with a 1997 acquisition, 276,162 shares were issued. At December 31, 1998 and 1997 there were 58,685,754 and 57,714,035 Common treasury shares, respectively.

8 PREFERRED SHARE PURCHASE RIGHTS

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

      All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1998, outstanding Rights would have been exercisable as described above in the aggregate for 1,708,843 of such shares.

9 STOCK PLANS

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

      Stock options under the Plans have exercise prices equal to fair market values at dates of grant. All options granted expire at the end of ten years from date of grant. Options granted before November 1998 generally become vested after one year. Options granted in November 1998 generally become vested one-third each year over a three-year period. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of Common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the Common stock at the time of exercise of such right.

      The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the fixed stock options granted in 1998, 1997 and 1996 been determined consistent with FAS No. 123, pro forma net income and earnings per Common share would have been as follows:

(In millions, except per share amounts)    1998      1997       1997(a)    1996
-------------------------------------------------------------------------------
Net income                               $252.9     $78.7      $90.6     $477.5
===============================================================================
Earnings per Common share
   Basic                                 $ 1.46     $ .45      $ .52     $ 2.75
===============================================================================
   Diluted                               $ 1.43     $ .45      $ .52     $ 2.71
===============================================================================

(a) Excludes incremental fair value, as calculated under the Black-Scholes option-pricing model, related to the adjustment of options in the Gallaher spin-off.

      These pro forma amounts are not necessarily indicative of future amounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

      Changes during the three years ended December 31, 1998 in shares under options were as follows:

                                                               Weighted-Average
                                                Options          Exercise Price
-------------------------------------------------------------------------------
Outstanding at January 1, 1996                9,919,560               $   38.34
   Granted                                    1,772,550                   48.65
   Exercised                                 (1,721,260)                  35.17
   Lapsed                                      (189,700)                  44.84
-------------------------------------------------------------------------------
Outstanding at December 31, 1996              9,781,150                   40.64
   Granted                                       99,100                   52.75
   Exercised                                 (2,267,110)                  37.04
   Lapsed                                       (43,000)                  48.66
   Cancelled                                   (297,400)                  46.65
-------------------------------------------------------------------------------
Outstanding at May 30, 1997                   7,272,740                   41.63
Gallaher spin-off adjustment(a)               4,427,250                      --
-------------------------------------------------------------------------------
Outstanding at May 30, 1997 after
      Gallaher spin-off                      11,699,990                   25.88
   Granted                                    1,786,000                   35.63
   Exercised                                 (1,325,538)                  23.38
   Lapsed                                       (56,653)                  30.26
-------------------------------------------------------------------------------
Outstanding at December 31, 1997             12,103,799                   27.57
   Granted                                    2,612,300                   35.01
   Exercised                                 (2,230,843)                  25.58
   Lapsed                                       (69,930)                  34.55
-------------------------------------------------------------------------------
Outstanding at December 31, 1998             12,415,326                  $29.45
===============================================================================

(a) On May 30, 1997, in connection with the Gallaher spin-off, the Company adjusted the number of shares under options and the option exercise prices to preserve, as closely as possible, the economic value of the options that existed at the time of the spin-off.

      Options exercisable at the end of each of the three years ended December 31, 1998 were as follows:

                                                Options         Weighted-Average
                                            Exercisable           Exercise Price
--------------------------------------------------------------------------------
December 31, 1998                             9,732,526                   $27.92
December 31, 1997                            10,166,612                   $26.07
December 31, 1996                             8,075,350                   $38.93

      The weighted-average fair values of options granted during 1998, 1997 and 1996 were $6.70, $7.66 and $7.11, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996:

                                             1998           1997            1996
--------------------------------------------------------------------------------
Expected dividend yield                      2.7%           2.6%            5.0%
Expected volatility                         21.0%          20.9%           19.0%
Risk-free interest rate                      4.8%           5.8%            5.9%
Expected term                           4.5 Years      4.5 Years         5 Years

      Options outstanding at December 31, 1998 were as follows:

                                           Weighted-Average
            Range Of          Number              Remaining     Weighted-Average
     Exercise Prices     Outstanding       Contractual Life       Exercise Price
--------------------------------------------------------------------------------
   $19.75 to  $23.27       2,530,028                    4.5               $21.49
    26.03 to   29.10       3,498,885                    4.8                27.42
    30.30 to   38.69       6,386,413                    9.0                33.72
--------------------------------------------------------------------------------
   $19.75 to  $38.69      12,415,326                    6.9               $29.45
================================================================================

      Options exercisable at December 31, 1998 were as follows:

                     Number    Weighted-Average
                Exercisable      Exercise Price
                -------------------------------
                  2,530,028              $21.49
                  3,498,885               27.42
                  3,703,613               32.78
                -------------------------------
                  9,732,526              $27.92
                ===============================

      At December 31, 1998, performance awards were outstanding pursuant to which up to 155,412 shares, 142,140 shares, 147,300 shares and 223,950 shares may be issued in 1999, 2000, 2001 and 2002, respectively, depending on the extent to which certain specified performance objectives are met. 81,569 shares, 40,240 shares and 45,890 shares were issued pursuant to performance awards during 1998, 1997 and 1996, respectively. The costs of performance awards are expensed over the performance period.

      Compensation expense for stock based plans recorded for 1998, 1997 and 1996 was $4.3 million, $5 million and $1.9 million, respectively.

      Shares available in connection with future awards under the Company's stock plans at December 31, 1998, 1997 and 1996 were: 6,843,255; 8,216,471; and
7,193,139, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

10 PENSION AND OTHER RETIREE BENEFITS

In 1998, the Company adopted FAS Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." FAS 132 standardizes the disclosure requirements for pensions and other postretirement benefits. Prior years' information has been restated to conform with the new requirements.

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

      The components of net pension and postretirement costs are as follows:

                            Pension Benefits            Postretirement Benefits
-------------------------------------------------------------------------------
(In millions)          1998       1997      1996      1998       1997      1996
-------------------------------------------------------------------------------
Service cost        $  31.4    $  26.2   $  24.0   $   2.1    $   1.9    $  2.5
Interest cost          50.5       46.5      42.4       8.5        8.2       9.1
Expected return
   on plan assets     (66.3)     (58.5)       --        --         --        --
Net amortization
   and deferral         4.2        3.3       4.3      (1.5)      (2.8)     (1.2)
-------------------------------------------------------------------------------
                    $  19.8    $  17.5   $  18.1   $   9.1    $   7.3    $ 10.4
===============================================================================

      The reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                                Pension Benefits Postretirement Benefits
----------------------------------------------------------------------------------------
(In millions)                                   1998        1997        1998        1997
----------------------------------------------------------------------------------------
Change in Benefit Obligation:
   Benefit obligation
      at beginning of year                   $ 718.7     $ 608.2     $ 125.2     $ 118.5
   Service cost                                 31.4        26.2         2.1         1.9
   Interest cost                                50.5        46.5         8.5         8.2
   Actuarial loss (gain)                        22.8        67.4        (6.8)        0.7
   Participants' contributions                   4.3         4.2         0.9         0.9
   Acquisitions                                 15.1          --         1.2          --
   Exchange rate changes                         0.1        (2.1)       (0.2)         --
   Benefits paid                               (39.6)      (42.1)       (9.3)       (7.9)
   Other items                                   0.4        10.4          --         2.9
----------------------------------------------------------------------------------------
   Benefit obligation
      at end of year                           803.7       718.7       121.6       125.2
----------------------------------------------------------------------------------------

Change in Plan Assets:
   Fair value of plan assets
      at beginning of year                     750.2       651.8          --          --
   Actual return on plan assets 59.2           107.6                      --          --
   Employer contributions                       14.3        27.5         8.4         7.0
   Participants' contributions                   4.3         4.2         0.9         0.9
   Acquisitions                                 12.0          --          --          --
   Exchange rate changes                        (1.2)        0.1          --          --
   Benefits paid                               (35.4)      (38.8)       (9.3)       (7.9)
   Other items                                   3.1        (2.2)         --          --
----------------------------------------------------------------------------------------
   Fair value of plan assets
      at end of year                           806.5       750.2          --          --
----------------------------------------------------------------------------------------
Funded Status                                    2.8        31.5      (121.6)     (125.2)
   Unrecognized actuarial
      loss (gain)                               39.1        12.6       (24.0)      (18.5)
   Unrecognized transition gain                 (4.2)       (5.9)         --          --
   Unrecognized prior
      service cost                              25.0        27.4        (2.7)       (3.0)
   Other                                        (1.8)       (2.2)         --          --
----------------------------------------------------------------------------------------
Net amount recognized                        $  60.9     $  63.4     $(148.3)    $(146.7)
========================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

      Amounts recognized in the balance sheet are as follows:

                                               Pension Benefits  Postretirement Benefits
----------------------------------------------------------------------------------------
(In millions)                                   1998        1997        1998        1997
----------------------------------------------------------------------------------------
Pension benefit cost                         $  73.9     $  77.0     $    --     $    --
Accrued benefit liability                      (43.4)      (43.4)     (148.3)     (146.7)
Intangible assets                               17.5        16.8          --          --
Accumulated other
   comprehensive income                         12.9        13.0          --          --
----------------------------------------------------------------------------------------
   Net amount recognized                     $  60.9     $  63.4     $(148.3)    $(146.7)
========================================================================================
Weighted-average assumptions:
   Discount rate                                 6.7%        7.0%        6.7%        7.0%
   Expected long-term rate of
      return on plan assets                      9.5%       10.0%         --          --
   Rate of compensation
      increase                                   4.3%        4.5%        6.0%        6.0%
========================================================================================

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $230.6 million, $215.3 million and $186 million, respectively, as of December 31, 1998 and $234.7 million, $213.5 million and $183.7 million, respectively, as of December 31, 1997.

      The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 1999 is 7.75%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A 1% increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 1998 and the postretirement benefit obligation as of December 31, 1998 by $1 million and $10.8 million, respectively. A 1% decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 1998 and the postretirement benefit obligation as of December 31, 1998 by approximately $0.9 million and $9.6 million, respectively.

      The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $22.7 million, $21.4 million and $18.1 million in 1998, 1997 and 1996, respectively.

11 LEASE COMMITMENTS

Future minimum rental payments under noncancelable operating leases as of December 31, 1998 are as follows:

(in millions)
-------------------------------------------------------------------------------
1999                                                                   $   48.0
2000                                                                       41.0
2001                                                                       35.5
2002                                                                       31.0
2003                                                                       25.7
Remainder                                                                 138.0
-------------------------------------------------------------------------------
Total minimum rental payments                                             319.2
Less minimum rentals to be received
   under noncancelable subleases                                           16.6
-------------------------------------------------------------------------------
                                                                         $302.6
===============================================================================

      Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $49.8 million, $42.5 million and $43.3 million in 1998, 1997 and 1996, respectively.

12 INCOME TAXES

The components of income from continuing operations before income taxes are as follows:

(In millions)                                     1998          1997      1996
-------------------------------------------------------------------------------
Domestic operations                              $407.1       $120.8     $215.2
Foreign operations                                104.8         18.9      124.4
-------------------------------------------------------------------------------
                                                 $511.9       $139.7     $339.6
===============================================================================

      A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                                     1998          1997      1996
-------------------------------------------------------------------------------
Income taxes computed at
   federal statutory income
   tax rate                                      $179.2       $ 48.9     $118.9
Other income taxes, net of
   federal tax benefit                             17.4         10.9       18.4
Goodwill amortization not
   deductible for income
   tax purposes                                    33.4         32.9       32.4
Miscellaneous, including
   reversals of tax provisions
   no longer required                             (11.7)         5.5      (11.8)
-------------------------------------------------------------------------------
Income taxes as reported                         $218.3       $ 98.2     $157.9
===============================================================================

      Income taxes are as follows:

(In millions)                                     1998          1997      1996
-------------------------------------------------------------------------------
Currently payable
   Federal                                       $106.7       $100.3     $104.4
   Foreign                                         35.3         38.2       26.2
   Other                                           25.3         21.1       24.5
Deferred
   Federal and other                               42.2        (42.3)       0.2
   Foreign                                          8.8        (19.1)       2.6
-------------------------------------------------------------------------------
                                                 $218.3       $ 98.2     $157.9
===============================================================================

      The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                             1998             1997
-------------------------------------------------------------------------------
Current assets
   Compensation and benefits                         $    11.1        $    12.6
   Other reserves                                         28.3             30.6
   Capitalized interest-inventory                         13.5             12.7
   Restructuring                                          20.5             30.1
   Interest                                                1.9             14.8
   Accounts receivable                                    14.8             14.1
   Miscellaneous                                          29.3             26.8
-------------------------------------------------------------------------------
                                                         119.4            141.7
-------------------------------------------------------------------------------
Current liabilities
   Inventories                                           (10.3)           (13.0)
   Miscellaneous                                         (10.5)            (1.9)
-------------------------------------------------------------------------------
                                                         (20.8)           (14.9)
-------------------------------------------------------------------------------
      Deferred income taxes included in
           Other current assets                           98.6            126.8
-------------------------------------------------------------------------------
Noncurrent assets
   Compensation and benefits                              27.3             18.8
   Other retiree benefits                                 48.7             49.8
   Other reserves                                         35.1             42.0
   Foreign exchange                                        0.8              6.3
   Miscellaneous                                          16.0             18.6
-------------------------------------------------------------------------------
                                                         127.9            135.5
-------------------------------------------------------------------------------
Noncurrent liabilities
   Depreciation                                          (63.1)           (85.2)
   Pensions                                               (9.4)           (11.5)
   Trademark amortization                                (67.2)           (60.9)
   Miscellaneous                                         (38.1)           (16.4)
-------------------------------------------------------------------------------
                                                        (177.8)          (174.0)
-------------------------------------------------------------------------------
      Deferred income taxes                              (49.9)           (38.5)
-------------------------------------------------------------------------------
Net deferred tax asset                               $    48.7        $    88.3
===============================================================================

13 FINANCIAL INSTRUMENTS

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

      The Company enters into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company periodically enters into forward foreign exchange contracts to hedge a portion of its net investments in U.K. operating companies.

      At December 31, 1998, the Company had outstanding forward foreign exchange contracts to purchase $35 million and sell $201 million of various foreign currencies (principally pound sterling), with maturities ranging from January 4, 1999 to January 28, 2000, with a weighted average maturity of 110 days. At December 31, 1997, the Company also had outstanding forward foreign exchange contracts to purchase $72 million and sell $164 million of various foreign currencies (principally pound sterling), with maturities ranging from January 5, 1998 to November 30, 1998, with a weighted average maturity of 121 days.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

      The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1998 and 1997, the difference between the contract amounts and fair values was immaterial.

      The Company enters into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount.

      At December 31, 1998 and 1997, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates in 1999, with an aggregate notional principal amount of $200 million. Under these agreements the Company receives a floating rate based on thirty day commercial paper rates, or a weighted average rate of 5.2% and 5.8% at December 31, 1998 and 1997, respectively, and pays weighted average fixed interest rates of 7.8% at December 31, 1998 and 1997.

      The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1998 and 1997, the Company would have paid $4.2 million and $6.6 million, respectively, to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

      The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

      The estimated fair value of the Company's $1,165 million and $915.3 million total long-term debt (including current portion) at December 31, 1998 and 1997 was approximately $1,252.3 million and $1,013 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

      Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

14 RESTRUCTURING AND OTHER NONRECURRING CHARGES

Restructuring and other nonrecurring charges are as follows:

                                                              1997
                                       ----------------------------------------
                                                       Cost of Sales
(In millions)                          Restructuring         Charges      Total
-------------------------------------------------------------------------------
Home products                                 $ 79.5          $ 17.3     $ 96.8
Office products                                 82.5             4.8       87.3
-------------------------------------------------------------------------------
   Home and office products                    162.0            22.1      184.1
Golf products                                   15.9            34.8       50.7
Spirits and wine                                31.2            32.2       63.4
-------------------------------------------------------------------------------
                                              $209.1          $ 89.1     $298.2
===============================================================================

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

      Spirits and wine include charges related to a change in estimate for bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines.

      The rationalization of operations referred to above includes the closure of certain manufacturing facilities, the consolidation of certain selling facilities, the termination of a foreign joint venture, and the sale or disposal of certain facilities.

      Restructuring and other nonrecurring charges by category of expenditures relates to the following:

                                                             1997
                                       -----------------------------------------
                                                       Cost of Sales
(In millions)                          Restructuring         Charges      Total
--------------------------------------------------------------------------------
Rationalization of operations
   Employment termination
      costs(a)                             $ 59.3               --        $ 59.3
   Facilities closing costs                  19.2               --          19.2
   Other                                     35.7           $ 19.1          54.8
Inventories                                    --             70.0          70.0
International distribution and
   lease agreements                          27.2               --          27.2
Loss on disposal of fixed
   assets and businesses                     67.7               --          67.7
--------------------------------------------------------------------------------
                                           $209.1           $ 89.1        $298.2
================================================================================

(a) Home products and office products combined workforce reduction of 7%, or 1,125 individuals, primarily production employees.

      Reconciliation of the restructuring and other nonrecurring charges liability is as follows:

                                                     Cost of Sales
(In millions)                      Restructuring           Charges        Total
-------------------------------------------------------------------------------
1997 provision                            $209.1            $ 89.1       $298.2
Cash expenditures                          (20.5)             (8.5)       (29.0)
Non-cash write-offs                       (127.0)            (80.6)      (207.6)
-------------------------------------------------------------------------------
Balance at December 31, 1997                61.6                --         61.6
Cash expenditures                          (41.1)               --        (41.1)
Non-cash write-offs                         (2.1)               --         (2.1)
-------------------------------------------------------------------------------
Balance at December 31, 1998              $ 18.4            $   --       $ 18.4
===============================================================================

      During 1998, the program was substantially completed. The following activities are in the process of being finalized: the completion of the Nogales, Mexico operation related to office products' Swingline stapling production and a significant portion of the home products' Master Lock assembly operations, and the resultant reduction of workforces in the home and office products segments. As of December 31, 1998, approximately 600 positions were eliminated. These remaining restructuring activities are expected to be completed during 1999.

15 INFORMATION ON BUSINESS SEGMENTS

The Company's subsidiaries operate principally in the following business segments:

      Home products include kitchen and bathroom faucets, plumbing supply and repair products manufactured, packaged or distributed by Moen, locks manufactured by Master Lock, kitchen cabinets and bathroom vanities manufactured by Aristokraft and Schrock, and tool storage products manufactured by Waterloo.

      Office products include paper fastening, computer accessories, time management systems, presentation products and other office products manufactured by ACCO World subsidiaries.

      Golf products include golf balls, shoes, gloves and clubs manufactured and marketed by Titleist and FootJoy Worldwide and golf clubs manufactured and marketed by Cobra.

      Spirits and wine include products produced or imported by Jim Beam Brands Worldwide subsidiaries.

      The Company's subsidiaries operate principally in the United States, the United Kingdom, Canada and Australia.

      Net sales and operating company contribution for the years 1998, 1997 and 1996 and segment assets for the related year ends by business segments and by geographic areas, are shown on page 58.

      Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes.

      A reconciliation of operating company contribution to consolidated income from continuing operations before income taxes is as follows:

(In millions)                                      1998         1997       1996
-------------------------------------------------------------------------------
Operating company contribution                   $798.3       $746.4     $699.8
Restructuring and other
   nonrecurring charges                              --        298.2         --
Amortization of intangibles                       108.2        104.2      102.7
Interest and related expenses                     102.7        116.7      165.5
Non-operating expenses                             75.5         87.6       92.0
-------------------------------------------------------------------------------
Income from continuing operations
   before income taxes as reported               $511.9       $139.7     $339.6
===============================================================================

      Reconciliation of segment assets to consolidated total assets is as follows:

(In millions)                                       1998         1997       1996
--------------------------------------------------------------------------------
Segment assets                                  $3,473.2     $3,113.7   $3,176.3
Intangibles resulting from
   business acquisitions, net                    3,761.3      3,674.1    3,730.7
Corporate                                          125.2        154.7      147.0
Net assets of discontinued
   operations                                         --           --      683.3
--------------------------------------------------------------------------------
                                                $7,359.7     $6,942.5   $7,737.3
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FORTUNE BRANDS, INC. AND SUBSIDIARIES

      Long-lived assets are as follows:(a)

(In millions)                                      1998         1997       1996
-------------------------------------------------------------------------------
United States                                  $  852.3       $724.2     $721.0
United Kingdom                                    194.8        203.1      194.1
Canada                                             21.2         22.9       23.2
Australia                                          16.8          4.3        6.1
Other countries                                    34.8         26.4       28.2
-------------------------------------------------------------------------------
                                               $1,119.9       $980.9     $972.6
===============================================================================

(a)   Represents property, plant and equipment, net.

      Depreciation is as follows:

(In millions)                                      1998         1997       1996
-------------------------------------------------------------------------------
Home products                                    $ 41.8       $ 42.3     $ 40.8
Office products                                    42.5         39.9       39.2
-------------------------------------------------------------------------------
   Home and office products                        84.3         82.2       80.0
Golf products                                      20.0         16.3       13.4
Spirits and wine                                   35.7         37.1       39.4
Corporate                                           2.9          2.9        2.8
-------------------------------------------------------------------------------
                                                 $142.9       $138.5     $135.6
===============================================================================

      Amortization of intangibles is as follows:

(In millions)                                      1998         1997       1996
-------------------------------------------------------------------------------
Home products                                    $ 31.7       $ 29.9     $ 30.0
Office products                                    23.3         21.5       20.7
-------------------------------------------------------------------------------
   Home and office products                        55.0         51.4       50.7
Golf products                                      17.4         17.8       16.3
Spirits and wine                                   35.8         35.0       35.7
-------------------------------------------------------------------------------
                                                 $108.2       $104.2     $102.7
===============================================================================

      Capital expenditures are as follows:

(In millions)                                      1998         1997       1996
-------------------------------------------------------------------------------
Home products                                    $ 57.6       $ 55.6     $ 60.6
Office products                                   107.2         43.0       40.9
-------------------------------------------------------------------------------
   Home and office products                       164.8         98.6      101.5
Golf products                                      39.9         59.4       50.4
Spirits and wine                                   46.3         37.5       46.5
Corporate                                           0.9          1.4        1.3
-------------------------------------------------------------------------------
                                                 $251.9       $196.9     $199.7
===============================================================================

16 EXTRAORDINARY ITEMS

During 1998, the Company purchased or redeemed the following principal amounts of its outstanding debt: $31.4 million of 7 1/2% Notes, Due 1999, $50.4 million of 8 1/2% Notes, Due 2003, $10.5 million of 9% Notes, Due 1999 and $32.7 million of 8 5/8% Debentures, Due 2021, and the Company also redeemed the outstanding $50.1 million of 12 1/2% Sterling Loan Stock, Due 2009. The extinguishment of debt resulted in a charge of $30.5 million ($46.9 million pre-tax), or 18 cents per Common share.

      In 1997, the Company purchased the following principal amounts of its outstanding debt: $42.7 million of 8 1/2% Notes, Due 2003, $26.7 million of 9% Notes, Due 1999 and $26.4 million of 8 5/8% Debentures, Due 2021. The extinguishment of debt resulted in a charge of $8.1 million ($12.4 million pre-tax), or five cents per share.

      In 1996, the Company redeemed $149.6 million of its $150 million 7 5/8% Eurodollar Convertible Debentures, Due 2001, at a redemption price of 103.8125% of the principal amount plus accrued interest and redeemed its $150 million
9 1/8% Debentures, Due 2016, at a redemption price of 104.4375% of the principal amount plus accrued interest. The extinguishment of debt resulted in a charge of $10.3 million ($15.8 million pre-tax), or six cents per share.

17 EARNINGS PER SHARE

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

      The computation of basic and diluted earnings per Common share for "Income from continuing operations" is as follows:

(In millions, except per share amounts)           1998         1997       1996
-------------------------------------------------------------------------------
Income from continuing operations                $293.6       $ 41.5     $181.7
Less: Preferred stock dividends                     0.9          1.1        1.2
-------------------------------------------------------------------------------
Income available to
   Common stockholders - basic                    292.7         40.4      180.5
Convertible Preferred stock
   dividend requirements                            0.9           --        1.2
-------------------------------------------------------------------------------
Income available to
   Common stockholders
   - diluted                                     $293.6       $ 40.4     $181.7
===============================================================================
Weighted average number of
   Common shares outstanding
   - basic                                        172.2        171.6      173.3
Conversion of Convertible
   Preferred stock                                  2.2           --        1.8
Exercise of stock options                           1.8          1.7        1.0
-------------------------------------------------------------------------------
Weighted average number of
   Common shares outstanding
   - diluted                                      176.2        173.3      176.1
===============================================================================
Earnings per Common share
   Basic                                         $ 1.70       $  .24     $ 1.04
===============================================================================
   Diluted                                       $ 1.67       $  .23     $ 1.03
===============================================================================

18 COMPREHENSIVE INCOME

During 1998, the Company adopted FAS Statement No. 130, "Reporting Comprehensive Income" and has elected to report Comprehensive Income in the Consolidated Statement of Stockholders' Equity. Comprehensive Income is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders.

      The components of and changes in other comprehensive income (expense) are as follows:

                                                                    Accumulated
                                    Foreign            Minimum            Other
                                   Currency  Pension Liability    Comprehensive
(In millions)                   Adjustments         Adjustment           Income
-------------------------------------------------------------------------------
Balance at January 1, 1996         $(234.6)             $(13.2)         $(247.8)
Changes during year
   (including taxes of $41.3)         38.7                 5.0             43.7
-------------------------------------------------------------------------------
Balance at December 31, 1996        (195.9)               (8.2)          (204.1)
Comprehensive income changes
   during year (including taxes
   of $30.1)                         (44.9)               (4.8)           (49.7)
Gallaher spin-off                    260.7                  --            260.7
-------------------------------------------------------------------------------
Balance at December 31, 1997          19.9               (13.0)             6.9
Changes during year
   (net of taxes of $7.1)             (7.4)                5.2             (2.2)
-------------------------------------------------------------------------------
Balance at December 31, 1998       $  12.5              $ (7.8)         $   4.7
===============================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (concluded)
FORTUNE BRANDS, INC. AND SUBSIDIARIES

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Fortune Brands, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the consolidated financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the management of Fortune Brands, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

11 Madison Avenue
New York, New York 10010
February 3, 1999

REPORT OF MANAGEMENT

To the Stockholders of Fortune Brands, Inc.

We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for the years ended December 31, 1998, 1997 and 1996. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

      The system of internal controls of the Company and its subsidiaries is designed to provide reasonable assurances that the financial records are adequate and can be relied upon to provide information for the preparation of financial statements and that established policies and procedures are carefully followed.

      Independent accountants are elected annually by the stockholders of the Company to audit the financial statements. PricewaterhouseCoopers LLP, independent accountants, are currently engaged to perform such audit. Their audit is in accordance with generally accepted auditing standards and includes tests of transactions and selective tests of internal accounting controls.

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


/s/ Thomas C. Hays

Thomas C. Hays
Chairman of the Board and
Chief Executive Officer


/s/ Craig P. Omtvedt

Craig P. Omtvedt
Senior Vice President and
Chief Accounting Officer

INFORMATION ON BUSINESS SEGMENTS(1)
FORTUNE BRANDS, INC. AND SUBSIDIARIES

(In millions)                      1998       1997       1996       1995       1994       1993
------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
Net sales
Home products                    $1,624.4   $1,394.0   $1,374.1   $1,306.8   $1,270.6   $1,119.5
Office products                   1,387.7    1,294.2    1,228.7    1,206.1    1,049.7      977.2
------------------------------------------------------------------------------------------------
   Home and office products       3,012.1    2,688.2    2,602.8    2,512.9    2,320.3    2,096.7
Golf products                       962.9      911.6      811.4      579.3      507.1      452.7
Spirits and wine                  1,265.9    1,244.7    1,303.5    1,288.6    1,268.2    1,194.6
------------------------------------------------------------------------------------------------
   Ongoing operations             5,240.9    4,844.5    4,717.7    4,380.8    4,095.6    3,744.0
Other businesses(2)                    --         --         --      547.3    1,281.4    1,438.2
------------------------------------------------------------------------------------------------
                                 $5,240.9   $4,844.5   $4,717.7   $4,928.1   $5,377.0   $5,182.2
================================================================================================
Operating company contribution
Home products                    $  252.5   $  222.9   $  214.1   $  208.4   $  206.6   $  190.3
Office products                     134.0      128.1      116.3      105.5       95.0       87.7
------------------------------------------------------------------------------------------------
   Home and office products         386.5      351.0      330.4      313.9      301.6      278.0
Golf products                       142.9      138.2      125.3       84.2       74.4       64.6
Spirits and wine                    268.9      257.2      244.1      241.9      255.1      231.1
------------------------------------------------------------------------------------------------
   Ongoing operations               798.3      746.4      699.8      640.0      631.1      573.7
Other businesses(2)                    --         --         --        6.8        4.0       33.1
------------------------------------------------------------------------------------------------
                                 $  798.3   $  746.4   $  699.8   $  646.8   $  635.1   $  606.8
================================================================================================
Segment assets(3)
Home products                    $  826.2   $  735.8   $  752.7   $  738.1   $  686.5   $  658.7
Office products                   1,011.5      861.4      856.9      794.1      750.8      658.8
------------------------------------------------------------------------------------------------
   Home and office products       1,837.7    1,597.2    1,609.6    1,532.2    1,437.3    1,317.5
Golf products                       667.6      617.1      579.8      361.9      315.3      286.7
Spirits and wine                    967.9      899.4      986.9      939.4      932.2      956.5
------------------------------------------------------------------------------------------------
   Ongoing operations             3,473.2    3,113.7    3,176.3    2,833.5    2,684.8    2,560.7
Other businesses(2)                    --         --         --         --      527.6      796.4
------------------------------------------------------------------------------------------------
                                 $3,473.2   $3,113.7   $3,176.3   $2,833.5   $3,212.4   $3,357.1
================================================================================================
GEOGRAPHIC AREAS
Net sales(4)
United States                    $3,814.7   $3,432.4   $3,330.6   $3,116.5   $2,917.2   $2,749.1
United Kingdom                      551.7      499.5      522.8      498.6      492.9      417.9
Canada                              235.6      223.9      194.2      184.7      183.6      169.1
Australia                           158.4      199.6      190.9      160.6      141.3      106.2
Other countries                     480.5      489.1      479.2      420.4      360.6      301.7
------------------------------------------------------------------------------------------------
   Ongoing operations            $5,240.9   $4,844.5   $4,717.7   $4,380.8   $4,095.6   $3,744.0
================================================================================================

(1)   See Note 15 for further Information on Business Segments.
(2) Other businesses included retail distribution and housewares sold during 1995 and optics sold in 1994.
(3) Represents total assets excluding intercompany receivables and intangibles resulting from business acquisitions, net.
(4)   Net sales are attributed to countries based on location of customer.

SIX-YEAR CONSOLIDATED SELECTED FINANCIAL DATA
FORTUNE BRANDS, INC. AND SUBSIDIARIES

(In millions, except per share amounts
and number of Common stockholders)                1998(2)       1997(2)       1996(2)         1995        1994(3)          1993(2)
---------------------------------------------------------------------------------------------------------------------------------
Operating Data(1)
Net sales                                        $5,240.9      $4,844.5      $4,717.7      $4,928.1      $5,377.0        $5,182.2
Gross profit                                      2,129.3       1,885.4       1,863.4       1,816.4       1,971.1         1,947.0
Depreciation and amortization                       251.1         242.7         238.3         224.0         244.5           240.4
Operating company contribution                      798.3         746.4         699.8         646.8         635.1           606.8
Interest and related expenses                       102.7         116.7         165.5         136.6         173.0           188.2
Income taxes                                        218.3          98.2         157.9         171.5         119.8           126.7
Income (loss) from continuing operations            293.6          41.5         181.7         185.9         (78.8)          120.1
Income from discontinued operations                    --          65.1         315.1         357.2         812.9           548.1
Extraordinary items                                 (30.5)         (8.1)        (10.3)         (2.7)           --              --
Cumulative effect of accounting changes(4)             --            --            --            --            --          (198.4)
Net income(5)                                       263.1          98.5         486.5         540.4         734.1           469.8
Earnings per Common share
   Basic
      Continuing operations(5)                      $1.70          $.24         $1.04          $.99         $(.40)           $.59
      Discontinued operations                          --           .38          1.82          1.91          4.03            2.71
      Extraordinary items                            (.18)         (.05)         (.06)         (.01)           --              --
      Accounting changes(4)                            --            --            --            --            --            (.98)
---------------------------------------------------------------------------------------------------------------------------------
         Net income                                 $1.52          $.57         $2.80         $2.89         $3.63           $2.32
=================================================================================================================================
   Diluted

      Continuing operations(5)                      $1.67          $.23         $1.03          $.98         $(.40)           $.59
      Discontinued operations                          --           .38          1.79          1.89          4.03            2.71
      Extraordinary items                            (.18)         (.05)         (.06)         (.01)           --              --
      Accounting changes(4)                            --            --            --            --            --            (.98)
---------------------------------------------------------------------------------------------------------------------------------
         Net income                                 $1.49          $.56         $2.76         $2.86         $3.63           $2.32
=================================================================================================================================
Common Share Data(1)
Dividends paid                                     $146.5        $242.3        $347.2        $376.2        $401.7          $397.5
Dividends paid per share                             $.85         $1.41         $2.00         $2.00       $1.9925           $1.97
Average number of shares outstanding                172.2         171.6         173.3         186.9         201.6           201.8
Book value per share                               $23.92        $23.31        $21.48        $21.61        $22.95          $21.01
Number of stockholders, December 31(6)             41,603        46,537        52,832        56,769        60,611          63,537
=================================================================================================================================
Balance Sheet Data(1)
Inventories                                      $1,087.6        $955.2      $1,037.9        $950.9      $1,156.0        $1,198.7
Current assets(7)                                 2,265.3       2,095.6       2,842.1       2,112.5       3,726.1         2,597.7
Working capital(7)                                  420.7         327.1         774.0         651.7       1,673.4         1,110.6
Property, plant and equipment, net                1,119.9         980.9         972.6         904.3         979.7         1,065.0
Intangibles, net                                  3,761.3       3,674.1       3,730.7       3,103.2       3,346.4         3,429.9
Net assets of discontinued operations                  --            --            --         520.7         334.9         1,320.3
Total assets                                      7,359.7       6,942.5       7,737.3       6,833.4       8,557.9         8,598.0
Short-term debt                                     504.7         404.6         782.2         470.0         553.7           333.2
Long-term debt                                      981.7         739.1       1,598.3       1,063.0       1,485.5         2,492.0
Stockholders' equity                              4,097.5       4,017.1       3,676.0       3,864.0       4,633.1         4,256.0
Capital expenditures                                251.9         196.9         199.7         175.6         157.6           178.5
=================================================================================================================================

(1)   See pages 28 through 38 of Financial Section.
(2) See Notes 2 and 3. 1993 includes the acquisition in December of Invergordon Distillers Group PLC.
(3) The years 1994 and prior reflect as discontinued operations, the results of the former domestic tobacco subsidiary, The American Tobacco Company, and the former Franklin life insurance business.
(4) Principally represents a change in the method of accounting for postretirement benefits.
(5) Net income and both basic and diluted earnings per Common share in 1994 include $241.3 million and $1.20, respectively, on the loss on disposal of businesses.
(6) On January 31, 1999, there were 41,285 Common stockholders of record, not necessarily reflecting beneficial ownership.
(7) 1996, 1994 and 1993 include net assets of discontinued operations as current assets.