Form 10-K405, Exhibit 13
period 1999-12-31
FORTUNE BRANDS INC
filed 2000-03-29
CIK 789073

                                                                      Exhibit 13

Financial HIGHLIGHTS
Fortune Brands, Inc. and Subsidiaries




                                                                                                                  Pro Forma/(a)/
(In millions, except per share amounts)                              1999                1998         Change              1997
-----------------------------------------------------------------------------------------------------------------------------------

NET SALES
Home products                                                    $1,922.6            $1,624.4                         $1,394.0
Office products                                                   1,367.2             1,387.7                          1,294.2
Golf products                                                       965.3               962.9                            911.6
Spirits and wine                                                  1,269.6             1,265.9                          1,244.7
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 $5,524.7            $5,240.9           5.4%          $4,844.5
===================================================================================================================================
OPERATING COMPANY CONTRIBUTION/(b)/
Home products                                                      $300.2              $252.5                           $222.9
Office products                                                      88.5               134.0                            128.1
Golf products                                                       147.0               142.9                            138.2
Spirits and wine                                                    293.6               268.9                            257.2
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   $829.3              $798.3           3.9%            $746.4
===================================================================================================================================

Income (loss) from continuing operations before
extraordinary items                                               $(890.6)             $293.6
===================================================================================================================================
Earnings per common share from continuing operations
  before extraordinary items
Basic                                                              $(5.35)              $1.70
Diluted                                                            $(5.35)              $1.67
===================================================================================================================================
Income from continuing operations before
  extraordinary items and net charges/(c)/                         $339.8              $293.6          15.7%            $257.8
===================================================================================================================================
Earnings per common share before extraordinary items
and net charges
Basic                                                               $2.03               $1.70          19.4%             $1.51
Diluted                                                             $1.99               $1.67          19.2%             $1.48
===================================================================================================================================

EBITDA (as defined)/(d)/                                           $907.0              $865.7             5%            $797.3
===================================================================================================================================

Dividends paid per common share                                      $.89                $.85             5%              $.81
===================================================================================================================================
Actual number of common shares outstanding                          163.2               170.9
Average number of common shares outstanding                         166.6               172.2                            170.3
===================================================================================================================================

/(a)/Unaudited pro forma results exclude restructuring and other nonrecurring charges in 1997 (See Note 14) and reflect the net cash payment Gallaher Group Plc made to the Company in connection with the spin-off on May 30, 1997 (See
Note 3) and the assumption that such proceeds were used to purchase 2.5 million common shares and repay debt as of January 1, 1997. Pro forma information is presented for informational purposes only and does not purport to be indicative of the results of operations which would actually have been obtained if the transactions had occurred on January 1, 1997.
/(b)/Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of good-will, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes.
/(c)/Income from continuing operations before extraordinary items and net charges was $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999, compared with $293.6 million, or $1.70 basic and $1.67 diluted per share for 1998. The net charges for 1999 represent: the goodwill write-down of $1,126 million, or $6.76 per share; restructuring and other nonrecurring charges of $196 million ($125.6 million after-tax), or 75 cents per share; and the sale of a financing subsidiary for a $31.6 million ($21.2 million after tax) gain, or 13 cents per share.
   We reported a net loss in 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of the convertible preferred stock and stock options are considered. /(d)/EBITDA, as defined, is income from continuing operations before extraordinary items and net charges, interest expense, income taxes and depreciation and amortization. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a measure commonly used by analysts and investors. Accordingly, this information has been presented to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.

Results of OPERATIONS
Fortune Brands, Inc. and Subsidiaries


                                                             Net Sales                        Operating Company Contribution/(a)/
-----------------------------------------------------------------------------------------------------------------------------------
(In millions)                                 1999             1998             1997           1999          1998            1997
-----------------------------------------------------------------------------------------------------------------------------------
Home products                             $1,922.6         $1,624.4         $1,394.0         $300.2         $252.5         $222.9
Office products                            1,367.2          1,387.7          1,294.2           88.5          134.0          128.1
Golf products                                965.3            962.9            911.6          147.0          142.9          138.2
Spirits and wine                           1,269.6          1,265.9          1,244.7          293.6          268.9          257.2
-----------------------------------------------------------------------------------------------------------------------------------
Continuing operations                     $5,524.7         $5,240.9         $4,844.5         $829.3         $798.3         $746.4
===================================================================================================================================

/(a)/Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes. (See Note 15.)


CONSOLIDATED
1999 COMPARED TO 1998 Net sales grew by $283.8 million, an increase of 5%. The increase was primarily due to new products and line extensions, as well as acquisitions made in 1999 and 1998. The benefits from acquisitions occurred principally in the home products segment, and to a lesser extent in the spirits and wine and office products segments. These increases were partly offset by volume declines in some existing products, lower prices and lower average foreign exchange rates. In addition, reported sales of spirits and wine were negatively impacted as sales through the Maxxium joint venture are net of excise taxes and distribution costs, which are now incurred by the venture. Absent this change, sales would have increased 7%. Operating company contribution, our key measure by which we gauge performance, grew 4% on gains in every segment but office products.

As of April 1, 1999, we elected to change our method of measuring the recoverability of goodwill from an undiscounted cash flow method to a discounted cash flow method. We believe the discounted cash flow method, as described in Note 1 of the Notes to Consolidated Financial Statements, is preferable because it is consistent with the basis used for investment decisions and takes into consideration the specific and detailed operating plans and strategies of each operation. The adoption of the discounted cash flow method may result in greater earnings volatility since any subsequent decreases in discounted cash flows of certain segments may result in the write-down of goodwill. As a result of this change for measuring recoverability, we recorded a non-cash write-down of goodwill of $1,126 million ($6.76 per share). The write-down was recorded in the following business segments: golf products - $517.7 million; spirits and wine - $502.7 million; and office products - $105.6 million. Amortization of intangibles declined to $85.5 million in 1999 from $108.2 million in 1998 due to this write-down.

During 1999, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $196 million, $125.6 million after-tax, or 75 cents per share. (See
Note 14.) The actions consist of restructuring activities associated with all segments of the Company. The corporate charge of $82.3 million includes employee severance resulting from a reduction of the corporate workforce by about 40 percent (75 to 80 positions), relocation of the corporate headquarters to a lower-cost facility in Lincolnshire, Illinois, and lease termination costs related to the move. In total, we estimate total projected pre-tax annualized savings from these corporate actions to be $30 million. Home products charges of $29.2 million include reductions in force (856 positions) as a result of the move of substantially all of the lock assembly operations and certain specialty plumbing operations to Mexico. Office products charges of $23.6 million include reductions in force resulting from the move of labeling and printing production to Mexico and other reductions in force in the U.S. and Europe (406 positions in total), as well as employee termination costs and asset write-downs. Golf products charges of $42.1 million include costs related to termination of licensing agreements, product line discontinuances, asset write-offs (including a note receivable related to a previously sold operation) and reductions in force (180 positions) principally resulting from consolidation of golf club facilities from six to three. Spirits and wine charges of $18.8 million include termination of distribution contracts, lease cancellation costs and employee severance costs (50 positions) related to the formation of the Maxxium joint venture. We estimate initial total projected pre-tax annualized savings from all these actions to be approximately $60 million beginning in 2000. Approximately half of the savings from these actions will be used for longer-term brand building.

We also announced that we would take additional restructuring actions to further reduce costs. Additional actions, including a review of worldwide supply chain management and product lines and plant relocation, could result in restructuring and other nonrecurring charges being recorded over the first six months of 2000 in the range of $30-$40 million as actions are initiated.

Other (income) expenses, net in 1999 included a gain of $31.6 million ($21.2 million after-tax), or 13 cents per share, on the sale of a financing subsidiary.

Interest and related expenses increased 4%. This increase reflects higher average borrowings due to share repurchases and acquisitions, partly offset by lower interest rates.

Results of OPERATIONS
Fortune Brands, Inc. and Subsidiaries

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill and lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 1999. Excluding these charges, the effective income tax rates were 40.4% for 1999 and 42.6% for 1998. The lower effective tax rate this year principally reflected lower nondeductible goodwill amortization, tax savings initiatives and a refund associated with the settlement of a tax audit.

The income (loss) from continuing operations before extraordinary items was a loss for 1999 of $890.6 million, or $5.35 per share, compared with income for 1998 of $293.6 million, or $1.70 basic and $1.67 diluted per share.

In 1998, we incurred extraordinary items charges of $30.5 million ($46.9 million pre-tax), or 18 cents per share. The charge related to purchasing debt. (See
Note 16.)

Net loss of $890.6 million, or $5.35 per share, compared with net income of $263.1 million, or $1.52 basic and $1.49 diluted per share, for 1998.

Income from continuing operations before extraordinary items and net charges was $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999, compared with $293.6 million, or $1.70 basic and $1.67 diluted per share for 1998. The net charges for 1999 represent: the goodwill write-down of $1,126 million, or $6.76 per share; restructuring and other nonrecurring charges of $196 million ($125.6 million after-tax), or 75 cents per share; and the sale of a financing subsidiary for a gain of $31.6 million ($21.2 million after tax), or 13 cents per share.

We derived approximately 24% of our 1999 and 26% of our 1998 operating company contribution from international markets, principally Australia, the United Kingdom, and Canada. Fluctuations in the exchange rates of foreign currencies represent a principal exposure that may affect results in future periods. Fluctuations in average foreign exchange rates did not materially impact 1999 operating company contribution. We cannot accurately predict fluctuations in foreign exchange rates. A 10% change in average exchange rates for the foreign currencies from 1999 average rates would result in a change in 1999 operating company contribution of approximately $20 million, or about 2 1/2%.

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

ENVIRONMENTAL MATTERS Along with other responsible parties, our subsidiaries face claims relating to the protection of the environment. As of February 1, 2000 various of our subsidiaries had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 46 sites. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS In June 1999, FAS Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FAS Statement No. 133," was issued, deferring the effective date of FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," from January 1, 2000 to January 1, 2001. FAS Statement No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. We are in the process of evaluating the effect of adoption on future results and the disclosure requirements under this standard.

YEAR 2000 READINESS DISCLOSURE The "Year 2000," or "Y2K," problem existed because many computer programs and computerized devices used only the last two digits to refer to a year. Uncorrected, these programs and devices might not properly have recognized a year that begins with "20" instead of "19." We resolved our critical Year 2000 issues on a timely basis. We have not identified any continuing material Y2K compliance issues, including those related to third parties. The total costs (including costs of existing internal resources) expended through December 31, 1999, were approximately $25 million, which were provided by internally generated sources.

CONVERSION TO THE EURO Certain of our subsidiaries are engaged in business in some of the countries that participate in the European monetary union. The previous national currencies of these countries will still be accepted as legal tender until at least January 1, 2002. We do not expect the conversion to the Euro to have a material effect on our results of operations, cash flows or financial condition.

COST INITIATIVES We continuously evaluate the productivity of our product lines and existing asset base and actively seek to identify opportunities to improve our cost structure. Future opportunities may involve, among other things, the reorganization of operations or the relocation of manufacturing or assembly to locations generally having lower costs. Implementing any significant identified cost reduction and efficiency opportunities could result in charges.

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

During 1997, we recorded an aggregate of $298.2 million of pre-tax restructuring and other nonrecurring charges. (See Note 14.) During 1998, the following activities were in the process of being finalized: the completion of the Nogales, Mexico, operation related to Office products' Swingline stapling production and a significant portion of Home products' Master Lock assembly operations, and the resultant reduction of workforces (approximately 500 positions) in the home and office products segments. These remaining restructuring activities were completed during 1999. We expect these actions to produce annualized savings exceeding $50 million.

Interest and related expenses decreased $14 million, or 12%. This decrease reflects lower average borrowings principally because of the use of a portion of the proceeds paid to us by Gallaher Group Plc in 1997 in connection with its spin-off from the Company. (See Note 3.)

Lower pre-tax income in 1997 due to restructuring and other nonrecurring charges distorted the effective income tax rate comparisons for 1998 and 1997. Excluding these charges, the effective income tax rates were 42.6% and 44.6%, respectively. We had a lower effective tax rate in 1998 principally because of foreign and state tax initiatives and nondeductible goodwill had a smaller impact on higher pre-tax income.

Income from continuing operations of $293.6 million, or $1.70 per basic share ($1.67 diluted), for 1998 compared with $41.5 million, or 24 cents per basic share (23 cents diluted), for 1997. The significant increase occurred principally because in 1997 we recorded $201 million, or $1.17 per basic share ($1.16 diluted), in net restructuring and other nonrecurring charges. Excluding these charges, income from continuing operations increased $51.1 million, or 21%.

Income from discontinued operations for 1997 represented Gallaher's net income before the spin-off. It was $65.1 million, or 38 cents per share. (See Note 3.)

In 1998, we incurred extraordinary item charges of $30.5 million ($46.9 million pre-tax), or 18 cents per share, and in 1997 the charges were $8.1 million ($12.4 million pre-tax), or five cents per share. In both years, the charges related to purchasing or redeeming debt. (See Note 16.)

Net income of $263.1 million, or $1.52 per basic share ($1.49 diluted), compared with $98.5 million, or 57 cents per basic share (56 cents diluted), for 1997.

Pro forma financial information is discussed because of the significant changes to our businesses that occurred in 1997. Pro forma results reflect the exclusion of the 1997 restructuring and other nonrecurring charges, the inclusion of a net cash payment that approximated $1.25 billion after taxes, that Gallaher paid to us in connection with its spin-off and the assumption that as of January 1, 1997 we used those proceeds to purchase 2.5 million common shares and repay debt.

Income from continuing operations of $293.6 million, and basic and diluted earnings per share of $1.70 and $1.67, respectively, for 1998 compared with pro forma income from continuing operations of $257.8 million, and pro forma basic and diluted earnings per share of $1.51 and $1.48, respectively, in 1997. This pro forma information is provided for informational purposes only. We cannot state for certain that these results of operations actually would have been obtained if transactions had occurred on January 1, 1997.

Results of OPERATIONS
Fortune Brands, Inc. and Subsidiaries

HOME PRODUCTS
1999 COMPARED TO 1998 Net sales increased $298.2 million, or 18%. The increase was primarily attributable to the acquisition of Schrock cabinets in June 1998 and to overall volume and price increases. The overall volume increases reflect higher volume in existing products, line extensions and new products.

Operating company contribution increased $47.7 million, or 19%. The operating company contribution increase resulted from higher sales and improved gross margin, partly offset by increased operating expenses. The gross margin improvement reflects the benefits of higher volume, productivity improvements and higher selling prices. The increased operating expenses were attributable to higher volume-related selling expenses and higher advertising expenses (principally at Moen) as well as increased general and administrative expenses.

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

Operating company contribution increased $29.6 million, up 13%. The increase principally reflects higher sales, and was partially offset by a lower gross margin (principally lower margins at acquired companies) and increased operating expenses. Moen's higher volume-related selling programs, advertising and Y2K spending were the principal reasons for the increased operating expenses.

OFFICE PRODUCTS
1999 COMPARED TO 1998 Net sales decreased $20.5 million, or 1%. The decline resulted from softness in the U.S. and U.K. markets for traditional office supplies, inventory reduction programs by major customers as well as weak volumes primarily in the direct mail channel for time management products. In addition, sales decreased due to lower prices (including higher rebates and allowances) and lower average foreign exchange rates. The decrease in net sales was partly offset by the benefits of an acquisition and introduction of new products, particularly technology products at Kensington.

Operating company contribution decreased $45.5 million, or 34%. The decrease reflects the lower sales and lower gross margin, partly offset by lower operating expenses. The gross margin decreased due to lower prices and additional costs related to current integration and relocation of operations in North America and Europe. The decrease in operating expenses resulted from lower freight costs (favorable comparison to 1998 costs incurred to maintain customer service levels during restructuring activities) and decreased general and administrative costs, partly offset by higher customer program costs and higher information technology related expenses.

The office products business is increasingly concentrated in a small number of major customers, principally office products superstores, wholesalers and contract stationers. The continuing consolidation of both competitors and customers is causing increased pricing pressures that have negatively affected results. The reduction in net prices was compounded by the decision of several customers to reduce inventory levels. These conditions continued throughout 1999 and continue to present challenges for our office products group and its competitors. We believe our office products business will return to solid contribution growth in 2000, and we continue to position the business for long-term growth through the transition to low-cost manufacturing and an emphasis on faster-growing and higher-return product categories.

1998 COMPARED TO 1997 Net sales increased $93.5 million, up 7%. The increase was primarily attributable to acquisitions made in both years as well as an overall volume increase. The sales increase was tempered by lower prices and the absence of two nonstrategic businesses sold in 1997. The overall volume increase reflects the introduction of new products, partially offset by volume declines in some existing products. Excluding acquisitions and divestitures, net sales were down slightly because increases in North America and Continental Europe were more than offset by declines in Australia (largely due to lower average foreign exchange rates).

Operating company contribution increased $5.9 million, up 5%. This increase reflects the sales increase and an improvement in gross margin, partially offset by higher operating expenses. The gross margin increase principally reflects stabilized raw material costs and other cost reductions, mostly offset by lower gross margins at acquired companies. The increased operating expenses reflect higher volume-related freight and distribution costs, higher customer service costs incurred to maintain customer service levels while undergoing restructuring programs, higher customer program costs, advertising and Y2K expenses. Operating company contribution benefited from the acquisitions and was hurt by lower average foreign exchange rates.

GOLF PRODUCTS
1999 COMPARED TO 1998 Net sales increased slightly, up $2.4 million, on sales gains in Titleist golf clubs, Titleist and Pinnacle golf balls and FootJoy shoes and gloves, reflecting volume increases principally on benefits from new products and line extensions. The increase was partly offset by a sales decline for Cobra golf clubs reflecting discounting on older models and continued softness in the golf club market.

Operating company contribution increased $4.1 million, or 3%, on the higher sales and improved gross margin (manufacturing efficiencies resulting from increased automation). The increase was partly offset by higher operating expenses reflecting increased advertising expenses, partly offset by savings associated with 1998 and 1999 staff reductions at Cobra.

In 1999, the golf club market was adversely affected by lower customer demand, leading to volume declines and price discounting. Overall retail sales of golf clubs fell an estimated 3% to 6%. The Cobra brand was adversely affected by the market's overall weakness, resulting in declines in sales and profits. Titleist clubs, on the strength of increased customer demand for the DCI series irons and 975D drivers, posted volume, sales and profit growth. Conditions in the club market remain very competitive, with major competitors introducing new products and consumers becoming more price conscious.

The United States Golf Association (USGA) establishes standards for golf equipment used in competitive play in the United States. On November 2, 1998, the USGA announced the immediate implementation of a new rule with respect to the performance of golf clubs. All of our group's golf products currently marketed conform to this new rule. In the long term, this new rule could hamper innovation and make it more difficult to use technological advances to produce USGA conforming products. However, it is not possible to determine whether in the long term this new rule will have a material effect on the golf club industry and our golf products segment.

The USGA has announced its intention to propose new rules addressing the initial velocity and overall distance standards for golf balls. Until more details regarding such potential rule changes become available, we cannot determine whether they would have a material effect on our group's golf ball business and/or the golf ball industry. However, the new rules being considered could incorporate rules that would create a two-tiered set of standards for golf balls, one for tour professionals and one for consumers, and that would shorten the overall distance that golf balls are allowed to travel. The adoption of either change could materially impact our golf business.

In February 2000, Callaway introduced a line of golf balls. Taylor Made and Nike introduced golf balls into their product offerings in 1999. Each of these companies has significant brand awareness in the golf market. It is not possible to predict what effect these new entries will have on our business.

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

The golf club market was adversely affected in 1998 by lower consumer demand, leading to increased inventory and price discounting. These changes led to an estimated revenue decline in the U.S. market in the range of 10-15%. Both the Titleist and Cobra brands were affected by the overall weakness in the market for irons, though both achieved volume gains in metal woods. Titleist golf club net sales were up on a favorable product mix and firm pricing. For Cobra, sales results were more in line with the overall market trend and profits declined significantly, particularly in the second half of the year.

Results of OPERATIONS
Fortune Brands, Inc. and Subsidiaries

SPIRITS AND WINE
1999 COMPARED TO 1998 Net sales increased slightly on the benefit of the August 1998 Geyser Peak wine acquisition, and overall volume increases and higher prices that offset the effect on reported sales of the Maxxium joint venture (as discussed below) and lower average foreign exchange rates. Product is now sold to Maxxium net of excise taxes in certain markets and at a lower price since the related distribution costs are now incurred by Maxxium. The overall volume increases reflect line extensions in the U.S. (principally DeKuyper cordial line) and new products, partly offset by lower volumes on existing brands resulting from lower shipments of Scotch products in Europe and lower-margin U.S. brands. Shipments of Jim Beam bourbon and DeKuyper cordials increased.

Operating company contribution increased $24.7 million, or 9%. The increase resulted from the higher sales, improved gross margin (principally reflecting favorable product mix and price increases) and the full year benefit of the Geyser Peak wine acquisition, partly offset by higher operating expenses, net of a reduction in distribution expenses that are now incurred by the Maxxium joint venture. The higher operating expenses were caused by increased volume-related selling expenses. Operating results improved in the United States, but Scotch unit volumes in Europe declined.

The merger of Grand Metropolitan PLC and Guinness PLC to create Diageo PLC in late 1997 may reflect a trend towards consolidation in the highly competitive global spirits business. The creation of Diageo PLC and the breadth of its portfolio, as well as continued consolidation of the supplier, distributor and retailer tiers, may present pricing and service challenges for our subsidiaries and their competitors. It may also present opportunities, particularly for the most efficient manufacturers.

In August 1999, the spirits and wine business formed an international sales and distribution joint venture, named Maxxium International B.V., with Remy-Cointreau and Highland Distillers, to distribute and sell premium wines and spirits in key markets outside the United States. The Company agreed to contribute assets related to its international distribution network and periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. The Company's investments in Maxxium are recorded at its book value of assets contributed plus cash invested. As a result of the Maxxium joint venture, distribution costs also decreased.

Beverage alcohol sales are particularly sensitive to higher excise tax rates. Although no excise tax increases are presently pending in the two largest markets, the U.S. and the U.K., the possibility of future increases cannot be ruled out. In addition, previously there have been proposals to ban U.S. broadcast television advertising of spirits. Although no legislation is pending or has been enacted, most broadcast TV networks and local affiliated stations in the U.S. currently decline to accept distilled spirits advertising. Our operating subsidiaries outside the U.S. have conducted broadcast television and other electronic advertising in certain markets where permitted. It is impossible to predict whether any future excise tax increases or restrictions on advertising will occur, and whether they may have an adverse effect on unit sales and industry trends if they occur.

For many years through 1995, consumption of distilled spirits declined in many countries, including our major market, the U.S. However, since 1996, consumption in the U.S. has been steady or has increased slightly, indicating that the historic decline may be reversing. From 1996 through 1999, cases of our spirits products sold by distributors to retailers declined, although the rate of decline slowed in 1998 and 1999. The number of cases sold may be affected by our historic concentration on mid-to-low priced products that may not be fully benefiting from the factors influencing the recent industry trends. The number of cases sold may also be affected by price increases we have taken in recent years to increase profits as compared to unit sales.

1998 COMPARED TO 1997 Net sales increased $21.2 million, up 2%. Price and overall volume increases and the benefit of the Geyser Peak wine business (acquired August 1998) were the primary drivers of this growth. The increase was partially offset by lower average foreign exchange rates and the unfavorable comparison to a one-time domestic bulk sale in 1997. The overall volume increase principally reflects higher case shipments in the U.S. (benefits from reduced trade inventories in late 1997), Australia and Canada, line extensions and new products. Volume in Europe was lower.

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

Quarterly FINANCIAL DATA (unaudited)
Fortune Brands, Inc. and Subsidiaries


(In millions, except per share amounts)
1999                                        1st          2nd          3rd         4th
-------------------------------------------------------------------------------------
Net sales                              $1,292.3     $1,420.7     $1,339.3    $1,472.4
Gross profit                              517.9        560.5        545.4       626.0
Operating company contribution            170.8        218.9        194.4       245.2
Net income (loss)/(a)/                     56.1     (1,096.1)        48.2       101.2

Earnings per common share/(b)
  Basic
    Net income (loss)/(a)/                 $.33       $(6.56)        $.29        $.62
-------------------------------------------------------------------------------------
  Diluted
    Net income (loss)/(a)/                 $.32       $(6.56)        $.28        $.61
=====================================================================================

1998                                        1st          2nd          3rd         4th
-------------------------------------------------------------------------------------
Net sales                              $1,203.5     $1,326.2     $1,300.3    $1,410.9
Gross profit                              497.7        545.8        511.8       574.0
Operating company contribution            168.1        209.2        183.5       237.5

Income from continuing operations         $53.0        $87.9        $56.8       $95.9
Extraordinary items                        (8.4)       (22.1)          --          --
-------------------------------------------------------------------------------------
Net income                                $44.6        $65.8        $56.8       $95.9
-------------------------------------------------------------------------------------
Earnings per common share/(b)/
  Basic
    Continuing operations                   $.31         $.50        $.33        $.56
    Extraordinary items                     (.05)        (.13)         --          --
-------------------------------------------------------------------------------------
    Net income                              $.26         $.37        $.33        $.56
-------------------------------------------------------------------------------------
  Diluted
    Continuing operations                   $.30         $.50        $.32        $.55
    Extraordinary items                     (.05)        (.13)         --          --
-------------------------------------------------------------------------------------
    Net income                              $.25         $.37        $.32        $.55
=====================================================================================

/(a)/In 1999, net income (loss) and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $69.9 million ($108.8 million pre-tax), or 42 cents, in the second quarter, (See Note 14) and a write-down of goodwill of $1,126 million, or $6.76, in the second quarter due to a change in accounting principle (See Note 1); restructuring and other nonrecurring charges of $23.4 million ($37.5 million pre-tax), or 14 cents, in the third quarter; and restructuring and other nonrecurring charges of $32.3 million ($49.7 million pre-tax), or 19 cents, and a gain of $21.2 million ($31.6 million pre-tax), or 13 cents, from the sale of a financing subsidiary in the fourth quarter.
/(b)/The sum of the quarterly earnings per common share will not necessarily equal the amount shown for the year since the computations are performed independently and assumed conversion of preferred stock and exercise of stock options is not considered in loss periods due to it being antidilutive.

Financial CONDITION
Fortune Brands, Inc. and Subsidiaries

NET CASH PROVIDED FROM CONTINUING OPERATING
ACTIVITIES Net cash provided from continuing operating activities in 1999 was $488.4 million. This compared with $404.2 million in 1998. The principal reasons for the increase were: reductions in inventory levels, particularly in Golf and Office products, as a result of concerted efforts in inventory management; and higher operating company contribution.

NET CASH USED BY INVESTING ACTIVITIES Net cash used by investing activities in 1999 was $349.2 million. This compared with $502.8 million in 1998.

Capital expenditures. We focus our capital spending on becoming the lowest cost producers of the highest quality products. Capital expenditures in 1999 were $240.5 million as compared with $251.9 million in 1998. This includes $36.4 million in 1999 and $64.7 million in 1998 related to restructuring activities (principally land and buildings related to relocation of certain operations to Mexico). See Note 15 for capital expenditures. We estimate the 2000 capital expenditures to be $240 million. We expect to generate these funds internally.

Acquisitions and Joint Venture. In 1999, we acquired NHB Group, Ltd and Boone International, Inc. and entered into the Maxxium joint venture for a total of $132.3 million, net of cash acquired. In 1998, we acquired Apollo Presentation Products, Schrock Cabinet Company and Geyser Peak Winery for a total of $271.8 million, net of cash acquired. In 1997, we acquired five companies for $84.6 million, net of cash acquired. (See Note 2.)

Dispositions. In 1998, Master Lock Company disposed of its door hardware business for $17 million. In 1997, we disposed of two nonstrategic businesses for a total of $48 million.

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES
Net cash used by financing activities in 1999 was $107.3 million. This compared with net cash provided of $90.2 million in 1998. The decrease principally reflects purchases of our common stock, which amounted to $397.7 million during 1999, as compared with $112 million during 1998.

CASH PROVIDED BY DISCONTINUED OPERATIONS To allocate the overall debt burden of the Company at the time of the Gallaher spin-off in 1997, Gallaher borrowed and paid to us approximately $1.25 billion, after taxes. We used a portion of the proceeds to pay down debt.

DIVIDENDS
We paid common dividends in 1999 of $.89 per share. Dividends paid to common stockholders in 1999 increased to $148.7 million from $146.5 million. On December 1, 1999, we increased the common stock quarterly dividend by 5% to $.23 per share, or an indicated annual rate of $.92 per share.

FINANCIAL POSITION
At December 31, 1999, total debt increased $358.4 million to $1.8 billion. Short-term debt increased $135.3 million and long-term debt increased $223.1 million. Our total debt to total capital ratio increased to 40.3% at December 31, 1999 from 26.6% at December 31, 1998. The increase was primarily a result of the write-down of goodwill.

During 1999, we issued $200 million of 7 1/8% Notes, Due 2004.

In 1998, we purchased or redeemed $175.1 million principal amount of our debt. (See Note 16.)

At December 31, 1999, $1 billion of debt securities were available for public sale under our shelf registration with the Securities and Exchange Commission.

At year end 1999, we had $1.5 billion of long-term credit facilities, substantially all of which remained unused. These facilities are available for general corporate purposes, including acquisitions. They also support our short-term borrowings in the commercial paper market.

We believe that our internally generated funds, together with access to global credit markets, are adequate to meet our capital needs.

Working capital decreased to $309.9 million in 1999 from $420.7 million in 1998. Increases in short-term debt (reflecting purchases of common stock and acquisitions in 1999, partly offset by the benefit of a long-term financing) and restructuring related liabilities were the principal reasons for the decrease. We believe that our 1999 working capital level was adequate to support continued growth.

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

In conjunction with a long-term financing arrangement, we entered into derivative contracts in the fourth quarter which were required to be marked to market. These contracts had fair market values which were principally offsetting and were no longer outstanding as of December 31, 1999.

FOREIGN EXCHANGE CONTRACTS We enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies. These contracts limit the risk that would otherwise result from changes in exchange rates. We primarily hedge short-term intercompany loans, intercompany purchases and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. We reflect any gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions on our income statement.

At December 31, 1999, we had outstanding forward foreign exchange contracts to purchase $38 million and sell $129 million of various currencies (principally pound sterling) with a weighted average maturity of 64 days. At December 31, 1998, we had outstanding forward foreign exchange contracts to purchase $35 million and sell $201 million of various currencies (principally pound sterling) with a weighted average maturity of 110 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1999 and 1998, the fair value of all outstanding contracts and the contract amounts were essentially the same. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $9 million and $17 million, respectively. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would offset the changes in the underlying value of the transactions being hedged.

INTEREST RATES We may, from time to time, enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. We record the payments or receipts on the agreements as adjustments to interest expense. At December 31, 1999, we did not have any outstanding interest rate swap agreements. At December 31, 1998, we had outstanding interest rate swap agreements denominated in dollars, maturing at various dates in 1999, with an aggregate notional principal amount of $200 million. Under those agreements, we received a floating rate based on thirty day commercial paper rates and paid a fixed interest rate. Those swaps effectively converted our interest rate on $200 million of debt from a variable rate into a fixed rate.

The fair value of interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1998, we would have paid $4.2 million to terminate the agreements. If the thirty day commercial paper rates decreased 1%, it would have increased the amount paid by approximately $1 million at December 31, 1998. We based the fair value on dealer quotes, considering current interest rates.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt (including current portion) at December 31, 1999 and 1998 was $1,171.1 million and $1,252.3 million, respectively. If the prevailing interest rates at December 31, 1999 and 1998 increased by 1%, the fair value of our total long-term debt would decrease by approximately $64 million and $76 million, respectively. We based fair values on quoted market prices, where available, and on investment bankers' quotes using current interest rates, considering credit ratings and the remaining terms to maturity.

See Notes 1 and 13 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

Financial CONDITION
Fortune Brands, Inc. and Subsidiaries

STOCKHOLDERS' EQUITY
Stockholders' equity at year end 1999 decreased $1.4 billion to $2.7 billion. This decrease principally reflects the write-down of goodwill and purchases of common shares.

We purchased, through open market purchases and pursuant to a systematic share purchase program, 11 million and 3.4 million shares of common stock during 1999 and 1998, respectively. The systematic share purchase program was terminated in January 2000.

QUARTERLY COMMON STOCK  DIVIDEND PAYMENTS
                                                      1999               1998
--------------------------------------------------------------------------------
Payment date                                     Per share          Per share
--------------------------------------------------------------------------------
March 1                                               $.22               $.21
June 1                                                 .22                .21
September 1                                            .22                .21
December 1                                             .23                .22
--------------------------------------------------------------------------------
                                                      $.89               $.85
================================================================================

CAUTIONARY STATEMENT
This annual report contains statements relating to future results. They are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution readers that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:

 . changes in general economic conditions, . foreign exchange rate fluctuations,
 . competitive product and pricing pressures, . trade consolidations,
 . the impact of excise tax increases with respect to distilled spirits, . regulatory developments,
 . the uncertainties of litigation,
 . changes in golf equipment regulatory standards, . the impact of weather, particularly on the home products and golf brand groups,
 . expenses and disruptions related to shifts in manufacturing to different locations and sources,
 . delays in the integration of acquisitions and joint ventures, as well as . other risks and uncertainties detailed from time to time in the Company's
  Securities and Exchange Commission filings.

QUARTERLY COMPOSITE COMMON STOCK PRICES


                                 1999                              1998
--------------------------------------------------------------------------------
                          High             Low              High             Low
--------------------------------------------------------------------------------
First                   39              29 3/8          41 13/16         35
Second                  45 7/8          38 1/16         42 1/4           35 9/16
Third                   43              32 1/4          39 15/16         25 1/4
Fourth                  36 3/8          30 13/16        36 5/16          26 3/8
================================================================================
The common stock is listed on the New York Stock Exchange, which is the principal market for this security.
The high and low prices are as reported in the consolidated transaction reporting system.

Notes to CONSOLIDATED FINANCIAL STATEMENTS

Fortune Brands, Inc. and Subsidiaries

1. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The consolidated financial statements are prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting periods. Actual results for future periods could differ from those estimates.

Certain reclassifications have been made in the prior years financial statements to conform with the current year presentation.

CASH AND CASH EQUIVALENTS Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

INVENTORIES Inventories are priced at the lower of cost (principally average, first-in, first-out and minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although part of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

INTANGIBLES Goodwill is amortized on a straight line basis over its estimated useful life, principally over a forty year period, except for certain amounts related to businesses acquired prior to 1971, which are not being amortized because they have been determined to have continuing value over an indefinite period.

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital. Estimated cash flows are then determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangible) and goodwill over the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to April 1, 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows.

Included in intangible assets, at December 31, 1999 and 1998, were $880.1 million and $909.4 million, respectively, of identifiable intangibles, net of cumulative amortization, comprised primarily of brands and trademarks which are being amortized over their useful life of up to 40 years.

Change in accounting for goodwill Effective April 1, 1999, the Company elected
---------------------------------
to change its method for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows. The Company determined that using a discounted cash flow methodology is a preferable policy. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital. Management believes that fair value (i.e., discounted cash flow) is preferable because it is consistent with the basis used for investment decisions (acquisitions and capital projects) and takes into account the specific and detailed operating plans and strategies of each business. This change represents a change in accounting principle which is indistinguishable from a change in estimate, and accordingly, the effect of the change was recorded in the second quarter of 1999.

This change resulted in a non-cash write-down of goodwill of $1,126 million ($6.76 per share) in the second quarter of 1999. The write-downs by business segment were: golf products - $517.7 million; spirits and wine - $502.7 million; and office products - $105.6 million.

ADVERTISING COSTS Advertising costs, which amounted to $365.6 million, $318.6 million and $303 million in 1999, 1998 and 1997, respectively, are principally charged to expense as incurred.

The Company capitalizes certain direct-response advertising costs. Such costs are generally amortized in proportion to when revenues are recognized. The amounts of direct response advertising capitalized in 1999 and 1998 were $24.3 and $28 million respectively. Amortization of $26.8 million, $27.4 million and $23.8 million was recorded in the years ended December 31, 1999, 1998 and 1997, respectively and is included in the above amounts.

RESEARCH AND DEVELOPMENT Research and development expenses, which amounted to $55.6 million, $54 million and $46.6 million in 1999, 1998 and 1997, respectively, are charged to expense as incurred.

INCOME TAXES Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $168.4 million at December 31, 1999, as such earnings are expected to be permanently reinvested in these companies.

FOREIGN CURRENCY TRANSLATION Foreign currency balance sheet accounts are translated into U.S. dollars at the rates of exchange at the balance sheet date. Income and expenses are translated at the average rates of exchange in effect during the year. The related translation adjustments are made directly to a separate component of the "Accumulated other comprehensive income (loss)" caption in stockholders' equity.

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

In conjunction with a long-term financing arrangement, the Company entered into derivative contracts in the fourth quarter that were required to be marked to market. These contracts had fair market values that were principally offsetting and were no longer outstanding as of December 31, 1999.

Gains and losses on forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies and the offsetting losses and gains on hedged transactions are recorded in the "Other (income) expenses, net" caption in the income statement.

Gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in the "Accumulated other comprehensive income (loss)" caption in stockholders' equity.

Payments or receipts on interest rate swap agreements are recorded in the "Interest and related expenses" caption in the income statement.

RECENTLY ISSUED ACCOUNTING STANDARDS In June 1999, FAS Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FAS Statement No. 133," was issued, deferring the effective date of FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," from January 1, 2000 to January 1, 2001. FAS Statement No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The Company is in the process of evaluating the effect of adoption on future results and the disclosure requirements under this standard.

2. ACQUISITIONS, DISPOSALS AND JOINT VENTURE
In October 1999, the home products business acquired NHB Group Ltd., a Canadian-based manufacturer of ready-to-assemble kitchen and bath cabinetry and the office products business acquired Boone International Inc., a U.S.-based manufacturer of dry-erase boards and markers, bulletin boards, easels and other presentation products. The aggregate cost of these acquisitions was $103.6 million, including fees and expenses. The cost exceeded the estimated fair value of net assets acquired by $78 million.

During 1998, acquisitions were made in the home products, office products and spirits and wine segments for an aggregate cost of $271.8 million, including fees and expenses. In connection with these acquisitions, liabilities amounting to $51 million were included at the dates of acquisition. The cost exceeded the fair value of net assets acquired by $193.7 million.

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

In December 1999, the Company recognized a gain of $31.6 million, $21.2 million after tax, on the sale of a financing subsidiary. This amount is included in the "Other (income) expenses, net" caption in the income statement.

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries

In August 1999, the spirits and wine business formed an international sales and distribution joint venture, named Maxxium International B.V., with Remy-Cointreau and Highland Distillers, to distribute and sell spirits in key markets outside the United States. The Company agreed to contribute assets related to its international distribution network and periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. During 1999, the Company made a cash investment of approximately $30 million. The Company's investments in Maxxium were recorded at its book value of assets contributed plus cash invested.

3. DISCONTINUED OPERATIONS
On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off and the Company's name was changed from American Brands, Inc. to Fortune Brands, Inc. As a result, the Company's stockholders owned shares in two publicly-traded companies - Fortune Brands, Inc. and Gallaher.

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

The consolidated financial statements were reclassified to identify Gallaher's international tobacco operations as discontinued operations for all periods. Summarized data for the discontinued operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

RESULTS OF OPERATIONS
(In millions, except per share amounts)                                  1997(a)
--------------------------------------------------------------------------------
Net sales                                                            $2,575.0
--------------------------------------------------------------------------------
Income before taxes                                                    $186.4
Spin-off expenses                                                       (67.1)
Income taxes                                                            (54.2)
--------------------------------------------------------------------------------
Income from discontinued operations                                     $65.1
================================================================================
Earnings per common share
  Basic                                                                  $.38
================================================================================
  Diluted                                                                $.38
================================================================================
(a)Results through May 30, 1997.

4. SHORT-TERM BORROWINGS AND CREDIT FACILITIES
At December 31, 1999 and 1998, there were $637.3 million and $321.4 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.2% and 5.3%, respectively.

At December 31, 1999 and 1998, there were $12.4 million and $40.8 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $21.8 million and $56 million, respectively, for general corporate purposes, including acquisitions.

In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital of up to $65.7 million of which $16.4 million was outstanding at year end.

See Note 13 for a description of the Company's use of financial instruments.

5. LONG-TERM DEBT
The components of long-term debt are as follows:

(In millions)                                                   1999       1998
--------------------------------------------------------------------------------
Notes payable/(a)/                                          $  200.0   $  200.0
Revolving credit notes/(a)/                                     42.7       16.6
Other notes/(b)/                                                11.0       11.0
6 1/4% Notes, Due 2008                                         200.0      200.0
6 5/8% Debentures, Due 2028                                    200.0      200.0
8 1/2% Notes, Due 2003/(c)/                                    106.9      106.9
8 5/8% Debentures, Due 2021/(c)/                                90.9       90.9
7 7/8% Debentures, Due 2023                                    150.0      150.0
7 1/2% Notes, Due 1999/(c)/                                       --      118.6
9% Notes, Due 1999/(c)/                                           --       62.8
7 1/8% Notes, Due 2004                                         200.0         --
Miscellaneous                                                    6.0        8.2
--------------------------------------------------------------------------------
                                                             1,207.5    1,165.0
Less current portion                                             2.7      183.3
--------------------------------------------------------------------------------
                                                            $1,204.8   $  981.7
================================================================================
/(a)/The Company maintains revolving credit agreements expiring in 2002 with various banks, which provide for unsecured borrowings of up to $1.5 billion. The interest rate is set at the time of each borrowing. A commitment fee of .10% per annum is paid on the unused portion. The fee is subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company has the ability and intent to refinance $200 million of short-term notes payable; accordingly, short-term notes payable in this amount have been classified as long-term debt at December 31, 1999.
/(b)/The Other notes mature in 2001, with a weighted average coupon of 8.8%. /(c)/See Note 16.

Estimated payments for maturing debt during the next five years are as follows:
2000, $2.7 million; 2001, $14.2 million; 2002, $241.8 million; 2003, $107.7 million; and 2004, $200.2 million.

6. $2.67 CONVERTIBLE PREFERRED STOCK -
REDEEMABLE AT COMPANY'S OPTION
Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 1999, 1998 and 1997 were 323,325 shares, 344,831 shares and 369,939 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the common shares), preference in liquidation over holders of common stock of $30.50 per share plus accrued dividends and convert each share of such stock into 6.205 shares of common stock. Authorized but unissued common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. Shares converted were 21,506 shares, 25,108 shares and 52,793 shares during 1999, 1998 and 1997, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

A cash dividend of $2.67 per share in the aggregate amounts of $0.9 million, $0.9 million and $1.1 million was paid in each of the years ended December 31, 1999, 1998 and 1997, respectively.

7. CAPITAL STOCK
The Company has 750 million authorized shares of common stock and 60 million authorized shares of preferred stock.

There were 163,243,041 and 170,884,270 common shares outstanding at December 31, 1999 and 1998, respectively.

The cash dividends paid on the common stock for the years ended December 31, 1999, 1998 and 1997 aggregated $148.7 million, $146.5 million and $242.3 million, respectively.

Treasury shares purchased and received as consideration for stock options exercised amounted to 11,181,299 shares in 1999, 3,444,180 shares in 1998 and 2,507,737 shares in 1997. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 3,540,070 shares in 1999, 2,472,461 shares in 1998 and 3,521,779 shares in 1997. In connection with a 1997 acquisition, 276,162 shares were issued. At December 31, 1999 and 1998 there were 66,326,983 and 58,685,754 common treasury shares, respectively.

8. PREFERRED SHARE PURCHASE RIGHTS
Each outstanding share of common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of, or a tender offer for, 15% or more of the common stock. If exercisable, each Right is exercisable for 1/100th of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. Also, upon an acquisition of 15% or more of the common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than Rights held by the 15% acquiror, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 15% or more of the common stock at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. The Rights expire on December 24, 2007.

All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 1999, outstanding Rights would have been exercisable as described above in the aggregate for 1,632,430 of such shares.

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries

9. STOCK PLANS
The 1999 Long-Term Incentive Plan authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 2004 for up to 12 million shares of common stock, but no more than 2 million shares may be granted to any one individual. Stock options and stock appreciation rights may no longer be granted under the Company's 1986 Stock Option Plan, and stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards may no longer be granted under the Company's 1990 Long-Term Incentive Plan, as amended. Outstanding awards under these plans may continue to be exercised or paid pursuant to their terms.

Stock options under the Plans have exercise prices equal to fair market values at dates of grant. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Options granted since November 1998 generally vest one-third each year over a three year period after the date of grant. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the common stock at the time of exercise of such right.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the fixed stock options granted in 1999, 1998 and 1997 been determined consistent with FAS No. 123, pro forma net income (loss) and earnings per common share would have been as follows:

(In millions, except per share amounts)        1999      1998    1997    1997/(a)/
---------------------------------------------------------------------------------
Net income (loss)                           $(897.6)   $252.9   $78.7   $90.6
=================================================================================
Earnings per common share Basic              $(5.39)    $1.46    $.45    $.52
=================================================================================
Diluted                                      $(5.39)    $1.43    $.45    $.52
=================================================================================

/(a)/Excludes incremental fair value, as calculated under the Black-Scholes option-pricing model, related to the adjustment of options in the Gallaher spin-off.

These pro forma amounts are not necessarily indicative of future amounts.

Changes during the three years ended December 31, 1999 in shares under options were as follows:

                                                              Weighted-Average
                                                Options         Exercise Price
--------------------------------------------------------------------------------
Outstanding at January 1, 1997                 9,781,150                $40.64
Granted                                           99,100                 52.75
Exercised                                     (2,267,110)                37.04
Lapsed                                           (43,000)                48.66
Cancelled                                       (297,400)                46.65
--------------------------------------------------------------------------------
Outstanding at May 30, 1997                    7,272,740                 41.63
     Gallaher Spin-off Adjustment/(a)/         4,427,250                   --
--------------------------------------------------------------------------------
Outstanding at May 30, 1997 after
     Gallaher spin-off                        11,699,990                 25.88
  Granted                                      1,786,000                 35.63
  Exercised                                   (1,325,538)                23.38
  Lapsed                                         (56,653)                30.26
--------------------------------------------------------------------------------
Outstanding at December 31, 1997              12,103,799                 27.57
  Granted                                      2,612,300                 35.01
  Exercised                                   (2,230,843)                25.58
  Lapsed                                         (69,930)                34.55
--------------------------------------------------------------------------------
Outstanding at December 31, 1998              12,415,326                 29.45
  Granted                                      2,225,401                 34.23
  Exercised                                   (3,284,072)                26.10
  Lapsed                                        (198,311)                34.21
--------------------------------------------------------------------------------
Outstanding at December 31, 1999              11,158,344                $31.30
================================================================================
/(a)/On May 30, 1997, in connection with the Gallaher spin-off, the Company adjusted the number of shares under options and the option exercise prices to preserve, as closely as possible, the economic value of the options that existed at the time of the spin-off.

  Options exercisable at the end of each of the three years ended December 31, 1999 were as follows:

                                                    Options     Weighted-Average
                                                Exercisable      Exercise Price
--------------------------------------------------------------------------------
December 31, 1999                                 7,641,037              $29.84
December 31, 1998                                 9,732,526              $27.92
December 31, 1997                                10,166,612              $26.07

The weighted-average fair values of options granted during 1999, 1998 and 1997 were $8.80, $6.70 and $7.66, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997:

                                               1999          1998          1997
--------------------------------------------------------------------------------
Expected dividend yield                        2.7%          2.7%          2.6%
Expected volatility                           28.0%         21.0%         20.9%
Risk-free interest rate                        6.0%          4.8%          5.8%
Expected term                             4.5 Years     4.5 Years     4.5 Years


Options outstanding at December 31, 1999 were as follows:

                                        Weighted-Average
        Range Of           Number              Remaining     Weighted-Average
 Exercise Prices      Outstanding       Contractual Life       Exercise Price
--------------------------------------------------------------------------------
$20.98 to $26.26       2,454,489                    5.0                $23.79
 27.58 to  33.41       2,517,858                    5.3                 29.80
 34.19 to  39.88       6,185,997                    9.0                 34.88
--------------------------------------------------------------------------------
$20.98 to $39.88      11,158,344                    7.3                $31.30
================================================================================

Options exercisable at December 31, 1999 were as follows:

Number                                                       Weighted-Average
Exercisable                                                    Exercise Price
--------------------------------------------------------------------------------
  2,454,489                                                            $23.79
  2,512,108                                                             29.80
  2,674,440                                                             35.43
--------------------------------------------------------------------------------
  7,641,037                                                            $29.84
================================================================================
At December 31, 1999, performance awards were outstanding pursuant to which up to 142,140 shares, 147,300 shares, 223,950 shares and 145,050 shares may be issued in 2000, 2001, 2002 and 2003, respectively, depending on the extent to which certain specified performance objectives are met.

117,690 shares, 81,569 shares and 40,240 shares were issued pursuant to performance awards during 1999, 1998 and 1997, respectively. The costs of performance awards are expensed over the performance period.

Compensation expense for stock based plans recorded for 1999, 1998 and 1997 was $3.4 million, $4.3 million and $5 million, respectively.

Shares available in connection with future awards under the Company's stock plans at December 31, 1999, 1998 and 1997 were: 9,752,818; and 6,843,255; and
8,216,471, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

10. PENSION AND OTHER RETIREE BENEFITS
The Company has a number of pension plans, principally in the United States, covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are sufficient to satisfy legal funding requirements.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Most employees and retirees outside the United States are covered by government health care programs.

The components of net pension and postretirement costs are as follows:


                                                             Pension Benefits                        Postretirement Benefits
                                                    -------------------------------------------------------------------------------
(In millions)                                         1999/(a)/      1998           1997         1999          1998          1997
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                         $33.6          $31.4          $26.2         $2.2          $2.1          $1.9
Interest cost                                         52.9           50.5           46.5          7.8           8.5           8.2
Expected return on plan assets                       (70.0)         (66.3)         (58.5)          --            --            --
Net amortization and deferral                          5.9            4.2            3.3         (2.3)         (1.5)         (2.8)
-----------------------------------------------------------------------------------------------------------------------------------
                                                     $22.4          $19.8          $17.5         $7.7          $9.1          $7.3
===================================================================================================================================

/(a)/The above costs exclude: special termination benefits ($17.4 million); a curtailment loss ($8.5 million); and a settlement loss ($3.8 million) which were recorded as a component of employee termination costs in restructuring charges. (See Note 14.)

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries

The reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                   Pension Benefits     Postretirement Benefits
--------------------------------------------------------------------------------
(In millions)                       1999       1998             1999       1998
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at
  beginning of year               $803.7     $718.7           $121.6     $125.2
Service cost                        33.6       31.4              2.2        2.1
Interest cost                       52.9       50.5              7.8        8.5
Actuarial (gain) loss              (30.7)      22.8            (16.8)      (6.8)
Participants' contributions          3.0        4.3              0.9        0.9
Acquisitions                          --       15.1               --        1.2
Exchange rate changes               (8.1)       0.1             (0.2)      (0.2)
Benefits paid                      (52.2)     (39.6)            (7.2)      (9.3)
Other items                         14.2        0.4              0.6         --
--------------------------------------------------------------------------------
Benefit obligation
  at end of year                   816.4      803.7            108.9      121.6
--------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
Fair value of plan assets
  at beginning of year             806.5      750.2               --         --
Actual return on plan assets        79.3       59.2               --         --
Employer contributions              23.5       14.3              6.3        8.4
Participants' contributions          3.0        4.3              0.9        0.9
Acquisitions                          --       12.0               --         --
Exchange rate changes               (8.6)      (1.2)              --         --
Benefits paid                      (52.3)     (35.4)            (7.2)      (9.3)
Other items                          6.6        3.1               --         --
--------------------------------------------------------------------------------
Fair value of plan assets
at end of year                     858.0      806.5               --         --
--------------------------------------------------------------------------------
FUNDED STATUS                       41.6        2.8           (108.9)    (121.6)
Unrecognized actuarial
  (gain) loss                      (29.1)      39.1            (36.3)     (24.0)
Unrecognized transition gain        (2.8)      (4.2)              --         --
Unrecognized prior
  service cost                      21.9       25.0             (2.4)      (2.7)
Other                                0.4       (1.8)              --         --
--------------------------------------------------------------------------------
Net amount recognized              $32.0      $60.9           $(147.6)  $(148.3)
================================================================================


Amounts recognized in the balance sheet are as follows:

                                   Pension Benefits     Postretirement Benefits
--------------------------------------------------------------------------------
(In millions)                       1999       1998              1999      1998
--------------------------------------------------------------------------------
Pension benefit cost               $75.8      $73.9           $    --   $    --
Accrued benefit liability          (57.9)     (43.4)           (147.6)   (148.3)
Intangible assets                    8.9       17.5                 --       --
Accumulated other
  comprehensive income               5.2       12.9                 --       --
--------------------------------------------------------------------------------
Net amount recognized              $32.0      $60.9           $(147.6)  $(148.3)
================================================================================
Weighted-average assumptions:
  Discount rate                      7.2%       6.7%             7.4%       6.7%
  Expected long-term rate
    of return on plan assets         9.2%       9.5%              --         --
  Rate of compensation
    increase                         5.0%       4.3%             5.0%       6.0%
================================================================================
The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $129.4 million, $118.8 million and $80.1 million, respectively, as of December 31, 1999 and $230.6 million, $215.3 million and $186 million, respectively, as of December 31, 1998.

The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2000 is 7%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one percent increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 1999 and the postretirement benefit obligation as of December 31, 1999 by $1 million and $8.7 million, respectively. A one percent decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 1999 and the postretirement benefit obligation as of December 31, 1999 by approximately $0.9 million and $8.2 million, respectively.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $21.3 million, $22.7 million and $21.4 million in 1999, 1998 and 1997, respectively.

11. LEASE COMMITMENTS
Future minimum rental payments under noncancelable operating leases as of December 31, 1999 are as follows:

(In millions)
--------------------------------------------------------------------------------
2000                                                                      $53.5
2001                                                                       47.4
2002                                                                       41.3
2003                                                                       32.9
2004                                                                       29.8
Remainder                                                                 126.5
--------------------------------------------------------------------------------
Total minimum rental payments                                             331.4
Less minimum rentals to be received under
  noncancelable subleases                                                  18.3
--------------------------------------------------------------------------------
                                                                         $313.1
================================================================================

Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $50.3 million, $49.8 million and $42.5 million in 1999, 1998 and 1997, respectively.

12. INCOME TAXES
The components of income (loss) from continuing operations before income taxes are as follows:

(In millions)                                1999        1998       1997
-------------------------------------------------------------------------
Domestic operations                       $(320.0)     $407.1     $120.8
Foreign operations                         (400.7)      104.8       18.9
-------------------------------------------------------------------------
                                          $(720.7)     $511.9     $139.7
=========================================================================

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                                1999        1998       1997
-------------------------------------------------------------------------
Income (benefit) taxes computed
  at federal statutory
  income tax rate                         $(252.2)     $179.2      $48.9
Other income taxes,
  net of federal tax benefit                 21.3        17.4       10.9
Goodwill write-down
  and amortization not
  deductible for income
  tax purposes                              418.5        33.4       32.9
Miscellaneous, including
  reversals of tax provisions
  no longer required                        (17.7)      (11.7)       5.5
-------------------------------------------------------------------------
Income taxes as reported                  $ 169.9      $218.3      $98.2
=========================================================================

Income taxes are as follows:

(In millions)                                1999        1998       1997
-------------------------------------------------------------------------
Currently payable
  Federal                                 $ 45.8       $106.7     $100.3
  Foreign                                   98.9         35.3       38.2
  Other                                     28.2         25.3       21.1
Deferred
  Federal and other                         (6.8)        42.2      (42.3)
  Foreign                                    3.8          8.8      (19.1)
-------------------------------------------------------------------------
                                          $169.9       $218.3     $ 98.2
=========================================================================

The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                            1999       1998
-------------------------------------------------------------------------
Current assets
  Compensation and benefits                            $ 10.6     $ 11.1
  Other reserves                                         30.9       28.3
  Capitalized interest-inventory                         13.9       13.5
  Restructuring                                          17.7       20.5
  Interest                                                1.9        1.9
  Accounts receivable                                    14.9       14.8
  Miscellaneous                                          29.5       29.3
-------------------------------------------------------------------------
                                                        119.4      119.4
-------------------------------------------------------------------------
Current liabilities
  Inventories                                           (12.3)     (10.3)
  Miscellaneous                                         (16.9)     (10.5)
-------------------------------------------------------------------------
                                                        (29.2)     (20.8)
-------------------------------------------------------------------------
    Deferred income taxes included in
      Other current assets                               90.2       98.6
-------------------------------------------------------------------------
Noncurrent assets
  Compensation and benefits                              48.9       27.3
  Other retiree benefits                                 30.8       48.7
  Other reserves                                         28.2       35.1
  Foreign exchange                                        1.3        0.8
  Miscellaneous                                          31.4       16.0
-------------------------------------------------------------------------
                                                        140.6      127.9
-------------------------------------------------------------------------
Noncurrent liabilities
  Depreciation                                          (70.4)     (63.1)
  Pensions                                               (6.4)      (9.4)
  Trademark amortization                                (74.1)     (67.2)
  Miscellaneous                                         (38.0)     (38.1)
-------------------------------------------------------------------------
                                                       (188.9)    (177.8)
-------------------------------------------------------------------------
  Deferred income taxes                                 (48.3)     (49.9)
-------------------------------------------------------------------------
Net deferred tax asset                                  $41.9     $ 48.7
=========================================================================

13. FINANCIAL INSTRUMENTS
The Company does not enter into financial instruments for trading or speculative purposes. In conjunction with a long-term financing arrangement, the Company entered into derivative contracts in the fourth quarter that were required to be marked to market. These contracts had fair market values which were principally offsetting and were no longer outstanding as of December 31, 1999.

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

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries

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

At December 31, 1999, the Company had outstanding forward foreign exchange contracts to purchase $38 million and sell $129 million of various foreign currencies (principally pound sterling), with maturities ranging from January 3, 2000 to December 22, 2000, with a weighted average maturity of 64 days. At December 31, 1998, the Company also had outstanding forward foreign exchange contracts to purchase $35 million and sell $201 million of various foreign currencies (principally pound sterling), with maturities ranging from January 4, 1999 to January 28, 2000, with a weighted average maturity of 110 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 1999 and 1998, the fair value of all outstanding contracts and the contract amounts were essentially the same.

The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount.

At December 31, 1999, the Company did not have any outstanding interest rate swap agreements. As of December 31, 1998, the Company had outstanding interest rate swap agreements denominated in dollars, maturing at various dates in 1999, with an aggregate notional principal amount of $200 million. Under these agreements, the Company received a floating rate based on thirty day commercial paper rates, or a weighted average rate of 5.2% at December 31, 1998, and paid a weighted average fixed interest rate of 7.8% at December 31, 1998.

The fair value of these interest rate swap agreements represents the estimated receipts or payments that would be made to terminate the agreements. At December 31, 1998, the Company would have paid $4.2 million to terminate the agreements. The fair value is based on dealer quotes, considering current interest rates.

The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

The estimated fair value of the Company's $1,207.5 million and $1,165 million total long-term debt (including current portion) at December 31, 1999 and 1998 was approximately $1,171.1 million and $1,252.3 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates, considering credit ratings and the remaining terms to maturity.

Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

14. RESTRUCTURING AND OTHER NONRECURRING CHARGES
During 1997, the Company recorded pre-tax restructuring and other nonrecurring charges as follows:

                                                    Nonrecurring
                                                   Cost of Sales
(In millions)                   Restructuring            Charges         Total
--------------------------------------------------------------------------------
Home products                         $ 79.5              $17.3         $ 96.8
Office products                         82.5                4.8           87.3
Golf products                           15.9               34.8           50.7
Spirits and wine                        31.2               32.2           63.4
--------------------------------------------------------------------------------
                                      $209.1              $89.1         $298.2
================================================================================

Home products included charges related to the disposition of certain product lines and the rationalization of operations.

Office products included charges related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a $12.6 million pre-tax gain on the sale of nonstrategic businesses.

Golf products included charges related to the discontinuance of certain product lines and the rationalization of operations.

Spirits and wine included charges related to a change in bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines.

The rationalization of operations referred to above included the closure, consolidation, sale and/or disposal of five manufacturing facilities (four in the U.S. and one in the U.K.); two combined manufacturing and distribution facilities (one in each of Australia and Europe); six distribution centers (three in Australia, two in the U.S. and one in Japan); and three office facilities (one in Australia and two in the U.K.). The rationalization also included the termination of a foreign joint venture.

Reconciliation of the liability of the restructuring and other nonrecurring charges is as follows:


                                                 Balance at             Cash             Non-Cash    Balance at
(In millions)                                     12/31/98         Expenditures         Write-offs    12/31/99
------------------------------------------------------------------------------------------------------------------
Rationalization of operations
     Employment termination
        costs                                   $   8.6             $  (6.7)            $ (1.9)(a)        $--
     Facility closing costs                         1.2                (0.8)              (0.4)(a)         --
     Other                                          1.2                (1.4)               0.2(1)          --
International distribution
     and lease agreements                           4.2                (0.3)              (3.9)(a)         --
Loss on disposal of fixed
     assets and businesses                          3.2                (0.8)              (2.4)            --
------------------------------------------------------------------------------------------------------------------
                                                $  18.4             $ (10.0)            $ (8.4)           $--
==================================================================================================================


(a) Non-cash write-offs include reclasses to reduce employment termination costs by $1 million and international distribution and lease agreements by $1.9 million and to increase facility closing costs by $2.7 million and other by $0.2 million.


The other activities related to the 1997 restructuring and other nonrecurring charges have been completed.

During 1999, the Company recorded pre-tax restructuring charges as follows:

(In millions)                 Restructuring
--------------------------------------------
Home products                        $ 24.0
Office products                        16.2
Golf products                          11.4
Spirits and wine                       18.8
Corporate office                       66.4
--------------------------------------------
                                     $136.8
============================================


Home products include charges related to reductions in force (856 positions) as a result of the move of substantially all of the lock assembly operations and certain specialty plumbing operations to Mexico.

Office products include charges related to reductions in force resulting from the move of labeling and printing production to Mexico as well as other reductions in force in the U.S. and Europe. The total reduction in force is 406 positions.

Golf products include charges related to asset write-offs and reductions in force (180 positions) principally resulting from consolidation of golf club facilities from six to three.

Spirits and wine include charges related to termination of distribution contracts, lease cancellation costs and employee severance costs (50 positions) related to the formation of the Maxxium joint venture.

Corporate office includes charges related to employee and lease termination costs related to the move to Lincolnshire, Illinois. Employee costs represent severance payments, costs related to a voluntary early retirement program, and expenses for long-term incentive and pension plans. These costs related to 130 people who either did not relocate or whose positions were eliminated.

Reconciliation of the restructuring liability is as follows:


                                                     Total            Cash             Non-Cash          Balance at
(In millions)                                     Provision       Expenditures        Write-offs         12/31/99
----------------------------------------------------------------------------------------------------------------------
Rationalization of operations
     Employee termination
       costs(a)                                $   86.8            $ (14.1)           $ (34.4)           $  38.3
     Other                                          6.6               (4.9)              (0.2)               1.5
International distribution
     and lease agreements                          34.1               (0.6)             (17.2)              16.3
Loss on disposal of assets                          9.3                --                (8.5)               0.8
----------------------------------------------------------------------------------------------------------------------
                                               $  136.8            $ (19.6)           $ (60.3)           $  56.9
======================================================================================================================



(a) As of December 31, 1999, 1,005 of the 1,622 positions were eliminated.


During 1999, the Company recorded pre-tax other nonrecurring charges as follows:

                                   Cost of
                                   Sales                   SG&A
(In millions)                    Charges                 Charges                   Total
-----------------------------------------------------------------------------------------
Home products                 $   3.5                  $   1.7                  $   5.2
Office products                   2.3                      5.1                      7.4
Golf products                    25.2                      5.5                     30.7
Corporate office                   --                     15.9                     15.9
-----------------------------------------------------------------------------------------
                              $  31.0                  $  28.2                  $  59.2
=========================================================================================

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries



Other nonrecurring charges include charges related to the 1999 restructuring activities:

Home products include relocation costs for certain manufacturing facilities.

Office products include inventory write-offs due to discontinuance of certain product lines, relocation costs for manufacturing facilities and a loss on the sale of a business.

Golf products include inventory write-offs due to discontinuance of club product lines, additional warranty costs and a write-off of a note receivable related to a previously sold operation.

Corporate office includes relocation costs associated with establishing a new corporate headquarters, and the amortization of corporate furniture and leasehold improvements from the measurement date through the end of the year.


15. INFORMATION ON BUSINESS SEGMENTS
The Company's subsidiaries operate principally in the following business segments:

Home products include kitchen and bathroom faucets, plumbing supply and repair products manufactured, packaged or distributed by Moen, locks manufactured by Master Lock, kitchen cabinets and bathroom vanities manufactured under the Aristokraft and Schrock brands, and tool storage products manufactured by Waterloo.

Office products include paper fastening, computer accessories, time management, presentation and other office products manufactured by ACCO World subsidiaries.

Golf products of the Acushnet Company include golf balls, shoes, gloves and clubs manufactured and marketed under the Titleist and FootJoy brands and golf clubs manufactured and marketed under the Cobra brand.

Spirits and wine include products produced or imported by Jim Beam Brands Worldwide subsidiaries.

The Company's subsidiaries operate principally in the United States, the United Kingdom, Canada and Australia.

Net sales and operating company contribution for the years 1999, 1998 and 1997 and segment assets for the related year ends by business segments and by geographic areas, are shown on page 58.

Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes. A reconciliation of operating company contribution to consolidated income (loss) from continuing operations before income taxes is as follows:


  (In millions)                            1999                   1998                  1997
-------------------------------------------------------------------------------------------------
   Operating company
        contribution                   $    829.3              $   798.3             $   746.4
   Restructuring charges                    136.8                    --                  209.1
   Other nonrecurring charges                59.2                    --                   89.1
   Amortization of intangibles               85.5                  108.2                 104.2
   Write-down of goodwill                 1,126.0                    --                    --
   Interest and related expenses            106.8                  102.7                 116.7
   Non-operating expenses                    35.7                   75.5                  87.6
-------------------------------------------------------------------------------------------------
   Income (loss) from continuing
        operations before income
        taxes as reported              $   (720.7)             $   511.9             $   139.7
==================================================================================================

Reconciliation of segment assets to consolidated total assets is as follows:


  (In millions)                                             1999        1998        1997
-------------------------------------------------------------------------------------------------
   Segment assets                                       $  3,642.9  $  3,473.2  $  3,113.7
   Intangibles resulting from
        business acquisitions, net                         2,592.1     3,761.3     3,674.1
   Corporate                                                 182.1       125.2       154.7
-------------------------------------------------------------------------------------------------
                                                        $  6,417.1  $  7,359.7  $  6,942.5
==================================================================================================

  Long-lived assets are as follows:(a)
  (In millions)                                             1999        1998        1997

   United States                                        $    911.7  $    852.3  $    724.2
   United Kingdom                                            188.6       194.8       203.1
   Canada                                                     25.4        21.2        22.9
   Australia                                                  14.1        16.8         4.3
   Other countries                                            36.7        34.8        26.4
-------------------------------------------------------------------------------------------------
                                                        $  1,176.5  $  1,119.9  $    980.9
==================================================================================================

(a) Represents property, plant and equipment, net

Depreciation is as follows:

(In millions)                1999          1998           1997
--------------------------------------------------------------------------------
 Home products              $ 43.1        $ 41.8         $ 42.3
 Office products              38.8          42.5           39.9
 Golf products                21.6          20.0           16.3
 Spirits and wine             38.8          35.7           37.1
 Corporate                     2.7           2.9            2.9
--------------------------------------------------------------------------------
                            $145.0        $142.9         $138.5
================================================================================


Amortization of intangibles is as follows:

(In millions)                1999          1998           1997
--------------------------------------------------------------------------------
 Home products              $ 32.4        $ 31.7         $ 29.9
 Office products              21.7          23.3           21.5
 Golf products                 6.5          17.4           17.8
 Spirits and wine             24.9          35.8           35.0
--------------------------------------------------------------------------------
                            $ 85.5        $108.2         $104.2
================================================================================

Capital expenditures are as follows:

(In millions)                1999          1998           1997
--------------------------------------------------------------------------------
 Home products              $113.0        $ 57.6         $ 55.6
 Office products              55.5         107.2           43.0
 Golf products                37.2          39.9           59.4
 Spirits and wine             34.4          46.3           37.5
 Corporate                     0.4           0.9            1.4
--------------------------------------------------------------------------------
                            $240.5        $251.9         $196.9
================================================================================


16. EXTRAORDINARY ITEMS
In 1998, the Company purchased the following principal amounts of its outstanding debt: $31.4 million of 7 1/2% Notes, Due 1999, $50.4 million of
8 1/2% Notes, Due 2003, $10.5 million of 9% Notes, Due 1999 and $32.7 million of 8 5/8 % Debentures, Due 2021, and the Company also redeemed the outstanding $50.1 million of 12 1/2% Sterling Loan Stock, Due 2009. The extinguishment of debt resulted in a charge of $30.5 million ($46.9 million pre-tax), or 18 cents per share.

In 1997, we purchased the following principal amounts of its outstanding debt:
$42.7 million of 8 1/2% Notes, Due 2003, $26.7 million of 9% Notes, Due 1999 and $26.4 million of 8 5/8% Debentures, Due 2021. The extinguishment of debt resulted in a charge of $8.1 million ($12.4 million pre-tax) or five cents per share.


17. EARNINGS PER SHARE
Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The Convertible Preferred stock and stock options, amounting to 3.7 million shares, were not included in the computation of diluted earnings per common share for 1999 and the Convertible Preferred stock, amounting to 3.9 million shares, was not included in 1997 since they would have resulted in an antidilutive effect.

The computation of basic and diluted earnings per common share for "Income
(loss) from continuing operations" is as follows:

(In millions,
except per share amounts)             1999        1998       1997
-----------------------------------------------------------------
Income (loss) from
     continuing operations        $  (890.6)    $293.6   $  41.5
Less: Preferred stock dividends         0.9        0.9       1.1
-----------------------------------------------------------------
Income available to common
     stockholders - basic            (891.5)     292.7      40.4
Convertible Preferred stock
     dividend requirements               --        0.9        --
-----------------------------------------------------------------
Income available to common
     stockholders - diluted       $  (891.5)    $293.6   $  40.4
=================================================================
Weighted average number
     of common shares
     outstanding - basic              166.6      172.2     171.6
Conversion of Convertible
     Preferred stock                     --        2.2        --
Exercise of stock options                --        1.8       1.7
-----------------------------------------------------------------
Weighted average number
     of common shares
     outstanding - diluted            166.6      176.2     173.3
Earnings per common share
     Basic                        $   (5.35)     $1.70     $ .24
=================================================================
     Diluted                      $   (5.35)     $1.67     $ .23
=================================================================

Notes to CONSOLIDATED FINANCIAL STATEMENTS
Fortune Brands, Inc. and Subsidiaries



18. COMPREHENSIVE INCOME
Comprehensive income is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders.

The components of and changes in other accumulated comprehensive income (loss) are as follows:
                                                    Minimum     Accumulated
                                   Foreign          Pension       Other
                                   Currency        Liability   Comprehensive
(In millions)                     Adjustments     Adjustment   Income (Loss)
--------------------------------------------------------------------------------
Balance at January 1, 1997        $ (195.9)        $  (8.2)       $ (204.1)
Changes during year
     (including taxes of $30.1)      (44.9)           (4.8)          (49.7)
Gallaher spin-off                    260.7              --           260.7
--------------------------------------------------------------------------------
Balance at December 31, 1997          19.9           (13.0)            6.9
Comprehensive income
     changes during year
     (net of taxes of $7.1)           (7.4)            5.2            (2.2)
--------------------------------------------------------------------------------
Balance at December 31, 1998          12.5            (7.8)            4.7
Changes during year
     (net of taxes of $2.4)          (24.4)            4.8           (19.6)
--------------------------------------------------------------------------------
Balance at December 31, 1999      $  (11.9)        $  (3.0)       $  (14.9)
================================================================================


19. PENDING LITIGATION
TOBACCO LITIGATION AND INDEMNIFICATION
On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

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


20. ENVIRONMENTAL
The Company is subject to laws and regulations relating to the protection of the environment.

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

Report of  INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF FORTUNE BRANDS, INC.
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the consolidated financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the management of Fortune Brands, Inc.; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, effective April 1, 1999, the Company changed its accounting policy for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows.



New York, New York 10010
February 3, 2000



Report of  MANAGEMENT


TO THE STOCKHOLDERS OF FORTUNE BRANDS, INC.
We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1999. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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


NORMAN H. WESLEY
Chairman of the Board and
Chief Executive Officer


/s/ CRAIG P. OMTVEDT

CRAIG P. OMTVEDT
Senior Vice President and
Chief Financial Officer

Information on BUSINESS SEGMENTS(a)
Fortune Brands, Inc. and Subsidiaries



(In millions)                        1999          1998         1997         1996         1995        1994
---------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
NET SALES
Home products                      $1,922.6     $1,624.4     $1,394.0     $1,374.1     $1,306.8     $1,270.6
Office products                     1,367.2      1,387.7      1,294.2      1,228.7      1,206.1      1,049.7
Golf products                         965.3        962.9        911.6        811.4        579.3        507.1
Spirits and wine                    1,269.6      1,265.9      1,244.7      1,303.5      1,288.6      1,268.2
---------------------------------------------------------------------------------------------------------------
     Ongoing operations             5,524.7      5,240.9      4,844.5      4,717.7      4,380.8      4,095.6
Other businesses/(b)/                    --           --           --           --        547.3      1,281.4
---------------------------------------------------------------------------------------------------------------
                                   $5,524.7     $5,240.9     $4,844.5     $4,717.7     $4,928.1     $5,377.0
===============================================================================================================
OPERATING COMPANY CONTRIBUTION
Home products                      $  300.2     $  252.5     $  222.9     $  214.1     $  208.4     $  206.6
Office products                        88.5        134.0        128.1        116.3        105.5         95.0
Golf products                         147.0        142.9        138.2        125.3         84.2         74.4
Spirits and wine                      293.6        268.9        257.2        244.1        241.9        255.1
---------------------------------------------------------------------------------------------------------------
     Ongoing operations               829.3        798.3        746.4        699.8        640.0        631.1
Other businesses/(b)/                    --           --           --           --          6.8          4.0
---------------------------------------------------------------------------------------------------------------
                                   $  829.3     $  798.3     $  746.4     $  699.8     $  646.8     $  635.1
===============================================================================================================
SEGMENT ASSETS/(c)/
Home products                      $1,008.3     $  826.2     $  735.8     $  752.7     $  738.1     $  686.5
Office products                       987.6      1,011.5        861.4        856.9        794.1        750.8
Golf products                         604.8        667.6        617.1        579.8        361.9        315.3
Spirits and wine                    1,042.2        967.9        899.4        986.9        939.4        932.2
---------------------------------------------------------------------------------------------------------------
     Ongoing operations             3,642.9      3,473.2      3,113.7      3,176.3      2,833.5      2,684.8
Other businesses/(b)/                    --           --           --           --           --        527.6
---------------------------------------------------------------------------------------------------------------
                                   $3,642.9     $3,473.2     $3,113.7     $3,176.3     $2,833.5     $3,212.4
===============================================================================================================
GEOGRAPHIC AREAS
NET SALES/(d)/
United States                      $4,143.1     $3,814.7     $3,432.4     $3,330.6     $3,116.5     $2,917.2
United Kingdom                        508.9        551.7        499.5        522.8        498.6        492.9
Canada                                237.7        235.6        223.9        194.2        184.7        183.6
Australia                             157.1        158.4        199.6        190.9        160.6        141.3
Other countries                       477.9        480.5        489.1        479.2        420.4        360.6
---------------------------------------------------------------------------------------------------------------
     Ongoing operations            $5,524.7     $5,240.9     $4,844.5     $4,717.7     $4,380.8     $4,095.6
===============================================================================================================


(a) See Note 15 for further Information on Business Segments.
(b) Other businesses included retail distribution and housewares sold during 1995 and optics sold in 1994.
(c) Represents total assets excluding intercompany receivables and intangibles resulting from business acquisitions, net.
(d) Net sales are attributed to countries based on location of customer.

Six-Year CONSOLIDATED SELECTED FINANCIAL DATA
Fortune Brands, Inc. and Subsidiaries




(In millions, except per share amounts
and number of common stockholders)             1999(b)         1998(b)         1997(b)         1996(b)         1995         1994(c)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING DATA(a)
Net sales                                  $5,524.7        $5,240.9        $4,844.5        $4,717.7        $4,928.1        $5,377.0
Gross profit                                2,249.8         2,129.3         1,885.4         1,863.4         1,816.4         1,971.1
Depreciation and amortization                 230.5           251.1           242.7           238.3           224.0           244.5
Operating company contribution                829.3           798.3           746.4           699.8           646.8           635.1
Interest and related expenses                 106.8           102.7           116.7           165.5           136.6           173.0
Income taxes                                  169.9           218.3            98.2           157.9           171.5           119.8
Income (loss) from continuing operations     (890.6)          293.6            41.5           181.7           185.9           (78.8)
Income from discontinued operations             --              --             65.1           315.1           357.2           812.9
Extraordinary items                             --            (30.5)           (8.1)          (10.3)           (2.7)             --
Net income (loss)(d)                         (890.6)          263.1            98.5           486.5           540.4           734.1
Earnings per common share
     Basic
      Continuing operations(d)               $(5.35)          $1.70            $.24           $1.04            $.99           $(.40)
      Discontinued operations                   --              --              .38            1.82            1.91            4.03
      Extraordinary items                       --             (.18)           (.05)           (.06)           (.01)            --
-----------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                      $(5.35)          $1.52            $.57           $2.80           $2.89           $3.63
===================================================================================================================================
     Diluted
      Continuing operations(d)               $(5.35)          $1.67            $.23           $1.03            $.98           $(.40)
      Discontinued operations                   --              --              .38            1.79            1.89            4.03
      Extraordinary items                       --             (.18)           (.05)           (.06)           (.01)            --
-----------------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                      $(5.35)          $1.49            $.56           $2.76           $2.86           $3.63
===================================================================================================================================
COMMON SHARE DATA(a)
Dividends paid                               $148.7          $146.5          $242.3          $347.2          $376.2          $401.7
Dividends paid per share                       $.89            $.85           $1.41           $2.00           $2.00         $1.9925
Average number of shares outstanding          166.6           172.2           171.6           173.3           186.9           201.6
Book value per share                         $16.71          $23.92          $23.31          $21.48          $21.61          $22.95
Number of stockholders, December 31(e)       37,266          41,603          46,537          52,832          56,769          60,611
===================================================================================================================================
BALANCE SHEET DATA(a)
Inventories                                $1,061.4        $1,087.6          $955.2        $1,037.9          $950.9        $1,156.0
Current assets(f)                           2,312.8         2,265.3         2,095.6         2,842.1         2,112.5         3,726.1
Working capital(f)                            309.9           420.7           327.1           774.0           651.7         1,673.4
Property, plant and equipment, net          1,176.5         1,119.9           980.9           972.6           904.3           979.7
Intangibles, net                            2,592.1         3,761.3         3,674.1         3,730.7         3,103.2         3,346.4
Net assets of discontinued operations           --              --               --              --           520.7           334.9
Total assets                                6,417.1         7,359.7         6,942.5         7,737.3         6,833.4         8,557.9
Short-term debt                               640.0           504.7           404.6           782.2           470.0           553.7
Long-term debt                              1,204.8           981.7           739.1         1,598.3         1,063.0         1,485.5
Stockholders' equity                        2,738.2         4,097.5         4,017.1         3,676.0         3,864.0         4,633.1
Capital expenditures                          240.5           251.9           196.9           199.7           175.6           157.6
===================================================================================================================================

(a) See pages 29 through 38 of Financial Section.
(b) See Notes 2 and 3. 1996 includes the acquisition in January of Cobra Golf Incorporated.
(c) The year 1994 reflects as discontinued operations, the results of the former domestic tobacco subsidiary, The American Tobacco Company, and the former Franklin life insurance business.
(d) Net income and both basic and diluted earnings per common share in 1994 include $241.3 million and $1.20, respectively, on the loss on disposal of businesses.
(e) On January 31, 2000, there were 37,287 common stockholders of record, not necessarily reflecting beneficial ownership.
(f) 1996 and 1994 include net assets of discontinued operations as current assets.