Form 10-K405, Exhibit 13
period 2000-12-31
FORTUNE BRANDS INC
filed 2001-03-09
CIK 789073

                                                                      Exhibit 13

Financial Highlights

--------------------------------------------------------------------------------
                                          Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

(In millions, except per share amounts)                         2000          1999      Change           1998
-------------------------------------------------------------------------------------------------------------
NET SALES/(1)/
   Home products                                            $2,215.0      $1,950.7                  $ 1,636.8
   Office products                                           1,435.4       1,381.0                    1,403.3
   Golf products                                               965.2         977.7                      974.1
   Spirits and wine                                          1,228.9       1,269.6                    1,265.9
                                                            -------------------------------------------------
                                                            $5,844.5      $5,579.0         4.8%     $ 5,280.1
                                                            =================================================
OPERATING COMPANY CONTRIBUTION/(2)/
   Home products                                            $  340.4      $  300.2                  $   252.5
   Office products                                              79.5          88.5                      134.0
   Golf products                                               145.2         147.0                      142.9
   Spirits and wine                                            309.1         293.6                      268.9
                                                            -------------------------------------------------
                                                            $  874.2      $  829.3         5.4%     $   798.3
                                                            =================================================

Income (loss) from continuing operations                    $ (137.7)     $ (890.6)         --      $   293.6
                                                            =================================================
Earnings per common share from continuing operations
   Basic                                                    $  (0.88)     $  (5.35)                 $    1.70
   Diluted                                                  $  (0.88)     $  (5.35)                 $    1.67
                                                            =================================================

Income from operations before net charges/(3)/              $  366.2      $  339.8         7.8%     $   293.6
                                                            =================================================

Earnings per common share before net charges
   Basic                                                    $   2.32      $   2.03        14.3%     $    1.70
   Diluted                                                  $   2.29      $   1.99        15.1%     $    1.67
                                                            =================================================

EBITDA/(4)/                                                 $  985.0      $  907.0           9%     $   865.7
                                                            =================================================

Dividends paid per common share                             $    .93      $    .89           4%     $     .85
                                                            =================================================
Actual number of common shares outstanding                     153.5         163.2                      170.9
Average number of common shares outstanding                    157.6         166.6                      172.2
=============================================================================================================


/(1)/ Net sales have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of shipping and handling in accordance with Emerging Issues Task Force Issue No. 00-10.

/(2)/ Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes.

/(3)/ Income from operations before net charges was $366.2 million, or $2.32 basic and $2.29 diluted per share for 2000, compared with $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999. The net charges for 2000 represent: a goodwill write-down of $502.6 million ($487.3 million after tax, or $3.09 per share); restructuring and other nonrecurring charges of $73.0 million ($46.6 million after-tax, or 30 cents per share); and a $30.0 million tax reserve reversal no longer required, taken in the fourth quarter. The net charges for 1999 represent: a goodwill write-down of $1,126 million, or $6.76 per share; restructuring and other nonrecurring charges of $196 million ($125.6 million after tax, or 75 cents per share); and the sale of a financing subsidiary for $31.6 million ($21.2 million after-tax gain, or 13 cents per share).

      We reported a net loss in 2000 and 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of the convertible preferred stock and stock options are considered.

      Income (loss) from continuing operations excludes extraordinary items charges in 1998 for the early extinguishment of debt.

/(4)/ EBITDA is defined as income from continuing operations before extraordinary items and net charges, interest expense, income taxes and depreciation and amortization. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a measure commonly used by analysts and investors. Accordingly, this information has been presented to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.

Results of Operations
--------------------------------------------------------------------------------
                                       Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

                                                        Net Sales                              Operating Company Contribution(a)
------------------------------------------------------------------------------------------------------------------------------------
(In millions)                                      2000            1999          1998          2000            1999          1998
------------------------------------------------------------------------------------------------------------------------------------
Home products                                  $2,215.0        $1,950.7      $1,636.8        $340.4          $300.2        $252.5
Office products                                 1,435.4         1,381.0       1,403.3          79.5            88.5         134.0
Golf products                                     965.2           977.7         974.1         145.2           147.0         142.9
Spirits and wine                                1,228.9         1,269.6       1,265.9         309.1           293.6         268.9
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                          $5,844.5        $5,579.0      $5,280.1        $874.2          $829.3        $798.3
====================================================================================================================================

(a) Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes. (See Note 14.)

CONSOLIDATED

2000 COMPARED TO 1999 Net sales grew $265.5 million, an increase of 5%. The increase was primarily due to the introduction of new products, line extensions, and the full year benefit of acquisitions made in 1999 in the home and office products segments. These increases were partly offset by lower average foreign exchange rates, volume declines in some existing products and increased rebates and allowances in the United States in our office products segment. In addition, reported sales of spirits and wine were lower because sales through the Maxxium joint venture are net of excise taxes and distribution costs, which are now incurred by the venture. Absent this change, total sales would have increased 6%. Operating company contribution, our key measure by which we gauge performance, increased $44.9 million, or 5%, on the benefit of the higher sales, improved product mix and savings resulting from our restructuring initiatives.

During the fourth quarter of 2000, we recorded a non-cash write-down of goodwill of $502.6 million, ($487.3 million after tax, or $3.09 per share). This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing strategic review process, which led to the implementation of additional restructuring actions.

During 2000, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $73.0 million, ($46.6 million after-tax, or 30 cents per share). (See
Note 13.) These charges principally relate to relocation costs for manufacturing facilities in the office segment, rationalization of operations in the home segment, product line discontinuances and manufacturing consolidation in the golf segment, other workforce reduction initiatives across these segments and downsizing and relocation of the Corporate office.

Interest and related expenses increased 25%. This increase reflects higher average borrowings resulting primarily from share repurchases and an investment in a joint venture and higher average interest rates. Corporate administrative expense decreased $22.5 million, or 36%, due to the restructuring program initiated in 1999.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill, lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 2000 and the benefit of the reversal of prior year tax reserves no longer required. Excluding these charges and reversals, the effective income tax rate was 40.4% for 2000 and 1999.

Net loss was $137.7 million, or 88 cents per share, in 2000 compared with a net loss of $890.6 million, or $5.35 per share, for 1999.

Income from operations before net charges was $366.2 million, or $2.32 basic and $2.29 diluted per share for 2000, compared with $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999. Income from operations before net charges for the year ended December 31, 2000 represents income before the $502.6 million ($487.3 million after tax, or $3.09 per share) goodwill write-down, the $73.0 million ($46.6 million after tax, or 30 cents per share) restructuring and other nonrecurring charges and a $30.0 million tax reserve reversal that was no longer required. Income from operations before net charges for the year ended December 31, 1999 represents income before the $1,126 million, or $6.76 per share, goodwill write-down, the $196.0 million ($125.6 million after tax, or 75 cents per share) of restructuring and other nonrecurring charges and the $31.6 million ($21.2 million after tax, or 13 cents per share) gain on the sale of a financing subsidiary.

Results of Operations
--------------------------------------------------------------------------------
                                          Fortune Brands, Inc. and Subsidiaries
                                        ----------------------------------------

We derived approximately 23% of our 2000 and 24% of our 1999 operating company contribution from international markets, principally the United Kingdom, Australia and Canada. Fluctuations in the exchange rates of foreign currencies may affect results in future periods. Fluctuations in average foreign exchange reduced 2000 operating company contribution by approximately 2%. We cannot accurately predict fluctuations in foreign exchange rates. A 10% change in average exchange rates for the foreign currencies from 2000 average rates would have resulted in a change in operating company contribution of approximately $20 million, or about 2 1/2 %.

PENDING LITIGATION On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly - owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions, including the fact that the Company never made or sold tobacco, and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their businesses and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

ENVIRONMENTAL MATTERS Along with other responsible parties, our subsidiaries face claims relating to the protection of the environment. As of February 1, 2001, various of our subsidiaries had been designated as potentially responsible parties under "Superfund" or similar state laws with respect to 47 sites. We have reached settlements with respect to 40 of these sites. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition.

RECENTLY ISSUED ACCOUNTING STANDARDS In June 1999, FAS Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," was issued, deferring the effective date of FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," from January 1, 2000 to January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. We adopted FAS 133, as amended by FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FAS Statement No. 133," beginning January 1, 2001. We currently enter into foreign currency hedges to mitigate any unforeseen risks in the fluctuation of the underlying foreign currency rates. These new Statements will have an insignificant impact on our balance sheet, income statement or footnote disclosures.

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

COST INITIATIVES We continuously evaluate the productivity of our product lines and existing asset base and actively seek to identify opportunities to improve our cost structure. Future opportunities may involve, among other things, the reorganization of operations or the relocation of manufacturing or assembly to locations generally having lower costs. Implementing any significant cost reduction and efficiency opportunities could result in charges.

1999 COMPARED TO 1998 Net sales grew $298.9 million, an increase of 6%. The increase was primarily due to new products and line extensions, as well as acquisitions made in

1999 and 1998. The benefits from acquisitions occurred principally in the home products segment, and to a lesser extent in the spirits and wine and office products segments. These increases were partly offset by volume declines in some existing products, lower prices and lower average foreign exchange rates. In addition, reported sales of spirits and wine were lower because sales through the Maxxium joint venture are net of excise taxes and distribution costs, which are now incurred by the venture. Absent this change, sales would have increased 7%. Operating company contribution grew 4% on gains in every segment but office products.

As of April 1, 1999, we elected to change our method of measuring the recoverability of goodwill from an undiscounted cash flow method to a discounted cash flow method. We believe the discounted cash flow method, as described in
Note 1 of the Notes to Consolidated Financial Statements, is preferable because it is consistent with the basis used for investment decisions and takes into consideration the specific and detailed operating plans and strategies of each operation. The adoption of the discounted cash flow method may result in greater earnings volatility since any subsequent decreases in discounted cash flows of certain segments may result in the write-down of goodwill. As a result of this change for measuring recoverability, we recorded a non-cash write-down of goodwill of $1,126 million ($6.76 per share). The write-down was recorded in the following business segments: golf products-$517.7 million, spirits and wine- $502.7 million; and office products-$105.6 million. Amortization of intangibles declined to $85.5 million in 1999 from $108.2 million in 1998 due to this write-down.

During 1999, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $196 million, ($125.6 million after-tax, or 75 cents per share). (See
Note 13.) These charges are for restructuring activities associated with all segments of the Company. The corporate charge of $82.3 million includes employee severance resulting from a reduction of the corporate workforce by about 40 percent (60 positions), relocation of the corporate headquarters to a lower-cost facility in Lincolnshire, Illinois, and lease termination costs related to the move. Savings achieved in 1999, as a result of the corporate restructuring initiatives, amounted to $7.6 million. Home products charges of $29.2 million include reductions in force (856 positions) as a result of the move of substantially all of the lock assembly operations and certain specialty plumbing operations to Mexico. Office products charges of $23.6 million include reductions in force resulting from the move of labeling and printing production to Mexico and other reductions in force in the U.S. and Europe (406 positions in total), as well as employee termination costs and asset write-downs. Golf products charges of $42.1 million include costs related to termination of licensing agreements, product line discontinuances, asset write-offs (including a note receivable related to a previously sold operation) and reductions in force (180 positions) principally resulting from consolidation of golf club facilities from six to three. Spirits and wine charges of $18.8 million include termination of distribution contracts, lease cancellation costs and employee severance costs related to the formation of the Maxxium joint venture. In total, pre-tax annualized savings from these actions exceeded $60 million in 2000.

Other (income) expense, net in 1999 included a gain of $31.6 million ($21.2 million after-tax, or 13 cents per share), on the sale of a financing subsidiary.

Interest and related expenses increased 4%. This increase reflected higher average borrowings due to share repurchases and acquisitions partly offset by lower interest rates.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill and lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 1999. Excluding these charges, the effective income tax rates were 40.4% for 1999 and 42.6% for 1998. The lower effective tax rate in 1999 principally reflected lower nondeductible goodwill amortization, tax savings initiatives and a refund associated with the settlement of a tax audit.

The income (loss) from continuing operations before extraordinary items was a loss for 1999 of $890.6 million, or $5.35 per share, compared with income for 1998 of $ 293.6 million, or $1.70 basic and $1.67 diluted per share. In 1998, we incurred extraordinary items charges of $30.5 million ($46.9 million pre-tax), or 18 cents per share. The charges related to repurchasing debt. (See Note 15.)

Net loss in 1999 of $890.6 million, or $5.35 per share, compared with net income of $263.1 million, or $1.52 basic and $1.49 diluted per share, for 1998.

Income from continuing operations before extraordinary items and net charges was $339.8 million, or $2.03 basic and $ 1.99 diluted per share for 1999, compared with $293.6 million, or $1.70 basic and $1.67 diluted per share for 1998. The net charges for 1999 consisted of: the goodwill write-down of $1,126 million, or $6.76 per share; restructuring and other nonrecurring charges of $196 million ($125.6 million after-tax, or 75 cents per share); and the sale of a financing subsidiary for a gain of $31.6 million ($21.2 million after-tax, or 13 cents per share).

Results of Operations
--------------------------------------------------------------------------------
                                        Fortune Brands, Inc. and Subsidiaries
                                       -----------------------------------------

HOME PRODUCTS

2000 COMPARED TO 1999 Net sales increased $264.3 million, or 14%. The increase was primarily attributable to overall volume increases, the acquisition of NHB Group Ltd. in October 1999 and price increases. The overall volume increases reflect line extensions, higher volume in some existing products and the introduction of new products.

Operating company contribution increased $40.2 million, or 13%. The operating company contribution increase resulted from the higher sales, improved product mix and a reduction in administrative expenses, partly offset by increased operating expenses. The increased operating expenses were primarily due to higher selling expenses and increased distribution and research and development expenses.

The continued consolidation of the customer base in the home products industry, including home centers and large homebuilders, as well as increased price competition, will continue to present us and our competitors with pricing and service challenges. Customer consolidation will also present opportunities for the most efficient manufacturers and skilled marketers.

Our home products business may be impacted in 2001 by a potential moderation in the housing market and overall economic conditions.

1999 COMPARED TO 1998 Net sales increased $313.9 million, or 19%. The increase was primarily attributable to the acquisition of Schrock cabinets in June 1998 and to overall volume and price increases. The overall volume increases reflect higher volume in existing products, line extensions and new products.

Operating company contribution increased $47.7 million, or 19% due to the higher sales and improved gross margin, partly offset by increased operating expenses. The gross margin improvement reflects the benefits of higher volume, productiv-ity improvements and price increases. The increased operating expenses were attributable to higher volume-related selling expenses and higher advertising expenses (principally at Moen) as well as increased general and administrative expenses.

OFFICE PRODUCTS

2000 COMPARED TO 1999 Net sales increased $54.4 million, or 4%. The increase resulted primarily from the acquisition of Boone International, Inc. in October 1999 partly offset by lower average foreign exchange rates, volume declines in some existing products and weak volumes in the direct mail channel for time-management products and in certain computer accessory product lines.

Operating company contribution decreased $9 million, or 10%. The decrease reflects lower gross margin, higher operating expenses and lower average foreign exchange rates, partly offset by savings achieved as a result of our restructuring program initiated in 1999. The gross margin decreased due to higher rebates and allowances in the United States and increased material costs. The higher operating expenses reflected increased selling expenses, higher freight costs due primarily to increased fuel prices, and increased distribution and general and administrative expenses, partly offset by reduced information technology related expenses.

Certain major customers of our office products business announced reductions in comparable store sales in the fourth quarter of 2000 and have anticipated soft sales in the first quarter of 2001. In addition, certain major retailers have announced plans to close some stores in 2001. These factors may affect our business in 2001.

The office products business is increasingly concentrated in a small number of major customers, principally office products superstores, large retailers, wholesalers and contract stationers. The continuing consolidation of both competitors and customers is causing increased pricing pressures and rebates that have negatively affected results. Pricing pressures were compounded by the decision of several customers to continue to reduce inventory levels. These conditions persisted throughout 2000 and continue to present challenges for our office products group and its competitors.

On October 9, 2000, we announced that we are exploring strategic options for our office products unit. The evaluation is continuing and includes the possible sale of the office products business.

1999 COMPARED TO 1998 Net sales decreased $22.3 million, or 2%. The decline resulted from softness in the U.S. and U.K. markets for traditional office supplies, inventory reduction programs by major customers, as well as weak volumes, primarily in the direct mail channel for time management products. In addition, sales decreased due to lower

--------------------------------------------------------------------------------

prices (including higher rebates and allowances) and lower average foreign exchange rates. The decrease in net sales was partly offset by the introduction of new products, particularly technology products at Kensington and the benefits of an acquisition.

Operating company contribution decreased $45.5 million, or 34%. The decrease reflects the lower sales, lower gross margin, higher customer program costs and higher information technology related expenses, partly offset by lower freight costs (favorable comparison to 1998 costs incurred to maintain customer service levels during restructuring activities) and decreased general and administrative costs. The gross margin decreased due to lower prices and additional costs related to the integration and relocation of operations in North America and Europe.

GOLF PRODUCTS

2000 COMPARED TO 1999 Net sales decreased $ 12.5 million, on sales declines in some existing products, principally Cobra golf clubs, partly offset by line extensions and the introduction of new Titleist and FootJoy products.

Operating company contribution declined $1.8 million, or 1%, on the lower sales and higher operating expenses partially offset by improved gross margins across all product categories. The increase in operating expenses was primarily due to higher advertising and volume-related selling expenses, partially offset by lower freight and distribution expenses.

The golf ball business experienced a product mix shift as Titleist branded golf balls declined 2% while lower-priced Pinnacle golf balls increased 12%.

Competitors with significant brand awareness have introduced golf balls into their product offerings in the past two years. The combined share of Titleist and Pinnacle in the domestic golf ball market fell approximately 2% in 2000. It is not possible to predict what long-term effect these new entrants or their impact on trade inventories will have on our business, but significant research and development and marketing expenditures to defend market share will continue.

The United States Golf Association (USGA) establishes standards for golf equipment used in competitive play in the United States. On November 2, 1998, the USGA announced the immediate implementation of a new golf club performance rule that established a rebound velocity standard for driving clubs. The Royal and Ancient Golf Club (R&A) establishes standards for golf equipment used in competitive play outside the United States and Mexico. On September 21, 2000, the R&A issued a Notice to Manufacturers announcing its decision not to adopt the USGA's rebound velocity standard or any new rule or test protocol for driving clubs. The R&A's decision not to adopt the rule implemented by the USGA will result in conflicting conformance standards for driving clubs in the United States and the rest of the world. The divergence between the USGA and the R&A on this issue may cause confusion to consumers and could be disruptive to the United States and world markets for driving clubs. In addition, the USGA rule could hamper innovation and make it more difficult to use technological advances to produce USGA conforming products. However, it is not possible to determine whether in the long term the USGA rule or the divergence in rules will have a material effect on the golf club industry and our golf products business.

The USGA has announced its intention to propose new rules addressing the initial velocity and overall distance standards for golf balls. Until more details regarding such potential rule changes become available, we cannot determine whether they would have a material effect on our group's golf ball business and/or the golf ball industry. However, the new rules being considered could incorporate regulations that would shorten the overall distance that golf balls are allowed to travel and that could hamper innovation in the design and manufacture of golf balls. The adoption of any such rules could materially impact our golf products business and/or the golf ball industry.

1999 COMPARED TO 1998 Net sales increased slightly, up $3.6 million, on sales gains in Titleist golf clubs, Titleist and Pinnacle golf balls and FootJoy shoes and gloves, reflecting volume increases principally on benefits from new products and line extensions. The increase was partly offset by a sales decline for Cobra golf clubs, reflecting discounting on older models and continued softness in the golf club market.

Operating company contribution increased $4.1 million, or 3%, on the higher sales and improved gross margin (manufacturing efficiencies resulting from increased automation). The increase was partly offset by higher operating expenses reflecting increased advertising expenses, partly offset by savings associated with 1998 and 1999 staff reductions at Cobra.

Results of Operations
--------------------------------------------------------------------------------
                                        Fortune Brands, Inc. and Subsidiaries

SPIRITS AND WINE

2000 COMPARED TO 1999 Net sales decreased $40.7 million, or 3%, principally on the effect of the Maxxium joint venture (as discussed below) and lower average foreign exchange rates. Product is now sold to Maxxium, net of excise taxes in certain markets, at a lower price since the related distribution costs are now incurred by Maxxium. On a comparable basis to prior periods, excluding the impact of Maxxium, net sales would have been $52.0 million higher, or 1% higher than 1999. This underlying increase in net sales was led by volume increases and higher prices. The volume increases primarily reflect increased volumes in existing premium, super-premium and wine products, line extensions and introductions of new products, principally in the United States, partially offset by volume declines in lower-margin U.S. and Scotch whiskey brands.

Operating company contribution increased $15.5 million, or 5%. The increase resulted primarily from favorable price and volume changes for some brands in the United States, as well as reduced costs from the Maxxium distribution joint venture, partly offset by adverse foreign exchange rates.

In August 1999, the spirits and wine business formed an international sales and distribution joint venture, named Maxxium International B.V., with Remy-Cointreau and Highland Distillers, to distribute and sell premium wines and spirits in key markets outside the United States. Our spirits and wine subsidiary agreed to contribute assets related to its international distribution network and make periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. The investments in Maxxium are recorded at book value of assets contributed plus cash invested.

The Maxxium joint venture, the merger of Grand Metropolitan and Guinness to create Diageo in late 1997 and the pending sale of Seagram to Diageo and Pernod-Ricard reflect a trend towards consolidation in the highly competitive global spirits and wine business. The creation of Diageo and the breadth of its portfolio, as well as continued consolidation of the supplier, distributor and retailer tiers, may present pricing and service challenges for our subsidiaries and their competitors. It may also present opportunities, particularly for the most efficient competitors.

Beverage alcohol sales are particularly sensitive to higher excise tax rates. Although no excise tax increases are presently pending in the two largest markets, the U.S. and the U.K., the possibility of future increases cannot be ruled out. It is impossible to predict whether any future excise tax increases will occur, and whether they would have an adverse effect on unit sales, profitability and industry trends if they did occur.

For many years through 1995, consumption of distilled spirits declined in many countries, including our major market, the U.S. However, since 1996, consumption in the U.S. has been steady or increased slightly, indicating that the historic decline may be reversing. From 1996 through 2000, cases of our spirits products sold by distributors to retailers declined, although the rate of decline has slowed since 1998. The number of cases sold may be affected by our spirits and wine business's historic strength in mid-to-low priced products that may not be fully benefiting from the factors influencing the recent industry trends. Our spirits and wine business has introduced and developed several premium brands in recent years and is focusing on the introduction of additional premium products to its portfolio to capitalize on the fastest growing segment of the spirits and wine industry. The number of cases sold may also be affected by price increases our spirits and wine business has implemented in recent years.

1999 COMPARED TO 1998 Net sales increased slightly on the benefit of the August 1998 Geyser Peak wine acquisition and overall volume increases and higher prices that offset the effect on reported sales of the Maxxium joint venture (as discussed above) and lower average foreign exchange rates. Product is now sold to Maxxium net of excise taxes in certain markets and at a lower price since related distribution costs are now incurred by Maxxium. The overall volume increases reflect line extensions in the U.S. (principally DeKuyper cordial line) and new products, partly offset by lower volumes on existing brands resulting from lower shipments of Scotch products in Europe and lower-margin U.S. brands. Shipments of Jim Beam bourbon and DeKuyper cordials increased.

Operating company contribution increased $24.7 million, or 9%. The increase resulted from the higher sales and improved gross margin (principally reflecting favorable product mix and price increases) and the full year benefits of the Geyser Peak wine acquisition, partly offset by higher operating expenses, net of a reduction in distribution expenses which are now incurred by the Maxxium joint venture. The higher operating expenses were caused by increased volume-related selling expenses. Operating results improved in the United States but Scotch unit volumes in Europe declined.

Quarterly Financial Data unaudited
--------------------------------------------------------------------------------
                                         Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

(In millions, except per share amounts)
2000                                               1st             2nd            3rd              4th
----------------------------------------------------------------------------------------------------------
Net sales/(1)/                                   $1,377.9          $1,518.6       $1,421.2        $1,526.8
Gross profit/(1)/                                   572.1             640.6          590.7           636.1
Operating company contribution                      182.5             238.5          204.0           249.2
Net income (loss)                                    64.3              97.4           73.3          (372.7)

Earnings per common share
   Basic/(2)/
     Net income (loss)                           $    .40          $    .61       $    .47        $  (2.41)
------------------------------------------------------------------------------- --------------------------
   Diluted/(2)/
     Net income (loss)                           $    .39          $    .61       $    .46        $  (2.41)
==========================================================================================================

1999                                               1st              2nd           3rd              4th
----------------------------------------------------------------------------------------------------------
Net sales/(1)/                                   $1,304.1          $1,435.0       $1,353.0        $1,486.9
Gross profit/(1)/                                   529.7             574.8          559.1           640.5
Operating company contribution                      170.8             218.9          194.4           245.2
Net income (loss)                                    56.1          (1,096.1)          48.2           101.2

Earnings per common share
   Basic/(3)/
     Net income (loss)                           $    .33          $  (6.56)      $    .29        $    .62
----------------------------------------------------------------------------------------------------------
   Diluted/(3)/
     Net income (loss)                           $    .32          $  (6.56)      $    .28        $    .61
==========================================================================================================

/(1)/ Net sales and gross profit have been restated due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10.

       In 2000, billed shipping and handling amounted to $14.1 million in the first quarter; $18.0 million in the second quarter; $ 17.9 million in the third quarter; and $18.7 million in the fourth quarter. (See Note 1.)

       In 1999, billed shipping and handling amounted to $11.8 million in the first quarter; $14.3 million in the second quarter; $13.7 million in the third quarter; and $14.5 million in the fourth quarter. (See Note 1.)

/(2)/ In 2000, net income (loss) and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $ 4.5 million ($7.0 million pre-tax, or 3 cents), in the first quarter (See
       Note 13); restructuring and other nonrecurring charges of $7.0 million ($11.1 million pre-tax, or 4 cents), in the second quarter, restructuring and other nonrecurring charges of $7.7 million ($12.3 million pre-tax, or 5 cents), in the third quarter; and restructuring and other nonrecurring charges of $27.4 million ($42.6 million pre-tax, or 17 cents) and a write-down of goodwill of $502.6 million ($487.4 million after-tax, or $3.09), in the fourth quarter. (See Note 1.)

       The sum of the quarterly earnings per common share for 2000 does not equal the amount shown for the year since assumed conversion of preferred stock and exercise of stock options is not considered in loss periods due to it being antidilutive.

/(3)/ In 1999, net income (loss) and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $ 69.9 million ($108.8 million pre-tax, or 42 cents), in the second quarter (See
       Note 13) and a write-down of goodwill of $1,126 million, or $ 6.76, in the second quarter due to a change in accounting principle (See Note 1): restructuring and other nonrecurring charges of $23.4 million ($37.5 million pre- tax, or 14 cents), in the third quarter, and restructuring and other nonrecurring charges of $32.3 million ($49.7 million pre-tax, or 19 cents) and a gain of $21.2 million ($31.6 million pre-tax, or 13 cents) from the sale of a financing subsidiary, in the fourth quarter.

       The sum of the quarterly earnings per common share for 1999 does not equal the amount shown for the year since assumed conversion of preferred stock and exercise of stock options is not considered in loss periods due to it being antidilutive.

Financial Condition
--------------------------------------------------------------------------------
                                         Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES Net cash provided from continuing operating activities in 2000 was $472.4 million compared with $488.4 million in 1999. The principal reasons for the decrease were: increases in inventory levels, particularly in home and golf products, a decrease in accrued taxes principally due to the reversal of a tax reserve no longer required, partly offset by a decrease in other assets.

NET CASH USED BY INVESTING ACTIVITIES Net cash used by investing activities in 2000 was $238.0 million compared with $349.2 million in 1999.

Capital expenditures. We focus our capital spending on becoming the lowest-cost producers of the highest-quality products. Capital expenditures in 2000 were $227.2 million as compared with $240.5 million in 1999. This includes $19.9 million in 2000 and $36.4 million in 1999 related to restructuring activities (principally land and buildings related to relocation of certain operations to Mexico). See Note 14 for capital expenditures. We currently estimate 2001 capital expenditures to be approximately $230 million and we expect to generate these funds internally.

Acquisitions and Joint Venture. In 2000, our spirits and wine business invested $25.6 million in its Maxxium joint venture toward its total investment of $110 million. In 1999, we acquired NHB Group, Ltd. and Boone International, Inc. and entered into the Maxxium joint venture for a total of $132.3 million, net of cash acquired. (See Note 2.)

NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES Net cash used by financing activities in 2000 was $284.0 million compared with $ 107.3 million in 1999. During the year, purchases of our common stock amounted to $256.1 million and proceeds received from the exercise of stock options decreased as options exercises were lower than in the previous year.

DIVIDENDS

We paid common dividends in 2000 of $0.93 per share. Dividends paid to common stockholders in 2000 decreased to $146.9 million from $148.7 million in 1999 due to the lower shares outstanding. On December 1, 2000, we increased the common stock quarterly dividend by 4% to $.24 per share, or an indicated annual rate of $0.96 per share.

FINANCIAL POSITION

At December 31, 2000, total debt increased $113 million to $2.0 billion. Short-term debt increased $166 million and long-term debt decreased $53 million. Our total debt to total capital ratio increased to 47.8% at December 31, 2000 from 40.3% at December 31, 1999. The increase was primarily a result of the write-down of goodwill.

During 1999, we issued $200 million of 7 1/8% Notes, Due 2004.

At December 31, 2000, $1 billion of debt securities were available for public sale under our shelf registration with the Securities and Exchange Commission. We also had $1.5 billion of long-term credit facilities, substantially all of which remained unused. These facilities are available for general corporate purposes, including acquisitions. They also support our short-term borrowings in the commercial paper market.

We believe that our internally generated funds, together with access to global credit markets, are adequate to meet our capital needs.

Working capital decreased to $224.6 million at December 31, 2000 from $ 309.9 million at December 31, 1999. Increased short-term debt (reflecting purchases of common stock and an investment in a joint venture in 2000) was the principal reason for the decline, partly offset by a decline in our accrued restructuring liability. We believe that our 2000 working capital level was adequate to support continued growth.

--------------------------------------------------------------------------------

FOREIGN EXCHANGE

Our subsidiaries have investments in various foreign countries, principally the United Kingdom, as well as Australia and Canada. Therefore, changes in the value of the currencies of these countries affect our balance sheet and cash flow statements when translated into U.S. dollars.

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

In conjunction with a long-term financing arrangement, we entered into derivative contracts in the fourth quarter of 1999, which were required to be marked to market. These contracts had fair market values which were principally offsetting and were no longer outstanding as of December 31, 1999.

FOREIGN EXCHANGE CONTRACTS We enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies. These contracts limit the risk that would otherwise result from changes in exchange rates. We primarily hedged short-term intercompany loans, intercompany purchases, foreign-denominated trade receivables primarily resulting from sales to Maxxium and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. We reflect any gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions in the income statement.

At December 31, 2000, we had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various currencies (principally pound sterling and euros) with a weighted average maturity of 41 days. At December 31, 1999, we had outstanding forward foreign exchange contracts to purchase $38 million and sell $129 million of various currencies (principally pound sterling) with a weighted average maturity of 64 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2000 and 1999, the fair value of all outstanding contracts and the contract amounts was essentially the same. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $0.4 million and $9 million, respectively. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would offset the changes in the underlying value of the transactions being hedged.

INTEREST RATES We may, from time to time, enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. We record the payments or receipts on the agreements as adjustments to interest expense. At December 31, 2000 and 1999, we did not have any outstanding interest rate swap agreements.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt (including current portion) at December 31, 2000 and 1999 was $1,138.5 million and $1,171.1 million, respectively. If the prevailing interest rates at December 31, 2000 and 1999 had increased by 1%, the fair value of our total long-term debt would have decreased by approximately $61 million and $64 million, respectively. We based fair values on quoted market prices, where available, and on investment bankers' quotes using current interest rates, considering credit ratings and the remaining terms to maturity.

See Notes 1 and 12 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

Financial Condition
--------------------------------------------------------------------------------
                                          Fortune Brands, Inc. and Subsidiaries
                                        ----------------------------------------

STOCKHOLDERS' EQUITY

Stockholders' equity at year end 2000 decreased $602.3 million to $2.1 billion. This decrease principally reflects the write-down of goodwill and purchases of common shares.

We purchased, through open market purchases and pursuant to a systematic share purchase program, 10 million and 11 million shares of common stock during 2000 and 1999, respectively. The systematic share purchase program was terminated in January 2000.

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

 . changes in interest rates,

 . competitive product and pricing pressures,

 . trade consolidations,

 . the impact of excise tax increases with respect to distilled spirits,

 . regulatory developments,

 . the uncertainties of litigation,

 . changes in golf equipment regulatory standards,

 . the impact of weather, particularly on the home and golf products groups,

 . expenses and disruptions related to shifts in manufacturing to different locations and sources,

 . challenges in the integration of acquisitions and joint ventures,

 . risks associated with the Company's implementation of strategic options for ACCO World Corporation, as well as

 . other risks and uncertainties detailed from time to time in the Company's
  Securities and Exchange Commission filings.

QUARTERLY COMMON STOCK CASH DIVIDEND PAYMENTS

                                          2000         1999
-----------------------------------------------------------
Payment date                         Per share    Per share
-----------------------------------------------------------
March 1                                 $  .23      $   .22
June 1                                     .23          .22
September 1                                .23          .22
December 1                                 .24          .23
-----------------------------------------------------------
                                        $  .93      $   .89
===========================================================

QUARTERLY COMPOSITE COMMON STOCK PRICES

                          2000                 1999
------------------------------------------------------------
                    High       Low        High      Low
------------------------------------------------------------
First               33   1/4   21   1/4   39        29   3/8
Second              29         22 11/16   45 7/8    38  1/16


Third               26   1/2   19  3/16   43        32   1/4
Fourth              30 15/16   24  1/16   36 3/8    30 13/16
============================================================

The common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

Consolidated Statement of Income

--------------------------------------------------------------------------------
                                      Fortune Brands, Inc. and Subsidiaries
--------------------------------------------------------------------------------

For years ended December 31 (In millions except per share amounts)               2000             1999              1998
------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                   $ 5,844.5       $  5,579.0        $  5,280.1
  Cost of products sold                                                       3,089.0          2,873.1           2,667.9
  Excise taxes on spirits and wine                                              352.7            401.8             443.7
  Advertising, selling, general and administrative expenses                   1,622.3          1,596.9           1,440.7
  Amortization of intangibles                                                    79.6             85.5             108.2
  Write-down of goodwill                                                        502.6          1,126.0                --
  Restructuring charges                                                          19.7            136.8                --
  Interest and related expenses                                                 133.8            106.8             102.7
  Other (income) expenses, net                                                    5.9            (27.2)              5.0
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                     38.9           (720.7)            511.9
  Income taxes                                                                  176.6            169.9             218.3
------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS                                       (137.7)          (890.6)            293.6
Extraordinary items                                                                --               --             (30.5)
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                           $  (137.7)      $   (890.6)       $    263.1
========================================================================================================================
EARNINGS PER COMMON SHARE
Basic
  Income (loss) from  continuing  operations                                $   (0.88)      $    (5.35)       $     1.70
  Extraordinary items                                                              --               --              (.18)
------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                         $   (0.88)      $    (5.35)       $     1.52
========================================================================================================================
Diluted
  Income (loss) from continuing operations                                  $   (0.88)      $    (5.35)       $     1.67
  Extraordinary items                                                                               --              (.18)
------------------------------------------------------------------------------------------------------------------------
  Net income (loss)                                                         $   (0.88)      $    (5.35)       $     1.49
========================================================================================================================
DIVIDENDS PAID PER COMMON SHARE                                             $     .93       $      .89        $      .85
========================================================================================================================
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic                                                                           157.6            166.6             172.2
========================================================================================================================
Diluted                                                                         157.6            166.6             176.2
========================================================================================================================

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet
--------------------------------------------------------------------------------
                                       Fortune Brands, Inc. and Subsidiaries
--------------------------------------------------------------------------------

December 31 (In millions, except per share amounts)                                        2000                  1999
--------------------------------------------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                                                      $      20.9           $      71.9
    Accounts receivable less allowances for discounts,
       doubtful accounts and  returns,  2000 $60.0; 1999 $63.4                           952.1                 956.5
    Inventories
       Bulk whiskey                                                                      297.9                 326.0
       Other raw materials, supplies and work in process                                 303.7                 284.3
       Finished products                                                                 477.6                 451.1
--------------------------------------------------------------------------------------------------------------------
                                                                                       1,079.2               1,061.4
    Other current assets                                                                 212.3                 223.0
--------------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                            2,264.5               2,312.8
--------------------------------------------------------------------------------------------------------------------

  Property, plant and equipment
    Land and improvements                                                                 98.5                 104.5
    Buildings and improvements to leaseholds                                             552.0                 515.0
    Machinery and equipment                                                            1,498.0               1,383.9
    Construction in progress                                                             126.6                 185.2
--------------------------------------------------------------------------------------------------------------------
                                                                                       2,275.1               2,188.6
    Less accumulated depreciation                                                      1,070.0               1,012.1
--------------------------------------------------------------------------------------------------------------------
    Property, plant and equipment, net                                                 1,205.1               1,176.5

  Intangibles resulting from business acquisitions,
    net of accumulated amortization, 2000 $794.1; 1999 $937.7                          1,989.4               2,592.1
  Other assets                                                                           305.1                 335.7
--------------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                                $   5,764.1           $   6,417.1
====================================================================================================================

See Notes to Consolidated Financial Statements.

                                                                                                            2000             1999
   ------------------------------------------------------------------------------------------------------------------------------
   LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities
       Notes payable to banks                                                                       $       41.7       $     35.1
       Commercial paper                                                                                    751.9            602.2
       Current portion of long-term debt                                                                    12.4              2.7
       Accounts payable                                                                                    291.8            272.2
       Accrued taxes                                                                                       387.3            436.3
       Accrued expenses and other liabilities                                                              554.8            654.4
   ------------------------------------------------------------------------------------------------------------------------------
           TOTAL CURRENT LIABILITIES                                                                     2,039.9          2,002.9
   ------------------------------------------------------------------------------------------------------------------------------


     Long-term debt                                                                                      1,151.8          1,204.8
     Deferred income taxes                                                                                  54.9             48.3
     Postretirement and other liabilities                                                                  381.6            422.9
   ------------------------------------------------------------------------------------------------------------------------------
           TOTAL LIABILITIES                                                                             3,628.2          3,678.9
   ------------------------------------------------------------------------------------------------------------------------------


     Stockholders' equity
       $2.67 Convertible Preferred stock                                                                     9.2              9.9
       Common stock, par value $3.125 per share, 229.6 shares issued                                       717.4            717.4
       Paid-in capital                                                                                     125.9            130.8
       Accumulated other comprehensive income (loss)                                                       (79.6)           (14.9)
       Retained earnings                                                                                 3,919.7          4,205.2
       Treasury stock, at cost                                                                          (2,556.7)        (2,310.2)
   ------------------------------------------------------------------------------------------------------------------------------
           TOTAL STOCKHOLDERS' EQUITY                                                                    2,135.9          2,738.2
   ------------------------------------------------------------------------------------------------------------------------------
           TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                               $    5,764.1       $  6,417.1
   ==============================================================================================================================

See Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------
                                      Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

       For years ended December 31 (In millions)                                           2000              1999            1998
       --------------------------------------------------------------------------------------------------------------------------
       OPERATING ACTIVITIES
       Net income (loss)                                                              $  (137.7)        $  (890.6)      $   263.1
       Write-down of goodwill                                                             502.6           1,126.0              --
       Restructuring charges                                                               19.7             136.8              --
       Extraordinary items                                                                   --                --            30.5
       Depreciation and amortization                                                      236.7             230.5           251.1
       Increase in accounts receivable                                                    (22.6)            (24.4)          (38.0)
       (Increase) decrease in inventories                                                 (49.3)             34.7           (89.7)
       Decrease (increase) in other assets                                                 17.2             (57.2)          (20.6)
       (Decrease) increase in accrued taxes                                               (46.8)             (6.5)           38.6
       Decrease in accounts payable, accrued expenses and other liabilities               (68.8)            (68.6)          (63.1)
       Increase in deferred income taxes                                                   34.0               1.2            44.0
       Other operating activities, net                                                    (12.6)              6.5           (11.7)
       --------------------------------------------------------------------------------------------------------------------------
          NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES                          472.4             488.4           404.2
       --------------------------------------------------------------------------------------------------------------------------
       INVESTING ACTIVITIES
       Additions to property, plant and equipment                                        (227.2)           (240.5)         (251.9)
       Investment in joint venture and acquisitions, net of cash acquired                 (25.6)           (132.3)         (271.8)
       Proceeds from  the disposition of property, plant and equipment                     15.0              23.2             6.5
       Proceeds from the disposition of operations, net of cash                              --                --            17.0
       Other investing activities, net                                                     (0.2)              0.4            (2.6)
       --------------------------------------------------------------------------------------------------------------------------
          NET CASH USED BY INVESTING ACTIVITIES                                          (238.0)           (349.2)         (502.8)
       --------------------------------------------------------------------------------------------------------------------------
       FINANCING ACTIVITIES
       Increase in short-term debt, net                                                   159.4             316.5            92.8
       Issuance of long-term debt                                                           0.6             226.3           624.1
       Repayment of long-term debt                                                        (43.4)           (182.6)         (376.0)
       Dividends to stockholders                                                         (147.7)           (149.6)         (147.4)
       Cash purchases of common stock for treasury                                       (256.1)           (397.7)         (112.0)
       Proceeds received from exercise of stock options                                     2.7              80.4            56.6
       Other financing activities, net                                                      0.5              (0.6)          (47.9)
       --------------------------------------------------------------------------------------------------------------------------
          NET CASH (USED) PROVIDED BY FINANCING  ACTIVITIES                              (284.0)           (107.3)           90.2
       --------------------------------------------------------------------------------------------------------------------------
       Effect of foreign exchange rate changes on cash                                     (1.4)             (0.3)           (5.5)
       --------------------------------------------------------------------------------------------------------------------------
          NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        $   (51.0)        $    31.6       $   (13.9)
       ==========================================================================================================================
       Cash and cash equivalents at beginning of year                                 $    71.9         $    40.3       $    54.2
       Cash and cash equivalents at end of year                                       $    20.9         $    71.9       $    40.3
       ==========================================================================================================================
       Cash paid during the year for
          Interest, net of capitalized amount                                         $   140.9         $   114.7       $   107.9
          Income taxes                                                                $   178.1         $   171.3       $   124.1
       ==========================================================================================================================

       See Notes to Consolidated Financial Statements.

Consolidated Statement of Stockholders' Equity
--------------------------------------------------------------------------------
                                           Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------

                                         $2.67                                 Accumulated
                                      Convertible                                 Other                    Treasury
                                      Preferred      Common      Paid-In      Comprehensive   Retained      Stock,
(In millions)                           Stock         Stock      Capital      Income (Loss)   Earnings     At Cost         Total
---------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998               11.3          717.4       151.1            6.9       5,129.7      (1,999.3)      4,017.1

Comprehensive income
   Net income                              --             --          --             --         263.1            --         263.1
   Changes during the year                 --             --          --           (2.2)           --            --          (2.2)
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                 --             --                       (2.2)        263.1                       260.9

Dividends                                  --             --          --             --        (147.4)           --        (147.4)
Purchases                                  --             --          --             --            --        (112.2)       (112.2)
Conversion of preferred stock
   and delivery of stock
   plan shares                           (0.8)            --        (3.5)            --            --          83.4          79.1
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998             10.5          717.4       147.6            4.7       5,245.4      (2,028.1)      4,097.5

Comprehensive income
   Net loss                                --             --          --             --        (890.6)           --        (890.6)
   Changes during the year                 --             --          --          (19.6)           --            --         (19.6)
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                   --             --          --          (19.6)       (890.6)           --        (910.2)

Dividends                                  --             --          --             --        (149.6)           --        (149.6)
Purchases                                  --             --          --             --            --        (397.6)       (397.6)
Conversion of preferred stock
   and delivery of stock
   plan shares                           (0.6)            --       (16.8)            --            --         115.5          98.1
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999       $      9.9      $   717.4   $   130.8        $ (14.9)   $  4,205.2   $  (2,310.2)   $  2,738.2

Comprehensive income
   Net loss                                --             --          --             --        (137.7)           --        (137.7)
   Changes during the year                 --             --          --          (64.7)         (0.1)           --         (64.8)
---------------------------------------------------------------------------------------------------------------------------------
Total comprehensive loss                   --             --          --          (64.7)       (137.8)           --        (202.5)

Dividends                                  --             --          --             --        (147.7)           --        (147.7)
Purchases                                  --             --          --             --            --        (255.8)       (255.8)
Conversion of preferred stock
   and delivery of stock
   plan shares                           (0.7)            --        (4.9)            --            --           9.3           3.7
---------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000       $      9.2      $   717.4   $   125.9        $ (79.6)   $   3,919.7  $  (2,556.7)   $  2,135.9
=================================================================================================================================

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                            Fortune Brands, Inc and Subsidiaries
                                            ------------------------------------

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

Certain reclassifications have been made in the prior years' financial statements to conform with the current year presentation.

CASH AND CASH EQUIVALENTS Highly liquid investments with an original maturity of three months or less are included in cash and cash equivalents.

INVENTORIES Inventories are priced at the lower of cost (principally first-in, first-out and average and minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although part of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

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

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital, risk adjusted where necessary. Estimated cash flows are then determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangible) and goodwill over the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to April 1, 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows.

In accordance with this accounting policy, during the fourth quarter of 2000, the Company recorded a non-cash write-down of goodwill of $502.6 million, $487.3 million after-tax ($3.09 per share). This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing strategic review process, which led to the implementation of additional restructuring actions.

Included in intangible assets, at December 31, 2000 and 1999 are $859.6 million and $880.1 million, respectively, of identifiable intangibles, net of cumulative amortization, comprised primarily of brands and trademarks which are being amortized over their useful life of up to 40 years.

Change in accounting for goodwill. Effective April 1, 1999, the Company elected to change its method for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows. The Company determined that using a discounted cash flow methodology was a preferable policy. The rate used in determining discounted cash flows was a rate corresponding to the Company's cost of capital, risk adjusted where necessary. The Company believes that fair value (i.e., discounted cash flow) is preferable because it is consistent with the basis used for investment decisions (acquisitions and capital projects) and takes into account the specific and detailed operating plans and strategies of each business. This change represents a change in accounting principle which is indistinguishable from a change in estimate and accordingly, the effect of the change was recorded in the second quarter of 1999.

This change resulted in a non-cash write-down of goodwill of $1,126 million ($6.76 per share) in the second quarter of 1999. The write-downs by business segment were: golf products - $517.7 million, spirits and wine - $502.7 million and office products - $105.6 million.

NET SALES Net sales reflect the effect of a reclassification of amounts billed to cover shipping and handling costs primarily from the category "advertising, selling, general and administrative expenses". This reclassification, which added $68.7 million, $54.3 million and $39.2 million to net sales for the years ending December 31, 2000, 1999 and 1998, respectively, was required by the Emerging Issues Task Force Issue No. 00-10. This reclassification did not result in a change in the Company's operating company contribution, earnings or earnings per share in any of the periods affected. In addition, our income statement reflects certain expenses to cover shipping and handling costs charged by third parties. These expenses, primarily classified in advertising, selling and general and administrative expenses, amounted to $174.1 million, $152.1 million and $135.8 million for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company generally recognizes revenue as products are shipped to customers, net of applicable provisions for discounts, returns and allowances. The
Company provides for its estimate of potential bad debt and warranty expense at the time of revenue recognition.

ADVERTISING COSTS Advertising costs, which amounted to $378.4 million, $365.6 million and $318.6 million in 2000, 1999 and 1998, respectively, are principally charged to expense as incurred.

The Company capitalizes certain direct-response advertising costs. Such costs are generally amortized in proportion to when revenues are recognized. The amounts of direct response advertising capitalized in 2000 and 1999 were $18.7 and $24.3 million, respectively. Amortization of $20.7 million, $26.8 million and $27.4 million was recorded in the years ended December 31, 2000, 1999 and 1998, respectively and is included in the above amounts.

RESEARCH AND DEVELOPMENT Research and development expenses, which amounted to $55.5 million, $55.6 million and $54.0 million in 2000, 1999 and 1998, respectively, are charged to expense as incurred.

INCOME TAXES Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $212.0 million at December 31, 2000, as such earnings are expected to be permanently reinvested in these companies.

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

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                            Fortune Brands, Inc and Subsidiaries
                                           -------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS Derivative financial instruments are utilized by the Company, principally to reduce foreign currency exchange and interest rate risks. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. The Company does not enter into financial instruments for trading or speculative purposes.

Gains and losses on forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies and the offsetting losses and gains on hedged transactions are recorded in the "Other (income) expenses, net" caption in the income statement.

Gains and losses on forward foreign exchange contracts used to hedge a portion of the Company's investment in foreign subsidiaries and the offsetting losses and gains on the portion of the investment being hedged are recorded in the "Accumulated other comprehensive income(loss)" caption in stockholders' equity.

Payments or receipts on interest rate swap agreements are recorded in the "Interest and related expenses" caption in the income statement.

In June 1999, FAS Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," was issued, deferring the effective date of FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," from January 1, 2000 to January 1, 2001. These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. The Company will adopt FAS 133, as amended by FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of FAS Statement 133", beginning January 1, 2001.

The Company currently enters into foreign currency hedges to mitigate any unforeseen risks in the fluctuation of the underlying foreign currencies. These new Statements will have an insignificant impact on our balance sheet, income statement or footnote disclosures as of January 1, 2001.

2. ACQUISITIONS, DISPOSALS AND JOINT VENTURES

In 1999, the home products business acquired NHB Group Ltd., a manufacturer of ready-to-assemble kitchen and bath cabinetry and the office products business acquired Boone International Inc., a manufacturer of dry-erase boards and markers, bulletin boards, easels and other presentation products. The aggregate cost of these acquisitions was $103.6 million, including fees and expenses. The cost exceeded the estimated fair value of net assets acquired by $78 million.

In 1999, the Company recognized a gain of $31.6 million, $21.2 million after tax, on the sale of a financing subsidiary. This amount is included in the "Other (income) expenses, net" caption in the income statement.

In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium International B.V. (Maxxium) with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. The Company agreed to contribute assets related to its international distribution network and make periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. The Company's investments in Maxxium were recorded at its book value of assets contributed plus cash invested. In January 2000, the Company's spirits and wine business made a cash investment of $25.6 million in Maxxium towards its total investment of $110 million. In addition, the Company guarantees certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $77 million of which $68 million was outstanding at December 31, 2000.

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

3. SHORT-TERM BORROWINGS AND CREDIT FACILITIES

At December 31, 2000 and 1999, there were $793.6 million and $637.3 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 6.3% and 5.2%, respectively.

At December 31, 2000 and 1999, there were $26.6 million and $12.4 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $59.8 million and $21.8 million, respectively, for general corporate purposes, including acquisitions.

In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital, of up to $76.9 million of which $10.4 million was outstanding at year end.

See Note 12 for a description of the Company's use of financial instruments.

4.  LONG-TERM DEBT

The components of long-term debt are as follows:

(in millions)                                    2000         1999
------------------------------------------------------------------
Notes payable/(a)/                           $  200.0     $  200.0
Revolving credit notes/(a)/                        --         42.7
8 1/2% Notes, Due 2003/(b)/                     106.9        106.9
7 1/8% Notes, Due 2004                          200.0        200.0
6 1/4% Notes, Due 2008                          200.0        200.0
8 5/8% Debentures, Due 2021/(b)/                 90.9         90.9
7 7/8% Debentures, Due 2023                     150.0        150.0
6 5/8% Debentures, Due 2028                     200.0        200.0
Other notes/(c)/                                 11.0         11.0
Miscellaneous                                     5.4          6.0
------------------------------------------------------------------
                                              1,164.2      1,207.5
Less current portion                             12.4          2.7
------------------------------------------------------------------
                                             $1,151.8     $1,204.8
==================================================================

/(a)/ The Company maintains revolving credit agreements expiring in 2002 with various banks, which provide for unsecured borrowings of up to $1.5 billion. The interest rate is set at the time of each borrowing. A commitment fee of .10% per annum is paid on the unused portion. The fee is subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements may be made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company has the ability and intent to refinance $200 million of short-term notes payable; accordingly, short-term notes payable in this amount have been classified as long-term debt at December 31, 2000.

/(b)/ See Note 15.

/(c)/ The Other notes mature in 2001, with a weighted average coupon of 8.8%.

Estimated payments for maturing debt during the next five years are as follows:
2001, $12.4 million; 2002, $201.1 million; 2003, $109.5 million; 2004, $200.1 million; and no payments in 2005.

5. $2.67 CONVERTIBLE PREFERRED STOCK--REDEEMABLE AT COMPANY'S OPTION

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 2000, 1999 and 1998 were 302,399 shares, 323,325 shares and 344,831 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the common shares), preference in liquidation over holders of common stock of $30.50 per share plus accrued dividends and to convert each share of such stock into 6.205 shares of common stock. Authorized but unissued common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. Shares converted were 20,926 shares, 21,506 shares and 25,108 shares during 2000, 1999 and 1998, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

A cash dividend of $2.67 per share in the aggregate amounts of $0.8 million, $0.9 million and $0.9 million was paid in each of the years ended December 31, 2000, 1999 and 1998, respectively.

6. CAPITAL STOCK

The Company has 750 million authorized shares of common stock and 60 million authorized shares of Preferred stock.

There were 153,508,867 and 163,243,041 common shares outstanding at December 31, 2000 and 1999, respectively.

The cash dividends paid on the common stock for the years ended December 31, 2000, 1999 and 1998 aggregated $146.9 million, $148.7 million and $146.5 million, respectively.

Treasury shares purchased and received as consideration for stock options exercised amounted to 10,021,166 shares in 2000; 11,181,299 shares in 1999; and 3,444,180 shares in 1998. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 286,992 shares in 2000; 3,540,070 shares in 1999; and 2,472,461 shares in 1998. At December 31, 2000 and 1999 there were 76,061,157 and 66,326,983 common treasury shares, respectively.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                        Fortune Brands, Inc. and Subsidiaries
                                       -----------------------------------------

7.  PREFERRED SHARE PURCHASE RIGHTS

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

All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 2000, outstanding Rights would have been exercisable as described above in the aggregate for 1,535,047 of such shares.

8.  STOCK PLANS

The 1999 Long-Term Incentive Plan authorizes the granting to key employees of the Company and its subsidiaries of incentive and nonqualified stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards, any of which may be granted alone or in combination with other types of awards or dividend equivalents. Such grants may be made on or before December 31, 2004 for up to 12 million shares of common stock, but no more than 2 million shares may be granted to any one individual. Stock options and stock appreciation rights may no longer be granted under the Company's 1986 Stock Option Plan and stock options, stock appreciation rights, restricted stock, performance awards and other stock-based awards may no longer be granted under the Company's 1990 Long-Term Incentive Plan, as amended. Outstanding awards under the 1990 Long-Term Incentive Plan may continue to be exercised or paid pursuant to their terms. Stock options under the Plans have exercise prices equal to fair market values at dates of grant. Options generally may not be exercised prior to one year or more than ten years from the date of grant. Options granted since November 1998 generally vest one-third each year over a three year period after the date of grant. Stock appreciation rights, which may be granted in conjunction with option grants, permit the optionees to receive shares of common stock, cash or a combination of shares and cash measured by the difference between the option exercise price and the fair market value of the common stock at the time of exercise of such right.

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the fixed stock options granted in 2000, 1999 and 1998 been determined consistent with FAS No. 123, pro forma net income (loss) and earnings per common share would have been as follows:

(In millions,
except per share amounts)          2000        1999      1998
--------------------------------------------------------------
Net income (loss)               $ (152.7)   $ (897.6)  $ 252.9
==============================================================
Earnings per Common share
   Basic                        $  (0.97)   $  (5.39)  $  1.46
==============================================================
   Diluted                      $  (0.97)   $  (5.39)  $  1.43
==============================================================

Changes during the three years ended December 31, 2000 in shares under options were as follows:

                                                    Weighted-Average
                                     Options         Exercise Price
-------------------------------------------------------------------
Outstanding at January 1, 1998     12,103,799          $  27.57
   Granted                          2,612,300             35.01
   Exercised                       (2,230,843)            25.58
   Lapsed                             (69,930)            34.55
-------------------------------------------------------------------
Outstanding at December 31, 1998   12,415,326             29.45
   Granted                          2,225,401             34.23
   Exercised                       (3,284,072)            26.10
   Lapsed                            (198,311)            34.21
-------------------------------------------------------------------
Outstanding at December 31, 1999   11,158,344             31.30
   Granted                          3,184,450             24.46
   Exercised                         (122,941)            22.09
   Lapsed                            (426,179)            33.56
-------------------------------------------------------------------
Outstanding at December 31, 2000   13,793,674          $  29.73
===================================================================

Options exercisable at the end of each of the three years ended December 31, 2000 were as follows:

                                     Options       Weighted-Average
                                   Exercisable      Exercise Price
-------------------------------------------------------------------
December 31, 2000                   8,710,980          $  30.63
December 31, 1999                   7,641,037          $  29.84
December 31, 1998                   9,732,526          $  27.92

The weighted-average fair values of options granted during 2000, 1999 and 1998 were $6.15, $8.80, and $6.70, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998:

                                     2000        1999         1998
------------------------------------------------------------------------
Expected dividend yield              3.4%        2.7%         2.7%
Expected volatility                 30.0%       28.0%        21.0%
Risk-free interest rate              6.0%        6.0%         4.8%
Expected term                        4.5 Years   4.5 Years    4.5 Years

Options outstanding at December 31, 2000 were as follows:

                                      Weighted       Weighted
                                       Average        Average
Range of                Number       Contractual     Exercise
Exercise Prices      Outstanding        Life          Price
-------------------------------------------------------------
$20.98 to $24.50       4,329,511         8.0          $23.67
 26.03 to  33.41       3,622,157         4.8           28.66
 34.19 to  39.88       5,842,006         8.0           34.89
-------------------------------------------------------------
$20.98 to $39.88      13,793,674         7.2          $29.73
=============================================================

Options exercisable at December 31, 2000 were as follows:

Number                        Weighted-Average
Exercisable                   Exercise Price
----------------------------------------------
2,685,339                         $ 24.40
2,789,095                           31.16
3,236,546                           35.35
----------------------------------------------
8,710,980                         $ 30.63
==============================================

At December 31, 2000, performance awards were outstanding pursuant to which up to 144,750 shares, 222,150 shares, 156,000 shares and 207,750 shares may be issued in 2001, 2002, 2003, and 2004 respectively, depending on the extent to which certain specified performance objectives are met. 99,781 shares, 117,690 shares and 81,569 shares were issued pursuant to performance awards during 2000, 1999 and 1998, respectively. The costs of performance awards are expensed over the performance period.

Compensation expense for stock based plans recorded for 2000, 1999 and 1998 was $3.5 million, $3.4 million and $4.3 million, respectively.

Shares available in connection with future awards under the Company's stock plans at December 31, 2000, 1999 and 1998 were: 6,465,498; and 9,752,818; and
6,843,255, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.


9. PENSION AND OTHER RETIREE BENEFITS

The Company has a number of pension plans, principally in the United States, covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are made as necessary to ensure legal funding requirements are satisfied.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Many employees and retirees outside the United States are covered by government health care programs.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                     Fortune Brands, Inc and Subsidiaries
                                    --------------------------------------------

The components of net pension and postretirement costs are as follows:

                                                       Pension  Benefits              Postretirement Benefits
---------------------------------------------------------------------------------------------------------------
(In millions)                                     2000      1999(a)      1998         2000       1999     1998
---------------------------------------------------------------------------------------------------------------
Service cost                                    $ 31.4      $ 33.6     $ 31.4        $ 1.8      $ 2.2    $ 2.1
Interest cost                                     55.8        52.9       50.5          7.8        7.8      8.5
Expected return on plan assets                   (76.1)      (70.0)     (66.3)          --         --       --
Net amortization and deferral                      1.0         5.9        4.2         (4.4)      (2.3)    (1.5)
---------------------------------------------------------------------------------------------------------------
                                                $ 12.1      $ 22.4     $ 19.8        $ 5.2      $ 7.7    $ 9.1
===============================================================================================================

(a) The above costs, for 1999, exclude: special termination benefits ($17.4 million); a curtailment loss ($8.5 million); and a settlement loss ($3.8 million) which were recorded as a component of employee termination costs in restructuring charges. (See Note 13).

--------------------------------------------------------------------------------

The reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

                                        Pension        Postretirement
                                        Benefits          Benefits
------------------------------------------------------------------------
(In millions)                        2000     1999      2000        1999
------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
   Benefit obligation at
     beginning of year            $ 816.4   $803.7   $ 108.9     $ 121.6
   Service cost                      31.4     33.6       1.8         2.2
   Interest cost                     55.8     52.9       7.8         7.8
   Actuarial loss (gain)              9.8    (30.7)      8.7       (16.8)
   Participants' contributions        2.4      3.0       1.1         0.9
   Foreign exchange
     rate changes                   (21.9)    (8.1)     (0.7)       (0.2)
   Benefits paid                    (58.9)   (52.2)     (9.0)       (7.2)
   Other items                        0.2     14.2       1.4         0.6
------------------------------------------------------------------------
   Benefit obligation
     at end of year                 835.2    816.4     120.0       108.9
------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
   Fair value of plan assets
     at beginning of year           858.0    806.5        --          --
   Actual return on plan assets      39.2     79.3        --          --
   Employer contributions            37.3     23.5       7.9         6.3
   Participants' contributions        2.4      3.0       1.1         0.9
   Foreign exchange
     rate changes                   (23.6)    (8.6)       --          --
   Benefits paid                    (58.9)   (52.2)     (9.0)       (7.2)
   Other items                        0.5      6.5        --          --
------------------------------------------------------------------------
   Fair value of plan
     assets at end of year          854.9    858.0        --          --
------------------------------------------------------------------------
FUNDED STATUS                        19.7     41.6    (120.0)     (108.9)
   Unrecognized actuarial
     loss (gain)                      3.5    (29.1)    (22.9)      (36.3)
   Unrecognized transition           10.5     (2.8)       --          --
     loss (gain)
   Unrecognized prior service cost   20.6     21.9      (0.8)       (2.4)
   Other                              0.9     (0.4)       --          --
------------------------------------------------------------------------
Net amount recognized             $  55.2   $ 32.0   $(143.7)    $(147.6)
========================================================================

Amounts recognized in the balance sheet are as follows:

                                        Pension        Postretirement
                                        Benefits          Benefits
------------------------------------------------------------------------
(In millions)                        2000     1999      2000        1999
------------------------------------------------------------------------
Prepaid pension benefit           $ 87.7    $ 75.8   $    --     $    --
Accrued benefit Liability          (51.1)    (57.9)   (143.7)     (147.6)
Intangible assets                   10.7       8.9        --          --
Accumulated other
   comprehensive income              7.9       5.2        --          --
------------------------------------------------------------------------
Net amount recognized             $ 55.2    $ 32.0   $(143.7)    $(147.6)
========================================================================
Weighted-average assumptions:
   Discount rate                     7.2%      7.2%      7.4%        7.4%
   Expected long-term rate
     of return on plan assets        9.6%      9.2%       --          --
   Rate of compensation
     increase                        4.9%      5.0%      4.9%        5.0%
========================================================================

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $216.0 million, $205.6 million and $176.0 million, respectively, as of December 31, 2000 and $129.4 million, $118.8 million and $80.1 million, respectively, as of December 31, 1999.

--------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2000 is 7 1/2%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2000 and the postretirement benefit obligation as of December 31, 2000 by $0.9 million and $10.0 million, respectively. A one- percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2000 and the postretirement benefit obligation by $0.8 million and $9.2 million, respectively.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $21.9 million, $21.3 million and $22.7 million in 2000, 1999 and 1998, respectively.

10. LEASE COMMITMENTS

Future minimum rental payments under noncancelable operating leases as of December 31, 2000 are as follows:

(in millions)
------------------------------------------------------------
2001                                                 $  55.3
2002                                                    48.6
2003                                                    37.5
2004                                                    31.4
2005                                                    27.2
Remainder                                              111.8
------------------------------------------------------------
Total minimum rental payments                          311.8
Less minimum rentals to be received under
   noncancelable subleases                              15.7
------------------------------------------------------------
                                                     $ 296.1
============================================================

Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $53.9 million, $50.3 million and $49.8 million in 2000, 1999 and 1998, respectively.

11. INCOME TAXES

The components of income (loss) from continuing operations before income taxes are as follows:

(In millions)                2000       1999      1998
------------------------------------------------------
Domestic operations        $(60.2)   $(320.0)   $407.1
Foreign operations           99.1     (400.7)    104.8
------------------------------------------------------
                           $ 38.9    $(720.7)   $511.9
======================================================

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

(In millions)                          2000         1999      1998
------------------------------------------------------------------
Income taxes computed at federal
   statutory income tax rate         $ 13.6      $(252.2)   $179.2
Other income taxes,
   net of federal tax benefit          20.5         21.3      17.4
Goodwill write-down and
   amortization not deductible
   for income tax purposes            183.2        418.5      33.4
Miscellaneous, including
   reversals of tax provisions
   no longer required                 (40.7)(a)    (17.7)    (11.7)
------------------------------------------------------------------
Income taxes as reported             $176.6      $ 169.9    $218.3
==================================================================

(a) Includes a $30 million reversal of tax reserve that is no longer required.

Income taxes are as follows:

(In millions)                          2000         1999      1998
------------------------------------------------------------------
Currently payable
   Federal                           $ 83.9      $ 45.8     $106.7
   Foreign                             34.5        98.9       35.3
   Other                               28.5        28.2       25.3
Deferred
   Federal and other                   26.1        (6.8)      42.2
   Foreign                              3.6         3.8        8.8
------------------------------------------------------------------
                                     $176.6      $169.9     $218.3
==================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                            Fortune Brands, Inc and Subsidiaries
                                           -------------------------------------

The components of net deferred tax assets (liabilities) are as follows:

(In millions)                                2000        1999
--------------------------------------------------------------

Current assets

   Compensation and benefits              $    9.2     $  10.6
   Other reserves                             22.5        30.9
   Capitalized interest-inventory             14.7        13.9
   Restructuring                               5.7        17.7
   Interest                                    1.9         1.9
   Accounts receivable                        13.7        14.9
   Miscellaneous                              33.1        29.5
--------------------------------------------------------------
                                             100.8       119.4
--------------------------------------------------------------

Current liabilities
   Inventories                               (12.2)      (12.3)
   Miscellaneous                             (21.5)      (16.9)
--------------------------------------------------------------
                                             (33.7)      (29.2)
--------------------------------------------------------------

     Deferred income taxes included in
        Other current assets                  67.1        90.2
--------------------------------------------------------------

Noncurrent assets
   Compensation and benefits                  51.9        48.9
   Other retiree benefits                     30.3        30.8
   Other reserves                             31.7        28.2
   Foreign exchange                            1.2         1.3
   Miscellaneous                              26.7        31.4
--------------------------------------------------------------
                                             141.8       140.6
--------------------------------------------------------------

Noncurrent liabilities
   Depreciation                              (72.7)      (70.4)
   Pensions                                   (4.9)       (6.4)
   Trademark amortization                    (81.1)      (74.1)
   Miscellaneous                             (38.0)      (38.0)
--------------------------------------------------------------
                                            (196.7)     (188.9)
--------------------------------------------------------------

        Deferred income taxes                (54.9)      (48.3)
--------------------------------------------------------------

Net deferred tax asset                    $   12.2     $  41.9
==============================================================

12.  FINANCIAL INSTRUMENTS

The Company does not enter into financial instruments for trading or speculative purposes. Financial instruments are used to principally reduce the impact of changes in foreign currency exchange rates and interest rates. The principal financial instruments used are forward foreign exchange contracts and interest rate swaps. The counterparties are major financial institutions. Although the Company's theoretical risk is the replacement cost at the then estimated fair value of these instruments, management believes that the risk of incurring losses is remote and that such losses, if any, would be immaterial.

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

At December 31, 2000, the Company had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various foreign currencies (principally pound sterling and euros), with maturities ranging from January 3, 2001 to December 21, 2001, with a weighted average maturity of 41 days. At December 31, 1999, the Company also had outstanding forward foreign exchange contracts to purchase $38 million and sell $129 million of various foreign currencies (principally pound sterling), with maturities ranging from January 3, 2000 to December 22, 2000, with a weighted average maturity of 64 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2000 and 1999, the fair value of all outstanding contracts and the contract amounts were essentially the same.

The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. At December 31, 2000 and 1999, the Company did not have any outstanding interest rate swap agreements.

The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

The estimated fair value of the Company's $1,164.2 million and $1,207.5 million total long-term debt (including current portion) at December 31, 2000 and 1999 was approximately $1,138.5 million and $1,171.1 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

13. RESTRUCTURING AND OTHER NONRECURRING CHARGES
During 1999, the Company recorded pre-tax restructuring charges as follows:

(In millions)                                     Restructuring
---------------------------------------------------------------
Home products                                          $   24.0
Office products                                            16.2
Golf products                                              11.4
Spirits and wine                                           18.8
Corporate office                                           66.4
---------------------------------------------------------------
                                                       $  136.8
===============================================================

Home products includes reductions in force (856 positions) as a result of the move of substantially all of the lock assembly operations and certain specialty plumbing operations to Mexico.

Office products includes reductions in force resulting from the move of labeling and printing production to Mexico as well as other reductions in force in the U.S. and Europe. The total reduction in force was 406 positions.

Golf products includes asset write-offs and reductions in force (180 positions) principally resulting from consolidation of golf club facilities from six to three.

Spirits and wine charges include termination of distribution contracts, lease cancellation costs and employee severance costs (50 positions) related to the formation of the Maxxium joint venture.

Corporate office includes employee-related and lease termination costs related to the relocation of the Corporate office to Lincolnshire, Illinois. Employee costs represent severance payments, costs related to a voluntary early retirement program, and expenses for long-term incentive and pension plans. These costs related to 130 people who either did not relocate or whose positions were eliminated.

In connection with the restructuring program established in 1999, the Company recorded pre-tax restructuring charges for the year ended December 31, 2000 as follows:

(In millions)                                     Restructuring
---------------------------------------------------------------
Home products                                          $    3.6
Office products                                            13.3
Golf products                                               2.8
---------------------------------------------------------------
                                                       $   19.7
===============================================================

The above charges include costs associated with the elimination of 648 positions for the year ended December 31, 2000.

Home products includes charges related to employee termination costs (89 positions).

Office products includes charges related to employee termination costs (462 positions) and asset write-offs.

Golf products includes charges related to lease cancellation and employee termination costs (97 positions).

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                            Fortune Brands, Inc and Subsidiaries
                                           -------------------------------------

Reconciliation of the restructuring liability, as of December 31, 1999 is as follows:

                                                              Total              Cash      Non-Cash       Balance at
(In millions)                                             Provision      Expenditures    Write-offs         12/31/99
--------------------------------------------------------------------------------------------------------------------
Rationalization of operations
   Employee termination costs/(1)/                         $   86.8        $   (14.1)     $  (34.4)         $   38.3
   Other                                                        6.6             (4.9)         (0.2)              1.5
International distribution and lease agreements                34.1             (0.6)        (17.2)             16.3
Loss on disposal of assets                                      9.3               --          (8.5)              0.8
--------------------------------------------------------------------------------------------------------------------
                                                           $  136.8        $   (19.6)     $  (60.3)         $   56.9
====================================================================================================================

/(1)/ As of December 31, 1999, 1,005 of the 1,622 positions were eliminated.

--------------------------------------------------------------------------------

Reconciliation of the restructuring liability, as of December 31, 2000 is as follows:

                                                 Balance at          2000            Cash    Non-Cash     Balance at
(In millions)                                      12/31/99     Provision    Expenditures   Write-offs      12/31/00
--------------------------------------------------------------------------------------------------------------------
Rationalization of operations

   Employee termination costs/(1)/                  $  38.3       $  14.8      $   (37.6)     $  (1.2)      $   14.3
   Other                                                1.5          (0.6)           1.5         (2.4)            --
International distribution and lease agreements        16.3           2.1           (2.5)        (8.3)           7.6
Loss on disposal of assets                              0.8           3.4             --         (2.6)           1.6
--------------------------------------------------------------------------------------------------------------------
                                                    $ 56.9        $  19.7      $   (38.6)     $ (14.5)      $   23.5
====================================================================================================================

/(1)/ Of the 2,270 positions planned for elimination, 2,052 had been eliminated as of December 31, 2000.

The Company expects that all remaining activity will be completed within the next twelve months.

During 1999, the Company recorded other nonrecurring charges as follows:

                        Cost of
                          Sales          SG&A
(In millions)           Charges       Charges      Total
--------------------------------------------------------
Home products           $   3.5       $   1.7    $   5.2
Office products             2.3           5.1        7.4
Golf products              25.2           5.5       30.7
Corporate office             --          15.9       15.9
--------------------------------------------------------
                        $  31.0       $  28.2    $  59.2
========================================================

Other nonrecurring charges include charges related to the 1999 restructuring activities:

Home products includes relocation costs for certain manufacturing facilities.

Office products includes inventory write-offs due to discontinuance of certain product lines, relocation costs for manufacturing facilities and a loss on the sale of a business.

Golf products includes inventory write-offs due to discontinuance of club product lines, additional warranty costs and a write-off of a note receivable related to a previously sold operation.

Corporate office includes relocation costs associated with establishing a new corporate headquarters, and the 1999 amortization of corporate furniture and leasehold improvements no longer utilized.

During 2000, the Company recorded other nonrecurring charges as follows:

                                     Cost of
                          Sales         SG&A
(In millions)           Charges      Charges      Total
--------------------------------------------------------
Home products           $  11.3      $  2.9       $ 14.2
Office products            25.1         8.7         33.8
Golf products               0.2         2.8          3.0
Corporate office             --         2.3          2.3
--------------------------------------------------------
                        $  36.6      $ 16.7       $ 53.3
========================================================

--------------------------------------------------------------------------------

Other nonrecurring charges include charges related to the 2000 restructuring activities:

Home products includes costs associated with a plant relocation and the establishment of a distribution center.

Office products includes relocation costs for manufacturing facilities, product line discontinuances, and the write-off of a note receivable related to a previously sold operation.

Golf products includes relocation costs for certain manufacturing facilities and inventory write-offs due to the discontinuance of certain product lines.

Corporate office includes relocation costs associated with establishing a new corporate headquarters.


14. INFORMATION ON BUSINESS SEGMENTS

The Company's subsidiaries operate principally in the following business segments:

Home products includes: kitchen and bathroom faucets, as well as plumbing supply and repair products manufactured, marketed or distributed by Moen; locks manufactured, marketed or distributed by Master Lock; Aristokraft and Schrock kitchen cabinets and bathroom vanities manufactured by MasterBrand Cabinets; and tool storage products manufactured by Waterloo.

Office products includes paper fastening, document management, computer accessories, time management, presentation and other office products manufactured, marketed or distributed by ACCO World subsidiaries.

Golf products includes golf balls, shoes, gloves and clubs manufactured, marketed or distributed by Acushnet Company.

Spirits and wine includes products produced, marketed or distributed by Jim Beam Brands Worldwide subsidiaries.

The Company's subsidiaries operate principally in the United States, the United Kingdom, Canada and Australia.

Net sales and operating company contribution for the years 2000, 1999 and 1998 and segment assets for the related year ends by business segments and by geographic areas, are shown on page 56.

Operating company contribution, the key measure by which we gauge performance, is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-down of goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net and income taxes. A reconciliation of operating company contribution to consolidated income (loss) from continuing operations before income taxes is as follows:

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
Operating company contribution            $   874.2    $   829.3   $   798.3
Restructuring charges                          19.7        136.8          --
Nonrecurring charges                           53.3         59.2          --
Amortization of intangibles                    79.6         85.5       108.2
Write-down of goodwill                        502.6      1,126.0          --
Interest and related expenses                 133.8        106.8       102.7
Non-operating expenses                         46.3         35.7        75.5
--------------------------------------------------------------------------------

Income (loss) from continuing
   operations before income taxes
   as reported                            $    38.9    $  (720.7)  $   511.9
================================================================================

Reconciliation of segment assets to consolidated total assets is as follows:

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
Segment assets                            $ 3,617.5    $ 3,642.9   $ 3,473.2
Intangibles resulting from
   business acquisitions, net               1,989.4      2,592.1     3,761.3
Corporate                                     157.2        182.1       125.2
--------------------------------------------------------------------------------
                                          $ 5,764.1    $ 6,417.1   $ 7,359.7
================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                        Fortune Brands' Inc and Subsidiaries
                                      ------------------------------------------
Long-lived assets are as follows:/(A)/

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
United States                             $   956.3    $   911.7   $   852.3
United Kingdom                                153.2        188.6       194.8
Canada                                         24.9         25.4        21.2
Australia                                      12.1         14.1        16.8
Other countries                                58.6         36.7        34.8
--------------------------------------------------------------------------------
                                          $ 1,205.1    $ 1,176.5   $ 1,119.9
================================================================================

/(A)/ Represents property, plant and equipment, net.

Depreciation is as follows:

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
Home products                               $  55.5      $  43.1     $  41.8
Office products                                43.2         38.8        42.5
Golf products                                  23.0         21.6        20.0
Spirits and wine                               35.0         38.8        35.7
Corporate                                       0.4          2.7         2.9
--------------------------------------------------------------------------------
                                            $ 157.1      $ 145.0     $ 142.9
================================================================================

Amortization of intangibles is as follows:

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
Home products                               $  32.8      $  32.4     $  31.7
Office products                                22.8         21.7        23.3
Golf products                                   3.1          6.5        17.4
Spirits and wine                               20.9         24.9        35.8
--------------------------------------------------------------------------------
                                            $  79.6      $  85.5     $ 108.2
================================================================================

Capital expenditures are as follows:

(In millions)                                  2000         1999        1998
--------------------------------------------------------------------------------
Home products                               $ 117.1      $ 113.0     $  57.6
Office products                                30.4         55.5       107.2
Golf products                                  35.0         37.2        39.9
Spirits and wine                               44.3         34.4        46.3
Corporate                                       0.4          0.4         0.9
--------------------------------------------------------------------------------
                                            $ 227.2      $ 240.5     $ 251.9
================================================================================

15. EXTRAORDINARY ITEMS

During 1998, the Company purchased the following principal amounts of its outstanding debt: $31.4 million of 7 1/2% Notes, Due 1999, $50.4 million of 8 1/2% Notes, Due 2003, $10.5 million of 9% Notes, Due 1999 and $32.7 million of 8 5/8% Debentures, Due 2021, and the Company also redeemed the outstanding $50.1 million of 12 1/2% Sterling Loan Stock, Due 2009. The extinguishment of debt resulted in a charge of $30.5 million ($46.9 million pre-tax), or 18 cents per share.

16. EARNINGS PER SHARE

Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The Convertible Preferred stock and stock options, amounting to 2.5 million and 3.7 million shares, were not included in the computation of diluted earnings per common share for 2000 and 1999, respectively, since they would have resulted in an antidilutive effect.

--------------------------------------------------------------------------------

The computation of basic and diluted earnings per common share for "Income from continuing operations" is as follows:

(In millions, except per share amounts)                                           2000           1999          1998
----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations                                      $ (137.7)      $ (890.6)      $ 293.6
Less: Preferred stock dividends                                                    0.8            0.9           0.9
----------------------------------------------------------------------------------------------------------------------
Income available to common stockholders - basic                                 (138.5)        (891.5)        292.7
Convertible Preferred stock dividend requirements                                   --             --           0.9
----------------------------------------------------------------------------------------------------------------------
Income available to common stockholders - diluted                             $ (138.5)      $ (891.5)      $ 293.6
======================================================================================================================
Weighted average number of common shares outstanding - basic                     157.6          166.6         172.2
Conversion of Convertible Preferred stock                                           --             --           2.2
Exercise of stock options                                                           --             --           1.8
----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding - diluted                   157.6          166.6         176.2
======================================================================================================================
Earnings per common share
   Basic                                                                      $  (0.88)      $  (5.35)      $  1.70
======================================================================================================================
   Diluted                                                                    $  (0.88)      $  (5.35)      $  1.67
======================================================================================================================

17. COMPREHENSIVE INCOME

Comprehensive Income is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders. The components of and changes in other comprehensive income (expense) are as follows:

                                                                                                    Accumulated Other
                                               Foreign Currency                Minimum Pension          Comprehensive
(In millions)                                       Adjustments           Liability Adjustment           Income (Loss)
----------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                              $  19.9                        $ (13.0)               $   6.9
Comprehensive income changes during year
   (net of taxes of $7.1)                                  (7.4)                           5.2                   (2.2)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                               12.5                           (7.8)                   4.7
Changes during year (net of taxes of $2.4)                (24.4)                           4.8                  (19.6)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                              (11.9)                          (3.0)                 (14.9)
Changes during year (net of taxes of $2.3)                (63.5)                          (1.2)                 (64.7)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                            $ (75.4)                       $  (4.2)               $ (79.6)
=====================================================================================================================

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------
                                           Fortune Brands, Inc. and Subsidiaries
                                           -------------------------------------

18.  PENDING LITIGATION

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

The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions, including the fact that the Company never made or sold tobacco, and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

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

19.  ENVIRONMENTAL

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

Report of Independent Accountants and Report of Management
--------------------------------------------------------------------------------
                                           Fortune Brands, Inc. and Subsidiaries
--------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND
STOCKHOLDERS OF FORTUNE BRANDS, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective April 1, 1999, the Company changed its accounting policy for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois 60601
January 24, 2001


TO THE STOCKHOLDERS OF FORTUNE BRANDS, INC.

We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2000. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

The system of internal controls of the Company and its subsidiaries is designed to provide reasonable assurances that the financial records are adequate and can be relied upon to provide information for the preparation of financial statements and that established policies and procedures are carefully followed.

Independent accountants are elected annually by the stockholders of the Company to audit the financial statements. PricewaterhouseCoopers LLP , independent accountants, are currently engaged to perform such audit. Their audit is in accordance with generally accepted auditing standards and includes tests of transactions and selective tests of internal accounting controls.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with the independent accountants, internal auditors and management to review accounting, auditing, and financial reporting matters. The auditors have direct access to the Audit Committee.


/s/ NORMAN H. WESLEY
NORMAN H. WESLEY
Chairman of the Board and
Chief Executive Officer


/s/ CRAIG P. OMTVEDT
CRAIG P. OMTVEDT
Senior Vice President and
Chief Financial Officer

Information on Business Segments/(1)/
--------------------------------------------------------------------------------

                                           Fortune Brands, Inc. and Subsidiaries

--------------------------------------------------------------------------------


(In millions)                                      2000           1999           1998           1997          1996           1995
---------------------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
NET SALES/(2)/
Home products                                  $2,215.0       $1,950.7       $1,636.8       $1,394.0      $1,374.1       $1,306.8
Office products                                 1,435.4        1,381.0        1,403.3        1,294.2       1,228.7        1,206.1
Golf products                                     965.2          977.7          974.1          911.6         811.4          579.3
Spirits and wine                                1,228.9        1,269.6        1,265.9        1,244.7       1,303.5        1,288.6
---------------------------------------------------------------------------------------------------------------------------------
   Ongoing operations                           5,844.5        5,579.0        5,280.1        4,844.5       4,717.7        4,380.8
Other businesses/(3)/                                --             --             --             --            --          547.3
---------------------------------------------------------------------------------------------------------------------------------
                                               $5,844.5       $5,579.0       $5,280.1       $4,844.5      $4,717.7       $4,928.1

OPERATING COMPANY CONTRIBUTION
Home products                                  $  340.4       $  300.2       $  252.5       $  222.9      $  214.1       $  208.4
Office products                                    79.5           88.5          134.0          128.1         116.3          105.5
Golf products                                     145.2          147.0          142.9          138.2         125.3           84.2
Spirits and wine                                  309.1          293.6          268.9          257.2         244.1          241.9
---------------------------------------------------------------------------------------------------------------------------------
   Ongoing operations                             874.2          829.3          798.3          746.4         699.8          640.0
Other businesses/(3)/                                --             --             --             --            --            6.8
---------------------------------------------------------------------------------------------------------------------------------
                                               $  874.2       $  829.3       $  798.3       $  746.4      $  699.8       $  646.8
=================================================================================================================================
SEGMENT ASSETS/(4)/
Home products                                  $1,143.3       $1,008.3       $  826.2       $  735.8      $  752.7       $  738.1
Office products                                   936.4          987.6        1,011.5          861.4         856.9          794.1
Golf products                                     603.0          604.8          667.6          617.1         579.8          361.9
Spirits and wine                                  934.8        1,042.2          967.9          899.4         986.9          939.4
---------------------------------------------------------------------------------------------------------------------------------
                                               $3,617.5       $3,642.9       $3,473.2       $3,113.7      $3,176.3       $2,833.5
=================================================================================================================================
GEOGRAPHIC AREAS
NET SALES/(2),(5)/
United States                                  $4,501.4       $4,196.2       $3,852.9       $3,432.4      $3,330.6       $3,116.5
United Kingdom                                    426.4          494.0          552.0          499.5         522.8          498.6
Canada                                            261.4          238.2          236.0          223.9         194.2          184.7
Australia                                         151.9          157.1          158.4          199.6         190.9          160.6
Other countries                                   503.4          493.5          480.8          489.1         479.2          420.4
---------------------------------------------------------------------------------------------------------------------------------
   Ongoing operations                          $5,844.5       $5,579.0       $5,280.1       $4,844.5      $4,717.7       $4,380.8
=================================================================================================================================

/(1)/  See Note 14 for further Information on Business Segments.
/(2)/ Net Sales have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10. Amounts prior to 1998 have not been restated as amounts are not available.
/(3)/ Other businesses included retail distribution and housewares sold during 1995.
/(4)/ Represents total assets excluding intercompany receivables and intangibles resulting from business acquisitions, net.
/(5)/  Net sales are attributed to countries based on location of customer.

Six- Year Consolidated Selected Financial Data
--------------------------------------------------------------------------------------------------------------------------------
                                                                               Fortune Brands, Inc and Subsidiaries

--------------------------------------------------------------------------------------------------------------------------------

  (In millions, except per share amounts)            2000          1999/(2)/      1998/(2)/      1997        1996/(2)/       1995
  --------------------------------------------------------------------------------------------------------------------------------
  OPERATING DATA/(1)/
  Net sales/(3)/                                  $ 5,844.5        $ 5,579.0    $ 5,280.1     $ 4,844.5     $ 4,717.7    $ 4,928.1
  Gross profit/(3)/                                 2,439.5          2,304.1      2,168.5       1,885.4       1,863.4      1,816.4
  Depreciation and amortization                       236.7            230.5        251.1         242.7         238.3        224.0
  Operating company contribution                      874.2            829.3        798.3         746.4         699.8        546.8
  Interest and related expenses                       133.8            106.8        102.7         116.7         165.5        136.6
  Income taxes                                        176.6            169.9        218.3          98.2         157.9        171.5
  Income (loss) from continuing operations           (137.7)          (890.6)       293.6          41.5         181.7        185.9
  Income from discontinued operations                    --               --           --          65.1         315.1        357.2
  Extraordinary items                                    --               --        (30.5)         (8.1)        (10.3)        (2.7)
  Net income (loss)                                  (137.7)          (890.6)       263.1          98.5         486.5        540.4
  Earnings per common share
     Basic
       Continuing operations                      $   (0.88)       $   (5.35)   $    1.70     $     .24     $    1.04    $     .99
       Discontinued operations                           --               --           --           .38          1.82         1.91
       Extraordinary items                               --               --         (.18)         (.05)         (.06)        (.01)
  --------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                       $   (0.88)       $   (5.35)   $    1.52     $     .57     $    2.80    $    2.89
  ================================================================================================================================

     Diluted
       Continuing operations                      $   (0.88)       $   (5.35)   $    1.67     $     .23     $    1.03    $     .98
       Discontinued operations                           --               --           --           .38          1.79         1.89
       Extraordinary items                               --               --         (.18)         (.05)         (.06)        (.01)
  --------------------------------------------------------------------------------------------------------------------------------
          Net income (loss)                       $   (0.88)       $   (5.35)   $    1.49     $     .56     $    2.76    $    2.86
  ================================================================================================================================

  COMMON SHARE DATA/(1),(4)/
  Dividends paid                                  $   146.9        $   148.7    $   146.5     $   242.3     $   347.2    $   376.2
  Dividends paid per share                        $     .93        $     .89    $     .85     $    1.41     $    2.00    $    2.00
  Average number of shares outstanding                157.6            166.6        172.2         171.6         173.3        186.9
  Book value per share                            $   13.85        $   16.71    $   23.92     $   23.31     $   21.48    $   21.61
  ================================================================================================================================
  BALANCE SHEET DATA/(1)/
  Inventories                                     $ 1,079.2        $ 1,061.4    $ 1,087.6     $   955.2     $ 1,037.9    $   950.9
  Current assets/(5)/                               2,264.5          2,312.8      2,265.3       2,095.6       2,842.1      2,112.5
  Working capital/(5)/                                224.6            309.9        420.7         327.1         774.0        651.7
  Property, plant and equipment, net                1,205.1          1,176.5      1,119.9         980.9         972.6        904.3
  Intangibles, net                                  1,989.4          2,592.1      3,761.3       3,674.1       3,730.7      3,103.2
  Net assets of discontinued operations                  --               --           --            --            --        520.7
  Total assets                                      5,764.1          6,417.1      7,359.7       6,942.5       7,737.3      6,833.4
  Short-term debt                                     806.0            640.0        504.7         404.6         782.2        470.0
  Long-term debt                                    1,151.8          1,204.8        981.7         739.1       1,598.3      1,063.0
  Stockholders' equity                              2,135.9          2,738.2      4,097.5       4,017.1       3,676.0      3,864.0
  Capital expenditures                                227.2            240.5        251.9         196.9         199.7        175.6
  ================================================================================================================================

/(1)/ See pages 25 through 34 of Financial Section.
/(2)/ See Note 2. 1996 includes the acquisition in January of Cobra Golf
      Incorporated.
/(3)/ Net Sales and Gross Profit have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10. Amounts prior to 1998 have not been restated as amounts are not available.
/(4)/ On January 31, 2001, there were 33,759 common stockholders of record, not necessarily reflecting beneficial ownership.
/(5)/ 1996 include net assets of discontinued operations as current assets.