Form 10-K405, Exhibit 13
period 2001-12-31
FORTUNE BRANDS INC
filed 2002-03-29
CIK 789073

                                                                      Exhibit 13

FINANCIAL HIGHLIGHTS

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------
(In millions, except per-share amounts)              2001      2000    Change       1999
----------------------------------------------------------------------------------------
NET SALES(1)
  Home products                                  $2,106.8  $2,122.5             $1,872.3
  Spirits and wine                                1,369.3   1,228.9              1,269.6
  Golf products                                     946.5     965.2                977.7
  Office products                                 1,256.1   1,435.4              1,381.0
----------------------------------------------------------------------------------------
                                                 $5,678.7  $5,752.0    (1.3%)   $5,500.6
========================================================================================

OPERATING COMPANY CONTRIBUTION(2)
  Home products                                  $  318.1  $  340.4             $  300.2
  Spirits and wine                                  306.0     309.1                293.6
  Golf products                                     131.3     145.2                147.0
  Office products                                    50.1      79.5                 88.5
----------------------------------------------------------------------------------------
                                                 $  805.5  $  874.2    (7.9%)   $  829.3
========================================================================================
Net income (loss)                                $  386.0  $ (137.7)       -    $ (890.6)
----------------------------------------------------------------------------------------
Earnings per common share
  Basic                                          $   2.55  $  (0.88)       -    $  (5.35)
  Diluted                                        $   2.49  $  (0.88)       -    $  (5.35)
========================================================================================
Net income before one-time items(3)              $  373.4  $  366.2     2.0%    $  339.8
----------------------------------------------------------------------------------------

Earnings per common share before one-time items

  Basic                                          $   2.46  $   2.32     6.0%    $   2.03
  Diluted                                        $   2.41  $   2.29     5.2%    $   1.99
========================================================================================
EBITDA(4)                                        $  933.6  $  990.1      (6%)   $  911.5
========================================================================================
Dividends paid per common share                  $    .97  $    .93       4%    $    .89
========================================================================================
Actual number of common shares outstanding          148.0     153.5                163.2
Average number of common shares outstanding         155.3     157.6                166.6
========================================================================================

(1) Net sales have been restated for 1999 to conform to the 2000 and 2001 presentation due to the reclassification of shipping and handling in accordance with Emerging Issues Task Force Issue No. 00-10.

      Net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with Emerging Issues Task Force Issue No. 00-22.

(2) Operating company contribution is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net, income taxes and minority interests.

(3) Income from operations before one-time items was $373.4 million, or $2.46 basic and $2.41 diluted per share for 2001, compared with $366.2 million or $2.32 basic and $2.29 diluted per share for 2000. The one-time items for 2001 represent: the $98.1 million ($63.3 million after tax, or 42 cents basic and 41 cents diluted per share) restructuring and other nonrecurring charges, a $73.3 million ($67.1 million after tax, or 44 cents basic and 43 cents diluted per share) write-down of identifiable intangibles, a $72.9 million net tax benefit recognized as a result of the recapitalization of the office products business, a $31.0 million tax reserve reversal, the $28.5 million ($17.3 million after tax, or 11 cents per share) interest income on the tax refund and the $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share) gain on the sale of the U.K. private-label Scotch business.

      We reported a net loss in 2000 and 1999. Because of this, the calculation of reported earnings per share on a diluted basis excludes the impact of the convertible preferred stock and stock options. For comparative purposes, however, the impact of the convertible preferred stock and stock options are considered.

(4) EBITDA is defined as income from continuing operations before extraordinary items and net charges, interest expense, income taxes, minority interests and depreciation and amortization. EBITDA, which is earnings before interest, taxes, depreciation and amortization, is a measure commonly used by analysts and investors. Accordingly, this information has been presented to permit a more complete analysis of the Company's operating performance. EBITDA should not be considered a substitute for net income or cash flow prepared in accordance with generally accepted accounting principles as a measure of the profitability or liquidity of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES


---------------------------------------------------------------------------------------
                                 Net Sales           Operating Company Contribution(a)
=======================================================================================
(In millions)              2001        2000      1999        2001       2000       1999
---------------------------------------------------------------------------------------
Home products          $2,106.8  $  2,122.5  $1,872.3     $ 318.1     $340.4     $300.2
Spirits and wine        1,369.3     1,228.9   1,269.6       306.0      309.1      293.6
Golf products             946.5       965.2     977.7       131.3      145.2      147.0
Office products         1,256.1     1,435.4   1,381.0        50.1       79.5       88.5
---------------------------------------------------------------------------------------
Continuing operations  $5,678.7  $  5,752.0  $5,500.6     $ 805.5     $874.2     $829.3
---------------------------------------------------------------------------------------

(a) Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expenses, net, income taxes and minority interests. (See Note 15.)

Consolidated

2001 COMPARED TO 2000 Net sales decreased $73.3 million, or 1%. The decrease was principally caused by volume declines in certain existing product lines, primarily in the office, home and golf segments, the sale of the U.K.-based private-label Scotch business in October 2001, as well as unfavorable foreign exchange ($72 million). These factors were partly offset by the introduction of new products and line extensions and higher average selling prices. On a comparable basis to the prior year period, excluding the impact of the revenues recorded under the interim distribution agreement with Vin & Sprit, revenues for the U.K. private-label Scotch business for the fourth quarter of 2000 and the impact of excise taxes and foreign exchange, net sales would have decreased $139.7 million, or 3%. Additionally, as a result of the establishment of Vin & Sprit's new U.S. subsidiary as the exclusive importer of Vin & Sprit's products, revenues under the interim distribution agreement will no longer be recorded by our spirits and wine business as of January 1, 2002.

Operating company contribution decreased $68.7 million, or 8%, on the lower volumes in certain existing product lines that were spread across our existing fixed cost base, lower margins, particularly in the golf segment, and unfavorable foreign exchange rates ($13 million), partially offset by savings achieved as a result of our restructuring actions and the lower selling costs as a result of the Future Brands joint venture. On a comparable basis, excluding the impact of the U.K. private-label Scotch business in the fourth quarter of 2000 and foreign exchange, operating company contribution would have decreased 4%.

As a result of an uncertain U.S. economic outlook, it is difficult to predict consumer spending trends and the effect they may have on our businesses in 2002.

During the fourth quarter of 2001, we recorded a non-cash write-down of identifiable intangibles of $73.3 million ($67.1 million after tax, or 44 cents per basic and 43 cents per diluted share). The write-down recognized the diminished fair values of select identifiable intangibles resulting from the restructuring of office products and the consolidation of tradenames in home products. The write-downs by business segment were: office products -- $64.4 million and home products -- $8.9 million.

We reported increases in deferred income and minority interest in consolidated subsidiaries as of December 31, 2001 as compared with December 31, 2000. The change in deferred income arose from the payment of $270 million from Vin & Sprit, the maker of Absolut vodka, to gain access to our spirits and wine business's U.S. distribution network and to acquire a 49% interest in Future Brands LLC. This amount will be amortized to other (income) expenses, net on a straight-line basis over the next ten years as Jim Beam Brands Co. ("JBB Co.") has, in the event of a default of Future Brands LLC, continuing operating obligations including, but not limited to, making payments to suppliers, employees and other parties with which the joint venture has contracts. The change in minority interest resulted from the payment of $375 million from Vin & Sprit to acquire a 10% equity interest in our spirits and wine business in the form of convertible preferred stock.

In December 2001, we recapitalized our office products business through the sale of a minority interest of less than 1% of our common shares in the business to a passive investor. The transaction allowed us to access a capital tax loss that offset other gains, resulting in a net tax benefit of $72.9 million, or 48 cents per basic and 47 cents per diluted share. An additional sale of our common shares in this business was completed in January 2002. Coupled with common shares sold in December, we will recognize a minority interest of less than 2% in the business. Additionally, the transaction resulted in a substantial capital tax loss which carries forward and will be realized in the event that the Company has qualified taxable capital gains.

On October 16, 2001, the Company announced that its spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company also recorded an after-tax gain of $21.8 million, or 15 cents per basic and 14 cents per diluted share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

During 2001, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $98.1 million ($63.3 million after-tax, or 42 cents per basic and 41 cents per diluted share). (See Note 14.) These charges principally related to product line discontinuances, relocation of operations and expenses associated with the exploration of strategic options in the office segment, inventory write-offs and lease cancellation costs in the home segment, reductions in wound golf ball capacity and inventory write-offs in the golf segment, and other workforce reduction initiatives across these segments.

Interest and related expenses decreased $37 million, or 28%. This decline primarily reflected lower interest rates in 2001 and the repayment of debt using proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill, lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 2001 and the recognition of a net tax benefit due to the sale of a minority interest in our office products business and the benefit of reversal of prior year tax reserves no longer required. Excluding these charges and reversals, the effective income tax rates were 38.1% for 2001 and 40.4% for 2000.

Net income in 2001 of $386.0 million, or $2.55 basic and $2.49 diluted per share, compared with a net loss of $137.7 million, or 88 cents per share, for 2000.

Income from operations before one-time items was $373.4 million, or $2.46 basic and $2.41 diluted per share, for 2001, compared with $366.2 million, or $2.32 basic and $2.29 diluted per share, for 2000. Income from operations before one-time items for the year ended December 31, 2001 represented income before the $98.1 million ($63.3 million after tax, or 42 cents basic and 41 cents diluted per share) restructuring and other nonrecurring charges, a $73.3 million ($67.1 million after tax, or 44 cents basic and 43 cents diluted per share) write-down of identifiable intangibles, a $72.9 million net tax benefit recognized as a result of the recapitalization of the office products business, a $31.0 million tax reserve reversal, the $28.5 million ($17.3 million after tax, or 11 cents per share) interest income on the tax refund and the $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share) gain on the sale of the U.K. private-label Scotch business. Income from operations before one-time items for the year ended December 31, 2000 represented income before the $502.6 million ($487.3 million after tax, or $3.09 per share) goodwill write-down, the $73.0 million ($46.6 million after tax, or 30 cents per share) restructuring and other nonrecurring charges and a $30.0 million reversal of a tax reserve that was no longer required.

We derived approximately 22% of our 2001 and 23% of our 2000 operating company contribution from international markets, principally the United Kingdom, Australia and Canada. Fluctuations in the exchange rates of foreign currencies may affect results in future periods. Fluctuations in average foreign exchange reduced 2001 operating company contribution by approximately 2%. We cannot accurately predict fluctuations in foreign exchange rates. A 10% change in average exchange rates for the foreign currencies from 2001 average rates would have resulted in a change in operating company contribution of approximately $18 million, or about 2%.

PENDING LITIGATION On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company (the "Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

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

ENVIRONMENTAL MATTERS Along with other responsible parties, our subsidiaries face claims relating to the protection of the environment. As of February 12, 2002, various of our subsidiaries had been designated as potentially responsible parties under "Superfund" or similar state laws in 54 instances. We have reached settlements in 40 of these instances. We believe that the cost of complying with the present environmental protection laws, before considering estimated recoveries either from other responsible parties or insurance, will not have a material adverse effect upon our results of operations, cash flows or financial condition. At December 31, 2001 and 2000, we have accrued $51.7 million and $55.9 million, respectively, to cover these matters.

RELATED PARTY TRANSACTIONS

FUTURE BRANDS LLC In 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden ("V&S") creating a joint venture, named Future Brands LLC (the "LLC"), to distribute both companies' spirits and wine brands in the United States. As part of forming this joint venture, our spirits and wine business has, in the event of a default of the LLC, a continuing obligation to satisfy any financial obligations of the LLC that may arise in the event that the LLC fails to fulfill its operating obligations and which results in a claim. These financial obligations include, but are not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts. At December 31, 2001, JBB Co. did not have any outstanding obligations as a result of this arrangement. JBB Co.'s transactions with the LLC amounted to: sales of $498.7 million in 2001, accounts receivable of $92.0 million, accounts payable of $23.7 million and an investment of $9.4 million as of December 31, 2001.

MAXXIUM WORLDWIDE BV In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. ("Maxxium") with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. As a result of forming this joint venture, the Company has guaranteed certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding as of December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. Jim Beam Brands Worldwide ("JBBW") has also executed a Shareholder Loan Facility ("Loan Facility") with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003. JBB Co.'s transactions with Maxxium included the following: sales of $168.2 million, $160.0 million and $84.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, accounts receivable of $39.5 million, $57.6 million and $55.0 million as of December 31, 2001, 2000 and 1999, respectively, and accounts payable of $6.1 million, $22.4 million and $20.0 million as of December 31, 2001, 2000 and 1999, respectively, and an investment of $63.0 million, $66.9 million and $68.6 million as of December 31, 2001, 2000 and 1999, respectively.

CRITICAL ACCOUNTING POLICIES Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission ("SEC"), requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following critical accounting policies affect our more significant judgements and estimates used in the preparation of our consolidated financial statements.

Inventories

Inventories are priced at the lower of cost (principally first-in, first-out and average, with minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although the majority of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

Intangibles

Goodwill is amortized on a straight-line basis over its estimated useful life, principally over a forty year period, except for certain amounts related to businesses acquired prior to 1971, which are not being amortized because they have been determined to have continuing value over an indefinite period.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

and economic conditions. Prior to April 1, 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows.

The assessment of recoverability and measurement of impairment of identifiable intangibles is based on an undiscounted cash flow basis.

Net Sales

The Company generally recognizes revenue as products are shipped to customers, net of applicable provisions for discounts, returns and allowances. The Company provides for its estimate of potential bad debt and warranty expense at the time of revenue recognition.

Customer Program Costs

The Company generally recognizes customer program costs in either net sales or the category "advertising, selling and general and administrative costs" at the time the program is initiated and/or the revenue is recognized. These costs include competitor product buy-backs, cooperative advertising programs, shared media programs, product buy-downs and other miscellaneous programs. These costs totaled $392.8 million, $408.6 million, and $345.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

RECENTLY ISSUED ACCOUNTING STANDARDS The Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which addresses the recognition, measurement and statement of earnings classification for certain sales incentives, and will be effective in the first quarter of 2002. As a result, certain items previously included in cost of sales and in selling and administrative costs on the consolidated statement of operations will be recorded as a reduction of sales. Upon adoption, prior period amounts will be reclassified to conform to the new requirements. In April 2001, the EITF reached a consensus on Issue EITF No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchase of the Vendor's Products or Services." EITF Issue No. 00-25 requires that certain expenses included in cost of sales and in selling and administrative costs be recorded as a reduction of sales and will be effective in the first quarter of 2002. In total, the impact of these two issues will result in a reclassification to sales of $117.6 million and $115.7 million for the years ended December 31, 2001 and 2000, respectively, which were previously recorded in the category "advertising, selling, general and administrative expenses."

Additionally, in July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Effective January 1, 2002, we will no longer be required to amortize goodwill and certain intangible assets as a charge to earnings. In addition, we will be required to review goodwill and other intangible assets for potential impairment on an annual basis. As a result of adopting this new standard, we currently anticipate that intangible amortization will be reduced by approximately $50 million, which will result in an earnings per share benefit of approximately 31 cents in 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. We plan to adopt the standard at the beginning of 2002.

CONVERSION TO THE EURO Certain of our subsidiaries are engaged in business in some of the countries that participate in the European monetary union. We do not expect the conversion to the Euro to have a material effect on our results of operations, cash flows or financial conditions.

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

2000 COMPARED TO 1999 Net sales grew $251.4 million, an increase of 5%. The increase was primarily due to the introduction of new products, line extensions, and the full-year benefit of acquisitions made in 1999 in the home and office products segments. These increases were partly offset by lower average foreign exchange rates, volume declines in some existing products and increased rebates and allowances in the United States in our office products segment. In addition, reported sales of spirits and wine were lower because sales through the Maxxium joint venture are net of excise taxes and distribution costs, which are now incurred by the venture. Absent this change, sales would have increased 6%. Operating company contribution, our key measure by which we gauge performance, increased $44.9 million, or 5%, on the benefit of the higher sales, improved product mix and savings resulting from our restructuring initiatives.

During the fourth quarter of 2000, we recorded a non-cash write-down of goodwill of $502.6 million, ($487.3 million after tax, or $3.09 per share). This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing strategic review process, which led to the implementation of additional restructuring plans.

During 2000, we recorded aggregate pre-tax restructuring and other nonrecurring charges of $73.0 million ($46.6 million after-tax, or 30 cents per share). (See
Note 14.) These charges principally related to relocation costs for manufacturing facilities in the office segment, rationalization of operations in the home segment, product line discontinuances and manufacturing consolidation in the golf segment, and other workforce reduction initiatives across these segments and downsizing and relocation of the Corporate office.

Interest and related expenses increased 25%. This increase reflected higher average borrowings resulting primarily from share repurchases, an investment in a joint venture and higher average interest rates. Corporate administrative expense decreased $22.5 million, or 36%, due to the restructuring program initiated in 1999.

The effective income tax rate comparison was distorted primarily by the absence of tax benefits on the write-down of goodwill, lower pre-tax income due to the impact of the restructuring and other nonrecurring charges taken in 2000 and the benefit of reversal of prior year tax reserves no longer required. Excluding these charges and reversals, the effective income tax rate was 40.4% for 2000 and 1999.

Net loss was $137.7 million, or 88 cents per share, in 2000 compared with a net loss of $890.6 million, or $5.35 per share, for 1999.

Income from operations before net charges was $366.2 million, or $2.32 basic and $2.29 diluted per share for 2000, compared with $339.8 million, or $2.03 basic and $1.99 diluted per share for 1999. Income from operations before net charges for the year ended December 31, 2000 represented income before the $502.6 million ($487.3 million after tax, or $3.09 per share) goodwill write-down, the $73.0 million ($46.6 million after tax, or 30 cents per share) restructuring and other nonrecurring charges and a $30.0 million reversal of a tax reserve that was no longer required. Income from operations before net charges for the year ended December 31, 1999 represented income before the $1,126 million, or $6.76 per share, goodwill write-down, the $196.0 million ($125.6 million after tax, or 75 cents per share) of restructuring and other nonrecurring charges and the $31.6 million ($21.2 million after tax, or 13 cents per share) gain on the sale of a financing subsidiary.

Home Products

2001 COMPARED TO 2000 Net sales decreased $15.7 million, or 1%, on lower volumes in certain existing product lines, particularly tool storage, higher rebates as well as unfavorable foreign exchange rates ($6 million). These factors were largely offset by the introduction of new products and line extensions and higher average selling prices. Our results were tempered by the events of September 11 and the weak economy, including wholesale inventory reductions in the faucet segment.

Operating company contribution decreased $22.3 million, or 7%. The decrease in operating company contribution resulted from adverse operating leverage, specifically associated with the specialty plumbing parts unit, which is exiting a significant portion of its low-margin retail business, higher operating expenses and unfavorable product mix. This decrease was partly offset by higher average selling prices and savings from outsourcing initiatives.

The continued consolidation of the customer base in the home products industry, for example among home centers and large homebuilders, and increased price competition will continue to present us and our competitors with pricing challenges. Customer consolidation will also present opportunities for the most efficient manufacturers and skilled marketers.

Our home products business may be impacted by the continued uncertain U.S. economic outlook and its potential impact on the U.S. housing and remodeling markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

2000 COMPARED TO 1999 Net sales increased $250.2 million, or 13%. The increase was primarily attributable to overall volume increases, the acquisition of NHB Group in October 1999 and price increases. The overall volume increases reflected line extensions, higher volume in some existing products and the introduction of new products.

Operating company contribution increased $40.2 million, or 13%. The operating company contribution increase resulted from the higher sales, improved product mix and a reduction in administrative expenses, partly offset by increased operating expenses. The increased operating expenses were primarily due to higher selling expenses and increased distribution and research and development expenses.

Spirits and Wine

2001 COMPARED TO 2000 Net sales increased $140.4 million, or 11%, principally as a result of Absolut vodka revenues recorded by the spirits and wine business on an interim basis until Vin & Sprit's U.S. subsidiary is fully operational, as well as volume increases in certain existing product lines and an increase in average selling prices in our Jim Beam bourbon and DeKuyper product lines. The volume increases included gains in our Jim Beam pre-mix product in Australia, cordials in the United Kingdom and premium and super-premium product lines in the United States. These benefits were partially offset by lower average foreign exchange rates during the year ($21 million). On a comparable basis with the prior year period, excluding the revenues recorded under the interim distribution agreement with Vin & Sprit and the U.K. private-label Scotch business for the fourth quarter of 2000 and the impact of excise taxes and foreign exchange, net sales would have increased $22.8 million, or 3%. Additionally, as a result of the establishment of Vin & Sprit's new U.S. subsidiary as the exclusive importer of Vin & Sprit's products, revenues under the interim distribution agreement will no longer be recorded by our spirits and wine business as of January 1, 2002.

Operating company contribution decreased $3.1 million, or 1%, due to the sale of the U.K. private-label Scotch business in October 2001 and unfavorable foreign exchange rates ($8 million). This decrease was partly offset by the higher average selling prices and volume increases in certain existing product lines (as noted above) and lower selling costs as a result of the Future Brands joint venture, as discussed below. On a comparable basis, excluding the impact of the U.K. private-label Scotch business in the fourth quarter of 2000 and foreign exchange, operating company contribution would have improved 8%.

On October 15, 2001, our spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company also recorded an after-tax gain of $21.8 million.

On May 31, 2001, the Company's spirits and wine business completed transactions with Vin & Sprit creating a joint venture, named Future Brands LLC, to distribute both companies' spirits and wine brands in the United States. Vin & Sprit paid $270 million to gain access to Beam's U.S. distribution network and to acquire a 49% interest in the LLC and paid $375 million to purchase a 10% equity interest in JBBW in the form of convertible preferred stock. The shares of JBBW convertible preferred stock issued to Vin & Sprit are convertible into 10% of the JBBW common stock and voting power equivalent to a 10% interest in JBBW common stock. The preferred stock is entitled to a dividend equal to the greater of 10% of the dividend paid upon JBBW common stock or 3% of the preferred stock's face value ($375 million) plus unpaid accrued dividends; no dividends may be paid on common stock unless all unpaid accrued JBBW preferred stock dividends have been paid. Vin & Sprit also received a 3-year option to increase its equity stake in JBBW by up to an additional 9.9%. Vin & Sprit may require the Company to purchase the JBBW preferred stock in whole or in part at any time after May 31, 2004, or upon a change in control of JBBW, Jim Beam Brands Co., or certain other events. The Company has accounted for the $270 million gain on the sale of 49% of the LLC as deferred income and the resulting tax on sale as a deferred income tax asset due to certain continuing obligations of JBB Co. including, but not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts in the event of a default of the LLC. In June 2001, we started to amortize these amounts to other (income) expenses, net on a straight-line basis over the next ten years.

In addition, Vin & Sprit invested 107 million Euros (approximately $90 million) to acquire a 25% interest in our international sales and distribution joint venture, named Maxxium Worldwide B.V. Maxxium was formed in 1999 by JBBW, Remy-Cointreau and Highland Distillers to distribute and sell premium wines and spirits in key markets outside the United States.

The Maxxium joint venture, the merger of Grand Metropolitan and Guinness to create Diageo in late 1997, the sale of the Seagram brands to Diageo and Pernod-Ricard, and the Jim Beam-Absolut joint venture reflect a trend towards consolidation in the highly competitive global spirits and wine business. The creation of Diageo and the breadth of its portfolio, as well as continued consolidation of the supplier, distributor and retailer tiers, may present pricing and service challenges for our subsidiaries and their competitors. It may also present opportunities, particularly for the most efficient competitors.

Beverage alcohol sales are particularly sensitive to higher excise tax rates. Although no federal excise tax increase is presently pending in the U.S., our largest market, the possibility of future increases cannot be ruled out. It is impossible to predict whether any future excise tax increases will occur, and whether they may have an adverse effect on unit sales, profitability and industry trends if they occur.

For many years through 1995, consumption of distilled spirits decreased in many countries, including our major market, the U.S. However, since 1996, consumption in the U.S. has been steady or increased slightly, indicating that the historic decline may be reversing. From 1996 through 2000, aggregate U.S. cases of our spirits products sold by distributors to retailers decreased, although the rate of decline has slowed since 1998 to a decrease of 1% in 2001. The number of cases sold may have been affected by our spirits and wine business's historic strength in mid-to-low priced products that may not be fully benefiting from the factors influencing the recent industry trends. Our spirits and wine business has introduced and developed several premium brands in recent years and is focusing on the introduction of additional premium products to its portfolio to capitalize on the fastest-growing segment of the spirits and wine industry. The number of cases sold may have been affected by price increases our spirits and wine business has implemented in recent years to increase profits as compared to unit sales.

2000 COMPARED TO 1999 Net sales decreased $40.7 million, or 3%, principally on the effect of the Maxxium joint venture and lower average foreign exchange rates. Product is sold to Maxxium, net of excise taxes in certain markets, at a lower price since the related distribution costs are now incurred by Maxxium. On a comparable basis to prior periods, excluding the impact of Maxxium, net sales would have been $52.0 million higher, or 1% higher than 1999. This underlying increase in net sales was led by volume increases and higher prices. The volume increases primarily reflected increased volumes in existing premium, super-premium and wine products, line extensions and introductions of new products, principally in the United States, partially offset by volume declines in lower margin U.S. and Scotch whiskey brands.

Operating company contribution increased $15.5 million, or 5%. The increase resulted primarily from favorable price and volume changes for some brands in the United States, as well as reduced costs from the Maxxium distribution joint venture, partly offset by adverse foreign exchange rates.

Golf Products

2001 COMPARED TO 2000 Net sales decreased $18.7 million, or 2%, principally due to unfavorable foreign exchange rates ($18 million). In addition, the business experienced lower volumes in certain existing golf club, golf shoe and golf glove product lines and price competition largely offset by an increase in golf ball volumes and the introduction of new products across all product lines. Sales were adversely affected by a 1% decline in rounds played, soft economic conditions and a decline in destination travel after the events of September 11.

Operating company contribution decreased $13.9 million, or 10% on the lower sales, the discontinuance of certain product lines and unfavorable foreign exchange ($3 million). These conditions were partially offset by reduced operating expenses.

Competitors whose products have significant brand awareness have introduced golf balls into their product offerings in the past three years and the golf ball industry has experienced increased price competition, partially as a result of such introductions. Although our share of the domestic golf ball market fell slightly during 2000, our golf ball business recovered that market share by the end of 2001, largely as a result of the introduction of the Pro V1 and the recently introduced NXT.

The United States Golf Association ("USGA") establishes standards for golf equipment used in competitive play in the United States. On November 2, 1998, the USGA announced the immediate implementation of a new golf club performance rule that established a rebound velocity standard for driving clubs. The Royal and Ancient Golf Club ("R&A") establishes standards for golf equipment used in competitive play outside the United States and Mexico. On September 21, 2000, the R&A issued a Notice to Manufacturers announcing its decision not to adopt the USGA's rebound velocity standard or any new rule or test protocol for driving clubs. The R&A's decision not to adopt the rule implemented by the USGA has resulted in conflicting conformance standards for driving clubs in the United States and the rest of the world. The divergence between the USGA and the R&A on this issue may cause confusion to consumers and could be disruptive to the United States and world markets for driving clubs. In addition, the USGA rule could hamper innovation and make it more difficult to use technological advances to produce USGA conforming products. However, it is not possible to determine whether in the long term the USGA rule or the divergence in rules will have a material effect on the golf club industry and our golf products business.

Each of the USGA and the R&A has announced its intention to propose new rules addressing the overall distance standard for golf balls, golf club head size and golf club shaft length. Until more details regarding such potential rule changes become available, we cannot

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

determine whether they would have a material effect on our golf products business and/or the golf industry. However, the new rules being considered could incorporate rules that would shorten the overall distance that golf balls are allowed to travel and that could hamper innovation in the design and manufacture of golf balls and golf clubs. The adoption of any such rules could materially impact our golf products business and/or the golf industry.

2000 COMPARED TO 1999 Net sales decreased $12.5 million on sales declines in some existing products, principally Cobra golf clubs, partly offset by line extensions and the introduction of new Titleist and FootJoy brands products.

Operating company contribution decreased $1.8 million, or 1%, on the lower sales and higher operating expenses partially offset by improved gross margins across all product categories. The increase in operating expenses was primarily due to higher advertising and volume-related selling expenses, partially offset by lower freight and distribution expenses.

Office Products

2001 COMPARED TO 2000 Sales decreased $179.3 million, or 12%, principally resulting from lower volumes in the United States across all product categories, including discontinuing certain unprofitable product lines and lower average foreign exchange rates ($27 million). In addition, U.S. and European economic softness and demand weakness caused by corporate layoffs coupled with ongoing inventory reductions by major customers have prolonged industry-wide volume challenges. These factors were partially offset by the introduction of new products, higher selling prices for select products, favorable product mix and reduced customer rebates due to the lower volumes.

Operating company contribution decreased $29.4 million, or 37%. The lower operating company contribution was primarily attributable to the lower sales, substantial adverse operating leverage as well as unfavorable foreign exchange rates ($2 million). In addition, unfavorable foreign exchange adversely impacted gross margins due to higher purchase costs. This decrease was partly offset by reduced operating expenses and savings achieved as a result of restructuring initiatives. These restructuring initiatives have resulted in a one-third reduction in headcount over the past two years, including 1,200 positions in 2001.

The factors that affected our 2001 results, as discussed above, in combination with an uncertain U.S. economic outlook, may continue to further impact sales of our office products business in future quarters.

The office products business is increasingly concentrated in a small number of major customers, principally office products superstores, large retailers, wholesalers and contract stationers. The continuing consolidation of both competitors and customers is causing increased pricing pressures and rebates that negatively affect results. Pricing pressures were compounded by the decision of several customers to continue to reduce inventory levels. These conditions persisted throughout 2001 and continue to present challenges for our office products group and its competitors. Customer rebates, in particular, are expected to increase in 2002.

In October 2000, we announced that we were exploring strategic options, including the potential sale of our office products business. We decided, in April 2001, not to divest our office products business due to weakness in the overall economy particularly impacting the office products industry. We are currently repositioning and restructuring the business to improve both financial results and the long-term value of the business. Under this plan, our office products group is realigning and streamlining its worldwide operations, intensifying its focus on growing profitable core product categories, divesting or discontinuing non-strategic and low-return product categories and reducing overhead expenses and excess capacity. As a result of this plan, the Company recorded total pre-tax restructuring and other nonrecurring charges of $69.7 million during the year ended December 31, 2001. These initiatives created net positive cash flow and improved use of working capital in 2001. We expect that these restructuring initiatives will generate incremental savings of $15 to $20 million in 2002, and that potential initiatives to reduce the business's manufacturing capacity and distribution infrastructure may result in additional charges.

2000 Compared to 1999 Net sales increased $54.4 million, or 4%. The increase resulted primarily from the acquisition of Boone in October 1999 partly offset by lower average foreign exchange rates, volume declines in some existing products and weak volumes in the direct mail channel for time management products and in certain computer accessory product lines.

Operating company contribution decreased $9 million, or 10%. The decrease reflected lower gross margin, higher operating expenses and lower average foreign exchange rates, partly offset by savings achieved as a result of our restructuring program initiated in 1999. The gross margin decreased due to higher rebates and allowances in the United States and increased material costs. The higher operating expenses reflected increased selling expenses, higher freight costs due primarily to increased fuel prices, and increased distribution and general and administrative expenses, partly offset by reduced information technology related expenses.

QUARTERLY FINANCIAL DATA UNAUDITED

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------
(In millions, except per-share amounts)
2001                                          1st        2nd        3rd        4th
----------------------------------------------------------------------------------
Net sales                                $1,301.0   $1,433.4   $1,472.3   $1,472.0
Gross profit                                529.3      559.0      552.5      549.2
Operating company contribution (1)          161.1      217.5      199.4      227.5
Net income                                   61.5      102.9       92.8      128.8

Earnings per common share
  Basic (2)
    Net income                           $    .40   $    .67   $    .61   $    .87
----------------------------------------------------------------------------------

  Diluted(2)
    Net income                           $    .39   $    .66   $    .60   $    .84
==================================================================================

2000                                          1st        2nd        3rd        4th
----------------------------------------------------------------------------------
Net sales(3)                             $1,357.4   $1,496.6   $1,397.5   $1,500.5
Gross profit(3)                             549.7      615.2      559.2      586.2
Operating company contribution              182.5      238.5      204.0      249.2
Net income (loss)                            64.3       97.4       73.3     (372.7)

Earnings per common share
  Basic(4)
    Net income (loss)                    $    .40   $    .61   $    .47   $  (2.41)
----------------------------------------------------------------------------------

  Diluted(4)
    Net income (loss)                    $    .39   $    .61   $    .46   $  (2.41)
==================================================================================

(1) Operating company contribution (OCC) is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses, other (income) expense, net, income taxes and minority interests. (See Note 15.)

(2) In 2001, net income and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $42.3 million ($27.8 million after tax, or 18 cents) (See Note 14) and a $31.0 million tax reserve reversal, or 20 cents, in the second quarter (See Note 12); and restructuring and other nonrecurring charges of $55.8 million ($35.5 million after tax, or 24 cents basic and 23 cents diluted per share), a net tax benefit of $72.9 million recognized as a result of the recapitalization of the office products business (49 cents basic and 48 cents diluted per share) (See Note 2), a write-down of identifiable intangibles of $73.3 million ($67.1 million after tax or 45 cents basic and 44 cents diluted per share) (See Note 1), interest income of $28.5 million on a tax refund ($17.3 million after tax, or 12 cents basic and 11 cents diluted per share) (See Note 12) and the gain from the sale of the U.K. private-label Scotch business of $16.6 million ($21.8 million after tax, or 15 cents basic and 14 cents diluted per share), in the fourth quarter. (See Note 3.)

(3) Net sales and gross profit have been restated due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10.

      In 2000, billed shipping and handling amounted to $14.1 million in the first quarter;$18.0 million in the second quarter; $17.9 million in the third quarter; and $18.7 million in the fourth quarter. (See Note 1.)

      Net sales and gross profit have been restated to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with Emerging Issues Task Force Issue No. 00-22.

      In 2000, customer rebates amounted to $20.5 million in the first quarter; $22.0 million in the second quarter; $23.7 million in the third quarter; and $26.3 million in the fourth quarter. (See Note 1.)

(4) In 2000, net income (loss) and basic and diluted earnings per common share reflected restructuring and other nonrecurring charges of $7.0 million ($4.5 million after tax, or 3 cents), in the first quarter (See
      Note 14); restructuring and other nonrecurring charges of $11.1 million ($7.0 million after tax, or 4 cents), in the second quarter; restructuring and other nonrecurring charges of $12.3 million ($7.7 million after tax, or 5 cents), in the third quarter; and restructuring and other nonrecurring charges of $42.6 million ($27.4 million after tax, or 17 cents) and a write-down of goodwill of $502.6 million ($487.4 million after tax, or $3.09), in the fourth quarter. (See Note 1.)

      The sum of the quarterly earnings per common share will not necessarily equal the amount shown for the year since the computations are performed independently and assumed conversion of preferred stock and exercise of stock options is not considered in loss periods due to it being antidilutive.

FINANCIAL CONDITION

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES Net cash provided from continuing operating activities in 2001 was $643.1 million compared with $472.4 million in 2000. The principal reasons for the increase were: the net income in 2001 and improvements in working capital management. These improvements resulted primarily from inventory reductions across all of our segments stemming from concerted efforts in inventory management.

Free cash flow of $311 million represents cash provided from continuing operating activities plus the tax on the sale of 49% of Future Brands LLC to Vin & Sprit less capital expenditures, dividends to stockholders, the tax benefit recognized as a result of the recapitalization of the office products business, the cash spend on restructuring activities, the receipt of a tax refund and interest income on the tax refund. Free cash flow is expected to be in the range of $225 to $250 million in 2002.

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES Investing activities provided cash of $339.7 million in 2001, and used net cash of $238.0 million in 2000. The change resulted from proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

CAPITAL EXPENDITURES. We focus our capital spending on growth initiatives and becoming the lowest cost producers of the highest quality products. Capital expenditures in 2001 were $207.3 million as compared with $227.2 million in 2000. This includes $19.9 million in 2000 related to restructuring activities (principally land and buildings related to relocation of certain operations to Mexico). See Note 15 for capital expenditures by segment. We currently estimate 2002 capital expenditures to be approximately $200 million. We expect to generate these funds internally.

ACQUISITIONS, DISPOSITIONS AND JOINT VENTURES. In 2001, our spirits and wine business entered into the Future Brands joint venture and received proceeds totaling $270 million from Vin & Sprit for the assets contributed and proceeds totaling $280 million from the sale of the U.K. private-label Scotch business. In addition, the spirits and wine business acquired long-term distribution rights for its super-premium tequila brands in 2001 ($6.5 million). In 2000, our spirits and wine business invested $25.6 million in its Maxxium joint venture toward its total investment of $110 million. (See Note 3.)

NET CASH USED BY FINANCING ACTIVITIES Net cash used by financing activities in 2001 was $957.2 million compared with $284.0 million in 2000. During the year, purchases of our common stock amounted to $272.8 million and proceeds received from the exercise of stock options increased as options exercises were higher than in the previous year. We used excess cash to pay down short-term debt of $950.9 million. In addition, the sale of a 10% equity interest in our wholly-owned spirits and wine subsidiary provided net cash of $373.0 million.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of December 31, 2001.

------------------------------------------------------------------------------------------------------------------------------
Payments Due by Period as of December 31, 2001
(In millions)
------------------------------------------------------------------------------------------------------------------------------
                                                                                 Less than        1-3       4-5        After 5
Contractual Obligations                                                 Total       1 year      years     years          years
------------------------------------------------------------------------------------------------------------------------------
Short-term Borrowings (See Note 4)                                  $    37.8      $  37.8     $    -    $    -        $     -
Long-term Debt (See Note 5)                                             947.8      $     -      306.9         -          640.9
Capital Lease Obligations (See Note 5)                                    2.9          1.1        1.7       0.1              -
Operating Leases (See Note 11)                                          217.0         49.0       95.2      19.7           53.1
Other Long-Term Obligations (See Note 5)                                  1.0          0.3        0.7         -              -
------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                               $ 1,206.5      $  88.2     $404.5    $ 19.8        $ 694.0
==============================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
Amount of Commitment Expiration Per Period as of December 31, 2001
(In millions)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       Less than        1-3        4-5    After 5
Other Commercial Commitments                                                   Total      1 year      years      years      years
---------------------------------------------------------------------------------------------------------------------------------
Maximum Loan Commitment (See Note 3)                                          $ 13.3    $      -     $ 13.3      $   -      $   -
Standby Letters of Credit                                                       14.4        14.4          -          -          -
Maximum Guarantees (See Note 3)                                                 55.0        15.0       40.0          -          -
Surety Bonds                                                                    28.4        28.4          -          -          -
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                         $111.1    $   57.8     $ 53.3      $   -      $   -
=================================================================================================================================

Dividends

We paid common dividends in 2001 of $0.97 per share. Dividends paid to common stockholders in 2001 increased to $147.2 million from $146.9 million in 2000 as the increase in our dividend offset the lower shares outstanding. With the December 3rd, 2001 dividend payment, we increased the common stock quarterly dividend by 4% to $.25 per share, or an indicated annual rate of $1.00 per share.

Financial Position

At December 31, 2001, total debt decreased $968.3 million to $989.5 million. Short-term debt decreased $766.8 million and long-term decreased $201.5 million. Our total debt-to-total-capital ratio decreased to 28.4% at December 31, 2001 from 47.8% at December 31, 2000. The decrease was primarily a result of the repayment of debt using the proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business.

At December 31, 2001, $1 billion of debt securities were available for public sale under our shelf registration with the Securities and Exchange Commission.

At December 31, 2001, we maintained two credit facilities, including a $750 million 5-year revolving credit agreement and a $500 million 364-day revolving credit agreement with a one-year option, which remained unused. These facilities are available for general corporate purposes, including acquisitions and share repurchases, and to support our short-term borrowings in the commercial paper market.

We believe that our internally generated funds, together with access to global credit markets, are adequate to meet our capital needs.

Working capital increased to $711.2 million at December 31, 2001 from $224.6 million at December 31, 2000. Decreased short-term debt (reflecting increased operating cash flows, the repayment of debt using the proceeds received from Vin & Sprit and from the sale of the U.K. private-label Scotch business) was the principal reason for the improvement, partly offset by the reduction in inventory levels across all our segments and a decline in accounts receivable. We believe that our 2001 working capital level was adequate to support continued growth.

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

FOREIGN EXCHANGE CONTRACTS We enter into forward foreign exchange contracts principally to hedge the currency fluctuations in transactions denominated in foreign currencies. These contracts limit the risk that would otherwise result from changes in exchange rates. We primarily hedged short-term intercompany loans, intercompany purchases and dividends declared by foreign operating companies. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. We reflect any gains and losses on forward foreign exchange contracts and the offsetting losses and gains on hedged transactions in the income statement.

At December 31, 2001, we had outstanding forward foreign exchange contracts to purchase $23 million and sell $114 million of various currencies (principally pound sterling and Euro) with a weighted average maturity of 73 days. At December 31, 2000, we had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various currencies (principally pound sterling) with a weighted average maturity of 41 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the fair value of all outstanding contracts and the contract amounts was essentially the same. A 10% fluctuation in exchange rates for these currencies would change the fair value by approximately $5.5 million and $0.4 million, respectively. However, since these contracts hedge foreign currency denominated transactions, any change in the fair value of the contracts would offset the changes in the underlying value of the transactions being hedged.

INTEREST RATES We may, from time to time, enter into interest rate swap agreements to manage our exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. We record the payments or receipts on the agreements as adjustments to interest expense. At December 31, 2001 and 2000, we did not have any outstanding interest rate swap agreements.

FINANCIAL CONDITION

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total long-term debt (including current portion) at December 31, 2001 and 2000 was $980.3 million and $1,138.5 million, respectively. If the prevailing interest rates at December 31, 2001 and 2000 had increased by 1%, the fair value of our total long-term debt would have decreased by approximately $62 million and $61 million, respectively. We based fair values on quoted market prices, where available, and on investment bankers' quotes using current interest rates, considering credit ratings and the remaining terms to maturity.

See Notes 1 and 13 for a discussion of the accounting policies for Derivative Financial Instruments and information on Financial Instruments, respectively.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased $376.4 million principally due to the sale of a 10% equity interest in our wholly-owned spirits and wine subsidiary, Jim Beam Brands Worldwide, to Vin & Sprit.

Stockholders' Equity
Stockholders' equity at year end 2001 decreased $33.2 million. We purchased, through open market purchases, 7.5 million and 10 million shares of common stock during 2001 and 2000, respectively.

Cautionary Statement

This annual report contains statements relating to future results. They are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution readers that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to:

-   changes in general economic conditions,
-   foreign exchange rate fluctuations,
-   changes in interest rates,
-   competitive product and pricing pressures,
-   trade consolidations,
-   the impact of excise tax increases with respect to distilled spirits,
-   regulatory developments,
-   the uncertainties of litigation,
-   changes in golf equipment regulatory standards,
-   the impact of weather, particularly on the home and golf brand groups,
- expenses and disruptions related to shifts in manufacturing to different locations and sources,
-   challenges in the integration of acquisitions and joint ventures, as well as
- other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

Quarterly Common Stock Cash Dividend Payments

------------------------------------
                    2001        2000
------------------------------------
Payment date   Per share   Per share
------------------------------------
March         $      .24   $     .23
June                 .24         .23
September            .24         .23
December             .25         .24
------------------------------------
              $      .97   $     .93
====================================

Quarterly Composite Common Stock Prices

--------------------------------------
               2001            2000
--------------------------------------
          High     Low    High     Low
--------------------------------------
First   $35.19  $28.38  $33.25  $21.25
Second  $38.40  $30.71  $29.00  $22.69
Third   $39.00  $30.25  $26.50  $19.19
Fourth  $40.54  $33.00  $30.94  $24.06
======================================

The common stock is listed on the New York Stock Exchange, which is the principal market for this security. The high and low prices are as reported in the consolidated transaction reporting system.

CONSOLIDATED STATEMENT OF INCOME

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------
For years ended December 31 (In millions, except per-share amounts)                   2001       2000       1999
----------------------------------------------------------------------------------------------------------------
NET SALES                                                                         $5,678.7   $5,752.0   $5,500.6
  Cost of products sold                                                            3,128.3    3,089.0    2,873.1
  Excise taxes on spirits and wine                                                   360.4      352.7      401.8
  Advertising, selling, general and administrative expenses                        1,475.9    1,529.8    1,518.5
  Amortization of intangibles                                                         62.7       79.6       85.5
  Write-down of identifiable intangibles and goodwill                                 73.3      502.6    1,126.0
  Restructuring charges                                                               45.4       19.7      136.8
  Interest and related expenses                                                       96.8      133.8      106.8
  Other (income) expenses, net                                                       (56.0)       0.8      (31.8)
----------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS                             491.9       44.0     (716.1)
  Income taxes                                                                        94.4      176.6      169.9
  Minority interests                                                                  11.5        5.1        4.6
----------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                                                 $  386.0   $ (137.7)  $ (890.6)
================================================================================================================
EARNINGS PER COMMON SHARE

Basic
  Net income (loss)                                                               $   2.55   $  (0.88)  $  (5.35)
----------------------------------------------------------------------------------------------------------------
Diluted
  Net income (loss)                                                               $   2.49   $  (0.88)  $  (5.35)
================================================================================================================
DIVIDENDS PAID PER COMMON SHARE                                                   $    .97   $    .93   $    .89
================================================================================================================
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic                                                                                151.7      157.6      166.6
----------------------------------------------------------------------------------------------------------------
Diluted                                                                              155.3      157.6      166.6
================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------
December 31 (In millions, except per-share amounts)                                 2001           2000
-------------------------------------------------------------------------------------------------------
ASSETS

Current assets
  Cash and cash equivalents                                                    $    48.7      $    20.9
  Accounts receivable less allowances for discounts,
    doubtful accounts and returns, 2001 $61.0; 2000 $60.0                          860.6          952.1

  Inventories
    Bulk whiskey                                                                   180.8          297.9
    Other raw materials, supplies and work in process                              249.6          303.7
    Finished products                                                              426.2          477.6
=======================================================================================================
    Total inventories                                                              856.6        1,079.2
  Other current assets                                                             203.7          212.3
=======================================================================================================
    TOTAL CURRENT ASSETS                                                         1,969.6        2,264.5
-------------------------------------------------------------------------------------------------------
Property, plant and equipment
  Land and improvements                                                             99.8           98.5
  Buildings and improvements to leaseholds                                         531.3          552.0
  Machinery and equipment                                                        1,513.7        1,498.0
  Construction in progress                                                         117.1          126.6
-------------------------------------------------------------------------------------------------------
                                                                                 2,261.9        2,275.1
  Less accumulated depreciation                                                  1,103.5        1,070.0
-------------------------------------------------------------------------------------------------------

  Property, plant and equipment, net                                             1,158.4        1,205.1

Intangibles resulting from business acquisitions,
  net of accumulated amortization, 2001 $702.8; 2000 $794.1                      1,789.6        1,989.4
Other assets                                                                       383.3          305.1
-------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                               $ 5,300.9      $ 5,764.1
=======================================================================================================

CONSOLIDATED BALANCE SHEET

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------------------------------
                                                                                      2001          2000
--------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Notes payable to banks                                                       $    37.8     $    41.7
    Commercial paper                                                                     -         751.9
    Current portion of long-term debt                                                  1.4          12.4
    Accounts payable                                                                 308.9         291.8
    Accrued taxes                                                                    353.3         387.3
    Accrued customer programs                                                        132.5         142.5
    Accrued salaries, wages and other compensation                                   100.2         113.6
    Accrued expenses and other liabilities                                           324.3         298.7
--------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                          1,258.4       2,039.9
========================================================================================================

  Long-term debt                                                                     950.3       1,151.8
  Deferred income                                                                    227.2             -
  Deferred income taxes                                                                  -          54.9
  Postretirement and other liabilities                                               371.5         367.2
========================================================================================================
TOTAL LIABILITIES                                                                  2,807.4       3,613.8
--------------------------------------------------------------------------------------------------------

  Minority interest in consolidated subsidiaries                                     390.8          14.4

  Stockholders' equity
    $2.67 Convertible Preferred stock                                                  8.6           9.2
    Common stock, par value $3.125 per share, 229.6 shares issued                    717.4         717.4
    Paid-in capital                                                                  113.2         125.9
    Accumulated other comprehensive loss                                            (131.7)        (79.6)
    Retained earnings                                                              4,157.7       3,919.7
    Treasury stock, at cost                                                       (2,762.5)     (2,556.7)
--------------------------------------------------------------------------------------------------------
      TOTAL STOCKHOLDERS' EQUITY                                                   2,102.7       2,135.9
--------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                 $ 5,300.9     $ 5,764.1
========================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------------------------------------------
For years ended December 31 (In millions)                                            2001        2000          1999
===================================================================================================================
OPERATING ACTIVITIES
Net income (loss)                                                                 $ 386.0    $ (137.7)    $  (890.6)
Write-down of identifiable intangibles and goodwill                                  73.3       502.6       1,126.0
Restructuring charges                                                                45.4        19.7         136.8
Depreciation and amortization                                                       218.7       236.7         230.5
Deferred income taxes                                                               (88.1)       34.0           1.2
Decrease (increase) in accounts receivable                                           37.0       (22.6)        (24.4)
Decrease (increase) in inventories                                                   85.1       (49.3)         34.7
(Increase) decrease in other assets                                                 (49.6)       17.2         (57.2)
(Decrease) increase in accrued taxes                                                (14.6)      (46.6)          8.7
Decrease in accounts payable, accrued expenses and other liabilities                (28.7)      (68.8)        (68.6)
Tax benefit on the exercise of stock options                                         (4.3)       (0.2)        (15.2)
Other operating activities, net                                                     (17.1)      (12.6)          6.5
-------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED FROM CONTINUING OPERATING ACTIVITIES                            643.1       472.4         488.4
===================================================================================================================

INVESTING ACTIVITIES
Additions to property, plant and equipment                                         (207.3)     (227.2)       (240.5)
Investment in joint venture and acquisitions, net of cash acquired                   (6.5)      (25.6)       (132.3)
Proceeds from the disposition of property, plant and equipment                        3.3        15.0          23.2
Proceeds from the contribution of assets to joint venture                           270.0           -             -
Proceeds from the disposition of operations                                         280.0           -             -
Other investing activities, net                                                       0.2        (0.2)          0.4
-------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                  339.7      (238.0)       (349.2)
===================================================================================================================

FINANCING ACTIVITIES
Proceeds from sale of minority interest in wholly-owned subsidiary, net             373.0           -             -
(Decrease) increase in short-term debt, net                                        (950.9)      159.4         316.5
Issuance of long-term debt                                                              -           -         226.3
Repayment of long-term debt                                                         (13.7)      (43.4)       (182.6)
Dividends to stockholders                                                          (148.0)     (147.7)       (149.6)
Cash purchases of common stock for treasury                                        (272.8)     (256.1)       (397.7)
Proceeds received from exercise of stock options                                     54.0         2.7          80.4
Other financing activities, net                                                       1.2         1.1          (0.6)
-------------------------------------------------------------------------------------------------------------------
  NET CASH USED BY FINANCING ACTIVITIES                                            (957.2)     (284.0)       (107.3)
===================================================================================================================
Effect of foreign exchange rate changes on cash                                       2.2        (1.4)         (0.3)
  NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            $  27.8    $  (51.0)    $    31.6
===================================================================================================================
Cash and cash equivalents at beginning of year                                    $  20.9    $   71.9     $    40.3
Cash and cash equivalents at end of year                                          $  48.7    $   20.9     $    71.9
===================================================================================================================
Cash paid during the year for
   Interest, net of capitalized amount                                            $  94.5    $  140.9     $   114.7
   Income taxes                                                                   $ 220.4    $  178.1     $   171.3
===================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------------------
                                      $2.67                            Accumulated
                                Convertible                                  Other                   Treasury
                                 Preferred     Common    Paid-In     Comprehensive      Retained        Stock,
(In millions)                        Stock      Stock     Capital     Income (Loss)     Earnings       At Cost         Total
----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999          $ 10.5    $ 717.4     $  147.6        $    4.7     $ 5,245.4    $ (2,028.1)    $ 4,097.5

Comprehensive income
  Net loss                               -          -            -               -        (890.6)            -        (890.6)
  Changes during the year                -          -            -           (19.6)            -             -         (19.6)
----------------------------------------------------------------------------------------------------------------------------

Total comprehensive loss                 -          -            -           (19.6)       (890.6)            -        (910.2)

Dividends                                -          -            -               -        (149.6)            -        (149.6)
Purchases                                -          -            -               -             -        (397.6)       (397.6)
Tax benefit on exercise of
  stock options                          -          -        (15.2)              -             -             -         (15.2)
Conversion of preferred stock
  and delivery of stock
  plan shares                         (0.6)         -         (1.6)              -             -         115.5         113.3
============================================================================================================================

Balance at December 31, 1999        $  9.9    $ 717.4     $  130.8        $  (14.9)    $ 4,205.2    $ (2,310.2)    $ 2,738.2

Comprehensive income
  Net loss                               -          -            -               -        (137.7)            -        (137.7)
  Changes during the year                -          -            -           (64.7)         (0.1)            -         (64.8)
----------------------------------------------------------------------------------------------------------------------------

Total comprehensive loss                 -          -            -           (64.7)       (137.8)            -        (202.5)

Dividends                                -          -            -               -        (147.7)            -        (147.7)
Purchases                                -          -            -               -             -        (255.8)       (255.8)
Tax benefit on exercise of
  stock options                          -          -         (0.2)              -             -             -          (0.2)
Conversion of preferred stock
  and delivery of stock
  plan shares                         (0.7)         -         (4.7)              -             -           9.3           3.9
============================================================================================================================

Balance at December 31, 2000        $  9.2    $ 717.4     $  125.9        $  (79.6)    $ 3,919.7    $ (2,556.7)    $ 2,135.9

Comprehensive income
  Net income                             -          -            -               -         386.0             -         386.0
  Changes during the year                -          -            -           (52.1)            -             -         (52.1)
----------------------------------------------------------------------------------------------------------------------------

Total comprehensive income               -          -            -           (52.1)        386.0             -         333.9

Dividends                                -          -            -               -        (148.0)            -        (148.0)
Purchases                                -          -            -               -             -        (272.8)       (272.8)
Tax benefit on exercise of
  stock options                          -          -         (4.3)              -             -             -          (4.3)
Conversion of preferred stock,
  delivery of stock plan
  shares and sale of stock in
  a subsidiary                        (0.6)         -         (8.4)              -             -          67.0          58.0
============================================================================================================================
Balance at December 31, 2001        $  8.6    $ 717.4     $  113.2        $ (131.7)    $ 4,157.7    $ (2,762.5)    $ 2,102.7
============================================================================================================================

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

INVENTORIES Inventories are priced at the lower of cost (principally first-in, first-out and average, with minor amounts at last-in, first-out) or market. In accordance with generally recognized trade practice, bulk whiskey inventories are classified as current assets, although the majority of such inventories, due to the duration of aging processes, ordinarily will not be sold within one year.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are carried at cost. Depreciation is provided, principally on a straight-line basis, over the estimated useful lives of the assets. Gains or losses resulting from dispositions are included in income. Betterments and renewals which improve and extend the life of an asset are capitalized; maintenance and repair costs are expensed.

INTANGIBLES Goodwill is amortized on a straight-line basis over its estimated useful life, principally over a forty year period, except for certain amounts related to businesses acquired prior to 1971, which are not being amortized because they have been determined to have continuing value over an indefinite period.

The Company evaluates the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. The rate used in determining discounted cash flows is a rate corresponding to the Company's cost of capital, risk adjusted where necessary. Estimated cash flows are then determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows can be determined. When estimated future discounted cash flows are less than the carrying value of the net assets (tangible and identifiable intangibles) and related goodwill, impairment losses of goodwill are charged to operations. Impairment losses, limited to the carrying value of goodwill, represent the excess of the sum of the carrying value of the net assets (tangible and identifiable intangible) and goodwill over the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considers current and projected future levels of income as well as business trends, prospects and market and economic conditions. Prior to April 1999, the assessment of recoverability and measurement of impairment of goodwill was based on undiscounted cash flows. This change represents a change in accounting principle which is indistinguishable from a change in estimate and accordingly, the effect of the change was recorded in the second quarter of 1999. This change resulted in a non-cash write-down of goodwill of $1,126 million ($6.76 per share) in the second quarter of 1999. The write-downs by business segment were: golf products - $517.7 million, spirits and wine N $502.7 million and office products - $105.6 million.

Additionally, in accordance with this accounting policy, during the fourth quarter of 2000, the Company recorded a non-cash write-down of goodwill of $502.6 million, $487.3 million after tax ($3.09 per share) for office products. This action resulted from the significant shortfall in office products earnings, the softening conditions in the office products industry and the ongoing repositioning process, which led to the implementation of additional restructuring plans.

Included in intangible assets, at December 31, 2001 and 2000 are $694.3 million and $859.6 million, respectively, of identifiable intangibles, net of cumulative amortization, comprised primarily of brands and trademarks which are being amortized over their useful life of up to 40 years. In conjunction with our ongoing review of the carrying value of our identifiable intangibles as prescribed by FAS Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded a non-cash write-down of identifiable intangibles of $73.3 million, $67.1 million after tax (44 cents basic and 43 cents diluted per share). The write-down recognized the diminished fair values of select identifiable intangibles resulting from the restructuring of office products and the consolidation of non-core tradenames in home products. The write-downs by business segment were: office products - $64.4 million and home products - $8.9 million.

NET SALES Net sales in 2001 reflect the adoption of Emerging Issues Task Force No. 00-22 relating to the reporting of customer rebates. Costs associated with these customer rebates have been reclassified from "advertising, selling, general and administrative expenses" to net sales for 2000 and 1999 to conform to the 2001 presentation. These reclassifications reduced net sales by $92.5 million and $78.4 million for the years ended December 31, 2000 and 1999.

Net sales in 2000 reflect the adoption of Emerging Issues Task Force No. 00-10 relating to the reporting of billed shipping and handling amounts. Amounts billed for shipping and handling costs have been reclassified from "advertising, selling, general and administrative expenses" to net sales for 1999 to conform to the 2000 presentation. This reclassification added $54.3 million to net sales for the year ended December 31, 1999.

The Company generally recognizes revenue as products are shipped to customers, net of applicable provisions for discounts, returns and allowances. The Company provides for its estimate of potential bad debt and warranty expense at the time of revenue recognition.

CUSTOMER PROGRAM COSTS The Company generally recognizes customer program costs in either net sales or the category "advertising, selling, general and administrative expenses" at the time the program is initiated and/or the revenue is recognized. These costs include competitor product buy-backs, cooperative advertising programs, shared media programs, product buy-downs and other miscellaneous programs. These costs totaled $392.8 million, $408.6 million, and $345.9 million for the years ended December 31, 2001, 2000 and 1999, respectively.

EMPLOYEE BENEFIT PLANS The Company and its subsidiaries provide a range of benefits to their employees and retired employees, including pensions, post-retirement, post-employment and health care benefits. The Company records annual amounts relating to these plans based on calculations specified by generally accepted accounting principles, which include various actuarial assumptions, including discount rates, assumed rates of return, compensation increases, turnover rates and health care cost trend rates. The Company reviews its actuarial assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As required by United States generally accepted accounting principles, the effect of the modifications is generally recorded or amortized over future periods. The Company believes that the assumptions utilized in recording its obligations under its plans, which are presented in Note 10 to the consolidated financial statements, are reasonable based on its experience and on input from its actuaries.

ADVERTISING COSTS Advertising costs, which amounted to $430.2 million, $451.7 million and $415.2 million in 2001, 2000 and 1999, respectively, are principally charged to expense as incurred.

The Company capitalizes certain direct-response advertising costs. Such costs are generally amortized in proportion to when revenues are recognized. The amounts of direct response advertising capitalized in 2001 and 2000 were $20.5 and $18.7 million, respectively. Amortization of $20.0 million, $20.7 million and $26.8 million was recorded in the years ended December 31, 2001, 2000 and 1999, respectively, and is included in the above amounts.

RESEARCH AND DEVELOPMENT Research and development expenses, which amounted to $54.3 million, $55.5 million and $55.6 million in 2001, 2000 and 1999, respectively, are charged to expense as incurred.

INCOME TAXES Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in tax rates expected to be in effect when the temporary differences reverse.

Deferred income taxes are not provided on undistributed earnings of foreign subsidiaries, aggregating approximately $228.7 million at December 31, 2001, as such earnings are expected to be permanently reinvested in these companies.

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

DERIVATIVE FINANCIAL INSTRUMENTS Effective January 1, 2001, the Company adopted FAS Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment FAS Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require recognition of all derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. If the derivative is designated as a fair value hedge and is effective, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

in the same period. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income ("OCI") and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The impact of the adoption of FAS 133 and 138 on January 1, 2001, was not material. Derivative gains or losses included in OCI are reclassified into earnings at the time the forecasted revenue or expense is recognized. During the year ended December 31, 2001, $0.6 million in deferred gain amounts were reclassified to cost of sales. The Company estimates that $1.2 million of derivative gain included in OCI will be reclassified to earnings within the next twelve months.

FOREIGN CURRENCY RISK Certain forecasted transactions, assets and liabilities are exposed to foreign currency risk. The Company continually monitors its foreign currency exposures in order to maximize the overall effectiveness of its foreign currency hedge positions. Principal currencies hedged include the pound sterling, the Euro, the Canadian dollar and the Australian dollar.

INTEREST RATE RISK The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amounts. The Company records the payments or receipts on the agreements as adjustments to interest expense. As of December 31, 2001 and 2000, the Company did not have any outstanding interest rate swap agreements.

RECENTLY ISSUED ACCOUNTING STANDARDS The Emerging Issues Task Force ("EITF") issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which addresses the recognition, measurement and statement of earnings classification for certain sales incentives, and will be effective in the first quarter of 2002. As a result, certain items previously included in cost of sales and in selling and administrative costs on the consolidated statement of operations will be recorded as a reduction of sales. Upon adoption, prior period amounts will be reclassified to conform to the new requirements. In April 2001, the EITF reached a consensus on EITF No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." EITF No. 00-25 requires that certain expenses included in cost of sales and in selling and administrative costs be recorded as a reduction of sales and will be effective in the first quarter of 2002. For the years ended December 31, 2001 and 2000, these costs, which occurred principally in the office products segment, totaled $117.6 million and $115.7 million, respectively.

Additionally, in July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142 "Goodwill and Other Intangible Assets." Effective January 1, 2002, we will no longer amortize goodwill and certain intangible assets as a charge to earnings. In addition, we will be required to review goodwill and other intangible assets for potential impairment on an annual basis. We currently anticipate that intangible amortization will be reduced by approximately $50 million which will result in an earnings per share benefit of approximately 31 cents in 2002 as a result of adopting this new standard.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company plans to adopt the standard at the beginning of 2002.

2. Sale of Stock of Subsidiary

In December 2001, the Company completed the first of two transactions to sell shares in its wholly-owned office products subsidiary, ACCO World Corporation ("ACCO"), in a private offering. The offering, which was completed in the first quarter of 2002, results in an aggregate reduction of less than 2% of the Company's interest in ACCO. The Company has elected to treat the sale as an equity transaction, recording the difference between the purchase price and the book value of the subsidiary"s stock to "Paid-in-capital." As a result of this recapitalization, the Company recognized a net tax benefit of $72.9 million. Additionally, the transaction resulted in a substantial tax loss that carries forward and will be realized in the event that the Company has qualified taxable capital gains.

3. Acquisitions, Disposals and Joint Ventures

In May 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden ("V&S") creating a joint venture, named Future Brands LLC (the "LLC"), to distribute both companies' spirits and wine brands in the United States. The Company's spirits and wine business has accounted for this joint venture using the equity method of accounting. V&S paid $270 million to gain access to our spirits and wine business's U.S. distribution network and to acquire a 49% interest in the LLC, and paid $375 million to purchase a 10% equity interest in Jim Beam Brands Worldwide ("JBBW") in the form of convertible preferred stock. The shares of JBBW convertible preferred stock issued to V&S is convertible into 10% of the JBBW common stock and have voting power equivalent to a 10% interest in JBBW common stock. The preferred stock is entitled to a dividend equal to the greater of 10% of the dividend paid upon JBBW common stock or 3% of the preferred stock's face value ($375 million) plus unpaid accrued dividends; no dividends may be paid on common stock unless all unpaid accrued JBBW preferred stock dividends have been paid. V&S also received a 3-year option to increase its equity stake in JBBW by up to an additional 9.9%. V&S may require the Company to purchase the JBBW preferred stock in whole or in part at any time after May 31, 2004, or upon a change in control of JBBW, Jim Beam Brands Co. ("JBB Co."), or certain other events. The Company has accounted for the $270 million gain on the sale of 49% of the LLC as deferred income and the resulting tax on sale as a deferred income tax asset due to certain continuing obligations of JBB Co. including, but not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts in the event of a default of the LLC. In June 2001, the Company began amortizing these amounts to other (income) expenses, net on a straight-line basis over the next ten years.

In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. ("Maxxium") with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. The Company's spirits and wine business has accounted for this joint venture using the equity method of accounting. JBBW agreed to contribute assets related to its international distribution network and periodic cash payments with a total estimated value of $110 million in return for a one-third interest in the venture. JBBW's investments in Maxxium were recorded at its book value of assets contributed plus cash invested.

In addition to the investment in the LLC, V&S invested 107 million Euros (approximately $90 million) to acquire a 25% interest in Maxxium. As a result of this investment by V&S, our spirits and wine business received an $8.2 million dividend from Maxxium, which reduced its investment in the joint venture.

JBBW has made cash investments of $25.6 million and $28.6 million in 2000 and 1999, respectively. JBBW's total anticipated investment of $110 million in Maxxium is contingent upon achievement of certain contractual performance measures, which were not met in 2001.

In addition, the Company guarantees certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding at December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. JBBW has also executed a Shareholder Loan Facility ("Loan Facility") with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003.

In October 2001, the Company's spirits and wine business sold its U.K.-based Scotch whisky business for $280 million in cash. The sale of the business consisted of the Invergordon private-label and bulk Scotch operations and several regional brands in the U.K. The products included in the agreement generated sales of approximately $235 million (including excise taxes) and operating company contribution of approximately $38 million in 2000. The Company recorded an after-tax gain of $21.8 million related to the sale.

In 1999, the Company recognized a gain of $31.6 million, $21.2 million after tax, on the sale of a financing subsidiary. This amount is included in the "Other (income) expenses, net" caption in the income statement.

In 1999, the home products business acquired NHB Group Ltd., a manufacturer of ready-to-assemble kitchen and bath cabinetry and the office products business acquired Boone International Inc., a manufacturer of dry-erase boards and markers, bulletin boards, easels and other presentation products. The aggregate cost of these acquisitions was $103.6 million, including fees and expenses. The cost exceeded the estimated fair value of net assets acquired by $78 million, of which $39 million remains as of December 31, 2001, reflecting a decrease of $39 million primarily related to the write-down of goodwill in office products.

The businesses acquired have been included in consolidated results from the dates of acquisition. Had the acquisitions been consolidated at the beginning of the year prior to the acquisitions, they would not have materially affected results.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

4. Short-term Borrowings and Credit Facilities

At December 31, 2001 and 2000, there were $37.8 million and $793.6 million of short-term borrowings outstanding, respectively, comprised of notes payable to banks and commercial paper. The weighted average interest rate on these borrowings was 5.3% and 6.3%, respectively.

At December 31, 2001 and 2000, there were $14.7 million and $26.6 million outstanding under committed bank credit agreements, which provide for unsecured borrowings of up to $76.1 million and $59.8 million, respectively, for general corporate purposes, including acquisitions.

In addition, the Company had uncommitted bank lines of credit, which provide for unsecured borrowings for working capital, of up to $80.2 million of which $23.1 million was outstanding at December 31, 2001.

See Note 13 for a description of the Company's use of financial instruments.

5. Long-term Debt

The components of long-term debt are as follows:

----------------------------------------------------------------
(In millions)                           2001                2000
----------------------------------------------------------------

Notes payable(a), (b)              $       -           $   200.0
8 1/2% Notes, Due 2003                 106.9               106.9
7 1/8% Notes, Due 2004                 200.0               200.0
6 1/4% Notes, Due 2008                 200.0               200.0
8 5/8% Debentures, Due 2021             90.9                90.9
7 7/8% Debentures, Due 2023            150.0               150.0
6 5/8% Debentures, Due 2028            200.0               200.0
Other notes                                -                11.0
Miscellaneous                            3.9                 5.4
----------------------------------------------------------------
                                       951.7             1,164.2
Less current portion                     1.4                12.4
----------------------------------------------------------------
                                   $   950.3           $ 1,151.8
----------------------------------------------------------------

(a) At December 31, 2001, the Company maintained two revolving credit agreements with various banks, which the Company entered into in 2001. Such agreements include a $750 million 5-year revolving credit agreement and a $500 million 364-day revolving credit agreement, which expires in 2002 and includes the option to extend payment for one year at the Company's discretion. The interest rate was set at the time of each borrowing. The facility fees of .08% and .06% per annum were paid on the $750 million 5-year revolving credit agreement and the $500 million 364-day revolving credit agreement, respectively. The fee for the $750 million 5-year revolving credit agreement was subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements are made for general corporate purposes, including acquisitions, share repurchases and support for the Company's short-term borrowings in the commercial paper market.

(b) At December 31, 2000, the Company maintained revolving credit agreements expiring in 2002 with various banks, which provided for unsecured borrowings of up to $1.5 billion (which were reduced to $20 million in 2001). The interest rate was set at the time of each borrowing. A commitment fee of .10% per annum was paid on the unused portion. The fee was subject to increases up to a maximum of .20% per annum in the event the Company's long-term debt rating falls below specified levels. Borrowings under these agreements were made for general corporate purposes, including acquisitions and support for the Company's short-term borrowings in the commercial paper market. The Company had the ability and intent to refinance $200 million of short-term notes payable; accordingly, short-term notes payable in this amount were classified as long-term debt at December 31, 2000 and subsequently repaid in 2001.

Estimated payments for maturing debt during the next five years are as follows:
2002, $1.4 million; 2003, $108.5 million; 2004, $200.4 million; 2005, $0.3 million; and 2006, $0.1 million.

6. $2.67 Convertible Preferred Stock-Redeemable at Company's Option

Shares of the $2.67 Convertible Preferred stock issued and outstanding at December 31, 2001, 2000 and 1999 were 281,515 shares, 302,399 shares and
323,325 shares, respectively. Reacquired, redeemed or converted authorized shares that are not outstanding are required to be retired or restored to the status of authorized but unissued shares of preferred stock without series designation. The holders of $2.67 Convertible Preferred stock are entitled to cumulative dividends, three-tenths of a vote per share (in certain events, to the exclusion of the common shares), preference in liquidation over holders of common stock of $30.50 per share plus accrued dividends and to convert each share of such stock into 6.205 shares of common stock. Authorized but unissued common shares are reserved for issuance upon such conversions, but treasury shares may be and are delivered. Shares converted were 20,884 shares, 20,926 shares and 21,506 shares during 2001, 2000 and 1999, respectively. The Company may redeem such Preferred stock at a price of $30.50 per share, plus accrued dividends.

A cash dividend of $2.67 per share in the aggregate amounts of $0.8 million, $0.8 million and $0.9 million was paid in each of the years ended December 31, 2001, 2000 and 1999, respectively.

7. Capital Stock

The Company has 750 million authorized shares of common stock and 60 million authorized shares of Preferred stock.

There were 147,997,773 and 153,508,867 common shares outstanding at December 31, 2001 and 2000, respectively.

The cash dividends paid on the common stock for the years ended December 31, 2001, 2000 and 1999 aggregated $147.2 million, $146.9 million and $148.7 million, respectively.

Treasury shares purchased and received as consideration for stock options exercised amounted to 7,546,333 shares in 2001; 10,021,166 shares in 2000; and 11,181,299 shares in 1999. Treasury shares delivered in connection with exercise of stock options and grants of other stock awards and conversion of preferred stock and debentures amounted to 2,035,239 shares in 2001; 286,992 shares in 2000; and 3,540,070 shares in 1999. At December 31, 2001 and 2000 there were 81,572,251 and 76,061,157 common treasury shares, respectively.

8. Preferred Share Purchase Rights

Each outstanding share of common stock also evidences one Preferred Share Purchase Right ("Right"). The Rights will generally become exercisable only in the event of an acquisition of, or a tender offer for, 15% or more of the common stock. If exercisable, each Right is exercisable for 1/100th of a share of Series A Junior Participating Preferred Stock at an exercise price of $150. Also, upon an acquisition of 15% or more of the common stock, or upon an acquisition of the Company or the transfer of 50% or more of its assets or earning power, each Right (other than Rights held by the 15% acquirer, if applicable), if exercisable, will generally be exercisable for common shares of the Company or the acquiring company, as the case may be, having a market value of twice the exercise price. In certain events, however, Rights may be exchanged by the Company for common stock at a rate of one share per Right. The Rights may be redeemed at any time prior to an acquisition of 15% or more of the common stock at a redemption price of $.01 per Right. Until a Right is exercised, the holder, as such, will have no voting, dividend or other rights as a stockholder of the Company. The Rights expire on December 24, 2007.

All 2.5 million of the authorized Series A Preferred shares are reserved for issuance upon exercise of Rights, and at December 31, 2001, outstanding Rights would have been exercisable as described above in the aggregate for 1,479,978 of such shares.

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

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock plans as allowed under FAS Statement No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the fixed stock options granted in 2001, 2000 and 1999 been determined consistent with FAS No. 123, pro forma net income (loss) and earnings per common share would have been as follows:

----------------------------------------------------------------
(In millions,
except per-share amounts)        2001           2000        1999
----------------------------------------------------------------
Net income (loss)            $  371.6       $ (152.7)   $ (897.6)
----------------------------------------------------------------
Earnings per Common share
 Basic                       $   2.46       $  (0.97)   $  (5.39)
----------------------------------------------------------------
Diluted                      $   2.39          (0.97)   $  (5.39)
----------------------------------------------------------------

Changes during the three years ended December 31, 2001 in shares under options were as follows:

----------------------------------------------------------------
                                                Weighted-Average
                                     Options      Exercise Price

----------------------------------------------------------------
Outstanding at December 31, 1998  12,415,326            $  29.45
 Granted                           2,225,401               34.23
 Exercised                        (3,284,072)              26.10
 Lapsed                             (198,311)              34.21
----------------------------------------------------------------
Outstanding at December 31, 1999  11,158,344               31.30
 Granted                           3,184,450               24.46
 Exercised                          (122,941)              22.09
 Lapsed                             (426,179)              33.56
----------------------------------------------------------------
Outstanding at December 31, 2000  13,793,674               29.73
 Granted                           2,835,950               32.06
 Exercised                        (1,857,027)              27.50
 Lapsed                             (604,992)              30.90
----------------------------------------------------------------
Outstanding at December 31, 2001  14,167,605            $  30.44
----------------------------------------------------------------


Options exercisable at the end of each of the three years ended December 31, 2001 were as follows:

----------------------------------------------------------------
                                      Options   Weighted-Average
                                  Exercisable     Exercise Price
----------------------------------------------------------------
December 31, 2001                   8,826,715           $  30.99
December 31, 2000                   8,710,980           $  30.63
December 31, 1999                   7,641,037           $  29.84
----------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

The weighted-average fair values of options granted during 2001, 2000 and 1999 were $8.91, $6.15, and $8.80, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

----------------------------------------------------------
                              2001        2000        1999
----------------------------------------------------------
Expected dividend yield        3.0%        3.4%        2.7%
Expected volatility           36.4%       30.0%       28.0%
Risk-free interest rate        4.0%        6.0%        6.0%
Expected term            4.5 Years   4.5 Years   4.5 Years
----------------------------------------------------------

Options outstanding at December 31, 2001 were as follows:

----------------------------------------------------------------
                               Weighted-Average       Weighted-
Range Of               Number         Remaining         Average
Exercise Prices   Outstanding  Contractual Life  Exercise Price
----------------------------------------------------------------
$20.98 to $24.50     3,606,538               7.4          $23.83
 26.26 to 33.41      5,299,991               7.2           30.52
 34.16 to 39.88      5,261,076               7.0           34.89
----------------------------------------------------------------
$20.98 to $39.88    14,167,605               7.2          $30.44
----------------------------------------------------------------

Options exercisable at December 31, 2001 were as follows:

------------------------------
Number        Weighted-Average
Exercisable     Exercise Price
------------------------------
2,559,152         $ 24.23
2,887,532           31.96
3,380,031           35.29
------------------------------
8,826,715         $ 30.99
------------------------------

At December 31, 2001, performance awards were outstanding pursuant to which up to 217,650 shares, 137,400 shares, 222,450 shares and 213,701 shares may be issued in 2002, 2003, 2004, and 2005 respectively, depending on the extent to which certain specified performance objectives are met. 120,034 shares, 99,781 shares and 117,690 shares were issued pursuant to performance awards during 2001, 2000 and 1999, respectively. The costs of performance awards are expensed over the performance period.

Compensation expense for stock based plans recorded for 2001, 2000 and 1999 was $5.4 million, $3.5 million and $3.4 million, respectively.

Shares available in connection with future awards under the Company's stock plans at December 31, 2001, 2000 and 1999 were: 3,979,940; 6,465,498; and
9,752,818, respectively. Authorized but unissued shares are reserved for issuance in connection with awards, but treasury shares may be and are delivered.

10. Pension and Other Retiree Benefits

The Company has a number of pension plans, principally in the United States, covering substantially all employees. The plans provide for payment of retirement benefits, mainly commencing between the ages of 60 and 65, and also for payment of certain disability and severance benefits. After meeting certain qualifications, an employee acquires a vested right to future benefits. The benefits payable under the plans are generally determined on the basis of an employee's length of service and earnings. Annual contributions to the plans are made, as necessary, to ensure legal funding requirements are satisfied.

The Company provides postretirement health care and life insurance benefits to certain employees and retirees in the United States and certain employee groups outside the United States. Many employees and retirees outside the United States are covered by government health care programs.

The components of net pension and postretirement costs are as follows:

                                        Pension Benefits           Postretirement Benefits
--------------------------------------------------------------------------------------------
(In millions)                     2001     2000   1999(a)     2001      2000      1999
--------------------------------------------------------------------------------------------
Service cost                    $ 27.5   $ 31.4   $ 33.6   $   2.3   $   1.8   $   2.2
Interest cost                     51.8     55.8     52.9       8.6       7.8       7.8
Expected return on plan assets   (72.9)   (76.1)   (70.0)        -         -         -
Net amortization and deferral      0.9      1.0      5.9      (3.3)     (4.4)     (2.3)
--------------------------------------------------------------------------------------------
                                $  7.3   $ 12.1   $ 22.4   $   7.6   $   5.2   $   7.7
--------------------------------------------------------------------------------------------

(a) The above costs, for 1999, exclude: special termination benefits ($17.4 million); a curtailment loss ($8.5 million); and a settlement loss ($3.8 million) which were recorded as a component of employee termination costs in restructuring charges. (See Note 14).

The reconciliation of beginning and ending balances of benefit obligations and fair value of plan assets, and the funded status of the plans are as follows:

-----------------------------------------------------------------------
                                   Pension               Postretirement
                                   Benefits                 Benefits
-----------------------------------------------------------------------
(In millions)                       2001      2000       2001      2000
-----------------------------------------------------------------------
CHANGE IN BENEFIT
 OBLIGATION:
 Benefit obligation at
  beginning of year           $    835.2   $ 816.4   $  120.0   $ 108.9
 Service cost                       27.5      31.4        2.3       1.8
 Interest cost                      51.8      55.8        8.6       7.8
 Actuarial loss                     10.2       9.8       13.1       8.7
 Participants' contributions         1.3       2.4        1.4       1.1
 Foreign exchange
  rate changes                      (0.7)    (21.9)         -      (0.7)
 Benefits paid                     (43.1)    (58.9)     (10.3)     (9.0)
 Dispositions                     (102.6)        -       (0.9)        -
 Curtailments                      (12.3)        -          -         -
 Other items                        (0.7)      0.2       (0.3)      1.4
-----------------------------------------------------------------------
 Benefit obligation
  at end of year                   766.6     835.2      133.9     120.0
-----------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
 Fair value of plan assets
  at beginning of year             854.9     858.0          -         -
 Actual return on
  plan assets                      (22.7)     39.2          -         -
 Employer contributions             16.4      37.3        9.8       7.9
 Participants' contributions         1.3       2.4        1.4       1.1
 Foreign exchange
  rate changes                      (0.6)    (23.6)         -         -
 Benefits paid                     (43.1)    (58.9)     (10.3)     (9.0)
 Dispositions                     (111.2)        -       (0.9)        -
 Other items                        (0.5)      0.5          -         -
-----------------------------------------------------------------------
 Fair value of plan assets
  at end of year                   694.5     854.9          -         -
-----------------------------------------------------------------------
FUNDED STATUS                      (72.1)     19.7     (133.9)   (120.0)
 Unrecognized actuarial
  loss (gain)                      110.2       3.5       (7.6)    (22.9)
 Unrecognized transition
  (gain) loss                       (0.1)     10.5          -         -
 Unrecognized prior
  service cost                      18.1      20.6       (1.5)     (0.8)
 Additional minimum liability          -       0.9          -         -
-----------------------------------------------------------------------
Net amount recognized         $     56.1   $  55.2   $ (143.0)  $(143.7)
-----------------------------------------------------------------------

Amounts recognized in the balance sheet are as follows:

------------------------------------------------------------------------
                                    Pension            Postretirement
                                    Benefits              Benefits
------------------------------------------------------------------------
(In millions)                   2001      2000        2001        2000
------------------------------------------------------------------------
Prepaid pension benefit     $   89.7   $  87.7           -           -
Accrued benefit liability      (69.7)    (51.1)  $  (143.0)  $  (143.7)
Intangible assets                9.2      10.7           -           -
Accumulated other
 comprehensive income           26.9       7.9           -           -
------------------------------------------------------------------------
 Net amount recognized      $   56.1   $  55.2   $  (143.0)  $  (143.7)
------------------------------------------------------------------------
Weighted-average
 assumptions:
 Discount rate                   7.0%      7.2%        7.2%        7.4%
 Expected long-term rate
  of return on plan assets       8.3%      9.6%          -           -
 Rate of compensation
  increase                       4.6%      4.9%        4.6%        4.9%
------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $330.4 million, $284.1 million and $233.4 million, respectively, as of December 31, 2001 and $216.0 million, $205.6 million and $176.0 million, respectively, as of December 31, 2000.

The assumed health care cost trend rate used in measuring the health care portion of the postretirement cost for 2002 is 10%, gradually declining to 5% by the year 2007 and remaining at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement benefits. A one-percentage-point increase in assumed health care cost trend rates would increase the total of the service and interest cost components for 2001 and the postretirement benefit obligation as of December 31, 2001 by $1.1 million and $11.0 million, respectively. A one-percentage-point decrease in assumed health care cost trend rates would decrease the total of the service and interest cost components for 2001 and the postretirement benefit obligation by $1.0 million and $10.1 million, respectively.

The Company sponsors a number of defined contribution plans. Contributions are determined under various formulas. Costs related to such plans amounted to $22.4 million, $21.9 million and $21.3 million in 2001, 2000 and 1999, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

11.  Lease Commitments

Future minimum rental payments under noncancelable operating leases as of December 31, 2001 are as follows:

--------------------------------------------
(In millions)
--------------------------------------------
2002                                 $ 49.0
2003                                   38.0
2004                                   31.7
2005                                   25.5
2006                                   19.7
Remainder                              54.3
--------------------------------------------
Total minimum rental payments         218.2
Less minimum rentals to be received
   under noncancelable subleases        1.2
--------------------------------------------
                                     $217.0
--------------------------------------------

Total rental expense for all operating leases (reduced by minor amounts from subleases) amounted to $50.9 million, $53.9 million and $50.3 million in 2001, 2000 and 1999, respectively.

12.  Income Taxes

The components of income (loss) from continuing operations before income taxes are as follows:

------------------------------------------------
(In millions)          2001     2000      1999
------------------------------------------------
Domestic operations  $ 377.1  $ (60.2)  $ (320.0)
Foreign operations     114.8    104.2     (396.1)
------------------------------------------------
                     $ 491.9  $  44.0   $ (716.1)
------------------------------------------------

A reconciliation of income taxes at the 35% federal statutory income tax rate to income taxes as reported is as follows:

-------------------------------------------------------------------------
(In millions)                          2001         2000         1999
-------------------------------------------------------------------------
Income taxes computed at federal
  statutory income tax rate          $ 172.2      $  13.6      $ (252.2)
Other income taxes, net of
  federal tax benefit                   16.2         20.5          21.3
Tradename/goodwill write-down
  and amortization not deductible
  for income tax purposes               35.3        183.2         418.5
Tax benefit due to recapitalization    (77.0)           -             -
Miscellaneous, including
  reversals of tax provisions
  no longer required                   (52.3)(a)    (40.7)(b)     (17.7)
-------------------------------------------------------------------------
Income taxes as reported             $  94.4      $ 176.6      $  169.9
-------------------------------------------------------------------------

(a),(b)In 2001, the Company recorded a tax reserve reversal of $31.0 million reflecting conclusion of the routine IRS examinations for the years 1990 through 1992. In 2000, the Company recorded a tax reserve reversal of $30.0 million.

As a result of the conclusion of the routine IRS examinations for the years 1990 through 1992, the Company received a one-time non-operating adjustment of $17.3 million in interest income (after tax), which was recorded in other income.

Income taxes are as follows:

-----------------------------------------------
(In millions)         2001      2000     1999
-----------------------------------------------
Currently payable
 Federal            $ 125.6   $  83.9  $  45.8
 Foreign               28.6      34.5     98.9
 Other                 39.5      28.5     28.2
Deferred
 Federal and other   (101.0)     26.1     (6.8)
 Foreign                1.7       3.6      3.8
-----------------------------------------------
                    $  94.4   $ 176.6  $ 169.9
-----------------------------------------------

The components of net deferred tax assets (liabilities) are as follows:

---------------------------------------------------
(In millions)                      2001      2000
---------------------------------------------------
Current assets
 Compensation and benefits       $  11.0   $   9.2
 Other reserves                     23.0      22.5
 Capitalized interest-inventory     13.9      14.7
 Restructuring                       8.2       5.7
 Interest                            2.1       1.9
 Accounts receivable                14.7      13.7
 Miscellaneous                      45.8      33.1
---------------------------------------------------
                                   118.7     100.8
---------------------------------------------------
Current liabilities
 Inventories                       (13.1)    (12.2)
 Miscellaneous                     (24.2)    (21.5)
---------------------------------------------------
                                   (37.3)    (33.7)
---------------------------------------------------
  Deferred income taxes included
   in other current assets          81.4      67.1
---------------------------------------------------
Noncurrent assets
 Compensation and benefits          35.4      51.9
 Other retiree benefits             51.5      30.3
 Other reserves                     21.0      31.7
 Foreign exchange                    0.6       1.2
 Deferred income                    90.0       -
 Miscellaneous                      28.6      26.7
---------------------------------------------------
                                   227.1     141.8
---------------------------------------------------
Noncurrent liabilities
 Depreciation                      (82.5)    (72.7)
 Pensions                           (4.7)     (4.9)
 Trademark amortization            (87.9)    (81.1)
 Miscellaneous                      (2.6)    (38.0)
---------------------------------------------------
                                  (177.7)   (196.7)
---------------------------------------------------
  Deferred income taxes included
   in other assets                  49.4     (54.9)
---------------------------------------------------
Net deferred tax asset          $  130.8   $  12.2
---------------------------------------------------

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

The Company enters into forward foreign exchange contracts principally to hedge currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. The periods of the forward foreign exchange contracts correspond to the periods of the hedged transactions. The Company periodically enters into forward foreign exchange contracts to hedge a portion of its net investments in foreign operating companies.

At December 31, 2001, the Company had outstanding forward foreign exchange contracts to purchase $23 million and sell $114 million of various foreign currencies (principally pound sterling and Euros), with maturities ranging from January 4, 2002 to December 20, 2002, with a weighted average maturity of 73 days. At December 31, 2000, the Company also had outstanding forward foreign exchange contracts to purchase $78 million and sell $81 million of various foreign currencies (principally pound sterling), with maturities ranging from January 3, 2001 to December 21, 2001, with a weighted average maturity of 41 days.

The estimated fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the fair value of all outstanding contracts and the contract amounts were essentially the same.

The Company may, from time to time, enter into interest rate swap agreements to manage its exposure to interest rate changes. The swaps involve the exchange of fixed and variable interest rate payments without exchanging the notional principal amount. At December 31, 2001 and 2000, the Company did not have any outstanding interest rate swap agreements.

The estimated fair value of the Company's cash and cash equivalents, notes payable to banks and commercial paper, approximates the carrying amounts due principally to their short maturities.

The estimated fair value of the Company's $951.7 million and $1,164.2 million total long-term debt (including current portion) at December 31, 2001 and 2000 was approximately $980.3 million and $1,138.5 million, respectively. The fair value is determined from quoted market prices, where available, and from investment bankers using current interest rates considering credit ratings and the remaining terms to maturity.

Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the operating companies' domestic and international customer base, thus spreading the credit risk.

14.  Restructuring and Other Nonrecurring Charges

RESTRUCTURING AND OTHER NONRECURRING CHARGES PROGRAM -- 2001 On April 19, 2001, the Company announced that as a result of its evaluation of strategic options for its office products business, it would immediately begin implementing a plan designed to improve both financial results and the long-term value of the business. The Company determined that it would not divest its office products business due to weakness in the overall economy and current conditions in the office products industry. In addition, the home segment recorded restructuring and other non-recurring charges for workforce reductions and rationalization of operations while the golf segment recorded charges for capacity reductions in select technology platforms.

As a result of this plan, the Company recorded total pre-tax restructuring charges of $45.4 million for the year ended December 31, 2001, as follows:

-------------------------------
(In millions)     Restructuring
-------------------------------
Home products            $ 15.2
Golf products               3.0
Office products            27.2
-------------------------------
                         $ 45.4
-------------------------------


Home products includes charges related to workforce reduction initiatives (342 positions) and lease cancellation costs.

Golf products includes charges related to asset write-offs associated with a reduction in wound golf ball capacity.

Office products includes charges related to product line discontinuances, rationalization of operations, expenses associated with the exploration of strategic options for the office products business and workforce reduction initiatives (779 positions) across its operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

------------------------------------------------------------------------------------------------------------------
Reconciliation of the restructuring liability, as of December 31, 2001, is as follows:
------------------------------------------------------------------------------------------------------------------
                                                               2001              Cash       Non-Cash    Balance at
(In millions)                                             Provision      Expenditures     Write-offs      12/31/01
------------------------------------------------------------------------------------------------------------------
Rationalization of operations
  Employee termination costs(a)                            $22.8           $(5.7)          $   -         $17.1
  Other                                                      6.5            (1.8)              -           4.7
International distribution and lease agreements              5.3            (0.1)              -           5.2
Loss on disposal of assets                                  10.8            (2.1)           (6.3)          2.4
---------------------------------------------------------------------------------------------------------------
                                                           $45.4           $(9.7)          $(6.3)        $29.4
==================================================================================================================
(a) Of the planned downsizing of 1,121 positions, 526 reductions had been implemented as of December 31, 2001.
==================================================================================================================

The Company expects that substantially all remaining payments will be made within the next twelve months, except for certain international lease agreements that expire through 2007.

During 2001, The Company recorded other nonrecurring charges as follows:

--------------------------------------------
                  Cost of
                    Sales      SG&A
(In millions)     Charges   Charges    Total
--------------------------------------------
Home products      $  9.0    $    -   $  9.0
Golf products         1.2         -      1.2
Office products      27.8      14.7     42.5
--------------------------------------------
                   $ 38.0    $ 14.7   $ 52.7
============================================

Other nonrecurring charges include charges related to the 2001 restructuring activities:

Home products includes costs due to inventory write-offs related to the downsizing of the low-margin specialty plumbing parts business.

Golf products includes inventory write-offs due to the discontinuance of certain golf ball manufacturing processes.

Office products includes inventory write-offs due to the discontinuance of certain unprofitable product lines and expenses associated with the exploration of strategic options for the office products business.

RESTRUCTURING AND OTHER NONRECURRING CHARGES PROGRAM -- 1999 In connection with the restructuring program established in 1999, the Company recorded pre-tax restructuring charges for the year ended December 31, 2000 as follows:

------------------------------
(In millions)    Restructuring
------------------------------
Home products          $   3.6
Golf products              2.8
Office products           13.3
------------------------------
                       $  19.7
==============================

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

During 1999, the Company recorded pre-tax restructuring charges as follows:

--------------------------------
(In millions)      Restructuring
--------------------------------
Home products             $ 24.0
Spirits and wine            18.8
Golf products               11.4
Office products             16.2
Corporate office            66.4
--------------------------------
                          $136.8
================================

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

-------------------------------------------------------------------------------------------------------------------------------
Reconciliation of the restructuring liability, as of December 31, 2000, is as follows:
-------------------------------------------------------------------------------------------------------------------------------
                                                            Balance at          2000           Cash    Non-Cash      Balance at
(In millions)                                                 12/31/99     Provision   Expenditures   Write-offs       12/31/00
-------------------------------------------------------------------------------------------------------------------------------
Rationalization of operations
   Employee termination costs(a)                                 $38.3         $14.8         $(37.6)      $ (1.2)         $14.3
   Other                                                           1.5          (0.6)           1.5         (2.4)             -
International distribution and lease agreements                   16.3           2.1           (2.5)        (8.3)           7.6
Loss on disposal of assets                                         0.8           3.4              -         (2.6)           1.6
-------------------------------------------------------------------------------------------------------------------------------
                                                                 $56.9         $19.7         $(38.6)      $(14.5)         $23.5
-------------------------------------------------------------------------------------------------------------------------------

(a) Of the planned downsizing of 2,270 positions, 2,052 reductions had been implemented as of December 31, 2000.

Reconciliation of the restructuring liability, as of December 31, 2001, is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                                Balance at            Cash     Non-Cash    Balance at
(In millions)                                                    12/31/00     Expenditures   Write-offs      12/31/01
---------------------------------------------------------------------------------------------------------------------
Rationalization of operations
Employee termination costs(a)                                       $14.3           $(10.7)      $(0.8)(b)       $2.8
Other                                                                   -                -           -              -
International distribution and lease agreements                       7.6             (1.4)       (5.7)(b)        0.5
Loss on disposal of assets                                            1.6                -        (1.6)             -
---------------------------------------------------------------------------------------------------------------------
                                                                    $23.5           $(12.1)      $(8.1)          $3.3
=====================================================================================================================

(a) Of the planned downsizing of 2,306 positions, 2,282 reductions had been implemented as of December 31, 2001.

(b) Non=cash write=offs include reclasses to reduce international spirits and wine distribution and lease agreement restructuring reserves by $5.4 million related to the formation of Maxxium and employment termination costs by $0.1 million.
================================================================================


The Company expects that all remaining activity will be completed within the next twelve months.

During 2000, the Company recorded other nonrecurring charges as follows:

----------------------------------------------
                   Cost of
                     Sales      SG&A
(In millions)      Charges   Charges     Total
----------------------------------------------
Home products       $11.3     $ 2.9      $14.2
Golf products         0.2       2.8        3.0
Office products      25.1       8.7       33.8
Corporate office        -       2.3        2.3
----------------------------------------------
                    $36.6     $16.7      $53.3
==============================================

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

Corporate office includes relocation costs associated with establishing a new corporate headquarters.

During 1999, the Company recorded other nonrecurring charges as follows:

-----------------------------------------------
                   Cost of
                   Sales     SG&A
(In millions)      Charges   Charges     Total
-----------------------------------------------
Home products       $ 3.5    $ 1.7      $ 5.2
Golf products        25.2      5.5       30.7
Office products       2.3      5.1        7.4
Corporate office        -     15.9       15.9
-----------------------------------------------
                    $31.0    $28.2      $59.2
===============================================

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                          FORTUNE BRANDS, INC. AND SUBSIDIARIES

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

Golf products includes Titleist golf balls and clubs and FootJoy shoes and gloves manufactured, marketed or distributed by Acushnet Company.

Office products includes paper fastening, document management, computer accessories, time management, presentation and other office products manufactured, marketed or distributed by ACCO World subsidiaries.

Net sales and operating company contribution for the years 2001, 2000 and 1999 and segment assets for the related year ends by business segments and by geographic areas, are shown on page 56.

The Company's subsidiaries operate principally in the United States, United Kingdom, Canada and Australia.

Operating company contribution, the key measure by which we gauge performance, is net sales less all costs and expenses other than restructuring and other nonrecurring charges, write-downs of identifiable intangibles and goodwill, amortization of intangibles, corporate administrative expenses, interest and related expenses and other (income) expenses, net, income taxes and minority interests. A reconciliation of operating company contribution to consolidated income (loss) before income taxes and minority interests is as follows:

---------------------------------------------------------
(In millions)                      2001    2000      1999
---------------------------------------------------------
Operating company contribution   $805.5  $874.2  $  829.3
Restructuring charges              45.4    19.7     136.8
Nonrecurring charges               52.7    53.3      59.2
Amortization of intangibles        62.7    79.6      85.5
Write-down of identifiable
 intangibles and goodwill          73.3   502.6   1,126.0
Interest and related expenses      96.8   133.8     106.8
Non-operating expenses            (17.3)   41.2      31.1
---------------------------------------------------------
 Income (loss) before income
   taxes and minority interests
   as reported                   $491.9  $ 44.0   $(716.1)
=========================================================

Reconciliation of segment net sales to consolidated net sales is as follows:

----------------------------------------------
(In millions)         2001      2000      1999
----------------------------------------------
Home products     $2,106.8  $2,122.5  $1,872.3
Spirits and wine   1,369.3   1,228.9   1,269.6
Golf products        946.5     965.2     977.7
Office products    1,256.1   1,435.4   1,381.0
----------------------------------------------
                  $5,678.7  $5,752.0  $5,500.6
==============================================

Reconciliation of segment assets to consolidated total assets is as follows:

---------------------------------------------------------
(In millions)                   2001      2000       1999
---------------------------------------------------------
Segment assets              $3,286.5  $3,617.5  $ 3,642.9
Intangibles resulting from
 business acquisitions, net  1,789.6   1,989.4    2,592.1
Corporate                      224.8     157.2      182.1
                            $5,300.9  $5,764.1  $ 6,417.1
=========================================================

Long-lived assets are as follows: (a)

---------------------------------------------
(In millions)        2001      2000      1999
---------------------------------------------
United States    $  986.5  $  956.3  $  911.7
United Kingdom       61.7     153.2     188.6
Canada               26.6      24.9      25.4
Australia            11.3      12.1      14.1
Other countries      72.3      58.6      36.7
---------------------------------------------
                 $1,158.4  $1,205.1  $1,176.5
=============================================

(a)  Represents property, plant and equipment, net.

Depreciation is as follows:

----------------------------------------------
(In millions)             2001    2000    1999
----------------------------------------------
Home products           $ 55.1  $ 55.5  $ 43.1
Spirits and wine          34.3    35.0    38.8
Golf products             25.5    23.0    21.6
Office products           40.7    43.2    38.8
Corporate                  0.4     0.4     2.7
----------------------------------------------
                        $156.0  $157.1  $145.0
==============================================

Amortization of intangibles is as follows:

-------------------------------------
(In millions)      2001   2000   1999
-------------------------------------
Home products     $32.9  $32.8  $32.4
Spirits and wine   20.4   20.9   24.9
Golf products       3.0    3.1    6.5
Office products     6.4   22.8   21.7
-------------------------------------
                  $62.7  $79.6  $85.5
=====================================

Capital expenditures are as follows:

---------------------------------------------
(In millions)          2001     2000     1999
---------------------------------------------
Home products        $ 88.4   $117.1   $113.0
Spirits and wine       46.3     44.3     34.4
Golf products          40.4     35.0     37.2
Office products        19.7     30.4     55.5
Corporate              12.5      0.4      0.4
---------------------------------------------
                     $207.3   $227.2   $240.5
=============================================

16. Earnings Per Share

Basic earnings per common share are based on the weighted average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible debentures and convertible preferred shares outstanding at the beginning of each year were converted at those dates, with related interest, preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable upon exercise of those stock options for which market price exceeds exercise price, less shares which could have been purchased by the Company with related proceeds. The Convertible Preferred stock and stock options, amounting to 2.5 and 3.7 million shares, were not included in the computation of diluted earnings per common share for 2000 and 1999 since they would have resulted in an antidilutive effect.

The computation of basic and diluted earnings per common share for "Net income
(loss)" is as follows:

(In millions,
except per-share amounts)           2001      2000        1999
---------------------------------------------------------------
Net income (loss)                $ 386.0   $(137.7)   $ (890.6)
Less: Preferred stock dividends      0.8       0.8         0.9
---------------------------------------------------------------
Income available to common
 stockholders - basic              385.2    (138.5)     (891.5)
Convertible Preferred stock
 dividend requirements               0.8         -           -
---------------------------------------------------------------
Income available to common
 stockholders - diluted          $ 386.0   $(138.5)   $ (891.5)
---------------------------------------------------------------
Weighted average number of
 common shares outstanding
 - basic                           151.7     157.6       166.6
Conversion of Convertible
 Preferred stock                     1.8         -           -
Exercise of stock options            1.8         -           -
---------------------------------------------------------------
Weighted average number of
 common shares outstanding
 - diluted                         155.3     157.6       166.6
---------------------------------------------------------------

Earnings per common share
 Basic                           $  2.55   $ (0.88)   $  (5.35)
---------------------------------------------------------------

Diluted                          $  2.49   $ (0.88)   $  (5.35)
---------------------------------------------------------------


17. Comprehensive Income (Loss)

Comprehensive income (loss) is defined as net income and other changes in stockholders' equity from transactions and other events from sources other than stockholders. The components of and changes in other comprehensive income
(loss) are as follows:


-------------------------------------------------------------------------------------------------------------
                                                                                      Minimum     Accumulated
                                                                        Foreign       Pension           Other
                                                                       Currency     Liability   Comprehensive
(In millions)                                                       Adjustments    Adjustment    Income (Loss)
-------------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                                            $    12.5    $    (7.8)     $      4.7
Comprehensive income changes during year (net of taxes of $2.4)           (24.4)         4.8           (19.6)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                                              (11.9)        (3.0)          (14.9)
Changes during year (net of taxes of $2.3)                                (63.5)        (1.2)          (64.7)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                                              (75.4)        (4.2)          (79.6)
Changes during year (net of taxes of $9.2)                                (38.2)       (13.9)          (52.1)
-------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001                                          $  (113.6)   $   (18.1)     $   (131.7)
-------------------------------------------------------------------------------------------------------------

Included in the foreign currency adjustments balance at December 31, 2001, are deferred gains related to derivatives of $1.2 million. (See Note 1.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

18. Related Party Transactions

FUTURE BRANDS LLC In 2001, the Company's spirits and wine business completed transactions with Vin & Sprit AB of Sweden creating a joint venture, named Future Brands LLC, to distribute both companies' spirits and wine brands in the United States. As part of forming this joint venture, our spirits and wine business has, in the event of a default of the LLC, a continuing obligation to satisfy any financial obligations of the LLC that may arise in the event that the LLC fails to fulfill its operating obligations and which results in a claim. These financial obligations include, but are not limited to, making payments to suppliers, employees and other parties with which the LLC has contracts. At December 31, 2001, JBB Co. did not have any outstanding obligations as a result of this arrangement. JBB Co.'s transactions with the LLC amounted to: sales of $498.7 million in 2001, accounts receivable of $92.0 million, accounts payable of $23.7 million and an investment of $9.4 million as of December 31, 2001.

MAXXIUM WORLDWIDE BV In 1999, the spirits and wine business formed an international sales and distribution joint venture named Maxxium Worldwide B.V. with Remy-Cointreau and Highland Distillers, which began operating in August 1999, to distribute and sell spirits in key markets outside the United States. As a result of forming this joint venture, the Company has guaranteed certain credit facilities and bank loans entered into by Maxxium up to an amount totaling $55 million, of which $48 million was outstanding as of December 31, 2001. At December 31, 2000, the guarantees totaled $77 million, of which $68 million was outstanding. JBBW has also executed a Shareholder Loan Facility with Maxxium. There are no amounts outstanding under this Loan Facility as of December 31, 2001. As of December 31, 2000, the outstanding balance under the Loan Facility was $18.6 million. This Loan Facility expires December 31, 2003. JBB Co.'s transactions with Maxxium included the following: sales of $168.2 million, $160.0 million and $84.3 million for the years ended December 31, 2001, 2000 and 1999, respectively, accounts receivable of $39.5 million, $57.6 million and $55.0 million as of December 31, 2001, 2000 and 1999, respectively, and accounts payable of $6.1 million, $22.4 million and $20.0 million as of December 31, 2001, 2000 and 1999, respectively, and an investment of $63.0 million, $66.9 million and $68.6 million as of December 31, 2001, 2000 and 1999, respectively.

19. Pending Litigation

TOBACCO LITIGATION AND INDEMNIFICATION

On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company (the "Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company. The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions, including the fact that the Company never made or sold tobacco, and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

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

The Company provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated. Such accruals are adjusted as new information develops or circumstances change and are not discounted. At December 31, 2001 and 2000, such accruals amounted to $51.7 million and $55.9 million respectively.

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

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

To the Board of Directors and Stockholders of Fortune Brands, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Fortune Brands, Inc. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective April 1, 1999, the Company changed its accounting policy for assessing recoverability of goodwill from one based on undiscounted cash flows to one based on discounted cash flows.

/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP

Chicago, Illinois
January 22, 2002

To the Stockholders of Fortune Brands, Inc.

We have prepared the consolidated balance sheet of Fortune Brands, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2001. The financial statements have been prepared in accordance with generally accepted accounting principles. Financial information elsewhere in this Annual Report is consistent with that in the financial statements.

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

/s/ NORMAN H. WESLEY
-------------------------
NORMAN H. WESLEY
Chairman of the Board and
Chief Executive Officer

/s/ CRAIG P. OMTVEDT
-------------------------
CRAIG P. OMTVEDT
Senior Vice President and
Chief Financial Officer

INFORMATION ON BUSINESS SEGMENTS(a)

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------------------
(In millions)                                  2001           2000          1999         1998        1997         1996
----------------------------------------------------------------------------------------------------------------------
BUSINESS SEGMENTS
Net sales(b)
Home products                             $ 2,106.8      $ 2,122.5     $ 1,872.3    $ 1,636.8   $ 1,394.0    $ 1,374.1
Spirits and wine                            1,369.3        1,228.9       1,269.6      1,265.9     1,244.7      1,303.5
Golf products                                 946.5          965.2         977.7        974.1       911.6        811.4
Office products                             1,256.1        1,435.4       1,381.0      1,403.3     1,294.2      1,228.7
----------------------------------------------------------------------------------------------------------------------
                                          $ 5,678.7      $ 5,752.0     $ 5,500.6    $ 5,280.1   $ 4,844.5    $ 4,717.7
======================================================================================================================

OPERATING COMPANY CONTRIBUTION
Home products                             $   318.1      $   340.4     $   300.2    $   252.5   $   222.9    $   214.1
Spirits and wine                              306.0          309.1         293.6        268.9       257.2        244.1
Golf products                                 131.3          145.2         147.0        142.9       138.2        125.3
Office products                                50.1           79.5          88.5        134.0       128.1        116.3
----------------------------------------------------------------------------------------------------------------------
                                          $   805.5      $   874.2     $   829.3    $   798.3   $   746.4    $   699.8
======================================================================================================================
SEGMENT ASSETS (c)
Home products                             $ 1,121.3      $ 1,143.3       1,008.3    $   826.2   $   735.8    $   752.7
Spirits and wine                              763.8          934.8       1,042.2        967.9       899.4        986.9
Golf products                                 630.7          603.0         604.8        667.6       617.1        579.8
Office products                               770.7          936.4         987.6      1,011.5       861.4        856.9
----------------------------------------------------------------------------------------------------------------------
                                          $ 3,286.5      $ 3,617.5     $ 3,642.9    $ 3,473.2   $ 3,113.7    $ 3,176.3
======================================================================================================================
GEOGRAPHIC AREAS
Net sales(b),(d)
United States                             $ 4,445.6      $ 4,408.9     $ 4,117.8    $ 3,852.9   $ 3,432.4    $ 3,330.6
United Kingdom                                379.9          426.4         494.0        552.0       499.5        522.8
Canada                                        239.8          261.4         238.2        236.0       223.9        194.2
Australia                                     142.4          151.9         157.1        158.4       199.6        190.9
Other countries                               471.0          503.4         493.5        480.8       489.1        479.2
----------------------------------------------------------------------------------------------------------------------
  Ongoing operations                      $ 5,678.7      $ 5,752.0     $ 5,500.6    $ 5,280.1   $ 4,844.5    $ 4,717.7
======================================================================================================================

(a) See Note 15 for further Information on Business Segments.

(b) Net Sales have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue (EITF)
    No. 00-10. Amounts prior to 1998 have not been restated as amounts were not available. In addition, net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with EITF No. 00-22. Amounts prior to 1999 have not been restated as amounts were not available.

(c) Represents total assets excluding intercompany receivables and intangibles resulting from business acquisitions, net.

(d) Net sales are attributed to countries based on location of customer.

SIX-YEAR CONSOLIDATED SELECTED FINANCIAL DATA

                                           FORTUNE BRANDS, INC. AND SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------------------
(In millions, except per-share amounts)              2001(b)      2000             1999(b)     1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------
OPERATING DATA (a)
Net sales(c)                                    $ 5,678.7    $ 5,752.0        $ 5,500.6   $ 5,280.1    $ 4,844.5    $ 4,717.7
Gross profit(c)                                   2,190.0      2,310.3          2,225.7     2,168.5      1,885.4      1,863.4
Depreciation and amortization                       218.7        236.7            230.5       251.1        242.7        238.3
Operating company contribution                      805.5        874.2            829.3       798.3        746.4        699.8
Interest and related expenses                        96.8        133.8            106.8       102.7        116.7        165.5
Income taxes                                         94.4        176.6            169.9       218.3         98.2        157.9
Income (loss) from continuing
  operations                                        386.0       (137.7)          (890.6)      293.6         41.5        181.7
Income from discontinued
  operations                                            -           -                -           -          65.1        315.1
Extraordinary items                                     -           -                -        (30.5)        (8.1)       (10.3)
Net income (loss)                                   386.0       (137.7)          (890.6)      263.1         98.5        486.5
Earnings per common share
  Basic
    Continuing operations                       $    2.55    $   (0.88)       $   (5.35)  $    1.70    $     .24    $    1.04
    Discontinued operations                             -            -               -            -          .38         1.82
    Extraordinary items                                 -            -               -         (.18)        (.05)        (.06)
-----------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                         $    2.55    $   (0.88)       $   (5.35)  $    1.52    $     .57    $    2.80
=============================================================================================================================
  Diluted
    Continuing operations                       $    2.49    $   (0.88)       $   (5.35)  $    1.67    $     .23    $    1.03
    Discontinued operations                             -            -                -           -          .38         1.79
    Extraordinary items                                 -            -                -        (.18)        (.05)        (.06)
-----------------------------------------------------------------------------------------------------------------------------
      Net income (loss)                         $    2.49    $   (0.88)       $   (5.35)  $    1.49    $     .56    $    2.76
=============================================================================================================================
COMMON SHARE DATA (a),(b)
Dividends paid                                  $   147.2    $   146.9        $   148.7   $   146.5    $   242.3    $   347.2
Dividends paid per share                        $     .97    $     .93        $     .89       $ .85    $    1.41    $    2.00
Average number of shares
  outstanding                                       151.7        157.6            166.6       172.2        171.6        173.3
Book value per share                            $   14.15    $   13.85        $   16.71   $   23.92    $   23.31    $   21.48
=============================================================================================================================
BALANCE SHEET DATA (a)
Inventories                                     $   856.6    $ 1,079.2        $ 1,061.4   $ 1,087.6    $   955.2    $ 1,037.9
Current assets(e)                                 1,969.6      2,264.5          2,312.8     2,265.3      2,095.6      2,842.1
Working capital(e)                                  711.2        224.6            309.9       420.7        327.1        774.0
Property, plant and equipment, net                1,158.4      1,205.1          1,176.5     1,119.9        980.9        972.6
Intangibles, net                                  1,789.6      1,989.4          2,592.1     3,761.3      3,674.1      3,730.7
Total assets                                      5,300.9      5,764.1          6,417.1     7,359.7      6,942.5      7,737.3
Short-term debt                                      39.2        806.0            640.0       504.7        404.6        782.2
Long-term debt                                      950.3      1,151.8          1,204.8       981.7        739.1      1,598.3
Minority interest in consolidated
  subsidiaries                                      390.8         14.4             14.9        15.2          9.5          5.5
Stockholders' equity                              2,102.7      2,135.9          2,738.2     4,097.5      4,017.1      3,676.0
Capital expenditures                                207.3        227.2            240.5       251.9        196.9        199.7
=============================================================================================================================

(a) See pages 23 through 34 of Financial Section.

(b) See Note 3 regarding acquisitions, dispositions and joint ventures.

(c) Net Sales and Gross Profit have been restated for 1999 and 1998 to conform to the 2000 presentation due to the reclassification of billed shipping and handling amounts in accordance with Emerging Issues Task Force Issue No. 00-10. Amounts prior to 1998 have not been restated as amounts are not available. In addition, net sales have been restated for 2000 and 1999 to conform to the 2001 presentation due to the reclassification of customer rebates in accordance with EITF No. 00-22. Amounts prior to 1999 have not been restated as amounts were not available.

(d) On January 31, 2002, there were 30,275 common stockholders of record, not necessarily reflecting beneficial ownership.

(e) 1996 includes net assets of discontinued operations as current assets.